As filed with the Securities and Exchange Commission on August 31, 2007
Registration No. 333-144110

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2

TO

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

RENEGY HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

Delaware	4991	20-8987239
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

301 West Warner Road, Suite 132
Tempe, AZ 85284-2961
(480) 556-5555
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Richard M. Weinroth, Esq.
Secretary
Renegy Holdings, Inc.
301 West Warner Road, Suite 132
Tempe, AZ 85284-2961
(480) 556-5555
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Donna M. Petkanics, Esq. Bradley L. Finkelstein, Esq. Daniel J. Rodriguez, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	Robert M. Worsley Chief Executive Officer NZ Legacy, LLC 3418 N. Val Vista Dr. Mesa, AZ 85213 (480) 218-8880	Christopher D. Johnson, Esq. Christopher A. Van Tuyl, Esq. Squire, Sanders & Dempsey L.L.P. 40 N. Central Avenue, Suite 2700 Phoenix, AZ 85004 (602) 528-4000

Approximate date of commencement of proposed sale to the public: Upon consummation of the transaction described herein.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

MERGER PROPOSAL — YOUR VOTE IS IMPORTANT

To Catalytica Energy Systems Stockholders:

As announced in May, we have entered into an agreement to combine our business with Snowflake White Mountain Power, LLC, Renegy, LLC, and Renegy Trucking, LLC, businesses engaged in creating and operating renewable energy power projects and harvesting biomass fuel and which comprise the renewable energy division of NZ Legacy, LLC, a privately owned Arizona land, mineral and energy development company. Upon completion of the transaction, the combined company will operate under a newly formed holding company named Renegy Holdings, Inc., which we refer to as Renegy in this proxy statement/prospectus, with two divisions focused on clean energy: a division focused on becoming an independent power producer of renewable energy, and a division providing emissions compliance services for the coal-fired power generation industry. We believe this transaction will broaden our clean energy vision and allows us to pursue an expanded direction for our business in the rapidly developing renewable energy market.

As part of the transaction, Catalytica Energy Systems (Catalytica) will become a wholly owned subsidiary of Renegy in a merger transaction, and Catalytica stockholders are currently expected to receive one-seventh (1/7th) of a share of Renegy common stock for each share of Catalytica common stock they own as of the effective time of the merger. As a result, Catalytica stockholders will receive one share of Renegy common stock for each seven shares of Catalytica common stock that they own at the completion of the merger. No fractional shares of Renegy common stock will be issued. Instead, the number of shares of Renegy common stock issuable to a stockholder of Catalytica who would otherwise be entitled to a fraction of a share (after aggregating all fractional shares to be received by that stockholder) will be rounded up to the next highest whole number. The owner of NZ Legacy, LLC currently is expected to receive 3,774,048 shares of Renegy common stock and warrants, subject to vesting conditions, to purchase 2,473,023 shares of the common stock of Renegy at a purchase price of $16.38 per share, in exchange for the contribution of its interests in Renegy, LLC, Renegy Trucking, LLC and Snowflake White Mountain Power, LLC simultaneously with the merger. The stockholders of Catalytica will own approximately 41.5% of Renegy following the transaction if the warrants are not exercised, or approximately 30% if all of the warrants become vested and are exercised, in each case, on a fully diluted basis using the treasury stock method, as of the date of the contribution and merger agreement.

There is no current public market for Renegy’s common stock. Renegy has applied for listing of its common stock on the NASDAQ Global Market under the trading symbol “RNGY.” If the transaction is completed, shares of Catalytica’s common stock will no longer be traded on the NASDAQ Global Market under the trading symbol “CESI.”

Catalytica’s board of directors has unanimously approved the transaction, as further described herein, including the contribution and merger agreement pursuant to which Catalytica will become a wholly owned subsidiary of Renegy.

The transaction cannot be completed unless Catalytica stockholders adopt the contribution and merger agreement pertaining to the transaction at a special meeting of stockholders or any adjournment or postponement thereof. More detailed information about Catalytica, Renegy, Renegy, LLC, Renegy Trucking, LLC, Snowflake White Mountain Power, LLC and the proposed transaction is contained in this proxy statement/prospectus. We encourage you to carefully read this proxy statement/prospectus before voting, including the section entitled “Risk Factors” beginning on page 17.

Our board of directors unanimously recommends that Catalytica stockholders vote “FOR” the adoption of the contribution and merger agreement.

The date, time and place of the special stockholders meeting is as follows:

September 27, 2007
10:00 a.m. local time
301 West Warner Road
Suite 132
Tempe, Arizona 85284

Your vote is very important.  Whether or not you plan to attend Catalytica’s special stockholders meeting, please take the time to vote by completing and mailing to us the enclosed proxy card or voting instructions or by submitting your proxy or voting instructions by telephone or over the Internet. If your shares are held in “street name,” you must instruct your broker in order to vote. Failing to vote at the Catalytica special meeting, in person or by proxy, will have the effect of a vote against the adoption of the contribution and merger agreement.

Sincerely,

Robert W. Zack
President, Chief Executive Officer and
Chief Financial Officer
Catalytica Energy Systems, Inc.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED IN CONNECTION WITH THIS PROXY STATEMENT/PROSPECTUS, OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated August 31, 2007, and is first being mailed to stockholders of Catalytica on or about September 7, 2007.

ADDITIONAL INFORMATION

Catalytica will provide you with copies of information relating to Renegy and Catalytica, without charge, upon written or oral request to:

CATALYTICA ENERGY SYSTEMS, INC.
1061 Alameda de las Pulgas
Belmont, CA 94002
Attention: Investor Relations
Telephone: (650) 631-2847

PLEASE REQUEST DOCUMENTS FROM CATALYTICA NO LATER THAN SEPTEMBER 20, 2007. UPON REQUEST, CATALYTICA WILL MAIL ANY DOCUMENTS TO YOU BY FIRST CLASS MAIL BY THE NEXT BUSINESS DAY.

In addition, you may obtain information about Catalytica from Catalytica’s website, http://www.catalyticaenergy.com, or by sending an email to mmeloni@catalyticaenergy.com. Information contained on Catalytica’s website does not constitute part of this proxy statement/prospectus. See the section entitled “Documents Incorporated by Reference” beginning on page 206 of this proxy statement/prospectus for more information about the documents incorporated by reference in this proxy statement/prospectus.

If you have questions regarding the procedures for voting your shares, you may also direct them to:

Morrow & Co., Inc
470 West Avenue
Stamford, CT 06902
Telephone: (203) 658-9400

You should rely only on the information contained in, or incorporated by reference into, this proxy statement/prospectus in deciding how to vote on the proposal set forth in this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated August 31, 2007. You should not assume that the information contained in, or incorporated by reference into, this proxy statement/prospectus is accurate as of any date other than that date.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this proxy statement/prospectus regarding Renegy and Snowflake Acquisition Corporation, a wholly-owned subsidiary of Renegy, has been provided by Renegy and Snowflake Acquisition Corporation, respectively; information contained in this proxy statement/prospectus regarding Catalytica has been provided by Catalytica; and information contained in this proxy statement/prospectus regarding Renegy, LLC (Renegy LLC), Renegy Trucking, LLC (Renegy Trucking) and Snowflake White Mountain Power, LLC (Snowflake) has been provided by Renegy LLC, Renegy Trucking and Snowflake, respectively.

CATALYTICA ENERGY SYSTEMS, INC.
301 West Warner Road, Suite 132
Tempe, AZ 85284-2961
(480) 556-5555

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To Be Held September 27, 2007

Dear Stockholders of Catalytica Energy Systems:

You are cordially invited to attend a special meeting of stockholders of Catalytica Energy Systems, Inc. at 301 West Warner Road, Suite 132, Tempe, Arizona 85284, on September 27, 2007, at 10:00 a.m. local time. At the special meeting, you will be asked to consider, vote upon and approve the following proposal:

Adoption of the contribution and merger agreement dated as of May 8, 2007, as amended, by and among Catalytica Energy Systems, Inc., Renegy Holdings, Inc., or Renegy, a wholly-owned subsidiary of Catalytica, Snowflake Acquisition Corporation, a wholly-owned subsidiary of Renegy, Renegy, LLC, Renegy Trucking, LLC, Snowflake White Mountain Power, LLC, Robert M. Worsley, Christi M. Worsley and the Robert M. Worsley and Christi M. Worsley Revocable Trust.

This proposal is described more fully in the proxy statement/prospectus accompanying this notice. Please give your careful attention to all of the information in the proxy statement/prospectus.

Only stockholders of record at the close of business on August 31, 2007, the record date for the special meeting, are entitled to notice of and to vote at the special meeting and any adjournments or postponements thereof. Approval of the proposal will require the affirmative vote of the holders of a majority of the shares of Catalytica’s common stock outstanding on the record date.

Catalytica’s board of directors has unanimously approved the contribution and merger agreement and recommends that Catalytica stockholders vote “FOR” adoption of the contribution and merger agreement.

Your vote is important. To ensure that your shares are represented at the special meeting, we encourage you to complete, date, sign and promptly return your proxy card in the enclosed postage-paid envelope or follow the instructions for telephone or Internet voting, whether or not you plan to attend the special meeting in person. You may revoke your proxy in the manner described in the proxy statement/prospectus at any time before it has been voted at the special meeting. Any stockholder attending the special meeting may vote in person even if the stockholder has returned a proxy.

By Order of the Board of Directors,

Robert W. Zack
President, Chief Executive Officer
and Chief Financial Officer

August 31, 2007
Tempe, Arizona

i

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION
AND SPECIAL MEETING OF CATALYTICA STOCKHOLDERS

The following are some questions that you, as a stockholder of Catalytica Energy Systems, Inc., or Catalytica, may have regarding the proposed transaction and special meeting of Catalytica stockholders, and brief answers to those questions. Renegy Holdings, Inc. (Renegy, “we”, “our” or “us”) and Catalytica urge you to read carefully the entirety of this proxy statement/prospectus because the information in this Q&A section may not provide all the information that may be important to you with respect to the adoption of the contribution and merger agreement or the issuance of Renegy common stock in connection with the transaction. Additional information is also contained in the annexes to this proxy statement/prospectus.

Q:	What is the transaction?

A:	Catalytica has entered into a definitive contribution and merger agreement to combine its business with Snowflake White Mountain Power, LLC (Snowflake), Renegy, LLC (Renegy LLC) and Renegy Trucking, LLC (Renegy Trucking), businesses engaged in creating and operating renewable energy power projects and harvesting biomass fuel, and which comprise the renewable energy division of NZ Legacy, LLC, a privately owned Arizona land, mineral and energy development company. Upon completion of the transaction, the combined company will operate under a newly formed holding company named Renegy Holdings, Inc., which we refer to as Renegy in this proxy statement/prospectus, with two divisions focused on clean energy: a division focused on becoming an independent power producer of renewable energy, and a division providing emissions compliance services for the coal-fired power generation industry.

The business combination will be effected through a merger of a wholly-owned subsidiary of Renegy with and into Catalytica, with Catalytica surviving the merger, and the concurrent contribution of all of the outstanding equity interests of Renegy LLC, Renegy Trucking and Snowflake to Renegy, after which Catalytica, Renegy LLC, Renegy Trucking and Snowflake will operate under and become wholly-owned subsidiaries of Renegy. A diagram comparing the ownership structure of the parties prior to and immediately after consummation of the proposed transaction is set forth on page 2 of this proxy statement/prospectus.

In this proxy statement/prospectus, when we refer to the “transaction,” we refer collectively to the Catalytica merger and to the contribution of equity interests of Renegy LLC, Renegy Trucking and Snowflake, as described above. In addition, when we refer to the “Snowflake entities,” we refer collectively to Renegy LLC, Renegy Trucking and Snowflake.

Q:	Who are the parties in the transaction?

A:	The contribution and merger agreement, which governs the transaction, was entered into by and among Catalytica, Renegy (a wholly-owned subsidiary of Catalytica), Snowflake Acquisition Corporation (a wholly-owned subsidiary of Renegy), the Snowflake entities, Robert M. Worsley, Christi M. Worsley and the Robert M. Worsley and Christi M. Worsley Revocable Trust.

Catalytica.  Catalytica provides innovative products and services to meet the growing demand for clean energy production, with a focus on cost-effective emissions control solutions for the coal-fired power generation industry. Catalytica currently owns all of the capital stock of Renegy.

Renegy.  Renegy is a newly formed company that has not, to date, conducted any activities other than those incident to its formation, the matters contemplated by the contribution and merger agreement and the preparation of this proxy statement/prospectus. Upon completion of the transaction, Catalytica and the Snowflake entities will each become wholly-owned subsidiaries of Renegy, and the business of Renegy will be the combined businesses currently conducted by Catalytica and the Snowflake entities.

Snowflake Acquisition Corporation.  Snowflake Acquisition Corporation, or the Merger Subsidiary, is a wholly-owned subsidiary of Renegy and was incorporated for the sole purpose of facilitating the Catalytica merger. The Merger Subsidiary does not have any operations.

v

The Snowflake Entities.  Renegy LLC, Renegy Trucking and Snowflake are collectively classified as a development stage entity and are engaged in creating and operating renewable energy power projects and harvesting biomass fuel. The Snowflake entities are beneficially owned by the Robert M. Worsley and Christi M. Worsley Revocable Trust, a trust controlled by Robert M. Worsley and his spouse, Christi M. Worsley.

Robert M. Worsley.  Robert Worsley is the founder of each of the Snowflake entities and has been the Manager and President of each of them since their respective inceptions. Together with his spouse, Christi M. Worsley, Robert M. Worsley controls the Robert M. Worsley and Christi M. Worsley Revocable Trust, which beneficially owns all of the equity interests in the Snowflake entities.

Christi M. Worsley.  Christi M. Worsley is the spouse of Robert M. Worsley. Collectively, they control the Robert M. Worsley and Christi M. Worsley Revocable Trust, which beneficially owns all of the equity interests in the Snowflake entities.

The Robert M. Worsley and Christi M. Worsley Revocable Trust.  The Robert M. Worsley and Christi M. Worsley Revocable Trust beneficially owns, through NZ Legacy, LLC and its wholly-owned subsidiaries, the Snowflake entities.

In this proxy statement/prospectus, Robert M. Worsley is sometimes referred to as R. Worsley or Mr. Worsley, Christi M. Worsley is sometimes referred to as C. Worsley, and the Robert M. Worsley and Christi M. Worsley Revocable Trust is sometimes referred to as the Worsley Trust. When we refer to “Worsley,” we mean Robert M. Worsley, Christi M. Worsley and the Worsley Trust, collectively.

Q:	Why are the parties proposing the transaction?

A:	Catalytica believes that its stockholders will realize benefits from the combination of the businesses of Catalytica and the Snowflake entities through the proposed transaction. In particular, the combined company, Renegy, will have an expanded focus on clean energy, operating under two divisions as a independent power producer of renewable energy and as a provider of emissions compliance services for the coal-fired power generation industry. This combination strategically broadens and diversifies Catalytica’s product and service offerings to include the large and growing renewable energy market. In addition, Catalytica believes the proposed transaction will provide Renegy with an improved platform for future growth. See “The Transaction — Consideration of the Transaction by the Catalytica Board of Directors and Reasons for the Transaction” beginning on page 61 of this proxy statement/prospectus.

Q:	Who will be the directors and officers of Renegy following the transaction?

A:	Robert W. Zack, Catalytica’s current President, Chief Executive Officer and Chief Financial Officer, is currently serving as acting President, Chief Executive Officer and Chief Financial Officer of Renegy. Following the transaction, Robert M. Worsley will serve as President and Chief Executive Officer and Chairman of the board of directors of Renegy, and Mr. Zack will serve as Renegy’s Executive Vice President and Chief Financial Officer. In addition, William McMahon, SCR-Tech’s current President, will continue to serve in that capacity, and Scott Higginson, the current Executive Vice President of the Snowflake entities, will serve as the Senior Vice President of Renegy.

The board of directors of Renegy following the transaction will have seven members and consist of five current Catalytica directors, Mr. Worsley and a designee of Mr. Worsley. See “The Contribution and Merger Agreement — Board of Directors and Management of Renegy Following the Transaction” beginning on page 87 of this proxy statement/prospectus.

Q:	What will Catalytica stockholders receive in the merger?

A:	Each holder of Catalytica common stock is currently expected to be entitled to receive one-seventh (1/7th) of a share of Renegy common stock for each share of Catalytica common stock, which we refer to as the merger exchange ratio, held by such holder immediately prior to the completion of the transaction.

Q:	When do you expect the transaction to be completed?

A:	We are working to complete the transaction as soon as reasonably practicable. We expect to complete the transaction by the end of the third quarter of 2007. However, it is possible that factors outside of our control could require us to complete the transaction at a later time or not complete it at all.

Q:	Why am I receiving this proxy statement/prospectus?

A:	To complete the transaction, Catalytica’s stockholders must adopt the contribution and merger agreement dated as of May 8, 2007, as amended, by and among Renegy, Catalytica, the Merger Subsidiary, the Snowflake entities, R. Worsley, C. Worsley and the Worsley Trust, which we refer to in this proxy statement/prospectus as the contribution and merger agreement. A copy of the contribution and merger agreement is attached to this proxy statement/prospectus as Annex A. Catalytica will submit the contribution and merger agreement to its stockholders for approval at the special meeting of Catalytica’s stockholders.

Q:	What vote is required to adopt the contribution and merger agreement?

A:	A majority of the outstanding shares of Catalytica common stock entitled to vote at the special meeting in person or by proxy must vote “FOR” the adoption of the contribution and merger agreement.

Q:	How does the Catalytica board of directors recommend that I vote?

A:	After careful consideration, Catalytica’s board of directors unanimously recommends that Catalytica stockholders vote “FOR” the proposal to adopt the contribution and merger agreement.

Q:	Where can I find more information about Renegy, Catalytica and the Snowflake entities?

A:	You can find more information about Renegy, Catalytica and the Snowflake entities from reading this proxy statement/prospectus and the various sources described in this proxy statement/prospectus under the section entitled “Where You Can Find More Information” beginning on page 207 of this proxy statement/prospectus.

Q:	What percentage of Renegy capital stock will holders of Catalytica common stock as of the effective time of the merger own after the merger?

A:	Following the transaction, the stockholders of Catalytica as of the effective time of the merger will own approximately 41.5% of the outstanding shares of capital stock of Renegy, and the Worsley Trust, which indirectly owns all of the equity interests of the Snowflake entities, will own approximately 58.5% of the outstanding common stock of Renegy, based on the number of shares of Renegy common stock to be outstanding immediately following the completion of the transaction, on a fully diluted basis using the treasury stock method, as of the date of the contribution and merger agreement. In addition, in connection with the transaction, the Worsley Trust will be issued warrants to purchase common stock that if fully vested and exercised, will increase the Worsley Trust’s ownership of the common stock of Renegy to approximately 70% on a fully diluted basis using the treasury stock method.

Q:	Where will Renegy’s common stock be traded following the transaction?

A:	We have applied to have our common stock listed on the NASDAQ Global Market under the symbol “RNGY.” If the NASDAQ Global Market is not available or if we cannot meet the listing requirements therefor, we will apply to have our common stock listed on the NASDAQ Capital Market.

Q:	As a Catalytica stockholder, will I be able to trade the Renegy common stock that I receive in connection with the merger?

A:	We have applied to have our common stock listed on the NASDAQ Global Market under the symbol “RNGY.” The shares of Renegy issued in connection with the merger will be freely transferable, unless you are an affiliate of Catalytica, the Snowflake entities or Renegy. Persons who are deemed to be affiliates of Catalytica or the Snowflake entities prior to the merger will be required to comply with Rule 145 promulgated under the

Securities Act of 1933, as amended, which we refer to as the Securities Act, if they wish to sell or otherwise transfer any shares of Renegy common stock received in connection with the merger. In addition, if you are an affiliate of Renegy following the merger, you will be required to comply with the applicable restrictions of Rule 144 under the Securities Act, if you wish to sell or otherwise transfer any shares of Renegy common stock received in connection with the merger. You will be notified if you are an affiliate of Catalytica or the Snowflake entities and will be receiving shares of Renegy common stock in connection with the merger.

Q:	What do I need to do now?

A:	After you carefully read this proxy statement/prospectus, mail your signed proxy card in the enclosed return envelope, or submit your proxy by telephone or on the Internet in accordance with the instructions on the proxy card. In order to ensure that your vote is recorded, please vote your proxy as soon as possible even if you currently plan to attend the special meeting of stockholders in person. If you own your shares in “street name” through a broker or bank, you must instruct your bank or broker how to vote your shares using the enclosed voting instruction card. Internet and telephone voting is available in accordance with the instructions on the voting instruction card.

Q:	Why is my vote important?

A:	If you do not return your proxy card or submit your proxy by telephone or through the Internet or vote in person at the special meeting of stockholders, it will be more difficult for Catalytica to obtain the necessary quorum to transact business at the meeting. In addition, your failure to vote will have the same effect as a vote against the adoption of the contribution and merger agreement.

Q:	What risks should I consider in deciding whether to vote in favor of adoption of the contribution and merger agreement?

A:	You should carefully review the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page 17, which presents risks and uncertainties relating to the transaction and the businesses of each of Catalytica and the Snowflake entities.

Q:	How do I instruct my broker or bank to vote in connection with the adoption of the contribution and merger agreement if my shares are held in “street name”?

A:	If your shares are held by a broker, bank or other nominee (i.e., in “street name”), you must follow the instructions on the voting instruction card you receive from your broker, bank or other nominee in order for your shares to be voted. Please follow their instructions carefully. Also, please note that if the holder of record of your shares is a broker, bank or other nominee and you wish to vote in person at the special meeting, you must request a legal proxy from the bank, broker or other nominee that holds your shares and present that proxy and proof of identification at the special meeting to vote your shares. Based on the instructions provided by the broker, bank or other holder of record of their shares, street name stockholders may generally vote by mail, by methods listed on the voting instruction card or in person with a proxy from the record holder.

Q:	If my shares are held in “street name,” will my broker vote my shares for me?

A:	If you do not provide your broker with instructions on how to vote your “street name” shares, your broker will not be permitted to vote them for the adoption of the contribution and merger agreement.

Q:	If my shares are held in “street name,” what if I fail to instruct my broker or bank?

A:	If you fail to instruct your broker or bank to vote your shares and the broker or bank submits an unvoted proxy, the resulting “broker non-votes” will be counted toward a quorum at the special meeting, but they will not be voted and will have the same effect as a vote against the adoption of the contribution and merger agreement.

Q:	Should I send in my stock certificates now?

A:	No. If Catalytica stockholders approve the adoption of the contribution and merger agreement, then after the merger is completed, the exchange agent for the merger will send Catalytica stockholders written instructions for exchanging their stock certificates.

Q:	Am I entitled to appraisal rights with respect to the merger?

A:	No. Delaware law does not provide appraisal rights to holders of Catalytica common stock in connection with the merger.

Q:	What will happen to options to acquire Catalytica common stock?

A:	Options to purchase shares of Catalytica common stock outstanding at the effective time of the merger, whether or not vested, will be assumed by Renegy and become exercisable for shares of Renegy common stock and will continue to be subject to, except as described below, all the same terms and conditions as in effect prior to the merger. The number of shares of Renegy common stock issuable upon the exercise of these options will be equal to the number of shares of Catalytica common stock subject to the assumed option immediately prior to the effective time of the merger multiplied by the merger exchange ratio, rounded down to the nearest whole number. The exercise price per share of each assumed Catalytica option will be equal to the exercise price of the assumed Catalytica option immediately prior to the effective time of the merger divided by the merger exchange ratio, rounded up to the nearest whole cent.

Catalytica’s 1995 Stock Plan provides for the acceleration of vesting of all outstanding options in the event of a change in control, which includes the proposed merger, on the date six months after the change in control or upon any earlier involuntary termination of the affected employee by the successor corporation. In connection with the transaction, the board of directors of Catalytica in May 2007 authorized and approved, contingent on the closing of the transaction, the acceleration of any unvested portion of all outstanding options and other equity awards under the 1995 Stock Plan effective as of immediately prior to the closing of the proposed transaction, which will result in all equity awards under the 1995 Stock Plan accelerating six months sooner than they would have under the terms of the plan. With respect to any director and officer of Catalytica, such acceleration approved by the board of directors in May 2007 is conditioned on the director and/or officer, as the case may be, executing a stock restriction agreement or similar instrument whereby he or she agrees not to sell any shares underlying any such option or equity award until the date that such shares would have otherwise vested without regard to the acceleration approved by the board of directors of Catalytica in May 2007 (i.e., six months after the closing of the transaction).

Other than as described in the preceding paragraph, options assumed in connection with the merger will continue to have the same terms and conditions as they had prior to their assumption in connection with the merger.

Q:	How will the merger affect my participation in the Catalytica employee stock purchase plan?

A:	In connection with the proposed transaction and in accordance with the authority conferred to the Catalytica board of directors by Catalytica’s Employee Stock Purchase Plan, or ESPP, the board of directors suspended the ESPP effective as of the offering period ending on July 1, 2007. As a result, it is expected that there will be no open offering period at the effective time of the merger and therefore no purchases can be made under the ESPP at that time. In addition, the ESPP will be terminated in connection with the transaction.

Q:	What will happen to my restricted stock units?

A:	Renegy will assume each restricted stock unit award for Catalytica common stock and convert it into a right to receive that number of shares of Renegy common stock equal to the number of shares of Catalytica common stock issuable pursuant to such assumed Catalytica restricted stock unit multiplied by the merger exchange ratio, rounded down to the nearest whole share. As described above, Catalytica’s 1995 Stock Plan provides for the acceleration of vesting of all equity awards in the event of the proposed merger on the date six months after the closing of the merger or upon any earlier involuntary termination of the affected employee by the successor corporation. Also as described above, the board of directors of Catalytica in May 2007 authorized and approved, contingent on the closing of the transaction, the acceleration of any unvested portion of all equity awards under the 1995 Stock Plan, including restricted stock units, as of immediately prior to the closing of the transaction, which will result in all equity awards under the 1995 Stock Plan accelerating six months sooner than they would have under the terms of the plan. With respect to any director and officer of Catalytica, such acceleration approved by the board of directors in May 2007 is conditioned on the director and/or officer, as the case may be, executing a stock restriction agreement or similar instrument whereby he or she agrees not to sell any shares underlying any such equity award until the date that such shares would have otherwise vested without regard to the acceleration approved by the board of directors of Catalytica in May 2007 (i.e., six months after the closing of the transaction).

Other than as described above, each assumed restricted stock unit award will otherwise be subject to all other terms and conditions that were applicable to the award prior to the effective time of the merger.

Q:	When and where is the Catalytica special meeting?

A:	The special meeting of Catalytica stockholders will begin promptly at 10:00 a.m., local time, on September 27, 2007, at 301 West Warner Road, Suite 132, Tempe, Arizona 85284. Check-in will begin at 9:00 a.m.

Q:	Can I attend the Catalytica special meeting?

A:	You are entitled to attend the special meeting only if you were a Catalytica stockholder as of the close of business on August 31, 2007, the record date for the Catalytica special meeting, or you hold a valid proxy for the special meeting. You should be prepared to present valid government-issued photo identification for admittance. In addition, if you are a record holder, your name will be verified against the list of record holders on the record date prior to being admitted to the meeting. If you are not a record holder but hold shares through a broker, bank or other nominee (i.e., in “street name”), you should provide proof of beneficial ownership on the record date, such as your most recent account statement prior to September 1, 2007, or other similar evidence of ownership. If you do not provide valid government-issued photo identification or comply with the other procedures outlined above upon request, you may not be admitted to the special meeting.

Q:	As a Catalytica stockholder, how can I vote?

A:	Registered stockholders as of the record date may vote in person at the special meeting or by one of the following methods:

•	complete, sign and date the enclosed proxy card and return it in the prepaid envelope provided;

•	call the toll-free telephone number on the proxy card and follow the recorded instructions; or

•	access Catalytica’s secure website registration page through the Internet as identified on the proxy card, and follow the instructions.

Stockholders who hold shares of Catalytica common stock in street name may vote by following the instructions provided by the broker, bank or other holder of record of their shares, including by one of the following methods:

•	complete, sign, date and return your voting instruction card in the enclosed pre-addressed envelope;

•	follow the other methods listed on your voting instruction card or other information forwarded by your bank, broker or other holder of record to determine whether you may vote by telephone or electronically on the Internet; or

•	vote in person at the special meeting with a legal proxy from your bank or brokerage firm. Please consult the voting instruction card sent to you by your bank or broker to determine how to obtain a legal proxy in order to vote in person at the special meeting.

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For a more detailed explanation of the voting procedures, please see “The Special Meeting of Catalytica Stockholders — How You Can Vote” beginning on page 53 of this proxy statement/prospectus.

Q:	Can I change my vote after I have mailed my proxy card?

A:	Yes. You can change your vote at any time before your proxy card is voted at the special meeting. You can do this in one of four ways:

•	timely delivery of a valid, later-dated proxy by mail, or a later-dated proxy by telephone or Internet;
•	written, dated notice to Catalytica’s Secretary before the meeting that you have revoked your proxy;
•	voting at a later date by telephone or by using the Internet; or
•	voting by ballot at the special meeting. Your attendance at the special meeting alone will not revoke your proxy.

If you have instructed a broker or bank to vote your shares by executing a voting instruction card or by using the telephone or Internet, you must follow directions from your broker or bank to change those instructions.

Q:	What happens if I sign but do not indicate how to vote on my proxy card?

A:	If you sign and send in your proxy card and do not indicate how you want to vote, your proxy will be counted as a vote “FOR” the proposal to adopt the contribution and merger agreement.

Q:	What are the material federal income tax consequences of the merger to me?

A:	The merger is intended to qualify (i) as a transfer of shares of Catalytica common stock for shares of Renegy common stock under Section 351 of the Internal Revenue Code of 1986, as amended (which we refer to as the Code in this proxy statement/prospectus), and (ii) if applicable, as a reorganization within the meaning of Section 368(a) of the Code. It is a closing condition of the merger that the Snowflake entities and Catalytica receive opinions from their respective counsel regarding the qualification of the transactions as an exchange pursuant to Section 351(b) of the Code. If the merger so qualifies, Catalytica stockholders generally will not recognize gain or loss for United States federal income tax purposes upon the exchange of shares of Catalytica common stock for shares of Renegy common stock. See the section entitled “The Transaction — Material United States Federal Income Tax Consequences of the Merger” beginning on page 72 of this proxy statement/prospectus.

Tax matters are very complicated, and the tax consequences of the merger to a particular stockholder will depend in part on such stockholder’s individual circumstances. Accordingly, we urge you to consult your own tax advisor for a full understanding of the tax consequences of the merger to you, including the applicability and effect of federal, state, local and foreign income and other tax laws.

Q:	As a Catalytica stockholder, who can help answer my questions?

A:	If you have questions about the transaction, including the procedures for voting your shares, you should contact:

Investor Relations
Catalytica Energy Systems, Inc.
1061 Alameda de las Pulgas
Belmont, CA 94002
Telephone: (650) 631-2847
Email: mmeloni@catalyticaenergy.com

or

Morrow & Co., Inc.
470 West Avenue
Stamford, CT 06902
Telephone: (203) 658-9400

If you need additional copies of this proxy statement/prospectus or voting materials, you should contact Investor Relations at Catalytica as described above by letter, phone or e-mail.

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

The following is a summary of the information contained in this proxy statement/prospectus. This summary may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the other documents to which we refer. In particular, you should read the annexes attached to this proxy statement/prospectus, including the contribution and merger agreement which is attached as Annex A and is incorporated by reference into this proxy statement/prospectus. You may obtain additional information without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 207 of this proxy statement/prospectus.

The Companies

Renegy Holdings, Inc.
301 West Warner Road, Suite 132
Tempe, AZ 85284-2961
(480) 556-5555

Incorporated under the laws of Delaware in May 2007, Renegy, a wholly-owned subsidiary of Catalytica, has not, to date, conducted any activities other than those incident to its formation, the matters contemplated by the contribution and merger agreement and the preparation of this proxy statement/prospectus. Upon completion of the transaction, Catalytica and the Snowflake entities will each become wholly-owned subsidiaries of Renegy, and the business of Renegy will be the combined businesses currently conducted by Catalytica and the Snowflake entities.

Catalytica Energy Systems, Inc.
301 West Warner Road, Suite 132
Tempe, AZ 85284-2961
(480) 556-5555
http://www.catalyticaenergy.com

Incorporated under the laws of Delaware in June 1995, Catalytica provides innovative products and services to meet the growing demand for clean energy production, with a focus on cost-effective emissions control solutions for the coal-fired power generation industry. Through its SCR-Tech subsidiary (http://www.SCR-Tech.com), Catalytica offers a variety of services for coal-fired power plants that use selective catalytic reduction (SCR) systems to reduce nitrogen oxides (NOx) emissions. These services include SCR catalyst management, cleaning and regeneration, as well as consulting services to help power plant operators optimize efficiency and reduce overall NOx compliance costs.

Snowflake Acquisition Corporation
301 West Warner Road, Suite 132
Tempe, AZ 85284-2961
(480) 556-5555

Incorporated under the laws of Delaware in May 2007, Snowflake Acquisition Corporation, or the Merger Subsidiary, is a wholly-owned subsidiary of Renegy and was created for the sole purpose of merging with and into Catalytica to effect the merger. The Merger Subsidiary does not have any operations.

Snowflake White Mountain Power, LLC
c/o NZ Legacy, LLC
3418 N. Val Vista Drive
Mesa, AZ 85213
(480) 218-8880
http://www.nzlegacy.com

Organized under the laws of Arizona in April 2003, Snowflake is developing and constructing a 24 megawatt biomass plant near Snowflake, Arizona that is expected to begin producing electrical power in the first half of 2008. Snowflake has entered into two long-term power purchase agreements with Arizona Public Services (APS) and Salt

River Project (SRP), Arizona’s two largest electric utility companies, to provide electrical power once the plant becomes operational.

Renegy, LLC
c/o NZ Legacy, LLC
3418 N. Val Vista Drive
Mesa, AZ 85213
(480) 218-8880
http://www.nzlegacy.com

Organized under the laws of Arizona in January 2004, Renegy LLC harvests and collects biomass fuel for the biomass power plant that is being constructed by Snowflake. Renegy LLC has commenced operations to collect biomass fuel from green forest thinnings, burned forest rehabilitation and waste material from saw mills and other miscellaneous sources. Renegy LLC also sells wood-related products to lumber companies.

Renegy Trucking, LLC
c/o NZ Legacy, LLC
3418 N. Val Vista Drive
Mesa, AZ 85213
(480) 218-8880
http://www.nzlegacy.com

Organized under the laws of Arizona in May 2005, Renegy Trucking was created to support the biomass procurement operations of Renegy LLC by hauling wood products and other biomass fuel.

The Internet addresses provided in this proxy statement/prospectus are textual references only. The Catalytica, SCR-Tech and NZ Legacy websites are not part of this proxy statement/prospectus.

Structure of the Transaction (See page 75)

Catalytica and the Snowflake entities will combine their businesses through the merger of the Merger Subsidiary with and into Catalytica, with Catalytica surviving the merger, and the concurrent contribution to Renegy by the owners of the Snowflake entities of all of the outstanding equity interests of the Snowflake entities. Upon consummation of the transaction, Catalytica and the Snowflake entities will operate under Renegy as wholly-owned subsidiaries. The ownership structure of the parties prior to and following the completion of the transaction is set forth below.

The contribution and merger agreement is attached as Annex A to this proxy statement/prospectus.

Transaction Consideration (See page 75)

Upon completion of the merger, each share of Catalytica common stock outstanding immediately prior to the effective time of the merger will be canceled and extinguished and automatically converted into the right to receive one-seventh (1/7th) of a share of Renegy common stock, or the merger exchange ratio, upon surrender of the certificate representing such share of Catalytica common stock in the manner provided in the contribution and merger agreement.

In connection with the contribution, the Worsley Trust will receive 3,774,048 shares of Renegy common stock and warrants to purchase up to 2,473,023 shares of Renegy common stock at an exercise price of $16.38 per share. The number of shares of Renegy common stock issuable to the Worsley Trust in connection with the transaction will be reduced by the amount of certain indebtedness of the Snowflake entities as of the closing date of the transaction.

Treatment of Catalytica Options and Restricted Stock Units (See page 76)

Options to purchase shares of Catalytica common stock outstanding at the effective time of the merger, whether or not vested, will be assumed by Renegy and will become exercisable for shares of Renegy common stock. The number of shares of Renegy common stock issuable upon the exercise of an assumed option will be equal to the number of shares of Catalytica common stock subject to the assumed option immediately prior to the effective time of the merger multiplied by the merger exchange ratio, rounded down to the nearest whole number. The exercise price per share of each assumed Catalytica option will be equal to the exercise price of the assumed Catalytica option immediately prior to the effective time of the merger divided by the merger exchange ratio, rounded up to the nearest whole cent.

Catalytica’s 1995 Stock Plan provides for the acceleration of vesting of all outstanding options in the event of a change in control, which includes the proposed merger, on the date six months after the change in control or upon any earlier involuntary termination of the affected employee by the successor corporation. In connection with the transaction, the board of directors of Catalytica in May 2007 authorized and approved, contingent on the closing of the transaction, the acceleration of any unvested portion of all outstanding options and other equity awards under the 1995 Stock Plan as of immediately prior to the closing, which will result in all equity awards under the 1995 Stock Plan accelerating six months sooner than they would have under the terms of the plan. With respect to any director and officer of Catalytica, such acceleration approved by the board of directors in May 2007 is conditioned on the director and/or officer, as the case may be, executing a stock restriction agreement or similar instrument whereby he or she agrees not to sell any shares underlying any such option or equity award until the date that such share would have otherwise vested without regard to the acceleration approved by the board of directors of Catalytica in May 2007 (i.e., six months after the closing of the transaction).

Other than as described above, assumed options otherwise will continue to be subject to all the same terms and conditions as in effect prior to the merger.

Renegy will assume each restricted stock unit award for Catalytica common stock and convert it into a right to receive that number of shares of Renegy common stock equal to the number of shares of Catalytica common stock issuable pursuant to such assumed Catalytica restricted stock unit multiplied by the merger exchange ratio, rounded down to the nearest whole share. The acceleration for outstanding options and other equity awards approved by the board of directors of Catalytica in May 2007 described above includes acceleration of restricted stock units as of immediately prior to the closing of the transaction, subject to the conditions described above. Each assumed restricted stock unit award will otherwise be subject to all other terms and conditions that were applicable to the award prior to the effective time of the merger.

Treatment of Rights Under the Catalytica Employee Stock Purchase Plan (See page 76)

In connection with the proposed transaction and in accordance with the authority conferred to Catalytica’s board of directors by Catalytica’s Employee Stock Purchase Plan, or ESPP, the board of directors suspended the ESPP effective as of the offering period ending on July 1, 2007. As a result, it is expected that there will be no open offering period at the effective time of the merger and therefore no purchases can be made under the ESPP at that time. In addition, the ESPP will be terminated in connection with the transaction.

Reasons for the Transaction (See page 61)

Catalytica believes that Catalytica stockholders will realize benefits from the combination of the businesses of Catalytica and the Snowflake entities, including but not limited to the following:

•	Renegy will have an expanded focus on clean energy, operating under two divisions as an independent power producer of renewable energy and as a provider of emissions compliance services for the coal-fired power generation industry, thereby strategically broadening and diversifying Catalytica’s product and service offerings to include the large and growing renewable energy market;

•	Renegy will be led by a strong management team, which includes Robert M. Worsley, the founder, Manager and President of the Snowflake entities, as the President, Chief Executive Officer and Chairman of the board of Renegy. Mr. Worsley brings years of business experience to Renegy, having been the founder, Chief Executive Officer and President of SkyMall, Inc. In addition, Robert W. Zack, the current President, Chief Executive Officer and Chief Financial Officer of Catalytica, will serve as Executive Vice President and Chief Financial Officer of Renegy, thus assuring the continuity of the cultural values and vision that drove Catalytica as a stand-alone company;

•	the board of directors concluded that the transaction represents a more feasible and desirable path to broadening and diversifying Catalytica’s product and service offerings over Catalytica’s other strategic alternatives (including continuing to execute its existing business plan as a stand-alone company, pursuing organic growth, making additional potential acquisitions and selling Catalytica);

•	the transaction will provide Renegy with an improved platform for future growth; and

•	the transaction will provide Catalytica’s stockholders with increased value over other potential alternatives.

Recommendation of Board of Directors to Stockholders (See page 63)

The Catalytica board of directors unanimously determined that the transaction, including the merger, is advisable, is fair to and is in the best interests of Catalytica and its stockholders, and unanimously approved the contribution and merger agreement. The Catalytica board of directors unanimously recommends that the holders of Catalytica common stock vote “FOR” the proposal to adopt the contribution and merger agreement.

Risk Factors (See page 17)

The “Risk Factors” beginning on page 17 of this proxy statement/prospectus should be considered carefully by Catalytica stockholders in evaluating whether to adopt the contribution and merger agreement. These risk factors should be considered along with the additional risk factors contained in the periodic reports of Catalytica filed with the Securities and Exchange Commission, or the SEC, and the other information included in this proxy statement/prospectus.

Opinion of Catalytica’s Financial Advisor (See page 63)

Catalytica’s financial advisor, Howard Frazier Barker Elliott, Inc., or HFBE, delivered its opinion to the board of directors of Catalytica to the effect that, as of May 2, 2007, and based upon and subject to the various considerations described in its written opinion, the transaction was fair, from a financial point of view, to the existing holders of Catalytica common stock.

The full text of the written opinion of HFBE, as amended, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by HFBE in rendering its opinion, is attached as Annex B to this proxy statement/prospectus. Holders of Catalytica common stock are urged to, and should, read the opinion carefully in its entirety. HFBE provided its opinion for the information and assistance of the board of directors of Catalytica in connection with its consideration of the transaction. The HFBE opinion addresses only the fairness, from a financial point of view, of the transaction to the existing holders of Catalytica common stock, as of the date of the HFBE opinion. The HFBE opinion does not address any other aspect of the proposed transaction and does not constitute a recommendation as to how any holder of Catalytica common stock should vote or act with respect to the transaction or any other matter. Catalytica stockholders should carefully consider the discussion of HFBE’s analysis in this proxy statement/prospectus.

Vote Required by Catalytica Stockholders (See page 68)

The affirmative vote of a majority of the outstanding shares of Catalytica common stock entitled to vote at the special meeting, in person or by proxy, is required to adopt the contribution and merger agreement. Each share of Catalytica common stock is entitled to one vote on the proposal to adopt the contribution and merger agreement to be presented at the Catalytica special meeting. As of the record date for the Catalytica special meeting, Catalytica’s directors, executive officers and their affiliates, as a group, beneficially owned and were entitled to vote approximately 3,774,284 shares of Catalytica common stock, or approximately 20.5% of the total outstanding shares of Catalytica common stock.

Interests of Certain Persons in the Transaction (See page 68)

In considering the recommendation of Catalytica’s board of directors that you, as a Catalytica stockholder, vote to adopt the contribution and merger agreement, you should be aware that some of Catalytica’s executive officers and directors have interests in the transaction that are different from, or in addition to, your interests as a Catalytica stockholder. These interests include, among other things, the following:

•	Robert W. Zack, a director and President, Chief Executive Officer and Chief Financial Officer of Catalytica will become the Executive Vice President and Chief Financial Officer of Renegy following the transaction;

•	Mr. Zack will be entitled to the following change of control retention payments, pursuant to his existing employment agreement with Catalytica, which will be assumed by Renegy in connection with the transaction: 1/3 of his annual compensation and target bonus on the closing date of the transaction, another 1/3 of his annual compensation and target bonus six months following the closing and a final 1/3 of his annual compensation and target bonus one year following the closing, subject to Mr. Zack’s continuous employment by Renegy through such dates;

•	Mr. Zack’s current employment agreement with Catalytica also provides for severance in the amount of 200% of his annual compensation and a pro rata cash payment of his then target bonus (less any retention payments described above), continued employee benefits (100% company-paid) for up to two years from the date of his involuntary termination, including subsidized COBRA premiums for himself and his eligible dependents for up to a maximum of 18 months, and 100% acceleration of all then unvested stock and restricted stock awards in the event that Mr. Zack is involuntarily terminated other than for cause at any time after an announcement of a change of control (which would include the proposed merger), and prior to 24 months following a change of control or the announcement of a change of control, whichever comes later;

•	five of the current Catalytica directors will continue to serve as directors of Renegy following the transaction;

•	current directors and officers of Catalytica are entitled to continued indemnification under the contribution and merger agreement and the continuation of directors’ and officers’ liability insurance following the transaction;

•	stock options and other equity awards under the Catalytica 1995 Stock Plan, including outstanding grants to directors and executive officers under the plan, will fully vest; and

•	William McMahon, the President of SCR-Tech, will continue to serve in that capacity. In addition, he will be entitled to receive severance in the amount of up to 200% of his annual compensation, including his target bonus, and continued benefits (100% company-paid) for up to two years from the date of his involuntary termination in the event that he is involuntarily terminated other than for cause at any time after an announcement of a change of control (which would include the proposed merger), and prior to 24 months following a change of control or the announcement of a change of control, whichever comes later;

You should also be aware that R. Worsley and Scott Higginson, the Manager and President and Executive Vice President, respectively, of the Snowflake entities, have interests in the transaction that are different from, or in addition to, your interests as a Catalytica stockholder. These interests include, among other things, the following:

•	R. Worsley will become President, Chief Executive Officer and Chairman of the board of directors of Renegy following the transaction pursuant to an employment agreement with Renegy;

•	Scott Higginson will become Senior Vice President of Renegy following the transaction pursuant to an employment agreement with Renegy;

•	Scott Higginson will receive 7,143 shares of Renegy common stock and an option to purchase 7,143 shares of Renegy common stock (in each case, as adjusted to reflect the merger exchange ratio) at the closing of the transaction pursuant to his employment agreement with Renegy;

•	the employment agreements for R. Worsley and Scott Higginson provide for severance benefits in the event their employment is terminated in connection with a change of control;

•	Renegy will issue to the Worsley Trust 3,774,048 shares of common stock and warrants to purchase up to 2,473,023 additional shares in consideration of the contribution of the membership interests of the Snowflake entities;

•	the Worsley Trust will own 58.5% of the outstanding shares of Renegy’s common stock, on a fully diluted basis using the treasury stock method, and warrants to acquire up to an additional 11.5% of Renegy’s common stock following the transaction and therefore will be Renegy’s controlling stockholder;

•	R. Worsley will be appointed to the board of directors of Renegy and will have the ability to designate another director, representing two of the seven directors, until the third annual meeting of stockholders. After one year he will have the ability to replace two of the other directors and in such event he will control a majority of the board. After three years, R. Worsley will have the ability to replace the remaining three directors;

•	R. Worsley will have the right to designate at least one member of Renegy’s board committees (except the special committee), as described in the section “The Contribution and Merger Agreement — Board of Directors and Management of Renegy Following the Transaction” at all times;

•	pursuant to a registration rights agreement, Renegy must file and pay the expenses for one or more registration statements to allow the Worsley Trust to register for resale its shares of Renegy common stock issued in connection with the transaction, including shares issuable upon exercise of the warrants;

•	Worsley will have certain indemnification rights from Renegy and Catalytica for breaches, or the failure to perform or satisfy any of, the representations, warranties and agreements made by Catalytica in the contribution and merger agreement and R. Worsley and Scott Higginson will be indemnified and provided with directors’ and officers’ liability insurance following the transaction;

•	Catalytica has agreed to pay the Snowflake entities a termination fee of up to $1,300,000 and up to $500,000 for reimbursement of expenses incurred in connection with the transaction if the contribution and merger agreement is terminated under certain specified circumstances described in “The Contribution and Merger Agreement — Payment of Termination Fee;”

•	we have agreed to indemnify R. Worsley for his obligations under a personal guaranty in favor of Salt River Project Agricultural Improvement and Power District (SRP) to which he and his spouse are parties. Under the guaranty, R. Worsley has guaranteed the punctual payment of all sums of money (including any damages) which may be owed by Snowflake to SRP under the power purchase agreement with SRP. R. Worsley also agreed under the guaranty to maintain a net worth of at least $35 million. We have also agreed to indemnify R. Worsley for up to $2 million under a personal guaranty by R. Worsley and his spouse in favor of CoBank, ACB, as administrative agent under the Snowflake entities’ main credit facility, relating to cost overruns incurred in connection with construction of the plant; and

•	if the transaction closes, the Snowflake entities, which will then be owned by Renegy, will pay the reasonable transaction expenses of Worsley incurred in connection with the transaction.

Governmental and Regulatory Approvals (See page 71)

The parties are not aware of any governmental or regulatory approvals required in order to complete the transaction.

Renegy Intends to Seek to List Shares of Renegy Common Stock Issued to Catalytica Stockholders on the NASDAQ Global Market (See page 71)

Renegy will use commercially reasonable efforts to cause the shares of Renegy common stock to be issued in connection with the merger to be authorized for listing on the NASDAQ Global Market, subject to official notice of issuance. The listing of the shares on the NASDAQ Global Market (or, if the NASDAQ Global Market is not available or Renegy cannot through the exercise of commercially reasonable efforts meet the listing requirements therefor, then the NASDAQ Capital Market) is a condition to each company’s obligation to close the transaction.

Catalytica will Delist and Deregister its Shares of Common Stock (See page 72)

If the merger is completed, Catalytica common stock will be delisted from the NASDAQ Global Market and deregistered under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and Catalytica will no longer be required to file periodic reports with the SEC with respect to shares of its common stock.

Restrictions on Sales of Shares of Renegy Common Stock Received in the Transaction (See page 71)

The shares of Renegy common stock to be issued in connection with the transaction will be registered under the Securities Act and will be freely transferable, except for shares of Renegy common stock issued to any person who is deemed to be an “affiliate” of Catalytica or the Snowflake entities prior to the transaction, or an affiliate of Renegy following the transaction. Affiliates of Catalytica and the Snowflake entities will be required to comply with the applicable restrictions of Rule 145 of the Securities Act in order to sell shares of Renegy common stock received in connection with the transaction. In addition, persons deemed to be affiliates of Renegy following the transaction also will be required to comply with the applicable restrictions of Rule 144 under the Securities Act if they wish to sell or otherwise transfer their shares of Renegy common stock received in connection with the transaction.

Appraisal Rights (See page 72)

Delaware law does not provide appraisal rights to holders of Catalytica common stock in connection with the merger.

Accounting Treatment of the Transaction (See page 72)

The transaction will be accounted for as a purchase transaction for accounting and financial reporting purposes, in accordance with U.S. generally accepted accounting principles. The Snowflake entities will be treated as the acquiring corporation for these purposes since the owner of the Snowflake entities will initially own 58.5% of the common stock of Renegy, on a fully diluted basis using the treasury stock method, immediately following the transaction.

Material United States Federal Income Tax Consequences of the Merger (See page 72)

It is a closing condition of the transaction that each of Wilson Sonsini Goodrich & Rosati, Professional Corporation, outside counsel to Catalytica, and Squire, Sanders & Dempsey L.L.P., outside counsel to the Snowflake entities, issue a tax opinion to their respective clients to the effect that the exchange of shares of Catalytica common stock for shares of Renegy common stock pursuant to the merger, when taken together with the contribution and the transactions contemplated in connection therewith, should qualify as an exchange pursuant to Section 351(b) of the Code. If the transactions so qualify, a Catalytica stockholder generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of its shares of Catalytica common stock for shares of Renegy common stock. A Catalytica stockholder’s aggregate tax basis in the shares of Renegy common stock that it receives in the merger will equal its current aggregate tax basis in its Catalytica common stock.

Tax matters can be complicated, and the tax consequences of the merger to you will depend on the facts of your own situation. You should consult your own tax advisors to fully understand the tax consequences of the merger to you, including the applicability and effect of federal, state, local and foreign income and other tax laws.

Conditions to the Transaction (See page 90

The respective obligations of the parties to consummate the transaction are subject to satisfaction or waiver of a number of conditions, including:

•	approval of the contribution and merger agreement by Catalytica’s stockholders;

•	absence of any legal restraint or prohibition preventing the consummation of the transactions contemplated by the contribution and merger agreement;

•	the SEC will have declared effective the registration statement of which this proxy statement/prospectus is a part;

•	the shares of Renegy common stock issuable pursuant to the transaction will have been approved for listing on the NASDAQ Global Market (or, if the NASDAQ Global Market is not available or Renegy cannot through the exercise of commercially reasonable efforts meet the listing requirements of the NASDAQ Global Market, then the NASDAQ Capital Market);

•	receipt of required consents, approvals and authorizations of any governmental authority;

•	receipt of opinions by the parties of their respective tax counsel, in form and substance reasonably satisfactory to them and as further described in “The Transaction — Material United States Federal Income Tax Consequences of the Merger” beginning on page 72 of this proxy statement/prospectus, that the merger and the contribution and the other transactions contemplated in connection with the merger and the contribution, when taken together, should qualify as an exchange pursuant to Section 351(b) of the Code;

•	the taking of certain actions by Catalytica regarding the organizational documents and appointment of directors of Renegy;

•	the furnishing by the parties of evidence of all necessary corporate action on their behalf approving the execution, delivery and performance of the contribution and merger agreement;

•	accuracy of the parties’ representations and warranties (in certain cases subject to materiality) and performance in all material respects of all covenants and agreements required by the contribution and merger agreement to be performed and satisfied by the parties at or prior to the closing of the transaction;

•	no occurrence of a material adverse effect on the parties since May 8, 2007, the date on which the contribution and merger agreement was executed;

•	demand for appraisal rights under the Delaware General Corporation Law with respect to the distribution of excess net proceeds resulting from any SCR-Tech sale has not been made by any stockholder(s) of Catalytica holding 10% or more, individually or in the aggregate, of the Catalytica common stock outstanding;

•	the receipt of certain third party consents and approvals identified by Catalytica;

•	the obtaining of a key man insurance policy on R. Worsley in the coverage amount of $5 million;

•	receipt by Catalytica of a certificate from the lead bank financing the Snowflake biomass power plant project, which provides, among other things, consent to the transactions contemplated by the contribution and merger agreement and waiver of certain events of default under the credit facility relating to the power plant;

•	entry by R. Worsley and C. Worsley into a guaranty relating to cost overruns for the Snowflake biomass power plant;

•	receipt by Catalytica of an opinion of counsel to the Snowflake entities;

•	receipt by Catalytica of certain financial statements required to be delivered by the Snowflake entities pursuant to the terms of the contribution and merger agreement; and

•	receipt by Catalytica of a certain spreadsheet containing, among other things, the amount of indebtedness of the Snowflake entities as of the closing date.

Solicitation of Offers for a Limited Time Period (See page 93)

Under the terms of the contribution and merger agreement, during the 30-day period beginning on May 8, 2007, the date on which the contribution and merger agreement was executed, and continuing until 11:59 PM (ET) on June 7, 2007, Catalytica and its representatives were allowed to directly or indirectly initiate, solicit or encourage the submission of Catalytica acquisition proposals of the type described in “The Contribution and Merger Agreement — Prohibition from Soliciting Other Offers.”

Prohibition from Soliciting Other Offers (See page 93)

The contribution and merger agreement contains detailed provisions that prohibit Catalytica and its subsidiaries, officers, directors, agents and other representatives from taking any action to solicit or engage in discussions or negotiations with, to furnish any nonpublic information to, or to enter into any agreement or commitment with any third party with respect to, or to approve or recommend, an acquisition proposal as defined in the contribution and merger agreement and described on page 93 of this proxy statement/prospectus. Notwithstanding the foregoing prohibitions, if prior to approval of the contribution and merger agreement by Catalytica’s stockholders Catalytica receives a written acquisition proposal not solicited in violation of the foregoing, and that its board of directors concludes in good faith, following the receipt of the advice of its outside legal counsel and its independent financial advisor, if any, satisfies, or is reasonably likely to satisfy, certain criteria specified in the contribution and merger agreement, then Catalytica may furnish nonpublic information to, and engage in negotiations with, the third party making the acquisition proposal.

In addition, at any time prior to Catalytica stockholder approval of the contribution and merger agreement, if Catalytica receives a written acquisition proposal (other than with respect to its SCR-Tech business) as defined in the contribution and merger agreement not solicited in violation of the solicitation restrictions described above, which the Catalytica board of directors determines in good faith, after consultation with its independent financial advisor, if any, and outside counsel, after giving effect to all of the negotiations and adjustments which may be definitively offered by Worsley and the Snowflake entities, is superior to the proposed transaction (based on criteria set forth in the contribution and merger agreement) and further determines in good faith (after consultation with its outside counsel) that the failure to take such action would reasonably be expected to be a breach of its fiduciary duties to its stockholders under applicable legal requirements, the board of directors may (i) withdraw, modify or change its recommendation to stockholders or approval in respect of the contribution and merger agreement and the transaction in a manner adverse to Worsley or the Snowflake entities, or approve, endorse or recommend such alternative superior acquisition proposal, and/or (ii) terminate the contribution and merger agreement to enter into a definitive agreement with respect to such alternative superior acquisition proposal upon paying a termination fee. If the written acquisition proposal is for Catalytica’s SCR-Tech business and the net proceeds of which would exceed an agreed-upon amount, then Catalytica may enter into a definitive agreement with respect to the proposal and may sell the interests or assets of SCR-Tech in accordance with such definitive agreement, either before or after the closing of the transaction contemplated by this proxy statement/prospectus. To the extent that the net proceeds of any such SCR-Tech sale exceed such agreed-upon amount, then, at the election of Catalytica: excess net proceeds will be paid as a special dividend to the holders of Catalytica common stock as of immediately prior to the effective time of the merger, the excess net proceeds will be paid in cash to the holders of Catalytica common stock immediately prior to the effective time of the merger in connection with the merger, or the number of shares that the Worsley Trust will receive at the closing in connection with the transaction will be reduced such that the percentage of such shares relative to all shares of Renegy common stock to be outstanding immediately following the closing of the transaction will reduced at the rate of 0.8% per million of the excess net proceeds.

Termination of the Contribution and Merger Agreement (See page 96)

The contribution and merger agreement may be terminated under certain circumstances in accordance with its terms at any time prior to completion of the transaction, whether before or after adoption of the contribution and merger agreement by Catalytica stockholders.

Payment of Termination Fee (See page 97)

Catalytica has agreed to pay a termination fee of up to $1,300,000 and reimburse the Snowflake entities up to $500,000 for actual out of pocket expenses incurred in connection with the transaction, if the contribution and merger agreement is terminated under certain specified circumstances described in “The Contribution and Merger Agreement — Payment of Termination Fee.”

COMPARATIVE AND HISTORICAL PER SHARE MARKET PRICE DATA

Catalytica’s common stock trades on the NASDAQ Global Market under the symbol “CESI.” There is currently no public market for Renegy’s common stock; Renegy has applied to have its common stock listed on the NASDAQ Global Market.

The following table shows the high and low sales prices per share of Catalytica common stock as reported on the NASDAQ Global Market on (1) May 7, 2007, the last full trading day preceding public announcement that Renegy, Catalytica and the Snowflake entities had entered into the contribution and merger agreement, and (2) August 27, 2007.

The table also includes the equivalent high and low price per share of Renegy common stock on those dates. This equivalent high and low price per share reflects the value of the Renegy common stock that Catalytica stockholders would receive in exchange for each share of Catalytica common stock if the merger was completed on either of these dates applying the exchange ratio of one-seventh (1/7th) of a share of Renegy common stock for each share of Catalytica common stock exchanged in the merger.

As of August 27, 2007, there were approximately 688 holders of record of Catalytica common stock and 18,377,152 shares of Catalytica common stock outstanding. As of such date, there were 1,000 shares of Renegy common stock outstanding, all of which were held by Catalytica.

			Catalytica Equivalent
	Catalytica		Price Per
	Common Stock		Renegy Share
	High	Low	High	Low

May 7, 2007	$1.55	$1.53	$1.55	$1.53
August 27, 2007	$0.90	$0.87	$0.90	$0.87

The following table sets forth the high and low sales prices of Catalytica common stock for the periods indicated. The prices indicated below have been appropriately adjusted to give retroactive effect to any stock splits that have occurred through the date of this proxy statement/prospectus. In addition, the prices indicated below represent inter-dealer prices and do not include retail mark-ups or mark-downs or commissions and may not represent actual transactions.

	Catalytica Common Stock
	High ($)	Low ($)

Year Ending December 31, 2007
Third Fiscal Quarter (through August 27, 2007)	1.33	0.84
Second Fiscal Quarter	1.98	1.05
First Fiscal Quarter	2.03	1.36
Year Ended December 31, 2006
Fourth Fiscal Quarter	2.07	1.06
Third Fiscal Quarter	1.35	0.97
Second Fiscal Quarter	1.66	1.30
First Fiscal Quarter	1.86	0.97
Year Ended December 31, 2005
Fourth Fiscal Quarter	1.29	0.97
Third Fiscal Quarter	2.02	1.40
Second Fiscal Quarter	2.35	1.79
First Fiscal Quarter	2.81	2.00

The foregoing tables show only historical information. These tables may not provide meaningful information to you in determining whether to adopt the contribution and merger agreement. Because the number of shares of Renegy common stock to be issued for each share of Catalytica common stock is fixed, there will be no adjustment for changes in the market price of Catalytica common stock prior to the closing of the transaction. Catalytica stockholders should review carefully the other information contained in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus in considering whether to adopt the contribution and merger agreement. See the section entitled “Where You Can Find More Information” on page 207 of this proxy statement/prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements that involve risks and uncertainties, as well as assumptions, that, if they never materialize or prove incorrect, could cause the results of Catalytica, the Snowflake entities or the combined company to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements generally are identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “should,” “would,” “strategy,” “plan” and similar expressions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, forward-looking statements in this proxy statement/prospectus may include, but are not limited to statements regarding:

•	the completion of the transaction

•	Catalytica’s belief that it will incur transaction expenses totaling between $3.0 and $4.0 million irrespective of whether the transaction is completed

•	the estimate of reimbursement of Worsley’s transaction expenses

•	the likelihood of cost overruns in connection with the construction of the Snowflake biomass plant in Snowflake, Arizona

•	anticipated future renewable energy projects

•	Renegy’s expectation that it will use significant funds to pay the costs and expenses associated with completing the transaction, to complete the construction of the Snowflake plant, to make necessary capital expenditures for SCR-Tech, and to pay anticipated operating expenses and corporate overhead during the remainder of 2007 and 2008

•	the financial and business effects of the proposed transaction, including the amount of expenses Catalytica expects to incur in seeking to complete the transaction

•	the timing of the closing of the proposed transaction

•	Renegy’s belief that the transaction will qualify for tax-deferred treatment under Section 351(b) of the Code

•	completion and construction of the Snowflake biomass plant

•	Renegy’s belief that the Snowflake plant will be online for approximately 90% of each year

•	the Snowflake entities’ belief that their insurer will pay an approximately $3.1 million insurance claim made in connection with a June 2007 fire

•	the Snowflake entities’ belief that, if paid, their claim related to a June 2007 fire would cover substantially all of the costs incurred in connection with the fire, including costs related to lost wood inventory and fire-fighting

•	the ability of Abitibi Consolidated to obtain and maintain necessary environmental permit amendments for the operation of the Snowflake biomass plant

•	the ability of the Snowflake biomass plant to begin producing electrical power in the first half of 2008

•	the Snowflake entities’ belief that procuring and storing one year’s worth of fuel will be achievable

•	Renegy’s financial stability

•	Renegy’s belief that the Snowflake entities’ current and anticipated cash flow from operations, financing sources and transactions described in this proxy statement/prospectus will be sufficient to cover construction and related start-up costs necessary to make the Snowflake power plant operational

•	the Snowflake entities’ expectation that they will incur additional costs related to the purchase and leasing of certain equipment necessary to perform a contract with Long Beach Shavings Co.

•	Renegy’s expectation that the Snowflake plant will generate positive cash flow upon operation

•	the market opportunities and the growth of the market for Renegy’s product and service offerings

•	Renegy’s competitive advantage in the marketplace

•	Renegy’s expectation that it will be required to manage an increasing number of relationships with various customers and other third parties

•	Renegy’s ability to capitalize on any long-term commercial prospects and maintain financial viability

•	the long-term commercial prospects for Renegy

•	the effect of any strategic initiatives that Renegy may decide to pursue, including any merger, acquisition or other strategic arrangement

•	Renegy’s business strategies and plan of operations

•	the nature of Renegy’s asset and technology base

•	the nature and level of competition for Renegy’s product and service offerings

•	the ability of Renegy’s management to adapt to changing circumstances

•	the parties’ belief that Renegy may incur material charges to operations

•	Renegy’s expectation that it will need to continue to improve its financial and managerial controls, reporting systems and procedures

•	the availability of insurance coverage

•	the likelihood of future fire damage

•	Renegy’s ability to execute future power projects

•	Renegy’s expectation that FERC authorization will be granted

•	the demand for renewable energy and fuel sources for the Snowflake biomass power plant

•	the Snowflake entities’ estimate that it would cost at least $2 million to replace the services provided by Abitibi to the Snowflake plant over a one year period

•	strategies and objectives of management for future operations

•	future economic conditions or performance

•	Renegy’s expectation that the Sarbanes-Oxley Act of 2002 and the rules subsequently implemented by the SEC and NASDAQ will further increase its legal and financial compliance costs and will make compliance and other activities more time-consuming and costly

•	Renegy LLC’s expectation that it will be scaling back its fuel procurement activities and will be increasing its activities related to the sale of processed wood materials

•	the market opportunities and the growth of the market for Catalytica’s product and service offerings

•	Catalytica’s competitive advantage in the marketplace

•	the efficiency and efficacy of Catalytica’s product and service offerings

•	Renegy’s expectation that the SCR catalyst regeneration market will expand

•	the cost-effectiveness of Catalytica’s product and service offerings

•	the value of Catalytica intellectual property and effectiveness of its patent portfolio

•	the uniqueness, potential and market for Catalytica’s SCR catalyst and management services

•	the role of catalyst regeneration in the catalyst replacement market

•	the nature and amount of concentration of customers for SCR-Tech

•	Catalytica’s ability to capitalize on any long-term commercial prospects and to maintain financial viability

•	the long-term commercial prospects for Catalytica

•	the effect of any strategic initiatives that Catalytica may decide to pursue, including any merger, acquisition or other strategic arrangement

•	Catalytica’s business strategies and plan of operations

•	the nature of Catalytica’s asset and technology base

•	the nature and level of competition for Catalytica’s product and service offerings

•	the value of Catalytica’s intellectual property and effectiveness of its patent portfolio

•	the ability of Catalytica’s management to adapt to changing circumstances

•	Renegy’s or Catalytica’s ability to manage SCR-Tech

•	the adequacy of SCR-Tech’s facilities

•	the effectiveness of testing of regenerated and cleaned SCR modules by independent third parties and the effect of such testing on revenue recognition

•	our belief that it is not likely in the near future that original producers of SCR catalyst will be able to develop a manufacturing process that makes SCR catalyst non-regenerable

•	the availability and expense of resources and raw materials necessary for SCR catalyst and management services

•	the sufficiency of SCR-Tech’s regeneration site to meet its anticipated production requirements for 2007

•	Catalytica’s forecast of revenues and results of operations

•	cash consumption rates

•	Catalytica’s and the Snowflake entities’ anticipated SG&A expenses and capital expenditures

•	Catalytica’s belief that it expects to spend between $1.0 and $1.5 million to invest in equipment and facilities to maintain and increase capacity to meet anticipated needs for SCR Catalyst and Management Services, if revenue backlog justifies such expenditure

•	Renegy’s and Catalytica’s belief that Renegy may spend up to $5.0 million commencing toward the end of 2008 to invest in a second regeneration plant to meet anticipated growth in demand for SCR Catalyst and Management Services in 2009 and beyond

•	Catalytica’s belief that SCR-Tech’s current site allows for building additional regeneration facilities, including a doubling of capacity in the current facility

•	Catalytica’s investment in, and expenses for, research and development

•	sources and amounts of revenues and the timing of revenue recognition

•	the level, amount and consistency of revenues

•	Catalytica’s ability to generate cash and the sufficiency of existing cash and cash equivalents

•	Catalytica’s belief that the likelihood of material claims being made against it in connection with indemnification provisions made in its spin-off from Catalytica, Inc. is remote

•	the combined company’s funding requirements and potential sources of funding

•	predictions as to the amount and nature of anticipated losses and use of and whether the combined company will achieve profitability

•	the combined company’s liquidity and the effect of the combined company’s actions on its liquidity

•	the amount and impact of interest income and expense

•	the level and amount of expenses

•	predictions as to when the combined company may incur material income taxes

•	Catalytica’s belief that it will not incur material adjustments related to unrecognized tax benefits for the remainder of 2007

•	the financial effect of Catalytica’s sale of its Gilbert, Arizona facility

•	the financial effect of Catalytica’s sale of its Xonon Cool Combustion technology and gas turbine assets to Kawasaki Heavy Industries, Ltd.

•	the financial effect of Catalytica’s sale of its diesel fuel processing technology and assets to Eaton Corporation

•	the likelihood of warranty claims related to SCR-Tech’s catalyst cleaning and regeneration

•	the timing of resolution of issues impacting Catalytica’s need for allowance for uncollectible accounts

•	the timing of the combined company’s adoption of recent accounting standards and the impact of such standards on the combined company’s financial statements

•	critical accounting policies and the effect of such policies on the combined company’s financial statements

Such forward-looking statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, among others, the risk that the transaction does not close, delays in the completion and commissioning of the Snowflake biomass power plant, diversion of management’s attention away from other business concerns, the assumption of any undisclosed or other liabilities in connection with the transaction, the risk associated with the development, generally, of the combined company’s overall strategic objectives, the ability of the combined company to build additional value in its business, the existence of unanticipated technical, commercial or other setbacks related to the combined company’s products and services, including construction delays and cost overruns and the ability of the combined company to secure adequate fuel for the Snowflake biomass power plant, changes in the environmental requirements relating to certain emissions or the renewable energy market, and other risks and uncertainties, including but not limited to those described in “Risk Factors” beginning on page 17 of this proxy statement/prospectus. You should note that the discussion of Catalytica’s board of directors’ reasons for the transaction and the descriptions of its financial advisors’ opinion contain forward-looking statements that describe beliefs, assumptions and estimates as of the indicated dates and those forward-looking expectations may have changed as of the date of this proxy statement/prospectus.

If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, results of Catalytica and the Snowflake entities could differ materially from the expectations in these statements. The forward-looking statements included in this proxy statement/prospectus are made only as of the date of this proxy statement/prospectus or as otherwise indicated, and neither Renegy nor Catalytica or the Snowflake entities is under any obligation to update their respective forward-looking statements and none of them intends to do so.

RISK FACTORS

If the transaction is completed, Catalytica and the Snowflake entities will operate as a combined company under Renegy in a market environment that is difficult to predict and that involves significant risks, many of which will be beyond the combined company’s control. In addition to information regarding Catalytica, Renegy and the Snowflake entities contained elsewhere in this proxy statement/prospectus, you should carefully consider the risks described below before voting your shares. Additional risks and uncertainties not presently known to us or that we do not currently believe are important to an investor, if they materialize, also may adversely affect the transaction, Catalytica, the Snowflake entities and the combined company. A discussion of additional risks and uncertainties regarding Catalytica can be found in the information of Catalytica which is incorporated by reference in this proxy statement/prospectus and referred to in the section entitled “Where You Can Find More Information” beginning on page 207 of this proxy statement/prospectus. If any of the events, contingencies, circumstances or conditions described in the following risks actually occurs, the respective businesses, financial conditions or results of operations of Catalytica, Renegy and/or the Snowflake entities could be seriously harmed. If that happens, the trading price of Renegy common stock after completion of the transaction or Catalytica common stock, prior to completion of the transaction, could decline and you may lose part or all of the value of any Renegy shares or Catalytica shares held by you.

Risks Related to the Transaction

The value of the shares of Renegy common stock you receive in connection with the transaction may be less than the value of your shares of Catalytica common stock.

Upon completion of the transaction, all shares of Catalytica common stock will be automatically converted into the right to receive shares of Renegy common stock. The exchange ratio pursuant to which the shares will be converted is fixed, and there will be no adjustment for changes in the market price of Catalytica common stock or the relative values of Catalytica and the Snowflake entities at closing. Neither party is permitted to “walk away” from the transaction or resolicit the vote of Catalytica’s stockholders solely because of changes in the market price of Catalytica’s common stock or the relative values of Catalytica or the Snowflake entities following the signing of the contribution and merger agreement. The relative values of Catalytica and the Snowflake entities may vary as a result of developments in their respective businesses, including as a result of the other risk factors described herein. This may be more pronounced since Catalytica and the Snowflake entities conduct different businesses. In addition, Catalytica common stock has historically experienced significant volatility. Stock price changes may result from a variety of factors that are beyond the control of Catalytica, including changes in its business, operations and prospects, regulatory considerations and general market and economic conditions. The market value of the shares of Renegy that will be received in exchange for shares of Catalytica common stock in the transaction will not be known until they commence trading upon completion of the transaction, and thus will not be known at the time stockholders of Catalytica vote on the adoption of the contribution and merger agreement or at any other time prior to such trading. There is no trading market for the equity interests in the Snowflake entities, and thus the relative values of Catalytica and the Snowflake entities are not easily determined. As a result, shares of Catalytica common stock may have a greater market value than the shares of Renegy common stock for which they are exchanged because, for example,

•	Catalytica may have materially better performance than the Snowflake entities between the time of the signing of the contribution and merger agreement and the commencement of trading in Renegy common stock,

•	the Snowflake entities may experience negative business developments which have an adverse effect on the Renegy common stock which would not otherwise occur if there were no transaction, and/or

•	the market value of Catalytica’s common stock may increase between the time stockholders first receive the proxy statement and the time at which the transaction is completed, resulting in the Snowflake entities receiving a larger value of Catalytica common stock than at the signing of the contribution and merger agreement.

The combined company may not realize the expected benefits of the transaction.

The failure of the combined company to meet the challenges involved in integrating the management of Catalytica and the Snowflake entities successfully or otherwise to realize any of the anticipated benefits of the transaction could seriously harm the results of operations of the combined company. Realizing the benefits of the transaction will depend in part on the successful integration of the businesses and personnel. This is a complex, time-consuming and expensive process that could significantly disrupt the business of the combined company. The challenges involved in this integration include the following: minimizing the diversion of management attention from ongoing business concerns, preserving customer, manufacturing, supplier and other important relationships of both Catalytica and the Snowflake entities and resolving potential conflicts that may arise, addressing differences in the business cultures of Catalytica and the Snowflake entities, maintaining employee morale and retaining key employees. In addition, Catalytica’s SCR-Tech facilities and the Snowflake plant are located in geographically distant locations, and future projects may also be in other locations, which will make integration and management of the companies more difficult. The combined company may not successfully integrate the operations of Catalytica and the Snowflake entities in a timely manner, or at all, and the combined company may not realize the anticipated benefits of the transaction to the extent, or in the timeframe, anticipated. The anticipated benefits of the transaction are based on projections and assumptions, not actual experience.

Renegy, Catalytica and the Snowflake entities have incurred and expect to incur significant costs associated with the transaction, whether or not the transaction is completed.

Renegy, Catalytica and the Snowflake entities have incurred and anticipate that they will incur substantial transaction costs, including legal and accounting costs, associated with the transaction, whether or not the transaction is completed. Catalytica expects it will incur transaction expenses totaling between $3.0 and $4.0 million irrespective of whether the transaction is completed, of which approximately $2.2 million has been incurred through June 30, 2007. In addition, if the transaction is completed, the Snowflake entities, which will be then owned by Renegy, will pay the reasonable transaction expenses of Worsley incurred in connection with the transaction, which are estimated to be approximately $1,250,000. Furthermore, the parties believe the combined company may incur material charges to operations, which cannot be reasonably estimated at this time, in the quarter in which the transaction is completed or the following quarters, to reflect costs associated with integrating the companies. There can be no assurance that the combined company will not incur material charges in subsequent quarters to reflect additional costs associated with the transaction, which may deplete the combined company’s cash levels.

The stock price and business of Catalytica may be adversely affected if the transaction is not completed.

Completion of the transaction is subject to several closing conditions, including obtaining requisite stockholder approval, NASDAQ approval of the listing of Renegy common stock and consents of third parties, and the parties may be unable to obtain such approvals or consents on a timely basis or at all. If the transaction is not completed, the price of Catalytica common stock may decline. In addition, Catalytica’s operations may be harmed to the extent that customers, suppliers and others believe that Catalytica cannot effectively compete in the marketplace without the transaction, or there is uncertainty surrounding the future direction of the product and service offerings and strategy of Catalytica on a standalone basis. If the transaction is not completed, Catalytica would not derive the strategic benefits expected to result from the transaction, which could adversely affect its business. Moreover, Catalytica expects it will incur transaction expenses totaling between $3.0 and $4.0 million irrespective of whether the transaction is completed, which may adversely affect Catalytica’s SCR Catalyst business. In addition, under specified circumstances described in the section entitled “The Contribution and Merger Agreement — Payment of Termination Fee” of this proxy statement/prospectus, Catalytica may be required to pay the Snowflake entities a termination fee of up to $1,300,000, and reimburse them for up to $500,000 for actual out of pocket expenses incurred in connection with the transaction, in connection with the termination of the contribution and merger agreement.

Uncertainty regarding the transaction may cause customers and other parties to delay or defer decisions concerning Catalytica or the Snowflake entities, which may harm their results of operations.

Because the transaction is subject to several closing conditions, there may be uncertainty regarding the completion of the transaction. This uncertainty may cause customers and other parties to delay or defer decisions concerning Catalytica or the Snowflake entities, which could negatively affect their businesses and results of operations. Prospective customers could also be reluctant to purchase the combined company’s products or services due to uncertainty about the direction of the combined company’s products and services and willingness to support and service existing products. In addition, customers and other parties may also seek to change existing agreements with Catalytica or the Snowflake entities as a result of the transaction. These and other actions by customers and other parties could negatively affect Catalytica’s or the Snowflake entities’ businesses and results of operations.

Catalytica and the Snowflake entities must continue to retain and motivate executives and key employees, which may be difficult in light of uncertainty regarding the transaction, and failure to do so could seriously harm the combined company.

In order to be successful, during the period before the transaction is completed, each of Catalytica and the Snowflake entities must continue to retain and motivate executives and other key employees. Employees of Catalytica or the Snowflake entities may experience uncertainty about their future role with the combined company until or after strategies with regard to the combined company are announced or executed. These potential distractions of the transaction may adversely affect each company’s ability to motivate and retain executives and key employees and keep them focused on the strategies and goals of the combined company. Any failure by Catalytica or the Snowflake entities to retain and motivate executives and key employees during the period prior to the completion of the transaction could seriously harm their respective businesses, as well as the business of the combined company.

The market price of the shares of Renegy common stock may be affected by factors different from those affecting the shares of Catalytica common stock.

Upon completion of the transaction, holders of Catalytica common stock will become holders of Renegy common stock. An investment in Renegy common stock has different risks than an investment in Catalytica common stock. Former holders of Catalytica common stock will be subject to additional risks upon exchange of their shares of Catalytica common stock for Renegy common stock in the transaction, some of which are described below in the section entitled “— Risks Related to the Renewable Energy Business of the Combined Company.”

Catalytica’s obligation to pay a termination fee under certain circumstances and the restrictions on its ability to solicit other acquisition proposals may discourage other companies from trying to acquire Catalytica.

Until the transaction is completed or the transaction agreement is terminated, with limited exceptions, the contribution and merger agreement prohibits Catalytica from entering into or soliciting any acquisition proposal or offer for a merger or other business combination with a party other than the Snowflake entities. In addition, Catalytica has agreed to pay the Snowflake entities the termination fee described in the section of this proxy statement/prospectus entitled “The Contribution and Merger Agreement — Payment of Termination Fee” under certain specified circumstances. These provisions could discourage other companies from trying to acquire Catalytica even though they might be willing to offer greater value to Catalytica stockholders than Worsley has offered in the proposed transaction.

The Snowflake entities will need to obtain third-party consents under various commercial agreements in connection with the proposed transaction. If they cannot obtain these consents, they may not be able to maintain these relationships on favorable terms or at all.

The Snowflake entities are currently attempting to obtain third-party consents for certain commercial agreements in connection with the proposed transaction, including, for example, the consent of the lead bank under the credit facility principally financing the Snowflake biomass power plant. If the Snowflake entities are not able to obtain such consents, the combined company may be forced to renegotiate these agreements or enter into new agreements with various third parties as a separate, stand-alone entity. In addition, if the Snowflake entities are not able to obtain these consents and the transaction is consummated, this may result in a material breach under such commercial agreements. We cannot assure you that the Snowflake entities will be able to obtain all required third-

party consents or that the combined company will be able to negotiate new agreements on terms as favorable to it as those that the Snowflake entities had, or at all.

Some of the directors and executive officers of Catalytica have interests and arrangements that could have affected their decisions to support or approve the transaction.

The interests of some of the directors and officers of Catalytica in the transaction and their participation in arrangements that are different from, or are in addition to, those of Catalytica stockholders generally, could have affected their decision to support or approve the transaction. See “The Transaction — Interests of Certain Persons in the Transaction.”

We will be required to file one or more registration statements to allow the Worsley Trust to sell the shares of Renegy common stock, and shares of Renegy common stock issuable upon exercise of its warrants, issued in connection with the proposed transaction.

Pursuant to a registration rights agreement, we have agreed to file one or more registration statements to allow the Worsley Trust to register for resale the shares of our common stock, and shares of our common stock issuable upon exercise of the warrants, that the Worsley Trust will be receiving in connection with the proposed transaction. The expenses of registration will be borne by us and may require us to use our cash, cash equivalents and short-term investments, depleting our available cash reserves. The expenses of registration may include fees to be paid to accountants, attorneys and other third parties.

The warrants issued to the Worsley Trust may limit our ability to raise additional capital and may significantly dilute existing stockholders.

As part of the proposed transaction, we have agreed to issue warrants to the Worsley Trust that if vested and exercised in full, will represent approximately 11.5% of our outstanding common stock, as of immediately following the closing of the transaction, on a fully diluted basis using the treasury stock method, as of the date of the contribution and merger agreement, at an exercise price of $16.38 per share, as adjusted to reflect the merger exchange ratio. The warrants vest upon the occurrence of certain events, with one-third of the warrants vesting upon commencement of operation of the Snowflake biomass power plant in accordance with the existing power purchase agreements by July 1, 2008, and with the remaining two-thirds vesting upon the development or operation of additional power plants as described in the section of this proxy statement/prospectus entitled “Other Agreements — Warrants.” The warrants will expire no earlier than the four year anniversary of the date of issuance and no later than the six year anniversary of the date of issuance. If and when the warrants are exercised, common stock will be issued and our existing stockholders will be diluted. In addition, the existence of the warrants may deter potential investors from investing in us because of the dilutive effects.

The use of our net operating loss carryforwards is severely limited because of the change in control resulting from the proposed transaction.

Catalytica has significant net operating loss carryforwards, or NOLs, from its prior operations. These NOLs expire commencing in 2020 and continuing through 2027. However, we likely will not be able to use any significant amount of such NOLs to offset any potential income taxes in the future because the transaction will result in an ownership change under the Internal Revenue Code and because of the nature of Catalytica’s assets and certain other factors. Thus, if we become profitable, in general we will only be able to employ a nominal amount of Catalytica’s NOLs per year following the proposed transaction to apply against profits to reduce any potential income taxes. Further, use of Catalytica’s NOLs may potentially be subject to additional limits resulting from ownership changes that occurred prior to the proposed transaction. No assurance can be given that we will in fact be profitable such that we will be able to use the NOLs.

Although we believe that the transaction will qualify for tax-deferred treatment under Section 351(b) of the Code, Catalytica and the Snowflake entities could take certain actions that would adversely affect the ability of transaction to qualify for tax-deferred treatment.

It is intended that the exchange of shares of Catalytica common stock for shares of Renegy common stock pursuant to the merger, when taken together with the contribution and the transactions contemplated in connection therewith, will qualify as a tax-deferred exchange under Section 351(b) of the Code. Section 351(a) of the Code provides that no gain or loss shall be recognized if property is transferred to a corporation by one or more persons solely in exchange for stock in such corporation and immediately after the exchange such person or persons are in control (within the meaning of Section 368(c) of the Code) of the corporation. Section 351(b) of the Code further provides that if property other than stock is received in a transaction, the receipt of such property will cause the recipient to recognize gain (if any) up to (A) the amount of money received, plus (B) the fair market value of such other property received. “Control” for purposes of Code Section 351 is defined as the ownership of stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of the corporation. If the parties to the transaction take any steps that would cause the transferors to lose “control” of Renegy within the meaning of Code Section 368(c) as interpreted by applicable case law and IRS guidance, the transactions would not satisfy the requirements of Code Section 351. In addition, as a condition to closing, Squire, Sanders & Dempsey, L.L.P., outside counsel to the Snowflake entities and Wilson Sonsini Goodrich & Rosati, Professional Corporation, outside counsel to Catalytica, must have issued opinions to the effect that the transactions should qualify for tax-deferred treatment under Section 351(b) of the Code. If any of the parties take steps prior to Closing that would violate the control test, those opinions will not be issued.

Catalytica’s board of directors, and the Renegy board of directors if the proposed transaction is consummated, expects to continue evaluating strategic alternatives with respect to SCR-Tech. If SCR-Tech is sold to a third party, our success will be entirely dependent on our renewable energy business.

As described elsewhere in this proxy statement/prospectus, Catalytica recently was party to negotiations with respect to the sale of SCR-Tech on a stand-alone basis. These negotiations have terminated. However, the boards of directors of Catalytica, and Renegy if the proposed transaction is consummated, expect that they will continue evaluating strategic alternatives with respect to SCR-Tech. If SCR-Tech is sold to a third party, spun-out or otherwise disposed of, the business of Renegy prior to such sale will differ substantially from the business of Renegy following such sale. In the event SCR-Tech is sold, our success will be entirely dependent on our renewable energy business, which will be subject to the risks described elsewhere in this proxy statement/prospectus, particularly those set forth in “ — Risks Related to the Renewable Energy Business of the Combined Company.”

If we fail to meet the listing requirements for the NASDAQ Global Market, there may be a material adverse effect on the perception of our business and the market price for our common stock. If we fail to meet the listing requirements for the NASDAQ Global Market and the NASDAQ Capital Market, the parties are not obligated to consummate the proposed transaction. If we are listed on NASDAQ, we will be subject to continued listing standards.

We have applied to have our common stock listed on the NASDAQ Global Market. If we do not meet the listing requirements for the NASDAQ Global Market, we will attempt to have our shares listed on the NASDAQ Capital Market. It is a condition to the completion of the transaction that we be listed on either the NASDAQ Global Market or the NASDAQ Capital Market. If we fail to meet the listing requirements for the NASDAQ Global Market and instead list our shares on the NASDAQ Capital Market, there may be a material adverse effect on the perception of our business and the market price for our common stock. If we fail to meet the listing requirements for the NASDAQ Global Market and the NASDAQ Capital Market, the parties are not obligated to consummate the proposed transaction.

If we are listed on NASDAQ, we will be subject to continued listing standards, including minimum stock price requirements, a minimum number of market makers, and minimum stockholders’ equity, and our initial approval for listing on NASDAQ may be conditioned by NASDAQ on certain factors such as a minimum stock price for a period of time after closing. If we fail to remain listed on NASDAQ, our common stock would trade on the Over the

Counter Bulletin Board, which may reduce the price of our common stock and the levels of liquidity available to our stockholders. A delisting from NASDAQ and transfer to the Over the Counter Bulletin Board may also result in other negative implications, including the potential loss of confidence by suppliers, customers and employees, the loss of institutional investor interest and fewer business development opportunities. While we have established the exchange ratio in the transaction with the goal of meeting the requirements for listing on the NASDAQ Global Market, we cannot assure you we will remain listed on the NASDAQ Global Market or the Nasdaq Capital Market.

Risks Related to the Combined Company Following the Transaction

We will have a new Chief Executive Officer and we may experience difficulties in integrating management.

Robert M. Worsley, owner, Manager and President of the Snowflake entities, will be our President, Chairman and Chief Executive Officer. Robert W. Zack, currently President, Chief Executive Officer and Chief Financial Officer of Catalytica, will be our Executive Vice President and Chief Financial Officer. Scott Higginson, currently the Executive Vice President of the Snowflake entities, will be our Senior Vice President. William McMahon will continue to serve as President of SCR-Tech and will be an executive officer of Renegy. Thus, we will have different management than Catalytica, as a result of which there may be difficulties which develop in the course of integrating the management team. If such integration is not successful or there are otherwise difficulties among the management team, our business may be negatively impacted. No assurance can be given that our management team will be successful in pursuing our diverse and various business activities, including those relating to renewable energy and SCR catalyst and management services.

We may face difficulties in integrating the businesses of SCR-Tech and the Snowflake entities.

Although the businesses of SCR-Tech and the Snowflake entities focus on clean energy, the specifics of the businesses are very different. SCR-Tech provides emissions compliance services for the coal-fired power generation industry, while the Snowflake entities will be an independent power producer of renewable energy. There are few, if any, synergies between these businesses, and Renegy management may face difficulty in integrating these businesses to fit one cohesive and sustainable business model.

We may not have sufficient management to address our diverse business activities. If we are unable to attract or retain key personnel, our ability to manage our business could be harmed. We will have a limited number of management and accounting personnel and we may have difficulty complying with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

Our management team will be responsible for all of our combined operations, including successfully completing the construction of, and operating, the Snowflake biomass power plant, operating our SCR services business, seeking to expand both businesses, exploring and evaluating potential acquisitions of renewable energy plants, building and operating renewable energy plants, expanding SCR-Tech’s business and customer base and related activities, and exploring and evaluating other strategic growth opportunities for clean coal technologies. In light of the limited number of management level employees and the increasing number of federal and NASDAQ regulatory requirements, substantial burdens will be placed on our management. It may prove difficult for management to successfully operate these differing areas and meet the demands and requirements of our diverse business activities. Our future success will therefore depend on attracting and retaining additional qualified management and technical personnel. No assurance can be given that management resources will be sufficient to address our current and future business activities or that we will not be required to incur substantial additional expenses to add to our management capabilities. Further, our inability to hire qualified personnel on a timely basis, or the departure of any key employee, could harm our expansion and commercialization plans. We will become subject to the internal control over financial reporting requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for the first time in 2008, based on current SEC regulations. As a result of the limited number of financial personnel we employ, we may have difficulty complying with the requirements of Section 404 as a result of the inability to segregate duties and other limitations resulting from our small employee base. Any failure to meet such requirements could have a material adverse effect on us. For example, financial markets could interpret such failure to comply negatively and the price of our stock may decline as a result.

Robert Worsley will be a controlling stockholder and ultimately he will have the power to elect our entire Board of Directors.

An affiliate of Robert Worsley, the Robert M. and Christi M. Worsley Revocable Trust, or the Worsley Trust, will own 58.5% of the outstanding shares of our common stock, on a fully diluted basis using the treasury stock method, and warrants to acquire up to an additional 11.5% of our common stock following the closing of the proposed transaction. Thus, Mr. Worsley will be our controlling stockholder. Although five of our seven board members are independent directors who have not been selected by Mr. Worsley, after one year he may nominate directors to replace two of the independent directors upon expiration of their terms, and will likely own enough shares to cause his nominees to be elected. In such event he will control a majority of our board of directors. Further, after three years, Mr. Worsley will be able to replace the remaining three independent directors and elect all of our directors. Thus, apart from any fiduciary obligations to stockholders under applicable corporate law, Mr. Worsley will be able to control our operations as he deems appropriate. Mr. Worsley’s ownership of a majority of our common stock and ultimate ability to elect all of our directors will create inherent conflicts of interest which could have an adverse effect on stockholders and our business. Catalytica stockholders should be aware that by approving the contribution and merger agreement, they will be making an investment in a company that will be controlled by Mr. Worsley, in which they will be minority stockholders.

We will be substantially dependent on Robert Worsley for our success.

Robert Worsley will be President, Chief Executive Officer and Chairman of the board of directors of Renegy following the transaction, and will, through the Worsley Trust, own approximately 58.5% of our common stock, on a fully-diluted basis, using the treasury stock method, with warrants that, if fully vested and exercised, would increase his beneficial ownership of our common stock to approximately 70%. Thus, the success of Renegy will be principally dependent on Mr. Worsley. No assurance can be given that Mr. Worsley will prove to be a successful Chief Executive Officer of Renegy. If Mr. Worsley is unable or unwilling to serve as our Chief Executive Officer, it likely will be difficult to retain a similar executive. Although we have agreed to maintain a $5 million “key man” insurance policy on Mr. Worsley, such insurance will not provide for payment in the event of a disability or his departure as Chief Executive Officer, other than in the event of death.

Our management has limited experience in certain aspects of our business.

Robert Worsley and Catalytica’s management have limited experience in the renewable energy field, and Mr. Worsley has no experience in SCR catalyst and management services. As a result, there can be no assurance that Renegy’s management will be able to effectively manage and grow the combined company. We cannot assure you that Renegy will be able to hire experienced managers in the future.

We may be subject to indemnification claims from Worsley for breaches of representations and warranties and covenants in the contribution and merger agreement. If such claims were to be successful, stockholders could suffer a significant further dilution in ownership.

The contribution and merger agreement provides that Worsley on the one hand, and Catalytica and Renegy, on the other, will indemnify each other against breaches of, or the failure to perform or satisfy any of, their respective representations, warranties, covenants and agreements made in the contribution and merger agreement or in any document or certificate delivered by any of them at the closing pursuant to the contribution and merger agreement. The respective indemnification obligations of the parties generally survive for 18 months following completion of the transaction and are generally subject to a deductible of $250,000 and a cap of $10 million. In addition, amounts paid to Worsley on account of indemnification are subject to a “gross up” to reflect Worsley’s approximately 58.5% ownership of Renegy’s common stock, on a fully diluted basis using the treasury stock method, as of immediately following the closing of the transaction, which means that for every $1 of damages, we will be required to pay Worsley an amount equal to $1.41. Payment of indemnification may be generally satisfied in cash or in stock at an agreed value of $12.25 per share, as adjusted to reflect the merger exchange ratio. If any potential indemnification claim arises against Worsley, the three independent Class III directors will be responsible for determining how to proceed with any such claim, which may present problems insofar as conflicts arise between Class III directors and Mr. Worsley, our President, Chief Executive Officer and Chairman following the transaction. In addition, any successful indemnification claims by Worsley against us would increase Worsley’s ownership of common stock and reduce the ownership of Renegy by other stockholders or significantly reduce our cash if we elect to settle any such claim by paying cash in lieu of issuing additional stock. Any claims we may have against Worsley could increase the ownership of our stock by stockholders other than Worsley. However, such claims likely will result from situations where we have suffered economic harm and thus the overall value of our stock may be reduced. Further, any indemnification claims likely will result in substantial legal and other fees which could have a material adverse effect on us.

Our board of directors will be divided into three classes of directors and such structure may create conflicts between the independent Board members and Mr. Worsley.

Our board of directors will be divided into three classes of directors. Two independent directors in Class I will have an initial one year term, and three independent directors in Class III will have an initial three year term. Mr. Worsley and a designee to be chosen by him will comprise the Class II directors. Although Mr. Worsley will be our President, Chief Executive Officer and Chairman following the transaction and will control a majority of our stock, he will not be able to control a majority of our board of directors until the term of the Class I directors expires approximately one year after the closing of the transaction. At that time, he will be able to elect both Class I directors. Mr. Worsley may choose to nominate different directors or choose to re-elect the current Class I directors. There may be conflicts between Mr. Worsley and the independent directors as a result of this board structure. In addition, potential indemnification claims may further complicate the board structure and dynamics. Any such board disputes likely would negatively impact us and our stockholders.

Both the Snowflake entities and Catalytica have incurred significant losses since inception. We anticipate incurring significant losses until we are able to commence operations of the Snowflake plant and we may incur significant losses even upon operation of the plant.

Catalytica incurred net losses of $3,578,000 and $2,890,000 for the six months ended June 30, 2007 and 2006, respectively. As of June 30, 2007, Catalytica had a retained deficit of $147,598,000. Catalytica will continue to incur net losses in 2007, which may be significant. Catalytica exited its mobile diesel retrofit program in September 2005, sold its gas turbine technology and related assets to Kawasaki in September 2006 and sold its diesel fuel processing technology and related assets to Eaton Corporation in October 2006. Catalytica incurred significant losses in all of those operations. Catalytica’s sole remaining business, SCR-Tech, did not generate sufficient revenues in 2006 to allow Catalytica to be profitable.

The Snowflake entities have a history of losses. For the period since inception and ending June 30, 2007, the Snowflake entities have incurred losses of approximately $12,362,000. For the six month periods ended June 30, 2007 and June 30, 2006, the Snowflake entities incurred net losses of approximately $3,915,000 and $1,795,000, respectively. For the twelve months ended December 31, 2006 and December 31, 2005, the Snowflake entities incurred net losses of approximately $6,800,000 and $1,640,000. Future losses are likely to continue until the Snowflake biomass power plant becomes operational, which we expect will occur in the first half of 2008.

We anticipate that the combined company will continue to incur losses, which may be significant at least until the Snowflake plant is completed and fully operational. In addition, SCR-Tech may incur losses. If costs to operate the Snowflake plant are higher than anticipated or if power production from the plant is lower than anticipated, we may continue to incur losses. No assurance can be given that the combined company will generate sufficient revenues to allow us to become profitable or to sustain profitability if we were to become profitable.

We anticipate incurring significant negative cash flow until the commencement of operations of the Snowflake plant and we may continue to incur negative cash flow even after the commencement of operations of the Snowflake plant. Such negative cash flow may exceed our remaining funds.

At June 30, 2007, Catalytica had cash, cash equivalents and short-term investments of approximately $16.0 million. Substantially all of the Snowflake entities’ cash is dedicated to construction of the plant, obtaining and storing fuel and related activities. We anticipate using significant funds to pay the costs and expenses associated with completing the transaction, to complete the construction of the Snowflake plant, to make necessary capital expenditures for SCR-Tech, and to pay anticipated operating expenses and corporate overhead during the remainder of 2007 and 2008. We anticipate that we likely will be required to use $2 million to cover our obligation to indemnify Mr. Worsley for anticipated cost-overruns for the construction of the Snowflake plant. Although many of these cash expenditures will not constitute an expense for accounting purposes, they will all require the use of our cash, cash equivalents and short-term investments, together with draws under the credit facility with CoBank, ACB, the lead lender in the credit facility relating to the Snowflake plant. The total cash consumption is likely to be significant and it may potentially require the use of all of our remaining funds. In such event, we would be required to seek additional funds, which may not be available on favorable terms or may not be available at all. Further, although we expect the Snowflake plant to generate positive cash flow upon operation, any operational problems or unanticipated expenses could result in negative cash flow, which also could require us to seek additional capital. Moreover, if the Snowflake plant performs poorly or costs of operations are significantly higher than anticipated, it is possible that the cash flow from the operation of the Snowflake plant may not be sufficient to pay the indebtedness on the plant, in which case we may default on the debt financing secured by the plant. Any of these scenarios would have a material adverse effect on our business and results of operations.

Our anticipated rapid growth strategy could strain our resources and cause our business to suffer.

We anticipate pursuing a rapid growth strategy to expand our renewable energy plant portfolio, currently consisting of the Snowflake power plant, through acquisition of additional renewable energy plants and the development and construction of such plants. This growth strategy will place a strain on our management systems, infrastructure and resources. Our ability to successfully offer services and implement our business plan in a rapidly evolving market requires an effective planning and management process. We expect that we will need to continue to improve our financial and managerial controls, reporting systems and procedures. We will also need to expand, train and manage our workforce. Further, we expect that we will be required to manage an increasing number of relationships with various customers and other third parties. Failure to expand in any of the foregoing areas efficiently and effectively could interfere with the growth of our business as a whole.

We likely will need significant additional capital to pursue our growth strategy. We may be unable to raise the capital we need on favorable terms if at all. We may be unable to obtain necessary capital because of restrictions in our current and future financing arrangements, and in the event Mr. Worsley is no longer serving as our Chief Executive Officer the Snowflake entities could lose their existing financing due to requirements of their financing arrangements.

In order to pursue our growth strategy, we likely will need significant additional capital. This may take the form of equity or debt financing, including the issuance of common stock, convertible debt, warrants and project-specific financing. We cannot anticipate the terms of any such financing. Any such financing likely will be dilutive to existing stockholders. The Snowflake entities’ current financing arrangements with CoBank for the Snowflake plant (which relate to both the construction and term loans from CoBank and the industrial development bonds so long as CoBank’s letter of credit supports such bonds) require that Mr. Worsley own, directly or indirectly, at least 50.1% of the economic interests in and voting power of the Snowflake entities. However, in the event the membership interests in the Snowflake entities are transferred to Renegy pursuant to the transaction, an event of default under the financing arrangements with CoBank will not be deemed to occur if Mr. Worsley’s ownership interest in Renegy is at all times at least 50.1% and Renegy maintains directly or indirectly 100% of the economic interest in and voting power of the Snowflake entities. Further, at any time after the earlier of April 1, 2009 or one year after the commencement of the operation of the Snowflake biomass plant, Mr. Worsley’s ownership interest in Renegy may fall below 50.1% without an event of default occurring under the financing arrangements with CoBank provided that Renegy maintains directly or indirectly 100% of the economic interest in and voting power of the Snowflake entities and Mr. Worsley continues to exercise titular and effective managerial control of Renegy. This provision significantly restricts our ability to use equity financing for future projects. This may require us to use more debt financing than would otherwise be appropriate and may increase the risk of any future financing. No assurance can be given as to the effect of any future equity or debt financing or the effect on our business or financial condition. Additionally, if we fail to comply with this provision, we would be required to seek a waiver from, or renegotiate our existing financing arrangements with, CoBank. In addition, in the event of the death of Mr. Worsley, the CoBank financing arrangements require that his economic and voting interests in the Snowflake entities (or Renegy after the transaction) be transferred within one year of his death to a U.S. incorporated entity having a substantial part of its business in the electric energy generation business and which has at least an investment grade rating on its unsecured senior long-term debt and compliance with certain other requirements. If such transfer does not occur, we would be required to seek a waiver from, or renegotiate our then existing financing arrangements with CoBank or we would be in default under such financing arrangements.

We will be subject to the risk of changes in government regulation.

Our business is significantly dependent on the nature and level of government regulation of emissions. Without recent government requirements for utilities and independent power producers to produce significant amounts of renewable energy, there likely would be no demand for the power produced by the Snowflake plant or other renewable energy projects which we will seek to develop or acquire. Without government regulation of coal-fired power generation, SCR catalyst would not be used by utilities, there would be no need for utilities to acquire, clean or regenerate SCR catalyst, and SCR-Tech would have no business purpose. Further, changes in or adverse interpretations of governmental accounting or rate-based emissions regulations also could have a material adverse effect on our business. Although government regulation of emissions has become increasingly stringent in recent years, the growing costs associated with such regulations may limit the level of increase and scope of emissions requirements, which could limit the potential growth of our target markets. Any easing of governmental emissions requirements or the growth rate of such requirements could have a material adverse effect on our business.

Many of the risks of our business, including the risk of fire, have only limited insurance coverage and many of our business risks are uninsurable.

Our business operations are subject to potential environmental, fire, product liability, employee and other risks. Although we have insurance to cover some of these risks, the amount of this insurance is limited and includes numerous exceptions and limitations to coverage. Further, no insurance is available to cover certain types of risks, such as acts of god, war, terrorism, major economic and business disruptions and similar events. In addition, our insurance will not be adequate to cover lost revenues, increased expenses or liquidated damages payments. In the event we were to suffer a significant environmental, fire, product liability, employee or other claim in excess of our insurance or a loss or damages relating to an uninsurable risk, our financial condition could be negatively impacted. The fuel source we use for our biomass plant is subject to substantial fire risk. In addition, the cost of our insurance has increased substantially in recent years and may prove to be prohibitively expensive, thus making it impractical to obtain insurance. This may result in the need to abandon certain business activities or subject ourselves to the risks of uninsured operations. Moreover, to the extent we make insurance claims, we risk not being able to renew insurance policies at reasonable rates or at all. In this regard, two recent fires in the wood chip fuel storage piles at the Snowflake plant have resulted in a substantial loss of wood fuel inventory and significant insurance claims. The first fire, in April 2007, destroyed approximately 20,000 tons of wood chips. Snowflake made a claim with its insurer in the amount of $663,093, which included the cost of the lost wood chips as well as the costs incurred fighting the fire. Snowflake settled this claim with its insurer in the amount of $361,187 due to an under-insurance issue discovered as part of the settlement process. Shortly after this first fire, the under-insurance issue was corrected. In June 2007, the wood chip piles again caught fire and the fire spread to nearby log piles. This fire resulted in a loss of approximately 12-15 months of wood fuel and damage to equipment used by Renegy LLC. The Snowflake entities have submitted a claim to their insurer in the amount of approximately $3.1 million. Based on an estimation of the volume of wood inventory lost, the Snowflake entities believe such amount would cover all of the costs related to the second fire, including the costs of lost wood inventory and fire-fighting. The Snowflake entities have met with a forensic accountant, hired by the Snowflake entities’ insurance company to audit this claim, and believe the forensic accountant will recommend and the insurance company will agree to payment in full of this claim. However the claim is currently pending and there can be no assurance it will be paid in full or at all. The wood fuel remaining in storage after the fire is sufficient to supply the power plant’s boiler for approximately 18 months. Additionally, the Snowflake entities have fuel supply contracts in place that, once acted under by the Snowflake entities, will provide at least an additional one-year supply of fuel. Also, to mitigate the risk of future fires and fire damage, the Snowflake entities have begun geographically separating the biomass stored for fuel so that a fire incident is less likely to spread among fuel storage piles as it did in the June 2007 fire incident. Although the Snowflake entities’ insurer has indicated that it will continue to provide insurance going forward, we cannot be certain it would continue to provide insurance if another fire occurred and the making of these claims may make it cost prohibitive to obtain insurance for damage or destruction to such stored fuel.

Catalytica has indemnified Kawasaki Heavy Industries and Eaton Corporation for certain matters in connection with the sale of its gas turbine assets and its diesel technologies and Catalytica may be subject to other liabilities from its activities prior to these sales.

In September 2006, Catalytica sold its gas turbine assets to Kawasaki. Although this sale resolved all potential prior claims with Kawasaki and its affiliates, Catalytica agreed to indemnify Kawasaki for any breaches of various representations and warranties made by Catalytica to Kawasaki in connection with the sale of the gas turbine assets. These indemnities generally are limited to the purchase price of $2.1 million. Catalytica also agreed to maintain an amount of not less than $2.0 million in immediately available funds until September 30, 2007, and $1.9 million in immediately available funds from October 1, 2007 until September 30, 2008 to satisfy any indemnification claims from Kawasaki. In October 2006, Catalytica sold its diesel technologies and related assets to Eaton, and Catalytica agreed to indemnify Eaton for any breaches of various representations and warranties made by Catalytica to Eaton in connection with the sale, also generally limited to the purchase price of $2.4 million. Thus, Catalytica may be subject to claims if it breached any of these representations and warranties to Kawasaki or Eaton. Further, Catalytica may be subject to claims from its operation of the diesel technologies and its diesel retrofit and gas turbine activities prior to the sales to Kawasaki and Eaton, including potential environmental, business and governmental claims, including the risk of potential repayment of sums received from government funded research and development activities if such programs are audited and the applicable agency requires a reduction in allowed payments to us. No assurance can be given as to the amount of any such potential liability or the likelihood of any claims for such activities.

Liabilities Catalytica acquired as a result of its spin-off may have a negative effect on our financial results.

Catalytica incurred additional liabilities as a result of its spin-off from Catalytica, Inc. in December 2000. For example, when the business of Catalytica Advanced Technologies, Inc., or CAT, was combined with Catalytica, Catalytica became responsible for the liabilities of CAT. Additionally, Catalytica has obligations under the separation agreements it entered into with Catalytica, Inc., Synotex and DSM Catalytica Pharmaceuticals, Inc., or DSM, the successor corporation to Catalytica, Inc. Among other things, Catalytica agreed to indemnify DSM for liabilities arising out of Catalytica’s business, the business of CAT and other liabilities of DSM not associated with the pharmaceuticals business it purchased from Catalytica, Inc., which could include, but not be limited to, potential environmental liabilities. Catalytica also is responsible for specified potential liabilities arising out of the distribution of Catalytica’s common stock by Catalytica, Inc. in connection with Catalytica’s spin-off. To date, no claims have been made against Catalytica pursuant to these indemnification provisions and, as of the date of this proxy statement/prospectus, Catalytica believes the likelihood of any material claim being made against it is remote. However, if any additional liabilities materialize, Catalytica’s financial results could be harmed.

We will incur substantial costs as a result of being a public company.

As a public company, we will incur significant legal, accounting, and other expenses. In addition, both the Sarbanes-Oxley Act of 2002 and the rules subsequently implemented by the SEC and NASDAQ have required changes in corporate governance practices of public companies. These new rules and regulations have already increased our legal and financial compliance costs and the amount of time and effort we devote to compliance activities. We expect these rules and regulations to further increase our legal and financial compliance costs and to make compliance and other activities more time-consuming and costly. In addition, we will incur costs associated with our public company reporting requirements. Further, due to increased regulations, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We have attempted to address some of these attraction and retention issues by offering contractual indemnification agreements to our directors and executive officers, but this may not be sufficient. We will continue to regularly monitor and evaluate developments with respect to these new rules with our legal counsel, but we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

The market price of our common stock is likely to be highly volatile and may decline.

The market price of Catalytica’s common stock historically has been highly volatile and has declined significantly since it began trading in December 2000. The market price of our common stock also could be highly volatile. Factors that could cause fluctuation and declines in our stock price may include, but are not limited to:

•	the nature, amounts and trends with respect to our net losses and cash consumption;

•	the amount of our capital resources and our potential need to seek additional funding;

•	announcements regarding the construction and operation of the Snowflake plant;

•	announcements regarding additional renewable energy plants;

•	announcements or cancellations of orders by SCR-Tech;

•	conditions or trends in our industry;

•	changes in the market valuations of other companies in our industry;

•	the effectiveness and commercial viability of our renewable energy plants and products and services offered by us or our competitors;

•	announcements by us or our competitors of technological innovations, new products, significant acquisitions or mergers, strategic partnerships, divestitures, joint ventures or other strategic initiatives;

•	changes in environmental regulations;

•	additions or departures of key personnel;

•	concentration of ownership in our common stock by Robert Worsley and his affiliates;

•	our limited number of stockholders; and

•	our potentially limited trading volume.

Many of these factors are beyond our control. These factors may cause the market price of our common stock to decline regardless of our operating performance. In addition, stock markets have experienced extreme price volatility in recent years. This volatility has had a substantial effect on the market prices of securities issued by many companies for reasons that may be unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common stock.

We expect our revenues and operating results to vary significantly from quarter to quarter. As a result, quarterly comparisons of our financial results are not necessarily meaningful and investors should not rely on them as an indication of our future performance. In addition, due to our stage of development, we cannot predict our future revenues or results of operations accurately. As a consequence, our operating results may fall below the expectations of securities analysts and investors, which could cause the price of our common stock to decline. Factors that may affect our operating results include:

•	our ability to successfully start up and operate the Snowflake plant and our ability to expand our renewable energy business;

•	market acceptance of renewable energy and the status of government regulation;

•	cost of energy for renewable energy power as compared to more traditional power sources;

•	the status of development and rate of expansion of our SCR catalyst and management services business;

•	the volume of sales activity in our SCR catalyst and management services business;

•	the market acceptance of SCR catalyst regeneration;

•	the cost of our raw materials and key components;

•	warranty and service costs for products in the field;

•	the introduction, timing and market acceptance of new products and services introduced by us or our competitors;

•	the success of potential new competition;

•	the development of our customer relationships; and

•	general economic conditions, which can affect our customers’ capital investments and the length of our sales cycle.

If certain business restrictions on Worsley are not enforced or we fail to exercise our rights with respect to certain of those restrictions, then it could have a material adverse effect on our business.

Mr. Worsley and various entities affiliated with him engage in various business activities throughout the state of Arizona. In addition, Mr. Worsley or his affiliates own approximately 80,000 acres of land in Arizona. Although Mr. Worsley has agreed in the contribution and merger agreement to not participate in or facilitate, fund, support or undertake any project in the renewable energy field or to allow any real property owned by him to be leased, transferred or otherwise used for any such renewable energy project without first granting Renegy a right of first refusal with respect to such property as described in “The Contribution and Merger Agreement — Certain Business Restrictions on Worsley Relating to Renewable Energy Projects” beginning on page 90 of this proxy statement/prospectus, there can be no assurance that such provisions will be enforceable or that Mr. Worsley will not breach his obligations or that we will be able to exercise our right of first refusal under those provisions. If a court finds such provisions to be unenforceable, Mr. Worsley breaches the restrictions or if we fail to exercise our right of first refusal and Mr. Worsley allows his land to be used by others for renewable energy purposes, our financial condition and results of operations may suffer.

Risks Related to the Renewable Energy Business of the Combined Company

The Snowflake entities have very little operating history from which to evaluate their business and performance.

Snowflake was formed in 2003 and remains in the early stages of its development. Snowflake is developing a 24 megawatt (MW) biomass power plant that will use wood, wood materials and recycled paper sludge as a fuel supply. However, the biomass power plant has not yet been completed. Snowflake has limited experience in the construction and operation of biomass power plants such as the one it is currently constructing. Because of this limited experience, there can be no assurance that Snowflake will ever be profitable.

Renegy LLC and Renegy Trucking were formed in 2004 and 2005, respectively. Renegy LLC’s business consists primarily of procuring wood and wood materials to be used as a fuel source in the Snowflake biomass power plant. Renegy LLC obtains wood and wood materials through various contracts with third parties, including numerous contracts with the United States Department of Agriculture Forestry Service that allow Renegy LLC to remove wood and wood materials from land owned by the Forestry Service. Renegy LLC receives no consideration other than reimbursement for operating costs from Snowflake for providing fuel supplies, and consequently generates only minimal profits from other activities. However, due to two recent fires in the wood chip and log piles, which resulted in an amendment to the Snowflake entities’ financing arrangements such that less wood fuel is required to be stored at the Snowflake plant site, as described in detail elsewhere in these risk factors, Renegy LLC expects that it will be scaling back its fuel procurement activities and will be increasing its activities related to the sale of processed wood materials. Renegy Trucking’s business consists solely of transporting fuel supplies from sites where Renegy LLC is operating and delivering the fuel supplies to the Snowflake biomass power plant. Renegy Trucking only receives the reimbursement of expenses from Snowflake or Renegy LLC for delivering fuel supplies, and consequently does not generate any profits.

Snowflake may experience biomass power plant development and construction risks and the construction of the Snowflake biomass power plant may not be completed on time.

Snowflake’s success in constructing its biomass power plant is dependent on third parties’ performance of contractual obligations under construction agreements. The construction of the Snowflake biomass power plant involves many risks, including those described elsewhere in these risk factors and the following:

•	the inaccuracy of Snowflake’s assumptions with respect to timing;

•	supply interruptions or shortages;

•	shortages and inconsistent qualities of equipment, material and labor;

•	failure by key contractors and vendors to timely and properly perform;

•	permitting and other regulatory issues, license revocation and changes in legal requirements;

•	labor disputes and work stoppages;

•	unforeseen engineering and environmental problems;

•	unanticipated cost overruns; and

•	weather interferences, catastrophic events including fires, explosions, earthquakes, droughts and acts of terrorism.

We cannot predict the impact of these risks on Snowflake’s business or operations. Any one of the above risks could give rise to delays, cost overruns or the termination of plant construction, and could result in the loss (total or partial) of Snowflake’s financing due to the failure to meet construction deadlines that are required under the Snowflake entities’ financing agreements and/or the power purchase agreements.

Our initial performance will be highly dependent on successfully completing construction and commissioning of the Snowflake plant by July 1, 2008, and commencing delivery of power to Arizona Public Service and Salt River Project by July 1, 2008. If we fail to successfully complete the plant and commence delivery of power by such date, the Snowflake entities will be in breach of their power purchase agreements, Arizona Public Service and Salt River Project will be able to terminate their respective power purchase agreements with the Snowflake entities and we risk losing our entire investment in the plant.

The Snowflake entities currently are constructing the Snowflake plant on land leased from Abitibi Consolidated at its paper mill located near Snowflake, Arizona. Currently we have no other renewable energy projects under construction and we have no agreement at this time to develop or acquire any other renewable energy project. Thus, the success of our renewable energy business will initially be highly dependent on the completion, commercial operation and performance of the Snowflake plant. If we cannot successfully complete and operate the Snowflake plant, we will be unlikely to generate sufficient cash flow or have sufficient credibility with future potential lenders to construct or acquire additional renewable energy projects.

Project costs to achieve commercial operation of the power plant, as defined in the Snowflake entities’ financing agreements with CoBank, have been budgeted at approximately $67 million. We anticipate that project costs will exceed this $67 million budget by at least $2 million, as described below. In addition, the Snowflake entities have incurred approximately $6.7 million in initial start-up and capitalization costs which are not included in the CoBank budget. The Snowflake entities have also incurred approximately $40,000 for the purchase of two trailers used to transport biomass material, approximately $400,000 for the acquisition of the assets of Ponderosa Trucking, Inc., approximately $100,000 for the acquisition of a wood grinder, approximately $610,000 (as of June 30, 2007) in connection with the purchase and leasing of certain equipment necessary to perform a contract with Long Beach Shavings Co., Inc., and expect to incur approximately $890,000 more in connection with the Long Beach Shavings contract, none of which expenses have been included as project costs necessary to achieve commercial operation of the plant under the project cost budget with CoBank. The Snowflake entities have entered into various contracts with third party contractors to construct the plant. There is no overall EPC (engineering, procurement and construction) general contractor, and the Snowflake entities are officially serving in that capacity.

As a result, there is no independent party that is responsible and accountable for costs that exceed the CoBank project cost budget or project delays. There have been a number of delays and cost overruns in connection with the construction of the Snowflake plant to date. Although there is a contingency reserve for cost overruns, we believe it is more likely than not that this contingency will not be sufficient to cover costs that are anticipated to exceed the project costs set forth in the CoBank budget. Renegy will be responsible for the first $2 million of costs that exceed such project cost budget pursuant to our agreement to indemnify Robert Worsley for such overruns, and Mr. Worsley will be liable for any remaining overruns.

The Snowflake entities must complete construction of the plant, achieve commercial operation and successfully deliver power to Arizona Public Service and Salt River Project by July 1, 2008, in accordance with the terms of the power purchase agreements with these parties. If the Snowflake entities fail to timely complete the construction of the plant and deliver power by such date in the quantities required by the power purchase agreements, the Snowflake entities will be in default under both the power purchase agreements and the credit agreements under which the plant is financed, and both Arizona Public Service and the Salt River Project will be able to terminate the power purchase agreements and seek damages against the Snowflake entities. In such event, the Snowflake entities could be liable for significant damages and could lose their entire investment in the Snowflake plant, which would have a material adverse effect on our business and financial condition, and could even result in our need to cease operations. If the number and amount of delays on various construction items that have occurred to date were to continue, there is a substantial risk that the Snowflake plant will not achieve commercial operation in the timeframe required to meet its obligations under the power purchase agreements. No assurance can be given that the Snowflake entities will successfully complete the Snowflake plant in the required time period to comply with the terms of the power purchase agreements and the credit facilities relating to the Snowflake plant.

Our future financial performance depends on the successful operation of the Snowflake biomass power plant, which is subject to various operational risks.

Our future financial performance depends on the successful operation of the Snowflake biomass power plant. The cost of operation and maintenance and the operating performance of the Snowflake biomass power plant may be adversely affected by a variety of factors, including:

•	regular and unexpected maintenance and replacement expenditures;

•	performance below expected levels of output or efficiency;

•	shutdowns due to the breakdown or failure of equipment or the equipment of the transmission-serving utility;

•	labor disputes and work stoppages;

•	catastrophic events such as fires, explosions, earthquakes, landslides, floods, severe storms or similar occurrences affecting the biomass power plant or any of the power purchasers or other third parties providing services to the biomass power plant; and

•	the inability to procure adequate supplies of fuel at reasonable costs.

Additionally, Snowflake will be dependent upon a third party operator for the successful operation of its biomass power plant. To the extent that this third party does not fulfill its obligations, the biomass power plant’s operations could be adversely affected.

The Snowflake entities’ inability to procure and maintain fuel supplies that are sufficient for the operation of the biomass power plant could result in a default under the Snowflake entities’ financing agreements. Due to various recent fires in the wood chip fuel storage piles at the Snowflake plant, the Snowflake entities may not have sufficient fuel stored prior to commencement of plant operations to meet the requirements of the Snowflake entities’ financing agreements.

Under their financing agreements, the Snowflake entities are required to procure specified amounts of fuel supplies by certain dates. Other than Abitibi Consolidated, Renegy LLC is the Snowflake entities’ sole supplier of fuel supplies, and is dependent upon contracts with third parties to procure fuel supplies. Renegy Trucking is solely responsible for receiving from Renegy LLC and delivering the fuel supplies to Snowflake. Renegy LLC’s ability to procure the required amounts of fuel supplies is dependent on the availability of large quantities of wood, wood chips and other organic waste resources. While the Snowflake entities have or are expected to have agreements relating to the supply of fuel, these agreements may not cover all of the Snowflake entities’ requirements for such resources. Moreover, demand from other fuel purchasers, labor shortages, inclement weather, fires and other events beyond the Snowflake entities’ control could impede or prohibit entirely Renegy LLC’s ability to timely procure fuel supplies, Renegy Trucking’s ability to timely deliver fuel supplies to Snowflake and Snowflake’s ability to maintain the requisite fuel supplies. There have been two recent fires in the wood chip fuel storage piles at the Snowflake plant. The first fire, in April 2007, resulted in a loss of approximately 20,000 tons of wood chips and approximately $663,093 in costs and expenses related to the fire. The second fire, in June 2007, resulted in a loss of approximately 12-15 months of wood fuel supply, as well as damage to equipment used by Renegy LLC. To mitigate the risk of future fires and fire damage, the Snowflake entities have begun geographically separating the biomass stored for fuel so that a fire incident is less likely to spread among fuel storage piles as it did in the June 2007 fire incident. The CoBank financing arrangements previously required the Snowflake entities to have a 2 1/2 years’ supply of fuel by the start of the operation of the Snowflake plant. The Snowflake entities successfully negotiated to modify the fuel stockpile requirements under their financing arrangements. The Snowflake entities’ financing arrangements now require the Snowflake entities to maintain a 2 1/2 year availability of fuel (other than paper sludge) either on the plant site or available from counterparties under contract, provided that at least a one year stockpile of such 2 1/2 year availability of fuel (other than paper sludge) is on the plant site at all times. In addition to reducing the risk of spontaneous fires, keeping a smaller amount of fuel supply on hand will render future fires more manageable and limit the amount of losses for any particular fire. However, lowering the amount of stored fuel may decrease the Snowflake entities’ ability to maintain fuel supply sufficient for the operation of the Snowflake plant and, in any event the Snowflake entities may not be able to comply with the modified fuel storage requirements. Failure to comply would result in a default under the Snowflake entities’ financing agreements. No assurance can be given that the Snowflake entities will continue meeting the requirements of their financing agreements and power purchase agreements to procure the specified amounts of fuel supplies by the required dates.

The Snowflake entities depend on key personnel for the success of their business.

The Snowflake entities are largely dependent on the skills, experience and expertise of their senior management team. In particular, the Snowflake entities’ success depends on the continued efforts of Robert M. Worsley and Scott Higginson. The loss of the services of either of these key employees could materially harm the Snowflake entities’ business, financial condition, future results and cash flow. Such a loss of key employee services also would create a risk of inability to complete the construction and commissioning of the Snowflake plant by July 1, 2008 as required under the power purchase agreements.

Snowflake’s power purchase agreement with Salt River Project contains an availability requirement that mandates operation of Snowflake’s plant during each year for a period of time that is equal to approximately 90% of each year.

If Snowflake fails to operate its power plant for a period of time that is equal to approximately 90% of each year during the term of its power purchase agreement with Salt River Project, Snowflake will be in default of the agreement. Although we believe that the Snowflake plant will be online for approximately 90% of each year, we cannot be certain that a force majeure event or any other cause will result in the plant failing to produce electricity for approximately 90% of each year. Further, during initial operations, there may be various start-up issues which increase the risk that the power plant may not be online for approximately 90% during the first year.

The power purchase agreements for the Snowflake plant are long-term contracts and we must avoid defaults under these agreements in order to service the debt on the Snowflake project and avoid defaults under other agreements. Our future renewable energy projects likely will be subject to long-term power purchase agreements and similar terms and conditions.

Revenue paid to the Snowflake entities under the power purchase agreements will be essential to service the debt on the Snowflake plant. The power purchase agreements relating to the Snowflake plant require the Snowflake entities to meet certain performance criteria relating to amounts of energy production. The failure of the Snowflake entities to satisfy these criteria may subject them to claims for damages or termination of the agreements. If such a termination were to occur, the Snowflake entities would lose the cash flow related to the Snowflake plant and would default on the debt related to the plant. Future renewable energy projects likely will be subject to similar power purchase agreements with specific energy production requirements and to debt obligations. In addition, although we have not guaranteed the performance of the Snowflake entities under the power purchase agreements, in the future we may be required to provide such a guarantee in respect of the Snowflake plant or other renewable energy projects in order to obtain third-party financing for such projects. In such circumstances, a default on a particular project would not only threaten the investment in that particular project, but also could have an adverse effect on our business and financial condition as a whole. No assurance can be given that we will be able to perform our obligations under any particular power purchase agreement, including the power purchase agreements with Arizona Public Service and Salt River Project, or that we can avoid terminations under such agreements or damages related to any such contract terminations.

The power purchase agreements for the Snowflake plant are long-term contracts which provide for a fixed rate purchase price, with annual increases such that if our fuel and other costs increase more than anticipated we may not have positive cash flow from the operation of the plant. Our future renewable energy projects likely will have long-term power purchase agreements with fixed prices for sale of power and thus likely will subject us to the same risk of unanticipated increases in fuel and other costs.

The existing power purchase agreements relating to the Snowflake plant are binding, long-term contracts that provide fixed prices with annual increases for the sale of power to Arizona Public Service and Salt River Project. Our business model assumes that the sales price for such power under the power purchase agreements will be greater than our costs of fuel and operation of the Snowflake plant and payment of debt service, resulting in a positive spread and thus positive cash flow from the operation of the Snowflake plant. However, if the costs of obtaining wood waste or other fuel or if operating costs for the Snowflake plant increase more than we anticipate or if we are unable to obtain paper mill sludge from the Abitibi paper mill, the Snowflake plant may incur negative cash flow during some or all periods of operation. If such negative cash flow were to occur, it would have a material adverse effect on our business and financial condition. Future renewable energy projects likely will have power purchase agreements with fixed sales prices for power production, and thus we will likely be subject to similar risks on these future projects.

The existence of a prolonged force majeure event affecting the Snowflake biomass power plant could prohibit the Snowflake entities from performing under their power purchase agreements with their power purchase customers. The existence of a force majeure event affecting the transmission systems of the relevant power purchasers could reduce the Snowflake entities’ future net income and materially and adversely affect the Snowflake entities’ business, financial condition, future results and cash flow.

The operation of the Snowflake biomass power plant is subject to a variety of risks discussed elsewhere in these risk factors, including force majeure events such as fires, explosions, earthquakes, landslides, floods, severe storms or other similar events.

If the biomass power plant experiences an occurrence resulting in a force majeure event, Snowflake would be excused from its obligations under the relevant power purchase agreements. However, the relevant power purchaser may not be required to make any capacity and/or energy payments so long as the force majeure event continues and, pursuant to the power purchase agreements, they may have the right to prematurely terminate the applicable power purchase agreement. As a consequence, the Snowflake entities may not receive any net revenues from the biomass power plant other than proceeds from any business interruption insurance that applies to the force majeure event or forced outage after the relevant waiting period. Accordingly, the Snowflake entities’ business, financial condition, future results and cash flows could be materially and adversely affected.

If the transmission system of the relevant power purchasers experiences a force majeure event which prevents it from transmitting the electricity from the Snowflake biomass power plant, the relevant power purchaser may not be required to make energy payments for such non-delivered electricity and may not be required to make any capacity payments due subsequent to the force majeure event for as long as such force majeure event continues. The impact of such force majeure event would depend on the duration of the event, with longer outages resulting in greater revenue loss.

The Snowflake plant is being constructed with a significant amount of refurbished used equipment and parts and this increases the risk that there will be problems in the construction and operation of the plant.

A significant amount of the critical equipment and parts for the Snowflake plant, including the turbine for the operation of plant, will be used and refurbished. Some of this equipment is fairly old. The refurbished turbine for the plant, for example, was manufactured in 1962. Although the use of such equipment has reduced the cost of construction, it increases the risk that a particular piece of equipment or part might fail. The use of previously used equipment and parts increases the risk that this equipment will not operate correctly or as efficiently as new equipment or that repairs or replacement of such equipment may need to be made during the construction or operation of the plant. This may further delay construction and result in additional cost overruns. It also may cause the Snowflake plant to have disruptions in service, which may cause us to breach the energy delivery requirements under the power purchase agreements relating to the plant. Moreover, refurbished used equipment and parts generally have little or no warranty protection as compared to newly manufactured equipment and parts. Further, parts for older used equipment are likely to be more difficult and more costly to obtain.

If the Snowflake entities default on their credit obligations relating to the Snowflake plant, we could lose our entire investment in the plant.

The construction of the Snowflake plant has been financed in part by the issuance of approximately $39 million of industrial revenue bonds and by a credit facility with CoBank ACB of approximately $14 million. These financing arrangements impose various covenants, limitations and obligations on the Snowflake entities and the operation of the Snowflake plant, including requirements to comply with various debt covenants and operate the Snowflake plant in accordance with the power purchase agreements entered into with Arizona Public Service and Salt River Project. Some of the debt covenants are highly technical in nature and may be triggered even if the Snowflake plant has been fully constructed and is operating in accordance with the terms of the power purchase agreements. The Snowflake entities have in the past triggered violations of the financing covenants. These violations have related primarily to changes in the costs related to the construction of the power plant, the entry into or termination of certain material contracts related to the business of the Snowflake entities and the construction of the plant, and the timely delivery of financial statements to CoBank, all of which have been waived by CoBank. If additional violations occur in the future which are not waived by CoBank, CoBank could declare a default and require the immediate payment of the outstanding debt under the credit facilities and the industrial development bonds and take possession of and foreclose on the assets of the Snowflake entities including the Snowflake plant. In addition, other lenders could withdraw or refuse future financing for further construction of the Snowflake biomass power plant. If the Snowflake entities’ lenders withdraw or refuse future financing for further construction, Snowflake would need to seek substitute financing. We cannot be certain that the Snowflake entities would be able to obtain such substitute financing to complete construction of the Snowflake biomass power plant. This would result in the loss of our entire investment in the Snowflake plant and would have a material adverse effect on our financial condition and results of operations. No assurance can be given that any such defaults will not occur.

Termination of any construction contract related to the construction of the Snowflake biomass power plant could constitute an event of default under the Snowflake entities’ financing agreements.

Termination or nonperformance of any construction contract related to the construction of the Snowflake biomass power plant could be treated by the Snowflake entities’ lenders as an event of default under the Snowflake entities’ financing agreements. As described elsewhere in these risk factors, this could materially and adversely affect the Snowflake entities’ business and operations.

Cost overruns incurred in connection with the construction of the Snowflake biomass power plant are guaranteed by Robert Worsley. Bankruptcy or insolvency of Robert Worsley would constitute an event of default under the Snowflake entities’ financing agreements.

Robert Worsley is a guarantor of cost overruns incurred in connection with the construction of the Snowflake biomass power plant. Under the Snowflake entities’ financing agreements, if Robert Worsley becomes bankrupt or insolvent, the Snowflake entities’ lenders could declare an event of default, refuse to provide further financing and declare existing loan funds immediately due, which would materially and adversely affect the Snowflake entities’ business.

We have agreed to indemnify Robert Worsley for up to $2 million in respect of a personal guaranty to which he and his spouse are parties relating to project cost overruns for the Snowflake plant. If the project cost overruns for the Snowflake plant exceed that amount, and Mr. Worsley cannot satisfy them, then we may be required to pay such cost overruns to preserve our ownership of the plant.

In connection with the Snowflake power plant project, Robert Worsley and his spouse entered into certain personal guarantees, including one that requires the Worsleys to contribute to the Snowflake entities the costs of paying for project costs that exceed the project cost budget amount of approximately $67 million under the CoBank financing arrangements. We have agreed to indemnify Mr. Worsley for the first $2 million of any such cost overrun. Based on expenses incurred to date and estimated future construction costs to complete the Snowflake plant, we believe it is more likely than not that the overrun will total at least $2 million and that we will be required to indemnify Mr. Worsley for such amount. To the extent that the project cost overrun exceeds $2 million, Mr. Worsley will be required to fund such overrun. Although Mr. Worsley has a significant net worth, a portion of that net worth is illiquid and it is possible that he may be unable to cover such overrun. In such event, we would have a claim against Mr. Worsley for the failure to pay for such overrun, but we may be required to expend our own funds to avoid a default under the credit facilities and power purchase agreements relating to the Snowflake plant so as to protect our investment in the plant. Any decision to expend such funds would be made by the independent Class III directors and not by Mr. Worsley. However, such a situation, were it to occur, likely would result in a significant dispute between us and Mr. Worsley and would likely have a material adverse effect on us.

We have agreed to indemnify Robert Worsley for any claims arising under his guarantee to Salt River Project relating to the payment of all sums owed by Snowflake to Salt River Project under its power purchase agreement with Snowflake and for maintaining a net worth of at least $35 million. If Snowflake fails to deliver power to Salt River Project resulting in monetary liability to Salt River Project under the power purchase agreement, we will be required to pay such sums to Salt River Project. If Robert Worsley’s net worth falls below $35 million, we may also become subject to liability to Salt River Project.

In connection with the power purchase agreement with Salt River Project, Robert Worsley and his spouse have entered into a personal guaranty agreement in favor of Salt River Project. The guaranty provides that Mr. Worsley and his spouse guarantee the punctual payment when due of all sums of money (including any damages) owed by Snowflake to Salt River Project under the power purchase agreement with Salt River Project. Thus, if the Snowflake plant fails to deliver power to Salt River Project under the terms of the power purchase agreement resulting in monetary liability to Salt River Project and Snowflake cannot satisfy such claim, then we will be required to indemnify Mr. Worsley and his spouse for any claim against Mr. Worsley and his spouse resulting from such claim. This means that a claim that might otherwise be limited to Snowflake may expose us to liability to Salt River Project under the guaranty. The guaranty also provides that Mr. Worsley must maintain a minimum net worth of $35 million. If Mr. Worsley fails to maintain such minimum net worth, then we will be required to indemnify him and his spouse for any damages resulting from the guaranty to Salt River Project. Although Robert Worsley’s net worth is significantly greater than $35 million, no assurance can be given that he will maintain a net worth of at least $35 million over the term of Snowflake’s power purchase agreement with Salt River Project.

The Snowflake plant will need to continually obtain wood waste to provide fuel for the plant. The cost of obtaining this wood waste may significantly increase, or the wood waste may become unavailable, and this could materially adversely affect the profitability of the plant.

Approximately 50% by weight and 75% by BTUs of the fuel for the Snowflake plant will come from wood waste. This wood waste principally consists of small trees and similar wood harvested from forests in approximately a 50 mile radius from the plant. Two of the Snowflake entities, Renegy LLC and Renegy Trucking, have been removing this wood waste from the surrounding forests pursuant to various contracts with the United States Forest Service and other third parties. In order to comply with former requirements under the Snowflake entities’ financing arrangements, the Snowflake entities had been seeking to procure a 2 1/2 year supply of wood waste to be stored near the site of the plant for fuel. However, due to severe damage resulting from two recent fires in the wood chip fuel storage piles at the Snowflake plant, which are described in detail elsewhere in these risk factors, the Snowflake entities and their lender agreed to a modification of the fuel stockpile requirements under the financing arrangements. The Snowflake entities’ financing arrangements now require the Snowflake entities to maintain a 2 1/2 year availability of fuel (other than paper sludge) either on the plant site or available from counterparties under contract, provided that at least a one year stockpile of such 2 1/2 year availability of fuel (other than paper sludge) is on the plant site at all times. However, the cost of obtaining wood waste could significantly increase in the future, or wood waste could become unavailable, because of changes in government regulation limiting or even preventing the removal of wood waste from forests, competition from third parties seeking to use the wood waste for their own energy plants or for other purposes, such as commercial sales of the wood waste, and the cost of gathering and removing wood waste, such as trucking and employee costs. No assurance can be given that the cost of obtaining wood waste will not significantly increase or that wood waste will not become prohibitively expensive. If wood waste were to become prohibitively expensive or unavailable, the Snowflake entities may not be able to profitably operate the Snowflake plant and it may be shut down resulting in the loss of our entire investment in the plant.

The Snowflake entities are engaged in wood waste harvesting which exposes them to significant liability risks.

Two of the Snowflake entities, Renegy LLC and Renegy Trucking, are involved in wood waste harvesting, principally by removing small trees from forests in a 50 mile radius from the Snowflake plant, and the storage of such wood waste. Renegy LLC and Renegy Trucking own or lease trucks for such purposes and operate a sawmill to cut the trees into wood fuel chips for use as fuel for the plant. These business activities involve significant risks, including the risks of accidents involving trucks causing injuries to third parties and the risk of significant injuries to employees. The storage of wood waste also involves significant risks, including the risk that wood waste will catch on fire and cause property damage or injure third parties or employees. In this regard, there have been two recent fires in the wood chip fuel storage piles at the Snowflake plant. The cause of the fires was spontaneous combustion created by pressure generated by the weight of the piles, high winds and the natural moisture ground in the wood chips. In each fire, high winds forced oxygen into the piles generating sufficient heat to begin combustion and exacerbated the fire by spreading it to other wood chip and log piles. The first fire, in April 2007, destroyed approximately 20,000 tons of wood chips. The value of the lost wood chips and the costs incurred fighting the fire amounted to approximately $663,000. The most recent fire, in June 2007, resulted in a loss of approximately 12-15 months of wood fuel supply as well as damage to equipment used by Renegy LLC. To mitigate the risk of future fires and fire damage, the Snowflake entities have begun geographically separating the biomass stored for fuel so that a fire incident is less likely to spread among fuel storage piles as it did in the June 2007 fire incident. In addition, the Snowflake entities successfully negotiated to modify the fuel stockpile requirements under their financing arrangements as described elsewhere in these risk factors. Due to an under-insurance issue that was discovered during the settlement process between the Snowflake entities and their insurer, insurance covered only $361,187 of the costs associated with the first fire. After the first fire, this under-insurance issue was corrected. The Snowflake entities have submitted a claim to their insurer in the amount of approximately $3.1 million for the June 2007 fire. Based on an estimation of the volume of wood inventory lost, the Snowflake entities believe such amount would cover all of the costs related to the second fire, including the costs of lost wood inventory and fire-fighting. Snowflake has met with a forensic accountant, hired by Snowflake’s insurance company to audit this claim, and believes the forensic accountant will recommend and the insurance company will agree to payment in full of this claim. Snowflake expects its insurer will reimburse Snowflake for 100% of the costs associated with the second fire.

However, as the claim is still pending there can be no assurance that the insurer will actually reimburse Snowflake for the full amount of the costs. Although the Snowflake entities’ insurers have agreed to continue providing insurance in the future, and the Snowflake entities plan to maintain insurance for such business activities, such insurance may not be sufficient to cover all potential claims, may be cancelled by its insurer in the event of future fires, and the making of these claims may make it difficult or impossible to cost-effectively retain insurance for damage or destruction to such stored fuel. In addition, Renegy LLC and Renegy Trucking have a significant number of employees who perform the work necessary to harvest the necessary wood waste and operate the sawmill, and the costs of labor could increase. Such an increase also would impact the cost of obtaining the wood waste, and therefore could negatively impact the profitability, if any, of the Snowflake plant.

The wood fuel stored at the Snowflake plant is subject to significant fire risk which could result in unanticipated expenses or a default under the wood fuel storage requirements under the financing arrangements for the Snowflake plant.

The loan covenants with CoBank previously required 2 1/2 years of wood fuel supply, but due to a series of recent fires described elsewhere in these risk factors, the Snowflake entities successfully negotiated to reduce the amount of fuel supply required to be stored under such covenants as described elsewhere in these risk factors. Regardless, the storage of logs and wood chips at the plant site creates an inherent fire hazard. In particular, the wood chip piles are subject to a significant risk of combustion because of the moisture that may reside in the wood chips and the evaporation of the moisture which creates heat that can ignite a fire. Further, it is often very windy at the Snowflake plant site, which increases the risk that a small or simmering fire in one wood chip pile can spread to other wood chip piles. To date, there have been two significant fires that resulted in fire spreading to uncut logs and wood chip piles stored on the site and which caused significant damage to the wood fuel supply and some equipment, as described in more detail elsewhere in these risk factors. To mitigate the risk of future fires and fire damage, the Snowflake entities have begun geographically separating the biomass stored for fuel so that a fire incident is less likely to spread among fuel storage piles as it did in the June 2007 fire incident. Nonetheless, the risk of fire and of a fire spreading among fuel storage piles remains.

Regardless of the wood fuel storage requirement, Renegy LLC and Renegy Trucking will still need to procure wood fuel in the future to operate the Snowflake plant. There is uncertainty with respect to the costs and availability of the wood fuel supply. Although the Snowflake entities believe procuring and storing one year’s worth of fuel will be achievable, it is possible that the cost of obtaining wood fuel in the future may be significantly higher than it currently costs to obtain such fuel, and this could cause the costs to operate the Snowflake plant to significantly increase, which could prevent the plant from achieving or maintaining profitability. No assurance can be given as to the availability or price of wood fuel in the future, the likelihood of significant fires in the future, or future damage to the stored wood fuel from any such fire.

An inaccurate estimate of the amount of wood fuel destroyed in the two recent fires described above could result in the Snowflake entities not being adequately reimbursed by their insurer.

Snowflake’s insurers have agreed to reimburse Snowflake for 54% of the damage caused by the first fire described above. Snowflake has submitted a claim to its insurer in the amount of approximately $3.1 million for the June 2007 fire. Based on an estimate of the volume of wood inventory lost, the Snowflake entities believe such amount would cover all of the costs related to the second fire, including the costs of lost wood inventory and fire-fighting. Snowflake has met with a forensic accountant, hired by Snowflake’s insurance company to audit this claim, and believes the forensic accountant will recommend and the insurance company will agree to payment in full of this claim. However, as the claim is pending, there can be no assurance that the insurer will reimburse for such amount or at all. In addition, Snowflake’s insurance claim made in connection with the June 2007 fire was based upon an estimate of the volume of wood fuel damaged or destroyed. If the extent of the damage estimated and agreed to by the Snowflake entities and their insurer is less than the actual extent of the damage caused by the fires, the Snowflake entities will only be reimbursed for the agreed-upon figure. We cannot be certain that the Snowflake entities and their insurer will accurately estimate the extent of the damage. In addition, although the Snowflake entities’ insurer has agreed to continue providing insurance in the future, no assurance can be given that the Snowflake entities’ insurer would continue to provide insurance in the event of additional fires, or that the

Snowflake entities’ insurer will not increase the insurance premiums which the Snowflake entities must pay to maintain insurance. Insurance could become cost prohibitive in the future.

We will be highly dependent on Abitibi Consolidated for the operation of the Snowflake plant. If Abitibi were to terminate the agreement with us, we would find it extremely difficult or impossible to replace Abitibi’s services, and may not be able to operate the Snowflake plant.

The Snowflake plant is being constructed immediately adjacent to the Abitibi paper mill near Snowflake, Arizona, on land leased from Abitibi. The Snowflake plant will depend on Abitibi for paper mill sludge, which will represent about 50% by weight and 25% by BTUs of the fuel source for the operation of the Snowflake plant, with the remaining fuel being provided by wood waste, principally from wood gathered from surrounding forests in an approximately 50 mile radius from the plant. Pursuant to the Snowflake entities’ agreement with Abitibi, this paper mill sludge will be provided without charge to the Snowflake entities, as this saves Abitibi the cost of burying the sludge on its property. Furthermore, under the Snowflake entities’ agreement with Abitibi, Abitibi will operate the Snowflake plant, including providing the management, administrative services, personnel, tools, materials, parts and consumables necessary to operate and maintain the plant. Abitibi will also provide the Snowflake entities with access to the electrical grid at Abitibi’s substation and various critical services. In exchange for providing such services, the Snowflake entities will reimburse Abitibi for all operational costs associated with Abitibi’s operation of the plant and pay Abitibi an annual incentive bonus based upon achievement of certain operational capacity targets. Additionally, Snowflake will make a one-time payment of $500,000 to Abitibi as Snowflake’s share of the cost of constructing the substation that will provide access to the electrical grid, and in connection with this payment, Snowflake will receive a 20% ownership interest in the substation and a transmission line emanating from the substation to the point of interconnection with the electrical grid. Abitibi may cease operation of its paper mill or terminate its agreement regarding substation access, critical shared facilities and services, or the supply of paper mill sludge. If Abitibi terminates its lease agreement with the Snowflake entities and no longer provides the Snowflake entities with access to the substation, the Snowflake entities will be required to negotiate a new interconnection agreement with APS. If Abitibi ceases to operate the Snowflake power plant in accordance with the lease agreement, the Snowflake entities would need to find a substitute party to operate the plant. In such an event, pursuant to the terms of the lease agreement, Abitibi will be required at the request of Snowflake and at Snowflake’s expense to train a new operator. Further, such a termination would not be effective until, upon Abitibi’s request, a new interconnection agreement is in place and, in any event, the earlier of the date upon which a new operator agreeable to Snowflake is engaged and trained to the satisfaction of Snowflake or 90 days after the date which would otherwise have been the date of termination. If Abitibi ceased operations at the paper mill, the Snowflake entities would have the opportunity to purchase the land leased from Abitibi, but they would be required to replace some of the services performed by Abitibi and would potentially need to find a substitute fuel source to replace the paper mill sludge. In particular, the closure of the Abitibi paper mill would result in the loss of the water supply, the boiler feedwater supply, needed compressed air to operate the plant, sewage and wastewater treatment, firewater service, backup power, control room access, waste ash removal and disposal service, operation and maintenance services and other needed services, as well as necessary state environmental permits to operate the plant. The Snowflake entities estimate that it would cost at least $2 million to replace these services over a one year period. Additionally, although the Snowflake entities would have access to an existing storage facility located within one mile of Snowflake’s plant containing approximately nine years of paper mill sludge, this sludge may decompose or may otherwise be inadequate for use as fuel and thus closure of the Abitibi paper mill could eventually make it necessary to replace the paper mill sludge used in the plant with an alternative fuel source, such as additional wood waste. Despite the mitigating factors discussed above, in the event of a closure of the Abitibi paper mill, it may be impossible or cost prohibitive for the Snowflake entities to replace these services and the fuel and it may necessitate shutting down the Snowflake plant. Our business model assumes that the paper mill is profitable and that Abitibi would not seek to shut it down, but no assurance can be given that these assumptions are correct. In recent years, competitive pressures in the paper industry and a decline in newspaper circulation have reduced the demand for paper products such as those produced at the Abitibi paper mill.

The Snowflake entities have limited available capital, and may need additional financing in the future.

We believe that the Snowflake entities’ current and anticipated cash flow from operations, financing sources and transactions described in this proxy statement/prospectus will be sufficient to cover construction and related start-up costs necessary to make the Snowflake power plant operational; however, there can be no assurance in this regard. As of June 30, 2007, the Snowflake entities had approximately $15,118,000 and $190,000 in restricted and unrestricted cash, respectively, available. As of December 31, 2006, the Snowflake entities had approximately $27,885,000 and $31,000 in restricted and unrestricted cash, respectively, available. If Snowflake is unable to complete construction of its biomass power plant within budget parameters, the Snowflake entities would be required to obtain additional financing to complete construction.

There can be no assurance that additional financing would be available to the Snowflake entities, or if such financing is available, that it would be on terms acceptable to the Snowflake entities. Any inability by the Snowflake entities to obtain financing necessary to complete construction of the Snowflake biomass power plant would likely have a material adverse effect on the Snowflake entities’ operations. If additional financing cannot be obtained, to the extent practicable, Renegy would be required to contribute its own cash necessary to complete construction of the Snowflake biomass power plant, and any such contribution will likely deplete Renegy’s available cash.

The Snowflake entities have approximately $53 million in available debt financing, and we anticipate we will incur additional debt financing in the future in connection with the construction, development and acquisition of additional renewable energy projects. Such debt financing dramatically increases our risk profile and any default on such financing likely would have a material adverse effect on us.

The construction of the Snowflake plant has been financed in part by the issuance of approximately $39 million of industrial development bonds and by a credit facility with CoBank of approximately $14 million. We will not have sufficient funds to acquire or develop additional renewable energy power plants without debt financing, unless we raise additional equity. The financing secured by the Snowflake plant contains, and any such additional debt financing may contain, operating and financial restrictions and covenants that impose operating and financial restrictions on us. Complying with these covenants and restrictions may hamper or have a negative impact on our business, results of operations and financial condition by limiting our ability to engage in certain transactions or activities, including: limiting our ability to incur additional indebtedness, create liens or to issue guarantees; restricting us from acquiring or developing additional renewable energy projects; preventing us from selling assets; restricting us from making cash distributions or paying dividends; limiting any transactions with affiliates, including Mr. Worsley; preventing us from issuing additional securities, including stock; and preventing us from engaging in merger or acquisition transactions.

Our ability to comply with any such covenants will be dependent on our future performance, which will be subject to many factors, some of which are beyond our control, including prevailing economic conditions. As a result of these covenants, our ability to respond to changes in business and economic conditions and to obtain additional financing, if needed, may be restricted, and we may be prevented from engaging in transactions that might otherwise be beneficial to us, or in declaring and paying dividends to our stockholders.

The Snowflake entities must begin making payments under their financing agreements in April 2008 and they may not be able to make such payments if the Snowflake biomass power plant is not operational by that time.

The Snowflake entities must begin making payments under their financing agreements in April 2008. However, we can not be certain that the Snowflake biomass power plant will be operational by that date or that the power purchasers under the power purchase agreements will fulfill their contractual obligations by making payments to Snowflake for electricity. If the Snowflake biomass power plant is not operational, or if Snowflake is not receiving payments for delivery of electricity, Snowflake would be required to obtain substitute financing to make payments under the Snowflake entities’ financing agreements or the Snowflake entities would be required to refinance their debt with their existing lenders.

We cannot assure you that Snowflake would be able to obtain substitute financing or that the Snowflake entities would be able to refinance their debt with their existing lenders. Any such inability could result in a default under the Snowflake entities’ financing agreements and would likely have a material adverse effect on the Snowflake entities’ operations.

The Snowflake entities did not meet the requirements for cash flow hedge accounting treatment per SFAS 133 at the time they entered into a swap transaction that converted the interest rate applicable to their debt arrangement with CoBank from a floating to fixed rate, and as a result the Snowflake entities are required to record a profit or loss in their financial statements for mark to market changes in the muni bond interest rate (BMA index). Thus, in the event of a change in interest rates the Snowflake entities must record future operating results in a manner that differs from the likely economic impact of the change in interest rates. This could give the appearance of an adverse effect on the Snowflake entities’ future operating results. The financial markets could interpret such an adverse appearance negatively, and the value of our stock may be negatively influenced.

The interest rate applicable to the Snowflake entities’ credit facilities with CoBank was initially tied to a floating rate index. However, the Snowflake entities entered into swap transactions that effectively converted the floating interest rate to a fixed interest rate. There are two separate swap agreements, one relating to the industrial development bonds and one relating to the CoBank construction loan. The Snowflake entities did not meet the requirements for cash flow hedge accounting treatment per SFAS 133 at the time they entered into the swap transactions, and as a result the Snowflake entities are required to record a profit or loss in their financial statements for mark to market changes in the BMA index. If the financial markets do not look beyond the Snowflake entities’ financial statements when assessing the value of our shares of common stock, the value of our stock may be negatively assessed by the financial markets.

The Snowflake entities have granted security interests in the all of their assets to their lenders as collateral for financing and have entered into security agreements in connection with their financing agreements. Also, the owners of the Snowflake entities’ membership interests have pledged all of the Snowflake entities’ membership interests to the Snowflake entities’ lenders as collateral for financing.

The Snowflake entities have granted security interests in all of their assets to their lenders as collateral for financing and have entered into security agreements with their lenders in connection with their financing agreements. If the Snowflake entities were to default under their financing agreements, their lenders could foreclose on their assets and the Snowflake entities could lose some or all of their assets, which could have a material adverse effect on the Snowflake entities’ business, financial conditions and results of operations.

Additionally, the owners of the Snowflake entities’ membership interests have pledged all of the Snowflake entities’ membership interests to the Snowflake entities’ lenders as collateral for financing. If the Snowflake entities were to default under their financing agreements, their lenders could foreclose on the membership interests and take control of the Snowflake entities, which could have a material adverse effect on Renegy’s business, financial condition and results of operations.

Operation of the Snowflake plant and any future renewable energy facilities involve significant risks.

The operation of the Snowflake plant and any future renewable energy plants we may construct or acquire involve many risks, including: the inaccuracy of our assumptions with respect to the timing and amount of anticipated revenues; complying with the terms of power purchase agreements for the sale of power; supply interruptions; the breakdown or failure of equipment or processes; difficulty or inability to find suitable replacement parts for equipment; decreases in the demand or market prices for energy production; disruption in the transmission of electricity generated; permitting and other regulatory issues; license revocation and changes in legal requirements; labor disputes and work stoppages; unforeseen engineering and environmental problems; unforeseen construction cost overruns; weather interferences and catastrophic events including fires, explosions, earthquakes, droughts and acts of terrorism; the exercise of power of eminent domain by governmental authorities; and performance below expected levels of output or efficiency.

We cannot predict the impact of these risks on our business or operations. These risks, if they were to occur, could prevent us from meeting contractual obligations and would have a material adverse effect on our business and financial condition.

Development, construction and operation of new renewable energy projects may not commence as scheduled, or at all.

The development and construction of new renewable energy facilities involves many risks including siting, obtaining financing, permitting, securing fuel supply and power offtake agreements, financing and construction delays and expenses, start-up problems and the breakdown of equipment and performance below expected levels of output and efficiency. New facilities have no operating history and may employ recently developed technology and equipment. We will seek to maintain insurance to protect against risks relating to the construction of new projects; however, such insurance may not be adequate to cover lost revenues or increased expenses. As a result, a new facility may be unable to fund principal and interest payments under its debt service obligations or may operate at a loss. In certain situations, if a facility fails to achieve commercial operation, at certain levels or at all, termination rights in the agreements governing the facility’s financing may be triggered, rendering all of the facility’s debt immediately due and payable. As a result, the facility may be rendered insolvent and we may lose our interest in the facility.

Our efforts to grow our business will require us to incur significant costs in business development, often over extended periods of time, with no assurance of success.

Our efforts to grow our renewable energy business will depend in part on how successful we are in developing new projects and expanding existing ones. The development period for each project may occur over several years, during which we may incur substantial expenses relating to siting, design, permitting, community relations, financing and professional fees associated with all of the foregoing, during which we may not realize any return. Not all of our development efforts will be successful, and we may decide to cease developing a project for a variety of reasons. If the cessation of our development efforts were to occur at an advanced stage of development, we may have incurred a material amount of expenses for which we will realize no return.

A failure to identify suitable renewable energy acquisition candidates and to complete acquisitions could have an adverse effect on our business strategy and growth plans.

As part of our business strategy, we intend to continue to pursue acquisitions of renewable energy plants. Although we will regularly evaluate acquisition opportunities, we may not be able to successfully identify suitable acquisition candidates, obtain sufficient financing on acceptable terms to fund acquisitions, if at all, or complete acquisitions.

We may face increased risk of market influences on our revenues after power purchase agreements expire.

The Snowflake entities’ two existing long-term power purchase agreements expire in 2023 and 2028. In general, we intend to enter into long-term power purchase agreements with respect to the renewable energy plants we develop or acquire. However, when such contracts expire, or if such contracts are terminated prior to expiration because of a performance default or otherwise, we will become subject to market risk in entering into new or replacement contracts at pricing levels which may not generate comparable or enhanced revenues. As such agreements expire or terminate, we will seek to enter into renewal or replacement contracts to continue operating such projects. However, no assurance can be given that we will be able to enter into renewal or replacement contracts on terms favorable to us. The expiration of any such contract would require us to sell project energy output either into the electricity grid or pursuant to new contracts.

Our renewable energy business will depend on performance by third parties under contractual arrangements.

Our renewable energy business will depend on a limited number of third parties to, among other things, purchase the energy produced by our future facilities, and supply and deliver the fuel and other goods and services necessary for the operation of our energy facilities. The viability of our future facilities will depend significantly upon the performance by third parties in accordance with long-term contracts, and such performance depends on factors which may be beyond our control. For example, the Snowflake plant will depend on Arizona Public Service and the Salt River Project for the purchase of power, and Abitibi for the operation of the plant and providing paper mill sludge for fuel. If those third parties do not perform their obligations, or are excused from performing their obligations because of nonperformance by our energy business or other parties to the contracts, or due to force majeure events or changes in laws or regulations, our business may not be able to secure alternate arrangements on substantially the same terms, if at all, for the services provided under the contracts. In addition, the bankruptcy or insolvency of a participant or third party in our future facilities could result in nonpayment or nonperformance of that party’s obligations to us.

Concentration of suppliers and customers may expose us to heightened financial exposure.

Our renewable energy business may rely on single suppliers and single customers at Snowflake and our future facilities, exposing such facilities to financial risks if any supplier or customer should fail to perform its obligations.

For example, the Snowflake plant will rely on Abitibi Consolidated as a source of paper mill sludge for fuel and for the operation and maintenance of the Snowflake plant after construction. Other renewable energy projects may rely on a single supplier to provide fuel, water and other services required to operate a facility and on a single customer or a few customers to purchase all or a significant portion of a facility’s output. In most cases we will seek to have long-term agreements with such suppliers and customers in order to mitigate the risk of supply interruption. The financial performance of these facilities depends on such customers and suppliers continuing to perform their obligations under their long-term agreements. A facility’s financial results could be materially and adversely affected if any one customer or supplier fails to fulfill its contractual obligations and we are unable to find other customers or suppliers to produce the same level of revenues. We cannot assure you that such performance failures by third parties will not occur, or that if they do occur, that such failures will not adversely affect the cash flows or profitability of our business.

Under the terms of their financing agreements, the Snowflake entities are required to procure and maintain specified amounts of fuel supplies by certain dates and to have in place power purchase agreements for the sale of the Snowflake biomass power plant’s output.

Snowflake relies on a single supplier, Renegy LLC, to provide fuel required to operate the biomass power plant. Snowflake’s supply risk is mitigated due to Renegy LLC being under common control. However, the ability for Snowflake to continue to meet its fuel supply requirements under its financing agreements will be dependent upon Renegy LLC’s continued procurement of sufficient fuel supplies. Snowflake’s financial performance could be materially and adversely affected if Renegy LLC fails to procure sufficient fuel supplies. We cannot assure you that Renegy LLC will be able to procure sufficient fuel supplies.

Snowflake has power purchase agreements with Arizona Public Service and Salt River Project to purchase all or a significant portion of the biomass power plant’s output or capacity. Snowflake has mitigated the risk of the biomass power plant’s output not being purchased by entering into long-term agreements with these two customers. However, Snowflake’s future financial performance will be dependent upon the performance by Arizona Public Service and Salt River Project of their respective obligations under the long-term power purchase agreements. We cannot assure you that such performance failures will not occur, or that if they do occur, such failures will not adversely affect Snowflake’s financial performance.

Exposure to fuel supply prices may affect our costs and results of operations for our renewable energy projects.

We do not have long-term, fixed-price fuel supply agreements. Changes in the market prices and availability of fuel supplies to generate electricity may increase our cost of producing power at the Snowflake plant or our future renewable energy projects, which could adversely impact our energy business’ profitability and financial performance.

The market prices and availability of fuel supplies for our renewable energy facilities is likely to be subject to significant market fluctuation. Any price increase, delivery disruption or reduction in the availability of such supplies could affect our ability to operate the facilities and impair their cash flow and profitability. We may be subject to further exposure if any of our operations are concentrated in facilities using fuel types subject to fluctuating market prices and availability, such as wood waste and sludge. We may not be successful in our efforts to mitigate our exposure to supply and price swings.

Possible fluctuations in the cost of construction and raw materials may materially and adversely affect the Snowflake entities’ business, financial condition, future results and cash flow.

The construction of the Snowflake biomass power plant is dependent upon the supply of various raw materials, including steel and copper, and on the supply of various industrial equipment components. Snowflake or its contractors currently obtain such materials and equipment at prevailing market prices. Future cost increases of such raw materials and equipment could cause delay or stoppage of construction, and consequently could lead to a default under the Snowflake entities’ financing agreements due to the failure to timely complete construction.

Compliance with environmental laws could adversely affect our renewable energy business.

Costs of compliance with federal, state and local existing and future environmental regulations could adversely affect our cash flow and profitability. Our renewable energy business will be subject to extensive environmental regulation by federal, state and local authorities, primarily relating to air, waste (including residual ash from combustion) and water. We will be required to comply with numerous environmental laws and regulations and to obtain numerous governmental permits in operating our facilities. Our business may incur significant additional costs to comply with these requirements. Environmental regulations may also limit our ability to operate the Snowflake plant or our future facilities at maximum capacity or at all. If our business fails to comply with these requirements, we could be subject to civil or criminal liability, damages and fines. Existing environmental regulations could be revised or reinterpreted and new laws and regulations could be adopted or become applicable to the Snowflake plant or our future facilities, and future changes in environmental laws and regulations could occur. This may materially increase the amount we must invest to bring our facilities into compliance. In addition, lawsuits or enforcement actions by federal and/or state regulatory agencies may materially increase our costs. Stricter environmental regulation of air emissions, solid waste handling or combustion, residual ash handling and disposal, and waste water discharge could materially affect our cash flow and profitability. Certain environmental laws make us potentially liable on a joint and several basis for the remediation of contamination at or emanating from properties or facilities we own or lease, or at other facilities where we may dispose of wastes. Such liability is not necessarily limited to the cleanup of any contamination we may actually cause. Although we seek to obtain indemnities against liabilities relating to historical contamination at the facilities we own, lease or operate, we cannot provide any assurance that we will not incur liability relating to the remediation of contamination, including contamination we did not cause.

Our business may not be able to obtain or maintain, from time to time, all required environmental regulatory approvals. If there is a delay in obtaining any required environmental regulatory approvals or if we fail to obtain and comply with them, the operation of our facilities could be jeopardized or become subject to additional costs.

In particular, with respect to the Snowflake plant, Snowflake is relying on Abitibi to amend certain of Abitibi’s existing state environmental permits in a manner that will permit Snowflake to operate its power plant. If Abitibi is unable to timely obtain these permit amendments, or is denied these permit amendments, the commencement of plant operations could be delayed or entirely impeded. Although Snowflake believes Abitibi will successfully obtain these amendments, no assurance can be given that Abitibi will be able to obtain these amendments on a timely basis, or at all. If Abitibi is delayed or is unable to obtain these amendments, or is unable to maintain the permits if the amended permits are issued, the operation of Snowflake’s power plant could be jeopardized or become subject to additional costs, and the Snowflake entities may be in a default under their financing agreements.

As an eventual producer of carbon dioxide, the Snowflake biomass power plant may become subject to regulations, taxes, and litigation based on carbon emissions.

While the Snowflake biomass plant will constitute a renewable energy facility under the rules and regulations recently adopted by the Arizona Corporation Commission, the Snowflake biomass power plant will produce and emit into the atmosphere carbon dioxide as a result of the combustion process that it employs. The Snowflake biomass power plant may be subject to future federal or state legislation or regulation, or the implementation of international treaties, which seek to limit or impose taxes or other costs on carbon emissions. The State of Arizona is participating with California and other western states in the Western Regional Climate Action Initiative, which initiative is pursuing future mandated reductions in carbon dioxide emissions. In addition, a number of bills have been introduced and many hearings held in the United States Congress with respect to the adoption of mandatory federal carbon dioxide controls. Further, a recent decision of the United States Supreme Court found that carbon dioxide is a pollutant covered by the Federal Clean Air Act, and directed the United States Environmental Protection Agency to commence action in accordance with this determination. If any such legislation, regulations or treaties are implemented, the Snowflake entities may be required to expend resources to capture the carbon dioxide they produce, pay a tax on carbon emissions, purchase carbon emissions credits or take similar actions. In addition, private plaintiffs, as well as the State of California, have sued emitters of carbon dioxide on various theories of liability for harms caused by such emissions. It is possible that, as an emitter of carbon dioxide, Renegy or the Snowflake entities could become defendants in similar litigation. Any of the foregoing could adversely affect the results of operations of the Snowflake biomass power plant.

The success of our renewable energy business is dependent on federal and state incentives, subsidies and policies that may be modified or revoked.

Biomass power plants, wind and solar power plants and other renewable energy projects typically provide power at a higher cost than conventional resources such as coal- or gas-fired combustion turbine generators and hydroelectric plants. The financial success of renewable energy projects depends on federal and state incentives, subsidies and policies including, but not limited to: the Production Tax Credit, which provides a 1.0 or 2.0-cent per kilowatt-hour benefit, depending on the renewable resource used in the project, for the first ten years of a renewable energy facility’s operation; accelerated depreciation; property tax abatement and state renewable portfolio standards, which require public utilities to purchase a certain percentage of renewable energy. These laws and regulations could be modified or repealed or could expire pursuant to existing sunset provisions. In that event, our renewable energy business may no longer be viable. Our business model assumes that some combination of such incentives, subsidies and policies will remain in effect, but no assurance can be given that this assumption is correct.

Energy regulation could adversely affect our revenues and costs of operations.

Our renewable energy business will be subject to extensive energy regulation by federal, state and local authorities. We cannot predict whether federal, state or local governments will modify or adopt new legislation or regulation relating to the energy industry. The economics, including the costs, of operating the Snowflake plant or our future facilities may be adversely affected by any changes in these regulations or in their interpretation or implementation or any future inability to comply with existing or future regulations or requirements.

The Federal Power Act (FPA) regulates energy generating companies and their subsidiaries and places constraints on the conduct of their business. The FPA regulates wholesale sales of electricity and the transmission of electricity in interstate commerce by public utilities. Pursuant to FPA Section 205 and Federal Energy Regulatory Commission (FERC) implementing regulations, the Snowflake plant must obtain authorization from FERC before selling power at wholesale rates. Although we expect such authorization will be granted, we can offer no assurances of that outcome. If the Snowflake plant did not obtain such authorization, it would be unable to sell power under its power purchase agreements.

The Snowflake plant will have a revocable, 20 percent ownership interest in the interconnection facilities through which the plant will transmit energy to the purchasers of its output. The Snowflake plant and the interconnection facilities’ majority owner are joint parties to an existing FERC-approved interconnection agreement, which will allow the Snowflake plant to connect to the interstate transmission grid and transmit its output. Both the interconnection agreement and the Snowflake plant’s access to the interconnection facilities are subject to the terms of a lease agreement with the interconnection facilities’ majority owner that provides a right of access and utilization so long as the lessor operates the interconnection facilities. If the lease is terminated, the Snowflake plant may need to make alternate arrangements to interconnect and transmit power. During any such period, energy sales may be curtailed.

The Snowflake plant currently is exempt from regulation by the Arizona Corporation Commission because of the size of the plant and because the power is being sold to utilities for resale and not to the public. However, future regulation by the Arizona Corporation Commission could subject the plant to state rate or similar regulations which could have an adverse effect on the plant or the power purchase agreements.

The Energy Policy Act of 2005 enacted comprehensive changes to the domestic energy industry which may affect our business. One such change was the repeal of the Public Utility Holding Company Act of 1935 and the passage of the Public Utility Holding Company Act of 2005 (PUHCA 2005). The Snowflake plant has obtained exempt wholesale generator (EWG) status under PUHCA 2005, which exempts the plant from certain accounting and record retention requirements required under PUHCA 2005. We can offer no assurances, however, as to potential future changes in regulatory requirements that may impact the Snowflake plant’s ability to continue to qualify for this exemption. If the Snowflake plant is unable to maintain its status as an EWG, it may be unable to sell power under its power purchase agreements.

The Energy Policy Act of 2005 removed certain regulatory constraints that previously limited the ability of utilities and utility holding companies to invest in certain activities and businesses, which may have the effect over time of increasing competition in energy markets in which we plan to participate. In addition, the Energy Policy Act includes provisions that may remove some of the benefits provided to non-utility electricity generators, such as the Snowflake plant, after its existing power purchase agreements expire. As a result, we may face increased competition after such expirations occur. In addition, the removal of such provisions may make it more difficult for us to acquire or develop future renewable energy facilities.

If the Snowflake plant loses existing exemptions under PUHCA 2005, market-based tariff approval under the FPA after it is granted, or the ability to interconnect and transmit power, the economics and operations of our Snowflake plant could be adversely affected. Depending on the nature and size of future renewable energy facilities we acquire or develop, such facilities may be subject to regulation by FERC under the FPA or to state utility regulation. State regulation varies greatly and may impose pricing, siting and other restrictions which could have an adverse impact on future projects. In addition, any loss by the Snowflake plant of authorization to sell power at wholesale could allow a power purchaser to cease taking and paying for electricity under existing contracts. Such results could cause the loss of some or all contract revenues or otherwise impair the value of a project and could trigger defaults under provisions of the applicable project contracts and financing agreements. Defaults under such financing agreements could render the underlying debt immediately due and payable. Under such circumstances, we cannot assure you that revenues received, the costs incurred, or both, in connection with the project could be recovered through sales to other purchasers.

Failure to obtain or comply with regulatory approvals could adversely affect our operations.

Our renewable energy business will be continually in the process of obtaining, renewing or complying with federal, state and local approvals required to operate our facilities. These include construction and operating permits, environmental approvals and permits, including those relating to air emissions, water use and discharges, waste disposal, and FERC and state utility regulatory requirements. We may not always be able to obtain all required regulatory approvals, and we may not be able to obtain any necessary modifications to existing regulatory approvals or maintain all required regulatory approvals. If there is a delay in obtaining any required regulatory approvals, or if we fail to comply with regulatory approvals that we have obtained, the operation of our facilities or the sale of electricity to third parties could be prevented, made subject to additional regulation, or subject our renewable energy business to additional costs (including through the assessment of penalties) or a decrease in revenue.

We will be subject to intense competition in the renewable energy business by competitors with substantially greater resources and/or more cost-effective technology.

Our plan to grow our renewable energy business by developing and acquiring renewable energy projects will be subject to intense competition from other parties with substantially greater resources than ours seeking to develop or acquire such projects. This will include large public companies with significantly greater resources, other independent power producers, public utility companies which may choose to directly develop renewable energy projects as opposed to purchasing power from owners of such projects, private equity investors and various municipal and other governmental authorities which may develop their own renewable energy projects. We may not be able to respond in a timely or effective manner to any changes in the energy industry in both domestic and international markets. These changes may include deregulation of the electric utility industry in some markets, privatization of the electric utility industry in other markets and increasing competition in all markets. To the extent competitive pressures increase and the pricing and sale of electricity assumes more characteristics of a commodity business, the economics of our business may come under increasing pressure. It also is possible that our competitors will be able to provide renewable energy from biomass with more cost-effective technology and thus may be able to offer such power to purchasers at more attractive prices, or that our competitors will employ wind, solar, geothermal or other renewable energy technologies that are more cost-effective than the technology we can own and deploy.

We have no intellectual property protection in our renewable energy business.

Our renewable energy business has no intellectual property protection. We have no patents or trade secrets which provide us a competitive advantage over any other party. Thus, anyone can compete against us, including a number of parties with substantially greater resources.

Changes in technology may have a material adverse effect on our profitability.

Research and development activities are ongoing to provide alternative and more efficient technologies to produce power. It is possible that advances in these or other technologies will reduce the cost of power production from these technologies to a level below our costs. Further, increased conservation efforts could reduce the demand for power or reduce the value of the Snowflake plant or our facilities. Any of these changes could have a material adverse effect on our revenues and profitability.

Performance reductions could materially and adversely affect the Snowflake entities.

Any of the risks described in this proxy statement/prospectus or unforeseen problems could cause the Snowflake biomass power plant to operate below expected levels, which in turn could result in lost revenues, increased expenses, higher maintenance costs and defaults under the Snowflake entities’ power purchase agreements and financing agreements.

Risks Related to the SCR Catalyst Business of the Combined Company

SCR-Tech has a limited operating history.

SCR-Tech has completed only a limited number of selective catalytic reduction (SCR) cleaning and regeneration projects since it commenced commercial operations in March 2003. Thus SCR-Tech does not have a long-term operational history sufficient to allow us to determine whether it can successfully operate its business under differing environments and conditions or at any level of sustained profitability.

The size of the market for SCR-Tech’s business is uncertain.

SCR-Tech offers SCR catalyst cleaning, rejuvenation and regeneration, as well as SCR system management and consulting services. The size and growth rate for this market will ultimately be determined by a number of factors, including environmental regulations, the growth in the use of SCR systems to reduce nitrogen oxides (NOx)

and other pollutants, the length of operation of SCR systems without the need for cleaning, the differences, if any, in the accounting and rate-base effect of using regenerated SCR catalyst as compared to new SCR catalyst as adopted or approved by applicable federal and state regulatory authorities, rejuvenation or regeneration, the expansion of warranty coverage from SCR catalyst original equipment manufacturers (OEMs), the cost of new SCR catalyst, and other factors, most of which are beyond the control of SCR-Tech. There is limited historical evidence in the United States as to the cycle of replacement, cleaning and regeneration of SCR catalyst so as to accurately estimate the potential growth of the business. In addition, the number of times a catalyst can be regenerated is unknown, which also may affect the demand for regeneration in lieu of purchasing new catalyst. Any delay in the development of the market could significantly and adversely affect the value of SCR-Tech.

SCR-Tech’s business could become obsolete if original producers of SCR catalyst develop a method to make such SCR catalyst non-regenerable.

SCR-Tech’s business is substantially comprised of SCR catalyst cleaning, rejuvenation and regeneration. Although we do not believe it is likely in the near future that original producers of SCR catalyst will be able to develop a manufacturing process that makes future SCR catalyst regeneration unnecessary, original producers of SCR catalyst have a strong incentive and possess significant resources to develop such a manufacturing process. If original producers of SCR catalyst become technologically able to manufacture SCR catalyst in such a way that obviates cleaning, rejuvenation or regeneration, SCR-Tech’s business could become obsolete.

SCR-Tech will be subject to vigorous competition with very large competitors that have substantially greater resources and operating histories.

We are aware of one company, STEAG LLC (Steag), which is entering the U.S. catalyst regeneration market and has announced plans to offer regeneration services beginning in mid-2007. We are aware that Steag is currently building a regeneration facility in North Carolina. Steag, based in Charlotte, North Carolina, is a subsidiary of a German power producer, STEAG GmbH (Steag GmbH). Steag GmbH is very large and has substantially greater resources than SCR-Tech. We understand that Steag has hired former SCR-Tech employees for its North Carolina catalyst regeneration operation. Competition from Steag likely will have a material adverse effect on SCR-Tech’s operations, including a potential reduction in operating margins and a loss of potential business.

We are also aware of at least one other company, Enerfab, Inc. (which uses a process developed by Envirgy/Integral), providing SCR catalyst management, rejuvenation, and cleaning services. We are aware of certain companies, including Cormetech and Hitachi, who have indicated an interest in offering catalyst cleaning and regeneration. There also are a number of SCR catalyst manufacturers with substantial parent companies that may seek to maintain market share by significantly reducing prices which will put pressure on SCR-Tech’s operating margins. These companies include Cormetech Inc. (owned by Mitsubishi Heavy Industries and Corning, Inc.), Argillon GmbH (formerly Siemens), BASF/CERAM, Haldor-Topsoe, Inc. and Hitachi America. Further, if the SCR catalyst regeneration market expands as we expect, additional competitors could emerge. In addition, if the intellectual property protection acquired by us becomes weakened, competition could more easily develop.

Manufacturers of SCR catalyst also may make technological improvements to their products to extend the life of catalyst, which would mean that less catalyst would be available for potential regeneration, rejuvenation or cleaning. These technological changes also could make it more difficult to regenerate, rejuvenate or clean catalyst. It also is possible that technological improvements could be sufficient to avoid the need to regenerate, rejuvenate or clean catalyst. Any such technological improvements could have a material and adverse effect on SCR-Tech’s business.

If we are unable to protect SCR-Tech’s intellectual property, or SCR-Tech’s intellectual property protection efforts are unsuccessful, others may duplicate SCR-Tech’s technology.

Catalytica relies on a combination of patents, trademarks, copyrights, trade secret laws and restrictions on disclosure to protect SCR-Tech’s intellectual property rights. Our ability to compete effectively following the transaction will depend, in part, on our ability to protect our proprietary technology, systems designs and manufacturing processes. The ability of others to use our intellectual property could allow them to duplicate the benefits of our products and reduce our competitive advantage. We do not know whether any of Catalytica or SCR-Tech’s pending patent applications will issue or, in the case of patents issued, that the claims allowed are or will be sufficiently broad to protect Catalytica’s or SCR-Tech’s technology or processes. Further, a patent issued covering one use of our technology may not be broad enough to cover uses of that technology in other business areas. In this regard, a significant portion of the patents relied upon by SCR-Tech were acquired from third parties. Even if all our patent applications are issued and are sufficiently broad, they may be challenged or invalidated. We could incur substantial costs in prosecuting patent and other intellectual property infringement suits and defending the validity of our patents and other intellectual property. While Catalytica and SCR-Tech have attempted, and the combined company will attempt to, safeguard and maintain their respective property rights, we do not know whether there has been or will be complete success in doing so. These actions could place our patents, trademarks and other intellectual property rights at risk and could result in the loss of patent, trademark or other intellectual property rights protection for the products, systems and services on which our business strategy partly depends.

Catalytica and SCR-Tech rely, to a significant degree, on contractual provisions to protect their trade secrets and proprietary knowledge. These trade secrets cannot be protected by patent protection. These agreements may be breached, and there may not be adequate remedies for any breach. Our trade secrets may also be known without breach of such agreements or may be independently developed by competitors.

Third parties may claim that SCR-Tech is infringing their intellectual property, and SCR-Tech could suffer significant litigation or licensing expenses or be prevented from selling products and services if these claims are successful. We also may incur significant expenses in affirmatively protecting our intellectual property rights.

Our competitors may independently develop or patent technologies or processes that are equivalent or superior to that of SCR-Tech. In recent years, there has been significant litigation involving patents and other intellectual property rights in many technology-related industries and we believe that SCR-Tech’s industry has a significant amount of patent activity. Third parties may claim that the technology or intellectual property that SCR-Tech incorporates into or uses to develop, manufacture or provide its current and future products, systems or services infringe, induce or contribute to the infringement of their intellectual property rights, and SCR-Tech may be found to infringe, induce or contribute to the infringement of those intellectual property rights and may be required to obtain a license to use those rights. SCR-Tech may also be required to engage in costly efforts to design its products, systems and services around the intellectual property rights of others. The intellectual property rights of others may cover some of SCR-Tech’s technology, products, systems and services. In addition, the scope and validity of any particular third party patent may be subject to significant uncertainty.

Litigation regarding patents or other intellectual property rights is costly and time consuming, and could divert the attention of our management and key personnel from our business operations. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement might also require us to enter into costly royalty or license agreements or to indemnify our customers. However, we may not be able to obtain royalty or license agreements on terms acceptable to us or at all. Any inability on our part to obtain needed licenses could delay or prevent the development, manufacture and sale of our products, systems or services. We may also be subject to significant damages or injunctions against the development, manufacture and sale of our products, systems or services.

We also may be required to incur significant time and expense in pursuing claims against companies we believe are infringing our intellectual property rights. The complexity of SCR-Tech’s technology and the nature of intellectual property litigation would make it expensive and potentially difficult to prove that a competitor is in fact infringing on our intellectual property rights, but we may nonetheless find it necessary to commence such litigation to protect our rights and future business opportunities. No assurance can be given as to the outcome of any such litigation if it were to occur.

SCR-Tech’s business is subject to customer concentration.

SCR-Tech offers SCR catalyst cleaning, rejuvenation and regeneration, as well as SCR system management and consulting services to coal-fired power plants. Some of the utilities operating these plants are exceptionally large and operate a number of such power plants. Thus, one or more large utilities could provide a very large order or orders to SCR-Tech which likely would result in one or more such utilities providing most of the orders and revenues for SCR-Tech for a particular quarterly or annual period. For example, during the first six months of 2007, two customers represented approximately 86% of SCR-Tech’s revenue. SCR-Tech is currently highly dependent on a small number of large utilities for its business. The loss of a particular customer would have a material adverse effect on SCR-Tech. The high level of customer concentration is also likely to result in significant swings in orders and revenues on a quarterly basis. SCR-Tech cannot at this time determine the likelihood or extent of such future customer concentration, although we believe it is likely that a small number of customers will provide a significant portion of revenues.

SCR-Tech depends on key personnel for the success of its business.

SCR-Tech is largely dependent on the skills, experience and expertise of approximately 20 personnel. In particular, SCR-Tech’s success depends on the continued efforts of its President, William McMahon, and other members of its management team. The loss of the services of any of these key employees could materially harm SCR-Tech’s business, financial condition, future results and cash flow.

SCR-Tech’s business is subject to potential seasonality.

Because some utilities and independent power producers (IPPs) currently operate their SCR units only during the “ozone season” (May 1 — September 30), SCR-Tech’s business may be more limited than if SCR units were required to operate on a continual basis. The NOx State Implementation Plan (SIP) Call was configured to impose a summer ozone season NOx limitation in over 19 states and the District of Columbia. During this period, utilities and IPPs seek to operate their SCR catalyst at maximum capacity so as to reduce NOx emissions during this period. During non-ozone season periods, most operators currently have limited (if any) requirements to run their SCR systems. Unless and until such regulations are tightened, much of SCR-Tech’s business may be concentrated outside the ozone season each year. This will likely result in less business than would occur if SCR units were required to be operated throughout the year and may also result in quarters of relatively higher cash flow and earnings and quarters where cash flow and earnings may be minimal. These potential fluctuations in revenues and cash flow during a year may be significant and could materially impact our quarterly earnings and cash flow. This may have a material adverse effect on the perception of our business and the market price for our common stock.

SCR-Tech does not own its regeneration facilities and it is subject to risks inherent in leasing the site of its operations.

SCR-Tech does not own its regeneration site; instead it leases it from Clariant Corporation, the U.S. subsidiary of a Switzerland-based public company. Although we believe the lease terms are favorable, the dependence on Clariant and the site could subject SCR-Tech to increased risk in the event Clariant experiences financial setbacks or loses its right to operate the site. This risk is heightened because the site is a Federal Superfund site (under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA), which increases the risks that the site ultimately could be shut down or that Clariant will be financially unable to continue its ownership of the site. If SCR-Tech’s lease were terminated, SCR-Tech would be forced to relocate its regeneration plant. Relocation of SCR-Tech’s regeneration plant would require substantial expenditures and would be extremely disruptive to SCR-Tech’s operations. Moreover, we cannot give any assurance that we would be able to secure a new site adequate for SCR-Tech’s regeneration plant on a timely or cost-effective basis, and SCR-Tech’s business could be negatively impacted by any problems with continuing to conduct its operations at its current site.

SCR-Tech could be subject to environmental risks as a result of the operation of its business and the location of its facilities.

The operation and location of SCR-Tech’s business and the nature of its assets pose substantial environmental risks. SCR-Tech leases its site for operations at a property listed on the National Priority List as a Federal Superfund site. Five CERCLA Areas (those areas of concern identified under the CERCLA program) are identified on the property, and while SCR-Tech does not lease any property identified as a CERCLA Area, one such area has resulted in contamination of groundwater flowing underneath one of the buildings leased by SCR-Tech. Although SCR-Tech has indemnification from Clariant Corporation for any environmental liability arising prior to the operation of SCR-Tech’s business at the site, there can be no assurance that such indemnification will be sufficient or that SCR-Tech could be protected from an environmental claim from the nature of the site. In addition, the operation of SCR-

Tech’s business involves removal of hazardous wastes from catalyst and the use of significant chemical materials. As a result, SCR-Tech could be subject to significant liability resulting from such operations. To date, SCR-Tech has not been identified as a potential responsible party to such environmental risks, nor have any amounts been recorded to accrue for these potential exposures.

SCR-Tech’s SCR catalyst regeneration process utilizes hazardous chemicals, which potentially could result in injury to SCR-Tech’s employees or third parties and give rise to legal claims against SCR-Tech.

In addition to the environmental risks posed by the use of hazardous chemicals described above, SCR-Tech’s use of hazardous chemicals poses a risk that SCR-Tech’s employees could be injured while on the job. In addition, third parties such as independent contractors or suppliers who may be at SCR-Tech’s location could be injured by such chemicals. In such an event, SCR-Tech could be exposed to significant liability resulting from legal claims brought by its employees seeking damages for work-related injuries or third parties for on-site injuries caused by SCR-Tech.

We likely will be required to make significant capital expenditures to expand SCR-Tech’s production facilities.

As described above, SCR-Tech leases its regeneration site. Catalytica believes this site is sufficient to meet SCR-Tech’s anticipated production requirements for 2007. In order to meet anticipated demand for increased orders for SCR regeneration services in 2008, Catalytica had anticipated spending between $1.0 million and $1.5 million during the next 9-12 months to invest in equipment and facilities to maintain and increase capacity. Although Catalytica remains committed to expanding such facilities, Catalytica does not intend to invest the majority of the $1.0 million to $1.5 million until Catalytica determines its revenue backlog justifies such expansion. In addition, Catalytica believes it will need to incur approximately $4.0 million to $5.0 million of additional capital expenditures toward the end of 2008 to construct a second regeneration plant to meet anticipated demand for regeneration services in 2009 and beyond. Although Catalytica believes SCR-Tech’s current site allows for building additional regeneration facilities, including a doubling of capacity in the current facility, such construction could require significantly more capital expenditures than anticipated. Moreover, because of necessary permitting and time for construction, there can be no assurance that SCR-Tech could meet the demands from an unanticipated rapid increase in orders in a timely manner. Any failure to timely fulfill such orders could have an adverse impact on SCR-Tech’s business.

Certain of SCR-Tech’s capital equipment is unique to its business and would be difficult and expensive to repair or replace.

Certain of the capital equipment used in the services performed by SCR-Tech has been developed and made specifically for SCR-Tech and would be difficult to repair or replace if it were to become damaged or stop working. In addition, SCR-Tech does not maintain extra spare parts for key equipment and certain of SCR-Tech’s equipment and parts are not readily available from multiple vendors. Replacement of any damaged or destroyed equipment could take a substantial amount of time. Consequently, any damage to or breakdown of SCR-Tech’s equipment, particularly at a time when it is regenerating large amounts of SCR catalyst, may have a material adverse impact on our business.

SCR-Tech may be subject to warranty claims from its customers.

SCR-Tech typically provides limited warranties to its customers relating to the level of success of its catalyst cleaning and regeneration services. In the event SCR-Tech is unable to perform a complete regeneration of an SCR catalyst, SCR-Tech may be required to re-perform a regeneration or repay a portion of the fees earned for the regeneration efforts. SCR-Tech also may be required to provide warranties with respect to its other SCR catalyst services provided to its customers.

Since the SCR-Tech’s inception, no warranty claims have been presented for product or service failure. Based on that historical experience, Catalytica considers the likelihood of the existence of a warranty claim to be reasonably possible, but not probable. Further, based on its historical experience, Catalytica cannot reasonably estimate a possible loss or range of loss with any degree of accuracy. SFAS No. 5, “Accounting for Contingencies,” requires accruals for estimated loss contingencies if it is probable a liability has been incurred and the amount of loss can be reasonably estimated. As Catalytica does not now believe it is probable a warranty liability has been incurred, nor can a loss or range of loss be reasonably estimated with any degree of accuracy, Catalytica has determined there is no longer a basis for carrying an accrued warranty liability related to SCR catalyst cleaning and regeneration projects. Accordingly, the accrued warranty liability balance of $327,000 as of December 31, 2006 was eliminated through a reduction of cost of revenues in the Consolidated Statements of Operations of Catalytica during the first quarter of 2007. Thus, if a warranty claim were to arise, Catalytica no longer have a reserve available to satisfy such a claim. There is a risk that any such claim could be substantial and could affect the profitability of SCR-Tech and the financial condition of Catalytica.

SCR-Tech is dependent on third parties to perform certain testing required to confirm the success of its regeneration.

In connection with the regeneration of SCR catalyst, SCR-Tech generally must have an independent company provide testing services to determine the level of success of regeneration. Currently there are a limited number of companies providing this service. If SCR-Tech is unable to obtain this service on a cost-effective basis, SCR-Tech may not be able to perform its regeneration services.

SCR-Tech is dependent on third parties to ship SCR catalyst to and from its customers.

SCR catalyst is an extremely fragile product. If it is not properly loaded and shipped, or if third party freight carriers experience accidents during shipment, the SCR catalyst being transported between SCR-Tech and its customers could fracture and become worthless. Although SCR-Tech has cultivated relationships with third party freight carriers that have proved reliable in the past, we cannot give any assurance that such third party freight carriers will properly load and transport the SCR catalyst being shipped between SCR-Tech and its customers or that the freight carriers will not experience accidents during shipment. Although SCR-Tech would have a claim against a freight carrier which damaged any SCR catalyst, SCR-Tech would be liable to its customers for such damages and would be required to seek indemnification from the carrier or make an insurance claim to recover any such loss.

Significant price increases in key materials may reduce SCR-Tech’s gross margins and profitability of SCR-Tech’s regeneration of SCR Catalyst.

The prices of various chemicals used to regenerate SCR catalyst can be volatile. If the long-term costs of these materials were to increase significantly, SCR-Tech would attempt to reduce material usage or find substitute materials. If these efforts were not successful or if these cost increases could not be reflected in SCR-Tech’s price to customers, then its gross margins and profitability of regenerating SCR catalyst would be reduced and its ability to operate profitably could be compromised.

SCR-Tech is subject to significant risks when it purchases used SCR catalyst.

SCR-Tech’s primary business involves the cleaning and regenerating of customer-owned SCR catalyst. In certain instances, however, SCR-Tech may purchase used or “spent” catalyst from utilities for regeneration, as when, for example, a utility wishes to avoid the costs and potential hazardous waste issues associated with the disposal of used or “spent” catalyst. SCR-Tech may purchase SCR catalyst for a nominal sum and then regenerate such catalyst for immediate sale, or may purchase spent SCR catalyst on an opportunistic basis for future regeneration and sale. The purchase of spent SCR catalyst involves potential risks to SCR-Tech. For example, spent SCR catalyst includes significant hazardous waste, and unlike the regeneration of customer-owned SCR catalyst, the purchase of spent SCR catalyst requires SCR-Tech to take ownership or “title” to the SCR catalyst, which may potentially increase SCR-Tech’s environmental risk exposure. Furthermore, if SCR-Tech cannot find a customer to purchase the regenerated catalyst, then SCR-Tech must either store the spent catalyst, subject to the inherent risk of holding catalyst which has not been regenerated and contains hazardous waste, or incur significant costs to dispose the spent catalyst in a manner which complies with the strict requirements of applicable environmental laws. In addition, the sale of SCR catalyst may expose SCR-Tech to risks not inherent in the cleaning and regeneration of SCR catalyst, including product liability claims. It is unclear as to the amount of SCR catalyst which SCR-Tech may purchase, but it is possible such purchases ultimately may be substantial, and may significantly increase the risk profile of SCR-Tech’s business.

THE SPECIAL MEETING OF CATALYTICA STOCKHOLDERS

General

Catalytica is furnishing this proxy statement/prospectus to Catalytica stockholders in connection with the solicitation of proxies by the Catalytica board of directors for use at the special meeting of Catalytica stockholders, including any adjournment or postponement of the special meeting.

Date, Time and Place of the Special Meeting

Catalytica will hold a special meeting of its stockholders on September 27, 2007, promptly at 10:00 a.m. local time at 301 West Warner Road, Suite 132, Tempe, Arizona 85284.

Purpose of the Catalytica Special Meeting

At the Catalytica special meeting, including any adjournment or postponement thereof, Catalytica stockholders will be asked to consider, vote upon and approve the following proposal:

Adoption of the Contribution and Merger Agreement dated as of May 8, 2007, as amended, by and among Catalytica Energy Systems, Inc., Renegy Holdings, Inc., or Renegy, a wholly-owned subsidiary of Catalytica, Snowflake Acquisition Corporation, a wholly-owned subsidiary of Renegy, Renegy, LLC, Renegy Trucking, LLC, Snowflake White Mountain Power, LLC, Robert M. Worsley, Christi M. Worsley and the Robert M. Worsley and Christi M. Worsley Revocable Trust.

A copy of the contribution and merger agreement is attached to this proxy statement/prospectus as Annex A. Catalytica stockholders are encouraged to read the contribution and merger agreement in its entirety.

THE MATTERS TO BE CONSIDERED AT THE CATALYTICA SPECIAL MEETING ARE OF GREAT IMPORTANCE TO CATALYTICA STOCKHOLDERS. ACCORDINGLY, CATALYTICA STOCKHOLDERS ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS PROXY STATEMENT/PROSPECTUS AND THE OTHER INFORMATION INCORPORATED BY REFERENCE HEREIN, AND TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED PRE-ADDRESSED POSTAGE-PAID ENVELOPE.

Recommendation of the Catalytica Board of Directors

After careful consideration, the Catalytica board of directors determined that the transaction is advisable, is fair to and is in the best interests of Catalytica and its stockholders, and unanimously approved the contribution and merger agreement. The Catalytica board of directors unanimously recommends that the Catalytica stockholders vote “FOR” the proposal to adopt the contribution and merger agreement.

In considering such recommendation, Catalytica stockholders should be aware that some Catalytica directors and officers have interests in the transaction that are different from, or in addition to, those of Catalytica stockholders generally. See the section entitled “The Transaction — Interests of Certain Persons in the Transaction” beginning on page 68 of this proxy statement/prospectus.

If your submitted proxy card does not specify how you want to vote your shares, your shares will be voted “FOR” the proposal to adopt the contribution and merger agreement.

Admission to the Special Meeting

Only Catalytica stockholders as of the close of business on August 31, 2007, and other persons holding valid proxies for the special meeting are entitled to attend the Catalytica special meeting. Catalytica stockholders and their proxies should be prepared to present valid government-issued photo identification. Catalytica stockholders who are not record holders but hold shares through a broker or nominee (i.e., in “street name”) should provide proof of beneficial ownership on the record date for the Catalytica special meeting, such as their most recent account statement prior to September 1, 2007, or other similar evidence of ownership. Anyone who does not provide valid government-issued photo identification or comply with the other procedures outlined above upon request may not be admitted to the special meeting.

Record Date and Stockholders Entitled to Vote

Record Holders.  Record holders of Catalytica common stock at the close of business on August 31, 2007, the record date, may vote at the special meeting. On August 27, 2007, Catalytica had 18,377,152 outstanding shares of common stock, which were held by approximately 688 record holders.

Registered Stockholders.  If your shares are registered directly in your name with Catalytica’s transfer agent, Mellon Investor Services LLC, you are considered, with respect to those shares, the stockholder of record, and these proxy materials are being sent to you by Catalytica. As the stockholder of record, you have the right to grant your voting proxy directly to Catalytica or to vote in person at the special meeting.

Street Name Stockholders.  If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name. These proxy materials are being forwarded to you by your broker or nominee, who is considered, with respect to those shares, the record holder. As the beneficial owner, you have the right to direct your broker or nominee how to vote, and you are also invited to attend the special meeting. However, since you are not the record holder, you may not vote these shares in person at the special meeting unless you follow your broker’s procedures for obtaining a legal proxy. Your broker or nominee has enclosed a voting instruction card for you to use.

A complete list of the stockholders entitled to vote at the special meeting will be available for examination by any stockholder for any purpose germane to the special meeting, during ordinary business hours, for a period of at least 10 days prior to the special meeting, at the offices of Catalytica Energy Systems, Inc., 301 West Warner Road, Suite 132, Tempe, Arizona, 85284. Such list will also be available for examination at the special meeting.

How You Can Vote

You can only vote your shares if you are either represented by proxy or eligible to vote your shares in person at the special meeting. You can submit your proxy by:

•	the Internet, as described on the proxy card;

•	telephone, as described on the proxy card; or

•	mail, by completing and returning the enclosed proxy card.

If you hold shares through a bank, broker or other nominee, please provide your voting instructions by Internet or telephone (if available) or mail in accordance with the instructions contained on your voting instruction card. If you return a properly signed proxy card, we will vote your shares as you direct.

Stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, stockholders who hold shares in more than one brokerage account may receive a separate voting instruction card for each brokerage account in which shares are held. Stockholders of record whose shares are registered in more than one name will receive more than one proxy card. The Catalytica board of directors urges Catalytica stockholders to complete, sign, date and return each proxy card and voting instruction card they receive for the Catalytica special meeting.

Adjournment and Postponement

Catalytica’s bylaws provide that a special meeting of the stockholders may be adjourned from time to time. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, Catalytica may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days or if after the adjournment a new record date is fixed for the adjourned special meeting, a notice of the adjourned special meeting will be given to each stockholder of record entitled to vote at the special meeting.

Required Vote, Quorum, Abstentions and Broker Non-Votes

Each share of Catalytica common stock receives one vote on all matters properly brought before the special meeting. In order to conduct business at the special meeting, a quorum consisting of a majority of the total number of votes entitled to be cast must be present in person or represented by proxy.

The required vote of the stockholders on the proposal to adopt the contribution and merger agreement is a majority of the outstanding shares of Catalytica common stock entitled to vote at the special meeting in person or by proxy. All abstentions and broker non-votes (as described below) will be included as shares that are present and entitled to vote for purposes of determining the presence of a quorum at the meeting. For the approval of the proposal being submitted to the stockholders of Catalytica (i) abstentions will have the effect of a vote against the proposal and (ii) proxies for which a broker, bank or institutional holder does not have discretionary voting authority and has not received voting instructions from the beneficial owner of the shares, or broker non-votes, will be treated as present and entitled to vote and therefore will have the effect of a vote against the proposal.

We currently expect that Mellon Investor Services LLC, Catalytica’s transfer agent, will tally the votes. Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Catalytica will not disclose your vote except to allow for the tabulation of votes and certification of the vote, to facilitate a successful proxy solicitation and as necessary to meet applicable legal requirements.

Voting by Catalytica Directors and Executive Officers

As of the record date for the Catalytica special meeting, Catalytica’s directors, executive officers and their affiliates, as a group, beneficially owned and were entitled to vote approximately 3,774,284 shares of Catalytica common stock, or approximately 20.5% of the total outstanding shares of Catalytica.

Revoking Your Proxy

You can change your vote or revoke your proxy at any time before the final vote at the special meeting. To do so, if you are the record holder, you may:

•	send a written, dated notice to the Secretary of Catalytica at Catalytica’s principal executive offices stating that you would like to revoke your proxy;

•	complete, date and submit a new later-dated proxy card;

•	vote at a later date by telephone or by using the Internet; or

•	vote in person at the special meeting. Your attendance alone will not revoke your proxy.

If you hold shares through a bank, broker or other nominee, you must contact your financial institution, broker or nominee for information on how to revoke your proxy or change your vote. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

Written notices of revocation to the Secretary of Catalytica should be addressed to Secretary, Catalytica Energy Systems, Inc., 301 West Warner Road, Suite 132, Tempe, Arizona, 85284.

If you hold your shares in street name, you must give new instructions to your broker prior to the special meeting or obtain a signed “legal proxy” from the broker to revoke your prior instructions and vote in person at the meeting.

Any Catalytica stockholder who has a question about the transaction or the adoption of the contribution and merger agreement, or how to vote or revoke a proxy, or who wishes to obtain additional copies of this proxy statement/prospectus, should contact:

Investor Relations
Catalytica Energy Systems, Inc.
1061 Alameda de las Pulgas
Belmont, California 94002
Phone: (650) 631-2847
Email: mmeloni@catalyticaenergy.com

or

Morrow & Co., Inc.
470 West Avenue
Stamford, CT 06902
Phone: (203) 658-9400

Other Matters

Other than the proposal described in this proxy statement/prospectus, the Catalytica board of directors knows of no other matters to be acted upon at the special meeting. If any other matter should be duly presented at the special meeting upon which a vote properly may be taken, shares represented by all proxies received by Catalytica will be voted with respect thereto in accordance with the judgment of the persons named as attorneys in the proxies.

Solicitation of Proxies and Expenses

Catalytica will pay the expenses incurred in connection with the filing, printing and mailing of this proxy statement/prospectus. Catalytica will be responsible for any fees incurred in connection with the solicitation of proxies for the Catalytica special meeting. Catalytica has engaged Morrow & Co., Inc. as its proxy solicitor for the Catalytica special meeting. In addition to solicitation by mail, the directors, officers, employees and agents of Catalytica may solicit proxies from Catalytica stockholders by telephone or other electronic means or in person. Some of these individuals may have interests in the transaction that are different from, or in addition to, the interests of Catalytica stockholders generally. See the section entitled “The Transaction — Interests of Certain Persons in the Transaction” beginning on page 68 of this proxy statement/prospectus. Brokerage houses and other custodians, nominees and fiduciaries will be requested to forward soliciting materials to the beneficial owners of shares held of record by these persons, and Catalytica will reimburse them for their reasonable out of pocket expenses in sending proxy materials to beneficial owners. Catalytica also may use several of its regular employees, who will not be specially compensated, to solicit proxies from Catalytica stockholders, either personally or by telephone, Internet, telegram, facsimile or special delivery letter.

Stockholders Sharing an Address

Catalytica stockholders sharing an address with another stockholder may receive only one set of proxy materials at that address unless they have provided contrary instructions. Any such stockholder who wishes to receive a separate set of proxy materials now or in the future may write or call Catalytica to request a separate copy of these materials as follows: Secretary, Catalytica Energy Systems, Inc., 301 West Warner Road, Suite 132, Tempe, Arizona, 85284, or Investor Relations at (650) 631-2847.

THE TRANSACTION

The following is a description of the material aspects of the proposed merger, contribution and related transactions. The following description may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus, including the section entitled “Risk Factors” beginning on page 17, and the other documents we refer to for a more complete understanding of the transaction.

Background of the Transaction.

In the past, Catalytica has regularly evaluated its product and service offerings and associated market opportunities, and considered sales or discontinuation of businesses or product or service offerings, as well as strategic activities and opportunities, including business acquisitions and other strategic transactions that could positively impact stockholder value. In 2004, Catalytica acquired SCR-Tech, LLC, which expanded Catalytica’s business to include the development of catalyst regeneration technologies and management services for selective reduction systems used by coal-fired power plants to reduce nitrogen oxide emissions. In 2006, to divest itself of non-revenue generating businesses, assets, and technologies, Catalytica sold its catalytic combustion technology and associated gas turbine assets to Kawasaki Heavy Industries and its diesel fuel processing technology and associated assets to Eaton Corporation. In the process of pursuing these divestitures, Catalytica contacted various companies whose businesses were compatible with Catalytica, and asked for indications of interest with respect to a sale of Catalytica as a whole in addition to a purchase of the divested divisions, but these efforts did not result in any indications of interest that the board of directors considered likely to result in an attractive proposal for Catalytica’s stockholders.

Snowflake, Renegy LLC and Renegy Trucking were organized as Arizona limited liability companies in 2003, 2004 and 2005, respectively, for the purpose of engaging in renewable energy projects and harvesting biomass material. In August 2006, Snowflake began construction of the 24 MW biomass power plant described in the section of this proxy statement/prospectus entitled “Information about the Snowflake entities — Business of the Snowflake Entities”. Robert Worsley, the founder, beneficial owner and Manager of the three Snowflake entities, and other members of the Snowflake entities’ management, also have periodically reviewed the companies’ strategic plans since their respective inceptions.

Through 2006, Catalytica’s board of directors identified the fact that additional scale would likely be necessary in order to efficiently operate as a public company. Catalytica therefore actively sought potential opportunities to acquire complementary businesses or be acquired. In September 2006, Rob Zack, Catalytica’s President, Chief Executive Officer and Chief Financial Officer, contacted a representative of JP Morgan Chase, which Mr. Zack had known professionally for many years, as part of Catalytica’s efforts to explore strategic opportunities. The representative of JP Morgan Chase was also familiar with Mr. Worsley from past business ventures, and suggested that a combination of the businesses of Catalytica and the Snowflake entities might yield financial and strategic benefits for both parties. On September 15, 2006, Mr. Zack met with Mr. Worsley in a meeting facilitated and attended by representatives of JP Morgan Chase. Mr. Zack and Mr. Worsley discussed the businesses of their respective companies, along with a preliminary exploration of a possible business combination between the companies that would afford the Snowflake entities access to the capital markets and allow Catalytica to enter into the “clean” renewable energy market. The parties agreed to continue discussions of a possible business combination.

On September 28, 2006, Megan Meloni, Catalytica’s Director of Investor Relations and Marketing Communications, met with Mr. Zack and Mr. Worsley to further discuss the possibility of a strategic combination of Catalytica and the Snowflake entities. The parties held preliminary discussions regarding the potential business plan of a combined entity.

On a telephone call on October 9, 2006, Mr. Zack invited Mr. Worsley to tour Catalytica’s former Mountain View, California facilities and meet Ricardo Levy, Catalytica’s Chairman, in a trip the following week. On that call, Mr. Zack and Mr. Worsley updated each other on the status of their respective companies.

On October 17, 2006, Mr. Zack met Mr. Worsley in California where they toured Catalytica’s former Mountain View, California facilities and met the staff there. Mr. Worsley also met with Mr. Levy. The parties continued

preliminary discussions regarding the respective businesses of Catalytica and the Snowflake entities, the risks related to those businesses and the risks and benefits of a potential combination. That evening, Messrs. Zack and Worsley and Ms. Meloni met for dinner and continued to discuss a potential transaction. The next morning, Messrs. Zack, Worsley and Levy met in Palo Alto, California for breakfast to continue these discussions.

By conference call on October 26, 2006, Messrs. Zack and Worsley discussed the potential transaction with Howard Hoffen, a member of Catalytica’s board of directors and an affiliate of one of Catalytica’s largest stockholders.

On November 2, 2006, Messrs. Zack and Worsley provided each other an update on their respective businesses and began discussions in earnest regarding the valuation for a transaction between the parties. Mr. Zack and Mr. Worsley had disagreeing views on the proper relative valuation of Catalytica and the Snowflake entities, but agreed to continue discussions about a potential transaction.

On November 6 and November 7, 2006, the board of directors of Catalytica held a meeting in Irving, Texas, where they conducted a strategy session which included discussion of the future of Catalytica in light of the company’s financial position, the recent divestiture of its turbine and diesel businesses, and the proposed transaction with the Snowflake entities. The board reviewed a number of alternatives for Catalytica, including potential acquisitions and a sale or liquidation of Catalytica. Mr. Worsley was present, together with several other outside consultants, for a portion of the meeting at the invitation of the board. The board discussed a number of strategic options, including expanding the clean coal vision, entering the renewable energy market, entering the hydrogen energy space and various combinations of the foregoing. At the board meeting, the board also discussed, without Mr. Worsley in the room, the potential of a combination with the Snowflake entities and preliminary valuations of such a combination, and weighed the potential Snowflake combination against other alternatives. The board authorized Mr. Zack to continue discussions with Mr. Worsley regarding a transaction to see if an acceptable set of deal terms could be obtained.

On November 17, 2006, Messrs. Zack and Worsley met at Mr. Worsley’s home to discuss the Catalytica board of directors’ reaction to Mr. Worsley’s participation in the strategy session. The parties concluded that the management teams were generally compatible. Mr. Zack conveyed to Mr. Worsley that Catalytica’s board of directors desired to proceed with evaluating a transaction, but also expressed concerns with Mr. Worsley’s proposed valuation and post-transaction ownership of the combined company. Messrs. Zack and Worsley then discussed the issuance of performance-based warrants priced at a premium to market price, in lieu of additional ownership, to Mr. Worsley as part of the consideration for the transaction in order to address the Catalytica board’s concern with the valuation.

On November 30, 2006, Messrs. Zack and Worsley met with representatives from W.Y. Campbell & Company, who had been contacted by Catalytica in connection with the possibility of acting as financial advisor to Catalytica but who ultimately was not retained, at Catalytica’s headquarters to begin drafting a non-binding term sheet and discussing specific terms of the proposed transaction.

On December 8, 2006, Messrs. Zack and Worsley met at Catalytica’s headquarters to discuss the terms for a transaction. Later that day, Mr. Worsley contacted representatives of Alare Capital Partners to discuss the possible engagement of Alare to represent the Snowflake entities in connection with the proposed transaction. On December 13, 2006, the Snowflake entities engaged Alare Capital to provide financial advice in connection with the proposed transaction.

A meeting was held on December 13, 2006 at Catalytica’s headquarters to discuss the drafting of a non-binding letter of intent outlining deal terms. In attendance were Mr. Worsley, Scott Higginson, Executive Vice President of the Snowflake entities, and representatives of Catalytica, Alare and Squire, Sanders & Dempsey L.L.P., outside counsel to Mr. Worsley and the Snowflake entities. The parties held another meeting on January 5, 2007 at the office of Squire Sanders to discuss the draft non-binding term sheet. After discussions among the parties regarding the Catalytica board’s obligations to maximize stockholder value, and the role SCR-Tech might play in the combined company, the preliminary versions of the non-binding term sheet proposed by Worsley contemplated a provision which would allow Catalytica to solicit offers for a sale of SCR-Tech after execution of a definitive agreement. In addition, among significant open issues between the parties at the time were governance rights of Catalytica stockholders in the combined entity, the scope of post-closing indemnification, including Worsley’s guarantee of cost overruns, termination fees, and valuation.

On December 14, 2006, at a special meeting of the board of directors of Catalytica, Mr. Zack provided an update on the status of negotiations regarding the proposed transaction. Mr. Zack requested and received board authority to engage an investment banking firm in connection with the transaction.

On December 20, 2006, Catalytica retained Ben Ederer of Oxford Advisors to provide preliminary valuation analysis to assist Catalytica management in evaluating a proposed transaction.

On December 26, 2006, at a meeting of Catalytica’s Strategic Committee of the board of directors, the Strategic Committee discussed the proposed non-binding term sheet as well as a binding mutual exclusivity provision proposed to be executed in connection with the non-binding term sheet for the transaction, which would prohibit Catalytica and the Snowflake entities from actively seeking or soliciting alternative transactions for a 90-day period. Mr. Worsley had indicated that such an exclusivity arrangement was a condition to his further participation in negotiations regarding the potential transaction. Representatives of Wilson Sonsini Goodrich & Rosati, Professional Corporation (WSGR), outside counsel to Catalytica, reviewed the fiduciary obligations of the Catalytica directors in considering the transaction and the exclusivity agreement and answered questions. The board discussed the strategic options available to Catalytica and the effect of the exclusivity agreement on those options, relative to the likely loss of the proposed transaction if Catalytica did not agree to be bound by the exclusivity agreement. The board authorized Catalytica to enter into a non-binding term sheet with Mr. Worsley and the Snowflake entities with a binding exclusivity agreement.

On January 11, 2007, Messrs. Zack and Worsley held further negotiations on a non-binding term sheet for the proposed transaction. Following extensive discussions, Mr. Zack and Mr. Worsley preliminarily agreed on valuation terms to be set forth in the non-binding term sheet and some of the other significant open terms. On January 18, 2007, representatives of Squire Sanders circulated a revised proposed non-binding letter of intent reflecting the discussions between Mr. Zack and Mr. Worsley, to which Catalytica responded on January 18 and 19. In addition, on January 19, a representative of WSGR provided Catalytica’s due diligence request list for the Snowflake entities to Squire Sanders. On January 22, 2007, the parties finalized a non-binding term sheet setting forth the potential terms on which a business combination of Catalytica and the Snowflake entities would be structured and executed the exclusivity agreement.

On January 25, 2007, at a regular meeting of the Catalytica board of directors, Mr. Zack reviewed the terms of the proposed transaction, as reflected in the term sheet. Mr. Zack also discussed the transaction rationale with the board and reviewed strategic alternatives. The board also discussed valuation and due diligence matters in connection to the proposed transaction. The board discussed retaining additional advisors with industry expertise to assist in the completion of the diligence review.

On January 26, 2007, Mr. Zack contacted Mr. Worsley to convey the Catalytica board’s support for a business combination between Catalytica and the Snowflake entities, as well as certain of its concerns concerning certain diligence issues.

On the same date, Catalytica retained Brian Hatt, a consultant, to assist with the due diligence investigation of the Snowflake entities and negotiation of the proposed transaction.

On January 29, 2007, Catalytica engaged Howard Frazier Barker Elliott, Inc. (HFBE) pursuant to an engagement letter, to provide its opinion with respect to the fairness, from a financial point of view, of the proposed transaction to the existing stockholders of Catalytica.

Also on January 29, 2007, Messrs. Zack and Worsley met at Catalytica’s headquarters with representatives of HFBE to discuss the transaction. Various diligence issues were discussed.

On the same date, Squire Sanders distributed an initial draft of the contribution and merger agreement to Catalytica and WSGR.

On February 9, 2007, Mr. Worsley, Kevin Lane, Catalytica’s Vice President, Finance and Corporate Controller, and representatives of Ernst & Young LLP met at Mr. Worsley’s offices to discuss the engagement of Ernst &

Young, Catalytica’s independent auditors, by the Snowflake entities to complete an independent audit of the Snowflake entities’ financial statements.

On February 15, 2007, Mr. Worsley led Mr. Zack on a tour of the Snowflake power plant and the facilities of Abitibi Consolidated Corp., a global leader in newsprint and commercial printing papers which operates a paper mill adjacent to the Snowflake power plant and which will provide several services to the Snowflake plant, including connection to the power grid and management of the plant, as well as acting as a source of fuel for the plant. Joining the group were representatives of HFBE, Abitibi, Western Power (one of the contractors working on construction of the power plant) and management of the Snowflake entities.

On February 16, 2007, WSGR distributed a revised draft of the contribution and merger agreement, in response to Squire Sanders’ initial draft. Among the significant open issues were the scope of indemnity, governance of the combined entity, and a request by Catalytica that, in light of the exclusivity agreement, the “go-shop” provision in the agreement be extended to a sale of Catalytica as a whole. That same day, Squire Sanders delivered the diligence request regarding Catalytica on behalf of the Snowflake entities to WSGR.

On February 22, 2007, Messrs. Zack and Worsley met at the offices of Metalmark in New York City with Mr. Hoffen to discuss the transaction. That evening, Messrs. Zack and Worsley, and William McMahon, President of SCR-Tech, met in Charlotte, North Carolina to discuss Catalytica’s SCR-Tech business and the proposed transaction.

The next day, Mr. Zack led Mr. Worsley on a tour of SCR-Tech for due diligence purposes.

On March 2, 2007, Catalytica retained HDR Engineering, Inc. to update an analysis that it had previously conducted regarding the fuel supply for the Snowflake plant.

On March 6, 2007, Messrs. Zack and Worsley met at Catalytica’s headquarters with an engineer from Cummins Barnard retained by Catalytica on March 1 to assist in evaluation of the power plant and to discuss due diligence of the Snowflake entities.

On March 8, 2007, Messrs. Zack, Levy and Worsley met to discuss the details of the transaction. Among other things, the parties discussed the role of SCR-Tech in the combined company and the strategy of the combined company.

On March 9, 2007, Messrs. Zack, Worsley and Ederer met at the offices of Alare Capital, along with representatives of Alare, to discuss the valuation of the companies. The parties discussed their respective positions on valuation extensively.

During late February and March, the parties also established electronic data rooms containing diligence information and continued their reviews of the respective businesses of Catalytica and the Snowflake entities.

At a special meeting of the board of directors of Catalytica held on March 21, 2007, Mr. Zack presented to the board the status of the negotiations for the transaction and a summary of due diligence on the Snowflake entities to date. Representatives of HFBE provided an update on the status of their valuation analysis which would underlie their fairness opinion. Representatives of WSGR reviewed with the board the board’s fiduciary duties in the context of the transaction.

On March 22, 2007, Messrs. Zack and Worsley updated each other on the status of internal discussions and valuation regarding the transaction.

On the same date, Squire Sanders distributed the third draft of the contribution and merger agreement to the parties. The parties continued to negotiate the extent of the “go-shop” provisions, break up fees, and termination rights.

On March 27, 2007, Catalytica and Hadley Partners Incorporated, an investment bank, executed an engagement letter for Hadley Partners to conduct Catalytica’s “go shop” solicitation, described in the section of this proxy statement/prospectus entitled “The Contribution and Merger Agreement — Solicitation of Offers for a Limited Time.”

On March 29, 2007, the board held a special meeting to continue the discussion and analysis of the business and legal issues from the March 21, 2007 board meeting. At the meeting, the board discussed the options available to Catalytica, the valuation of the transaction, open negotiation points, and the valuation analysis conducted by HFBE. In addition, the board approved the engagement of Hadley Partners.

In late March and early April the parties continued their due diligence reviews and Messrs. Zack, Levy and Worsley spoke periodically regarding the status of the transaction and the due diligence review. During these discussions, the parties negotiated the significant open issues in the previous draft.

On April 9, 2007, WSGR distributed the fourth draft of the contribution and merger agreement to the parties. Among the remaining open issues were the scope of the representations and warranties, Worsley’s obligations to provide other renewable energy opportunities to Renegy, the go-shop provisions and termination fees. At a special meeting of the Catalytica board of directors held on April 12, 2007, HFBE presented a financial analysis of the transaction to the board, indicating that it would be able to deliver an opinion to the board that the transaction was fair, from a financial point of view, to the existing stockholders of Catalytica.

On April 16, 2007, at a special meeting of the Catalytica board of directors, Mr. Zack updated the board on HFBE’s financial analysis presented at the April 12 board meeting and presented the board with Catalytica management’s analysis and valuation of the transaction. In addition, representatives of WSGR provided an overview of the draft contribution and merger agreement and management and WSGR presented an analysis of certain risks relating to the Snowflake entities identified in the due diligence review.

During April, the parties also exchanged drafts of, and negotiated, the ancillary agreements for the transaction, including the warrant, registration rights agreement and employment agreements.

On April 18, 2007, Mr. Worsley led Mr. Zack on another tour of the Snowflake power plant facilities. They also met with representatives of CoBank, the primary lender financing the plant, and of Stone & Webster Management Consultants, Inc., which conducted an independent due diligence review of the Snowflake plant for CoBank in September 2006, in connection with the credit facility relating to the plant. The parties examined the damage arising from a recent, isolated woodchip fire on the Snowflake premises, and discussed various issues with the representatives from CoBank.

Also on April 18, Mr. Zack, representatives of WSGR and Squire Sanders met at the offices of Squire Sanders in Phoenix, Arizona, to negotiate various open issues with respect to the contribution and merger agreement and related agreements.

On April 20, 2007, Squire Sanders distributed the fifth draft of the contribution and merger agreement to the parties. Over the succeeding days, WSGR and Squire Sanders negotiated and exchanged additional drafts of the contribution and merger agreement and ancillary documentation relating to the transaction.

On May 2, 2007, the board of directors of Catalytica met telephonically to discuss the proposed transaction. At the meeting, the board of directors discussed the final material terms of the transaction and reviewed the bases for HFBE’s fairness opinion. Representatives of HFBE who attended the meeting delivered HFBE’s oral opinion, subsequently confirmed in writing, that the transaction is fair to Catalytica’s existing stockholders from a financial point of view, as of the date of such opinion. Representatives of WSGR again reviewed with the board the board’s fiduciary obligations to Catalytica’s stockholders under Delaware case law in context of the transaction and described the terms of the transaction, including the remaining negotiating issues which were resolved subsequent to the prior board meeting. After discussion and deliberation, the board of directors unanimously approved the transaction and the contribution and merger agreement and related matters and resolved to recommend that Catalytica stockholders adopt the contribution and merger agreement.

On May 8, 2007, the parties executed the contribution and merger agreement. Later that day, Catalytica and the Snowflake entities issued a joint press release announcing the execution of the contribution and merger agreement.

On the next day, Hadley Partners began the process of contacting parties to solicit interest in the sale of Catalytica, in accordance with the terms of the contribution and merger agreement. Hadley Partners distributed marketing materials regarding Catalytica’s business to those parties who executed nondisclosure agreements. The thirty-day solicitation period concluded on June 7, 2007. On June 6, 2007, the board of directors of Catalytica held a meeting at which Hadley Partners summarized the status of the thirty-day solicitation period. Following a review of the proposals received, the Board concluded that Catalytica had not received any proposals that the board of directors considered likely to result in a transaction that is superior (as determined in accordance with the terms of the contribution and merger agreement and as described in the section of this proxy statement/prospectus entitled “The Contribution and Merger Agreement — Prohibition from Soliciting Other Offers”) to the proposed transaction between Catalytica and the Snowflake entities. However, the board authorized management to continue negotiations, consistent with the terms of the contribution and merger agreement, with respect to a sale of SCR-Tech on a stand-alone basis. Negotiations with respect to the sale of SCR-Tech have terminated. However, the boards of directors of Catalytica and Renegy, if the transaction is consummated, expect that they will continue to evaluate strategic alternatives with respect to SCR-Tech.

Consideration of the Transaction by the Catalytica Board of Directors and Reasons for the Transaction

At a meeting held on May 2, 2007, the Catalytica board of directors unanimously:

•	determined that the contribution and merger agreement and the consummation of the proposed transaction is advisable and in the best interests of Catalytica and its stockholders;

•	resolved to recommend that Catalytica stockholders vote “FOR” the adoption of the contribution and merger agreement.

The Catalytica board of directors believes that the following are reasons the transaction is expected to be beneficial to Catalytica and its stockholders:

•	Renegy will have an expanded focus on clean energy, operating under two divisions as an independent power producer of renewable energy and as a provider of emissions compliance services for the coal-fired power generation industry, thereby strategically broadening and diversifying Catalytica’s product and service offerings to include the large and growing renewable energy market;

•	the transaction will provide Renegy with an improved platform for future growth; and

•	the transaction will provide Catalytica’s stockholders with increased value over other potential alternatives.

In reaching its decision to approve the contribution and merger agreement and the transaction, the Catalytica board of directors consulted with Catalytica’s management, Catalytica’s legal counsel and other advisors, and took into account a written opinion of Catalytica’s financial advisors with respect to the fairness, from a financial point of view, of the transaction to Catalytica’s existing stockholders. The factors that the Catalytica board of directors considered in reaching its determination include, but were not limited to, the following:

•	Catalytica’s strategic alternatives (including continuing to execute its existing business plan as a stand-alone company, pursuing organic growth, making additional potential acquisitions and selling Catalytica) and the board of directors’ conclusion that the transaction represents a more feasible and desirable path to broadening and diversifying Catalytica’s product and service offerings over these alternatives;

•	historical information concerning Catalytica’s and the Snowflake entities’ respective businesses, prospects, financial performance and condition, operations, management and competitive position;

•	management’s view of the financial condition, results of operations and businesses of Catalytica and the Snowflake entities before and after giving effect to the transaction;

•	current financial market conditions and historical market prices, volatility and trading information with respect to Catalytica’s common stock;

•	the consideration to be paid to the holders of Catalytica common stock in the transaction, which consideration will result in Catalytica’s stockholders owning a minority interest in Renegy which will range from 30% to 41.5% depending on the extent to which the warrants issuable to the Worsley Trust in connection with the transaction are vested and exercised, a figure that was the result of extensive discussions between Catalytica and the Snowflake entities;

•	the relationship between the enterprise value of the Snowflake entities and the consideration proposed to be paid to the Worsley Trust in the transaction and a comparison of comparable merger transactions, which consideration will result in the Worsley Trust owning a majority interest in Renegy which will range from 58.5% to 70% depending on the extent to which the warrants are vested and exercised;

•	the belief that the terms of the contribution and merger agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable;

•	detailed financial analyses and pro forma and other information with respect to the companies presented by Catalytica’s financial advisors, Howard Frazier Barker Elliott, Inc., or HFBE (the full text of HFBE’s opinion, as amended, is set forth in Annex B to this proxy statement/prospectus) and by management in board presentations, including the financial advisor’s written opinion that, subject to the qualifications and limitations contained therein, the transaction is fair from a financial point of view to Catalytica’s existing stockholders;

•	the indemnification provisions contained in the contribution and merger agreement;

•	Renegy will be led by a strong management team, which includes Robert M. Worsley, the founder, Manager and President of the Snowflake entities, as the President, Chief Executive Officer and Chairman of the board of Renegy, who brings years of business experience to Renegy, having been the founder, Chief Executive Officer and President of SkyMall, Inc. In addition, Robert W. Zack, the current President, Chief Executive Officer and Chief Financial Officer of Catalytica, will serve as Executive Vice President and Chief Financial Officer of Renegy, thus assuring the continuity of the cultural values and vision that drove Catalytica as a stand-alone company;

•	the board of directors of Renegy would be a classified board consisting of seven directors and would be divided into three classes, with two current directors of Catalytica serving as Class I directors, whose terms would expire one year following the closing of the transaction, and three current directors of Catalytica serving as Class III directors, whose terms would expire three years following the closing of the transaction (and Worsley having agreed not to replace such directors prior to the expiration of their initial terms);

•	the terms of the standstill, non-competition and “corporate opportunity” covenants applicable to Worsley and its affiliates;

•	the terms of the contribution and merger agreement allowing Catalytica to solicit other offers for an acquisition of Catalytica for a thirty-day period following the execution of the contribution and merger agreement and to respond to offers after that time, as described in the section of this proxy statement/prospectus entitled “The Contribution and Merger Agreement — Solicitation of Offers for a Limited Time;”

•	reports from management, legal and financial advisors as to the results of the due diligence investigation of the Snowflake entities.

In addition, the Catalytica board of directors also identified and considered a variety of potentially negative factors in its deliberations concerning the transaction, including, but not limited to:

•	the risk that the potential benefits, including those of the proposed Snowflake biomass plant and contemplated future projects, sought in the transaction might not be fully realized;

•	the risk that despite the efforts of Renegy, key employees might not remain employed by Renegy;

•	risks associated with the cost, construction, design, operation, market, fuel and related aspects of the proposed Snowflake biomass plant;

•	the possibility that the transaction might not be consummated, or that the consummation might be unduly delayed, and the effect of public announcement of the transaction on Catalytica’s sales and operating results and price of its common stock;

•	risks associated with the Worsley Trust owning between 58.5% and 70% of Renegy on a fully diluted basis using the treasury stock method, and the ability of Worsley, subject to limitations, to control the affairs of Renegy;

•	risks associated with the potential of the board of directors of Renegy to be controlled by Worsley following the expiration of the terms of the Class III directors (consisting of current directors of Catalytica) as early as three years after the closing of the transaction;

•	risks associated with Catalytica’s and Renegy’s indemnification obligations to Worsley and the risk that the indemnification obligations and guarantees of Worsley to Catalytica and Renegy may not be enforceable or might be difficult to enforce;

•	the terms of the contribution and merger agreement prohibiting Catalytica from soliciting other offers for an acquisition of Catalytica after a 30-day solicitation period, as described in the section of this proxy statement/prospectus entitled “The Contribution and Merger Agreement — Prohibition from Soliciting Other Offers;”

•	the payment by Catalytica of a termination fee of up to $1,300,000 if the contribution and merger agreement is terminated under specified circumstances, as described in “The Contribution and Merger Agreement — Payment of Termination Fee;”

•	substantial charges to be incurred in connection with the transaction, including transaction expenses arising from the transaction; and

•	various other risks commonly associated with transactions such as the transaction, including risks associated with the merger and the business of Catalytica, the Snowflake entities and Renegy, including those described in “Risk Factors” beginning on page 17 of this proxy statement/prospectus.

The above discussion of the material factors considered by the Catalytica board of directors is not intended to be exhaustive, but does set forth the principal factors considered by the Catalytica board of directors. The Catalytica board of directors collectively reached the conclusion to approve the contribution and merger agreement and the transaction in light of the various factors described above and other factors that each member of the Catalytica board of directors felt were appropriate. In addition, each of the directors has different expertise and background, which may have informed his or her decision in approving the transaction and the contribution and merger agreement, and which provided different perspectives to the board’s discussions. In considering the factors discussed above, individual directors may have given different weights to different factors. In view of the wide variety of factors considered by the Catalytica board of directors in connection with its evaluation of the transaction and the complexity of these matters, the Catalytica board of directors did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. Rather, the Catalytica board of directors made its recommendation based on the totality of information presented to, and the investigation conducted by, it, and the discussions among the board.

Recommendation of the Catalytica Board of Directors

After careful consideration and deliberation, and based on the foregoing analysis, as well as information evaluated at board meetings, including a meeting of the Catalytica board of directors held on May 2, 2007, the Catalytica board of directors determined that the transaction is advisable, and is fair to and in the best interests of Catalytica and its stockholders, and unanimously approved the transaction and the contribution and merger agreement. The Catalytica board of directors unanimously recommends that the Catalytica stockholders vote “FOR” the proposal to adopt the contribution and merger agreement.

Opinion of Catalytica’s Financial Advisor

Howard Frazier Barker Elliott, Inc. (HFBE) has advised Catalytica’s board of directors that, in its opinion, the terms of the transaction are fair, from a financial point of view, to the existing common stockholders of Catalytica. The full text of HFBE’s opinion, dated May 2, 2007, as amended, which describes the procedures followed, assumptions made, and other matters considered in the opinion, is included in this document as Annex B. We urge you to read the full opinion.

HFBE’S OPINION IS DIRECTED TO CATALYTICA’S BOARD OF DIRECTORS AND ADDRESSES ONLY THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE TERMS OF THE

TRANSACTION. THE OPINION DOES NOT ADDRESS THE UNDERLYING BUSINESS DECISION TO PROCEED WITH THE TRANSACTION AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO HOW THE STOCKHOLDER SHOULD VOTE WITH RESPECT TO THE TRANSACTION OR ANY OTHER RELATED MATTER. HFBE’S OPINION IS BASED ON ANALYSES WHICH CONTAIN ESTIMATES AND VALUATION RANGES WHICH ARE NOT NECESSARILY INDICATIVE OF ACTUAL VALUES OR PREDICTIVE OF FUTURE RESULTS OR VALUES.

In connection with the preparation of its opinion, HFBE made certain reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, HFBE:

•	reviewed the Letter of Intent dated January 22, 2007 concerning the transaction;

•	reviewed the draft contribution and merger agreement dated April 26, 2007 concerning the transaction;

•	reviewed Catalytica’s filings with the Securities and Exchange Commission including annual reports on Form 10-K or Form 10-KSB for the fiscal years ended December 31, 2001 through December 31, 2006;

•	reviewed financial projections for the years ending December 31, 2007 through December 31, 2012 for Catalytica as prepared by management of Catalytica;

•	reviewed draft audited financial statements for the Snowflake entities for the years ended December 31, 2004 through 2006;

•	reviewed 20-year financial projections for the Snowflake biomass power plant as prepared by management of the Snowflake entities;

•	reviewed financial projections for the years ending December 31, 2007 through December 31, 2008 for Renegy LLC and Renegy Trucking;

•	conducted discussions with members of senior management of Catalytica and the Snowflake entities concerning their respective businesses and prospects;

•	reviewed the historical market prices and trading activity for Catalytica’s common stock;

•	reviewed the power purchase agreements between both (i) Arizona Public Service Company and (ii) Salt River Project Agricultural Improvement and Power District and Snowflake;

•	reviewed the Independent Engineer Due Diligence Review prepared by Stone & Webster Management Consultants, Inc. as of September 8, 2006;

•	reviewed the Fuel Supply Review prepared by HDR Engineering as of September 7, 2006 and updated as of March 10, 2007;

•	reviewed the Work Breakdown Structure Report for Snowflake as of February 28, 2007;

•	reviewed the lease agreement between a subsidiary of Abitibi Consolidated, Inc. and Snowflake dated 2005;

•	reviewed the Construction Assessment and Design Component Overview prepared by Cummins & Barnard, Inc. as of March 2007;

•	reviewed such other matters as HFBE deemed necessary, including an assessment of general economic, market and monetary conditions.

In addition, HFBE held discussions with members of the management of each of Catalytica, SCR-Tech and the Snowflake entities regarding the businesses, operations, financial condition and prospects of their respective companies. HFBE also held discussions with certain advisors to Catalytica and the Snowflake entities regarding the businesses and financial projections provided by management of the respective businesses. HFBE also performed such other financial studies, analyses and investigations as it deemed appropriate.

In arriving at its opinion, HFBE assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information provided to it for the purposes of its opinion. HFBE did not independently verify the furnished information, or undertake an independent appraisal of the assets of Catalytica or the Snowflake entities. HFBE was informed that the financial statements of the Snowflake entities described above were the only financial statements that were available as of the date of its opinion. HFBE assumed that the financial projections prepared by the management of Catalytica and the Snowflake entities represented their best judgment as to the future financial condition and results of operations of Catalytica and the Snowflake entities and assumed that the projections had been reasonably prepared based on such current judgment. HFBE assumed that there had been no material change in Catalytica’s or the Snowflake entities’ financial condition, results of operations, business or prospects since the date of the last financial statements made available to HFBE. HFBE also assumed that the final terms of the transaction would not vary materially from those set forth in the draft merger agreements reviewed by HFBE.

The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Furthermore, in arriving at its opinion, HFBE did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis or factor. Accordingly, HFBE believes that its analysis must be considered as a whole and that considering any portion of such analysis and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its opinion. In its analyses, HFBE made numerous assumptions with respect to the industry, general business and economic conditions and other matters, many of which are beyond the control of Catalytica and the Snowflake entities. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values which may be significantly more or less favorable than as set forth therein. In addition, analyses relating to the value of the business do not purport to be appraisals or to reflect the prices at which businesses may actually be sold.

HFBE’s opinion was based on economic, market, financial and other conditions as they existed as of the date of the opinion, and on the information made available to HFBE as of the date of the opinion. Although subsequent developments may affect the conclusion reached in the opinion, HFBE has no obligation to update, revise, or reaffirm the opinion. The type and amount of consideration payable in the transaction and the decision to enter into the transaction was solely determined by the board of directors of Catalytica. HFBE’s opinion and financial analyses were only one of many factors considered by the board of directors of Catalytica in its evaluation of the transaction and should not be viewed as determinative of the views of the Catalytica board of directors or management with respect to the transaction. In addition, HFBE did not express any opinion as to the price or range of prices at which shares of Renegy common stock would trade at any time following the consummation of the transaction.

The following is a summary of the material financial analyses performed by HFBE in connection with rendering its opinion.

Historical Trading Prices

As of December 31, 2006, Catalytica had approximately 18.2 million common shares outstanding with an aggregate equity market capitalization of $27.7 million. The estimated float comprised approximately 17.6 million shares. HFBE noted that, on April 5, 2007, the closing price per share of Catalytica common stock was $1.52. HFBE also reviewed the average of the closing prices per share of Catalytica common stock, as well as the low and high closing price per share of Catalytica common stock, over the 30 trading-day, three-month, six-month and one-year periods ending on April 5, 2007. The results of this review are noted in the table below.

	Highest Closing	Average of Closing	Lowest Closing
	Price Over	Prices Over	Price Over
Specified Period	Specified Period	Specified Period	Specified Period

Three months	$2.01	$1.70	$1.36
Twelve months	2.07	1.44	0.97
Two years	2.35	1.48	0.97
Three years	3.60	1.83	0.97

HFBE noted the bid/ask spread for Catalytica common stock had been in excess of 5.0 percent on several days during the twelve month period ended February 28, 2007. In addition, the stock price often varied by 10 to 20 percent intraday on trading volumes less than 50,000 shares. Higher trading volumes tended to cause greater fluctuations in stock prices. For example, on one trading day with volume of 890,000 shares, the stock price ranged from $1.20 to $2.36 with no announcements or other press releases made by Catalytica or any third party.

Based on the foregoing discussion and price/volume analysis of Catalytica’s common stock, HFBE concluded that the market price is not representative of the equity value of Catalytica.

Valuation Analysis

Discounted Cash Flow Analysis — Catalytica

HFBE performed a discounted cash flow (DCF) analysis to estimate the present value of the unlevered cash flows projected to be generated by Catalytica over the next five years. The projections used in the DCF for fiscal years 2007-2011 were prepared by Catalytica management.

HFBE determined the equity value of Catalytica on a going concern basis and a break-up value basis. HFBE utilized a WACC ranging from 20.25 to 22.75 percent which were selected to reflect the risk inherent in Catalytica’s business and its projections. Terminal values were calculated by capitalizing the terminal year (2011) free cash flow using a WACC range of 20.25 to 22.75 percent and a terminal growth rate of 3.0 to 5.0 percent.

The resulting range of values for Catalytica’s operations was $900,000 to $3.3 million under the going concern analysis and $4.1 million to $7.6 million under the break-up analysis. Additionally, HFBE considered potential value of Catalytica’s net operating loss carryforwards (NOLs) assuming a limitation under Internal Revenue Service Sec. 382 under the break-up analysis and calculated a value of $1.0 million for the NOLs. The value of the NOLs was included in the value of Catalytica’s operations under the going concern analysis. Adding net cash and cash equivalents of $17.3 million under the going concern analysis and $14.1 million under the break-up analysis resulted in a range of equity values of $18.2 to $22.6 million for Catalytica.

DCF analysis is a widely used valuation methodology, but it relies on numerous assumptions, including assets and earnings growth rates, terminal values, and discount rates. This analysis is not necessarily indicative of the actual present or future value or results of Catalytica, which may be significantly more or less favorable than suggested by such analysis.

Discounted Cash Flow Analysis — Snowflake Entities

HFBE performed a discounted cash flow (DCF) analysis to estimate the present value of the levered cash flows projected to be generated by the Snowflake biomass power plant over the next twenty years, the term of the power purchase agreements. The projections used in the DCF for fiscal years 2007-2017 were prepared by management of the Snowflake entities. HFBE used leveraged cash flows based on the Snowflake entities’ existing long-term financing, which had been closed in September 2006.

HFBE utilized a cost of equity ranging from 14.0 to 16.0 percent which were selected to reflect the risk inherent in the Snowflake plant’s business and its projections. Terminal values were calculated by capitalizing the terminal year (2017) free cash flow using a WACC range of 13.0 to 15.0 percent and a terminal growth rate of zero.

The resulting range of equity values for Snowflake was $26.7 to $31.6 million. Based on discussions with consultants retained by Catalytica, HFBE deducted $2.0 million from the equity values for potential cost overruns, which represented the maximum amount of estimated cost overruns that would be incurred by Renegy following the transaction. Additionally, HFBE calculated a range of values for the Renegy Trucking operations of $1.0 to $1.3 million using management projections for 2 years and a WACC of 16.0 to 18.0 percent. The resulting range of equity values was of $27.7 to $32.9 million for the Snowflake entities.

DCF analysis is a widely used valuation methodology, but it relies on numerous assumptions, including assets and earnings growth rates, terminal values, and discount rates. This analysis is not necessarily indicative of the actual present or future value or results of the Snowflake entities, which may be significantly more or less favorable than suggested by such analysis.

Market Approach — Analysis of Comparable Publicly Traded Companies

Typically, HFBE would utilize a comparable publicly-traded company analysis to calculate implied values for both Catalytica and the Snowflake entities. HFBE searched for public companies in the catalytic filter business and operators of biomass power facilities, but was unable to locate any comparable companies for either Catalytica or the Snowflake entities.

Market Approach — Selected Merger and Acquisition Transactions

Typically, HFBE would utilize a comparable merger and acquisition transaction analysis to calculate implied values for both Catalytica and the Snowflake entities. HFBE searched for recent transactions involving target companies in the catalytic filter business or operators of biomass power facilities, but was unable to locate any comparable transactions for either Catalytica or the Snowflake entities.

Value of the Warrant

HFBE valued the warrant to be issued by Renegy to the Worsley Trust in the transaction. The warrant to purchase up to approximately 2.5 million common shares of Renegy vests in three equal amounts based on certain milestones achieved by Renegy post transaction. HFBE utilized the equity values previously calculated for both Catalytica and the Snowflake entities, analyzed historical volatility of publicly-traded companies in the renewable energy industry and utilized a Black-Scholes model to calculate a value for the warrant. Based on discussions with management, HFBE assigned various probabilities from 90% to 70% to the vesting milestones. The resulting value of the warrant was $2.0 million, of which 58.5 percent, or $1.17 million was allocable to the value of the Snowflake entities.

Relative Value Analysis

In the transaction, Renegy will issue approximately 3.8 million shares representing 58.5 percent of Renegy’s fully diluted common stock to the Worsley Trust and issue a warrant to purchase approximately 2.5 million shares of Renegy’s common stock at an exercise price of $16.38 per share to the Worsley Trust. Additionally, Catalytica’s stockholders will be issued approximately 2.7 million shares of common stock in Renegy, which in combination with the conversion of existing options outstanding on Catalytica’s common stock, represent 41.5 percent of the fully diluted common stock of Renegy.

HFBE compared the relative contribution of the range of equity values calculated for Catalytica to the range of equity values calculated for the Snowflake entities. This analysis is set forth below.

	Indicated Equity Value	Indicated Equity Value
Equity Values (000s)	Low	High

Catalytica	$18,200	$22,600
Snowflake entities	27,700	32,900
Warrants	(1,170)	(1,170)

Total	44,730	54,330
Catalytica share of total	40.7%	41.6%

HFBE noted Catalytica’s percentage share of the combined value of 40.7 percent to 41.6 percent compared favorably to Catalytica’s 41.5 percent sharing ratio per the transaction.

HFBE is a recognized business valuation and investment banking firm with expertise in, among other things, valuing businesses and securities and rendering fairness opinions. HFBE is continually engaged in the valuation of businesses and securities in connection with mergers and acquisitions, private placements of equity and debt, employee stock ownership plans and other general corporate purposes. Catalytica selected HFBE because of its experience and expertise in performing valuation and fairness opinion analyses. HFBE does not beneficially own nor has it ever beneficially owned any interest in Catalytica or Renegy. Furthermore, HFBE has no agreement or understanding to provide additional services to Catalytica or Renegy beyond the scope of this fairness opinion. HFBE received a fee of $350,000 for its services to Catalytica. In addition, HFBE will be reimbursed by Catalytica, at HFBE’s cost, for its reasonable out-of-pocket expenses incurred in connection with providing its services to

Catalytica, and Catalytica has agreed to indemnify HFBE for certain liabilities related to or arising out of the engagement, including liabilities under federal securities laws.

Vote Required

Approval of the proposal to adopt the contribution and merger agreement requires the affirmative vote of holders of at least a majority of the outstanding shares of Catalytica common stock. Adoption of the contribution and merger agreement by Catalytica stockholders will also constitute approval of the merger. For a description of the treatment and effect of abstentions and broker non-votes, see “The Special Meeting of Catalytica Stockholders — Required Vote, Quorum, Abstentions and Broker Non-Votes” in this proxy statement/prospectus.

Interests of Certain Persons in the Transaction

Catalytica stockholders considering the recommendation of the Catalytica board of directors regarding the merger should be aware that Catalytica’s directors and executive officers and certain other persons may have interests in the transaction that are different from, or in addition to, the interests of Catalytica stockholders generally, as described below. The board of directors of Catalytica was aware of and considered these potentially conflicting interests when it adopted the contribution and merger agreement and approved the transaction. These interests include, among other things, the following:

•	Robert W. Zack, a director and current President, Chief Executive Officer and Chief Financial Officer of Catalytica will become the Executive Vice President and Chief Financial Officer of Renegy following the transaction;

•	Mr. Zack will be entitled to an aggregate of approximately $675,000 in change of control retention payments pursuant to his existing employment agreement with Catalytica, as follows: 1/3 of his annual compensation and target bonus (or approximately $225,000) on the closing date of the transaction, another 1/3 of his annual compensation and target bonus (or approximately $225,000) six months following the closing and a final 1/3 of his annual compensation and target bonus (or approximately $225,000) one year following the closing, subject to Mr. Zack’s continuous employment by Renegy through such dates;

•	Mr. Zack’s current employment agreement with Catalytica also provides for severance in the amount of 200% of his annual compensation (currently $300,000) and a pro rata cash payment of his then target bonus (currently $375,000) less any retention payments described above, continued employee benefits (100% company-paid) for up to two years from the date of his involuntary termination, including subsidized COBRA premiums for himself and his eligible dependents for up to a maximum of 18 months, and 100% acceleration of all then unvested stock and restricted stock awards in the event that Mr. Zack is involuntarily terminated other than for cause at any time after an announcement of a change of control (which would include the proposed merger), and prior to 24 months following a change of control or the announcement of a change of control, whichever come later. See “Management — Executive Compensation and Other Matters” below for a description of Mr. Zack’s current employment agreement with Catalytica, which will be assumed by Renegy pursuant to the acknowledgement letter agreement entered into by and between Mr. Zack and Renegy, as described in “Other Agreements — Acknowledgement Letter Agreement and Noncompetition Agreement with Robert W. Zack” below;

•	five of the current Catalytica directors — Richard A. Abdoo, William B. Ellis, Howard I. Hoffen, Ricardo B. Levy and Susan F. Tierney — will continue to serve as directors of Renegy following the transaction;

•	the contribution and merger agreement provides that Renegy will provide continued indemnification of current directors and officers of Catalytica and the continuation of directors’ and officers’ liability insurance following the transaction;

•	William McMahon, the current President of SCR-Tech, will continue to serve in that capacity. In addition, under his employment agreement with Catalytica, SCR-Tech and CESI-SCR, Inc., William McMahon will be entitled to receive severance in the amount of up to 200% of his annual compensation (currently $215,000), including his target bonus (currently $107,500), and continued benefits (100% company-paid) for up to two years from the date of his involuntary termination in the event that he is involuntarily terminated other than for cause at any time after an announcement of a change of control of Catalytica or SCR-Tech (which would include the proposed merger), and prior to 24 months following a change of control of Catalytica or SCR-Tech, or the announcement of a change of control of Catalytica or SCR-Tech, whichever comes later. See “Management — Executive Compensation and Other Matters” below for a description of Mr. McMahon’s employment agreement; and

•	Catalytica’s 1995 Stock Plan provides for the acceleration of vesting of all outstanding equity awards in the event of a change in control, which includes the proposed merger, on the date six months after the change in control or upon any earlier involuntary termination of the affected employee by the successor corporation. In connection with the proposed transaction, the board of directors of Catalytica in May 2007 authorized and approved, contingent on the closing of the transaction, the acceleration of any unvested portion of all outstanding equity awards under the 1995 Stock Plan as of immediately prior to the closing of the transaction, which will result in all equity awards under the 1995 Stock Plan accelerating six months sooner than they would have under the terms of the plan. With respect to Catalytica’s directors and officers, however, such acceleration approved by the board of directors in May 2007 is conditioned on the director and/or officer, as the case may be, executing a stock restriction agreement or similar instrument whereby he or she agrees not to sell any shares underlying any such option or equity award until the date that such share would have otherwise vested without regard to the acceleration approved by the board of directors of Catalytica in May 2007 (i.e., six months after the closing of the transaction).

The following table identifies, for each Catalytica director and executive officer, as of June 30, 2007, such person’s relationship to Catalytica, the aggregate number of shares subject to outstanding options to purchase shares of Catalytica common stock held by such person, the aggregate number of such shares that are vested, the aggregate number of such shares subject to accelerated vesting in connection with the proposed transaction (subject to the restrictions described in the preceding paragraph), the weighted average exercise price of all outstanding options held by such person, and the number of restricted stock units held by such person.

				(B)
				Aggregate
				Shares
		Aggregate	(A)	Subject to
		Shares	Aggregate	Accelerated	Weighted
		Subject to	Shares	Vesting in	Average
		Outstanding	Subject to	Connection	Price of	Number of
	Relationship to	Options	Vested	with	Outstanding	Restricted
Name	Catalytica	(A+B)	Options	Transaction	Options	Stock Units

Robert W. Zack	President, CEO, CFO and Director	523,400	275,883	247,517	$2.0857	70,969
William J. McMahon	President, SCR-Tech LLC	169,300	67,621	101,679	$1.8033	48,844
Richard A. Abdoo	Vice Chairman of the Board, Director	35,000	35,000	—	$2.1871	25,757
William B. Ellis	Director	54,000	54,000	—	$5.0893	7,575
Howard I. Hoffen	Director	68,000	68,000	—	$5.3992	7,575
Ricardo B. Levy	Chairman of the Board, Director	176,039	176,039	—	$7.3048	7,575
David F. Merrion	Director	40,000	40,000	—	$2.8400	7,575
Susan F. Tierney	Director	65,000	65,000	—	$3.2803	7,575

You should also be aware that R. Worsley and Scott Higginson, the Manager and President and Executive Vice President, respectively, of the Snowflake entities, have interests in the transaction that are different from, or in addition to, your interests as a Catalytica stockholder. These interests include, among other things, the following:

•	R. Worsley will become President, Chief Executive Officer and Chairman of the board of directors of Renegy following the transaction pursuant to an employment agreement with Renegy, and will receive an annual salary of $300,000 (subject to annual review and possible increase). See “Other Agreements —

Employment and Related Agreements” for a description of Mr. Worsley’s employment agreement with Renegy;

•	Scott Higginson will become Senior Vice President of Renegy following the transaction pursuant to an employment agreement with Renegy, and will receive an annual salary of $200,000 (subject to annual review and possible increase). In addition, Mr. Higginson will receive 7,143 shares of common stock and an option to purchase 7,143 shares of Renegy common stock (in each case, as adjusted to reflect the merger exchange ratio) at the closing of the transaction pursuant to the employment agreement. See “Other Agreements — Employment and Related Agreements” for a description of Mr. Higginson’s employment agreement with Renegy;

•	the employment agreements for R. Worsley and Scott Higginson also provide for severance benefits as follows:

•	in the event any one of them is terminated without cause or terminates his employment for good reason not in connection with a change of control, he will be entitled to receive (i) an amount equal to two years of his yearly salary in effect on the termination date; (ii) a pro-rated portion of the amount of incentive compensation he would earn for the fiscal year in which the termination occurs if the results of operations of Renegy for the period from the beginning of such fiscal year to the termination date were annualized; and (iii) full vesting of all outstanding stock options held by him; and

•	in the event any one of them is terminated without cause or terminates his employment for good reason in connection with a change of control, he will be entitled to receive: (i) an amount equal to two years of his yearly salary in effect on the termination date; (ii) the maximum amount of incentive compensation which he could earn for the fiscal year in which the termination date occurs; and (iii) full vesting of outstanding stock options held by him;

•	Renegy will issue to the Worsley Trust 3,774,048 shares of common stock and warrants to purchase up to 2,473,023 additional shares in consideration of the contribution of the membership interests of the Snowflake entities;

•	the Worsley Trust will own 58.5% of the outstanding shares of Renegy’s common stock and warrants to acquire up to an additional 11.5% of Renegy’s common stock following the transaction and therefore will be Renegy’s controlling stockholder;

•	R. Worsley will be appointed to the board of directors of Renegy and will have the ability to designate another director, representing two of the seven directors, until the third annual meeting of stockholders. After one year he will have the ability to replace two of the other directors and in such event he will control a majority of the board. After three years, R. Worsley will have the ability to replace the remaining three directors;

•	R. Worsley will have the right to designate at least one member of Renegy’s board committees (except the special committee), as described in the section “Contribution and Merger Agreement-Board of Directors and Management of Renegy Following the Transaction,” until the third annual meeting following the closing of the transaction;

•	pursuant to a registration rights agreement, Renegy must file and pay the expenses for one or more registration statements to allow the Worsley Trust to register for resale its shares of Renegy’s common stock issued in connection with the transaction, including shares issuable upon exercise of the warrants;

•	Worsley will have certain indemnification rights from Renegy and Catalytica for breaches, of the failure to perform or satisfy any of, the representations, warranties and agreements made by Catalytica in the contribution and merger agreement and R. Worsley and Scott Higginson will be provided with directors’ and officers’ liability insurance following the transaction;

•	Catalytica has agreed to pay the Snowflake entities a termination fee of up to $1,300,000 and up to $500,000 for reimbursement of expenses incurred in connection with the transaction if the contribution and merger agreement is terminated under certain specified circumstances described in “The Contribution and Merger Agreement — Payment of Termination Fee;”

•	we have agreed to indemnify R. Worsley for his obligations under a personal guaranty in favor of Salt River Project Agricultural Improvement and Power District (SRP) to which he and his spouse are parties. Under the guaranty, R. Worsley has guaranteed the punctual payment of all sums of money (including any damages) which may be owed by Snowflake to SRP under the power purchase agreements with SRP. R. Worsley also agreed under the guaranty to maintain a net worth of at least $35 million. In addition, we have agreed to indemnify R. Worsley for up to $2 million under a personal guaranty by R. Worsley and his spouse in favor of CoBank, ACB, as administrative agent under the Snowflake entities’ main credit facility, relating to cost overruns incurred in connection with construction of the plant; and

•	if the transaction is completed, the Snowflake entities will pay the reasonable transaction expenses of Worsley incurred in connection with the transaction.

Governmental and Regulatory Approvals

The parties are not aware of any governmental or regulatory approvals required in order to complete the transaction. However, governments, states or private persons may challenge the transaction at any time before or after its completion. There can be no assurance that a challenge to the transaction will not be made or that, if a challenge is made, we will prevail.

Restrictions on Sales of Shares of Renegy Common Stock Received in the Transaction

The shares of Renegy common stock to be issued in connection with the transaction will be registered under the Securities Act and will be freely transferable, except for shares of Renegy common stock issued to any person who is deemed to be an “affiliate” of Catalytica or of the Snowflake entities prior to the transaction, or of Renegy following the transaction. Persons who may be deemed “affiliates” of Catalytica or of the Snowflake entities prior to the transaction include individuals or entities that control, are controlled by, or are under common control with Catalytica or the Snowflake entities prior to the transaction, and may include officers and directors, as well as principal stockholders of Catalytica, and managers of the Snowflake entities prior to the transaction.

Persons who may be deemed to be affiliates of Catalytica or of the Snowflake entities prior to the transaction may not sell any of the shares of Renegy common stock received by them in connection with the transaction except pursuant to:

•	an effective registration statement under the Securities Act covering the resale of those shares;

•	an exemption under paragraph (d) of Rule 145 under the Securities Act; or

•	any other applicable exemption under the Securities Act.

In addition, persons who become affiliates of Renegy after the transaction will be required to comply with Rule 144, promulgated under the Securities Act, if they wish to sell or otherwise transfer any of the shares of Renegy common stock they hold. Renegy’s registration statement on Form S-4, of which this proxy statement/prospectus forms a part, does not cover the resale of shares of Renegy common stock to be received in connection with the transaction by persons who may be deemed to be affiliates of Catalytica or of the Snowflake entities prior to the transaction or Renegy after the transaction.

Listing on the NASDAQ Global Market of Renegy Shares Issued Pursuant to the Transaction

Renegy has applied to have its common stock, including the shares issuable in the transaction, listed on the NASDAQ Global Market under the symbol “RNGY,” and will use commercially reasonable efforts to cause such shares to be approved for listing on the NASDAQ Global Market, subject to official notice of issuance. If the NASDAQ Global Market is not available or Renegy cannot through the exercise of commercially reasonable efforts meet the listing requirements therefor, then Renegy will apply to have its common stock listed on the NASDAQ Capital Market.

Delisting and Deregistration of Catalytica Common Stock After the Merger

When the transaction is completed, Catalytica common stock will be delisted from the NASDAQ Global Market and deregistered under the Exchange Act.

Appraisal Rights

Under Delaware law, holders of Catalytica common stock are not entitled to appraisal rights in connection with the merger because Catalytica common stock is listed on the NASDAQ Global Market and we expect that Renegy common stock will be listed on the NASDAQ Global Market or the NASDAQ Capital Market.

Accounting Treatment of the Transaction

The transaction will be accounted for as a purchase transaction for accounting and financial reporting purposes, in accordance with U.S. generally accepted accounting principles. The Snowflake entities will be treated as the acquiring corporation for these purposes since the owner of the Snowflake entities will initially own 58.5% of the common stock of Renegy, on a fully diluted basis using the treasury stock method, immediately following the transaction. After the transaction, the results of operations of Catalytica will be included in the consolidated financial statements of Renegy. The purchase price will be allocated based on the fair values of the assets acquired and the liabilities assumed. Pursuant to Statements of Financial Accounting Standards No. 141, “Business Combinations” and No. 142, “Goodwill and Other Intangible Assets,” goodwill is not amortized. Rather, goodwill will be subject to at least annual assessment for impairment based on a fair value test. A final determination of the required purchase accounting adjustments, including the allocation of the purchase price to the assets acquired and liabilities assumed based on their respective fair values, has not yet been made. Renegy will determine the fair value of assets and liabilities and will make appropriate business combination accounting adjustments. However, for purposes of disclosing unaudited pro forma information in this proxy statement/prospectus, Catalytica has made a preliminary determination of the purchase price allocation, based upon current estimates and assumptions, which is subject to revisions upon consummation of the transaction.

Material United States Federal Income Tax Consequences of the Merger

The following discussion summarizes the material U.S. federal income tax considerations of the merger that are expected to apply generally to U.S. Holders (as defined below) of Catalytica common stock upon an exchange of their Catalytica common stock for Renegy common stock in the merger. This summary is based upon current provisions of the Code, existing Treasury regulations under the Code and current administrative rulings and court decisions, all of which are subject to change. Any change, which may or may not be retroactive, could alter the tax consequences to Catalytica or the stockholders of Catalytica as described in this summary. In addition, this summary assumes the truth and satisfaction of the statements and conditions described below as the basis for the tax opinions of Wilson Sonsini Goodrich & Rosati, Professional Corporation, tax counsel to Catalytica, and Squire, Sanders & Dempsey L.L.P., tax counsel to the Snowflake entities. No attempt has been made to comment on all U.S. federal income tax consequences of the merger that may be relevant to particular U.S. Holders, including holders:

•	who are subject to special tax rules such as dealers in securities, foreign persons, mutual funds, regulated investment companies, real estate investment trusts, insurance companies, banks or other financial institutions or tax-exempt entities;

•	who are subject to the alternative minimum tax provisions of the Code;

•	who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions;

•	who hold their shares as a hedge or as part of a hedging, straddle or other risk reduction strategy;

•	pass-through entities and investors in pass-through entities; or

•	who do not hold their shares as capital assets.

In the case of a U.S. Holder that is a partnership, the U.S. federal income tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships that are holders of Catalytica common stock and the partners in such partnerships are urged to consult their own tax advisors regarding the consequences to them of the merger.

In addition, the following discussion does not address the tax consequences of the merger under state, local and foreign tax laws. Furthermore, the following discussion does not address any of the following:

•	the tax consequences of transactions effectuated before, after or at the same time as the merger, whether or not they are in connection with the merger, including, without limitation, transactions in which Catalytica shares are acquired or Renegy shares are disposed of;

•	the tax consequences to holders of options issued by Catalytica which are assumed, replaced, exercised or converted, as the case may be, in connection with the merger;

•	the tax consequences of the receipt of Renegy shares other than in exchange for Catalytica shares;

•	the tax consequences of any cash payment to the holders of Catalytica shares as a result of a sale of the SCR-Tech business (as described above); or

•	the tax implications of (i) a failure of the transfer of shares of Catalytica common stock for shares of Renegy common stock pursuant to the merger to qualify as an exchange under Section 351 of the Code and (ii) a failure of the merger to qualify as a reorganization under Section 368(a) of the Code.

For purposes of this discussion, a U.S. Holder means a beneficial owner of Catalytica common stock who is:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any subdivision thereof;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

Holders of Catalytica common stock are advised and expected to consult their own tax advisors regarding the U.S. federal income tax consequences of the merger in light of their personal circumstances and the consequences of the merger under state, local and foreign tax laws.

It is a condition to the consummation of the transaction that each of Wilson Sonsini Goodrich & Rosati, Professional Corporation, outside counsel to Catalytica, and Squire, Sanders & Dempsey L.L.P., outside counsel to the Snowflake entities, render a tax opinion to their respective clients to the effect that the exchange of shares of Catalytica common stock for shares of Renegy common stock pursuant to the merger, when taken together with the contribution and the transactions contemplated in connection therewith, should qualify as an exchange pursuant to Section 351(b) of the Code. The tax opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, and the tax opinion of Squire, Sanders & Dempsey L.L.P. discussed in this section are each conditioned upon certain assumptions stated in their respective tax opinions and certain customary representations being delivered by Renegy, Catalytica, the Merger Subsidiary, Worsley, and the Snowflake entities.

No ruling from the Internal Revenue Service, or IRS, has been or will be requested in connection with the merger. In addition, stockholders of Catalytica should be aware that the tax opinions discussed in this section are not binding on the IRS, the IRS could adopt a contrary position and a contrary position could be sustained by a court.

Subject to the assumptions and limitations discussed above, it is the opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, that the exchange of shares of Catalytica common stock for shares of Renegy common stock pursuant to the merger, and the contribution and the transactions contemplated in connection therewith, when taken together, should qualify as an exchange pursuant to Section 351(b) of the Code for U.S. federal income tax purposes. Accordingly, if the transfer of shares of Catalytica common stock for shares of

Renegy common stock pursuant to the merger is treated for U.S. federal income tax purposes as an exchange under Section 351 of the Code (or if the merger is treated as a reorganization pursuant to Section 368(a) of the Code),

•	U.S. Holders will not recognize any gain or loss upon the receipt of solely Renegy common stock for their Catalytica common stock;

•	the aggregate tax basis of the shares of Renegy common stock received by U.S. Holders in the merger will be the same as the aggregate basis of the shares of Catalytica common stock surrendered in exchange therefor;

•	the holding period of the shares of Renegy common stock received by U.S. Holders in the merger will include the holding period of the shares of Catalytica common stock surrendered in exchange therefor;

•	U.S. Holders who exercise appraisal rights and receive payment for their Catalytica common stock in cash should generally recognize gain or loss for federal income tax purposes, measured by the difference, if any, between the amount of cash received and their basis in such shares, provided that the payment is not treated as a dividend distribution for tax purposes; and

•	none of Renegy, Catalytica or Snowflake Acquisition Corporation will recognize any gain or loss solely as a result of the merger.

Certain Catalytica stockholders may be required to attach a statement to their tax returns for the year in which the merger is consummated that contains the information listed in Treasury Regulation Section 1.351-3T(a) and, if applicable, Treasury Regulation Section 1.368-3(b). Catalytica stockholders are urged to consult their own tax advisors with respect to the applicable reporting requirements.

THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL OF THE MERGER’S POTENTIAL TAX EFFECTS. CATALYTICA STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS AND THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER APPLICABLE TAX LAWS.

THE CONTRIBUTION AND MERGER AGREEMENT

This section of the proxy statement/prospectus describes material aspects of the contribution and merger agreement. While we believe that the description covers the material terms of the contribution and merger agreement, this summary may not contain all of the information that is important to you. You should review carefully the other information contained in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus in considering whether to adopt the contribution and merger agreement. See the section entitled “Where You Can Find More Information” on page 207 of this proxy statement/prospectus.

Structure of the Transaction

The contribution and merger agreement provides for a transaction with two principal components:

•	Snowflake Acquisition Corporation, a newly formed wholly-owned subsidiary of Renegy, will merge with and into Catalytica, with Catalytica surviving the merger; and

•	the concurrent contribution of all of the outstanding equity interests of Renegy, LLC, Renegy Trucking, LLC and Snowflake White Mountain Power, LLC, or the Snowflake entities, to Renegy.

Upon consummation of the transaction, Catalytica and the Snowflake entities will become wholly-owned subsidiaries of, and operate under, Renegy.

Completion and Effectiveness of the Transaction

Renegy will complete the transaction when all of the conditions to completion of the transaction contained in the contribution and merger agreement are satisfied or waived, including the adoption of the contribution and merger agreement by the stockholders of Catalytica. The merger will become effective upon the filing of a certificate of merger with the Delaware Secretary of State. Trading in Renegy common stock is expected to commence on the business day following the completion of the merger.

The parties are working to complete the transaction as quickly as possible and currently plan to complete the transaction in the third quarter of 2007.

Transaction Consideration

Upon completion of the merger, each share of Catalytica common stock outstanding immediately prior to the effective time of the merger will be canceled and extinguished and automatically converted into the right to receive one-seventh (1/7th) of a share of Renegy common stock, which we refer to as the merger exchange ratio, upon surrender of the certificate representing such share of Catalytica common stock in the manner provided in the contribution and merger agreement. Upon completion of the merger, Renegy also will assume options and restricted stock units outstanding under Catalytica’s 1995 Stock Plan.

In consideration of the contribution of all of the membership interests of the Snowflake entities to Renegy in connection with the transaction, Renegy will issue 3,774,048 shares of Renegy common stock and warrants to purchase up to 2,473,023 shares of Renegy common stock to the Worsley Trust. The number of shares of Renegy common stock issuable to the Worsley Trust in connection with the transaction will be reduced by the amount of indebtedness of the Snowflake entities as of the closing date of the transaction (other than trade payables incurred in the ordinary course or business, outstanding balances under certain construction loans and capital leases as set forth in a schedule to the contribution and merger agreement, the reasonable transaction expenses of R. Worsley and transfer or similar taxes or governmental fees payable in connection with the transaction). Specifically, the shares issuable to the Worsley Trust will be reduced by an amount equal to the quotient obtained by dividing (i) the amount by which the closing date indebtedness of the Snowflake entities exceeds the sum of the trade payables and other items listed in the parenthetical to the preceding sentence, by (ii) $12.25.

The merger exchange ratio and the shares issuable to the Worsley Trust in connection with the transaction also will be adjusted to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Renegy common stock or Catalytica common stock), reorganization, recapitalization, reclassification or other like change with respect to Renegy common stock or Catalytica common stock having a record date on or after the date of the contribution and merger agreement and prior to completion of the merger.

Based on the exchange ratio in the merger and the number of shares of Catalytica common stock, restricted stock units and options to purchase Catalytica common stock outstanding as of the record date of the Catalytica special meeting of stockholders, a total of approximately 6,400,000 shares of Renegy common stock will be issued in connection with the merger to holders of Catalytica common stock and a total of approximately 353,343 shares of Renegy common stock will be reserved for issuance upon the exercise of options to purchase Catalytica common stock and vesting of Catalytica restricted stock units assumed by Renegy in connection with the transaction.

Treatment of Catalytica Stock Options and Restricted Stock Units

At the closing of the transaction, Renegy will assume each outstanding option to purchase shares of Catalytica common stock and convert it into an option to purchase that number of shares of Renegy common stock equal to the number of unexercised shares of Catalytica common stock subject to the original Catalytica option immediately prior to the effective time of the merger multiplied by the merger exchange ratio, rounded down to the nearest whole share. The exercise price per share for each assumed Catalytica option will be equal to the exercise price per share of the original Catalytica option immediately prior to the effective time of the merger divided by the merger exchange ratio, rounded up to the nearest whole cent. Subject to the acceleration described below, each assumed option will otherwise be subject to all other terms and conditions that were applicable to the original Catalytica option prior to the effective time of the merger. As of June 30, 2007, options to purchase approximately 2,216,875 shares of Catalytica common stock were outstanding under Catalytica’s 1995 Stock Plan.

At the closing of the transaction, Renegy will assume each outstanding restricted stock unit award for Catalytica common stock, whether vested or unvested, and convert it into a right to receive that number of shares of Renegy common stock equal to the number of shares of Catalytica common stock issuable pursuant to such assumed Catalytica assumed restricted stock unit multiplied by the merger exchange ratio, rounded down to the nearest whole share. Subject to the acceleration described below, each assumed restricted stock award will otherwise be subject to all other terms and conditions that were applicable to the original Catalytica restricted stock award prior to the effective time of the merger (including any repurchase rights). As of June 30, 2007, 232,195 shares of Catalytica common stock were subject to outstanding restricted stock awards granted under Catalytica’s 1995 Stock Plan.

Catalytica’s 1995 Stock Plan provides for the acceleration of vesting of all outstanding options in the event of a change in control, which includes the proposed merger, on the date six months after the change in control or upon any earlier involuntary termination of the affected employee by the successor corporation. In connection with the transaction, the board of directors of Catalytica in May 2007 authorized and approved, contingent on the closing of the transaction, the acceleration of any unvested portion of all outstanding options and other equity awards under the 1995 Stock Plan as of immediately prior to the closing, which will result in all equity awards under the 1995 Stock Plan accelerating six months sooner than they would have under the terms of the plan. With respect to any director and officer of Catalytica, such acceleration approved by the board of directors in May 2007 is conditioned on the director and/or officer, as the case may be, executing a stock restriction agreement or similar instrument whereby he or she agrees not to sell any shares underlying any such option or equity award until the date that such share would have otherwise vested without regard to the acceleration approved by the board of directors of Catalytica in May 2007 (i.e., six months after the closing of the transaction).

Renegy has agreed to file, no later than 15 business days following the closing date of the transaction, a registration statement on Form S-8, if available, to register the sale of shares of Renegy common stock issuable in connection with the assumed options, and to use commercially reasonable efforts to maintain the effectiveness of such registration statement for so long as any of such options or other rights remain outstanding.

Treatment of Rights Under the Catalytica Employee Stock Purchase Plan

In accordance with the authority granted to it under the Catalytica Employee Stock Purchase Plan, or the ESPP, the board of directors of Catalytica suspended the ESPP as of the completion of the current offering period under the ESPP, which will occur on July 1, 2007, and there will be no subsequent offering periods with respect to which shares of Catalytica common stock may be purchased under the ESPP. In connection with the transaction, the ESPP will be terminated.

Fractional Shares

No fractional shares of Renegy common stock will be issued pursuant to the transaction and the contribution and merger agreement. Instead, the number of shares of Renegy common stock issuable to a stockholder of Catalytica who would otherwise be entitled to a fraction of a share (after aggregating all fractional shares to be received by that stockholder) will be rounded up to the next highest whole number.

Exchange of Catalytica Stock Certificates for Renegy Stock Certificates

Promptly after the effective time of the merger, the exchange agent for the merger, which we currently expect to be Mellon Investor Services LLC, will mail to each record holder of Catalytica common stock a letter of transmittal and instructions for surrendering the record holder’s Catalytica stock certificates, or non-certificated shares of Catalytica common stock represented by book-entry, in exchange for shares of Renegy common stock. Only those holders of Catalytica common stock who properly surrender their Catalytica stock certificates or book-entry shares in accordance with the exchange agent’s instructions will receive:

•	the number of whole shares of Renegy common stock to which such holder is entitled pursuant to the contribution and merger agreement; and

•	dividends or other distributions, if any, to which they are entitled under the terms of the contribution and merger agreement.

The surrendered Catalytica stock certificates and book-entry shares will be canceled. After the effective time of the merger, outstanding Catalytica stock certificates that have not been surrendered will represent only the right to receive each of the items, as the case may be, enumerated above. Following the completion of the merger, Catalytica will not register any transfers of Catalytica common stock on its stock transfer books. At this time, holders of Catalytica common stock should not send in their Catalytica stock certificates until they receive a letter of transmittal from the exchange agent for the merger with instructions for the surrender of Catalytica stock certificates or book-entry shares.

Distributions with Respect to Unexchanged Shares

Holders of Catalytica common stock are not entitled to receive any dividends or other distributions on Renegy common stock until the merger is completed. After the merger is completed, holders of Catalytica common stock will be entitled to dividends and other distributions declared or made after completion of the merger with respect to the number of whole shares of Renegy common stock which they are entitled to receive upon exchange of their Catalytica common stock, but they will not be paid any dividends or other distributions on the Renegy common stock until they surrender their Catalytica stock certificates or book entry shares to the exchange agent in accordance with the exchange agent’s instructions. After surrender of the certificates or book entry shares, such holders will receive any such dividends or other distributions to which they are entitled, without interest.

Transfers of Ownership and Lost Stock Certificates

If shares of Renegy common stock are to be issued in a name other than that in which the Catalytica stock certificates or book entry shares surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the certificates or book entry shares so surrendered will be properly endorsed and otherwise in proper form for transfer and that the persons requesting such exchange will have paid to Renegy (or any agent designated by it) any transfer fees or other taxes required by reason of the issuance of shares of Renegy common stock in connection with the merger in any name other than that of the registered holder of the Catalytica stock certificates or book entry shares surrendered, or established to the satisfaction of the exchange agent (or any agent designated by it) that such tax has been paid or is not payable.

In the event any Catalytica stock certificates have been lost, stolen or destroyed, the exchange agent will issue in exchange for such lost, stolen or destroyed certificates, upon the making of an affidavit of that fact by the owner of such lost, stolen or destroyed certificates, shares of Renegy common stock and any dividends or distributions payable pursuant to the contribution and merger agreement; provided, however, that the exchange agent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a bond at the holder’s expense in such sum as it may reasonably direct as indemnity against any claim that may be made against Renegy, Catalytica or the exchange agent with respect to the certificates alleged to have been lost, stolen or destroyed.

Representations and Warranties

The contribution and merger agreement contains representations and warranties made by Catalytica, Renegy and Snowflake Acquisition Corporation, which we refer to as the Merger Subsidiary in this proxy statement/prospectus, on the one hand, and the Snowflake entities and Worsley, on the other, regarding aspects of their respective businesses, financial conditions, subsidiaries and structures, as well as other facts pertinent to the transaction. The assertions embodied in the representations and warranties contained in the contribution and merger agreement are qualified by information in confidential disclosure schedules provided by Catalytica, Renegy and the Merger Subsidiary on the one hand, and the Snowflake entities and Worsley, on the other, to each other at the signing of the contribution and merger agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the contribution and merger agreement. Moreover, certain representations and warranties in the contribution and merger agreement were used for the purpose of allocating risk between the parties rather than establishing matters as fact. Accordingly, you should not rely on the representations and warranties in the contribution and merger agreement as characterizations of the actual state of facts about Catalytica, Renegy, Merger Subsidiary, the Snowflake entities or Worsley. The representations and warranties in the contribution and merger agreement relate to the following subject matters with respect to the parties:

•	corporate organization, qualifications to do business, corporate standing and corporate power;

•	absence of any violation of their certificates of incorporation, bylaws and similar organizational documents and the certificates of incorporation, bylaws and similar organizational documents of their subsidiaries;

•	capitalization and ownership of capital stock and other equity interests;

•	corporate authorization to enter into and consummate the transactions contemplated by the contribution and merger agreement and the enforceability of the contribution and merger agreement;

•	absence of any conflict or violation of any applicable legal requirements, corporate charter, bylaws, or organizational documents, as a result of entering into and consummating the transactions contemplated by the contribution and merger agreement;

•	the effect of entering into and consummating the transactions contemplated by the contribution and merger agreement on material contracts;

•	governmental, regulatory and other consents and approvals required to complete the transaction;

•	absence of governmental actions and proceedings seeking to restrain the parties or prohibiting their entry into the contribution and merger agreement or prohibiting the consummation of the transaction;

•	employee benefits matters;

•	financial statements and absence of undisclosed liabilities;

•	absence of any material adverse effect and absence of certain other changes and events, in each case, since December 31, 2006;

•	compliance with applicable laws;

•	litigation;

•	valid title or leasehold interest in real and personal properties and assets;

•	material agreements and other commitments;

•	sufficiency of insurance;

•	intangible rights;

•	condition and suitability of equipment and other tangible property;

•	permits and environmental matters;

•	relationships with suppliers and customers;

•	absence of certain business practices;

•	transactions with affiliates;

•	labor relations;

•	payment, if any, of brokers, finders, financial advisors or other similar fees or commissions on account of the transaction;

•	accuracy of information supplied in this proxy statement/prospectus and the related registration on Form S-4 with the SEC of which this proxy statement/prospectus is a part;

•	identification of affiliates; and

•	taxes.

In addition, the contribution and merger agreement contains additional representations and warranties made by Catalytica, Renegy and/or Merger Subsidiary relating to:

•	SEC filings;

•	the interim operations of Renegy and Merger Subsidiary;

•	the valid issuance of Renegy common stock to be issued pursuant to the contribution and merger agreement;

•	the exclusion of the Snowflake entities and Worsley from the definition of an “Acquiring Person” in Catalytica’s amended and restated preferred stock rights agreement;

•	Catalytica’s receipt of an opinion from its financial advisor regarding the fairness of the transaction to Catalytica stockholders;

•	the required vote of Catalytica’s stockholders for adoption of the contribution and merger agreement and the transactions contemplated thereby; and

•	the inapplicability of state acquisition statutes to the transaction.

The Snowflake entities and Worsley also made additional representations and warranties in the contribution and merger agreement relating to:

•	accounts receivable, inventories, and indebtedness for borrowed money;

•	the financial statements of the Snowflake entities that are part of this proxy statement/prospectus;

•	bank accounts;

•	operation of the Snowflake entities and operation of New Mexico and Arizona Land Company, LLC and Stone Axe Power Ranch, LLC, which two entities directly own the Snowflake entities;

•	budgets and projections for, and the timing to achieve commercial operation of, the approximately 24 megawatt Snowflake biomass power plant;

•	sufficiency of existing project documents, utilities, facilities and rights necessary for the construction, completion, operation and maintenance of the Snowflake biomass power plant; and

•	investment representations of the Worsley Trust in respect of the Renegy common stock and warrants to purchase Renegy common stock issuable to it pursuant to the contribution and merger agreement.

The representations and warranties contained in the contribution and merger agreement generally will survive for 18 months following the closing of the transaction (except in the case of fraud or intentional misrepresentation).

Covenants of Catalytica

Except as contemplated by the contribution and merger agreement, Catalytica has agreed that until completion of the merger or the termination of the contribution and merger agreement, or unless R. Worsley consents in writing, it will:

•	conduct its business in the ordinary course consistent with past practice;

•	use commercially reasonably efforts to keep available the services of present executive officers and employees;

•	maintain and operate its properties in a good and workmanlike manner;

•	pay or cause to be paid all taxes, costs and expenses incurred in connection therewith in a timely manner;

•	use commercially reasonable efforts to keep all material contracts in full force and effect;

•	comply with all of the covenants contained in all such material contracts;

•	use commercially reasonable efforts to preserve intact its present business organization;

•	use commercially reasonable efforts to maintain in full force until the completion of the transaction insurance policies equivalent to those in effect as of the signing of the contribution and merger agreement;

•	comply in all material respects with all applicable legal requirements; and

•	use commercially reasonable efforts to preserve its present relationships with customers, suppliers, licensors, licensees and others with which it has business dealings.

In addition, except as permitted by the terms of the contribution and merger agreement or as provided in the Catalytica disclosure schedule, Catalytica covenants not to do any of the following without the written consent of Worsley:

•	issue, deliver, sell, authorize, pledge or otherwise encumber any securities or grant, or enter into any agreement to grant any securities other than issuances of Catalytica common stock upon the exercise of options, warrants or other rights to purchase Catalytica common stock and issuances of shares of Catalytica common stock to participants in the Catalytica employee stock purchase plan;

•	split, combine or reclassify any shares of capital stock, or declare, set aside or pay any dividends, or make any distributions or other payments in respect of its equity securities or repurchase, redeem or otherwise acquire any such securities or interests other than any such transaction by wholly-owned subsidiaries of Catalytica and repurchases from service providers following termination pursuant to the terms of pre-existing stock option or purchase agreements;

•	enter into, amend or modify in a manner adverse to Catalytica, or terminate any material agreement, or waive, release or assign any material rights or claims thereunder in a manner adverse to Catalytica, other than in the ordinary course of business consistent with past practice;

•	create, incur, assume, guaranty or otherwise become liable or obligated with respect to indebtedness for borrowed money, or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities, or make any loan or advance to, or any investment in, any person, other than loans or investments by Catalytica or a wholly-owned subsidiary of Catalytica to or in Catalytica or any wholly-owned subsidiary of Catalytica and employee loans and advances for travel and entertainment expenses made in the ordinary course of business consistent with past practice;

•	acquire or agree to acquire by merger or otherwise any business or entity or division thereof, or otherwise acquire or agree to acquire any assets which are material to Catalytica’s business;

•	sell, lease, license, encumber or otherwise dispose of any properties or assets except in the ordinary course of business consistent with past practice of properties or assets which are not material to the Catalytica’s business;

•	except pursuant to applicable law, existing written agreements or existing policies,

•	increase the amount of compensation or fringe benefits of, pay any bonus to or grant any severance or termination pay, to any officer, employee or director (other than immaterial increases in the ordinary course of business consistent with past practice),

•	make any increase in or commitment to increase the benefits or expand the eligibility under any benefit plan (including any severance plan), adopt or amend or make any commitment to adopt or amend any benefit plan or make any contribution, other than regularly scheduled contributions to any benefit plan,

•	waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans,

•	enter into any employment, severance, termination or indemnification agreement with any employee or enter into any collective bargaining agreement, (other than at-will offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees, subject to a dollar limit), grant any stock appreciation right, phantom stock award, stock-related award or performance award to any person, or enter into any agreement with any employee the benefits of which are contingent or the terms of which are materially altered upon the occurrence of the transaction;

•	transfer or license or otherwise extend, amend or modify any material rights to any intangible rights, or enter into any agreements to transfer or license to any person or entity future patent rights, other than in the ordinary course of business consistent with past practices, or enter into any agreement or commitment the effect of which would be to grant to any person or entity following the merger any actual or potential right of license to any intellectual property owned at the effective time of the merger by Catalytica or any of its subsidiaries;

•	amend its charter or bylaws, except as may be contemplated by the contribution and merger agreement;

•	enter into any new line of business;

•	enter into any agreement, agreement in principle, letter of intent, memorandum of understanding or similar agreement with respect to any material joint venture, strategic partnership or alliance;

•	except as required by U.S. generally accepted accounting principals, which we refer to as GAAP in this proxy statement/prospectus, or the SEC, materially revalue its assets or make any material change in its methods or principles of accounting;

•	except as required by applicable law, make or change any tax election or adopt or change any accounting method in respect of taxes that, individually or in the aggregate, is reasonably likely to adversely affect in any material respect the tax liability or tax attributes of Catalytica, or settle or compromise any material tax liability or consent to any extension or waiver of any limitation period with respect to taxes;

•	pay, discharge, settle or satisfy any claims or litigation other than in the ordinary course of business consistent with past practice, in amounts not in excess of $25,000 individually or $100,000 in the aggregate, or to the extent subject to reserves on Catalytica’s financial statements existing as of the signing date of the contribution and merger agreement in accordance with GAAP,

•	waive the benefits of, agree to modify in any manner, terminate, release any person or entity from or knowingly fail to enforce any confidentiality or similar agreement to which Catalytica or any of its subsidiaries is a party or of which any of them is a beneficiary;

•	enter into or renew any contract containing, or otherwise subjecting Catalytica or Renegy to any non-competition, exclusivity or other material restrictions on the operation of its business;

•	make any capital expenditure beyond those contained in the capital expenditure budget made available to Worsley and the Snowflake entities, or outside the ordinary course of business consistent with past practice;

•	enter into any contract reasonably likely to require Catalytica or any of its subsidiaries to pay any person or entity in excess of an aggregate of $50,000 (other than, with respect to SCR-Tech, contracts concerning cleaning and regeneration of selective catalytic reduction catalysts with utility or independent power producers); or

•	agree in writing or otherwise to take any of the actions described above.

Covenants of the Snowflake Entities

Except as contemplated by the contribution and merger agreement, the Snowflake entities and Worsley have agreed that until completion of the merger or termination of the contribution and merger agreement, or unless Catalytica consents in writing, each of the Snowflake entities will:

•	conduct its business in the ordinary course consistent with past practice and with the project budget and project documents relating to the Snowflake biomass power plant;

•	use commercially reasonably efforts to keep available the services of present executive officers and employees;

•	maintain and operate its properties in a good and workmanlike manner;

•	pay or cause to be paid all taxes, costs and expenses incurred in connection therewith in a timely manner;

•	use commercially reasonable efforts to keep all material contracts in full force and effect;

•	comply with all of the covenants contained in all such material contracts;

•	use commercially reasonable efforts to preserve intact its present business organization;

•	use commercially reasonable efforts to maintain in full force until the completion of the transaction insurance policies equivalent to those in effect on the signing date of the contribution and merger agreement;

•	comply in all material respects with all applicable legal requirements; and

•	use commercially reasonable efforts to preserve its present relationships with customers, suppliers, licensors, licensees and others with which it has business dealings.

In addition, except as permitted by the terms of the contribution and merger agreement or as provided in the Worsley and Snowflake entities’ disclosure schedule, each of the Snowflake entities covenants not to do any of the following without the written consent of Catalytica:

•	issue, deliver, sell, authorize, pledge or otherwise encumber any membership interests or other securities, or grant, or enter into any agreement to grant any securities;

•	split, combine or reclassify any shares of capital stock, or declare, set aside or pay any dividends, or make any distributions or other payments in respect of its equity securities or repurchase, redeem or otherwise acquire any such securities or interests other than any such transaction by wholly-owned subsidiaries of the Snowflake entities and repurchases from service providers following termination pursuant to the terms of pre-existing stock option or purchase agreements;

•	enter into, amend or modify in a manner adverse to the Snowflake entities, or terminate any material agreement, or waive, release or assign any material rights or claims thereunder in a manner adverse to the Snowflake entities, other than in the ordinary course of business consistent with past practice, the Snowflake biomass power plant budget and project documents;

•	create, incur, assume, guaranty or otherwise become liable or obligated with respect to indebtedness for borrowed money, or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities, or make any loan or advance to, or any investment in, any person, other than employee loans and advances for travel and entertainment expenses made in the ordinary course of business consistent with past practice, the Snowflake biomass power plant budget and project documents;

•	acquire or agree to acquire by merger or otherwise any business or entity or division thereof, or otherwise acquire or agree to acquire any assets which are material to the Snowflake entities’ business;

•	sell, lease, license, encumber or otherwise dispose of any properties or assets except in the ordinary course of business consistent with past practice, the Snowflake biomass power plant budget and project documents of properties or assets which are not material to the Snowflake entities’ business;

•	except pursuant to applicable law, existing written agreements or existing policies,

•	increase the amount of compensation or fringe benefits of, pay any bonus to or grant any severance or termination pay, to any officer, employee or director (other than immaterial increases in the ordinary course of business consistent with past practice, the Snowflake biomass power plant budget and project documents),

•	make any increase in or commitment to increase the benefits or expand the eligibility under any benefit plan (including any severance plan), adopt or amend or make any commitment to adopt or amend any benefit plan or make any contribution, other than regularly scheduled contributions to any benefit plan,

•	waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans, or

•	enter into any employment, severance, termination or indemnification agreement with any employee or enter into any collective bargaining agreement, (other than at-will offer letters and letter agreements entered into in the ordinary course of business consistent with past practice, the Snowflake biomass power plant budget and project documents with employees, subject to a dollar limit), grant any stock appreciation right, phantom stock award, stock-related award or performance award to any person, or enter into any agreement with any employee the benefits of which are contingent or the terms of which are materially altered upon the occurrence of the transaction;

•	transfer or license to any person or entity or otherwise extend, amend or modify any material rights to any intangible rights, or enter into any agreements to transfer or license to any person or entity future patent rights, other than in the ordinary course of business consistent with past practices, the Snowflake biomass power plant budget and project documents, or enter into any agreement or commitment the effect of which would be to grant to any person or entity following the merger any actual or potential right of license to any intellectual property owned at the effective time of the merger by the Snowflake entities;

•	amend its charter or operating agreements, except as may be contemplated by the contribution and merger agreement;

•	enter into any new line of business;

•	enter into any agreement, agreement in principle, letter of intent, memorandum of understanding or similar agreement with respect to any material joint venture, strategic partnership or alliance;

•	except as required by GAAP or the SEC, materially revalue its assets or make any material change in its methods or principles of accounting;

•	except as required by applicable law, make or change any tax election or adopt or change any accounting method in respect of taxes that, individually or in the aggregate, is reasonably likely to adversely affect in any material respect the tax liability or tax attributes of the Snowflake entities, settle or compromise any material tax liability or consent to any extension or waiver of any limitation period with respect to taxes;

•	pay, discharge, settle or satisfy any claims or litigation other than in the ordinary course of business consistent with past practice, the Snowflake biomass power plant budget and project documents, in amounts not in excess of $25,000 individually or $100,000 in the aggregate;

•	waive the benefits of, agree to modify in any manner, terminate, release any person or entity from or knowingly fail to enforce any confidentiality or similar agreement to which any of the Snowflake entities is a party or by which any of them is a beneficiary;

•	enter into or renew any contract containing, or otherwise subjecting the Snowflake entities to any non-competition, exclusivity or other material restrictions on the operation of their respective businesses;

•	make any capital expenditure beyond those contained in the capital expenditure budget made available to Catalytica, or outside the ordinary course of business consistent with past practice, the Snowflake biomass power plant budget and project documents;

•	enter into any contract reasonably likely to require the Snowflake entities to pay any person or entity in excess of an aggregate of $25,000; or

•	agree in writing or otherwise to take any of the actions described above.

Other Covenants

The contribution and merger agreement contains a number of additional covenants by Renegy, Catalytica, Worsley and the Snowflake entities, including:

•	Preparation of Registration Statement and Proxy Statement/Prospectus. The parties agreed to promptly prepare and file this proxy statement/prospectus, and Renegy agreed to prepare and file the registration statement on Form S-4 of which the proxy statement/prospectus is a part in connection with the registration under the Securities Act of the shares of Renegy common stock to be issued in connection with the transaction. Catalytica and Renegy agreed to cause this proxy statement/prospectus to be mailed to Catalytica stockholders at the earliest practicable time after the registration statement is declared effective by the SEC. The parties also agreed to use commercially reasonable efforts to have the registration statement declared effective by the SEC and kept effective as long as necessary to consummate the transactions contemplated by the contribution and merger agreement. In addition, the parties agreed to notify each other of the occurrence of any event which is required to be set forth in an amendment or supplement to the proxy statement/prospectus or registration statement, and to cooperate in filing with the SEC and/or mailing to Catalytica stockholders or to Worsley such amendment or supplement. Renegy agreed to take any action required by applicable state securities laws in connection with the issuance of Renegy common stock in connection with the transaction.

•	Obligation of the Catalytica Board with Respect to Recommendation and Holding a Special Meeting of Catalytica Stockholders. Catalytica agreed to convene a special meeting of its stockholders and to recommend approval of the adoption of the contribution and merger agreement by Catalytica’s stockholders. However, the board of directors of Catalytica, may, if it determines in good faith after consultation with outside legal counsel, that it is required to do so in the exercise of its fiduciary duties to the stockholders of Catalytica, withdraw, modify or change its recommendation or approval in respect of the contribution and merger agreement or the transactions contemplated thereby in a manner adverse to Worsley or the Snowflake entities as a result of the occurrence of a material unforeseen change. In addition, the board of directors of Catalytica may in certain circumstances withdraw, modify or change its recommendation or approval in respect of the contribution and merger agreement, or approve, endorse or recommend an alternative acquisition proposal of Catalytica by another third party, as described in “The Contribution and Merger Agreement — Solicitation of Offers for a Limited Time Period” and “— Prohibition from Soliciting Other Offers” beginning on page 93 of this proxy statement/prospectus, respectively.

•	Access to Information. Each party has agreed to afford the other party and the other party’s authorized employees, agents, accountants, legal counsel and other representatives reasonable access during reasonable hours to its properties, books, records, employees, counsel accountants, engineers and other representatives until the closing of the transaction for the purpose of conducting an investigation of the party’s financial condition, corporate status, operations, prospects, business and properties.

•	Public Announcements. The parties have agreed to consult with one another before issuing any press release or otherwise making any public statements about the transaction or related transactions, and further agreed not to issue any such release or make any such public statements without the prior consent of the other parties, except as may be required by any applicable laws or regulations or any listing agreement with NASDAQ.

•	Notification of Certain Matters. The parties agreed to give prompt notice to the other of any representation or warranty in the contribution and merger agreement becoming untrue or inaccurate, or any breach of any covenant contained therein, in each case such that the respective party would not satisfy the closing condition with respect to its representations or warranties being true and correct.

•	Further Assurances. The parties agreed to execute and deliver such documents, and take such other action, as shall be reasonably requested by any other party to carry out the transactions contemplated by the contribution and merger agreement.

•	Consents. The parties agreed to use their commercially reasonable efforts to obtain all material consents of third parties and any governmental authorities, and to make all governmental filings, if any, necessary to the consummation of the transactions contemplated by the contribution and merger agreement.

•	Employee Benefit Matters. The Snowflake entities agreed to take all actions necessary or appropriate to cause each employee benefit program or agreement in effect on the signing date of the contribution and merger agreement to remain in full force and effect (other than those employee benefit programs or agreements identified to be terminated in writing by Catalytica).

•	Insurance Matters. The Snowflake entities have agreed to take all actions necessary or appropriate to cause any and all insurance coverage currently carried by or for the benefit of the Snowflake entities to remain in full force and effect (other than that insurance coverage identified to be terminated in writing by Catalytica). In addition, the parties have agreed to use commercially reasonable efforts to obtain a key man insurance policy on R. Worsley in the amount of $5 million on commercially reasonable terms, naming Renegy as the insured in such policy.

•	Elimination of Certain Guarantees of R. Worsley and C. Worsley. The parties agreed to use commercially reasonable efforts to eliminate two personal guarantees of R. Worsley and C. Worsley. One guaranty generally relates to the payment of any sums of money (including any damages) which may be owed by Snowflake to Salt River Project under its power purchase agreement with Salt River Project. The other guaranty relates to cost overruns in connection with completion of the construction of the Snowflake biomass plant. The latter guaranty was entered into by R. Worsley and his spouse as an inducement for the lenders to enter into the credit agreement with CoBank, ACB, as the lead bank, to finance the construction of the biomass plant. The Salt River Project power purchase agreement and the credit agreement with CoBank are described in more detail in the section of this proxy statement/prospectus entitled “Information about the Snowflake Entities — Snowflake Entities’ Management’s Discussion and Analysis or Plan of Operation.” Other than Catalytica’s obligation to indemnify Worsley for Worsley’s obligations under the guaranty with SRP and for Worsley’s obligations under the guaranty with CoBank, which is limited to $2 million in the case of the CoBank guaranty, as described in “The Contribution and Merger Agreement — General Indemnification” beginning on page 98 of this proxy statement/prospectus, the contribution and merger agreement provides that nothing will require Catalytica or its affiliates or any of their respective subsidiaries to assume any of these personal guarantees or otherwise guarantee any of the amounts subject thereto, or to make any financial accommodation whatsoever in respect thereof.

•	Modification of Certain Provisions in the Snowflake Entities’ Financing Agreements with CoBank. The contribution and merger agreement provides that Worsley and the Snowflake entities are required to use commercially reasonable efforts to eliminate any provisions in the CoBank financing agreements relating to the Snowflake biomass power plant (which relate to both the construction and term loans from CoBank and the industrial development bonds so long as CoBank’s letter of credit supports such bonds) which provide that Worsley’s failure to maintain (directly or indirectly) at least 50.1% of the economic interests in and voting power of the Snowflake entities would violate, conflict with, result in a breach of or constitute a default or “event of default” under, any of such CoBank financing agreements. On August 30, 2007, this provision was modified such that in the event the membership interests in the Snowflake entities are transferred to Renegy pursuant to the transaction, an event of default under the financing arrangements with CoBank will not be deemed to occur if Mr. Worsley’s ownership interest in Renegy is at all times at least 50.1% and Renegy maintains directly or indirectly 100% of the economic interest in and voting power of the Snowflake entities. Further, at any time after the earlier of April 1, 2009 or one year after the commencement of the operation of the Snowflake biomass plant, Mr. Worsley’s ownership interest in Renegy may fall below 50.1% without an event of default occurring under the financing arrangements with CoBank provided that Renegy maintains directly or indirectly 100% of the economic interest in and voting power of the Snowflake entities and Mr. Worsley continues to exercise titular and effective managerial control of Renegy.

•	Section 16 Matters. The parties agreed to take such steps required to cause any dispositions of Catalytica common stock (including derivative securities with respect to Catalytica common stock) resulting from the transactions contemplated by the contribution and merger agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Catalytica, and the acquisition of Renegy common stock (including derivative securities with respect to Renegy common stock) by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Renegy, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

•	Reimbursement of Transaction Expense. If the transaction closes, the Snowflake entities, which will then be owned by Renegy, will pay the reasonable transaction expenses of Worsley incurred in connection with the transaction, which are estimated to be approximately $1,250,000.

Director and Officer Indemnification and Insurance

The contribution and merger agreement provides that, from and after the effective time of the merger, Renegy will cause to be maintained in effect in all respects the current obligations of Catalytica pursuant to any indemnification agreements between Catalytica (or any of its subsidiaries) and its directors and officers in effect immediately prior to the effective time of the merger and any indemnification provisions under the certificate of incorporation and bylaws of Catalytica as in effect on, May 8, 2007, the signing date of the contribution and merger agreement. The contribution and merger agreement further provides that the certificate of incorporation and/or bylaws of Renegy following the merger will contain provisions with respect to exculpation and indemnification that are at least as favorable to the indemnified parties thereunder as those contained in the certificate of incorporation and bylaws of Catalytica as in effect on May 8, 2007, and that those provisions will not be amended, repealed or otherwise modified for a period of six years from the effective time of the merger in any manner that would adversely affect the rights of those indemnified parties, unless such modification is required by law.

For a period of six years after the effective time of the merger, Renegy will maintain in effect, if available, directors’ and officers’ liability insurance covering those persons who are currently covered by Catalytica’s directors’ and officers’ liability insurance policy on terms comparable to those applicable to the current directors and officers of Catalytica. However, in no event will Renegy be required to expend in the aggregate for such coverage in excess of 200% of the annual premium currently paid by Catalytica.

In addition, under the employment agreements between Renegy and each of Robert Worsley and Scott Higginson, Renegy has agreed to provide officers and directors fiduciary liability insurance covering each of them and all other executive officers and directors of Renegy in an amount of no less than $10 million.

Employee Benefits

The parties have agreed that following the closing of the transaction, Renegy and Catalytica will arrange for each participant in Catalytica’s benefits plans and programs who continues to be or is hired as an employee of Catalytica, Renegy or any subsidiary of either of them after the closing date of the transaction to be eligible for at least substantially the same benefits in the aggregate as those provided under Catalytica’s benefits plans and programs immediately prior to the closing of the transaction. In addition, Renegy and Catalytica have agreed to arrange for each employee of the Snowflake entities who continues to be or is hired as an employee of the Snowflake entities or any subsidiary of any Snowflake entity after the closing date of the transaction to be eligible for at least substantially the same benefits in the aggregate as those provided under the Snowflake entities’ benefits plans and programs immediately prior to the closing of the transaction. Employees will generally receive credit for all purposes including for eligibility to participate and vesting under employee benefit plans sponsored or maintained by Catalytica, Renegy, the Snowflake entities or any of their respective subsidiaries for which such employees are eligible for years of service with Catalytica or the Snowflake entities or any of their respective subsidiaries, as applicable, prior to the closing date of the transaction, except where doing so would cause a duplication of benefits. If applicable, Renegy will cause any pre-existing condition (or actively at work or similar) limitations, eligibility waiting periods and evidence of insurability requirements under any group health plans to be waived with respect to the employees of Catalytica and the Snowflake entities and their eligible dependents in accordance with applicable laws and will provide them with credit for any co-payments, deductibles, and offsets (or similar payments) made during the plan year including the closing date of the merger for the purposes of satisfying any applicable deductible, out-of-pocket, or similar requirements under any employee benefit plans or programs in which the employees are eligible to participate after the closing of the transaction.

Upon the effective time of the merger, certain employees of Catalytica prior to the effective time will become employees of Renegy, and Renegy will assume any employment agreement and/or arrangement with any such employees.

Governmental and Regulatory Filings

Each party to the contribution and merger agreement has agreed to use commercially reasonable efforts to take or cause to be taken all actions and do or cause to be done all things required under applicable legal requirements in order to consummate the transactions contemplated by the contribution and merger agreement, including obtaining all permits, authorizations, consents and approvals of any governmental authority or other person which are required for or in connection with the consummation of the transactions contemplated by the contribution and merger agreement, taking any and all reasonable actions necessary to satisfy all of the closing conditions to each party’s obligations under the contribution and merger agreement, and executing and delivering all agreements and documents required by the terms of the contribution and merger agreement to be executed and delivered by such party on or prior to the closing of the transaction.

Board of Directors and Management of Renegy Following the Transaction

Management

Following the completion of the transaction Robert M. Worsley will serve as Renegy’s President, Chief Executive Officer and Chairman and Robert W. Zack will serve as Renegy’s Executive Vice President and Chief Financial Officer. In addition, Scott Higginson, the current Executive Vice President of the Snowflake entities, will serve as the Senior Vice President of Renegy, and although not specified in the contribution and merger agreement, William McMahon, SCR-Tech’s current President, will continue to serve in that capacity.

Board of Directors

The contribution and merger agreement provides that effective as of the closing of the transaction, Renegy’s board of directors will consist of seven directors divided into three classes:

•	Class I directors will have a term expiring one year after the closing, and will consist of two directors, who will initially be Richard A. Abdoo and Susan F. Tierney, current directors of Catalytica;

•	Class II directors will have a term expiring two years after the closing, and will consist of two directors, who will initially be Robert M. Worsley and a designee chosen by him; and

•	Class III directors will have a term expiring three years after the closing, and will consist of three directors, who will initially be William B. Ellis, Howard I. Hoffen and Ricardo B. Levy, all of whom are current directors of Catalytica.

Under the terms of the contribution and merger agreement, until the expiration of the initial term of the Class III directors, unless otherwise approved by the special committee (described below), Worsley agrees not to:

•	remove any of the directors of Renegy appointed in accordance with the above during their initial term in office, other than for cause;

•	reduce or increase the size of the board of Renegy until the expiration of the initial term of the Class III directors;

•	call any special meeting of the board of directors of Renegy for the purpose of removing or electing directors; or

•	take any other action that is inconsistent with the foregoing board structure.

In addition, the contribution and merger agreement provides the following with respect to the first three annual meetings of Renegy stockholders:

•	the first annual meeting of Renegy stockholders following the closing date of the transaction will be held on or before the first anniversary of the closing date, but not earlier than 11 months after the closing date;

•	the second annual meeting of Renegy stockholders following the closing date of the transaction will be held on or before the second anniversary of the closing date, but not earlier than 23 months after the closing date; and

•	the third annual meeting of Renegy stockholders following the closing date of the transaction will be held on or before the third anniversary of the closing date, but not earlier than 35 months after the closing date.

The effect of the foregoing is that current Catalytica directors will hold a majority of the board seats of Renegy for the first year following the closing of the transaction. After the first year following the closing of the transaction but before the third anniversary of the closing date, Worsley, as the holder of a majority of the outstanding shares of Renegy common stock, will be able to appoint four of the seven directors. And upon expiration of the initial term of the Class III directors three years following the closing of the transaction, Worsley will be able to appoint all seven of the directors of Renegy.

The contribution and merger agreement contemplates that Renegy will avail itself of the “controlled company” exemption set forth in NASD Marketplace Rule 4350(c)(5), which provides in pertinent part that “controlled companies” are exempt from the rules requiring (i) that the board be comprised of a majority of independent directors, (ii) that the compensation of the CEO and other executive officers be determined or recommended to the board by a majority of independent directors or a compensation committee comprised solely of independent directors, and (iii) that director nominees be elected or recommended for the board by a majority of the independent directors or a nominating committee comprised solely of independent directors.

Special Committee; Representation on Other Board Committees

Renegy’s certificate of incorporation in effect upon the closing of the transaction will provide for the appointment of an independent board committee consisting of the Class III directors (all of which will be Catalytica directors), which we refer to as the “special committee” in this proxy statement/prospectus. The special committee will have the authority and be empowered to, on behalf of Renegy:

•	enforce the obligations of Worsley under the contribution and merger agreement;

•	and on behalf of Catalytica, (i) make the determination of whether to satisfy, in full or in part, any indemnification obligation in favor of Worsley through the payment of cash or issuance of stock, (ii) conduct the defense of any claim in respect of indemnification under the contribution and merger agreement, (iii) negotiate, enter into settlements and compromises of, and comply with orders of courts and awards of arbitrators with respect to any such claim, and (iv) take all other actions that are necessary or appropriate in the judgment of the special committee for the accomplishment of the foregoing;

•	administer, interpret and enforce the registration rights agreement;

•	administer, interpret and enforce the warrants, including assessing and making the determination of whether any vesting milestone has been achieved;

•	conduct such investigations as it deems necessary or appropriate to discharge its duties under Renegy’s certificate of incorporation;

•	retain separate legal counsel and any other experts and advisors as the special committee deems necessary or advisable for the purpose of discharging its duties;

•	make determinations as to whether to commence, settle and/or terminate litigation or any other proceeding or action in furtherance of the foregoing; and

•	fill vacancies in the Class I or Class III directors of Renegy.

The authority of the Class III directors acting as the special committee will terminate on the expiration of the initial term of the Class III directors.

The contribution and merger agreement also provides that:

•	until the expiration of the initial term of the Class I directors of Renegy, committees of the board of directors (other than the special committee) will consist of at least one Class II director, and at least two directors that are Class I and Class III directors; provided, that the total numbers of Class I and Class III directors will exceed the number of Class II directors by at least one director; and

•	for the period commencing on the expiration of the initial term of the Class I directors of Renegy and ending on the expiration of the initial term of the Class III directors, committees of the board (other than the special committee) will consist of at least one Class II director, and at least two directors that are Class III directors (or, if any Class I director(s) is reelected at the first annual meeting following the closing of the transaction, such Class I director(s)); provided, that the total numbers of Class III directors (and applicable reelected Class I directors) will exceed the number of Class II directors by at least one director.

The effect of the foregoing means that the majority of the members comprising any board committee through the expiration of the initial term of the Class III directors will consist of former Catalytica directors.

Restrictions on Sales and Purchases of Renegy Common Stock by Worsley

Under the terms of the contribution and merger agreement, Worsley has agreed to certain restrictions on selling and purchasing Renegy common stock for specified time periods following the closing of the transaction. Specifically, for 180 days following the closing date of the transaction, Worsley has agreed (for itself and its affiliates) not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of any shares of Renegy common stock or any securities convertible into or exercisable or exchangeable for Renegy common stock, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Renegy common stock.

In addition, until the two-year anniversary of the closing date of the transaction, Worsley has agreed (for itself and its affiliates) not to purchase or otherwise acquire any shares of Renegy common stock or any interest in Renegy common stock, including instruments convertible into shares of Renegy common stock, other than the shares of Renegy common stock and warrants issuable in connection with the transaction, and shares or other securities issued pursuant to any employee incentive plans of Renegy. However, Worsley and/or affiliates may commence a tender or exchange offer for not less than 100% of the outstanding shares of Renegy common stock in compliance with federal and state securities laws and regulations to the extent that such tender or exchange offer is conditioned on and results in the acquisition by Worsley and/or affiliates of not less than a majority of the outstanding shares of Renegy common stock, not including shares held (directly or through the exercise or conversion of convertible securities) by Worsley and affiliates.

The contribution and merger agreement also contains a provision prohibiting Worsley, following the closing, from purchasing or selling or otherwise transferring, or entering into any agreement to purchase or sell or otherwise transfer, any equity securities of Renegy or any interest therein (including with respect to the shares and warrants issued to the Worsley Trust pursuant to the contribution and merger agreement) which would conflict with, result in a violation or breach of, or constitute a default or “event of default” under, any of the project documents relating to the Snowflake biomass power plant. The Snowflake entities’ current financing arrangements with CoBank for the Snowflake plant (which relate to both the construction and term loans from CoBank and the industrial development bonds so long as CoBank’s letter of credit supports such bonds) require that Mr. Worsley own, directly or indirectly, at least 50.1% of the economic interests in and voting power of the Snowflake entities. However, in the event the membership interests in the Snowflake entities are transferred to Renegy pursuant to the transaction, an event of default under the financing arrangements with CoBank will not be deemed to occur if Mr. Worsley’s ownership interest in Renegy is at all times at least 50.1% and Renegy maintains directly or indirectly 100% of the economic interest in and voting power of the Snowflake entities. Further, at any time after the earlier of April 1, 2009 or one year after the commencement of the operation of the Snowflake biomass plant, Mr. Worsley’s ownership interest in Renegy may fall below 50.1% without an event of default occurring under the financing arrangements with CoBank provided that Renegy maintains directly or indirectly 100% of the economic interest in and voting power of the Snowflake entities and Mr. Worsley continues to exercise titular and effective managerial control of Renegy. In addition, in the event of the death of Mr. Worsley, the CoBank financing arrangements require, in addition to certain other requirements that his economic and voting interests in the Snowflake entities be transferred within one year of his death to a U.S. incorporated entity having a substantial part of its business in the electric energy generation business and which has at least an investment grade rating on its unsecured senior long-term debt. If such transfer does not occur, we would be required to seek a waiver from, or renegotiate our then existing financing arrangements with, CoBank or we would be in default under such financing arrangements.

Certain Business Restrictions on Worsley Relating to Renewable Energy Projects

Under the terms of the contribution and merger agreement, Worsley has agreed that in the United States and Canada, until the later to occur of (i) such time as R. Worsley no longer continues to serve as a Vice President or more senior executive of Renegy, (ii) such time as the percentage of Renegy common stock held by Worsley (together with its affiliates) falls below 30%, and (iii) the expiration of the warrants issued in connection with the transaction, without the prior written consent of the special committee of the Renegy board of directors (not to be unreasonably withheld), neither Worsley nor its affiliates will participate in or facilitate, fund, support or undertake any project greater than one megawatt using, supplying, producing or otherwise, in the renewable energy field (as defined in the contribution and merger agreement). In addition, Worsley has agreed not to, and further agreed to cause its affiliates not to, allow any real property owned by Worsley or Worsley’s affiliates to be leased, transferred or otherwise used for any such renewable energy project (whether owned or operated by Worsley, Worsley’s affiliates or any third party), unless Worsley or Worsley’s affiliate, as applicable, has first provided Renegy with a first right of first refusal to lease, acquire or otherwise use such real property on the same terms and conditions as is being offered to the applicable third party.

Conditions to Completion of the Transaction

The obligations of the parties to consummate the transactions contemplated by the contribution and merger agreement are subject to satisfaction or waiver, by the party entitled to waive such condition, of each of the following conditions, at or prior to the effective time of the merger:

•	the contribution and merger agreement will have been adopted by the stockholders of Catalytica;

•	no statute, rule, regulation, temporary restraining order, preliminary or permanent injunction or other order of any governmental authority or other legal restraint or prohibition preventing the consummation of the transactions contemplated by the contribution and merger agreement will be in effect;

•	the SEC will have declared the registration statement, of which this proxy statement/prospectus is a part, effective, and no stop order suspending the effectiveness of the registration statement or any part will have been issued and no proceeding for that purpose, and no similar proceeding in respect of the proxy statement/prospectus will have been initiated or threatened by the SEC;

•	the shares of Renegy common stock issuable pursuant to the contribution or the merger will have been approved for listing on the NASDAQ Global Market (or, if the NASDAQ Global Market is not available or

Renegy cannot through the exercise of commercially reasonable efforts meet the listing requirements therefor, then the NASDAQ Capital Market), subject to official notice of issuance;

•	all required consents, approvals and authorizations of any governmental authority will have been obtained;

•	the parties will have received an opinion of their respective tax counsel, in form and substance reasonably satisfactory to them, that the merger and the contribution and the transactions contemplated in connection with the merger and the contribution, when taken together, should qualify as an exchange pursuant to Section 351(b) of the Code; and

•	Catalytica will have taken such actions as are necessary prior to the closing of the transaction:

•	so that effective as of the closing, the certificate of incorporation of Renegy will be amended and restated to read as set forth in an exhibit to the contribution and merger agreement, the material provisions of which certificate of incorporation are summarized in “Comparison of Stockholder Rights” beginning on page 113 of this proxy statement/prospectus;

•	so that effective as of the closing, the bylaws of Renegy will be amended and restated to read as set forth in an exhibit to the contribution and merger agreement, the material provisions of which bylaws are summarized in “Comparison of Stockholder Rights” beginning on page 113 of this proxy statement/prospectus;

•	to cause Renegy and Merger Subsidiary not to engage in any business activities except as contemplated by the contribution and merger agreement, and to cause Renegy and Merger Subsidiary to obtain all necessary corporate authorizations to consummate the transactions contemplated by the contribution and merger agreement; and

•	to constitute, effective as of the closing of the transaction, the board of directors of Renegy as described in “— Board of Directors and Management of Renegy Following the Merger — Special Committee; Representation on Other Board Committees” above.

In addition, the obligations of Worsley and the Snowflake entities to consummate the transactions contemplated by the contribution and merger agreement are subject, at the option of Worsley and the Snowflake entities, to the satisfaction or waiver of the following conditions:

•	Catalytica will have furnished the Snowflake entities and Worsley with a certified copy of all necessary corporate action on Catalytica’s behalf approving its execution, delivery and performance of the contribution and merger agreement;

•	the representations and warranties of Catalytica contained in the contribution and merger agreement which:

•	are qualified by a “material adverse effect” qualification are true and correct in all respects as so qualified at and as of May 8, 2007 and at and as of the closing date of the transaction as though made at and as of the closing date (other than representations and warranties that are made as of a particular date or period, which must be true and correct only as of such date or period); and

•	are not qualified by a “material adverse effect” qualification will be true and correct at and as of May 8, 2007 and at and as of the closing date of the transaction as though made at and as of the closing date (other than representations and warranties that are made as of a particular date or period, which must be true and correct only as of such date or period), except for such failures to be true and correct as would not have a material adverse effect on Catalytica and its subsidiaries taken as a whole;

•	Catalytica will have performed and satisfied in all material respects all covenants and agreements required by the contribution and merger agreement to be performed and satisfied by Catalytica at or prior to the closing of the transaction;

•	no material adverse effect has occurred on Catalytica and its subsidiaries taken as a whole since May 8, 2007; and

•	demand for appraisal rights under the Delaware General Corporation Law with respect to the distribution of excess net proceeds resulting from an SCR-Tech sale (as described in “The Contribution and Merger Agreement — Prohibition from Soliciting Other Offers — SCR-Tech Acquisition Proposals” beginning on page 95 of this proxy statement/prospectus) has not be made (and not effectively withdrawn or lost through failure to perfect or otherwise) by any stockholder(s) of Catalytica holding, individually or in the aggregate, 10% or more of the Catalytica common stock outstanding.

In addition, the obligations of Catalytica to consummate the transactions contemplated by the contribution and merger agreement are subject, at the option of Catalytica, to the satisfaction or waiver of the following conditions:

•	the Snowflake entities will have furnished Catalytica with a certified copy of all necessary corporate action on their behalf approving the execution, delivery and performance of the contribution and merger agreement;

•	the representations and warranties of Worsley and the Snowflake entities contained in the contribution and merger agreement which:

•	are qualified by a “material adverse effect” qualification are true and correct in all respects as so qualified at and as of May 8, 2007 and at and as of the closing date of the transaction as though made at and as of the closing date (other than representations and warranties that are made as of a particular date or period, which must be true and correct only as of such date or period); and

•	are not qualified by a “material adverse effect” qualification will be true and correct at and as of May 8, 2007 and at and as of the closing date of the transaction as though made at and as of the closing date (other than representations and warranties that are made as of a particular date or period, which must be true and correct only as of such date or period), except for such failures to be true and correct as would not have a material adverse effect on Catalytica and its subsidiaries taken as a whole;

•	Worsley and the Snowflake entities will have performed and satisfied in all material respects all covenants and agreements required by the contribution and merger agreement to be performed and satisfied by them at or prior to the closing of the transaction;

•	no material adverse effect has occurred on the Snowflake entities since May 8, 2007;

•	certain third party consents and approvals identified by Catalytica will have been obtained;

•	there will have been obtained a key man insurance policy on R. Worsley in the coverage amount of $5 million on commercially reasonable terms, naming Renegy as the beneficiary in such policy;

•	Catalytica will have received a certificate from the lead bank financing the Snowflake biomass power plant project, which provides, among other things, consent to the transactions contemplated by the contribution and merger agreement and waiver of certain events of default under the credit facility relating to the power plant;

•	R. Worsley and C. Worsley will have duly executed and delivered to Catalytica the overrun guarantee described in “Other Agreements — Overrun Guaranty” on page 102 of this proxy statement/prospectus;

•	Squire, Sanders & Dempsey L.L.P., counsel to the Snowflake entities, will have delivered a legal opinion to Catalytica substantially in the form of an exhibit attached to the contribution and merger agreement;

•	the Snowflake entities will have delivered to Catalytica, no less than five business days prior to the closing, unqualified audited financial statements as of December 31, 2006 and December 31, 2005, prepared in accordance with GAAP and Regulation S-X under the Exchange Act, which financial statements do not materially and adversely differ from the financial statements for the same periods previously made available to Catalytica in connection with the contribution and merger agreement; and

•	the Snowflake entities will have delivered to Catalytica no less than five business days prior to the closing a spreadsheet containing certain information regarding the closing date indebtedness of the Snowflake entities, a good faith estimate of transaction expenses of Worsley and certain other information.

Solicitation of Offers for a Limited Time Period

Under the terms of the contribution and merger agreement, during the 30-day period beginning on May 8, 2007, and continuing until 11:59 PM (ET) on June 7, 2007, Catalytica and its representatives were allowed to directly or indirectly initiate, solicit or encourage the submission of Catalytica acquisition proposals of the type described below in “Prohibition from Soliciting Other Offers.” During the 30-day period, Catalytica’s representatives solicited certain parties regarding an acquisition of Catalytica, and provided such parties who executed a customary confidentiality agreement with non-public information regarding Catalytica’s business, for the purpose of identifying those parties who may be interested in pursuing a transaction with Catalytica in place of the proposed transaction with Worsley and the Snowflake entities. As of the date of this proxy statement/prospectus, Catalytica does not believe that it has received any proposal that would be superior to the transaction described in this proxy statement/prospectus, and therefore the board of directors of Catalytica believes that the transaction with Worsley and the Snowflake entities pursuant to the contribution and merger agreement continues to represent the best way to secure the highest value reasonably attainable for Catalytica’s stockholders.

Prohibition from Soliciting Other Offers

Catalytica Acquisition Proposals

The contribution and merger agreement provides that subject to certain exceptions described below, beginning upon the expiration of the limited solicitation period described above in “— Solicitation of Offers for Limited Period of Time,” none of Catalytica, its subsidiaries or any of their respective officers, directors, agents, authorized employees, advisors or other representatives will:

•	initiate, solicit or knowingly encourage the submission of any inquiries, proposals or offers or knowingly make any other efforts or attempts that constitute, or would reasonably be expected to lead to, any Catalytica acquisition proposal of the type described below, or engage in any discussions or negotiations with respect to any Catalytica acquisition proposal or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations;

•	approve or recommend, or publicly propose to approve or recommend, a Catalytica acquisition proposal of the type described below;

•	enter into any merger agreement, letter of intent or other agreement providing for or relating to a Catalytica acquisition proposal of the type described below;

•	enter into any agreement requiring Catalytica to abandon, terminate or fail to consummate the transactions contemplated by the contribution and merger agreement; or

•	propose or agree to do any of the foregoing.

In addition, except as contemplated below, Catalytica agreed to immediately cease and cause to be terminated at 11:59 PM (ET) on June 7, 2007 any activities that would otherwise be a violation of the foregoing restrictions, except that Catalytica may continue discussions or negotiations with any person that has made a Catalytica acquisition proposal of the type described below on or prior to 11:59 PM (ET) on June 7, 2007, or with whom Catalytica is having ongoing discussions or negotiations as of such time and date regarding a possible Catalytica acquisition proposal, if, in each case, Catalytica’s board of directors determines in good faith that as a result of continuing such discussions and negotiations such person could be reasonably expected to make a Catalytica acquisition proposal that would be a “Catalytica superior proposal” of the type described below.

Notwithstanding the foregoing restrictions, if at any time prior to Catalytica stockholder approval of adoption of the contribution and merger agreement Catalytica receives a bona fide written Catalytica acquisition proposal of the type described below that is not solicited in violation of the foregoing restrictions, and the board of directors of Catalytica determines in good faith, after consultation with its independent financial advisor, if any, and outside counsel, that such Catalytica acquisition proposal is or is reasonably likely to lead to a Catalytica superior proposal of the type described below, then Catalytica may:

•	furnish information with respect to Catalytica and its subsidiaries to the person making the Catalytica acquisition proposal (subject to the execution of a customary confidentiality agreement), and

•	participate in discussions or negotiations with the person making the Catalytica acquisition proposal regarding such proposal.

Catalytica must notify Worsley and the Snowflake entities within two business days in the event it receives a Catalytica acquisition proposal of the type described below, including the material terms and conditions of the proposal, and must keep Worsley and the Snowflake entities reasonably apprised as to the status and any material developments, discussions and negotiations concerning the proposal. Catalytica also must, within two business days, notify Worsley and the Snowflake entities if it determines to begin providing information or to engage in negotiations concerning any Catalytica acquisition proposal.

At any time prior to obtaining Catalytica stockholder approval of adoption of the contribution and merger agreement, if Catalytica receives a bona fide written Catalytica acquisition proposal (other than an SCR-Tech acquisition proposal, as defined below) of the type described below not solicited in violation of the solicitation restrictions described above, which the Catalytica board of directors determines in good faith (after consultation with its independent financial advisor, if any, and outside counsel), after giving effect to all of the adjustments which may be definitively offered by Worsley and the Snowflake entities as described below, is a Catalytica superior proposal of the type described below and further determines in good faith (after consultation with its outside counsel) that the failure to take such action would reasonably be expected to be a breach of its fiduciary duties to its stockholders under applicable legal requirements, the board of directors may:

•	withdraw, modify or change its recommendation to stockholders or approval in respect of the contribution and merger agreement and the transaction in a manner adverse to Worsley or the Snowflake entities, or approve, endorse or recommend any Catalytica acquisition proposal other than the transactions contemplated by the contribution and merger agreement, and/or

•	terminate the contribution and merger agreement to enter into a definitive agreement with respect to such Catalytica superior proposal.

Prior to taking any of these actions, however, Catalytica must (i) provide prior written notice to Worsley and the Snowflake entities of at least three business days in advance of its intention to take any such action in response to such Catalytica superior proposal, which notice must specify the terms and conditions of such Catalytica superior proposal (including the identity of the party making the proposal), and must contemporaneously provide a copy of the relevant proposed transaction agreements with the party making the proposal, and (ii) during the three-day notice period, negotiate with Worsley and the Snowflake entities in good faith to make such adjustments in the terms and conditions of the contribution and merger agreement so that the Catalytica acquisition proposal would cease to constitute a Catalytica superior proposal.

Catalytica cannot under any circumstance enter into any agreement (other than a customary confidentiality agreement) with respect to a Catalytica superior proposal unless the contribution and merger agreement is terminated and Catalytica concurrently pays to Worsley and the Snowflake entities the termination fee described in “The Contribution and Merger Agreement — Payment of Termination Fee” on page 97 of this proxy statement/prospectus.

A “Catalytica acquisition proposal” is any inquiry, proposal or offer from any person or group of persons, other than Worsley and the Snowflake entities or their affiliates, relating to:

•	any direct or indirect acquisition or purchase of a business that constitutes 15% or more of the net revenues, net income or assets of Catalytica and its subsidiaries, taken as a whole, or 15% or more of any class or series of securities of Catalytica (or any subsidiary or subsidiaries of Catalytica whose business constitutes 15% or more of the net revenues, net income or assets of Catalytica and its subsidiaries, taken as a whole);

•	any tender offer or exchange offer that if consummated would result in any person or group of persons beneficially owning 15% or more of any class or series of capital stock of Catalytica; or

•	any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Catalytica (or any subsidiary or subsidiaries of Catalytica whose business constitutes 15% or more of the net revenues, net income or assets of Catalytica and its subsidiaries, taken as a whole).

A “Catalytica superior proposal” is a Catalytica acquisition proposal (as defined above, except that references to 15% will be deemed to be references to “more than 50%”) made in writing that is on terms that the Catalytica board of directors determines in good faith, taking into account various factors, is more favorable to Catalytica’s stockholders than the transactions contemplated by the contribution and merger agreement.

SCR-Tech Acquisition Proposals

The contribution and merger agreement also provides that at any time prior to obtaining Catalytica stockholder approval of adoption of the contribution and merger agreement, if Catalytica receives a bona fide written SCR-Tech acquisition proposal of the type described below that is not solicited in violation of the solicitation restrictions described above, and which the Catalytica board of directors determines in good faith (after consultation with its independent financial advisor, if any, and outside counsel) is an SCR-Tech superior proposal of the type described below, then Catalytica may enter into a definitive agreement with respect to such SCR-Tech superior proposal, and may sell the interests or assets of its SCR-Tech subsidiaries (including CESI-SCR, Inc. and/or CESI-Tech Technologies, Inc. or its assets applicable to SCR-Tech, LLC) in accordance with such definitive agreement, either before or after closing of the transaction contemplated by the contribution and merger agreement.

To the extent that the net proceeds of any such sale, after deducting all legal, accounting and investment banking fees and other direct costs incurred by Catalytica in connection with the sale, exceed an amount agreed upon by the parties, then in such event, at the election of Catalytica:

•	such excess net proceeds will be paid as a special dividend to the holders of Catalytica common stock as of immediately prior to the effective time of the merger;

•	such excess net proceeds will be paid in cash to the holders of Catalytica common stock immediately prior to the effective time of the merger in connection with the merger; or

•	the number of shares that the Worsley Trust is receiving at the closing in connection with the transaction will be reduced such that the percentage of such shares relative to all shares of Renegy common stock to be outstanding immediately following the closing of the transaction is reduced at the rate of 0.8% per $1.0 million of excess net proceeds (with any amounts less than $1.0 million to be reduced on a pro rata basis). In the event of a transaction that occurs after the closing of the proposed transaction for which an adjustment is to be made as described in the preceding clause, the Worsley Trust must deliver to Catalytica such number of shares as is determined in accordance with such clause.

Any net proceeds resulting from a sale of the interests or assets of SCR-Tech will be reduced in an amount, if any, by which the SCR-Tech net working capital (i.e., the excess, if any, of the current assets of SCR-Tech over the current liabilities of SCR-Tech, as determined in accordance with GAAP) exceeds $0.

An “SCR-Tech acquisition proposal” is any inquiry, proposal or offer from any person or group of persons (other than Worsley and the Snowflake entities) or their affiliates relating to any direct or indirect acquisition of all or substantially all of the interests or assets of Catalytica’s SCR-Tech, LLC, CESI-SCR, Inc. and/or CESI-Tech Technologies, Inc. or its assets applicable to SCR-Tech, LLC.

An “SCR-Tech superior proposal” is a bona fide SCR-Tech acquisition proposal made in writing with net proceeds that exceed an amount agreed upon by the parties. If the consideration in such SCR-Tech acquisition proposal is a publicly-traded security, the value of the consideration will be based on the average closing price of such security for the ten trading days prior to the execution of the agreement for such SCR-Tech acquisition proposal. If the consideration consists of securities that are not publicly traded or other assets, such amount will be determined in good faith by the board of directors of Catalytica.

Consistent with the terms of the contribution and merger agreement, the board of directors of Catalytica authorized management to continue discussions with respect to a sale of SCR-Tech on a stand-alone basis. Negotiations with respect to the sale of SCR-Tech have terminated. However, the boards of directors of Catalytica and Renegy, if the transaction is consummated, expect that they will continue to evaluate strategic alternatives with respect to SCR-Tech.

Termination of the Contribution and Merger Agreement

The contribution and merger agreement may be terminated any time prior to completion of the transaction, whether before or after adoption of the contribution and merger agreement by Catalytica stockholders:

•	by mutual written consent of the parties to the contribution and merger agreement;

•	by either Catalytica or Worsley and the Snowflake entities if the transaction is not completed by September 30, 2007, except that this right to terminate will not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the transaction to occur on or before that date, and the action or failure to act constitutes a breach of the contribution and merger agreement;

•	by either Catalytica or Worsley and the Snowflake entities if there is any law or regulation that makes the consummation of the transaction illegal or otherwise prohibited, or if there is any order, decree, ruling or any action of any governmental entity having the effect of permanently restraining, enjoining or prohibiting the completion of the transaction, and such order, decree, ruling or action is final and nonappealable;

•	by Catalytica upon a breach of any representation, warranty, covenant or agreement set forth in the contribution and merger agreement on the part of Worsley or the Snowflake entities, or if any representation or warranty of Worsley or the Snowflake entities has become untrue, in either case such that the conditions to completion of the transaction in the contribution and merger agreement would not be satisfied; provided, that before any such termination, Worsley and the Snowflake entities will have the opportunity to cure any such breach or inaccuracy for 30 days after delivery by Catalytica to Worsley and the Snowflake entities of written notice of such breach, and in the event the breach is so cured in such 30-day period (or if Catalytica has materially breached the contribution and merger agreement), Catalytica may not exercise this termination right;

•	by Worsley and the Snowflake entities upon a breach of any representation, warranty, covenant or agreement set forth in the contribution and merger agreement on the part of Catalytica, or if any representation or warranty of Catalytica has become untrue, in either case such that the conditions to completion of the transaction in the contribution and merger agreement would not be satisfied; provided, that before any such termination, Catalytica will have the opportunity to cure any such breach or inaccuracy for 30 days after delivery by Worsley and the Snowflake entities to Catalytica of written notice of such breach, and in the event the breach is so cured in such 30-day period (or if Worsley or the Snowflake entities has materially breached the contribution and merger agreement), Worsley and the Snowflake entities may not exercise this termination right;

•	by Worsley and the Snowflake entities if Catalytica’s board of directors (i) withdraws, modifies or changes its recommendation to stockholders or approval in respect of the contribution and merger agreement and the transaction in a manner adverse to Worsley or the Snowflake entities or (ii) approves, endorses or recommends any Catalytica Acquisition Proposal (as defined below) other than the transactions contemplated by the contribution and merger agreement. A Catalytica Acquisition Proposal means any inquiry, proposal or offer from any person or group of persons, other than Worsley and the Snowflake entities or their affiliates, relating to any direct or indirect acquisition or purchase of a business that constitutes 15% or more of the net revenues, net income or assets of Catalytica and its subsidiaries, taken as a whole, or 15% or more of any class or series of securities of Catalytica (or any subsidiary or subsidiaries of Catalytica whose business constitutes 15% or more of the net revenues, net income or assets of Catalytica and its subsidiaries, taken as a whole), any tender offer or exchange offer that if consummated would result in any person or group of persons beneficially owning 15% or more of any class or series of capital stock of Catalytica, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Catalytica (or any subsidiary or subsidiaries of Catalytica whose business constitutes 15% or more of the net revenues, net income or assets of Catalytica and its subsidiaries, taken as a whole);

•	by Catalytica prior to adoption of the contribution and merger agreement by Catalytica’s stockholders, if Catalytica receives a written Catalytica Acquisition Proposal (other than a proposal for any direct or indirect acquisition of all or substantially all of the interests or assets of Catalytica’s SCR-Tech-related subsidiaries) which Catalytica’s board of directors determines in good faith is a Catalytica Superior Proposal (as defined below) and that the failure to terminate the contribution and merger agreement would reasonably be expected to be a breach of its fiduciary duties to its stockholders under applicable legal requirements; provided, that before exercising this termination right, Catalytica must afford Worsley and the Snowflake entities the opportunity to negotiate and to make adjustments in the terms and conditions of the contribution and merger agreement such that the Catalytica Acquisition Proposal ceases to be a Catalytica Superior Proposal. Catalytica Superior Proposal means a Catalytica Acquisition Proposal (as defined above, except that references to 15% will be deemed to be references to “more than 50%”) made in writing that is on terms that the Catalytica board of directors determines in good faith, taking into account various factors, is more favorable to Catalytica’s stockholders than the transactions contemplated by the contribution and merger agreement;

•	by either Catalytica or Worsley and the Snowflake entities if the proposal for the adoption of the contribution and merger agreement fails to receive the requisite affirmative vote of stockholders at the Catalytica special meeting or any adjournment or postponement thereof; or

•	by Catalytica if certain financial statements required to be delivered by the Snowflake entities under the contribution and merger agreement have not been delivered to Catalytica by July 7, 2007.

Payment of Termination Fee

If the contribution and merger agreement is terminated by Worsley and the Snowflake entities pursuant to the sixth bullet point above in “— Termination of the Contribution and Merger Agreement” or by Catalytica pursuant to the seventh bullet point above in “— Termination of the Contribution and Merger Agreement”, then Catalytica must pay the Snowflake entities a termination fee of $1.0 million if such termination occurs during the first 30 days following the signing of the contribution and merger agreement, and $1.3 million if such termination occurs thereafter. In each case, Catalytica would reimburse the Snowflake entities for actual out of pocket expenses incurred in connection with the transaction, up to $500,000. Catalytica must pay the termination fee within five business days after the date of such termination and pay the expenses within five business days of receiving an estimate of the expenses.

Material Adverse Effect

For purposes of the contribution and merger agreement, the term “material adverse effect,” when used in connection with an entity, means any change, event, violation, inaccuracy, circumstance or effect, individually or when taken together with all other changes, events, violations, inaccuracies, circumstances or effects that have occurred prior to the date of determination of the occurrence of the material adverse effect, that is or would be (i) materially adverse to the business, assets, financial condition or results of operations of that entity taken as a whole with its subsidiaries or (ii) materially impedes the ability of the entity to consummate the transactions contemplated by the contribution and merger agreement in accordance with its terms and applicable legal requirements. However, for purposes of clause (i) above, in no event will any of the following, alone or in combination, be deemed to constitute, nor will any of the following be taken into account in determining whether there has been or will be, a material adverse effect on any entity:

•	any change, event, violation, inaccuracy, circumstance or effect resulting from compliance with the terms and conditions of the contribution and merger agreement or actions taken at the express request of another party to the contribution and merger agreement;

•	any loss of or adverse impact on relationships with employees, customers, suppliers or distributors, any delays in or cancellations of orders for the products or services of such entity and any reduction in revenues, in each case to the extent attributable to the announcement or pendency of the contribution and merger agreement or the transactions contemplated by the contribution and merger agreement;

•	any change in such entity’s stock price or trading volume, in and of itself;

•	failure to meet revenue or earnings projections, in and of itself, for any period ending (or for which earnings are released) on or after May 8, 2007 (provided that the exception in this clause will not apply to the facts and circumstances underlying any such failure to the extent such facts and circumstances are not otherwise excluded as described in this section of the proxy statement/prospectus);

•	any change, event, violation, inaccuracy, circumstance or effect resulting from changes affecting any of the industries in which such entity operates generally or the United States economy generally (except to the extent such changes disproportionately affect such entity);

•	any change, event, violation, inaccuracy, circumstance or effect resulting from changes affecting general worldwide economic or capital market conditions (except to the extent such changes disproportionately affect such entity); or

•	stockholder class action or derivative litigation arising from allegations of breach of fiduciary duty relating to the contribution and merger agreement or false or misleading public disclosure (or omission) in connection with the contribution and merger agreement (provided that the exception in this clause will not apply to the facts and circumstances underlying any allegation of false or misleading public disclosure (or omission) in connection with the contribution and merger agreement).

The contribution and merger agreement further provides that the occurrence of any one of the following will constitute a material adverse effect with respect to the Snowflake entities:

•	there will exist or have occurred a change, event, violation, inaccuracy, circumstance or effect, individually or when taken together with all other changes, events, violations, inaccuracies, circumstances or effects that have occurred prior to the date of determination of the occurrence of the material adverse effect, that materially and for the foreseeable future impairs, or would reasonably be expected to materially and for the foreseeable future impair, achievement of commercial operation of the Snowflake biomass power plant; or

•	R. Worsley will have died or become incapacitated or disabled (in the case of disability, such that R. Worsley is unable to perform his obligations, or cause the Snowflake entities to perform their respective obligations under the contribution and merger agreement or the project documents relating to the Snowflake biomass power plant, and such disability is continuing and would reasonably be expected to continue for 90 days or more).

General Indemnification

Under the terms of the contribution and merger agreement, Worsley has agreed to indemnify Catalytica and Renegy and their respective affiliates, directors, officers and employees from and against any and all damages arising out of, resulting from or in any way related to a breach of, or the failure to perform or satisfy any of, the representations, warranties, covenants and agreements made by any of the Snowflake entities and/or Worsley in the contribution and merger agreement or in any document or certificate delivered by any of them at the closing pursuant to the contribution and merger agreement. In addition, Renegy and Catalytica have agreed to indemnify Worsley from and against any and all damages arising out of, resulting from or in any way related to (i) a breach of, or the failure to perform or satisfy any of, the representations, warranties, covenants and agreements made by Catalytica in the contribution and merger agreement or in any document or certificate delivered by Catalytica at the closing pursuant to the contribution and merger agreement, and (ii) the personal guarantees of Worsley described in “The Contribution and Merger Agreement — Other Covenants — Elimination of Certain Guarantees of R. Worsley and C. Worsley” on page 85 of this proxy statement/prospectus, but only up to $2 million with respect to the CoBank guaranty.

The respective obligations of the parties to indemnify for any breaches of their respective representations and warranties will survive until the 18-month anniversary of the closing date of the transaction (and thereafter until resolved if a claim has been made prior to such 18-month anniversary date), except for any indemnification claim resulting from fraud or intentional misrepresentation by Worsley or the Snowflake entities, as the case may be. In addition, neither Catalytica and Renegy, on the one hand, nor Worsley, on the other, will be obligated to indemnify the other for breaches of representations and warranties as described above unless and until the aggregate of all of liability for such party under such indemnity obligations exceeds $250,000. Moreover, the indemnity obligations of each party are subject to a $10 million cap. The foregoing dollar limitations will not apply with respect to any indemnification claims resulting from fraud or intentional misrepresentation by Worsley or the Snowflake entities, as the case may be, or with respect to Catalytica’s obligation to indemnify Worsley for the personal guarantees (subject to the $2 million limitation described above with respect to the CoBank guaranty).

Under the terms of the contribution and merger agreement, Worsley will have the right in Worsley’s discretion, to satisfy, in full or in part, any of its indemnification obligations in cash, or in shares of Renegy common stock. If payment is made in shares of Renegy common stock, Worsley must tender a number of shares of Renegy common stock that is equal to the quotient obtained by dividing (i) the amount of the damages for which indemnification is being made by (ii) $12.25, rounded up to the nearest whole share.

Similarly, Catalytica and Renegy will have the right in their discretion, to satisfy, in full or in part, any of their indemnification obligations in cash or in shares of Renegy common stock, except that any amounts paid to Worsley will be “grossed up” to reflect Worsley’s ownership of approximately 58.5% of the Renegy common stock outstanding as of immediately following the closing of the transaction. Specifically, Catalytica and Renegy may:

•	pay cash to Worsley in an amount equal to: (i) the quotient obtained by dividing (A) the amount of the damages for which indemnification is being made by (B) 0.415, less (ii) the amount of such damages (such amount, the “adjusted damages”); or

•	issue to the Worsley Trust such number of shares of Renegy common stock equal to the quotient obtained by dividing (i) the adjusted damages by (ii) $12.25, rounded up to the nearest whole share.

Notwithstanding the foregoing, any indemnification payment by Catalytica or Renegy in respect of Worsley’s personal guarantees will be made only in cash.

Amendment No. 1 to Contribution and Merger Agreement

The contribution and merger agreement provided for a merger exchange ratio of one share of Renegy common stock for every share of Catalytica common stock converted in connection with the merger. The contribution and merger agreement also provides that the merger exchange ratio may be adjusted by the approval of Catalytica’s board of directors of an amendment to the contribution and merger agreement, subject to the prior written approval of R. Worsley, and that in the event of such an adjustment, the shares of Renegy common stock, including the shares subject to the warrants, issuable to Worsley in connection with the transaction and the exercise price of the warrants and other share prices used in the contribution and merger agreement will be proportionately adjusted.

On August 9, 2007, Catalytica, Renegy, the Snowflake entities, the Merger Sub and Worsley executed an amendment to the contribution and merger agreement to adjust the merger exchange ratio to one-seventh (1/7th) of a share of Renegy common stock for every share of Catalytica common stock converted in connection with the merger, with the intent that Renegy be able to comply with the minimum share price requirement for initial listing on the NASDAQ Global Market. In this proxy statement/prospectus, unless otherwise noted, all shares of Renegy common stock issuable to Catalytica stockholders and Worsley, including the shares subject to the warrants issuable to Worsley, and the exercise price of the warrants and other share prices used in the contribution and merger agreement, reflect this adjusted merger exchange ratio.

The amendment also provides that the valuation of the warrants for federal and state income tax purposes will be based on a valuation obtained through an appraisal as of the closing of the transaction by an independent appraiser mutually acceptable to the parties to the contribution and merger agreement, and that amount will be reported by the parties for such purpose as taxable boot under Section 351(b) of the Code.

OTHER AGREEMENTS

Registration Rights Agreement

In connection with the transaction, Renegy and the Worsley Trust will enter into a registration rights agreement pursuant to which Renegy will agree to prepare and file a registration statement pursuant to Rule 415 under the Securities Act covering the resale from time to time of all of the shares of Renegy’s common stock issued to the Worsley Trust in connection with the transaction (including shares, if any, issued to the Worsley Trust in accordance with the indemnification provisions of the contribution and merger agreement), as well as all shares of common stock issuable upon exercise of the warrants issued to the Worsley Trust in connection with the transaction. Renegy must prepare and file such registration statement upon the request of the Worsley Trust (or the then holder of a majority of the registrable securities subject to the registration rights agreement), which request may be made any time from and after 270 days after the closing of the transaction contemplated by the contribution and merger agreement, provided that Renegy may delay any requested registration for up to 60 consecutive days in any calendar year (or 120 days in the aggregate in any calendar year) if and for so long as certain conditions exist. Additionally, Renegy will not be obligated to effectuate more than one registration in any twelve month period, and there are certain proscriptions with respect to when a request for registration may be made. Upon the effectiveness of the resale registration statement, the registered shares of common stock will be freely tradable by the Worsley Trust. Renegy will be responsible for all fees and expenses in connection with the preparation and filing of a registration statement under the registration rights agreement.

The registration rights agreement will contain customary indemnification and contribution provisions (including reimbursement of expenses), and each party will agree to indemnify the other party (and any of its officers, directors, controlling persons and certain other persons) against losses arising out of such party’s untrue statement or alleged untrue statement of a material fact in a registration statement or prospectus or amendment or supplement thereto, or omission or alleged omission by such party to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

Prior to the expiration of the initial term of the Class III directors of Renegy, the special committee of the Renegy board of directors will have the exclusive authority to administer, interpret and enforce the registration rights agreement on behalf of Renegy, and to make determinations to be made by Renegy’s board of directors, including with respect to determining whether certain conditions for delaying any registrations under the registration rights agreement exist.

Warrants

Pursuant to the contribution and merger agreement, Renegy will issue 2,473,023 common stock purchase warrants to the Worsley Trust. Each warrant will entitle the Worsley Trust the right to purchase one share of common stock of Renegy. The exercise price of the warrants will be $16.38 per share, provided that the warrants’ exercise price may be adjusted pursuant to standard adjustment provisions for stock splits, distributions, reorganizations, mergers and consolidations and the like. The warrants are transferable by the Worsley Trust or any subsequent permitted transferee only to the warrant holder’s spouse, the ancestors or descendants of the warrant holder or his spouse, or any ancestor or descendant of any such ancestors or descendants, or any trust for the benefit of any of the foregoing persons. The warrants will vest and become exercisable according to the following schedule of milestones:

•	If the Snowflake biomass power plant has achieved commercial operation by no later than July 1, 2008 in accordance with the Snowflake entities’ agreements relating to the financing, development, construction, supply and operation of the plant and the Snowflake entities have not defaulted under or breached any such agreement, and there are no events or circumstances existing that could reasonably be expected to constitute, or result in, an event of default or other material breach or default under such agreements, then 824,341 warrants will vest.

•	If one or more renewable energy generation plants, other than the Snowflake biomass power plant, based on “Eligible Renewable Energy Resources” (as defined in Rule R14-2-1801 of the Arizona Renewable Energy

Standard and Tariff Rules adopted by the Arizona Corporation Commission) that are owned by Renegy and generating in the aggregate in excess of 10 megawatts in capacity have (i) commenced and maintained commercial operations for 90 continuous days at the load and output requirements required by the power purchase agreement(s) and financing documents related to such plants, and (ii) during such 90 day period, such commercial operation occurs in accordance with, and there are no material defaults, breaches or violations, or events or circumstances that could reasonably be expected to result in or constitute, a material default, breach or violation under, such power purchase agreement(s) or financing documents, then 824,341 warrants will vest.

•	Upon the earlier to occur of either one of the following two alternatives, then 824,341 warrants will vest:

(i) an additional renewable energy power generation plant or plants (other than the Snowflake biomass plant and the plants discussed in the immediately prior bullet point), based on Eligible Renewable Energy Resources (as defined above), that are owned by Renegy and generating in the aggregate in excess of 10 megawatts in capacity have commenced and maintained commercial operations for 90 continuous days at the load and output requirements required by the power purchase agreement(s) and financing documents related to such plants, and during such 90 day period, such commercial operation occurs in accordance with, and there are no material defaults, breaches or violations, or events or circumstances that could reasonably be expected to result in or constitute, a material default, breach or violation under, such power purchase agreement(s) or financing documents; or

(ii) construction has commenced on not less than two additional renewable energy power generation plants (other than the Snowflake biomass plant and the plants discussed in the immediately prior bullet point), based on Eligible Renewable Energy Resources (as defined above) designed to generate in the aggregate in excess of 20 megawatts in capacity, for which power purchase agreements have been duly executed and delivered by Renegy or any of its subsidiaries, and construction financing has been obtained sufficient to allow completion and attainment of commercial operation of such plants.

Any requirement in the second and third bullet points above related to ownership by Renegy of power generation plants (other than the plant discussed in the second bullet point above) will also be deemed to be satisfied by (i) one or more cogeneration steam plants owned by Renegy and capable of generating in the aggregate in excess of 10 megawatts of electricity if devoted exclusively to that purpose; or (ii) one or more biofuel production facilities owned by Renegy and capable of producing biofuel that would support the commercial operation of one or more power generation plants generating in the aggregate in excess of 10 megawatts of electricity if such fuels were devoted exclusively to that purpose, provided, that for purposes of determining the number of megawatts of electricity generated by such biofuel production facility, a turbine efficiency rating of 30% will be assumed.

The warrants will be exercisable beginning on the dates that the above described milestones are achieved and, with respect to each portion of the warrants that vest as described above, will expire upon the date that is the later of the four year anniversary of the date of issuance of the warrants and the two year anniversary of the date on which the above described milestone applicable to such portion of the warrants are achieved; provided, that in no event will the warrants expire later than the six-year anniversary of the date of issuance of the warrants.

The holder of a warrant may pay the exercise price in cash. In lieu of exercising the warrants for cash, if at any time more than 240 days from the date of issuance of the warrants the holder is not able to sell the shares underlying the warrants pursuant to an effective registration statement filed by Renegy under the registration rights agreement described above, such warrants may be exercised by net cashless exercise.

Prior to the expiration of the initial term of the Class III directors of Renegy, the special committee of Renegy’s board of directors will have exclusive authority to administer, interpret and enforce the warrants on behalf of Renegy, including but not limited to determining whether any of the milestones described above has been achieved.

Assumption Agreement

In connection with the transaction, Renegy will enter into an assumption agreement with Catalytica, the Merger Subsidiary, the Snowflake entities, R. Worsley, C. Worsley and the Worsley Trust pursuant to which Renegy will accept the assignment of rights and assume and agree to perform and fulfill the obligations of Renegy after the effective time of the merger that are set forth in the contribution and merger agreement, including Renegy’s obligation to indemnify R. Worsley, C. Worsley and the Worsley Trust for certain matters set forth in the contribution and merger agreement, as described in “The Contribution and Merger Agreement — General Indemnification” beginning on page 98 of this proxy statement/prospectus. Under the assumption agreement, Renegy also agrees to assume all of the rights and executory obligations of Catalytica under the current employment agreement between Catalytica and Robert Zack.

Overrun Guaranty

In connection with the transaction, R. Worsley and C. Worsley will enter into an overrun guaranty with Renegy, pursuant to which they will guarantee to Renegy that if the project costs that are necessary to achieve commercial operation of the plant in accordance with the project cost budget included in the CoBank credit agreement, exceed $69,310,572, R. Worsley and C. Worsley will pay the excess amount to Renegy in sufficient time for Renegy to be able to pay the applicable project costs. For purposes of the overrun guarantee, project costs means all costs associated with the development, design, engineering, construction, testing, installation, equipping, assembly, inspection, completion and start-up of the Snowflake biomass power plant prior to the date of commercial operation of the plant, including any and all operating and other costs (including, without limitation, the cost of, or cost to procure, fuel, testing, payroll and related benefits, insurance, gas, lubes, financing fees and interest costs, other soft costs, and investment in any Snowflake entity-related entities but excluding depreciation) necessary to achieve commercial operation of the Snowflake biomass power plant, offset by any revenues generated by sales of electricity and forest thinning activities. The project costs set forth in the CoBank project cost budget do not include, however, approximately $8.7 million in certain additional startup and capitalization costs, capital expenditures and other operating costs that have been or are expected to be incurred in connection with the businesses of the Snowflake entities. A more detailed description of such additional costs is set forth in the section below entitled “Information about the Snowflake Entities — Snowflake Entities’ Management’s Discussion and Analysis or Plan of Operation.”

Employment and Related Agreements

Employment Agreements

Robert M. Worsley has entered into an employment agreement with Renegy pursuant to which he will become Chief Executive Officer of Renegy after the transaction. Scott Higginson has entered into an employment agreement with Renegy pursuant to which he will become Senior Vice President of Renegy after the transaction.

Mr. Worsley’s employment agreement includes, among other terms and conditions, a yearly salary of $300,000, the possible grant of options and performance based cash bonuses, as well as such employee benefits as are provided to other executive officers of Renegy. Mr. Worsley’s initial term of employment will be three years, and will continue for successive one year terms unless earlier terminated pursuant to the employment agreement termination provisions or either Renegy or Mr. Worsley provides written notice of termination of employment not less than 120 days prior to the end of the initial term or any additional term. Scott Higginson’s employment agreement will include, among other terms and conditions, the same terms as Mr. Worsley’s employment agreement described immediately above, except that Mr. Higginson will receive a yearly salary of $200,000 and will also receive 7,143 shares of common stock of Renegy and 7,143 stock options of Renegy in connection with his execution of his employment agreement (in each case, as adjusted to reflect the merger exchange ratio).

Renegy will be able to terminate the employment agreements with Messrs. Worsley and Higginson for “cause,” and Messrs. Worsley and Higginson will be able to terminate their respective agreements for “good reason.”

Under the agreements, “cause” with respect to an individual includes:

•	the individual’s willful, repeated or negligent failure to perform his duties under his agreement and to comply with any reasonable or proper direction given by or on behalf of Renegy’s board of directors and the continuation of such failure following 20 days written notice to such effect;

•	the individual being guilty of serious misconduct on Renegy’s premises or elsewhere, whether during the performance of his duties or not, which is reasonably likely to cause material damage to the reputation of Renegy or render it materially more difficult for the individual to satisfactorily continue to perform his duties and the continuation or a second instance of such serious misconduct following 20 days written notice to such effect;

•	the individual being found guilty in a criminal court of any offense of a nature which is reasonably likely to materially adversely affect the reputation of Renegy or to materially prejudice its interests if the individual were to continue to be employed;

•	the individual’s commission of any act of fraud or theft involving Renegy or its business, or any intentional tort against Renegy; or

•	the individual’s violation of any of the material terms, covenants, representations or warranties contained in his employment agreement and failure to correct such violation within 20 days after written notice by Renegy.

The employment agreements define “good reason” as:

•	Renegy’s failure to elect or reelect, or to appoint or reappoint, Mr. Worsley and Mr. Higginson, as applicable, to the offices of President and Chief Executive Officer and Senior Vice President, respectively;

•	material changes in the individual’s function, duties or responsibilities of a scope less than that associated with the positions;

•	the individual’s base salary is reduced;

•	the relocation of the individual’s principal place of employment to a place that is not within either the city limits of Tempe, Arizona, or within a radius of twenty-five (25) miles of his primary residence;

•	the failure by Renegy to obtain the assumption of the individual’s employment agreement by any successor or assign of Renegy;

•	a material breach of the employment agreement by Renegy, which breach is not cured within five days after written notice of the breach is delivered to Renegy; or

•	the occurrence of a change of control (as defined in the agreements).

In the event that Mr. Worsley or Mr. Higginson is terminated without cause, as defined above, or such individual terminates his employment for good reason, as defined above, Mr. Worsley or Mr. Higginson, as the case may be, will be entitled to receive as a severance payment:

•	an amount equal to two years of his yearly salary in effect on the termination date;

•	a pro-rated portion of the amount of incentive compensation he would earn for the fiscal year in which the termination occurs if the results of operations of Renegy for the period from the beginning of such fiscal year to the termination date were annualized; and

•	with respect to Mr. Worsley, full vesting of all outstanding stock options held by him.

If Mr. Worsley or Mr. Higginson is terminated during a pending change of control or within 24 months after a change of control, or such individual terminates his employment for good reason within 24 months after a change of control, such individual will be entitled to receive as a change-in-control payment:

•	an amount equal to two years of his yearly salary in effect on the termination date;

•	the maximum amount of incentive compensation which he could earn for the fiscal year in which the termination date occurs; and

•	full vesting of outstanding stock options held by such individual.

The severance payment and the change-of-control payment described above are conditioned upon Mr. Worsley or Mr. Higginson, as applicable, executing a standard release in a form reasonably acceptable to Renegy and complying with certain non-competition and non-solicitation provisions for a period of 12 months following termination.

The employment agreements also provide that, during the term of the agreement, Messrs. Worsley and Higginson will be restricted from engaging in activities that are competitive with the business of Renegy, except with respect to certain permitted activities set forth in the employment agreements and, with respect to Mr. Worsley, certain activities permitted under the contribution and merger agreement. See “The Contribution and Merger Agreement — Certain Business Restrictions on Worsley Relating to Renewable Energy Projects” in this proxy statement/prospectus.

Renegy is required to indemnify Mr. Worsley or Mr. Higginson to the fullest extent permitted by law, from any liability asserted against or incurred by either in connection with their service as an officer or director of Renegy, as the case may be.

Acknowledgement Letter Agreement and Noncompetition Agreement with Robert W. Zack

In connection with the transaction, on May 8, 2007, Catalytica and Robert W. Zack, Catalytica’s current President, Chief Executive Officer and Chief Financial Officer, executed an acknowledgement letter agreement which clarifies and confirms the parties’ understanding concerning certain aspects of Mr. Zack’s Amended and Restated Employment Agreement with Catalytica dated March 23, 2007 and amends certain tax provisions contained therein. Specifically, the letter agreement provides in pertinent part Mr. Zack’s acknowledgement that his employment agreement will be assumed by Renegy as of the closing of the merger and that the merger constitutes a change of control for purposes of the employment agreement, thus entitling Mr. Zack to certain change of control retention payments as described in “Management — Executive Compensation and Other Matters — Employment Contracts and Termination of Employment and Change-in-Control Arrangements” beginning on page 195 of this proxy statement/prospectus, subject to the terms of the employment agreement. In addition, the letter agreement provides clarification of the treatment of Mr. Zack’s severance benefits intended to comply with final regulations issued under Section 409A of the Code.

On May 8, 2007, Mr. Zack also entered into a noncompetition agreement with Renegy, which will become effective as of the effective time of the merger. The noncompetition agreement provides that during the term of Mr. Zack’s existing employment agreement (described in the paragraph immediately above), except in accordance with his employment duties to and on behalf of Renegy and with respect to certain permitted activities, Mr. Zack will not participate in, be employed in any capacity by, serve as director, consultant, agent or representative for, or have any interest, directly or indirectly, in any enterprise which is engaged in a business competitive with the business of Renegy or any of its subsidiaries conducted during the term of Mr. Zack’s employment with Renegy, or which is being actively developed during the term of Mr. Zack’s employment with Renegy.

Affiliate Agreements

The shares of Renegy common stock issued in connection with the transaction will be freely tradeable, except for affiliates of Catalytica and the Snowflake entities. Such affiliates will be required to comply with the applicable restrictions of Rule 145 under the Securities Act in order to resell shares of Renegy received in connection with the transaction, and will execute a customary agreement with Renegy whereby each affiliate will agree to comply with the applicable provisions of Rule 145. See “The Transaction — Restrictions on Sales of Shares of Renegy Common Stock Received in the Transaction” on page 71 of this proxy statement/prospectus.

Second Amendment of the Preferred Stock Rights Agreement between Catalytica and Mellon Investor Services LLC

On May 8, 2007, in connection with the transactions contemplated by the contribution and merger agreement, Catalytica amended its stockholder rights plan to provide in pertinent part that neither the execution nor delivery of the contribution and merger agreement or the performance of the parties’ respective obligations under the contribution and merger agreement will result in Worsley, the Snowflake entities or any of their respective affiliates becoming an “Acquiring Person” under the rights plan, which means that the rights under the rights plan will not become exercisable in connection with the merger. In addition, the May 8, 2007 amendment amended the rights plan to provide that the plan will terminate immediately prior to the closing of the transaction. For a description of Catalytica’s rights plan, see “Comparison of Stockholder Rights — Catalytica Preferred Stock Rights Agreement — Catalytica Rights Plan” on page 125 of this proxy statement/prospectus.

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

Introductory Note to Unaudited Pro Forma Condensed Combined Financial Statements

On May 8, 2007, Catalytica and the Snowflake entities entered into a definitive contribution and merger agreement for a transaction to be accounted for as a purchase under accounting principles generally accepted in the United States. A more detailed description of and summary of the accounting for the merger is provided in the accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

Pro forma adjustments in the accompanying pro forma financial statements reflect certain assumptions and estimates regarding the purchase price and the fair value of assets acquired and liabilities assumed and the amount of goodwill that will arise from the merger. The actual goodwill arising from the acquisition will be based on the difference between the purchase price based on the fair value of Renegy’s common stock on the date the merger is consummated and the fair value of the assets and liabilities assumed adjusted for all charges pertaining to the merger. For purposes of the accompanying pro forma financial statements, the purchase price has been assumed using the closing value of Catalytica’s common stock on August 23, 2007. No assurance can be give that actual goodwill will not be more or less than the estimated amount reflected in the pro forma financial statements.

The unaudited pro forma financial information is based on a number of other assumptions and estimates and is subject to a number of uncertainties, relating to the merger and related matters, including, among other things, estimates, assumptions and uncertainties regarding (1) the amount of accruals for direct acquisition costs and the amount of expenses and other costs relating to the merger, (2) as noted above, the actual amount of goodwill that will arise from the merger, and (3) the fair values of certain assets and liabilities, which are sensitive to assumptions and market conditions. Accordingly, the unaudited pro forma financial information does not purport to be indicative of the actual results of operations or financial condition that would have been achieved had the merger in fact occurred on the dates indicated, nor does it purport to be indicative of the results of operations or financial condition that may be achieved in the future. In addition, the consummation of the merger is subject to satisfaction of a number of conditions, and no assurance can be given the merger will be consummated on the currently anticipated terms, or at all.

The accompanying unaudited pro forma financial statements have been prepared to give effect to the proposed merger of Catalytica and the Snowflake entities as a reverse acquisition wherein the Snowflake entities are deemed to be the acquiring entity from an accounting perspective. The unaudited pro forma financial statements presented below are based on the historical financial statements of Catalytica and the Snowflake entities, adjusted to give effect to the acquisition of Catalytica by the Snowflake entities. The unaudited pro forma financial information has been derived from and should be read in conjunction with the historical financial statements and related notes of Catalytica and the Snowflake entities included elsewhere in this joint proxy statement/prospectus. The pro forma adjustments are described in the accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

Pro forma adjustments related to the pro forma combined consolidated statements of operations give effect to events that are (i) directly attributable to the merger, (ii) factually supportable, and (iii) expected to have a continuing impact on the combined consolidated results. Pro forma adjustments related to the pro forma combined consolidated balance sheet give effect to events that are directly attributable to the transaction and factually supportable regardless of whether they have a continuing impact or are nonrecurring.

The unaudited pro forma consolidated balance sheet as of June 30, 2007 assumes the proposed merger was completed as of June 30, 2007. The unaudited pro forma consolidated statements of operations for the year ended December 31, 2006 and for the six months ended June 30, 2007 assume the proposed merger was completed as of January 1, 2006.

Because the Snowflake entities stockholders will own a majority of the shares of the combined company once the merger is consummated, the historical financial statements of the Snowflake entities will become the historical financial statements of the combined company and will not include the historical financial results of Catalytica prior to the completion of the merger. Catalytica and the Snowflake entities both have a fiscal year end of December 31.

Unaudited Pro Forma Combined Consolidated Balance Sheet
(in thousands)

	As of June 30, 2007
	Historical
		Snowflake	Pro forma
	Catalytica	entities	Adjustments		Combined

ASSETS
Current assets:
Cash and cash equivalents	$4,048	$190	$—		$4,238
Restricted cash	—	15,118	—		15,118
Short-term investments	11,956	—	—		11,956
Accounts receivable, net	592	51	—		643
Revenues in excess of billings	677	—	—		677
Inventories	130	3,412	—		3,542
Prepaid expenses and other assets	192	1,402	(679	)b	915

Total current assets	17,595	20,173	(679)		37,089
Property and equipment, net	919	39,974	—		40,893
Goodwill	4,257	—	(4,257	)d	1,174
			1,174	e
Other intangible assets, net	1,151	—	—		1,151
Deferred financing costs and other assets, net	—	2,805	—		2,805
Other assets	75	—	—		75

Total assets	$23,997	$62,952	$(3,762)		$83,187

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$911	$2,799	$—		$3,710
Accrued payroll and benefits	443	79	—		522
Deferred revenue	931	—	(700	)f	231
Accrued liabilities and other	1,002	1,462	405	b	3,094
			225	h
Current portion of long-term debt	—	616	—		616

Total current liabilities	3,287	4,956	(70)		8,173
Fair value of hedge instruments	—	1,736	—		1,736
Long-term debt, net of current portion	—	45,428	—		45,428
Other long-term liabilities	14	—	—		14

Total liabilities	3,301	52,120	(70)		55,351
Stockholders’ equity:
Member contributions	—	23,194	(23,194	)c	—
Common stock	18	—	(18	)a	7
			3	b
			4	c
Additional paid-in capital	168,280	—	(168,280	)a	41,166
			17,001	b
			23,190	c
			975	i
Retained deficit	(147,598)	(12,362)	147,598	a	(13,337)
			(975	)i
Accumulated other comprehensive loss	(4)	—	4	g	—

Total stockholders’ equity	20,696	10,832	(3,692)		27,836

Total liabilities and stockholders’ equity	$23,997	$62,952	$(3,762)		$83,187

See accompanying notes.

Unaudited Pro Forma Combined Consolidated Statements of Operations

	For the Six Months Ended June 30, 2007
	Historical
		Snowflake	Pro Forma
	Catalytica	Entities	Adjustments		Combined
	(In thousands, except per share data)

Revenues	$1,808	$780	$—		$2,588
Costs and expenses:
Cost of revenues	2,096	5,295	—		7,391
Selling, general and administrative	5,455	1,261	—		6,716
Loss on sale or disposal of assets	—	88	—		88

Total costs and expenses	7,551	6,644	—		14,195
Operating loss	(5,743)	(5,864)	—		(11,607)
Interest income	482	507	—		989
Other income	13	159	—		172
Interest and other expense	(9)	(505)	—		(514)
Change in fair value of hedge instruments	—	1,788	—		1,788

Loss from continuing operations	$(5,257)	$(3,915)	$—		$(9,172)

Per share loss from continuing operations, basic and diluted	$(0.29)				$(1.43)

Weighted average common shares outstanding, basic and diluted	18,292		(11,867	)j	6,425

See accompanying notes.

Unaudited Pro Forma Combined Consolidated Statements of Operations

	For The Year Ended December 31, 2006
	Historical
		Snowflake	Pro Forma
	Catalytica	Entities	Adjustments		Combined
	(In thousands, except per share data)

Revenues	$7,383	$1,895	$—		$9,278
Costs and expenses:
Cost of revenues	5,197	3,983	—	i	9,180
Selling, general and administrative	6,438	1,056	—	i	7,494
Loss on sale of assets	20	241	—		261

Total costs and expenses	11,655	5,280	—		16,935
Operating loss	(4,272)	(3,385)	—		(7,657)
Interest income	917	264	—		1,181
Other income	197	235	—		432
Interest and other expense	(108)	(389)	—		(497)
Change in fair value of hedge instruments	—	(3,525)	—		(3,525)

Loss from continuing operations	$(3,266)	$(6,800)	$—		$(10,066)

Loss from continuing operations, basic and diluted	$(0.18)				$(1.57)

Weighted average common shares outstanding, basic and diluted	18,195		(11,784	)j	6,411

See accompanying notes.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1.	Summary of Accounting for Merger

On May 8, 2007, Catalytica and the Snowflake entities entered into a definitive contribution and merger agreement for a transaction to be accounted for as a purchase under accounting principles generally accepted in the United States. Pursuant to this contribution and merger agreement, Catalytica and the Snowflake entities will combine and become wholly-owned subsidiaries of, and operate under, Renegy. For accounting purposes, the merger is considered a reverse acquisition, under which the Snowflake entities are considered to be acquiring Catalytica. Accordingly, the purchase price is allocated among the fair values of the assets acquired and liabilities assumed of Catalytica, while the historical results of the Snowflake entities will be reflected in the results of the combined company.

Catalytica stockholders will receive one-seventh (1/7th) of a share of Renegy common stock for each share of Catalytica common stock held and the Worsley Trust, a trust controlled by R. Worsley and C. Worsley (“Worsley”), will receive 3,774,048 shares of Renegy common stock and warrants to purchase up to 2,473,022 shares of Renegy common stock in connection with the merger (each adjusted for the merger exchange ratio). The warrants will have an exercise price of $16.38 per share (adjusted for the merger exchange ratio), provide for vesting in three tranches conditioned upon Renegy’s achievement of certain renewable energy-related milestones, and expire at specified times no later than six years following the consummation of the merger. Upon consummation of the merger, Catalytica stockholders will own approximately 41.5% of the outstanding stock of Renegy, and Worsley will own approximately 58.5%, which would increase up to approximately 70% if the Worsley warrants are exercised in full.

The unaudited pro forma financial statements reflect the merger of the Snowflake entities with Catalytica as a reverse acquisition wherein the Snowflake entities are deemed to be the acquiring entity from an accounting perspective. In connection with the merger and in accordance with the terms and conditions of the respective plans, all unvested stock options and RSUs will vest fully at the effective date of the merger. For purposes of the accompanying pro forma financial statements, Renegy’s common stock to be issued to Catalytica shareholders and exchanged for Catalytica RSUs were preliminarily valued using the closing price for its common stock of $6.23 per share (adjusted on a pro forma basis for the merger exchange ratio) on August 23, 2007, the most recent practicable date as of this filing. The preliminary fair value of Catalytica’s stock options assumed by Renegy was determined using the Black-Scholes option pricing model with the following assumptions: stock price of $6.23; volatility of 74.6%; dividend rate of 0.0%; risk-free interest rate of 4.63%; and expected term of 2.24 years. The final valuation of the Renegy common stock, RSUs, and stock options will be determined based on the closing market price of Renegy’s common stock on the day of consummation. The preliminary estimated purchase price is as follows (in thousands):

Renegy shares (approximately 2.6 million shares at $6.23)	$16,297
Incremental shares assumed to be issued upon exercise of RSUs (approximately 37,000 shares at $6.23)	228
Estimated fair value of Renegy stock options issued in exchange for Catalytica stock options	479
Estimated transaction costs	1,084

Total preliminary estimated purchase price	$18,088

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

The preliminary estimated purchase price was allocated on a preliminary basis as follows (in thousands):

Catalytica historical carrying value of net tangible assets	$19,545
Catalytica historical carrying value of identifiable intangible assets	1,151
Elimination of Catalytica’s goodwill	(4,257)
Elimination of Catalytica’s deferred revenue for which no legal performance obligation exists	700
Liability assumed for change of control payment	(225)
Estimated goodwill resulting from purchase allocation	1,174

Total preliminary allocation of estimated purchase price	$18,088

The final determination of the purchase price allocation will be based on the fair value of assets acquired and liabilities assumed at the date of the closing of the merger. The final determination of the purchase price allocation is expected to be completed as soon as practicable after the date of the closing of the merger. Once the merger is complete, the final amounts allocated to assets and liabilities could differ significantly from the amounts presented in the unaudited pro forma condensed combined balance sheet and related notes. Upon closing of the merger, Renegy’s long-lived assets will be subject to a recoverability test under the applicable accounting rules.

Note 2.	Additional Notes Related to Pro Forma Adjustments

Adjustments included in the unaudited pro forma condensed combined balance sheet and unaudited pro forma condensed combined statements of operations are summarized as follows:

(a) To eliminate Catalytica’s stockholders’ equity accounts, reflected in the following accounts in the pro forma combined consolidated balance sheet (in thousands):

Common stock	$(18)
Additional paid-in capital	(168,280)
Retained deficit	147,598

(b) To record the preliminary purchase price of $18,088 (see Note 1). The purchase price is reflected in the following accounts in the pro forma combined consolidated balance sheet (in thousands):

Other assets	$679
Accrued liabilities	405
Common stock	3
Additional paid-in capital	17,001

Total preliminary purchase price	$18,088

(c) To reflect the exchange of Worsley’s member interest in the Snowflake entities for approximately 3.8 million shares of Renegy common stock. The exchange is reflected in the following accounts in the pro forma combined consolidated balance sheet (in thousands):

Common stock	$4
Additional paid-in capital	23,190

Total member interest	$23,194

(d) To eliminate Catalytica’s goodwill, in the amount of ($4,257,000).

(e) To record goodwill related to the merger (support for purchase price allocation amounts provided in Note 1), in the amount of $1,174,000.

(f) To eliminate Catalytica’s deferred revenue for which no legal performance obligation exists, in the amount of ($700,000).

(g) To adjust Catalytica’s short-term investments to estimated fair value, in the amount of $4,000.

(h) To record the liability for change of control payment due to Robert W. Zack in connection with an employment agreement between him and Catalytica. One payment of $225,000 will be payable to Mr. Zack on the consummation of the merger and is included as an assumed liability in the pro forma balance sheet. Two additional payments of $225,000 each will be payable to Mr. Zack on dates six months and twelve months following consummation for his continued employment in his role of Chief Financial Officer. Those two payments will be expensed over the 12 month service period and as they do not have a continuing impact on Renegy, are not reflected in the pro forma statement of operations.

(i) To record the fair value of warrants issued to Worsley to purchase up to 2,473,022 shares of Renegy common stock. The preliminary valuation of these warrants for financial accounting purposes, obtained through an independent appraisal by Oxford Advisors as of May 4, 2007, is established at $975,000 and is subject to final adjustment at the consummation date. The warrants were valued by Oxford Advisors using binomial methodology and the following assumptions: (i) post merger intrinsic value of $7.42 per share and warrant exercise price of $16.38 per share (each adjusted on a pro forma basis for the merger exchange ratio) (ii) volatility of 40% (determined by reference to selected independent power producers and renewable energy companies), (iii) discount for lack of marketability of 35% for 2/3 of the warrants and 40% for the remaining 1/3 of the warrants (considering various factors including the restrictions on transferability of the warrants, the lack of an active market for the warrants, the lack of a repurchase program for the warrants, the limited pool of potential buyers of the warrants, the uncertainty of the value of Renegy and the limited expected float of Renegy’s common stock), and (iv) probability of achieving the three warrant vesting milestones of 70%, 55%, and 47.5%. The warrants will be fully expensed as a component of Renegy’s post-consummation selling, general and administrative expenses. As this charge is not expected to have a continuing impact on Renegy, it is not reflected in the pro forma statements of operations. The valuation of the warrants for federal and state income tax purposes will be based on the valuation obtained through an appraisal as of the closing of the transaction by an independent appraiser mutually acceptable to the parties, and such amount will be reported by the parties for such purpose as taxable boot under Section 351(b) of the Code.

(j) To adjust the weighted average number of shares outstanding used to determine basic and diluted pro forma loss from continuing operations based upon the exchange of Catalytica common stock for .1429 (1/7th) of a share of Renegy common stock; the issuance of approximately 3.8 million shares of Renegy stock to Worsley; and the addition of approximately 37,000 shares (related to accelerated vesting of restricted stock units as contemplated by the contribution and merger agreement, as follows (shares in thousands):

			Six Months
	Year Ended		Ended
	December 31,		June 30,
	2006		2007

Catalytica historical weighted average shares	18,195	[1]	18,292
Catalytica restricted stock units vesting	257		257

Catalytica shares before merger exchange ratio adjustment	18,452		18,549
Merger exchange ratio	0.1429		0.1429

Catalytica shares after merger exchange ratio adjustment	2,637		2,651
Renegy new shares issued to Worsley	3,774		3,774

Pro forma shares after merger exchange ratio adjustment	6,411	[2]	6,425

Pro forma adjustment	(11,784)	[2]-[1]	(11,867)

COMPARISON OF STOCKHOLDER RIGHTS

The following is a description of the material differences between the rights of holders of Renegy common stock following the closing of the transaction and the rights of holders of Catalytica common stock. While we believe that this description covers the material differences between the two, this summary may not contain all of the information that is important to you. This summary is not intended to be a complete discussion of the certificates of incorporation and bylaws of Renegy and Catalytica and is qualified in its entirety by applicable Delaware law as well as by Renegy’s and Catalytica’s respective certificates of incorporation and bylaws, each as amended. You should carefully read this entire proxy statement/prospectus and the other documents we refer to for a more complete understanding of the differences between being a stockholder of Renegy and being a stockholder of Catalytica. Renegy and Catalytica have filed with the SEC their respective certificates of incorporation and bylaws and will send copies of these documents to you upon your request. See the section entitled “Where You Can Find More Information” on page 207 of this proxy statement/prospectus.

Renegy and Catalytica are Delaware corporations. The rights of each company’s stockholders are generally governed by the law of the State of Delaware, and each company’s certificate of incorporation and bylaws, as amended. Upon completion of the merger, stockholders of Catalytica will be entitled to become stockholders of Renegy and the Renegy certificate of incorporation and bylaws as in effect immediately following the closing of the transaction will govern the rights of former Catalytica stockholders.

If your shares are held by a broker or other financial intermediary in “street name” rather than directly by you as the person whose name is entered on the share register of either Renegy or Catalytica, you must rely on procedures established by that broker or financial intermediary in order to assert your rights as a stockholder against either Renegy or Catalytica, as applicable.

The Renegy stockholder rights summarized in the table below derive from the certificate of incorporation and bylaws of Renegy to be in effect as of the effective time of the merger, which are included as Annexes C and D of this proxy statement/prospectus, respectively, and are incorporated by reference in their entirety herein.

	Catalytica Stockholder Rights	Renegy Stockholder Rights

Authorized Capital Stock
•   Catalytica’s authorized capital stock consists of 75,000,000 shares of capital stock, consisting of:
• 70,000,000 shares of common stock, par value $0.001 per share, and
• 5,000,000 shares of preferred stock, par value $0.001 per share, of which
• 70,000 shares are designated as Series A Participating Preferred Stock.

•   Renegy’s authorized capital stock consists of 44,500,000 shares of capital stock, consisting of
• 43,000,000 shares of common stock, par value $0.001 per share, and
• 1,500,000 shares of Preferred Stock, par value $0.001 per share.

Stock Listing	Catalytica’s common stock is listed on the NASDAQ Global Market.	Renegy has applied to have its common stock listed on the NASDAQ Global Market. If the NASDAQ Global Market is not available or if Renegy cannot meet the listing requirements therefor, Renegy will apply to have its common stock listed on the NASDAQ Capital Market.

Voting Rights	Catalytica’s certificate of incorporation provides that at every meeting of the stockholders of Catalytica, every holder of common stock will be entitled to one vote in person or by proxy for each share of	Renegy’s certificate of incorporation provides that at every meeting of the stockholders of Renegy, every holder of common stock will be entitled to one vote in person or by proxy for each share of

	Catalytica Stockholder Rights	Renegy Stockholder Rights

	Catalytica common stock held by the stockholder.	Renegy common stock held by the stockholder.

Cumulative Voting	Catalytica’s certificate of incorporation does not provide for cumulative voting. Accordingly, holders of Catalytica common stock have no cumulative voting rights in connection with the election of directors.	Renegy’s certificate of incorporation does not provide for cumulative voting. Accordingly, holders of Renegy common stock have no cumulative voting rights in connection with the election of directors.

Conversion Rights	Catalytica common stock is not subject to any conversion rights.	Renegy common stock is not subject to any conversion rights.

Preemptive Rights	Catalytica’s certificate of incorporation does not grant any preemptive rights.	Renegy’s certificate of incorporation does not grant any preemptive rights.

Dividends	Catalytica’s certificate of incorporation provides that subject to the preferential rights of the holders of preferred stock, holders of common stock will be entitled to receive dividends and other distributions in cash, stock or property of Catalytica as may be declared by Catalytica’s board of directors from time to time out of the assets or funds of Catalytica legally available therefor.	Renegy’s certificate of incorporation provides that subject to the preferential rights of the holders of preferred stock, holders of common stock will be entitled to receive dividends and other distributions in cash, stock or property of Renegy as may be declared by Renegy’s board of directors from time to time out of the assets or funds of Renegy legally available therefor.

Stockholder Proposals	Pursuant to Catalytica’s bylaws, for director nominations or other business to be properly brought before an annual meeting by a stockholder, the stockholder must give timely notice in writing to Catalytica’s Secretary at Catalytica’s principal executive offices:
Pursuant to Renegy’s bylaws, for director nominations or other business to be properly brought before an annual meeting by a stockholder, the stockholder must give timely notice in writing to Renegy’s Secretary at Renegy’s principal executive offices:

	(i) not less than 120 days prior to the first anniversary of the preceding year’s annual meeting of stockholders;	(i) not less than 120 days prior to the first anniversary of the preceding year’s annual meeting of stockholders;

(ii) provided, however, that if the date of the annual meeting is advanced more than 30   days prior to or delayed by more than 60   days from such anniversary date, notice by the stockholder to be timely must be delivered not earlier than the 150th   day prior to and not later than the close of business on the later of the 90th   day prior to such annual meeting and the 10th   day following the day on which public announcement of the date of such meeting is first made.

(ii) provided, however, that if the date of the annual meeting is advanced more than 30   days prior to or delayed by more than 60   days from such anniversary date, notice by the stockholder to be timely must be delivered not earlier than the 150th   day prior to and not later than the close of business on the later of the 90th   day prior to such annual meeting and the 10th   day following the day on which public announcement of the date of such meeting is first made.

	The stockholder’s notice must set forth:	The stockholder’s notice must set forth:

Catalytica Stockholder Rights	Renegy Stockholder Rights

(i) as to each person whom the stockholder proposes to nominate for election or reelection as a director, all information relating to such person as would be required to be disclosed in solicitations of proxies for the election of such nominees as directors pursuant to Regulation 14A under the Exchange Act (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected);
(ii) as to any other business that the stockholder proposes to bring before the meeting:
a.   a brief description of the business desired to be brought before the meeting;
b. the reasons for conducting such business at the meeting; and
c. any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and
(iii) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made:
(i) as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person as would be required to be disclosed in solicitations of proxies for the election of such nominees as directors pursuant to Regulation 14A under the Exchange Act (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected);
(ii) as to any other business that the stockholder proposes to bring before the meeting:
a.   a brief description of the business desired to be brought before the meeting;
b. the reasons for conducting such business at the meeting; and
c. any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and
(iii) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made:

a.   the name and address of such stockholder, as they appear on Catalytica’s books;
b. the name and address of the beneficial owner, as they appear on Catalytica’s books; and
c. the class and number of shares of Catalytica that are owned beneficially and of record by such stockholder and such beneficial owner.
In the event that the number of directors to be elected to Catalytica’s board of directors is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased board made by Catalytica at least 100 days prior to the first anniversary of the preceding year’s
a.   the name and address of such stockholder, as they appear on Renegy’s books;
b. the name and address of the beneficial owner, as they appear on Renegy’s books; and
c. the class and number of shares of Renegy that are owned beneficially and of record by such stockholder and such beneficial owner.
In the event that the number of directors to be elected to Renegy’s board of directors is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased board made by Renegy at least 100 days prior to the first anniversary of the preceding year’s annual

	Catalytica Stockholder Rights	Renegy Stockholder Rights

	annual meeting, a stockholder’s notice will also be considered timely, but only with respect to nominees for any new positions created by such increase, if it is delivered to the Secretary at Catalytica’s principal executive offices not later than the close of business on the 10th day following the day on which such public announcement is first made by Catalytica.	meeting, a stockholder’s notice will also be considered timely, but only with respect to nominees for any new positions created by such increase, if it is delivered to the Secretary at Renegy’s principal executive offices not later than the close of business on the 10th day following the day on which such public announcement is first made by Renegy.

Advance Notice of Stockholder Meetings	Catalytica’s bylaws provide that written notice of all stockholders’ meeting must be given to each stockholder entitled to vote not less than 10 or more than 60 days before the date of the meeting.	Renegy’s bylaws provide that written notice of all stockholders’ meeting must be given to each stockholder entitled to vote not less than 10 or more than 60 days before the date of the meeting.

Calling Special Meetings of Stockholders
Catalytica’s bylaws provide that special meetings of the stockholders may be called at any time by the Chairman of the board of directors or the President or Secretary of Catalytica, at the request in writing of all members of the board of directors, or at the request in writing of stockholders owning at least 75% of the total voting power of the entire capital stock of Catalytica issued and outstanding and entitled to vote.
Any request for a special meeting of stockholders will state the purpose or purposes of the proposed special meeting of stockholders. Only such business will be conducted at a special meeting of stockholders as will have been brought before the meeting pursuant to Catalytica’s notice of meeting.
Renegy’s bylaws provide that special meetings of stockholders may be called at any time only by the Secretary of the Corporation at the request in writing of:
(i) at least 75% of the members of the board of directors;
(ii) the holders of at least 25% of the voting power of all of the then outstanding shares entitled to vote generally in the election of directors, solely for the purposes of either:
a.   filling a vacancy in Class II of the Board of Directors; and/or
b. removing one or more directors for cause; or
(iii) after the expiration of the initial term of the Class III directors only, the holders of at least 25% of the voting power of all of the then outstanding shares entitled to vote generally in the election of directors.

Any request for a special meeting of stockholders will state the purpose or purposes of the proposed special meeting of stockholders. In lieu of holding a special meeting of stockholders at a designated place, the board of directors may, in its sole discretion, determine that any special meeting of stockholders may be held solely by means of remote communication. Only such business will be conducted at a special meeting of stockholders as will have been brought

	Catalytica Stockholder Rights	Renegy Stockholder Rights

before the meeting pursuant to Renegy’s notice of meeting.

Stockholder Quorum	Catalytica’s bylaws provide that at any meeting of stockholders, the holders of a majority of all of the shares of stock entitled to vote at the meeting, present in person or by proxy, will constitute a quorum for all purposes, unless or except to the extent that the presence of a larger number may be required bylaw. Where a separate vote by a class or classes or series is required, a majority of the shares of such class or classes or series present in person or represented by proxy will constitute a quorum entitled to take action with respect to that vote on that matter.	Renegy’s bylaws provide that at any meeting of stockholders, the holders of a majority of the aggregate voting power of the issued and outstanding shares of stock entitled to vote at the meeting, present in person or by proxy, will constitute a quorum for all purposes, unless or except to the extent that the presence of a larger number may be required by law. Where a separate vote by a class or classes or series is required, a majority of the aggregate voting power of the issued and outstanding shares of such class or classes or series present in person or represented by proxy will constitute a quorum entitled to take action with respect to that vote on that matter.

Board Quorum	Catalytica’s bylaws provide that at any meeting of the board of directors, a majority of the total number of the whole board will constitute a quorum for all purposes.	Renegy’s bylaws provide that at any meeting of the board of directors, a majority of the total number of the whole board will constitute a quorum for the transaction of business. To the extent that Renegy’s certificate of incorporation delegates the exclusive power and authority with respect to certain matters to the Class III directors, acting as a special committee of the board of directors, then a majority of the Class III directors will constitute a quorum for the transaction of business on those matters. For a description of the special committee of the Renegy board of directors, see ‘‘The Contribution and Merger Agreement — Board of Directors and Management of Renegy Following the Transaction — Special Committee; Representation on Other Board Committees” on page 88 of this proxy statement/prospectus.

Number of Directors	Catalytica’s bylaws provide that the number of directors will be fixed from time to time exclusively by the board of directors pursuant to a resolution adopted by a majority of the total number of directors which Catalytica would have if there were no vacancies. Catalytica’s board currently consists of 7 directors.	Renegy’s certificate of incorporation provides that: (i) prior to the expiration of the initial term of the Class III directors, the board will consist of 7 directors; and

(ii) on and following the expiration of the initial term of the Class III directors, the

	Catalytica Stockholder Rights	Renegy Stockholder Rights

number of directors which will constitute the whole board will be such number as may be fixed and changed from time to time only by a resolution of the board.

Renegy’s bylaws provide that except as provided in Renegy’s certificate of incorporation, the number of directors will be fixed from time to time exclusively by the board of directors pursuant to a resolution adopted by a majority of the total number of directors which Renegy would have if there were no vacancies.

Classification of Board of Directors	Catalytica’s bylaws provide that other than those directors who may be elected by the holders of any series of preferred stock under specified circumstances, the directors of Catalytica will be divided into three classes. At each annual meeting of stockholders, (i) directors elected to succeed those directors whose terms then expire will be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election, with each director to hold office until his or her successor will have been duly elected and qualified, and (ii) if authorized by a resolution of the board, directors may be elected to fill any vacancy on the board, regardless of how such vacancy was created.	Renegy’s certificate of incorporation provides that the board will be divided into three classes designated as Class I, Class II and Class III, respectively. Prior to the expiration of the initial term of the Class III directors, Class I will consist of 2 directors, Class II will consist of 2 directors, and Class III will consist of 3 directors.

At the first annual meeting of stockholders following the transaction, the term of office of the Class I directors will expire and Class I directors will be elected for a full term of 3 years.

At the second annual meeting of stockholders following the transaction, the term of office of the Class II directors will expire and Class II directors will be elected for a full term of 3 years.

At the third annual meeting of stockholders following the transaction, the term of office of the Class III directors will expire and Class III directors will be elected for a full term of three years.

At each succeeding annual meeting of stockholders, directors will be elected for a full term of 3   years to succeed the directors of the class whose terms expire at such annual meeting. Each director will serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal.

Board Committees	Catalytica’s certificate of incorporation and bylaws provide that the board of	Renegy’s certificate of incorporation provides that the Class III directors,

Catalytica Stockholder Rights	Renegy Stockholder Rights

directors is expressly authorized to designate one or more committees. Any committee, to the extent provided in the resolution of the board, or in the bylaws, will have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of Catalytica, but will not have the power or authority to amend the certificate of incorporation, adopt an agreement of merger or consolidation, recommend to the stockholders the sale, lease or exchange of all or substantially all of Catalytica’s property and assets, recommend to the stockholders a dissolution of Catalytica or a revocation of a dissolution, or amending the bylaws of Catalytica.	voting separately as a class of directors, will constitute the “special committee” required by the contribution and merger agreement. The special committee will, and will have the exclusive authority to, take all actions and make all determinations which the contribution and merger agreement provides will be taken or made by the Special committee, and to enforce the obligations of Worsley under the contribution and merger agreement on behalf of Renegy. The authority of the Class III directors acting as the special committee will automatically terminate upon the expiration of the initial term of the Class III directors. For a description of the special committee of the Renegy board of directors, see “The Contribution and Merger Agreement — Board of Directors and Management of Renegy Following the Transaction — Special Committee; Representation on Other Board Committees” beginning on page 88 of this proxy statement/prospectus.

Renegy’s certificate of incorporation further provides that the board is authorized to designate one or more committees. Any committee, to the extent provided in the resolution of the board, or in the bylaws, will have and may exercise all the powers and authority of the board in the management of the business and affairs of Renegy; but no committee will have the power or authority in reference to approving or adopting, or recommending to the stockholders any action or matter (other than the election of directors) expressly required by the Delaware General Corporation Law to be submitted to stockholders for approval for adopting, amending or repealing the bylaws. Until the expiration of the initial term of the Class I directors, committees of the board (other than the special committee) will consist of at least one Class   II director, and at least two directors that are Class I and Class   III directors; provided that the total numbers of Class I and Class   III directors will exceed the number of Class   II directors by at least one director.

	Catalytica Stockholder Rights	Renegy Stockholder Rights

For the period beginning on the expiration of the initial term of the Class I directors and ending on the expiration of the initial term of the Class   III directors, committees of the board (other than the special committee) will consist of at least one Class   II director, and at least two directors that are Class   III directors (or, if any Class I director(s) is reelected at the first annual meeting following the transaction, such Class I director(s)); provided that the total numbers of Class   III directors (and applicable reelected Class I directors) will exceed the number of Class   II directors by at least one director.

Filling of Board Vacancies	Catalytica’s bylaws provide that subject to the rights of the holders of preferred stock, and unless the board of directors otherwise determines, newly created directorships resulting from any increase in the authorized number of directors or any vacancies on the board of directors will be filled only by a majority vote of the directors then in office. No decrease in the number of authorized directors constituting the entire board of directors will shorten the term of any incumbent director.	Renegy’s certificate of incorporation provides that any vacancies in Class I of the board of directors during the initial term of the initial Class I directors, or in Class III of the board of directors prior to the expiration of the initial term of the Class III directors, will be filled only by the special committee. Prior to the expiration of the initial term of the Class III directors, any vacancies in Class II of the board of directors will be filled only by the holders of common stock. Newly created directorships resulting from any increase in the number of directors will, unless the board of directors determines by resolution that such newly created directorship will be filled by the stockholders, be filled only by the affirmative vote of the directors then in office, even though less than a quorum of the board. No decrease in the number of authorized directors constituting the whole board of directors will shorten the term of any incumbent director.

Stockholder Action by Written Consent	Section 228 of the Delaware General Corporation Law provides that unless otherwise provided in the certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a	Renegy’s certificate of incorporation prohibits stockholder action by written consent, and provides that no action will be taken by the stockholders of Renegy except at an annual or special meeting of the stockholders called in accordance with the certificate of incorporation of the bylaws.

	Catalytica Stockholder Rights	Renegy Stockholder Rights

meeting by written consents signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Catalytica’s certificate of incorporation does not prohibit stockholder actions by written consent.

Amendment of Certificate of Incorporation	Catalytica has reserved the right to amend or repeal any provision contained in its certificate of incorporation in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders are granted expressly subject to this reservation. However, Catalytica’s certificate of incorporation also provides that that the provisions of the certificate of incorporation may not be modified, revised, altered or amended, repealed or rescinded in whole or in part, without the approval of a majority of the votes entitled to be cast by the holders of the common stock.
Subject to certain sections of its certificate of incorporation, Renegy has reserved the right to amend, alter, change or repeal any provision contained in its certificate of incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders are granted subject to this reservation.
Renegy’s certificate of incorporation provides that the provisions of the certificate of incorporation will not be modified, revised, altered or amended, repealed or rescinded in whole or in part, without the approval of a majority of the votes entitled to be cast by the holders of the common stock, provided that prior to the expiration of the initial term of the Class   III directors, certain sections of the certificate of incorporation will not be modified, revised, altered or amended, repealed or rescinded in whole or in part, by merger, consolidation or otherwise, without the approval of a majority of the votes entitled to be cast by the holders of the common stock, including a majority of the votes entitled to be cast by the holders of common stock other than Worsley or Worsley’s affiliates.

Amendment of Bylaws	Catalytica’s bylaws provide that the board of directors is expressly authorized to make, alter, amend and repeal the bylaws subject to the power of the holders of capital stock of Catalytica to alter, amend or repeal the bylaws; provided, however, that, with respect to the powers of holders of capital stock to make, alter, amend and repeal Catalytica’s bylaws, notwithstanding any other provision of these bylaws or any provision of law which might otherwise permit a lesser	Renegy’s certificate of incorporation and bylaws provide that the board of directors is expressly authorized to make, alter or repeal Renegy’s bylaws; provided that until the expiration of the initial term of the Class III directors, any such action by the board with respect to Renegy’s bylaws will require the affirmative vote of at least one of the Class II directors; and provided further that, until the expiration of the initial term of the Class III directors, certain sections of the bylaws may only

	Catalytica Stockholder Rights	Renegy Stockholder Rights

vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of Catalytica’s capital stock required by law, these bylaws or any preferred stock, the affirmative vote of the holders of at least 75% of the voting power of all of the then- outstanding shares entitled to vote generally in the election of directors, voting together as a single class, will be required to make, alter, amend or repeal any provision of these bylaws.	be altered, amended or repealed with the approval of the special committee.
Renegy’s bylaws further provide that the holders of voting stock of Renegy are also expressly authorized to alter, amend or repeal the bylaws; provided, however, that, with respect to the powers of holders of voting stock to make, alter, amend and repeal Renegy’s bylaws, notwithstanding any other provision of the bylaws or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of Renegy’s capital stock required by law or the bylaws, (i) until the expiration of the initial term of the Class III directors, the affirmative vote of the holders of at least 75% of the voting power of all of the then-outstanding shares entitled to vote generally in the election of directors, voting together as a single class, will be required to make, alter, amend or repeal any provision of the bylaws, and (ii) on or after the expiration of the initial term of the Class III directors, the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares entitled to vote generally in the election of directors, voting together as a single class, will be required to make, alter, amend or repeal any provision of the bylaws.

Limitation of Personal Liability of Directors	Catalytica’s certificate of incorporation provides that a director of Catalytica will not be personally liable to Catalytica or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to Catalytica or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit; provided, however, that if the Delaware General Corporation Law is amended to	Renegy’s certificate of incorporation provides that a director of Renegy will not be personally liable to Renegy or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to Renegy or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit; provided, however, that if the Delaware General Corporation Law is amended to authorize corporate action

Catalytica Stockholder Rights	Renegy Stockholder Rights

authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of Catalytica will be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.	further eliminating or limiting the personal liability of directors, then the liability of a director of Renegy will be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Indemnification of Officers and Directors

Section 145 of the General Corporation Law of the State of Delaware provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person’s conduct was unlawful.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, arising out of such person’s status as such, whether or not the corporation would otherwise have the power to indemnify such person against liability under Section 145.

Renegy Indemnification

Bylaws

Renegy’s bylaws provide that each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or an officer of Renegy or is or was serving at the request of Renegy as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, will be indemnified and held harmless by Renegy to the fullest extent authorized by the Delaware General Corporation Law, against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such person in connection therewith; provided however, that with the exception of proceedings to enforce rights to indemnification, Renegy will indemnify any such person in connection with a proceeding initiated by such person only if such proceeding was authorized by the Renegy board of directors.

The right to indemnification described above will include the right to be paid by Renegy the expenses (including attorney’s fees) incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation service to an employee benefit plan) will be made only upon delivery to Renegy of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it will ultimately be determined by final judicial decision from which there is no further right of appeal that such indemnitee is not entitled to be indemnified for such expenses. The rights to indemnification and to the advancement of expenses conferred in this and the foregoing paragraphs will continue as to an indemnitee who has ceased to be a director, officer, employee or agent and will inure to the benefit of the indemnitee’s heirs, executors and administrators.

Renegy may, to the extent authorized from time to time by the board of directors, grant rights to indemnification and to the advancement of expenses to any officer, employee or agent of Renegy to the fullest extent of the provisions described above with respect to the indemnification and advancement of expenses of directors and officers of Renegy.

Catalytica Indemnification

Certificate of Incorporation

Catalytica’s certificate of incorporation provides that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she or a person of whom he or she is the legal representative, is or was a director or officer, employee or agent of Catalytica or is or was serving at Catalytica’s request as a director or officer, employee or agent of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of the proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, will be indemnified and held harmless by Catalytica to the fullest extent authorized by the Delaware General Corporation Law against all expenses, liability and loss including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement, reasonably incurred or suffered by the person in connection therewith and the indemnification will continue as to a person who has ceased to be a director, officer, employee or agent and will inure to the benefit of his or her heirs, executors and administrators; provided however, that Catalytica will indemnify a person seeking indemnity in connection with an action, suit or proceeding initiated by the person only if the action, suit or proceeding was authorized by the Catalytica board of directors. The right to indemnification will include the right to be paid by Catalytica expenses incurred in defending a proceeding in advance of its final disposition; provided, however, that the payment of expenses incurred by a director or officer of Catalytica in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by the person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of the proceeding, will be made only upon delivery to Catalytica of an undertaking, by or on behalf of the director or officer, to repay all amounts advanced if it should be determined ultimately that the director or officer is not entitled to be indemnified.

Bylaws

Catalytica’s bylaws provide that each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or an officer of Catalytica or is or was serving at the request of Catalytica as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, will be indemnified and held harmless by Catalytica to the fullest extent authorized by the Delaware General Corporation Law, against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such person in connection therewith; provided however, that with the exception of proceedings to enforce rights to indemnification, Catalytica will indemnify any such person in connection with a proceeding initiated by such person only if such proceeding was authorized by the Catalytica board of directors.

The right to indemnification described above will include the right to be paid by Catalytica the expenses (including attorney’s fees) incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation service to an employee benefit plan) will be made only upon delivery to Catalytica of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it will ultimately be determined by final judicial decision from which there is no further right of appeal that such indemnitee is not entitled to be indemnified for such expenses. The rights to indemnification and to the advancement of expenses conferred in this and the foregoing paragraphs will continue as to an indemnitee who has ceased to be a director, officer, employee or agent and will inure to the benefit of the indemnitee’s heirs, executors and administrators.

Catalytica may, to the extent authorized from time to time by the board of directors, grant rights to indemnification and to the advancement of expenses to any officer, employee or agent of Catalytica to the fullest extent to the provisions described above with respect to the indemnification and advancement of expenses of directors and officers of Catalytica.

Indemnification under the Contribution and Merger Agreement

From and after the completion of the transaction, Renegy will cause to be maintained in effect in all respects the current obligations of Catalytica pursuant to any indemnification agreements between Catalytica (or any of its subsidiaries) and its directors and officers in effect immediately prior to the completion of the transaction and any indemnification provisions under the certificate of incorporation and bylaws of Catalytica as in effect on May 8, 2007, the date of signing of the contribution and merger agreement. For a more detailed description, and Renegy’s obligations with respect to maintaining directors’ and officers’ liability insurance comparable to Catalytica’s existing policy, see “The Contribution and Merger Agreement — Director and Officer Indemnification and Insurance” on page 86 of this proxy statement/prospectus.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of Renegy and Catalytica pursuant to the provisions described above, or otherwise, Renegy has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Catalytica Preferred Stock Rights Agreement

Under the Delaware General Corporation Law, every corporation may create and issue rights entitling the holders of such rights to purchase from the corporation shares of its capital stock of any class or classes, subject to any provisions in its certificate of incorporation. The price and terms of such shares must be stated in the certificate of incorporation or in a resolution adopted by the board of directors for the creation and issuance of such rights.

Catalytica Rights Plan

On January 29, 2002, Catalytica entered into a preferred stock rights agreement, or the rights plan, with Mellon Investor Services LLC and the board of directors designated 70,000 shares of preferred stock as “Series A Participating Preferred Stock.” On January 24, 2002, the Catalytica board of directors authorized a dividend of one preferred share purchase right for each common share of Catalytica outstanding as of the close of business on February 20, 2002, each right representing the right to purchase 1/1000th of a share of Series A Participating Preferred Stock. The rights plan was adopted to provide protection to stockholders in the event of an unsolicited attempt to acquire Catalytica.

On November 22, 2004, the rights plan was amended and restated, and was further amended on December 14, 2006 and May 8, 2007, as described below. The rights plan, as amended, provides that the rights will separate from the common stock and become exercisable upon the earlier of:

•	The tenth business day (or such later date as may be determined by Catalytica’s board of directors) after a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of Catalytica’s common stock (however, Morgan Stanley Capital Partners III, L.P., and its affiliates could acquire up to 21.5% of Catalytica’s common stock without triggering the rights); or

•	The tenth business day (or such later date as may be determined by Catalytica’s board of directors) after a person or group announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 20% or more of Catalytica’s common stock (however, Morgan Stanley Capital Partners III, L.P., and its affiliates could acquire up to 21.5% of Catalytica’s common stock without triggering the Rights).

If a person or groups becomes the beneficial owner of 20% (or 21.5% for Morgan Stanley Capital Partners III, L.P. and its affiliates) or more of Catalytica’s common stock, then each right (other than rights owned by such person or group or its affiliates) will entitle the holder thereof to purchase, for $45 per 1/1000th of a share (subject to adjustment), or the purchase price, a number of shares of Catalytica’s common stock having a then-current market value of twice the purchase price.

If, after a person or group becomes the beneficial owner of 20% or more of Catalytica’s common stock (or 21.5% for Morgan Stanley Capital Partners III, L.P. and its affiliates), (a) Catalytica is acquired in a merger or other business combination, or (b) 50% or more of Catalytica’s consolidated assets or earning power is sold (other than transactions in the ordinary course of business), each holder of a right that has not been exercised (other than rights owned by the acquiring person or group or its affiliates) will be entitled to purchase, for the purchase price, a number of shares of Catalytica’s common stock of the acquiring company having a then current market value of twice the purchase price.

At any time after the date on which a person or group becomes the beneficial owner of 20% or more of Catalytica’s common stock (or 21.5% for Morgan Stanley Capital Partners III, L.P. and its affiliates) and prior to the acquisition by such person or group of 50% of the outstanding common stock of Catalytica, Catalytica’s board of directors may exchange the rights (other than rights owned by such person or group or its affiliates), in whole or in part, for shares of common stock of Catalytica at an exchange ratio of one share of Catalytica common stock per right.

The Series A Participating Preferred Stock has 1000 times the dividends declared per share of common stock. Each share of Series A Participating Preferred Stock has 1,000 votes and is entitled to vote together with the common stock. In the event of a merger, consolidation or other transaction in which the common stock is exchanged, each share of Series A Participating Preferred Stock will be entitled to receive 1,000 times the amount received in such merger, consolidation or share exchange received per share of common stock.

Catalytica is entitled to redeem the rights, for $0.001 per right, at the discretion of the board of directors, until certain specified times. Catalytica may also require the exchange of rights, under certain additional circumstances. Catalytica also has the ability to amend the rights, subject to certain limitations.

During the fourth quarter of 2006, AWM Investment Co., Inc., or AWM, inadvertently acquired a greater than 20% ownership position in Catalytica’s outstanding common stock. In December 2006, the rights plan was amended to provide the board of directors discretion to take into account such factors as it deems relevant and reasonably necessary to ensure compliance with Section 1(a) of the rights plan in determining whether a person has divested or will divest with reasonable promptness so as to not be deemed to be or to have become an “Acquiring Person” for purposes of the rights plan. Factors that the board of directors may take into account include, but are not limited to, the potential impact of the divestiture on Catalytica’s stock price and any liability of such person which may result from such divestment arising in connection with Section 16 of the Exchange Act 1934.

On December 14, 2006, Catalytica entered into a letter agreement which provides certain assurances to Catalytica concerning AWM’s beneficial ownership of Catalytica’s common stock in connection with the rights plan. This letter agreement calls for AWM and its affiliates to divest a sufficient number of shares of Catalytica’s common stock by November 30, 2007, so they are no longer beneficial owners of 20% or more of Catalytica’s common stock.

As amended on May 8, 2007 in connection with the transaction contemplated by the contribution and merger agreement, the rights plan provides in pertinent part that neither the execution nor delivery of the contribution and merger agreement or the performance of the parties’ respective obligations under the contribution and merger agreement will result in Worsley, the Snowflake entities or any of their respective affiliates becoming an “Acquiring Person” under the rights plan, which means, among other things, that the rights described above will not separate from the common stock and become exercisable in connection with the merger. In addition, the May 8, 2007 amendment amended the rights plan to provide that it will terminate immediately prior to the closing of the transaction.

Anti-Acquisition Statute

Section 203 of the Delaware General Corporation Law prohibits, subject to certain exceptions, a Delaware corporation from engaging in any business combination with any interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. In accordance with, and as permitted by, Section 203 of the Delaware General Corporation Law, both Renegy and Catalytica expressly elected in their respective certificates of incorporation not to be governed by Section 203.

INFORMATION ABOUT RENEGY

Renegy’s Business

Renegy, a Delaware corporation, was formed in May 2007 to serve as the holding company for Catalytica and the Snowflake entities following the transaction. Renegy is currently a wholly-owned subsidiary of Catalytica, and will remain so until the effective time of the merger, when it will become the parent company of Catalytica and the Snowflake entities. Renegy does not currently engage in any business activities and has nominal assets. Upon the effectiveness of the registration statement of which this proxy statement/prospectus is a part, Renegy will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act in this proxy statement/prospectus.

Overview

Renegy’s vision is to leverage the assets of two companies focused on clean and green energy solutions to become a leading independent power producer (IPP) of renewable energy in North America and a premier provider of emissions compliance services for the coal-fired power generation industry. Renegy will operate under two business divisions:

Green Renewable Energy IPP

This division, which will include the business activities of the Snowflake entities, will focus on developing and operating green, renewable energy production facilities, with the goal of creating multiple renewable energy projects within a five-year period through acquisitions, construction, installation and operation. This division will initially include the Snowflake plant, a 24 MW biomass plant that is currently under construction near Snowflake, Arizona, along with Renegy LLC and Renegy Trucking, businesses engaged in harvesting, collecting and transporting biomass fuel to the Snowflake plant. In addition to the Snowflake plant, which is expected to begin operating in the first half of 2008, Renegy is pursuing numerous additional renewable energy project opportunities. Future projects will focus primarily on biomass, solar and wind power. Although in its early stage, this division has more renewable megawatts under construction in Arizona than any other company today. See “Information about the Snowflake Entities” on page 169 of this proxy statement/prospectus for a more detailed description of the current business activities of Snowflake, Renegy LLC and Renegy Trucking.

Clean Coal Technologies

This division will include the business activities of Catalytica’s SCR-Tech operating subsidiary, a leading provider of emissions compliance services for the coal-fired power generation industry. These services include catalyst regeneration, rejuvenation, cleaning and management services for selective catalytic reduction (SCR) systems used by coal-fired power generation facilities to reduce nitrogen oxides (NOx) emissions. In addition to growing Renegy’s SCR catalyst and management services business, this division will continue exploring strategic opportunities to broaden its reach in the growing market for clean coal technologies. See “Information about Catalytica” on page 136 of this proxy statement/prospectus for a more detailed description of the current business activities of Catalytica’s SCR-Tech subsidiary.

Industry & Market Opportunity

Electric Power Industry

The market for electrical power is expected to continue to expand rapidly through 2030. U.S. demand for electricity is projected to increase from 3.7 trillion kilowatt hours (kWh) in 2005 to 5.2 trillion kWh by 2030, according to the Annual Energy Outlook published by the Energy Information Administration, or EIA, in February 2007. Accordingly, nearly 300 gigawatts (GW) of new generating capacity will be required by 2030 to meet this demand and to offset the retirement of inefficient, older generating plants. While fossil fuels such as coal, oil and natural gas currently supply over 70% of electrical power in the U.S., fossil fuels face a number of challenges that may limit their ability to supply the ever increasing demand for energy:

•	Limited supply and rising cost of fossil fuels — Limited fossil fuel supply and ever increasing electricity consumption have resulted in rising fossil fuel prices and higher electricity costs for U.S. consumers. During the period 2000-2006, for example, the EIA’s Electric Power Monthly reported that the price of petroleum and natural gas increased 95% and 91%, respectively, and the price of coal increased 35%. We believe that these escalating costs highlight the need to seek alternative fuels and utilize new technologies for electricity generation.

•	Dependence on energy from foreign regions — Many countries depend on foreign energy for a substantial amount of their domestic energy needs. The U.S., for example, currently imports more than 60% of its oil according to the EIA’s Annual Energy Outlook. Political and economic instability in some of the leading energy producing regions of the world have induced many countries to explore domestic energy alternatives, including renewable energy, in order to reduce dependence on foreign energy.

•	Environmental concerns — Environmental concerns over the by-products of fossil fuels have led to a global search for environmentally friendly solutions to the world’s growing electricity needs. As of December 2006, a total of 169 countries and other governmental entities have ratified the Kyoto Protocol, agreeing to reduce emissions of carbon dioxide and other gases by 5.2% from 1990 levels during the 2008-2012 period. While the U.S. does not currently participate in the Kyoto Protocol, it has also taken proactive steps to reduce emissions, such as implementing increasingly stringent air quality regulations and adopting subsidies to encourage growing use and increased supplies of renewable energy.

Renewable Energy

As a result of the challenges facing fossil fuels, we believe the market opportunity for renewable energy is significant. Renewable energy includes wind power, solar energy, hydropower, geothermal energy, biomass energy and biofuels. According to industry sources, renewable energy is poised to become the fastest-growing sector in the energy market over the next decade. According to a report on clean energy trends published by market research firm Clean Edge in March 2007, the worldwide market for renewable energy is projected to grow from approximately $55 billion in 2007 to more than $225 billion by 2016.

In North America, an increased focus on climate change, environmental awareness, energy independence, security and sustainability are driving a rapidly developing market. According to a report published by the American Council on Renewable Energy, or ACORE, in March 2007, renewable energy has the potential to power half the nation by 2025, growing from approximately 99 GW of power capacity today to over 635 GW within the next 20 years through the adoption of new energy policies favoring renewable power such as limits on carbon dioxide (CO2) emissions, implementation of a nationwide renewable portfolio standard (RPS) and extension of the current eligibility period for federal production tax credits. While the EIA’s current estimates for renewable capacity additions do not take into account the impact of potential future regulations, it also projects robust growth in renewable energy through 2030 as a result of current state and federal mandates for renewable electricity generation, technological advances, rising fossil fuel prices, and availability of federal production tax credits through 2008. Leading the projected growth, according to the EIA, is renewable energy supplied through biomass and wind projects.

We believe that market and political forces will continue to drive increased adoption of renewal energy sources in North America. For example, 21 states and the District of Columbia, representing more than 65% of the U.S. population, have enacted Renewable Portfolio Standards requiring electric utilities to increase their use of renewable energy resources. These market-driven state policies require that utilities obtain as much as 30% of their electricity from renewable sources within the next 10 to 20 years or face penalties for noncompliance. Two additional states have implemented voluntary goals for adopting renewable energy as well, and more states are expected to follow, with the potential for future federal nationwide mandates.

Additionally, the demand for energy produced from renewable resources may provide our future facilities with a variety of benefits, including federal and state renewable power production and investment credits, tax credits and carbon sequestration credits, as well as a competitive advantage as compared to conventional sources of supply. For example, the Energy Policy Act of 2005 adopted legislation to foster increased development of renewable energy facilities by offering a Production Tax Credit, which provides a 1.0 or 2.0-cent per kilowatt-hour benefit, depending on the renewable resource used in the project. These tax credits are currently available for the first 10 years of a facility’s operation for plants placed in service prior to December 31, 2008. Because of the growing focus on energy sustainability and reducing greenhouse gas emissions, we believe there is potential for an extension of such tax credits for new renewable energy facilities placed in service beyond 2008. Several states are also offering renewable energy production tax credits.

Furthermore, we believe that increased availability and marketability of carbon sequestration credits may serve to further enhance the potential profitability of Renegy’s renewable energy facilities. Several regions of the country have begun to adopt greenhouse gas legislation and other initiatives to reduce CO2 emissions. For example, in August 2006 seven Northeastern states1 released a model rule for implementation of the Regional Greenhouse Gas Initiative (RGGI) to cap greenhouse gas emissions from power producers beginning in January 2009. Under the RGGI, each participating state has committed to enact legislation individually to achieving the desired reductions, including issuing bankable emissions credits for each ton of CO2 avoided or sequestered. On the West coast, the California Global Warming Solutions Act of 2006 was signed into law on September 27, 2006. This legislation mandates a 25% reduction in California’s greenhouse gas emissions by 2020, with the first major controls scheduled to take effect in 2012.

The cost of renewable energy has declined significantly in recent years to a point where it is becoming increasingly competitive with energy produced from fossil fuels, which continue to face rising costs and price volatility. Wholesale prices for electricity produced from conventional sources, like coal and natural gas, average approximately 4.5 to 6.5 cents per kilowatt-hour. According to the National Renewable Energy Laboratory (NREL), wind energy costs have decreased from 40 cents per kWh in 1981 to about 4 to 6 cents per kWh today at the best sites. Concentrating solar power (CSP) offers the lowest-cost solar energy technology with electricity production costs in the range of 9 to 12 cents per kWh, which can be competitive with today’s peak power prices. Depending on the type of fuel fired, biomass ranges from 5 to 8 cents per kWh and anaerobic digestion of wastes ranges from 2 to 14 cents per kWh. The NREL and the Department of Energy, or DOE, are continuing to work together with industry and university partners as part of an Advanced Energy Initiative to ensure that technologies are ready to dramatically expand the contribution of renewable energy to the nation’s energy supply. NREL and DOE have set specific cost reduction goals for wind power of 3.6 cents per kWh by 2012 and for solar energy of 5 to 10 cents per kWh by 2015. With larger scale deployment of renewable energy technologies and continued research and development, renewable energy costs are expected to continue to fall and become even more economically competitive with fossil fuels.

Clean Coal

Clean coal technologies generally include all products and services associated with a reduction or removal of nitrogen oxides (NOx), sulfur dioxide (SO2), sulfur trioxide (SO3), carbon dioxide (CO2), mercury (Hg), and particulates from emissions. There are substantial and rapidly growing opportunities in this market, driven by the continued use of coal to meet ever increasing energy demand and steadily tightening air pollution regulations.

Coal-fired power plants represent approximately 50% of the nation’s power generating capacity. These plants are expected to continue playing an important role in the U.S. electricity generation market in the years ahead. More than 335 GW of coal-fired power plants are currently installed in the U.S., generating more than 2 trillion kilowatt-hours of electricity. According to the EIA, it is projected that 156 GW of new coal-fired generating capacity will be added in the U.S. by 2030 to meet base-load electricity demand.

We believe the future of coal as a primary fuel source for U.S. power production is reasonably assured, driven by growing energy demand, rising world oil and natural gas prices, limited oil and natural gas supplies, and an increased focus on energy independence. Coal is the least expensive fossil fuel on an energy-per-BTU basis, and remains one of the most abundantly available fossil fuels in the U.S. with in excess of 267 billion short tons of

1 Connecticut, Delaware, Maine, New Hampshire, New Jersey, New York and Vermont

recoverable reserves estimated by the DOE. At current consumption levels by U.S. electric utilities, this represents more than 240 years of supply.

The prevalence and planned growth of coal-fired power brings with it substantial concerns regarding pollution, particularly with respect to NOx emissions. These concerns have motivated regulators to pass emissions control legislation, thereby fostering accelerated growth in clean coal technologies. A July 2003 forecast by The McIlvaine Company estimated the U.S. market for clean coal technologies at $63.0 billion through 2013, or more than $6.0 billion annually. More recently, the market is expected to grow much larger as a result of the EPA’s Clean Air Interstate Rule (CAIR) and Clean Air Mercury Rule (CAMR), which were both signed in March 2005. According to the EPA, compliance with these two new rules alone will require coal-fired utilities to invest more than $50.0 billion in new equipment and technologies over the next decade.

The expectations for continued and growing use of coal, combined with increasingly stringent air quality regulations, are resulting in a rapidly developing demand for clean coal technologies and a substantial future market for innovative, cost-effective solutions for clean energy production.

Growth Strategy

Green Renewable Energy IPP Division

We view the Snowflake plant as one piece of a larger renewable energy vision for Renegy. Our goal is to become a leading IPP of renewable energy in North America through the creation of multiple renewable energy projects within a five-year period: the Snowflake entities have already had discussions with third parties regarding several projects that would generate over 200 MW, we believe there is an appetite for renewable energy projects amongst investors that will continue in the future, and we believe there will be opportunity for acquisition activity in the future. The Snowflake plant provides us with a foothold in the renewable energy market and a solid foundation to pursue our growth strategy. We intend to build on this platform to pursue multiple additional power generation projects through acquisitions, construction, installation and operation. Future projects will focus on supplying clean and renewable power primarily through biomass, solar and wind resources.

Various opportunities have already been identified and are currently being explored, including prospective biomass, anaerobic digester, concentrating solar power, and wind projects in various regions of North America. These opportunities include both greenfield renewable energy projects as well as acquisitions of existing facilities.

Future projects will leverage Renegy’s renewable energy industry knowledge, biomass project experience, strong relationships with southwest utilities and government agencies at both state and federal levels, Catalytica’s existing utility and IPP customer base in the eastern U.S. and access to more than 80,000 acres of land in northeastern Arizona that may be well suited for solar and wind projects.

We will be opportunistic in our pursuit of future projects and will require that they meet certain criteria. Specifically, we seek to:

•	focus on centralized, utility-scale electricity generation;

•	utilize technology proven in commercial-scale operation;

•	secure pre-sold power contracts through long-term power purchase agreements;

•	be debt financed with non-recourse project financing, to the extent possible and reasonable;

•	be close to transmission/distribution lines; and

•	have long-term fuel sources secured (for biomass projects).

We believe we will be able to apply the resources, knowledge, experience and credibility gained through the current business activities of the Snowflake entities to successfully develop and profitably operate additional renewable energy plants. These assets include:

•	an established fuels business for harvesting and supplying fuel to biomass facilities;

•	an in-depth understanding of the technology of boilers and interconnectivity requirements for electricity production;

•	a solid reputation with utility customers as a proven and trusted partner;

•	established relationships with state and federal agencies;

•	siting expertise for optimal location of new renewable energy facilities;

•	forest service credibility in the collection of wood waste for biomass fuel; and

•	experience with securing low cost financing, long-term power purchase agreements, air permits and transmission and distribution agreements.

Clean Coal Technologies Division

We believe we are strategically positioned to become a leading provider of clean coal technologies, with our SCR catalyst and management services business serving as a foundation for growth.

Further positioning our SCR-Tech business to capitalize on the growth potential we see ahead in the emerging market for SCR catalyst and management services is a key objective. To this end, we plan to maintain a continued focus on strengthening and broadening our customer relationships, improving our margins and expanding production capacity.

We also plan to continue actively exploring and evaluating opportunities to further expand our market presence and broaden our reach in the growing market for clean coal technologies. Future opportunities that could present significant additional growth potential for this business division include:

•	expanding application of our technologies to the control of other emissions beyond NOx;

•	broadening our spectrum of SCR service offerings and environmental compliance solutions, including products and services for other emissions control equipment;

•	strategic partnerships with catalyst manufacturers, SCR system manufacturers and other industry suppliers;

•	merging with or acquiring companies with synergistic products and services or a common customer base; and

•	expanding our product and service offerings to countries outside of NAFTA.

Renegy’s Employees

Upon the effective date of the merger transaction, Renegy anticipates having approximately 81 full-time employees, including approximately 52 current employees of the Snowflake entities and approximately 29 current employees of Catalytica.

Renegy’s Properties

Renegy does not currently own or lease any real property. Following the transaction, Renegy will have available to it the properties owned or leased by Catalytica and the Snowflake entities, including those facilities currently leased by Catalytica and described in the section of this proxy statement/prospectus entitled “Information about Catalytica — Catalytica’s Properties.” In addition, it is expected that following the transaction, Renegy initially will conduct its operations from Catalytica’s executive offices at 301 West Warner Road, Suite 132, Tempe, AZ 85284-2961, and share Catalytica’s business telephone number, (480) 556-5555.

Renegy’s Legal Proceedings

Renegy is not currently involved in any legal proceedings.

Renegy’s Market for Common Equity and Related Stockholder Matters

There is currently no public market for Renegy’s common stock. Renegy has applied to have its common stock listed on the NASDAQ Global Market. If the NASDAQ Global Market is not available or if we cannot meet the listing requirements therefor, Renegy will apply to have its common stock listed on the NASDAQ Capital Market. None of Renegy’s common stock is currently subject to outstanding options, warrants or other rights, or could be sold pursuant to Rule 144 of the Securities Act. Currently, Catalytica is Renegy’s sole stockholder.

Renegy has never declared a dividend on its stock. Renegy’s board of directors has the authority to declare dividends from time to time out of the assets or funds of Renegy legally available for dividends but we do not expect to pay dividends in the foreseeable future.

Description of Renegy’s Capital Stock

The following is a summary of the material provisions of the common stock and the preferred stock contained in the Renegy certificate of incorporation and bylaws to be in effect immediately after the transaction is completed, and is qualified in its entirety by reference to Renegy’s certificate of incorporation and bylaws, which are filed as part of the registration statement on Form S-4 of which this proxy statement/prospectus is a part. For a comparison of the material differences between the rights of Renegy stockholders and Catalytica stockholders, see “Comparison of Stockholder Rights” beginning on page 113 of this proxy statement/prospectus.

Authorized Capital

Following the transaction, Renegy’s authorized capital stock will consist of 43,000,000 shares of common stock, $0.001 par value per share, and 1,500,000 shares of preferred stock, $0.001 par value per share. Immediately following completion of the transaction, we anticipate that approximately 6,400,000 shares of Renegy common stock will be outstanding.

Preferred Stock

Following the transaction, Renegy’s preferred stock may be issued in one or more series at such time or times and for such consideration or considerations as Renegy’s board of directors may determine. The Renegy board of directors will be expressly authorized to provide for the issuance of all or any shares of preferred stock, in one or more series, each with such designations, preferences, voting powers (or no voting powers), relative, participating, optional or other special rights and privileges and such qualifications, limitations or restrictions thereof as will be stated in the resolution or resolutions adopted by the board of directors to create such series. No shares of Renegy preferred stock are outstanding as of the date of this proxy statement/prospectus.

Common Stock

Subject to preferences that may be applicable to any preferred stock, the holders of outstanding shares of common stock will be entitled to the following rights:

•	to receive dividends out of assets legally available for dividends at such times and in such amounts as the board of directors from time to time may determine;

•	one vote for each share held on all matters submitted to a vote of stockholders; and

•	upon a liquidation, dissolution or winding-up of Renegy, to share ratably in all assets remaining after payment of liabilities and satisfaction of the liquidation of any preferred stock outstanding, if any.

Cumulative voting for the election of directors will not be authorized by Renegy’s certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The common stock will not be entitled to preemptive rights and will not be subject to conversion or redemption.

2007 Equity Incentive Plan

We anticipate adopting an equity incentive plan (the 2007 Plan) upon or shortly prior to the closing of the proposed transaction. We anticipate the plan will have the following terms:

The 2007 Plan will provide for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock, restricted stock units, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

We currently expect to reserve the maximum number of shares of our common stock permissible under applicable NASDAQ rules and regulations for issuance under the 2007 Plan.

The 2007 Plan will provide that our board of directors or a committee of our board will administer the 2007 Plan. We anticipate that our compensation committee will be responsible for administering all of our equity compensation plans, including the 2007 Plan. In the case of options intended to qualify as “performance based compensation” within the meaning of Section 162(m) of the Code, the committee will consist of two or more “outside directors” within the meaning of Section 162(m) of the Code. The administrator of the 2007 Plan will have the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration payable upon exercise. The administrator also will have the authority to institute an exchange program whereby the exercise prices of outstanding awards may be reduced, or outstanding awards may be surrendered in exchange for awards with a higher or lower exercise price.

The exercise price of options granted under the 2007 Plan will be equal to at least the fair market value of our common stock on the date of grant. In addition, the term of an incentive stock option will not exceed ten years, except that with respect to any participant who owns 10% or more of the voting power of all classes of our outstanding stock as of the grant date, the term will not exceed five years and the exercise price will equal at least 110% of the fair market value on the grant date. The administrator will determine the term of all other options.

After termination of an employee, director or consultant, he or she will be able to exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months. However, an option generally may not be exercised later than the expiration of its term.

The 2007 Plan will allow for the grant of stock appreciation rights, which allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator will determine the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof. Stock appreciation rights will expire under the same rules that apply to stock options.

The 2007 Plan also will allow grants of restricted stock, which are awards of our shares of common stock that will vest in accordance with terms and conditions to be established by the administrator. The administrator will determine the number of shares of restricted stock granted to any participant. The administrator will be able to impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest will be subject to our right of repurchase or forfeiture.

We expect that restricted stock units also will be permitted under the 2007 Plan. Restricted stock units are awards that are paid out in installments or on a deferred basis. The administrator will determine the terms and conditions of restricted stock units including the vesting criteria and the form and timing of payment.

The 2007 Plan also will allow for the grant of performance units and performance shares, which are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. Performance units will have an initial dollar value established by the administrator prior to the grant date. Performance shares also will have an initial value equal to the fair market value of our common stock on the grant date. Payment for performance units and performance shares may be made in cash or in shares of our common stock with equivalent value, or in some combination, as will be determined by the administrator.

Unless the administrator provides otherwise, the 2007 Plan will not allow for the transfer of awards and only the recipient of an award will be able to exercise an award during his or her lifetime. The administrator will have the discretion to implement an award transfer program pursuant to which participants would have the ability to transfer outstanding awards to a financial institution or other person or entity approved by the administrator.

The 2007 Plan will automatically terminate 10 years after its adoption by our board of directors, unless we terminate it sooner. In addition, our board of directors will have the authority to amend, suspend or terminate the 2007 Plan provided such action does not impair the rights of any participant.

The 2007 Plan will be submitted to Renegy stockholders for approval within one year of its adoption by our board of directors.

Pursuant to our employment agreement with Scott Higginson, we have agreed to issue Mr. Higginson 7,143 shares of our common stock and an option to purchase 7,143 shares of our common stock upon closing of the transaction, as adjusted to reflect the merger exchange ratio, as described elsewhere in this proxy statement/prospectus. There are no other agreements to issue common stock or options under the 2007 Plan as of the date of this proxy statement/prospectus.

Transfer Agent

The transfer agent and registrar for Renegy common stock is Mellon Investor Services LLC.

Anti-Acquisition Provisions of Delaware Law

Section 203 of the Delaware General Corporation Law prohibits, subject to certain exceptions, a Delaware corporation from engaging in any business combination with any interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. Pursuant to Section 203(b)(3) of the Delaware General Corporation law, Renegy expressly elected in its certificate of incorporation not to be governed by Section 203 of the Delaware General Corporation Law.

Financial Statements and Management’s Discussion and Analysis or Plan of Operation of Renegy

Renegy was incorporated in May 2007 to serve as the holding company for Catalytica and the Snowflake entities following the transaction. Renegy currently engages in no business activities and has nominal assets and no financial statements and accompanying Management’s Discussion and Analysis or Plan of Operation have been prepared with respect to Renegy.

INFORMATION ABOUT CATALYTICA

Catalytica’s Business

Overview

Catalytica Energy Systems, Inc., or Catalytica, was incorporated in Delaware in 1995 as a subsidiary of Catalytica, Inc. Catalytica operated as part of Catalytica, Inc.’s research and development group from inception through the date of its incorporation as a separate entity. In December 2000, Catalytica Advanced Technologies, Inc., another subsidiary of Catalytica, Inc., was merged into Catalytica, and the combined entity was spun out from Catalytica, Inc. as Catalytica Energy Systems, Inc., a separate, stand-alone public company.

In January 2004, Catalytica formed two new wholly-owned subsidiaries, CESI-SCR, Inc., or CESI-SCR, and CESI-Tech Technologies, Inc., or CESI-Tech. In February 2004, CESI-SCR acquired 100% of the outstanding membership interests of SCR-Tech, LLC, or SCR-Tech, and SCR-Tech became a wholly-owned subsidiary of CESI-SCR. Also in February 2004, CESI-Tech acquired various patents and other intellectual property rights from certain former owners of SCR-Tech.

Catalytica provides innovative products and services to meet the growing demand for clean energy production, with a focus on cost-effective emissions control solutions for the coal-fired power generation industry. Catalytica’s services facilitate compliance with the most stringent existing and emerging air quality regulations. Through its SCR-Tech subsidiary, Catalytica offers a variety of services for coal-fired power plants that use selective catalytic reduction (SCR) systems to reduce nitrogen oxides (NOx) emissions. These services include SCR catalyst management, cleaning and regeneration, as well as consulting services to help power plant operators optimize efficiency and reduce overall NOx compliance costs, which are collectively referred to as SCR Catalyst and Management Services in this proxy statement/prospectus.

Until October 2006, Catalytica’s business activities also included the design, development, manufacture and servicing of advanced products based on Catalytica’s proprietary catalyst and fuel processing technologies to offer cost-effective solutions for reducing emissions from natural gas-fired turbines and diesel engines used in power generation and transportation applications.

Following a thorough review of its business in 2005, Catalytica completed in 2006 restructuring and cost-reduction activities designed to improve its operating cost structure, extend its cash reserves, and better position the company to achieve its commercial goals and growth targets. In line with this objective, Catalytica took actions to streamline its operations and maintain financial viability by divesting non-revenue generating businesses, assets, and technologies, reducing its workforce, and reallocating resources with a focus on key products, services and markets yielding near-term commercial revenue streams and a greater potential return on investment. In support of these strategies, on September 29, 2006, Catalytica sold its catalytic combustion technology and associated gas turbine assets to Kawasaki Heavy Industries, Ltd., or Kawasaki, and subsequently sold on October 25, 2006 its diesel fuel processing technology and associated assets to Eaton Corporation, or Eaton.

Prior to these sales, Catalytica had been conducting its business through the following two business segments:

(1) Catalyst regeneration, rejuvenation, cleaning and management services for SCR systems used by coal-fired power generation facilities to reduce NOx emissions — the SCR Catalyst and Management Services segment (SCMS); and

(2) Designing, developing and manufacturing advanced products based on Catalytica’s proprietary catalyst and fuel processing technologies, primarily focused on cost-effective solutions for reducing emissions from diesel engine applications — the Catalyst-Based Technology Solutions segment (CBTS).

Included in the CBTS segment was Catalytica’s Xonon Cool Combustion® catalytic combustion technology for gas turbines. In 2005, Catalytica ceased development and commercialization activities associated with this technology. On September 29, 2006, Catalytica completed the sale of the gas turbine assets to Kawasaki.

Also included in the CBTS segment was Catalytica’s diesel fuel processing technology designed to facilitate a significant reduction in particulate matter and NOx emissions from mobile, stationary and off-road diesel engines by improving the performance of diesel particulate filters and NOx adsorber catalyst systems. On October 25, 2006, Catalytica completed the sale of the technology and associated assets to Eaton.

In connection with the closing of the sales to Kawasaki and Eaton in September and October 2006, respectively, Catalytica is no longer conducting business activities associated with emissions control solutions for gas turbines or diesel engines, and therefore no longer conducts business through its CBTS segment.

As a result of the actions taken to restructure its operations, Catalytica has transitioned from a technology-focused research and development organization to a customer-focused commercial SCR services business. Catalytica believes it has emerged on stable financial footing and is in a good position to drive the business commercially.

In addition to a primary focus today on growing its SCR services business, Catalytica has continued to seek to expand its product and service offerings in the areas of clean coal as well as exploring other opportunities in the clean energy markets, including renewable energy solutions, with the objective of creating additional value in the business. The transaction described in this proxy statement/prospectus is a direct result of these activities.

SCR Catalyst and Management Services

In February 2004, Catalytica acquired SCR-Tech, enabling the company to become the North American leader in catalyst regeneration technologies and management services for SCR systems used by coal-fired power plants to reduce NOx emissions.

Based in Charlotte, North Carolina, Catalytica’s SCR-Tech subsidiary offers the following services to help power plant operators optimize their SCR system operation while reducing their overall NOx compliance costs:

Catalyst Cleaning, Rejuvenation and Regeneration —

A significantly lower cost alternative to purchasing new catalyst, SCR-Tech offers proprietary and patented processes based on advanced technologies that can improve the NOx removal efficiency and extend the useful life of installed SCR catalyst. SCR-Tech’s breakthrough catalyst regeneration technology is the only commercial process capable of fully restoring the activity level of spent catalyst back to its original specifications and NOx reduction performance. Regeneration not only offers a proven and economically compelling alternative to catalyst replacement, but also eliminates the costs and environmental concerns associated with land filling spent catalyst.

SCR and Catalyst Management —

Integrating leading edge technologies, a highly skilled and dedicated workforce and more than 75 years of combined experience in the environmental and power generation industries, SCR-Tech provides a broad array of customized SCR and catalyst management strategies to assist its customers with optimizing the operation and performance of their SCR system while reducing operating and maintenance costs and achieving cost-effective NOx compliance.

SCR-Tech serves the coal-fired power generation industry in the United States. The company’s customer base includes some of the nation’s largest electric utilities and independent power producers.

Industry Background and Market Drivers

Through SCR-Tech, Catalytica provides innovative products and services to address the growing emissions control market for coal-fired power plants. Catalytica foresees substantial and growing opportunities in this market, driven by a continued use of coal to meet ever increasing energy demand, combined with steadily tightening air pollution regulations.

Coal-fired plants represent approximately 50% of the nation’s power generating capacity, and Catalytica believes they will continue to play an important role in the U.S. electricity generation market in the years ahead. More than 335 gigawatts (GW) of coal-fired power plants are currently installed in the U.S., generating in excess of approximately 2 trillion kilowatt-hours of electricity. According to the Annual Energy Outlook published by the Department of Energy, or DOE, in February 2007, it is projected that 156 GW of new coal-fired generating capacity will be added in the U.S. over the next 23 years to meet baseload electricity demand, increasing coal’s share of the U.S. power market to 57% by 2030.

Catalytica believes the future of coal as a primary fuel source for U.S. power production is reasonably assured, driven by growing energy demand, rising world oil and natural gas prices, limited oil and natural gas supplies, and increased focus on energy independence. Coal is the least expensive fossil fuel on an energy-per-BTU basis, and remains one of the most abundantly available fossil fuels in the U.S. with in excess of approximately 267 billion short tons of recoverable reserves estimated by the DOE. At current U.S. consumption levels, this represents more than 240 years of supply.

The expectations for continued and growing use of coal, combined with increasingly stringent air quality regulations, are resulting in a rapidly developing demand for clean coal technologies and a substantial future market for innovative, cost-effective solutions for clean energy production.

Coal-fired power plants, in particular, continue to be a primary target for NOx reduction, and SCR remains the most widely used technology by plant operators to control NOx. With NOx removal efficiencies of up to 95%, SCR systems (also referred to as SCR reactors) are considered to be the most effective NOx reduction solution, and are expected to remain the dominant technology choice for coal-fired power plants to meet increasingly stringent U.S. air quality regulations. Furthermore, since U.S. air quality regulations allow power plant operators to pool their emissions reductions (e.g. remove more NOx than required at one unit and settle for lower than otherwise required NOx removal at another), utilities favor the highly efficient SCR technology for their largest generating assets.

SCR technology is based on ceramic catalyst that removes NOx from the power plant exhaust by reducing it with ammonia to elemental nitrogen and water vapor. On average, there are approximately 1.4 cubic meters (m3) of catalyst installed per 1 megawatt of power generating capacity. A typical coal plant averages 500 MW in size, and includes approximately 700 m3 of catalyst arranged in three to four layers.

Over time, ash buildup can cause physical clogging or blinding of the catalyst, which negatively impacts the performance of both the SCR system and the power generating facility. In addition, various chemical elements present in the flue gas, which act as catalyst poisons, cause a gradual deactivation of the catalyst over time. The result is a decrease in NOx removal efficiency, which requires a continual need for some form of catalyst replenishment throughout the operating life of the SCR system.

The average useful life of SCR catalyst from an activity standpoint is approximately 24,000 hours (equivalent to three years of year-round operation). Until a few years ago, the only solution for restoring activity and NOx reduction performance was to replace spent catalyst with costly new catalyst. Since 2003, SCR-Tech has offered U.S. power plant operators a more cost-effective alternative in the form of catalyst regeneration.

Regulatory Drivers

The 1990 Clean Air Act Amendments were implemented to improve air quality in the United States. This federal law covers the entire country and is enforced by the U.S. Environmental Protection Agency, or EPA. Under the Clean Air Act, the EPA limits how much of a pollutant can be in the air anywhere in the United States, with each state responsible for developing individual state implementation plans, or SIPs, describing how each state will meet the EPA’s set limits for various pollutants. Emissions of NOx are considered to be one of the principal contributors to secondary ground level ozone, or smog, and thus are included in the EPA’s criteria pollutants for which limits have been established. Energy producers and other industries operating large power plants, particularly in the Eastern half of the U.S., have been required to significantly reduce their NOx emissions. Increasingly stringent NOx reduction requirements are the primary driver of Catalytica’s SCR services business today. In addition, growing concerns over mercury and sulfur trioxide (SO3) and new regulations to control these emissions are on the horizon, which Catalytica expect could present additional opportunities for its business.

Below is a summary of current and impending regulations driving Catalytica’s SCR Catalyst and Management Services business:

NOx SIP Call

The primary Clean Air Act program driving SCR-Tech’s business today is the EPA’s NOx SIP Call. This program was designed to mitigate the regional transport of ozone, which is contributing to the poor air quality of downwind states. The NOx SIP Call was signed in 1998 and requires energy producers and other industries operating large power plants in the Eastern half of the U.S. to reduce their NOx emissions by at least 85% by 2007. Implementation of the NOx SIP Call has required major NOx reductions during the five-month “ozone season” (May 1-September 30) in 19 Midwestern and Eastern states2 and the District of Columbia. These areas were required to begin implementing new controls by April 2004 to reduce NOx emissions in an effort to reach compliance with EPA established limits by September 2007. Compliance with the NOx SIP Call has resulted in a dramatic increase in the number of SCR system installations at coal-fired power plants for the removal of NOx.

Clean Air Interstate Rule (CAIR)

Adding to the near-term and long-term opportunities for Catalytica’s SCR services business generated by the NOx SIP Call are new air quality regulations soon to take effect that will further increase the size of Catalytica’s addressable market. CAIR, signed by the EPA in March 2005, is designed to permanently cap and achieve substantial reductions in emissions of SO2 and NOx across 28 Eastern states and the District of Columbia. When fully implemented, CAIR is expected to reduce SO2 emissions in these states by over 70% and NOx emissions by more than 60% from 2003 levels by 2015 utilizing a cap-and-trade approach. With respect to NOx, this rule builds on the NOx SIP Call with the objective of further mitigating air pollution moving across state boundaries, and proposes to cut NOx emissions from power generating facilities by 1.7 million tons annually from 2003 levels by 2009, and by 2.0 million tons annually from 2003 levels by 2015. Over the next decade, implementation of CAIR is expected to increase NOx trading (resulting in an increase in the amount of SCR catalyst used to control NOx with the objective of generating NOx credits), further increase the number of SCR systems installed today, and also require year-round SCR system operation (with increased NOx reduction required during ozone season) beginning in 2009 to meet the more stringent requirements. Currently, to comply with the NOx SIP Call, the majority of SCR systems are only required to operate during the five-month ozone season when the potential for ozone formation is at its highest. With year-round operation to comply with CAIR, the catalyst used in SCR systems will need to be replenished with new or regenerated catalyst on a much more frequent basis. Year-round operation alone, combined with the additional NOx removal requirements during the ozone season, is expected to increase the total addressable market for catalyst replenishment by more than 140%. CAIR also standardizes the method in which NOx credits can be traded, which may compel power plant operators to over-comply in order to produce credits for backup or sale.

Clean Air Mercury Rule (CAMR)

Also in March 2005, the EPA issued CAMR, the first program ever designed to permanently cap and reduce mercury emissions from coal-fired power plants. CAMR builds on CAIR to significantly reduce emissions from coal-fired power plants, and is scheduled to be phased in between 2010 and 2018. When fully implemented, CAMR is expected to reduce utility emissions of mercury from 48 tons a year to 15 tons, a reduction of nearly 70%.

CAMR has the potential to impact SCR catalyst choices in the future. Oxidized mercury is more easily captured in a downstream wet flue gas desulfurization (FGD) system than elemental mercury.

While Catalytica’s current service offerings do not specifically address a reduction in mercury emissions, it is believed that the use of regenerated SCR catalyst could yield an incremental positive impact on the oxidation of mercury. A program is currently underway to further explore and validate this assertion. If Catalytica can

2 Alabama, Connecticut, Delaware, Illinois, Indiana, Kentucky, Massachusetts, Maryland, Michigan, North Carolina, New Jersey, New York, Ohio, Pennsylvania, Rhode Island, South Carolina, Tennessee, Virginia and West Virginia.

demonstrate that regenerated catalyst does in fact increase the oxidation of mercury to make it more easily captured in downstream FGD systems, this could further compel customers to regenerate their catalyst.

SO2 to SO3 Conversion

As a result of a growing industry desire to burn lower cost coal with higher sulfur content, combined with the recent dramatic increase in the number of SCR installations driven by the NOx SIP Call and the expectations for year-round SCR operation beginning in 2009 under CAIR, increased attention is now being placed on the conversion of SO2 to SO3 as a byproduct of operating SCR systems. When emitted into the atmosphere, SO3 results in the creation of a sulfuric acid mist, which is both environmentally damaging and costly to power plant operators. With a projected increase in the use of higher sulfur coal, combined with increased use of SCR systems to meet tightening NOx regulations, environmental groups and the utility industry are now becoming increasingly concerned with destructive sulfuric acid emissions and their related corrosive effects.

Increased concern about SO2 to SO3 oxidation presents an added opportunity for Catalytica’s SCR services business. A recently completed joint study with AEP and Southern Company validated the proposition that the use of regenerated catalyst can significantly lower SO2 oxidation rates. In some cases, SO2 oxidation rates were measured as low as 0.1%, which is comparable to the conversion rates achieved only through the use of more costly, ultra-low conversion catalyst. Importantly, the regenerated catalyst achieved significant reductions in SO2 conversion while still maintaining original catalytic activity levels and NOx reduction performance. While certain catalyst manufacturers are currently promoting catalyst with “low SO2 oxidation” formulations, Catalytica understands the use of new ultra-low conversion catalyst can be associated with some loss in catalytic activity. By offering a more cost-effective approach for restoring catalyst NOx reduction activity while simultaneously reducing SO2 to SO3 oxidation, Catalytica believes catalyst regeneration will present a compelling alternative to the purchase of ultra-low conversion catalyst.

Although the aforementioned regulatory drivers may present significant opportunities for Catalytica’s SCR-Tech business in the emissions control market, there can be no assurance that such laws and regulations may not be amended or repealed.

Market Opportunity

The recent growth in SCR system installations driven by the NOx SIP Call has resulted in a large and growing market for SCR Catalyst and Management services. According to The McIlvaine Company, more than 114,000 MW of coal-fired generating capacity in the Eastern U.S. was operating with SCR systems at the end of 2006 to comply with Federal air quality regulations, the vast majority of which were installed between the years 2000 and 2005 to comply with the NOx SIP Call. This equates to approximately 160,000 m3 of installed SCR catalyst.

As the majority of SCR systems in the U.S. currently operate five months out of the year during the ozone season, and have an installed catalyst life of approximately 24,000 hours, many of the units that commenced operation at the beginning of the decade are now, or will soon be, in need of their first catalyst replenishment. Accordingly, Catalytica began to experience an increased demand for catalyst regeneration in 2006. Based upon the substantial number of SCR systems that commenced operation between 2000 and 2005, combined with the requirements for year-round operation beginning in 2009 as a result of CAIR, the market for catalyst replenishment is expected to increase dramatically within the next five years.

Catalytica expects the U.S. market for catalyst regeneration to more fully develop in the 2008 / 2009 timeframe as a result of the following factors:

(1) Most SCR systems will have been running for four to six years during the five months of ozone season, and the initial catalyst installed in these systems will be approaching its 24,000-hour useful life and will need to be replenished.

(2) At the same time, in anticipation of the onset of CAIR, power plant operators are now planning for increased NOx reduction requirements and year-round SCR operation beginning in January 2009. Accordingly, Catalytica expects that utilities will begin to contract for new or regenerated catalyst as early as 2008 to ensure they will have sufficient catalyst activity to comply with the more stringent standards.

(3) Some power plant operators have indicated they may commence year-round operation during 2008 to begin generating NOx credits in advance of the stringent regulations imposed by CAIR.

(4) A number of states, such as North Carolina, Ohio, Pennsylvania, and West Virginia, are providing incentives to power producers to achieve early compliance with CAIR.

This market is expected to grow even larger beginning in 2009 as a result of CAIR, which will be phased in between 2009 and 2015. Contributing to the significant long-term growth over the next decade is the projected addition of another 50,000 to 100,000 MW of SCR systems at U.S. coal plants, with a corresponding 70,000 to 140,000 m3 of SCR catalyst. Catalytica believes the impact of year-round SCR operation beginning in 2009, together with an increase in the amount of catalyst required to comply with tighter regulations and further growth in the number of SCR system installations, will further increase the frequency of catalyst replenishment, resulting in a total addressable market for catalyst cleaning and regeneration estimated in excess of $100 million by 2011.

By offering customers more economical ways to operate and maintain their SCR units, along with a lower cost regeneration alternative to purchasing new catalyst, Catalytica believes SCR-Tech has the potential to play a significant role in the growing U.S. market for SCR catalyst and management services.

SCR-Tech’s Service Offerings

Catalyst Cleaning, Rejuvenation and Regeneration

SCR-Tech offers proprietary and patented processes based on highly sophisticated and advanced technologies that can improve the NOx removal efficiency and restore the useful life of installed SCR catalyst, providing a compelling economic alternative to catalyst replacement.

SCR-Tech’s processes are capable of not only physically cleaning and rejuvenating the most severely plugged, blinded or poisoned catalyst, but of also chemically reactivating deactivated catalyst. Depending upon the state of the installed catalyst, SCR-Tech offers several alternatives for restoring its NOx removal efficiency and extending its life.

For lightly plugged or blinded catalyst that has not yet fully deactivated from catalyst poisons, SCR-Tech offers an “in-situ” cleaning process that can be performed on catalyst at the customer’s plant site without requiring removal of the catalyst from the SCR unit.

For severely plugged or blinded catalyst that may have limited deactivation from catalyst poisons, SCR-Tech offers an off-site cleaning and rejuvenation process that is performed at SCR-Tech’s regeneration facility. In this process, the customer removes the catalyst modules from the SCR unit and ships them to SCR-Tech. The cleaning process physically removes the materials plugging the catalyst to improve its NOx removal efficiency while the rejuvenation process removes catalyst poisons to extend its useful life.

For catalyst that has significantly deactivated and that may also be severely plugged or blinded, SCR-Tech offers an off-site regeneration process that restores deactivated SCR catalyst back to its original specifications and catalytic activity, often to activity levels at or greater than its original specifications. SCR-Tech’s regeneration process involves removing the deactivated catalyst modules from the SCR unit and shipping them to SCR-Tech’s regeneration facility where the catalyst is both cleaned and chemically reactivated.

The regeneration process at SCR-Tech consists primarily of four individual steps:

(1) Ultrasonic Deep Cleaning — Catalytica first uses a patented ultrasonic process to remove physical and microscopic pluggage.

(2) Soaking and Washing — During this step, chemicals remove poisons that have contributed to catalyst deactivation.

(3) Regeneration — Catalyst activity is restored through chemical reactivation.

(4) Heat Treatment — This final step seals in the newly added activity.

In practice, the full regeneration process consists of numerous individual process steps. Not all of these steps are necessarily applied to every batch of spent catalyst to be regenerated. Through various testing methods, a catalyst-specific cleaning, rejuvenation and regeneration program, or “recipe,” is developed for each batch of catalyst from a particular SCR facility.

Once cleaned and regenerated, SCR-Tech returns the catalyst modules to the customer for reinstallation in the SCR unit. Upon reinstallation, the regenerated catalyst demonstrates the same level or an increased level of performance and deactivation rate as the original catalyst.

SCR and Catalyst Management

The most effective way to operate an SCR system is via a comprehensive catalyst management program. Catalyst management is often viewed as developing a plan for a given SCR system to maintain sufficient catalyst activity necessary to achieve the required NOx reduction with an acceptable margin to avoid inadvertent NOx or ammonia slip excursions beyond allowable limits.

SCR-Tech provides a broad array of customized SCR and catalyst management services, including guidance on effective SCR and catalyst management strategies, with the objective of assisting plant operators in optimizing the operation and performance of their SCR systems while reducing their operating and maintenance costs and achieving cost-effective NOx compliance. These services include ammonia inspection grid inspection and tuning; fuel reviews; flow distribution; test plans; catalyst specification, selection and initial performance testing for guarantee verification; catalyst life cycle forecasting through advanced computer simulation; SCR reactor inspection and catalyst sampling; catalyst activity testing and determination of SO2/SO3 conversion rate in a bench-scale reactor; and development of catalyst exchange strategies.

SCR-Tech develops comprehensive catalyst management plans for its customers consistent with catalyst activity decay, ammonia slip, scheduled outages and other factors. SCR-Tech has developed many programs that can evaluate nearly any catalyst management scenario. These programs can predict catalyst life, allow for the mixing and matching of different catalyst types, handle multiple fleet SCR systems, and evaluate site-specific economics associated with each scenario.

As part of its catalyst management program, SCR-Tech offers customized catalyst regeneration plans scheduled around planned outages. SCR-Tech provides SCR and catalyst management services for individual plants, on a multi-plant basis, or under a fleet-wide blanket agreement. All SCR and catalyst management services are offered as either a complete package or “a la carte,” allowing the flexibility to select and combine various services on an as-needed basis tailored to the individual SCR system.

Experience

SCR-Tech’s catalyst regeneration technology has been successfully applied in Germany since 1997 by its former parent company and since 2003 in the United States. In total, more than 17,000 m3 of SCR catalyst of all types has been cleaned / regenerated worldwide to date, including plate, honeycomb and corrugated configurations and spanning all major catalyst manufacturers (Argillon / Siemens, BASF, BHK, CERAM, Cormetech, Engelhard, Haldor Topsøe, Hitachi, Kawasaki, and KWH). This experience has validated SCR-Tech’s technology’s ability to achieve maximum NOx reduction performance while reducing overall NOx compliance costs for the power generating facility. SCR-Tech has cleaned or regenerated in excess of 7,000 m3 of catalyst since commencing operations in the U.S. in March 2003.

Quality Control

Catalytica maintains a comprehensive quality assurance / quality control program for each step in the SCR catalyst and management process such as SCR reactor inspection, catalyst sampling, testing, chemical analysis, development of a custom cleaning, rejuvenation and regeneration process, catalyst treatment, packing and shipping.

Catalytica’s supervisory personnel in the office, on-site, in the lab and in the production facility seek to ensure that each step in the process is executed under the highest of standards and in compliance with contractual requirements. All of Catalytica’s on-site SCR reactor inspections are performed by a team of experienced professionals with years of experience working on SCR systems.

Catalytica’s testing, inspection, and laboratory services all complement each other and allow the company to provide its customers with a complete picture of their SCR reactor and its operating effects on the balance of the plant.

SCR-Tech uses only certified testing laboratories operated under VGB regulations (VGB Guideline for the Testing of DeNOx Catalyst (VGB-R302He)), the international standard for catalyst testing. SCR-Tech tests under actual field conditions with full-size catalyst plates or elements. The lab personnel are some of the most sophisticated in the development of the cleaning and/or regeneration process. VGB, the equivalent of America’s Electric Power Research Institute (EPRI), developed these testing guidelines in cooperation with utilities, catalyst manufacturers, equipment manufacturers, and European testing institutes.

For this testing Catalytica prefers laboratories that have the capability to test full length elements and include prototypical humidity in the test gases. This prevents two sources of error that can result from using corrections for both length and humidity when actual values are excluded. In addition, U.S. laboratories also have developed the capability of including high prototypical concentrations of sulfur dioxide in the test gases to mimic those produced in the U.S. through the use of high sulfur coals. In Europe, where such high sulfur coals are generally not fired, this capability may not exist.

Reports from these certified catalyst testing and chemical analysis labs are consistent in their content and layout for ease of comparison between operations of various SCR systems and catalyst types. Testing information is compared to Catalytica’s extensive database and interpreted based on long-term SCR operating experience with different fuel types.

The combined results of this effort are used to monitor and forecast SCR system and catalyst performance and to accurately forecast the development of the installed NOx reduction potential. By comparing the forecast with the required minimum NOx reduction potential, the point in time for the need for catalyst regeneration or replacement can be identified allowing for the necessary outage planning well in advance of the actual occurrence.

Customers

Catalytica’s SCR Catalyst and Management Services business currently serves the U.S. coal-fired power generation market. Catalytica’s customer base ranges from large investor-owned utilities and IPPs to smaller municipal power generators.

Since commencing commercial operations in its regeneration facility in March 2003, SCR-Tech has provided services for some of the largest electric utility companies and IPPs, and their equipment suppliers, in the U.S. including Alcoa, AEP, AES, Alstom, Cogentrix, Detroit Edison (DTE), Dayton Power & Light (DP&L), Duke Power, Engelhard, First Energy, Mirant, National Energy & Gas Transmission, Reliant Energy, and Southern Company’s Alabama Power and Georgia Power subsidiaries.

SCR-Tech has made significant progress over the past two years in strengthening its relationships within the utility industry, developing new sales channels, and increasing its market penetration. While Catalytica is pleased with the solid performance of its SCR-Tech business in 2006, and the momentum it has gained in its efforts to increase revenues, Catalytica anticipates a more challenging market environment in 2007. As power plant operators are gaining experience with the operation of their SCR systems, orders for emergency cleaning and regeneration jobs have begun to decline. At March 31, 2007, SCR-Tech’s backlog totaled $1.9 million, compared with a backlog of approximately $2.6 million at December 31, 2006. Catalytica defines backlog as firm purchase orders and deferred revenue expected to be recognized as revenue within 18 months.

For the full year of 2006, two customers represented approximately 67% of Catalytica’s revenue and five customers represented approximately 92% of Catalytica’s revenue for such period. As part of an ongoing growth and revenue diversification strategy, SCR-Tech continues to actively target SCR operators throughout the United States, and the Eastern U.S. in particular, to further expand its customer base and broaden its reach in the marketplace.

Research and Development Projects

SCR-Tech endeavors to further expand its spectrum of cost-effective environmental compliance solutions for SCR operators consistent with the ever changing requirements for SCR catalyst, and to continue conducting various research and development projects with customers and prospective new alliance partners, which could present a source for future business.

With increasingly stringent environmental regulations scheduled to take effect within a relatively short period of time, it is expected that a majority of the coal-fired power plants operating in the U.S. will be required to begin operating their SCR reactors on a year-round basis. While year-round operation will serve to further reduce NOx emissions in line with impending air quality standards, the industry is now becoming increasingly concerned with the conversion of SO2 to SO3 as a byproduct of operating SCR systems, and its related corrosive effects. At the same time, new regulations targeting emissions of mercury are also being imposed, creating an even bigger challenge for coal-fired power plant operators.

In the third quarter of 2005, SCR-Tech entered into a jointly funded project with AEP and Southern Company, two of the leading electric utilities in the U.S., focused on evaluating and minimizing the conversion of SO2 to SO3 during SCR system operation. When emitted into the atmosphere, SO3 reacts with moisture to create sulfuric acid emissions, often visible as a blue haze or plume. With increased use of SCR systems to meet ever more stringent air quality regulations, environmental groups and the utility industry are becoming increasingly concerned with destructive sulfuric acid emissions.

As part of the program, the three companies worked together to test and quantify the SO2 to SO3 conversion rates demonstrated by SCR catalyst regenerated under a variety of conditions, and to benchmark the performance of regenerated catalyst against new and deactivated catalyst. The goal of the program was to demonstrate that it is possible to achieve maximum restoration of catalytic activity while simultaneously minimizing the conversion of SO2 to SO3.

Results from the study, completed in the first quarter of 2006, demonstrate that the use of regenerated catalyst can significantly lower SO2 oxidation rates. New plate and honeycomb catalyst modules were regenerated to compare the oxidation rate and catalytic activity before and after regeneration. In the case of regenerated plate-type catalyst, SO2 oxidation rates were reduced by 38% on average, and by as much as 60% in certain test cases. In the case of regenerated honeycomb catalyst, SO2 oxidation rates were measured as low as 0.1%, which is comparable to the conversion rates achieved only through the use of more costly, ultra-low conversion catalyst. Importantly, the regenerated catalyst achieved significant reductions in SO2 conversion while still maintaining original catalytic activity levels and NOx reduction performance, whereas the use of ultra-low conversion catalyst has been reported to be associated with some loss in catalytic activity.

Based upon these results, SCR-Tech is using this data to further optimize the parameters used in its regeneration process to achieve an optimal balance between catalytic activity and SO2 to SO3 oxidation. At the same time, SCR-Tech is now working to expand this program to evaluate the impact of regenerated SCR catalyst on the oxy-chlorination of mercury, a pollutant that is facing strict new regulations beginning in 2010. Catalytica has secured in 2006 verbal commitments from two of its customers to jointly fund and participate in this program.

Additionally, as part of its regular course of business, Catalytica continuously works on programs for improved methods of cleaning, rejuvenating and regenerating catalyst, with a focus on enhancing its technique for the more effective removal of large particle ash (pluggage), an ongoing problem for numerous SCR systems. Preliminary results with this new technique have proven very successful, and SCR-Tech is now working to refine its processes.

Competitive Advantage

As previously described, Catalytica’s regeneration process currently competes only against new catalyst sales when a replenishment of catalyst activity is required.

SCR-Tech’s regeneration process has several advantages over purchasing new catalyst:

1. Cost savings

2. Elimination / reduction of disposal issues

3. Enhanced activity

4. Reduced SO2 conversion

1.	Cost Savings

SCR-Tech offers catalyst regeneration for significantly less cost than purchasing new catalyst.

Several endeavors are underway to ensure that Catalytica will be able to maintain its cost advantage over time. As part of Catalytica’s regular course of business, it continuously works on various programs aimed at streamlining its production costs. Catalytica believes the outcome of these programs will enable it to achieve sufficient flexibility in its pricing to maintain its cost advantage while remaining competitive with any reductions in new catalyst pricing or with any future regeneration competition that may surface.

Once SCR units commence year-round operation beginning in 2009, and catalyst replenishment will be required on a more frequent basis, Catalytica believes the amount of savings that can be generated through regeneration will become increasingly important to power generating companies minding their budgets and limited resources.

2.	Elimination / Reduction of Disposal Issues

Catalyst regeneration not only provides SCR operators a significantly lower cost alternative to catalyst replacement, but also eliminates the costs and environmental liabilities associated with disposing of deactivated catalyst, which must be shipped to a disposal site and may be considered hazardous waste.

Only two acceptable means of disposal are currently commercially available, namely disposal in a hazardous waste landfill or thermal vitrification. Both methods not only entail additional costs but also pose a long-term liability risk for the power company as the owner of the catalyst. Catalytica anticipates the risk of long-term liability associated with hazardous waste disposal will increasingly become an issue with the growing frequency of catalyst replenishment and disposal of spent catalyst over time. The growing risk of environmental liabilities for disposed hazardous waste is becoming an area of concern for investors who are increasingly sensitive to environmental risks.

Even though Catalytica’s cleaning and regeneration services involve the removal of hazardous wastes from catalyst and the use of significant chemical materials, Catalytica does not face the same environmental risks or liabilities as a result of the waste water treatment plant serving its production facility, which provides for the appropriate treatment and disposal of all such waste.

Whether replacing or regenerating catalyst, an SCR operator must first remove the spent catalyst and replace it with an active catalyst. If purchasing new catalyst, the spent catalyst must be shipped to a landfill or other disposal site. This costs about the same as shipping the catalyst out for regeneration.

However, the added cost of placing the spent catalyst in a landfill or disposal site can be significant. Whether the catalyst can be disposed in a normal landfill or must be treated as hazardous waste depends on the state and/or county where the landfill is located, the type of catalyst, the type of coals the power plant has fired, and the poisons present on the catalyst. Experience shows that the cost of disposal can vary from $100 per ton to more than $2,000 per ton. For just one layer of catalyst used in a 500 MW unit, these disposal costs can amount to between $100,000 and $500,000, depending upon state regulations. Avoiding landfill costs can also reduce or eliminate future liabilities associated with hazardous waste.

By extending the useful life of spent catalyst, regeneration eliminates the need for catalyst disposal. If some catalyst is too damaged to be reused and must be disposed of, SCR-Tech can ultrasonically clean the catalyst to remove all poisons prior to disposal to avoid the potentially high costs of hazardous waste disposal.

The cost of shipping regenerated catalyst back to the power plant and the labor for reinstalling catalyst in the reactor is about equal to that of shipping and installing new catalyst. In either case, the same number of modules must be reinserted.

3.	Enhanced Activity

Experience has shown the life and deactivation rate to be similar when both new and regenerated catalyst start out with equal activity levels. However, because new activity (beyond its original) can be achieved through regeneration, both its life and NOx reduction potential can be greater.

During the chemical reactivation process, the catalyst is initially supplied with essentially two major activity components:

1. The necessary or basic activity to achieve the required NOx reduction performance at initial operation, and

2. Additional or useful activity to allow the specification duty to be met through some useful life.

Aging of the catalyst reduces the useful activity through channel plugging by ash, and by the blinding of the active sites on a microscopic scale by fuel constituents and other fuel-related poisons that attach to active sites, chemically deactivating or sealing them and rendering these sites impotent. These deteriorating factors reduce the catalyst activity until the useful life has been depleted. At that time, the catalyst must be replenished, either through the purchase of new replacement catalyst or through regeneration. Replacement is a more costly alternative and results in disposing of the basic activity still left in the catalyst. Regeneration, on the other hand, fully restores the useful activity of the spent catalyst, while still taking full advantage of all the basic activity, for significantly less cost than replacement. By increasing the number of catalytic sites available for reaction, SCR-Tech’s process has even been demonstrated in certain cases to increase catalytic activity beyond the original level by as much as 25%, providing the potential for significant economic value.

Once regenerated, SCR-Tech returns the catalyst modules to the customer for reinstallation in the SCR unit. Upon reinstallation, the long-time deactivation rates and NOx reduction performance of regenerated catalyst have proven to be essentially identical to new catalyst.

4.	Reduced SO2 Conversion

The use of regenerated catalyst has also been demonstrated to significantly lower sulfur dioxide (SO2) oxidation rates. As part of a recently completed study, new plate and honeycomb catalyst modules were regenerated to compare the oxidation rate and catalytic activity before and after regeneration. In the case of regenerated plate-type catalyst, SO2 oxidation rates were reduced by 38% on average, and by as much as 60% in certain test cases, when compared with the conversion rates of new catalyst. In the case of regenerated honeycomb catalyst, SO2 oxidation rates were measured to be as low as 0.1%, which is comparable to the conversion rates achieved only through the use of more costly, ultra-low conversion catalyst. Importantly, the regenerated catalyst achieved significant reductions in SO2 conversion while still maintaining original catalytic activity levels and NOx reduction performance, whereas the use of ultra-low conversion catalyst has been reported to be associated with a loss in some catalytic activity.

Competition

Currently, new catalyst remains the primary competition for SCR-Tech’s regeneration process when a replenishment of catalyst activity is necessary. The leading SCR catalyst suppliers to the U.S. coal-fired power generation market include Argillon, BASF / CERAM, Cormetech, Haldor Topsøe and Hitachi America. While Catalytica believes that SCR-Tech’s regeneration process offers significant cost and performance advantages over the purchase of replacement catalyst and essentially eliminates the costs and environmental concerns associated with land filling spent catalyst, it is possible that these companies and others could eventually develop a solution that may compete with Catalytica’s. Catalytica cannot fully anticipate how catalyst manufacturers may react to growing competitive pressure and increased penetration of regeneration in the U.S. catalyst replacement market. While Catalytica knows of no catalyst supplier with definitive plans to launch U.S.-based regeneration services in the near-term, Catalytica expects some future tactics or market entry by these companies to better compete with SCR-Tech’s regeneration process. Furthermore, Catalytica is aware of certain companies, including Cormetech and Hitachi, who have indicated an interest in offering catalyst cleaning and regeneration.

Catalytica is aware of one company, STEAG LLC, or Steag, which is entering the U.S. catalyst regeneration market and has announced plans to offer regeneration services beginning in mid-2007. Catalytica is aware that Steag is currently building a regeneration facility in North Carolina. Steag, based in Charlotte, North Carolina, is a subsidiary of a large German power producer, STEAG GmbH. Catalytica understands that Steag has hired former SCR-Tech employees for its North Carolina catalyst regeneration operation.

Catalytica believes the combination of its intellectual property and patent protection, the real-world experience required to successfully engage in catalyst regeneration, the investment required for a production facility, and the total size of the market create a barrier for a significant number of new entrants to the market. In addition, Catalytica believes that its first mover advantage in the regeneration marketplace, combined with its solid reputation as a market leader, established customer base, substantial regeneration experience, and recent technological advances will help it maintain its leading market position as the first company in North America to offer a technically feasible and economically viable regeneration process for SCR catalyst.

Furthermore, Catalytica plans to vigorously protect its proprietary technologies and processes and further deter competitors from entering the market through ongoing technology innovations and cost-reduction activities, adding new patents and strengthening its protection of existing patents, and by identifying industry trends and future needs so that it may further tailor its products and services to better meet these needs.

With respect to cleaning and rejuvenation, Catalytica expects SCR-Tech’s processes to compete with alternate cleaning and rejuvenation approaches currently in the marketplace. Catalytica is aware of at least one company, Enerfab, Inc., that offers an on-site SCR catalyst cleaning and washing process that requires the removal of the catalyst from the SCR system. Catalytica believes that SCR-Tech’s patent-protected cleaning process offers several competitive advantages, including both an off-site process and an “in-situ” process that does not require the removal of the catalyst from the SCR system.

Production and Laboratory Facilities

The site of SCR-Tech’s business operations in Charlotte, North Carolina includes a 98,000 square feet production facility for the cleaning and regeneration of SCR catalyst. The capacity of Catalytica’s existing production facility is expected to be sufficient to meet market demand through 2007.

Catalytica’s current production facility is designed to allow for a significant increase of the current capacity. Catalytica believes that through the implementation of additional shifts and a capital investment of approximately $1.3 million, it can expand its production capabilities to meet its near-term needs. Catalytica expects to make this investment in 2007 to accommodate anticipated market growth beginning in 2008.

Over the long-term, with a continued increase in market demand, a further expansion of Catalytica’s production facility is likely to be required. To accommodate further expansion, Catalytica anticipates building a second production facility at its existing site or a new facility at a different geographic location. The timing associated with investing in such a facility expansion will be a function of market growth, and could be as early as 2008 or 2009. Catalytica estimates the cost of such a facility would approximate $5.0 million.

One of the most important features of Catalytica’s current site is the existence of a waste water treatment plant serving Catalytica’s production facility. While Catalytica’s cleaning and regeneration services involve the removal of hazardous wastes from catalyst and the use of significant chemical materials, its on-site State and EPA-approved waste water treatment plant ensures that its operations are in full environmental compliance. Solid wastes are collected in a filter press. These include heavy metals and fly ash. All are rendered benign, tested to prove their acceptability for landfill, and then disposed in a licensed landfill. Thus no hazardous wastes are generated by Catalytica’s operations. Catalytica believes that the capacity of the existing waste water treatment facility is sufficient for both its near-term and long-term needs.

Chemicals required for catalyst cleaning and regeneration are widely available through numerous sources.

Catalytica also maintains an on-site laboratory as well as the opportunity to use various certified laboratories in Europe. The personnel in these labs include individuals integrally involved in the development of Catalytica’s proprietary cleaning and regeneration processes. These labs optimize the catalyst cleaning / regeneration process that is verified independently by third party testing in accordance with VGB Guideline for the Testing of DeNOx Catalyst, the international standard for catalyst testing, and can provide customers with the assurance that the work done by SCR-Tech is of the highest quality in the world.

Intellectual Property

Catalytica maintains a rigorous intellectual property program to protect its proprietary technologies and processes. Catalytica seeks to maintain its reputation as a market leader, and recognize the need to remain technologically advanced relative to competitors and potential competitors, and to distinguish ourselves based on continuous technology innovations. Catalytica’s intellectual property strategy is to identify key intellectual property it developed or acquired in order to protect it in a timely and effective manner, and to continually use such intellectual property to Catalytica’s competitive advantage in the SCR services marketplace. An objective of Catalytica’s intellectual property strategy is to enable the company to be first to market with proprietary technology and to sustain a long term technological lead in the market.

Catalytica uses a combination of patents, trade secrets, contracts, copyrights and trademarks to protect the proprietary aspects of its core technologies, technological advances and innovations, including its cleaning and regeneration processes and other know-how, and Catalytica works to actively maintain protection of its proprietary technologies and processes over time through follow-on patent filings associated with technology and process improvements that it continually develops. A significant portion of its know-how is protected as trade secrets and supported through contractual agreements with its employees, suppliers, partners and customers.

As of the date of this filing, Catalytica either owned (exclusively or jointly), held exclusive license rights from third parties for, or held license rights from affiliates for four U.S. patents and four pending U.S. applications. Catalytica also strongly relies on trade secrets and other know-how to protect the foundation technology and processes. Catalytica anticipates that when its early patents expire, it will rely on subsequently filed and additional patents along with trade secrets and other know-how to protect the foundation technology and cleaning and regeneration processes. Catalytica has adopted a proactive approach to identifying patentable innovations and securing patent protection through the timely filing and aggressive prosecution of patent applications. Accordingly, Catalytica plans to continue to file new patent applications as it gains knowledge and experience with its various processes and service offerings.

Catalytica believes that its growing patent portfolio can provide it with a significant advantage over its competitors. Catalytica will continue to vigorously defend its intellectual property.

Restructuring Activities

Catalytica is committed to balancing the successful execution on its long-term business goals and growth objectives with prudent capital management. Accordingly, Catalytica regularly evaluates its product and service offerings and associated market opportunities, and considers sales or discontinuation of businesses or product or service offerings, as well as strategic activities or opportunities, including business mergers, acquisitions or other strategic transactions, that could positively impact stockholder value.

Following a thorough review of its business in 2005, Catalytica initiated restructuring and cost-reduction activities designed to improve its financial performance, extend its cash reserves, and better position the company to achieve its commercial goals and growth objectives. To this end, Catalytica took actions during the third and fourth quarters of 2005 to streamline its operations and achieve a significant reduction in cash consumption by reducing its workforce, ceasing investment in certain business activities, and reallocating its resources with a focus on core products and markets that Catalytica believed offered the greatest return on investment for its stockholders.

As part of Catalytica’s restructuring activities, it discontinued development of its diesel retrofit product during September 2005 in light of anticipated product verification delays, estimated incremental costs required to commercialize a product, the limited timeframe available to take advantage of the retrofit market, and an internal shift in product development priorities.

Catalytica also initiated a workforce reduction program, which resulted in the elimination of 26 positions, or approximately 35% of its then full-time staff, between September and December 2005.

In October 2005, Catalytica completed work on a $12 million DOE cost-shared contract initiated in October 2001, associated with the development of a compact fuel processor that could convert conventional fuels, such as gasoline, to hydrogen to power proton exchange membrane fuel cells, with applications in automotive, stationary, auxiliary and back-up power. Due to a lack of continued funding or partner commitments, and Catalytica’s efforts to rationalize its ongoing operations, Catalytica elected to no longer conduct research or development activities associated with fuel processing for fuel cell applications.

In February 2006, Catalytica announced that it was no longer conducting development or commercial activities associated with its Xonon Cool Combustion® product for gas turbines, in light of ongoing unfavorable gas turbine market conditions and the termination, in December 2005, of Catalytica’s Xonon® Module Supply Agreement with Kawasaki, having determined there was no business or financial justification to continue the agreement under its existing terms. In September 2006, Catalytica completed the sale of its catalytic combustion technology and associated gas turbine assets to Kawasaki.

In March 2006, Catalytica entered into a Termination Agreement with GE, formally terminating its agreement with GE, driven by GE’s decision to no longer fund the commercial development of a GE10 gas turbine using Catalytica’s Xonon technology.

In July 2006, Catalytica completed the sale of its manufacturing and administrative facility located in Gilbert, Arizona.

In October 2006, Catalytica completed the sale of its diesel fuel processing technology and associated assets to Eaton.

In connection with the closing of the sales to Kawasaki and Eaton, Catalytica is no longer investing significant funds in research and development.

As a result of the actions taken to restructure its operations, Catalytica has transitioned from a technology-focused research and development organization to a customer-focused commercial SCR services business. Catalytica believes it has emerged on stable financial footing and is in a good position to improve the business commercially.

Human Resources

As of June 30, 2007, Catalytica employed 29 persons. Between September 2005 and December 2006, it eliminated 49 positions, or approximately 67% of its then full-time staff, in part through restructuring activities designed to streamline its operations and reduce costs, and in part through the sale of certain businesses. None of Catalytica’s employees are represented by a labor union. Catalytica believes its relations with its employees are good.

Available Information

Catalytica’s Annual Reports on Form 10-KSB, Quarterly Reports on Form 10-QSB and Current Reports on Form 8-K, including any amendments filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, will be made available free of charge on or through Catalytica’s website, www.catalyticaenergy.com, as soon as reasonably practicable following the filing of the reports with the Securities and Exchange Commission. The contents of Catalytica’s website are not, and will not be deemed to be, incorporated into this proxy statement/prospect or the registration statement of which this proxy statement/prospectus is a part.

Catalytica’s Properties

Current Facilities

In early October 2006, Catalytica completed the relocation of its corporate headquarters to an approximately 1,800 square feet of office space in Tempe, Arizona, which is being leased for approximately $4,100 per month. This lease expires on March 31, 2008. Catalytica also leases approximately 400 square feet of office space in Belmont, California for its investor relations and related functions for approximately $800 per month. This lease expires on August 31, 2008, and may be renewed for an additional year on similar terms.

SCR-Tech leases approximately 98,000 square feet of office, production, laboratory and warehouse space in Charlotte, North Carolina. This lease expires on December 31, 2012, with two options to renew for five years each.

Catalytica believes its existing facilities are in sufficient condition and adequate for both its present needs and for any expansion requirements for SCR-Tech in 2007. Catalytica believes it has adequate insurance on such properties.

Facilities Terminated in 2006

On October 25, 2006, Catalytica entered into and closed an asset purchase agreement with Eaton Corporation providing for the sale of Catalytica’s diesel fuel processing assets and intellectual property. Under the terms of the asset purchase agreement, Catalytica also assigned to Eaton Catalytica’s lease of its 32,500 square feet facility in Mountain View, California, and Eaton assumed the future rental payments and building restoration obligations associated with the lease.

On May 18, 2006, Catalytica entered into a Purchase and Sale Agreement to sell its former 43,000 square feet manufacturing and administrative facility in Gilbert, Arizona and certain personal property. In connection with the sale, the outstanding loan balance on this building was repaid in full.

Catalytica’s Legal Proceedings

Although Catalytica may be subject to litigation from time to time in the ordinary course of its business, Catalytica is not currently a party to any material legal proceeding.

Market Price of and Dividends on Catalytica’s Common Equity and Related Stockholder Matters

Common Stock

Catalytica common stock is listed on the NASDAQ Global Market under the symbol “CESI.” The following table sets forth high and low closing prices per share for Catalytica’s common stock as quoted on the NASDAQ National Market (prior to August 1, 2006) and the NASDAQ Global Market (on and after August 1, 2006) during each quarter of 2006 and 2005 and the first two quarters of 2007. Such prices represent inter-dealer prices and do not include retail mark-ups or mark-downs or commissions and may not represent actual transactions.

	Catalytica
	Common Stock
	High ($)	Low ($)

Year Ending December 31, 2007
Third Fiscal Quarter (through August 27, 2007)	1.33	0.84
Second Fiscal Quarter	1.98	1.05
First Fiscal Quarter	2.03	1.36
Year Ended December 31, 2006
Fourth Fiscal Quarter	2.07	1.06
Third Fiscal Quarter	1.35	0.97
Second Fiscal Quarter	1.66	1.30
First Fiscal Quarter	1.86	0.97
Year Ended December 31, 2005
Fourth Fiscal Quarter	1.29	0.97
Third Fiscal Quarter	2.02	1.40
Second Fiscal Quarter	2.35	1.79
First Fiscal Quarter	2.81	2.00

As of August 27, 2007, there were approximately 688 holders of record of Catalytica’s common stock, as shown on the records of the company’s transfer agent. The number of record holders does not include shares held in “street name” through brokers.

Dividend Policy

Catalytica has never paid cash dividends on its common stock or any other securities. Catalytica anticipates it will retain any future earnings for use in the expansion and operation of its business and does not anticipate paying cash dividends in the foreseeable future.

Catalytica Rights Plan

For a description of Catalytica’s amended and restated preferred stock rights agreement, see “Comparison of Stockholder Rights — Catalytica Preferred Stock Rights Agreement — Catalytica Rights Plan” on page 125 of this proxy statement/prospectus.

Stock Based Compensation

At June 30, 2007, the Company has two stock based compensation plans, described more fully below.

Stock option plan

Catalytica has a stock option plan, or the Stock Option Plan, which allows for the granting of stock options and restricted stock units, or RSUs, to employees, non-employees, and non-employee directors in exchange for services received. Employees are also eligible for option grants at their hire date and are eligible for annual bonus option grants based on achievement of objectives, subject to approval by the compensation committee of the board of directors, or the compensation committee, of Catalytica. Options are periodically granted to non-employees for consulting services rendered, subject to approval by the compensation committee or board of directors. Option grants to non-employee directors for their service on the board are determined and approved on an annual basis by the compensation committee. Option grant vesting periods range from immediate vesting to four years and have a contractual life ranging from five to ten years. Option grants are valued using a Black-Scholes option pricing model, and compensation expense is recognized over the requisite service period, which is typically equal to the vesting period. Compensation expense associated with share-based payments which are subject to graded vesting based on service conditions are recognized using the straight-line recognition method. RSU grants are valued based on the closing share price for Catalytica common stock as quoted on the NASDAQ Global Market on the date of grant, and compensation expense related to RSU grants is recognized over the requisite service period, which is typically equal to the vesting period. The issuance of shares pursuant to the Stock Option Plan is accomplished through the issuance of new shares.

As of June 30, 2007, Catalytica has not granted any options with performance or market conditions.

Employee stock purchase plan

Catalytica has an employee stock purchase plan, or the ESPP, whereby eligible employees of Catalytica have the right to purchase shares of Catalytica common stock at a price equal to 85% of the fair market value on the first or last day, whichever is lower, of each six month subscription period. The discount and look-back features of the ESPP cause it to be considered compensatory under SFAS 123R. ESPP purchases are valued using a Black-Scholes option pricing model, and compensation expense is recognized ratably over the six month subscription period. The issuance of shares pursuant to the ESPP is accomplished through the issuance of new shares. Effective July 1, 2007, Catalytica’s board of directors suspended the ESPP in connection with the transaction.

Securities Authorized for Issuance under Equity Compensation Plans(1)

	Number of Securities
	to be Issued upon
	Exercise of
	Outstanding Options	Weighted-Average	Common Stock
	and Conversion of	Exercise Price of	Reserved for
	Restricted Stock Units	Outstanding Options	Future Issuance(2)

Plans approved by stockholders:
1995 Stock Plan	2,449,070	$2.74	4,046,468
2000 Employee Stock Purchase Plan	—		1,034,982

Total	2,449,070		5,081,450

(1)	As of June 30, 2007

(2)	1995 Stock Plan amount includes options and restricted stock units granted but not yet vested or exercised and options authorized but not yet granted.

Catalytica Management’s Discussion and Analysis or Plan of Operation

The following discussion should be read in conjunction with the Catalytica’s consolidated financial statements and accompanying notes beginning on page F-1 of this proxy statement/prospectus.

Overview

Catalytica was incorporated in Delaware in 1995 as a subsidiary of Catalytica, Inc. Catalytica operated as part of Catalytica, Inc.’s research and development group from inception through the date of its incorporation as a separate entity. In December 2000, Catalytica Advanced Technologies, Inc., another subsidiary of Catalytica Inc., was merged into Catalytica, and the combined entity was spun out from Catalytica, Inc. as Catalytica Energy Systems, Inc., a separate, stand-alone public company.

In January 2004, Catalytica formed two new wholly-owned subsidiaries, CESI-SCR, Inc., or CESI-SCR, and CESI-Tech Technologies, Inc., or CESI-Tech. In February 2004, CESI-SCR acquired 100% of the outstanding membership interests of SCR-Tech, LLC, or SCR-Tech, and SCR-Tech became a wholly-owned subsidiary of CESI-SCR. Also in February 2004, CESI-Tech acquired various patents and other intellectual property rights from certain former owners of SCR-Tech.

Catalytica provides innovative products and services to meet the growing demand for clean energy production, with a focus on cost-effective emissions control solutions for the coal-fired power generation industry. Catalytica’s economically compelling, leading edge products and services facilitate compliance with the most stringent existing and emerging air quality regulations. Through its SCR-Tech subsidiary, Catalytica offers a variety of services for coal-fired power plants that use selective catalytic reduction (SCR) systems to reduce nitrogen oxides (NOx) emissions. These services include SCR catalyst management, cleaning and regeneration, as well as consulting services to help power plant operators optimize efficiency and reduce overall NOx compliance costs, which are collectively referred to as SCR Catalyst and Management Services.

Until October 2006, Catalytica’s business activities also included the design, development, manufacture and servicing of advanced products based on its proprietary catalyst and fuel processing technologies to offer cost-effective solutions for reducing emissions from natural gas-fired turbines and diesel engines used in power generation and transportation applications.

During 2006, Catalytica completed various restructuring and cost-reduction activities designed to improve its operating cost structure, extend its cash reserves, and better position Catalytica to achieve its commercial goals and growth targets. In line with this objective, Catalytica took actions to streamline its operations and maintain financial viability by divesting non-revenue generating businesses, assets, and technologies, by reducing its workforce, and by reallocating resources with a focus on key products, services and markets yielding near-term commercial revenue streams and a greater potential return on investment for its stockholders. In support of these strategies, in

July 2006, Catalytica sold its manufacturing and administrative facility in Gilbert, Arizona; on September 29, 2006, sold its catalytic combustion technology and associated gas turbine assets to Kawasaki Heavy Industries, Ltd., or Kawasaki; and on October 25, 2006, sold its diesel fuel processing technology and associated assets to Eaton Corporation, or Eaton.

In connection with the closing of the technology and asset sales to Kawasaki and Eaton, Catalytica ceased investing significant funds in research and development activities. The completion of the sale of its diesel fuel processing technology and associated assets marked the exit from research and development activities for Catalytica.

The results of operations related to gas turbine and diesel fuel processing technology development are reported in discontinued operations in the Consolidated Statements of Operations for the three and six months ended June 30, 2007 and 2006.

As a result of the actions taken to restructure its operations, Catalytica has transitioned from a technology-focused research and development organization to a customer-focused commercial SCR services business.

In addition to a primary focus today on growing its SCR services business, Catalytica has been seeking to expand its product and service offerings in the coal-fired power generation and/or clean energy markets through partnerships, synergistic product line extensions or other strategic ventures. Accordingly, Catalytica planned to continue actively exploring strategic opportunities, including business acquisitions or other transactions that it believed could create additional value in its business. Consistent with this strategy, on May 8, 2007, Catalytica entered into the contribution and merger agreement with Worsley and the Snowflake entities.

Critical Accounting Policies and Estimates

Catalytica’s discussion and analysis of financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires Catalytica to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. On an on-going basis, Catalytica evaluates its estimates and judgments based on historical experience and various other factors it believes to be reasonable under the circumstances, the results of which form the basis of its judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results would differ from these estimates under different assumptions or conditions.

Catalytica’s significant accounting policies are disclosed in Note 1 to its consolidated financial statements. Catalytica believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition

As prescribed in Staff Accounting Bulletin (SAB) 101 and 104, “Revenue Recognition in Financial Statements,” Catalytica recognizes revenue from SCR Catalyst and Management Services when persuasive evidence of an arrangement exists, services have been rendered, the price is fixed or determinable, and collectibility is reasonably assured.

Revenues related to SCR catalyst regeneration and cleaning services are recognized when the service is completed for each catalyst module, subject to certain revenue recognition criteria which are described below. Customer acceptance is not required for regeneration and cleaning services in that SCR-Tech’s contracts currently provide that services are completed upon receipt of confirmation of compliance with contract requirements through testing by independent third parties. Testing generally occurs three times during a particular customer project. Once a successful test result is received on a production module from an independent third party, revenue is recognized for each catalyst module processed prior to the receipt of such test results, and revenue is subsequently recognized for each catalyst module as its processing is completed. As Catalytica utilizes a consistent methodology and formula for each project, it is unlikely that subsequent testing would not be successful. Nonetheless, if a subsequent test result were to indicate failure, Catalytica would cease recognizing revenue on any subsequent modules until new testing evidence confirms successful processing. Catalytica maintains a revenue allowance equal to ten percent of revenue earned for each contract to provide for any deficient test results that may occur after its initial test. This revenue allowance is removed, and revenue recognized, upon receipt of successful final test results and issuance of a final report to the customer.

A typical customer project may take 30 to 90 days to complete. Due to the nature of the demand for SCR regeneration and cleaning services, some of SCR-Tech’s contracts provide for extended payment terms. In a situation where regeneration or cleaning services have been completed, but the customer is not contractually committed to receive an invoice within the succeeding six months (and subsequent payment is due within 30 days of invoice date), revenue is deferred until the six month criterion is met. If the customer contract provides for a deposit or progress payments, revenue is recognized up to the amount received. No rights of return exist. The customer is generally responsible for the removal and subsequent re-installation of the catalyst. Catalytica’s revenue arrangements do not have any material multiple deliverables as defined in Emerging Issues Task Force (EITF) 00-21, “Accounting for Multiple Element Revenue Arrangements.”

Costs associated with performing SCR catalyst regeneration and cleaning services are expensed as incurred because of the close correlation between the costs incurred, the extent of performance achieved and the revenue recognized. In the situation where revenue is deferred due to collectability uncertainties, Catalytica does not defer costs due to the uncertainties related to payment for such services.

From time to time, SCR-Tech purchases spent catalyst modules, regenerates them and subsequently sells them to customers as refurbished units. In such cases, revenues are not recognized until the units are delivered to the customer.

Revenues also include charges to customers related to shipping expenses incurred to ship catalyst between the customer site and the SCR-Tech facility. Costs associated with shipping are recorded as a component of cost of revenues in the period the related shipping revenues are recorded.

Catalytica recognizes revenue from its management and consulting services as work is performed. Costs associated with management and consulting services is expensed as incurred.

Two customers accounted for 86% of Catalytica’s revenues for the six months ended June 30, 2007. Three different customers accounted for 91% of Catalytica’s revenues for the six months ended June 30, 2006.

SCR Catalyst and Management Services revenue is project-based, and as such, the timing of those revenues varies from period-to-period. Accordingly, period-to-period comparisons of those revenues are not necessarily meaningful and should not be relied upon as an indication of future performance.

Allowance for Doubtful Accounts and Notes

Catalytica maintains an allowance for doubtful accounts and notes for estimated losses resulting from the inability of its customers or funding partners to make required payments. This allowance is based on specific customer account reviews and historical collections experience. If the financial condition of any of Catalytica’s customers or funding partners were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required.

Goodwill and Other Intangible Assets

Catalytica accounts for goodwill and other intangible assets in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” Purchase prices of acquired businesses that were accounted for as purchases were allocated to the assets and liabilities acquired based on the estimated fair values on the respective acquisition dates. Other intangible assets, all of which were determined to have finite useful lives, were recorded at fair value at the time of the acquisition and are carried at such value less accumulated amortization. Based on these estimated fair values, the excess purchase prices over the fair value of the net assets acquired were allocated to goodwill.

Pursuant to SFAS No. 142, goodwill and other intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually, or whenever events or changes in circumstances indicate the carrying value may not be recoverable, in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets.”

Catalytica amortizes its intangible assets, including patents, trademarks, trade secrets and other purchased technology, on a straight-line basis over their useful lives, estimated at ten years.

Catalytica performed an annual goodwill and intangible assets impairment analysis as of December 31, 2006 and determined that goodwill and intangible assets were not impaired.

Deferred Revenue

SCR catalyst regeneration and cleaning services contracts may provide for deposits or progress payments. Deposits or progress payments received are deferred until the services are performed, at which point deferred revenue is reduced and revenue is recognized. As described more fully in the “Revenue Recognition” section above, in situations where SCR regeneration and cleaning services have been completed, but the customer is not contractually committed to receive an invoice within the succeeding six months, revenue is deferred until the six month criterion is met. In addition and as is described more fully in the “Revenue Recognition” section above, Catalytica maintains a revenue allowance equal to ten percent of revenue earned for each contract until receipt of successful final test results and issuance of a final report to the customer. Deferred deposits and progress payments, revenues earned but not billable for six months, and the revenue allowance are recorded as deferred revenue in the Consolidated Balance Sheet. As of June 30, 2007, deferred revenue was $931,000.

Accrued Warranty Liability

In September 2006 Catalytica completed the sale of its Xonon gas turbine technology and assets to Kawasaki. Per the terms of the purchase agreement between Catalytica and Kawasaki, this liability was assumed by Kawasaki. Accordingly, the previously existing accrual of $50,000 related to Xonon modules was eliminated and included in the gain on sale of assets in the third quarter of 2006.

Warranties provided for Catalytica’s SCR catalyst regeneration and cleaning services vary by contract, but typically provide limited performance guarantees. During the first quarter of 2007, Catalytica determined the likelihood of the existence of a warranty claim to be reasonably possible, but not probable, based on its historical experience of no warranty claims having been presented since SCR-Tech’s inception. Further, Catalytica determined it could not reasonably estimate a possible loss or range of loss with any degree of accuracy related to any potential warranty claims. In accordance with SFAS No. 5, “Accounting for Contingencies,” Catalytica determined there was no longer a basis for carrying an accrued warranty liability related to SCR catalyst regeneration and cleaning services and the previously existing $327,000 accrued warranty liability was eliminated, resulting in a reduction of cost of revenues in the Consolidated Statements of Operations during the first quarter of 2007. Should future actual product or service failure rates or other related costs differ from historical experience, establishment of an estimated warranty liability would be required.

Stock Based Compensation

Catalytica has two stock based compensation plans, consisting of a stock option plan and an employee stock purchase plan. The stock option plan provides for the granting of stock options and restricted stock units to employees, non-employees, and non-employee directors in exchange for services received. The employee stock purchase plan provides to employees the right to purchase shares of Catalytica’s common stock at a price equal to 85% of the fair market value on the first or last day, whichever is lower, of each six month subscription period. Effective July 1, 2007, Catalytica’s Board of Directors suspended the employee stock purchase plan in connection with the transaction.

Prior to January 1, 2006, Catalytica accounted for stock based compensation plans under the recognition and measurement provisions of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to

Employees,” and related interpretations, as permitted by SFAS No. 123, “Accounting for Stock-based Compensation.”

Effective January 1, 2006, Catalytica adopted the fair value recognition provisions of SFAS No. 123(R) (SFAS 123R), “Share-Based Payment,” using the modified prospective method. SFAS 123R requires stock based compensation to be measured based on the fair value of the award on the date of grant and the corresponding expense to be recognized over the period during which an employee is required to provide services in exchange for the award. The fair value of each stock option award is estimated using a Black-Scholes option pricing model based on certain assumptions including expected term, risk-free interest rate, stock price volatility, and dividend yield. The assumption for expected term is based on evaluations of historical and expected future employee exercise behavior. The risk-free interest rate is based on the U.S. Treasury rates at the date of grant with maturity dates approximately equal to the expected term at the grant date. The historical volatility of Catalytica’s stock is used as the basis for the volatility assumption. Catalytica has never paid cash dividends, and does not currently intend to pay cash dividends, and thus assumed a 0% dividend yield. The fair value of restricted stock unit grants is based on the closing share price for Catalytica’s common stock as quoted on the NASDAQ Global Market on the date of grant. The fair value of employee stock plan purchases is estimated using a Black-Scholes option pricing model, similar to stock option valuations. The provisions of SFAS 123R also require estimates of expected forfeiture rate and recognition of expense for only those shares expected to vest.

Income Taxes

Catalytica accounts for income taxes under the asset and liability method in accordance with SFAS No. 109, “Accounting for Income Taxes.” Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. SFAS No. 109 requires that a valuation allowance be established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. SFAS No. 109 further states that it is difficult to conclude that a valuation allowance is not needed when there is negative evidence such as cumulative losses in recent years. As a result Catalytica has recorded a full valuation allowance against its deferred tax assets and expect to continue to record a full valuation allowance on future tax benefits until it reaches sustained profitability.

In July 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109,” which prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken on an income tax return. Catalytica adopted the provisions of FIN 48 effective January 1, 2007. The total amount of unrecognized tax benefits as of the adoption date was immaterial, and no material changes to the amount of unrecognized tax benefits occurred during the six months ended June 30, 2007. Catalytica does not believe it will incur any material adjustments related to unrecognized tax benefits for the remainder of 2007.

It is Catalytica’s policy to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of the date of adoption of FIN 48, Catalytica did not have any accrued interest or penalties associated with any unrecognized tax benefits, nor was any interest or penalties recorded during the six months ended June 30, 2007.

Catalytica files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. Catalytica’s U.S. federal income tax returns for years 2003 through 2006 remain open to examination by the Internal Revenue Service. Catalytica’s state tax returns for years 2002 through 2006 remain open to examination by the state taxing authorities.

Results of Operations

The following summary presents the results of operations by comparable period for the three and six months ended June 30, 2007 and 2006 (in thousands):

	Three Months Ended June 30,			Six Months Ended June 30,
	2007	2006	Change	2007	2006	Change

Revenues	$453	$957	$(504)	$1,808	$3,936	$(2,128)

Costs and expenses:
Cost of revenues	1,192	884	308	2,096	2,476	(380)
Selling, general and administrative	3,010	1,486	1,524	5,456	3,251	2,205
Loss on sale of assets	—	49	(49)	—	21	(21)

Total costs and expenses	4,202	2,419	1,783	7,552	5,748	1,804

Operating loss	(3,749)	(1,462)	(2,287)	(5,744)	(1,812)	(3,932)
Interest and other income	240	257	(17)	495	525	(30)
Interest and other expense	(6)	(49)	43	(9)	(98)	89

Loss from continuing operations	(3,515)	(1,254)	(2,261)	(5,258)	(1,385)	(3,873)
Gain (loss) from discontinued operations	(63)	(1,636)	1,573	(38)	(3,230)	3,192

Net loss	$(3,578)	$(2,890)	$(688)	$(5,296)	$(4,615)	$(681)

Comparison of the three and six month periods ended June 30, 2007 and 2006

Revenues.  SCR Catalyst and Management Services (SCMS) revenues result primarily from catalyst cleaning and regeneration services. From time to time, spent catalyst modules are purchased, regenerated, and sold as refurbished units. Additionally, Catalytica provides SCR catalyst management and consulting services, including catalyst inspection, performance testing and analysis, catalyst specification, and computer simulation to help power plant operators improve their SCR system performance and achieve cost-effective NOx compliance. SCMS revenues also include charges to customers related to shipping expenses incurred to ship catalyst between the customer site and the SCR-Tech facility.

SCMS revenues are project-based, and as such, the timing of those revenues varies from period-to-period. Accordingly, period-to-period comparisons of those revenues are not necessarily meaningful and should not be relied upon as an indication of future performance.

SCMS revenues decreased by $504,000, or 53%, to $453,000 for the three months ended June 30, 2007, as compared to $957,000 for the corresponding period in 2006. The decrease was primarily attributed to a $492,000 decrease in revenues resulting from catalyst cleaning and regeneration services, a $121,000 decrease in shipping revenues, and a $133,000 increase in management services revenues. During the second quarter of 2007, work was completed on one contract representing approximately $592,000 in revenues which were not recognized because, as per the contract, the customer cannot be invoiced until January 2008, which is outside the six month provision as prescribed in Catalytica’s revenue recognition policy. As a result, those revenues were deferred and will be recognized in the third quarter, as they will then be within the six month window. The cost of revenues related to those revenues, however, were expensed in the second quarter of 2007, and not deferred, in accordance with Catalytica’s revenue recognition policy. Shipping revenues are dependent upon timing of the completion and shipment of modules for each contract, and as such, period-to-period comparisons are not necessarily meaningful. Management services revenues increased primarily as a result of module inspection and testing services provided to certain customers during the quarter.

SCMS revenues decreased by $2,128,000, or 54%, to $1,808,000 for the six months ended June 30, 2007, as compared to $3,936,000 for the corresponding period in 2006. The decrease was primarily attributed to a $940,000 decrease in revenues resulting from catalyst cleaning and regeneration services, a $913,000 decrease in product sales, a $364,000 decrease in shipping revenues, and a $146,000 increase in management services revenues. Catalyst cleaning and regeneration services revenues declined due to lower market demand and timing of order receipts in addition to the deferred revenue issue described in the preceding paragraph. During the first quarter of 2006, spent catalyst modules, which had been regenerated by SCR-Tech, were sold as refurbished units. No such product sales were realized during the first six months of 2007. Shipping revenues are dependent upon timing of the completion and shipment of modules for each contract, and as such, period-to-period comparisons are not necessarily meaningful. Management services revenues increased primarily as a result of module inspection and testing services provided to certain customers during the second quarter of 2007.

During the six months ended June 30, 2007, two customers accounted for 86% of Catalytica’s revenues. During the six months ended June 30, 2006, three customers accounted for 91% of Catalytica’s revenues.

Catalytica believes its full-year 2007 SCMS revenues will be in the range of $5.0 million and $6.0 million, based on the current level of sales activity and backlog for SCMS. However, Catalytica’s expectations are subject to significant uncertainty due to the nature of the market in 2007 and the timing of receipt of orders and revenue recognition. Revenue backlog, which is defined as firm written commitments for work to be performed, and deferred revenue expected to be recognized as revenue within 18 months, was $2.2 million as of June 30, 2007, including $931,000 of deferred revenue, as compared to backlog of $2.1 million as of June 30, 2006, including $50,000 of deferred revenue.

Cost of Revenues.  Cost of revenues is attributable to SCMS, comprised largely of fixed costs including direct labor, plant management wages, fringe benefits, temporary labor, facility rent, chemicals, depreciation, supplies, third party testing services, shipping expenses, insurance, warranty expenses and amortization of intangible assets, and is expensed as incurred. In addition, cost of revenues includes inventory-related costs of SCR catalyst modules purchased by Catalytica and sold to its customers.

Cost of revenues increased by $308,000, or 35%, to $1,192,000 for the three months ended June 30, 2007, as compared to $884,000 for the corresponding period in 2006. The increase was primarily due to increases in chemicals, third party testing, shipping expenses, and wages/insurance. Chemicals expense increased by $230,000, primarily due to product mix. Production work during the first six months of 2006 primarily included honeycomb catalyst, whereas production work during the first six months of 2007 primarily included plate catalyst, which requires more chemicals than honeycomb catalyst. In addition, the timing of expenses related to chemical usage is dependent upon scheduling within the plant production process and may result in chemical usage in a period preceding completion of the cleaning or regeneration process which triggers revenue recognition. As a result, chemicals expense may not, in certain periods, match the timing of revenue recognition. Third party testing expenses increased by $81,000, due to timing of sample submission and related production timelines. Shipping expenses decreased by $105,000, directly related to the reduced shipping volume between comparable periods. Wages/insurance increased by $80,000, due to insurance rate and volume increases associated with SCR-Tech staffing increases during 2006.

Cost of revenues decreased by $380,000, or 15%, to $2,096,000 for the six months ended June 30, 2007, as compared to $2,476,000 for the corresponding period in 2006. The decrease was primarily due to decreases in inventory-related expenses incurred from the sale of SCR catalyst modules, warranty expenses and shipping expenses, partially offset by increases in chemicals and wages/insurance. Inventory-related expenses decreased by $539,000 due to the sale of SCR catalyst modules during the first quarter of 2006; no such sales occurred in 2007. Warranty expenses decreased by $347,000, due to the elimination of Catalytica’s accrued warranty liability. Since SCR-Tech’s inception, no warranty claims have been presented for product or service failure. During the first quarter of 2007, Catalytica determined the likelihood of the existence of a warranty claim to be only reasonably possible, but not probable. Further, Catalytica could not reasonably estimate the amount of a potential loss or range of loss with any degree of accuracy. As required by SFAS No. 5, “Accounting for Contingencies,” accruals for loss contingencies should be recorded only if a loss is both probable and reasonably estimable. Accordingly, Catalytica determined there was no basis to continue carrying an accrued warranty liability. Shipping expenses decreased by $254,000, directly related to the reduced shipping volume between comparable periods. Chemicals expense increased by $466,000 for reasons similar to those described in the previous paragraph. Wages/insurance increased by $147,000, due to insurance rate increases and volume increases associated with SCR-Tech staffing increases during 2006.

Catalytica believes its full-year 2007 cost of revenues will be below 2006 cost of revenues, as cost of revenues generally varies with revenues, which Catalytica anticipates will be below 2006 levels.

Gross Margin.  Gross margin percentages are primarily impacted by sales mix, including the type of service provided and the type of catalyst cleaned or regenerated, sales price and production timing and volume. As noted in the Cost of Revenues discussion above, a large portion of the cost of revenues are fixed expenses, which negatively impacts gross margin percentages in periods with lower revenues. In addition, the timing of usage and related expense recognition of certain variable expenses as incurred, including chemicals, utilities, warranty, and third-party testing, impact the level of gross margin dollars generated and the related gross margin percentages. Other revenues, including shipping expenses and revenues recognized from the sale of purchased catalyst, may realize differing gross margin percentages than those realized from catalyst cleaning and regeneration.

During the three months ended June 30, 2007, Catalytica’s gross margin percentage decreased to (163.1)%, as compared to 7.6% for the corresponding period in 2006. This gross margin decline was primarily the result of a decrease in production volume and related decrease in gross margin dollars, which provided lesser coverage of Catalytica’s fixed production costs. In addition, and as noted in the Revenues discussion above, work was completed on one contract representing approximately $592,000 in revenues which were not recognized; however the cost of revenues associated with that project were expensed in the second quarter of 2007 in accordance with Catalytica’s revenue and expense recognition policy. Catalytica anticipates recognition of that revenue in the third quarter of 2007, and anticipates the recognition of that revenue to have a favorable impact on the third quarter 2007 gross margin percentage. Additionally, due to differences in the types of catalyst being regenerated in the comparable six month periods, chemical expenses were higher in 2007 than in 2006, resulting in a decline in gross margin percentages between comparable periods.

During the six months ended June 30, 2007, Catalytica’s gross margin percentage decreased to (15.9)%, as compared to 37.1% for the corresponding period in 2006. The causes described in the preceding paragraph as related to the second quarter comparable periods apply to the six month comparisons as well. Further, Catalytica’s gross margin percentage during the first quarter of 2007 was favorably impacted by the elimination of its warranty reserve, as described in the Cost of Revenues section above.

Due to projected lower revenues for 2007, Catalytica believes its 2007 gross margin percentage will be less than its 2006 gross margin percentage. However, Catalytica expects its gross margin percentage for the second half of 2007 to improve over the first half of 2007, primarily due to an expected increase in production volume.

Selling, General and Administrative (SG&A) Expenses.  SG&A includes compensation, benefits and related costs of SCMS and includes wages and related benefits, rent, utilities, depreciation, consulting and professional services, marketing, legal, travel, supplies, accounting and auditing services, allowance for bad debts, and IT-related costs.

SG&A increased by $1,524,000, or 102.6%, to $3,010,000 for the three months ended June 30, 2007 as compared to $1,486,000 for the comparable period in 2006. The increase was primarily due to increases in legal, consulting and professional services in connection with the transaction, partially offset by a decrease in depreciation and personnel-related expenses. In connection with the transaction, Catalytica incurred significant expenses during the three months ended June 30, 2007 related to contract negotiations, due diligence tasks, and preparation of SEC filings, including a registration statement on Form S-4 and related proxy statement/prospectus. Legal expenses of approximately $915,000 and consulting and professional services expenses of approximately $613,000 were incurred during the second quarter relating to the transaction. Depreciation expense decreased by $55,000 due to the sale or disposal, during 2006, of the majority of Catalytica’s property, equipment, and leasehold improvements previously utilized in its Gilbert, Arizona and Mountain View, California facilities. Personnel-related expenses decreased by $122,000 due to restructuring and downsizing initiatives completed during fiscal 2006.

SG&A increased by $2,205,000, or 67.8%, to $5,456,000 for the six months ended June 30, 2007 as compared to $3,251,000 for the corresponding period in 2006. The increase was primarily due to increases in legal, consulting and professional services in connection with the transaction and an increase in bad debt expense, partially offset by decreases in depreciation and personnel-related expenses. Legal expenses of approximately $1,144,000 and consulting and professional services expenses of approximately $1,069,000 were incurred during the six months ended June 30, 2007 related to the transaction. Bad debt expense increased by $118,000 due to an increase in Catalytica’s allowance for uncollectible accounts, related to revenues in excess of billings, or unbilled receivables, recorded in the third quarter of 2006. Although all revenue recognition criteria were satisfied at the time the work was completed, this unbilled receivable had aged to greater than six months as of March 31, 2007. Due to issues related to the condition of the remaining un-worked modules supplied to Catalytica by the customer under this particular contract, Catalytica elected to defer customer billing for the completed modules. During the second quarter of 2007, the customer was invoiced but the receivable was not collected by the end of the quarter. Catalytica will carry a full allowance against this receivable until it is collected, which Catalytica anticipates to occur in the third quarter of 2007. Depreciation expense decreased by $149,000 due to a decreased depreciable asset base as described in the preceding paragraph. Personnel-related expenses decreased by $252,000 due to restructuring and downsizing initiatives completed during fiscal 2006, partially offset by a $148,000 increase in stock compensation expense. Stock compensation expense during the first six months of 2006 was $144,000; stock compensation expense during the first six months of 2006 was low as option grants in the first quarter of 2006 did not occur until the end of the quarter and because there was no stock compensation expense in the first quarter of 2006 related to options granted prior to 2006, as Catalytica accelerated vesting of all unvested options on December 31, 2005. Stock compensation expense during the first quarter of 2007 was $292,000, reflecting expense for two full quarters and expense related to additional option grants issued between March 2006 and June 2007.

While Catalytica expects its full-year 2007 personnel-related SG&A expenses to decrease as compared to 2006 due to reductions in corporate, sales and support staff and related expenses resulting from restructuring initiatives completed in 2006, Catalytica has incurred significant expenses and expect to incur additional expenses for legal, consulting and other professional fees in connection with the negotiation of the contribution and merger agreement for the transaction and with its plans to continue evaluating and pursuing other strategic opportunities. As a result, Catalytica anticipates its full-year 2007 SG&A expenses will be higher than 2006 levels.

Interest and Other Income.  Interest income is generated from money market and short-term investments. Other income consists of other non-operating gains and losses, for which amounts are not material for separate presentation.

Interest and other income decreased by $17,000 during the three months ended June 30, 2007 as compared to the three months ended June 30, 2006. Interest and other income decreased by $30,000 during the six months ended June 30, 2007 as compared to the six months ended June 30, 2006. The components of these period-to-period changes were immaterial, both individually and in total.

Catalytica expects its full-year 2007 interest and other income will decrease as compared to 2006, as it is projecting a decline in cash and investments resulting from cash used to meet operating requirements and expenses incurred in connection with the transaction.

Interest and Other Expense.  Interest expense reflects amounts incurred under long-term debt and capital lease obligations. Interest expense related to long-term debt was incurred during fiscal 2006 in connection with a term loan related to Catalytica’s manufacturing and administrative facility in Gilbert, Arizona, the balance of which was repaid in connection with the sale of the building in the third quarter of 2006. Interest expense incurred in connection with capital lease obligations relates to an equipment lease, for which interest expense incurred is not material. Other expense reflects other non-operating expenses, for which amounts are not material for separate presentation.

Interest and other expense decreased by $43,000 and $89,000 during the three and six months ended June 30, 2007, respectively, as compared to the three and six months ended June 30, 2006, primarily due to the repayment of the building loan during the third quarter of 2006.

Catalytica expects its full-year 2007 interest and other expense will decrease as compared to 2006 due to the repayment of the Gilbert building loan during 2006.

Discontinued Operations.  The results of operations related to research and development activities, resulting primarily from investments in gas turbine and diesel fuel technology development, are reported in discontinued

operations in the Consolidated Statements of Operations for the three and six month periods ended June 30, 2007 and 2006. In connection with the closing of the sales of technology and associated assets to Kawasaki and Eaton in September 2006 and October 2006, respectively, Catalytica ceased investing significant funds in research and development activities. The results of operations related to discontinued operations for the three and six months ended June 30, 2007 are not considered material to the results of operations for those periods.

Income Taxes.  No benefit from income taxes was recorded on the losses incurred during the three and six month periods ended June 30, 2007 and 2006 because the expected benefit, computed by applying statutory tax rates to the net loss, was offset by an increase in the valuation allowance for deferred tax assets due to the uncertainty of future taxable income that would allow Catalytica to realize deferred tax assets generated from its losses. Catalytica does not believe it will incur any material income taxes in the foreseeable future.

Comparison of the years ended December 31, 2006 and 2005

The following summary presents the results of operations from comparable periods for the years ended December 31, 2006 and 2005 (in thousands):

	For the Year Ended December 31,
	2006	2005	Change

Revenues	$7,383	$1,726	$5,657

Costs and expenses:
Cost of revenues	5,197	2,523	2,674
Selling, general and administrative	6,438	6,107	331

Total costs and expenses	11,635	8,630	3,005

Operating loss	(4,252)	(6,904)	2,652
Interest and other income	1,114	3,253	(2,139)
Interest and other expense	(128)	(683)	555

Loss from continuing operations	(3,266)	(4,334)	1,068

Discontinued operations:
Gain from disposal of discontinued operations	5,093	—	5,093
Loss from discontinued operations	(5,646)	(9,132)	3,486

Total loss from discontinued operations	(553)	(9,132)	8,579

Net loss	$(3,819)	$(13,466)	$9,647

Revenues.  SCR Catalyst and Management Services revenues result primarily from catalyst cleaning and regeneration services. Additionally, Catalytica provides SCR catalyst management and consulting services, including catalyst inspection, performance testing and analysis, catalyst specification, and computer simulation to help power plant operators improve their SCR system performance and achieve cost-effective NOx compliance. Beginning in 2006, SCR Catalyst and Management Services revenues include charges to customers related to shipping expenses incurred to ship catalyst between the customer site and the SCR-Tech facility. Prior to 2006, shipping was arranged and paid for directly by customers; thus no shipping revenues were realized by Catalytica prior to 2006.

SCR Catalyst and Management Services revenue is project-based, and as such, the timing of those revenues varies from period-to-period.

SCR Catalyst and Management Services revenues increased by $5,657,000, or 328%, to $7,383,000 in 2006 as compared to $1,726,000 in 2005. This increase was partially attributable to low 2005 revenue volumes, which is described more fully below, and to a $2.3 million larger backlog entering 2006 as compared to 2005. Four new contracts were entered into and completed during 2006, representing $6,015,000 of the full year 2006 revenue. The remainder of the 2006 revenue relates to the completion of contracts commenced in 2005 and completed in 2006, in addition to another contract which commenced in 2006 and will be completed in 2007. Lastly, shipping revenue increased by $774,000; in 2005, no shipping revenue was realized because shipping was arranged by and paid for directly by Catalytica’s customers.

Catalytica believes 2007 SCR Catalyst and Management Services revenues will be slightly below 2006 revenues and expects they will range between $6.0 million and $7.0 million. However, Catalytica’s expectations are subject to significant uncertainty as to the nature of the market in 2007 and the timing of receipt of orders and recognition of revenue. Backlog as of December 31, 2006 was $2.6 million, including $112,000 of deferred revenue, as compared to backlog of $3.1 million as of December 31, 2005, including $185,000 of deferred revenue.

Cost of Revenues.  Cost of revenues are attributable to SCR Catalyst and Management Services and include direct labor, plant management wages, fringe benefits, temporary labor, facility rent, chemicals, depreciation, supplies, third party testing services, shipping expenses, insurance, warranty reserves and amortization of intangible assets, and are expensed as incurred. In addition, cost of revenues includes inventory-related costs of SCR catalyst modules purchased by Catalytica and sold to its customers.

Cost of revenues increased by $2,674,000, or 106%, to $5,197,000 in 2006 as compared to $2,523,000 in 2005. This increase was primarily due to increases in production and plant management wages, temporary labor, chemicals and utilities, third party testing services, rent expense, shipping expenses, warranty expenses, and inventory-related expenses incurred in the sale of SCR catalyst modules. Production and plant management wages and related benefits increased by $217,000 due to increased sales volumes and associated staffing increases. Temporary labor, chemicals and utilities increased by $675,000, and third party testing services increased by $177,000 due to increased sales volumes. Rent expense increased by $136,000 due to an increase in leased space and overall rate increases. Shipping expenses increased by $512,000. During 2006, shipping expenses were borne by Catalytica and billed to its customers; during 2005 shipping was arranged by and paid for directly by Catalytica’s customers. Warranty expenses increased by $201,000. Warranty reserves are based on historical experience and established as a percentage of revenue recorded during the most recent twelve months and are subject to fluctuations depending on volume and timing of recognized revenues. Inventory-related expenses increased by $539,000 due to the sale of regenerated SCR catalyst modules in 2006; no such sales occurred in 2005.

Catalytica believes 2007 cost of revenues will be slightly below 2006 cost of revenues, as cost of revenues generally varies directly with changes in revenues, which Catalytica anticipates will decline slightly in 2007.

Gross Margin.  Gross margin percentages are primarily impacted by sales mix, including the type of service provided and the type of catalyst cleaned or regenerated, sales price and production volume.

During 2006, Catalytica’s gross margin percentage improved to 29.6% from a negative 46.2% in 2005. This gross margin improvement was primarily a result of an increase in production volume and related increase in gross margin dollars, which provided greater coverage of Catalytica’s fixed production costs.

Subject to Catalytica’s sales mix, which Catalytica cannot accurately predict for 2007, Catalytica believes its 2007 gross margin percentage will be consistent with its 2006 gross margin percentage even though the 2007 revenues are projected to be equal to or slightly lower than the 2006 revenues. This belief is based on improvements in Catalytica’s production processes which it implemented throughout 2006 along with the capital investments it plans to make in 2007 to further enhance its production processes, which Catalytica believes will have a favorable impact on cost of revenues.

Selling, General and Administrative Expenses.  SG&A includes compensation, benefits and related costs of SCR Catalyst and Management Services and includes wages and related benefits, rent, utilities, depreciation, consulting and professional services, marketing, legal, travel, supplies, accounting and auditing services, and IT-related costs.

SG&A increased by $331,000, or 5%, to $6,438,000 in 2006 as compared to $6,107,000 in 2005. Facilities and information technology-related expenses were $492,000 higher due to Catalytica’s exit from R&D activities in 2006 and the related reduction in allocation of certain SG&A expenses to R&D. Wages, sales commissions, and related benefits increased by $274,000 resulting from staff additions at SCR-Tech driven by sales volume growth. Retention payments made in 2006 to maintain continuity of remaining corporate staff increased by $121,000. Stock compensation expense increased by $331,000 due to the implementation of SFAS 123R. In addition, fiscal 2005

SG&A included a favorable $192,000 bad debt expense adjustment resulting from collection of a note which had been fully reserved for in prior years; no reserve adjustments occurred in 2006. Due to Catalytica’s corporate reorganization and related downsizing, which occurred in 2005 and 2006, corporate wages and related benefits decreased by $291,000. Severance expenses were $209,000 lower in 2006 due to a reduction in employee terminations and related payments. Utilities and depreciation were $288,000 lower due to corporate restructuring initiatives resulting in lower utilities incurred as a result of lower staff levels and occupied facilities and reduced depreciation resulting from a decreased fixed asset base. Consulting expenses decreased by $287,000 due to decreased need for external consulting support in 2006.

Catalytica expects SG&A for 2007 to decrease as compared to 2006 due to reductions in corporate, sales and support staff and related expenses resulting from the restructuring initiatives completed in 2006. However, Catalytica may expect to incur significant expenses for consulting and professional fees in connection with its plans to evaluate and pursue strategic opportunities.

Interest and Other Income.  Interest income is generated from money market and short-term investments. Other income consists of other non-operating gains and losses.

Interest and other income decreased by $2,139,000 in 2006 as compared to 2005, primarily due to a $2,105,000 gain recognized in 2005 related to the settlement of the remaining SCR-Tech acquisition liability for less than its recorded amount.

Catalytica expects interest and other income will decrease in 2007 as compared to 2006, as Catalytica is projecting a decline in cash and investments in order to meet operating requirements and capital investments at SCR-Tech which are necessary to increase production capacity.

Interest and Other Expense.  Interest expense reflects amounts incurred under long-term debt and capital lease obligations. The primary components of long-term debt were a term loan related to Catalytica’s manufacturing and administrative facility in Gilbert, Arizona, the balance of which was repaid in connection with the sale of the building in the third quarter of 2006, and debt related to the SCR-Tech acquisition liability, which was settled during 2005. Other expense reflects other non-operating expenses, primarily loss on sale of assets, for which amounts are not material for separate presentation.

Interest and other expense for 2006 decreased by $555,000 compared to 2005 due to the repayment of the building loan during the third quarter of 2006 and the repayment of the SCR-Tech acquisition debt during the fourth quarter of 2005.

Catalytica expects interest and other expense will decrease during 2007 compared to 2006 due to the repayment of the Gilbert building loan during 2006.

Income Taxes.  No benefit from income taxes was recorded in 2006 or 2005 due to the uncertainty of future taxable income that would allow Catalytica to realize deferred tax assets generated from its losses. Catalytica does not believe it will incur any material income taxes in the foreseeable future.

Liquidity and Capital Resources

Prior to Catalytica’s spin-off in December 2000, Catalytica, Inc. made a $50.0 million cash investment in Catalytica. Additionally, in August 2001, Catalytica received net proceeds of $47.7 million from a public offering of its common stock. Through June 30, 2007, Catalytica used the proceeds from the capital contribution and its public offering primarily to fund its ongoing research and development efforts associated with its diesel emissions reductions solutions and the commercialization of its Xonon Cool Combustion technology for gas turbine applications, the purchase of its commercial manufacturing and administrative facility in Gilbert, Arizona and other capital expenditures, the purchase of SCR-Tech, funding Catalytica’s continuing losses, and for general corporate purposes. During the third quarter of 2006, Catalytica sold its Xonon Cool Combustion technology for gas turbine applications and sold its Gilbert, Arizona facility as part of its initiatives to divest of non-revenue generating businesses, assets and technologies, and to maintain financial viability by reducing costs. Consistent with this strategy, in October 2006, Catalytica sold its diesel fuel processing technology and assets to Eaton, and Eaton agreed to assume certain liabilities in connection therewith, including the lease of Catalytica’s research and development facilities in Mountain View, California and building restoration obligations associated with the lease.

Six Months Ended June 30, 2007

Catalytica’s total cash, cash equivalents and short-term investments was $16.0 million at June 30, 2007, compared to $18.6 million at December 31, 2006. Other balance sheet accounts included in working capital, i.e. accounts receivable, inventory, trade payables and accrued liabilities, are not considered significant in evaluating Catalytica’s liquidity and capital resources at June 30, 2007.

Catalytica’s use of cash, cash equivalents and short-term investments, or Cash Consumption, was approximately $1.6 million and $2.6 million for the three and six months ended June 30, 2007, respectively, which compares to Cash Consumption of approximately $0.9 million and $3.6 million for the three and six months ended June 30, 2006, respectively. Historically, Catalytica’s near-term capital requirements depended on numerous factors, including but not limited to, its product development and commercialization activities, market acceptance of its products, and its rate of sales growth. However, as a result of the sale of its Gas Turbine Assets and Diesel Technologies, effective October 26, 2006 Catalytica no longer conducts business within its Catalyst-Based Technology Solutions segment and no longer invest significant funds in research and development activities. The improvement in Cash Consumption for the six months ended June 30, 2007 as compared to the six months ended June 30, 2006 primarily relates to discontinuance of investment in research and development activities, partially offset by expenditures related to the transaction.

The following table provides a reconciliation of cash flow per Catalytica’s consolidated financial statements to Cash Consumption for the six months ended June 30, 2007 and 2006 (in thousands):

	Six Months Ended
	June 30,
	2007	2006

Increase (Decrease) in Cash Flows	$3,389	$(156)
Decrease in Investments	(6,013)	(3,445)

Cash Consumption	$(2,624)	$(3,601)

Capital expenditures were $0.1 million and $0.2 million for the six month periods ended June 30, 2007 and 2006, respectively. Future capital expenditures are anticipated to be required primarily for the expansion of production capacity at SCR-Tech, and to a lesser extent, to maintain SCR-Tech’s facilities. Catalytica had anticipated spending between $1.0 million and $1.5 million during the next 9-12 months to invest in equipment and facilities to maintain and increase capacity to meet its anticipated needs for SCR-Tech in 2008. Although Catalytica remains committed to expand such facilities, it does not intend to invest the majority of the $1.0 million to $1.5 million until it determines that its revenue backlog justifies such expansion. In addition, Catalytica believes it will need to incur approximately $4.0 million to $5.0 million of additional capital expenditures commencing toward the end of 2008 to construct a second regeneration facility to meet anticipated demand for regeneration services commencing in 2009. This facility may be constructed at or near its current facility or at a different geographic location, depending on market conditions and other factors. The timing and amount of any capital expenditures will depend on a number of factors, including demand for Catalytica’s products and services, changes in industry and market conditions, product mix and competitive factors.

The expenses Catalytica incurred in connection with the negotiation, and are incurring in connection with the completion of the transaction are negatively affecting Catalytica’s liquidity and capital resources. In connection with the negotiation and execution of the contribution and merger agreement, Catalytica incurred approximately $2.1 million in legal, consulting and other professional expenses during the six months ended June 30, 2007. Further, Catalytica anticipates incurring significant additional costs and expenses until the transaction is completed. These include the costs of preparing and filing any required registration and proxy statement/prospectus amendments with the SEC for stockholder consideration, the costs of printing and distributing the proxy statement/prospectus materials to stockholders, significant legal and accounting expenses, the cost of a stockholder meeting to vote on the transaction, and the costs of filing and listing fees with NASDAQ for the listing of the common stock of

Renegy to be issued in the transaction. In addition, if Catalytica closes the transaction, under the contribution and merger agreement, the combined company will be required to reimburse Worsley for the costs and expenses he has incurred in connection with the transaction, including legal, accounting and consulting fees. Additionally, if the transaction closes, the combined company also will incur a retention obligation to pay Robert Zack, President, CEO and CFO of Catalytica, approximately $675,000 as a change of control retention payment, payable one third upon closing, with the remaining two thirds payable over the subsequent 12 months (assuming Mr. Zack remains employed with Renegy through each such payment, other than a termination without cause, in accordance with the terms of Mr. Zack’s employment agreement with Catalytica), and Catalytica also will be obligated to pay retention payments to certain employees totaling approximately $172,000.

Further, in accordance with the terms of the contribution and merger agreement, Catalytica has incurred and continue to incur costs and expenses associated with soliciting proposals for the acquisition of Catalytica to determine whether there may be an alternative transaction of superior value for its stockholders. If such a superior transaction results in the termination of the contribution and merger agreement, Catalytica will be required to pay a termination fee to Worsley of $1.3 million, plus reimbursement of Worsley’s actual out of pocket expenses incurred in connection with the transaction, up to $500,000. If Catalytica were to complete such an alternative transaction, it also will incur additional legal, accounting and investment banking costs.

Although Catalytica cannot definitively anticipate the amount of additional expenses it may incur in seeking to complete the transaction, Catalytica believes such expenses will range between $1.0 million and $2.0 million, exclusive of any termination fee or the payment of any retention payments. If the transaction closes, the capital requirements of the combined company will be significantly different and Renegy may need significant additional debt or equity financing to pursue its expanded vision. The nature and amount of such capital requirements cannot be determined at this time.

Catalytica believes its available cash, cash equivalents and short-term investments in the amount of $16.0 million as of June 30, 2007 will provide sufficient capital to fund operations as currently conducted until at least December 31, 2008. However, if Catalytica incurs the expected capital expenditures to expand the capacity of SCR-Tech, but the market does not develop as it expects or increased competition results in loss of significant business, Catalytica may not generate additional revenue from such expenses. This also could adversely impact Catalytica’s financial position or require it to seek additional funds before the end of 2008. Catalytica anticipates incurring additional significant expenses as it seeks to complete the transaction, which will adversely affect its liquidity. If such expenses are significantly in excess of current estimates, Catalytica also may be required to seek additional funds before the end of 2008. Moreover, unanticipated expenses, such as intellectual property or other litigation costs or unexpected increases in costs for equipment, chemicals or labor for SCR-Tech, could result in the need for additional capital prior to December 31, 2008. Beyond December 31, 2008, Catalytica’s cash requirements will depend on many factors, including but not limited to, whether or not the transaction is consummated and the status of the business of Renegy, the market acceptance of product and service offerings, the ability of SCR-Tech to generate significant cash flow, the rate of expansion of sales and marketing activities, the rate of expansion of production capacity, its ability to manage SG&A expenditures and the timing and extent of SCR-Tech related research and development projects.

Catalytica believes that its 2007 revenues will be between $5.0 and $6.0 million, which is below its 2006 revenues. Catalytica believes its total Cash Consumption for 2007 will range between $3.0 and $4.0 million, excluding any expenses associated with the transaction, and subject to achievement of its revenue projections.

Year Ended December 31, 2006.

Catalytica’s total cash, cash equivalents and short-term investments was approximately $18.6 million at December 31, 2006 compared to approximately $21.3 million at December 31, 2005. Other items included in working capital, i.e. accounts receivable, inventory, trade payables and accrued liabilities, are not significant in evaluating Catalytica’s liquidity and capital resources at December 31, 2006.

Significant sources of cash generated during fiscal 2006 included the sale of Catalytica’s gas turbine assets for gross proceeds of $2.1 million, the sale of its Gilbert, Arizona facility and certain assets for approximately $4.8 million and gross proceeds from the sale of its diesel technologies of approximately $2.4 million. Significant uses of cash during this twelve-month period included Catalytica’s cash used for operating activities of approximately $7.0 million, the payment of approximately $2.9 million of debt associated with the Gilbert, Arizona facility, and approximately $2.1 million of termination benefits associated with Catalytica’s gas turbine assets and diesel technologies sales.

Catalytica’s use of cash, cash equivalents and short-term investments, or cash consumption, was approximately $2.7 million for the fiscal year ended December 31, 2006, which compares to cash consumption of approximately $14.3 million for the fiscal year ended December 31, 2005.

The following table provides a reconciliation of cash flow per Catalytica’s consolidated financial statements to cash consumption for the fiscal years ended December 31, 2006 and December 31, 2005 (in thousands):

	Year Ended December 31,
	2006	2005

Decrease in Cash and Cash Equivalents (Cash Flow)	$(832)	$(25,411)
(Decrease) Increase in Investments	(1,873)	11,151

Cash Consumption	$(2,705)	$(14,260)

Historically, Catalytica’s near-term capital requirements depended on numerous factors, including but not limited to its product development and commercialization activities, market acceptance of its products, and its rate of sales growth. However, as a result of the sale of its gas turbine assets and the sale of the diesel technologies, effective October 26, 2006 Catalytica no longer has a Catalyst-Based Technology Solutions segment and no longer invests significant funds in research and development activities.

Capital expenditures in the twelve months ended December 31, 2006 were $0.2 million compared to $0.1 million for the twelve months ended December 31, 2005. Future capital expenditures are anticipated to be required primarily for the expansion of production capacity at SCR-Tech, and to a lesser extent, to maintain SCR-Tech’s facilities. Catalytica currently anticipates spending up to $1.5 million during the next 12-15 months to invest in equipment and facilities to maintain and increase capacity to meet its anticipated needs for SCR-Tech in 2008. In addition, Catalytica believes it will need to incur approximately $5.0 million of additional capital expenditures commencing in 2008 to construct a second regeneration facility to meet anticipated demand for regeneration services commencing in 2009. This facility may be constructed at or near Catalytica’s current facility or at a different geographic location, depending on market conditions and other factors. The timing and amount of any capital expenditures will depend on a number of factors, including demand for Catalytica’s products and services, changes in industry and market conditions, product mix and competitive factors.

Catalytica believes that its 2007 revenues will be between $6.0 and $7.0 million, which is below its 2006 revenue. Catalytica believes its total cash consumption for 2007 will range between $3.0 and $4.0 million, subject to Catalytica achieving its revenue projections.

Catalytica believes its available cash, cash equivalents and short-term investments in the amount of $18.6 million as of December 31, 2006 will provide sufficient capital to fund operations as currently conducted until at least December 31, 2008. However, if Catalytica incurs the expected capital expenditures to expand the capacity of SCR-Tech, but the market does not develop as it expects or increased competition results in loss of significant business, Catalytica may not generate additional revenue from such expenses. This could adversely impact Catalytica’s financial position or require it to seek additional funds before the end of 2008. Catalytica anticipates incurring expenses relating to the contribution and merger agreement, including legal, accounting, consulting and investment banking fees and expenses. Moreover, unanticipated expenses, such as intellectual property or other litigation costs or unexpected increases in costs for equipment, chemicals or labor for SCR-Tech, and acquisition costs and expenses relating to consummation of the proposed transaction could result in the need for additional capital prior to December 31, 2008. Beyond December 31, 2008, Catalytica’s cash requirements will depend on many factors, including but not limited to the market acceptance of its product and service offerings, the ability of SCR-Tech to generate significant cash flow, the rate of expansion of Catalytica’s sales and marketing activities, the rate of expansion of its production capacity, Catalytica’s ability to manage SG&A expenditures and the timing and extent of SCR-Tech related research and development projects.

In addition, in 2006 Catalytica continued to actively pursue business opportunities, including but not limited to mergers, acquisitions and other strategic arrangements. Consistent with this strategy, Catalytica entered into the contribution and merger agreement with Worsley and the Snowflake entities, which will require the use of additional funds, reducing Catalytica’s available capital prior to December 31, 2008.

Other Capital Commitments

In March 2002, Catalytica received a term loan of $3,010,000 from the Arizona State Compensation Fund. Proceeds of this loan were applied to the purchase of a 43,000 square foot manufacturing and administrative facility in Gilbert, Arizona. In August 2004, the remaining $2,940,254 principal balance on this loan was refinanced with a five-year term loan which bore interest at a fixed annual rate of 6.5% and had a maturity of April 2009. Under the terms of the refinanced loan, payments of principal and interest totaling $19,105 were due monthly with a final principal payment of $2,737,228 due at maturity. This loan was secured by a deed of trust in the acquired real property.

On July 19, 2006, Catalytica sold the Gilbert, Arizona facility and repaid the remaining balance of the loan along with prepayment penalties totaling approximately $90,000.

Dividend Policy

Catalytica has never paid cash dividends on its common stock or any other securities. Catalytica anticipates that it will retain any future earnings for use in the expansion and operation of its business and does not anticipate paying cash dividends in the foreseeable future.

Off-Balance Sheet Arrangements

Catalytica has no off-balance sheet arrangements that are required to be disclosed pursuant to Item 303(c) of Regulation S-B.

In addition, Catalytica has no special purpose entities or off balance sheet financing arrangements, commitments, or guarantees other than certain long-term operating lease agreements for Catalytica’s office, production and warehouse facilities which approximates $400,000 per year.

Contractual Obligations

Catalytica had various contractual obligations outstanding as of December 31, 2006. The following table sets forth payments due for each of the next 5 years and thereafter (in thousands):

	Total	2007	2008	2009	2010	2011	Thereafter

Long-Term Debt Obligations	$—	$—	$—	$—	$—	$—	$—
Capital Lease Obligations	19	3	4	4	4	4	—
Operating Lease Obligations
Building	2,303	395	361	372	380	391	404
Equipment	76	16	16	16	15	9	4
Purchase Obligations	—	—	—	—	—	—	—
Other Long-Term Liabilities
Other	—	—	—	—	—	—	—

Total Contractual Obligations	$2,398	$414	$381	$392	$399	$404	$408

Other Commitments

In connection with the sale of its gas turbine technology and associated assets to Kawasaki in September 2006, Catalytica agreed to indemnify Kawasaki for any breaches of various representations and warranties made by Catalytica to Kawasaki in connection with the sale. These indemnities are generally limited to the purchase price of $2.1 million. In addition, Catalytica has agreed to maintain an amount of not less than $2.0 million in immediately available funds until September 30, 2007 and $1.9 million in immediately available funds from October 1, 2007 until September 30, 2008 to satisfy any indemnification claims from Kawasaki.

In connection with the sale of its diesel fuel processing technology and associated assets to Eaton in October 2006, Catalytica agreed to indemnify Eaton for any breaches of various representations and warranties made by Catalytica to Eaton in connection with the sale. These indemnities are generally limited to the purchase price of $2.4 million.

Catalytica incurred additional contingent liabilities as a result of its spin-off from Catalytica, Inc. For example, when the business of Catalytica Advanced Technologies, Inc. (CAT) was combined with Catalytica’s, Catalytica became responsible for the liabilities of CAT. Additionally, Catalytica has obligations under the separation agreements it entered into with Catalytica, Inc., Synotex and DSM Catalytica Pharmaceuticals, Inc. (DSM), the successor corporation to Catalytica, Inc. For example, Catalytica agreed to indemnify DSM for liabilities arising out of Catalytica’s business, the business of CAT and other liabilities of DSM not associated with the pharmaceuticals business it purchased from Catalytica, Inc., which could include, for example, potential environmental liabilities. Catalytica is also responsible for specified potential liabilities arising out of the distribution of its common stock by Catalytica, Inc. To date, no claims have been made against Catalytica pursuant to these indemnification provisions and, at December 31, 2006, Catalytica believes the likelihood of any material claim being made against it is remote.

Catalytica has not recorded any liabilities related to the above contingencies, as it believes the likelihood of claim for each to be remote.

INFORMATION ABOUT THE SNOWFLAKE ENTITIES

Business of the Snowflake Entities

Business Overview

The Snowflake entities are engaged in creating and operating renewable energy power projects and harvesting woody waste biomass fuel. The mission of the Snowflake entities is to employ existing technology to generate clean, renewable and economical power, with the vision of becoming a leading renewable energy independent power producer in North America. The assets of the Snowflake entities include the Snowflake plant, a 24 megawatt biomass electrical generation plant under construction near Snowflake, Arizona, along with the forest thinning and trucking businesses of Renegy LLC and Renegy Trucking. Renegy LLC and Renegy Trucking were created to harvest, collect and transport woody waste biomass fuel to the Snowflake biomass power plant. In addition to building and operating the Snowflake plant, the Snowflake entities intend to add to their portfolio multiple renewable energy projects over a five-year period through acquisitions, construction, installation and operation. The Snowflake entities plan to focus future projects primarily on biomass, solar and wind power.

The Snowflake Biomass Power Plant

The Snowflake plant is currently under construction near Snowflake, Arizona and is expected to begin producing electrical power in the first half of 2008. The plant has two long-term power purchase agreements in place with Arizona Public Services (APS) and Salt River Project (SRP), Arizona’s two largest electric utility companies. The power purchase agreements provide that all of the power generated over a 20-year term in the case of SRP, and a 15-year term in the case of APS, is pre-sold, thereby providing for a predictable future revenue stream in excess of $16 million annually, subject to fuel availability and various other assumptions. The APS and SRP power purchase agreements are described in more detail in the section of this proxy statement/prospectus entitled “Information about the Snowflake Entities — Snowflake Entities’ Management’s Discussion and Analysis or Plan of Operation.”

The Snowflake biomass power plant will burn certain woody waste biomass material and recycled paper sludge to generate electricity. Biomass in general is organic material derived from plants or animals, and includes materials such as agricultural and forestry residues, municipal solid wastes, industrial wastes, and terrestrial and aquatic crops grown solely for energy purposes. Wood-fired energy plants, such as the Snowflake biomass power plant, use leftover, woody waste, commonly referred to as slash, generated from forest thinning and forestry operations and sawdust and other waste material from saw and pulp mills as biomass fuel. The fuel is burned in a boiler to produce high-pressure steam. This steam is introduced into a steam turbine, where it flows over a series of aerodynamic turbine blades, causing the turbine to rotate at a high velocity. The turbine is connected to an electric generator, so as the steam flow causes the turbine to rotate, the electric generator turns and electricity is produced.

The Snowflake biomass power plant is located in close proximity to transmission lines at the site of a paper mill owned by Abitibi Consolidated, a global leader in newsprint and commercial printing papers. As part of a 25-year lease and operating agreement in place with Abitibi (which includes a 25-year renewal option), recycled paper fibers (paper sludge) from this mill will provide approximately 50% by weight and 25% by BTUs of the fuel to be used by the plant. This material is currently placed in a landfill located at the site. The remaining approximately 50% by weight and 75% by BTUs of the fuel will come from the surrounding national forests in the form of woody waste material harvested from fire damaged federal lands and forest thinning projects. Pursuant to the requirements of the Snowflake entities’ credit facilities, prior to the start-up and commissioning of the plant, the Snowflake entities are required to have a 2 1/2 years availability of fuel in the form of logs, wood chips and grindings either on the plant site or available from counterparties under contract, provided that at least a one year stockpile of such 2 1/2 year availability of fuel is on site and at all times thereafter. Approximately 300,000 tons of fuel had been accumulated prior to two recent fires in the wood chip and log storage piles at the Snowflake plant. The first fire, in April 2007, destroyed approximately 20,000 tons of wood chips. The most recent fire, in June 2007, resulted in a loss of approximately 12-15 months’ worth of fuel. Approximately 18 months’ worth of wood fuel remains in storage after the fire.

Construction and implementation of the Snowflake plant and related assets is being financed through equity contributed by the Worsley Trust, which is the beneficial owner of the Snowflake entities, and up to approximately $53 million in secured, non-recourse debt, including $39 million in tax free industrial development bonds and term loans of up to approximately $14 million. Under the financing arrangements with the Snowflake entities’ lenders, the bonds and term loans are required to be paid off over an 18 year period commencing April 2008. The industrial development bonds and other debt facilities of the Snowflake entities are described in more detail in the section entitled “Information about the Snowflake Entities — Snowflake Entities’ Management’s Discussion and Analysis or Plan of Operation.”

Renegy LLC and Renegy Trucking

Renegy LLC bids on and contracts with the U.S. Forest Service for timber sale, salvage salve and service contracts to remove material from the National Forests. Additionally, the company works with other forestry businesses and agencies to harvest biomass fuel primarily for the Snowflake biomass power plant. Renegy LLC also sells wood-related products to outside companies and provides certain forest thinning services for hire. Renegy Trucking maintains a fleet of semi-trucks and trailers used to transport biomass material to the plant and storage area and, on occasion, to transport wood-related products being sold to outside companies.

Renegy LLC has in place approximately 15 contracts with the U.S. Forest Service, either directly or as a subcontractor, for the collection, harvesting, chipping/grinding and hauling of woody waste material. In June 2002, the largest forest fire in the history of the southwest, the Rodeo-Chediski Fire, burned over 475,000 acres within 20 miles of the Snowflake plant. Renegy LLC is harvesting the fire damaged trees under some of the individual contracts with the U.S. Forest Service. Renegy LLC has harvested over 20,000 acres of the fire-damaged area under contract with an estimated volume of approximately 300,000 tons of biomass, which correlates to approximately 2 1/2 years’ worth of fuel, and over $1 million of retail value of saw logs. However, as described elsewhere in this proxy statement/prospectus, a substantial portion of that accumulated biomass and almost all of the saw logs with retail value were lost during two recent fires. Approximately 18 months’ worth of wood fuel remains in storage after the fires.

Additionally, Renegy LLC has contracts to manage and collect material from several community green waste sites, and collects biomass from the waste generated by Renegy LLC’s and other area sawmills. Renegy LLC was running sawmills with up to a 20 million board foot annual capacity near Snowflake, Arizona, with over 50% of the sawlogs’ volume becoming fuel for the Snowflake plant. However, due to recent lumber price declines, Renegy LLC has suspended all sawmilling operations and is waiting for lumber prices to improve. Renegy LLC has in place existing contracts to grind, chip and remove all woody vegetation and biomass accumulating at several public green waste disposal sites in Payson and Heber/Overgaard, Arizona, and several third party sawmill sites. Renegy LLC recently signed a five year agreement to process wood materials into horse shavings (wood shavings used in horse stables) for distribution throughout the southwest with Long Beach Shavings Co., Inc., a large horse shavings dealer in Southern California. Renegy LLC has committed to produce at least 35,000 bags, each holding twelve cubic feet of shavings, per month for Long Beach beginning October 1, 2007, and continuing for five years. The shaving equipment is on order and will be installed prior to October 1, 2007. Shaving logs is more profitable than manufacturing lumber in today’s market. Renegy LLC has also has installed equipment to peel bark and manufacture log poles for home construction, fences and utilities. Additionally, Renegy LLC has contracts to provide mulch material to Scott’s Company for home and garden use. Renegy LLC has the necessary equipment to filter out the mulch material from biomass piles in order to sell the more valuable mulch material and save the remaining chips for boiler fuel.

Regulatory Drivers

Our renewable energy business will be subject to extensive energy regulation by federal, state and local authorities. We cannot predict whether federal, state or local governments will modify or adopt new legislation or regulation relating to the energy industry. The economics, including the costs, of operating the Snowflake plant or our future facilities may be adversely affected by any changes in these regulations or in their interpretation or implementation or any future inability to comply with existing or future regulations or requirements.

Below is a summary of current and potential future regulations driving the Snowflake entities’ renewable energy business:

Carbon Dioxide Regulation

State, federal and international governments have increasingly indicated a desire to limit or impose taxes or other costs on carbon emissions. The State of Arizona is participating with California and other western states in the Western Regional Climate Action Initiative, which initiative is pursuing future mandated reductions in carbon dioxide emissions. In addition, a number of bills have been introduced and many hearings held in the United States Congress with respect to the adoption of mandatory federal carbon dioxide controls. And a recent decision of the United States Supreme Court has found that carbon dioxide is a pollutant covered by the Federal Clean Air Act and directed the United States Environmental Protection Agency to commence action in accordance with this determination. Future regulation regarding carbon emissions could impact the Snowflake entities’ business such that the Snowflake entities may be required to expend resources to capture the carbon dioxide they produce, pay a tax on carbon emissions, purchase carbon emissions credits or take similar actions. Any of the foregoing could adversely affect the profitability of the Snowflake biomass power plant. However, biomass power generation is considered a renewable and green source of electricity under federal and state laws. The Snowflake entities believe that any carbon emissions will be exempt from future taxes or other requirements to purchase carbon credits that may be levied on coal and natural gas fired power plants. Although efforts to monitor and lobby for this protection may not be successful, such protection would likely cause future carbon emission regulation to have a positive effect on the growth and development of our business and the opportunities in the energy production market.

Production Tax Credit

Biomass power plants, wind and solar power plants and other renewable energy projects typically provide power at a higher cost than conventional resources such as coal- or gas-fired combustion turbine generators and hydroelectric plants. The financial success of renewable energy projects depends on federal and state incentives, subsidies and policies including the Production Tax Credit, which provides a 1.0 or 2.0-cent per kilowatt-hour tax credit depending on the renewable resource used in the project, for the first ten years of a renewable energy facility’s operation, accelerated depreciation, property tax abatement and state renewable portfolio standards which require public utilities to purchase a certain percentage of renewable energy. These laws and regulations could be modified or repealed or could expire pursuant to existing sunset provisions. In that event, our renewable energy business may no longer be viable. Our business model assumes that some combination of such incentives, subsidies and policies will remain in effect, but no assurance can be given that this assumption is correct. However, current new construction costs of power plants in general, and the costs of coal, natural gas, uranium and other feedstocks of these conventional plants are rising substantially and we believe that costs related to developing new capacity in the non-renewable power industry may approximate the current cost of building and operating wind and biomass power plants today. Nonetheless, solar plants still appear to need the aforementioned federal and state incentives for the foreseeable future to be economically viable.

Federal Power Act

The Federal Power Act (FPA) regulates energy generating companies and their subsidiaries and places constraints on the conduct of their business. The FPA regulates wholesale sales of electricity and the transmission of electricity in interstate commerce by public utilities. Pursuant to FPA Section 205 and Federal Energy Regulatory Commission (FERC) implementing regulations, the Snowflake plant must obtain authorization from FERC before selling power at wholesale rates. Although we expect such authorization will be granted, we can offer no assurances of that outcome. If the Snowflake plant did not obtain such authorization, it would be unable to sell power under its power purchase agreements.

The Snowflake plant currently leases interconnection facilities through which the plant will eventually transmit energy to the purchasers of its output. The Snowflake plant and the interconnection facility lessor are joint parties to an existing FERC-approved interconnection agreement, which allows the Snowflake plant to connect to the interstate transmission network and transmit its output. Both the interconnection agreement and the Snowflake plant’s access to the interconnection facilities are subject to the terms of the lease agreement. If the lease is terminated, the Snowflake plant will need to make alternate arrangements to interconnect and transmit power. During any such period, energy sales may be curtailed.

Arizona Corporation Commission

The Snowflake plant currently is exempt from regulation by the Arizona Corporation Commission because of the size of the plant and because the power is being sold to utilities for resale and not to the public. However, future regulation by the Arizona Corporation Commission could subject the plant to state rate or similar regulations which could have an adverse affect on the plant or the power purchase agreements.

Energy Policy Act of 2005 and Public Utility Holding Company Act of 2005

The Energy Policy Act of 2005 enacted comprehensive changes to the domestic energy industry which may affect our business. One such change was the repeal of the Public Utility Holding Company Act of 1935 and the passage of the Public Utility Holding Company Act of 2005 (PUHCA 2005). The Snowflake plant has obtained exempt wholesale generator (EWG) status under PUHCA 2005, which exempts the plant from certain accounting and record retention requirements required under PUHCA 2005. No assurance can be given, however, as to potential future changes in regulatory requirements that may impact the Snowflake plant’s ability to continue to qualify for this exemption. If the Snowflake plant is unable to maintain its status as an EWG, it may be unable to sell power under its power purchase agreements.

The Energy Policy Act of 2005 removed certain regulatory constraints that previously limited the ability of utilities and utility holding companies to invest in certain activities and businesses, which may have the effect over time of increasing competition in energy markets in which the Snowflake entities plan to participate. In addition, the Energy Policy Act includes provisions that may remove some of the benefits provided to non-utility electricity generators, such as the Snowflake plant, after its existing power purchase agreements expire. As a result, the Snowflake entities may face increased competition after such expirations occur. In addition, the removal of such provisions may make it more difficult for us to acquire or develop future renewable energy facilities.

If the Snowflake plant loses existing exemptions under PUHCA 2005, market-based tariff approval under the FPA after it is granted, or the ability to interconnect and transmit power, the economics and operations of the plant could be adversely affected. Depending on the nature and size of future renewable energy facilities we acquire or develop, such facilities may be subject to regulation by FERC under the FPA or to state utility regulation. State regulation varies greatly and may impose pricing, siting and other restrictions which could have an adverse impact on future projects. In addition, any loss by the Snowflake plant of authorization to sell power at wholesale could allow a power purchaser to cease taking and paying for electricity under existing contracts. Such results could cause the loss of some or all contract revenues or otherwise impair the value of a project and could trigger defaults under provisions of the applicable project contracts and financing agreements. Defaults under such financing agreements could render the underlying debt immediately due and payable. Under such circumstances, no assurance can be given that revenues received, the costs incurred, or both, in connection with the project could be recovered through sales to other purchasers.

Employees

As of June 30, 2007 the Snowflake entities employed approximately 52 employees. None of the employees are covered by a collective bargaining agreement. The Snowflake entities believe their respective relations with employees are good.

Once the Snowflake biomass power plant becomes operational, the plant will be managed by Abitibi Consolidated in exchange for a management fee payable by the Snowflake entities.

History

Snowflake, Renegy LLC and Renegy Trucking were organized as Arizona limited liability companies in 2003, 2004 and 2005, respectively, for the purpose of engaging in renewable energy projects and harvesting biomass material. NZ Legacy, LLC is the indirect parent company of each of the Snowflake entities. NZ Legacy is beneficially owned by the Worsley Trust, which is controlled by Robert Worsley and his spouse, Christi M. Worsley. Robert Worsley or his affiliates own over 80,000 acres of Arizona and New Mexico land and more than one million acres of mineral rights spread across Arizona, New Mexico and Colorado. Robert Worsley and his affiliates purchased the rural land assets of New Mexico and Arizona Land Company, Inc. in March 2002 and subsequently formed NZ Legacy and its 15 operating subsidiaries, including each of the Snowflake entities.

Available Information

NZ Legacy, LLC maintains a web site with the address www.nzlegacy.com which includes additional information about the Snowflake entities and the Snowflake biomass power plant. NZ Legacy is not including the information contained on the web site as part of, or incorporating it by reference into, this proxy statement/prospectus.

Market Price of and Dividends on the Common Equity of the Snowflake Entities and Related Matters

All of the membership interests in the Snowflake entities are privately held. As a result, there is no established trading market for the membership interests in the Snowflake entities, and no market for such membership interests is expected to develop. No registered broker/dealer makes a market in the membership interests of the Snowflake entities, and such membership interests are not listed or quoted on any stock exchange or automated quotation system. Following the consummation of the transactions described in this proxy statement/prospectus, all of the membership interests in the Snowflake entities will be held by Renegy.

Stone Axe Power Ranch, LLC is the sole holder of membership interests in Snowflake, and New Mexico and Arizona Land Company, LLC is the sole holder of membership interests in each of Stone Axe Power Ranch, LLC, Renegy LLC and Renegy Trucking. NZ Legacy, LLC is the sole holder of membership interests in New Mexico and Arizona Land Company, LLC. The Worsley Trust is the sole holder of membership interests in NZ legacy, LLC. There are no outstanding options or warrants to purchase, or securities convertible into, membership interests in any of the Snowflake entities. Additionally, there are no compensation plans under which membership interests of the Snowflake entities are authorized for issuance.

The Snowflake entities have not declared or paid any distributions on their membership interests. The Snowflake entities do not expect to make distributions on their membership interests until the companies are generating positive net income, which is not expected until the Snowflake biomass power plant becomes operational. The Snowflake entities expect the Snowflake biomass power plant to become operational in the first half of 2008. Any distributions will be subject to loan covenants or restrictions that may be required by the lenders of the Snowflake entities or its affiliates. There can also be no assurance that the Snowflake entities will ever be able to pay any distributions, whether or not the transactions described in this proxy statement/prospectus are consummated.

Snowflake Entities’ Management’s Discussion and Analysis or Plan of Operation

The following discussion should be read in conjunction with the combined financial statements of Snowflake, Renegy LLC and Renegy Trucking and accompanying notes beginning on page F-44 of this proxy statement/prospectus.

Overview

Snowflake, Renegy LLC and Renegy Trucking were organized as Arizona limited liability companies in 2003, 2004 and 2005, respectively, for the purpose of engaging in renewable energy projects and harvesting biomass material primarily to provide fuel for Snowflake’s biomass power plant. Snowflake is a development stage company that is in the construction phase of building and operating a 24 megawatt biomass generating power plant located near Snowflake, Arizona. Management of the Snowflake entities expects to complete the development stage in the first half of 2008 upon completion of the power plant’s construction and commencement of electric power generation and sales. Renegy LLC and Renegy Trucking were created to harvest, collect and transport woody waste biomass fuel to the Snowflake plant.

The mission of the Snowflake entities is to utilize existing technology to supply renewable and economical power, with the vision of becoming a leading renewable energy independent power producer in North America. In addition to building and operating the Snowflake biomass plant, the Snowflake entities intend to add to their portfolio multiple renewable energy projects over a five-year period through acquisitions, construction, installation and operation. The Snowflake entities plan to focus future projects primarily on biomass, solar and wind power.

Each of the Snowflake entities are indirect, wholly owned subsidiaries of NZ Legacy, LLC, an Arizona limited liability company that is beneficially owned and controlled by the Worsley Trust, which is controlled by Robert M. Worsley and his spouse, Christi M. Worsley. Stone Axe Power Ranch, LLC is the sole holder of membership interests in Snowflake and New Mexico and Arizona Land Company, LLC is the sole holder of membership interests in each of Stone Axe Power Ranch, LLC, Renegy LLC and Renegy Trucking. NZ Legacy, LLC is the sole holder of membership interests in New Mexico and Arizona Land Company, LLC. Robert Worsley is the Manager and President of each of the Snowflake entities, as well as NZ Legacy, LLC, Stone Axe Power Ranch, LLC and New Mexico and Arizona Land Company. The current place of business of the Snowflake entities is the offices of NZ Legacy, LLC located at 3418 N. Val Vista Drive, Mesa, Arizona 85213, which are used by the Snowflake entities without cost.

In October 2004, Stone Axe Power Ranch, LLC acquired 75% of the membership interests in Snowflake from Summerset Consultants, Inc. Stone Axe Power Ranch acquired the remaining 25% of the membership interests in Snowflake from Summerset Consultants in April 2005. At the time of its acquisition by Stone Axe Power Ranch, Snowflake was developing plans for the construction of a smaller biomass power plant than is currently being constructed and was in the process of securing a power purchase agreement with Salt River Project (SRP), an Arizona electric utility company.

In January 2005, Renegy LLC acquired substantially all of the assets of White Mountain Forest Products, LLC. The acquired assets included sawmill and other forest thinning equipment, as well as log inventory, timber and salvage timber sale contracts with the United States Forestry Service. The acquisition of the assets of White Mountain Forest Products was made to support the operations of the forest thinning business of Renegy LLC and Renegy Trucking.

In January and February of 2007, Renegy LLC acquired substantially all of the assets of Ponderosa Transport, Inc. and assumed four capital lease obligations for commercial vehicles. The purpose of this purchase was to assure Renegy LLC trucks, trailers and drivers for the transportation needs of the Snowflake entities. Prior to the purchase, Ponderosa Transport had been a significant transportation contractor of the Snowflake entities. Renegy LLC also has the right to purchase from Ponderosa Transport approximately four acres of land in Navajo County, Arizona that is used for storage of the vehicles. As of the date of this proxy statement/prospectus, Renegy LLC and Ponderosa are in the process of completing the land purchase.

The Snowflake Biomass Power Plant

The Snowflake plant is currently under construction near Snowflake, Arizona and is expected to begin producing electrical power in the first half of 2008. The power plant is located at the site of a paper mill owned by Abitibi Consolidated, or Abitibi, which will provide its waste recycled paper fibers as a fuel to be used by the plant. The real property used for the power plant is leased from Abitibi. Once the plant is operational, Abitibi will manage the operations of the plant in exchange for a management fee. See the section below entitled “Ground Lease Agreement with Abitibi Consolidated.”

Project costs to achieve commercial operation of the power plant is budgeted at approximately $67 million under the Snowflake entities’ financing arrangements with CoBank, ACB, which costs include generally construction costs and other capital expenditures necessary to complete the project and make the plant operational. Management of the Snowflake entities expects, however, to incur cost overruns of approximately $2 million with respect to such budgeted amount. As of June 30, 2007, total project costs incurred under the CoBank project cost budget were approximately $48.6 million. The anticipated project costs are not firm estimates and may change from time to time as the project progresses.

In addition to the project costs set forth in the CoBank project cost budget, the Snowflake entities have incurred approximately $6.7 million in initial start-up and capitalization costs which are not included in the CoBank budget. The Snowflake entities have also incurred approximately $40,000 for the purchase of two trailers used to transport biomass material, approximately $400,000 for the acquisition of the assets of Ponderosa Trucking, Inc., approximately $100,000 for the acquisition of a wood grinder, approximately $610,000 (as of June 30, 2007) in connection with the purchase and leasing of certain equipment necessary to perform a contract with Long Beach Shavings Co., Inc., and expect to incur approximately $890,000 more in connection with the Long Beach Shavings contract (each as described in “Liquidity and Capital Resources”), none of which expenses are included in the project cost budget. Pursuant to the Snowflake entities’ arrangements with CoBank, the foregoing additional costs are not included as “project costs” for purposes of the project cost budget with CoBank, and will not be deemed to be “cost overruns” with respect to such budget.

The completion of the power plant project has been financed through the issuance of tax-exempt Solid Waste Disposal Revenue Bonds in the principal amount of approximately $39 million, and debt facilities with CoBank, ACB in the amount of approximately $14 million, as described in the section titled “Liquidity and Capital Resources” below. In addition, as of June 30, 2007, R. Worsley has contributed approximately $23 million in capital contributions to the Snowflake entities to finance project costs under the CoBank project budget and for initial startup and capitalization costs, capital expenditures and other operating costs. Renegy will be responsible for the first $2 million of project costs that exceed the $67 million CoBank budget pursuant to the overrun guaranty described elsewhere in this proxy statement/prospectus, and R. Worsley will be responsible for any additional overrun costs relating to such budget.

Snowflake is in the construction phase, and until the proposed plant is operational, the plant will generate no revenue. Management anticipates that accumulated losses related to the plant will continue to increase until the plant is operational. If Snowflake is successful in constructing and operating the plant, management expects that revenues of the Snowflake entities will be derived primarily from power purchase agreements with two electric utility companies: Arizona Public Services (APS) and Salt River Project (SRP), Arizona’s two largest electric utility companies. Snowflake has entered into 15 and 20 year agreements with APS and SRP, respectively, for the sale of all of the electricity produced once the plant becomes operational. See the section below entitled “Power Purchase Agreements and Related Agreements” for a more detailed description of the power purchase agreements with APS and SRP.

The Snowflake entities’ management also expects to continue to benefit from federal and state incentives, subsidies and policies, including the production tax credit, accelerated depreciation, property tax abatement and state renewable portfolio standards which require public utilities to purchase a certain percentage of renewable energy. In addition, the Snowflake entities will continue to benefit from their financing through the issuance of the tax-exempt Solid Waste Disposal Revenue Bonds, which are described in more detail in the section below entitled “Liquidity and Capital Resources.”

Once the Snowflake biomass power plant is operational, the Snowflake entities will be subject to industry-wide factors that will affect their operating and financial performance. These factors include, but are not limited to, the available supply and cost of biomass fuel needed to generate electricity at the plant; the performance by customers, including APS and SRP, of their obligations under power purchase agreements; the competitive nature of the renewable energy industry; possible legislation at the federal, state and/or local level; changes in tax incentives; and the cost of complying with extensive environmental laws that regulate the renewable energy and electrical generation industries. See the section titled “Risk Factors — Risks Related to the Renewable Energy Business of the Combined Company” in this proxy statement/prospectus for a more detailed description of the risks that may affect the Snowflake entities.

Power Purchase Agreements and Related Agreements

Power Purchase Agreement with Salt River Project

On August 18, 2006, Snowflake entered into a renewable energy purchase and sale agreement with Salt River Project Agricultural Improvement and Power District (SRP) for the sale of electricity to SRP from the Snowflake biomass power plant. Under the agreement, Snowflake is obligated to begin delivering energy to SRP upon the date the biomass power plant becomes commercially operable, but in any event, no later than July 1, 2008. Snowflake must continue delivering energy to SRP for a period of 20 years from the delivery commencement date.

Management of the Snowflake entities expects that Snowflake will begin delivering electricity to SRP by the July 1, 2008 deadline. However, if the delivery deadline is not met, SRP may terminate the power purchase agreement and Snowflake may be obligated to pay SRP damages. In such event, the Snowflake entities could suffer a loss of their entire investment in the Snowflake plant, which would have a material adverse effect on the companies. Further, if Snowflake fails to deliver power under the power purchase agreement, this also would cause a default under the credit agreements relating to the Snowflake plant.

Snowflake’s power purchase agreement with SRP contains a pricing mechanism by which SRP pays Snowflake per delivered megawatt hour of energy and which adjusts upward annually. During the 20 year delivery period, Snowflake is required to deliver annually at least 78,840 megawatt hours of energy, provided that in a leap year, it must deliver at least 79,056 megawatt hours of energy. For the first 15 years of the 20 year period, 63,072 megawatt hours of the 78,840 megawatt hours, or, during a leap year, 63,245 megawatt hours of the 79,056 megawatt hours, must be biomass energy. For the final five years of the 20 year period, 78,840 megawatt hours, or, during a leap year, 79,056 megawatt hours, must be biomass energy. If Snowflake delivers to SRP more energy per year than it is required to deliver, it may elect by notice to SRP to apply such excess quantities towards its minimum delivery obligations in the immediately succeeding year. However, Snowflake may not deliver to SRP more than 87,600 megawatt hours of energy, of which 70,080 megawatt hours must be biomass energy, during the first 15 years of the 20 year period unless SRP consents in writing. During the final five years of the 20 year period, Snowflake may deliver to SRP all energy that its biomass power plant produces, and may elect by notice to SRP to apply any energy delivered in excess of minimum required deliveries to the immediately succeeding year.

Under the power purchase agreement, Snowflake is required to sell to SRP all environmental attributes associated with the delivered energy. One megawatt hour of electrical energy produced by the power plant corresponds to one megawatt hour environmental attribute. Environmental attributes include any and all fuel, emissions, air quality, or other environmental characteristics, including green energy tags, renewable energy credits or certificates (RECs), credits, benefits, reductions, offsets, and allowances resulting from the use of renewable generation or the avoidance of the emission of any gas, chemical, or other substance to the air, soil or water attributable to the metered output generated by the Snowflake biomass power plant and in which Snowflake has property rights or will have property rights upon such attributes coming into existence.

With respect to any energy produced at the power plant in excess of the minimum required delivery amounts during the final five years of the 20 year period, and any energy produced at the plant during the 10 years following the 20 year term of the agreement, Snowflake may negotiate with third parties for the sale of such energy and associated environmental attributes. SRP, however, will have a right of first refusal to match any proposed agreement with a third party for the sale of such energy and environmental attributes.

The power purchase agreement provides that during the first 15 years of energy delivery, 80% of the electricity delivered to SRP must be generated from forest thinnings obtained in the state of Arizona. The remaining 20% may be generated using any fuel source, including construction debris, paper sludge, agricultural waste, tire derived fuels, waste paper, plastics or other biomass, as well as any non-Arizona forest thinnings. During the final five years of the delivery period, 100% of the energy delivered must be generated from biomass, which includes paper sludge, urban debris, agricultural waste and forest thinnings from within and outside of Arizona. This 100% requirement applies to the minimum required delivery of 78,840 megawatts as well as to any additional energy delivered by Snowflake.

Power Purchase Agreement with Arizona Public Service Company

On September 6, 2005, Snowflake entered into a power purchase and sale agreement with Arizona Public Service Company (APS) for the sale to APS of electricity generated by the biomass power plant. Pursuant to the agreement, Snowflake agreed to deliver energy to APS beginning on the date Snowflake is capable of delivering energy, or, in any event, no later than July 1, 2008, and continuing for a period of 15 years from that date. The July 1, 2008 deadline may be extended to as late as July 1, 2009 under certain limited circumstances, including if the delay is a result of a force majeure event.

Management of the Snowflake entities expects that Snowflake will begin delivering electricity to APS by the July 1, 2008 deadline. However, if the delivery deadline is not met, APS may terminate the power purchase agreement and Snowflake may be obligated to pay APS damages. In such event, the Snowflake entities could suffer a loss of their entire investment in the Snowflake plant, which would have a material adverse effect on the companies. Further, if Snowflake fails to deliver power under the power purchase agreement, this also would cause a default under the credit agreements relating to the Snowflake plant.

Snowflake’s power purchase agreement with APS contains a pricing mechanism by which APS pays Snowflake per delivered megawatt hour of energy and which adjusts upward annually. During the 15 year delivery period, Snowflake is required to deliver to APS all energy produced by the power plant other than the energy that is delivered to SRP pursuant to Snowflake’s power purchase agreement with SRP, up to an annual quantity of 127,020 megawatt hours of energy. If after the summer delivery period in any year, which is the period consisting of the months of June through September, Snowflake has not delivered to APS a total of 26,352 megawatt hours of energy, or if after the non-summer delivery period in any given year, which is the period consisting of the months of October through May, Snowflake has not delivered to APS a total of 50,572 megawatt hours of energy, Snowflake will be required to pay APS certain deficiency payments.

Under the power purchase agreement, Snowflake is required to sell to APS all environmental attributes associated with the energy delivered to APS. The environmental attributes include similar environmental attributes covered under the power purchase agreement with SRP, as described above. Snowflake must annually complete and provide a form Environmental Attribute Certificate and Bill of Sale designating for the previous delivery year the quantity of energy and associated environmental attributes created in megawatt hours by month, the location and name of the generator used to create and deliver the environmental attributes, and the date the generator used to create and deliver the environmental attributes began operation. At the end of each year during the applicable delivery period, for any renewable energy credits or certificates (RECs) associated with the energy not delivered to APS, Snowflake may deliver replacement RECs from an alternate renewable energy generation facility as long as the replacement RECs comply with the requirements as to RECs under the Environmental Portfolio Standards as established by the Arizona Corporation Commission. If Snowflake does not deliver the total number of RECs associated with the requisite contract quantity, it must pay to APS, in APS’ sole discretion, the REC portion of the contract price or APS’ actual replacement costs for each REC that it fails to deliver.

Service Agreement for Firm Point-to-Point Transmission Service with APS

On July 10, 2006, Snowflake entered into a Service Agreement for Firm Point-to-Point Transmission Service with APS that will become effective on January 1, 2008. Under the terms of the agreement, APS agreed to transmit electricity produced by the Snowflake biomass power plant on APS’ electrical grid from the power plant to SRP. For the 15 year period beginning January 1, 2008, APS agreed to transmit up to 10 megawatts of energy to SRP. For the immediately subsequent five year period, APS agreed to transmit up to 20 megawatts of energy to SRP. Snowflake is obligated to make payments to APS based upon the amount of energy actually transmitted by APS to SRP on APS’ electrical grid. These payments are expected to be approximately $200,000 per year.

Interconnection Agreement with APS and Abitibi Consolidated

On November 1, 2006, Snowflake entered into a Standard Large Generator Interconnection Agreement with Abitibi and APS. The interconnection agreement allows Snowflake to connect the power plant to APS’ electrical grid and deliver the plant’s output using APS’ transmission system. On January 9, 2007, the Federal Energy Regulatory Commission (FERC) approved the agreement. Abitibi is jointly and severally responsible for all of Snowflake’s rights and obligations under the agreement.

Ground Lease Agreement with Abitibi Consolidated

Snowflake is leasing the real property near Snowflake, Arizona where its biomass power plant is located pursuant to a Ground Lease Agreement with Abitibi dated as of September 14, 2005 as amended. The term of this lease commenced on January 1, 2007 and expires the earlier of 25 years or the end of the useful life of the power plant as determined by Snowflake. Snowflake has the right to extend the primary term for one additional 25 year term by giving Abitibi notice six months prior to the initial term and paying an extension fee. The lease agreement provides that Snowflake does not need to make any rent payments; however, within 30 days following the completion of its biomass power plant and the issuance of a certificate of occupancy by the appropriate government authorities, but in any event, no later than January 1, 2008, Snowflake must pay to Abitibi a one-time fee of $500,000 for Snowflake’s share of the cost of constructing an electrical substation on the premises necessary to connect its biomass power plant to the electrical grid. In exchange for this payment, Snowflake will receive a 20% ownership interest in the substation and a transmission line emanating from the substation to the point of interconnection with the electrical grid.

Under the lease agreement, Abitibi agreed to allow Snowflake to obtain without cost as much of the paper sludge produced by Abitibi’s paper mill located on the premises as Snowflake can use in its biomass power plant. Abitibi must supply paper sludge for at least 10 years from the date the Snowflake biomass power plant begins producing power. Snowflake must use commercially reasonable efforts to utilize the paper sludge as a fuel source, but under the terms of the lease agreement Snowflake did not guarantee that the paper sludge will be a viable fuel source for its biomass power plant. In the event Snowflake fails to utilize at least 75% of the paper sludge, at levels as of September 14, 2005, produced at Abitibi’s paper mill within two years after January 1, 2007, or thereafter fails to maintain such minimum usage, Snowflake must pay an annual rent of $400,000 in equal monthly installments. However, Snowflake’s obligation to pay rent will cease on the date that Abitibi’s paper mill’s production of paper sludge falls below 25% of levels as of September 14, 2005.

Under the lease agreement, Abitibi is required to operate and maintain the power plant until the lease term expires or the lease otherwise terminates. Abitibi must provide all personnel necessary to operate the power plant. Snowflake is required to reimburse Abitibi for all operational costs associated with Abitibi’s operation of the plant. Additionally, Snowflake is required to pay Abitibi an incentive bonus for any lease year during which Abitibi operates the plant in excess of 90% capacity. The minimum incentive bonus will range from $200,000 (at a capacity of 90%) to $300,000 (at a capacity of 95%). An additional amount of up to $100,000 will be added to the minimum incentive bonus based upon operating capacity above 95% and the profitability of the power plant.

On August 2, 2007, Snowflake and Abitibi amended the lease to ensure that in the event of early termination of the lease by Snowflake, Abitibi would not lose access to APS’ electrical transmission grid, which would occur if the lease were terminated since termination of the lease would cause termination of Snowflake’s and Abitibi’s interconnection agreement with APS. The lease agreement, as amended, provides that early termination of the lease by Snowflake will not be effective until a replacement interconnection agreement between Abitibi and APS providing Abitibi with continued access to APS’ transmission is in place and effective. The lease agreement, as amended, allows Snowflake to terminate the lease with 90 days prior written notice if the power plant is no longer able to produce electricity for reasons beyond Snowflake’s control. However, until Abitibi is able to secure a replacement interconnection agreement, Snowflake will be required to pay Abitibi $1.00 per month to maintain the effectiveness of the lease. During the period in which Snowflake is making such $1.00 monthly payments, Snowflake’s obligations to Abitibi under the lease will be limited to those that survive termination of the lease.

The amendment to the lease agreement also requires Abitibi, in the event the provisions of the lease requiring Abitibi to operate the plant are terminated, to train, at Snowflake’s request and expense, a new operator selected by Snowflake who is reasonably acceptable to Abitibi. In such event, termination of Abitibi’s obligations to continue operating the power plant would not be effective until the earlier of the date on which a new operator agreeable to Snowflake is engaged and trained to the satisfaction of Snowflake or 90 days after the date which would otherwise have been the date of termination. The amendment to the lease also provides that, in any event, the provisions of the lease agreement requiring Abitibi to operate the plant may not, at the election of Abitibi, be terminated until a new interconnection agreement is in place between Abitibi and APS providing Abitibi with continued access to APS’ transmission.

On August 23, 2007, Snowflake and Abitibi further amended the lease to technically correct the legal description of the leased premises.

Renegy LLC and Renegy Trucking

Renegy LLC and Renegy Trucking were formed to supply biomass fuel to the Snowflake plant from green forest thinning, burned forest rehabilitation and waste material from the region’s existing saw mills and other miscellaneous sources. Renegy LLC and Renegy Trucking have commenced operations and are in the process of harvesting and storing biomass fuel for use by the power plant once it is operational. Renegy LLC also sells wood-related products to outside companies and provides certain forest thinning services to customers.

Renegy LLC and Renegy Trucking are parties to several contracts, primarily with the U.S. Forest Service, to purchase, cut, and remove timber from various forests. Certain contracts require the payment of a stumpage fee to be paid per one hundred cubic feet for the right to remove organic materials. Other contracts stipulate a subsidy to be paid to Renegy LLC on a per acre or per ton basis for the removal and thinning of U.S. Forest Service lands and have definitive commitments as to the timing of services to be rendered. Renegy LLC currently has in place approximately 15 contracts with the U.S. Forest Service, either directly or as a subcontractor. In June 2002 the largest forest fire in the history of the southwest, the Rodeo-Chediski Fire, burned over 475,000 acres within 20 miles of the Snowflake plant. Renegy LLC is harvesting the fire damaged trees under some of the individual contracts with the U.S. Forest Service, and has harvested over 20,000 acres of the fire-damaged area under contract with an estimated volume of approximately 300,000 tons of biomass, which correlates to approximately 2 1/2 years’ worth of fuel, and over $1 million of retail value of saw logs. However, as described elsewhere in this registration/proxy statement, a substantial portion of that accumulated biomass was lost during two recent fires. Approximately 160,000 tons of wood fuel remains in storage after the fires, which is sufficient to fire the power plant’s boiler for approximately 18 months.

Renegy LLC also has contracts to manage and collect material from several community green waste sites, and collects material from the waste generated by Renegy’s own sawmills and by other sawmills in the area. Renegy LLC has a ten-year commitment beginning September 1, 2006, with annual renewal options, to operate the Heber Green Waste site located in northern Arizona. Renegy LLC receives $2,500 per month to operate the site and is able to utilize waste materials free of charge to produce biomass. Renegy LLC also has a two-year contract running through December 31, 2009 with annual renewal options, to collect the green waste deposited in the Buckhead Mesa Landfill operated by Gila County, Arizona.

Pursuant to Snowflake entities’ credit agreement with CoBank, ACB, which is described in the section titled “Liquidity and Capital Resources” below, 2 1/2 years’ worth of wood for biomass fuel supplies is required to be stored for use by the Snowflake biomass power plant for the generation of electricity. More than 300,000 tons of biomass fuel, representing approximately 2 1/2 years of fuel inventory, had been stored for use by the power plant as a result of the operations of Renegy LLC and Renegy Trucking prior to two recent fires in the wood chip and log storage piles at the Snowflake plant. The first fire, in April 2007, destroyed approximately 20,000 tons of wood chips. The most recent fire, in June 2007, resulted in a loss of approximately 12-15 months’ fuel inventory. Approximately 18 months’ worth of wood fuel remains in storage after the fire.

Results of Operations

Revenues.  Snowflake is in the development phase, and until the proposed biomass plant is operational, the plant will generate no revenue. Management anticipates that substantially all revenue of the Snowflake entities will be derived from delivery of electric power pursuant to power purchase agreements with APS and SRP once the power plant becomes operational, which is expected to occur in 2008. The Snowflake entities have not yet recognized revenue, produced or sold electricity under these agreements. Assuming the Snowflake biomass power plant becomes operational in the first half of 2008, the Snowflake entities expect revenues for 2008 to be approximately $8 million. With respect to full years subsequent to 2008, the Snowflake entities expect annual revenues of approximately $16 million from power purchase agreements with APS and SRP.

The Snowflake entities’ revenues to date have resulted primarily from the sale of wood related products by and forest thinning services of Renegy LLC and Renegy Trucking, which were approximately $1,895,000 in 2006 and $1,044,000 in 2005, and approximately $284,000 and $406,000 in the quarters ended June 30, 2007 and 2006, respectively, and approximately $780,000 and $810,000 for the six month periods ended June 30, 2007 and 2006, respectively. The decrease in revenues resulted from a decrease in sales of lumber and decreased revenues from forest thinning and related services. Due to two recent fires in the wood chip and log piles, which resulted in an amendment to the Snowflake entities’ financing arrangements such that less wood fuel is required to be stored at the Snowflake plant site, which is described in detail elsewhere in this proxy statement/prospectus, Renegy LLC expects that it will be scaling back its fuel procurement activities and will be increasing its activities related to the sale of processed wood materials.

Cost of Goods Sold.  Cost of goods sold includes labor costs, costs of biomass chips and logs, shipping and handling costs, depreciation expenses, fuel costs, maintenance and repair costs and certain other overhead costs. Cost of goods sold were approximately $3,983,000 in 2006 and $2,177,000 in 2005, approximately $4,335,000 and $1,107,000 in the quarters ended June 30, 2007 and 2006, respectively, and approximately $5,295,000 and $1,908,000 for the six month periods ended June 30, 2007 and 2006, respectively. The increase in costs of goods sold resulted primarily from increased purchases of biomass materials and increased operations of the Snowflake entities. The Snowflake entities believe cost of goods sold in 2007 will be consistent with cost of goods sold in 2006.

Selling, General and Administrative (SG&A) Expenses.  SG&A expenses were approximately $1,056,000 in 2006 and $479,000 in 2005, approximately $656,000 and $137,000 in the quarters ended June 30, 2007 and 2006, respectively, and approximately $1,261,000 and $385,000 for the six month periods ended June 30, 2007 and 2006, respectively. The Snowflake entities expect full-year 2007 SG&A to increase substantially, primarily as a result of a full year of fees paid to maintain letters of credit securing the Solid Waste Disposal Revenue Bonds as compared to such fees paid for a partial year in 2006.

Interest and Other Income.  Other income is attributable primarily to interest income earned from the investment of the proceeds of the Solid Waste Disposal Revenue Bonds used to finance the construction of the Snowflake biomass power plant, which is described more fully in the section titled “Liquidity and Capital Resources” below. Other income totaled approximately $235,000 and $2,000 in 2006 and 2005, respectively, approximately $92,000 and $0 in the quarters ended June 30, 2007 and 2006, respectively and approximately $159,000 and $10,000 for the six month periods ended June 30, 2007 and 2006, respectively.

The Snowflake entities expect interest income to decrease in future years as the funds from the Solid Waste Disposal Revenue Bonds are spent and no longer earn interest income. The Snowflake entities expect its full-year 2007 other income will remain substantially the same as compared to 2006.

Interest and Other Expense.  Interest expense reflects amounts incurred under long-term debt and capital lease obligations. Interest expense related to long-term debt was incurred primarily in connection with the Snowflake entities’ borrowings in 2006 under the debt facilities with CoBank, ACB and the Solid Waste Disposable Revenue Bonds used to finance the construction of the Snowflake biomass power plant, which are described more fully in the section titled “Liquidity and Capital Resources” below. Interest expense incurred in connection with capital lease obligations relates to certain equipment leases used in connection with the forest thinning business of Renegy LLC and Renegy Trucking.

Interest expense was approximately $389,000 and $30,000 in 2006 and 2005, respectively. The interest expense in 2005 was incurred primarily pursuant to a credit agreement with Comerica Bank, which has subsequently been paid off. Interest expense was approximately $225,000 and $41,000 in the quarters ended June 30, 2007 and 2006, respectively, and approximately $505,000 and $81,000 for the six month periods ended June 30, 2007 and 2006, respectively. The increase in interest expense resulted from the incurrence of additional debt under the debt facilities with CoBank, ACB and the Solid Waste Disposable Revenue Bonds in September 2006. The Snowflake entities expect their interest expense in 2007 to increase as compared to 2006 as a result of such additional debt obligations. A description of the terms related to interest under the CoBank, ACB debt facilities and the Solid Waste Disposable Revenue Bonds are described more fully in the section titled “Liquidity and Capital Resources” below.

The Snowflake entities capitalize interest expense associated with the construction of the Snowflake biomass power plant, net of the certain interest income associated with the Solid Waste Disposal Revenue Bonds. Interest costs capitalized totaled $404,000 in 2006, $284,000 in the quarter ended June 30, 2007 and $510,000 in the six month period ended June 30, 2007. The capitalization of interest expense is described more fully in the section titled “Critical Accounting Policies” below.

On September 8, 2006, the Snowflake entities entered into two floating to fixed interest rate swap agreements related to project debt that economically fixes the interest rate on an adjustable-rate Solid Waste Disposable Revenue Bonds and a portion of the term loan with CoBank, ACB. The fair value of the Snowflake entities’ interest rate swap agreements is the estimated amount the Snowflake entities would receive or pay to terminate the swap agreements: such amount is based on the net present value of the future cash flows as defined in the swap agreements. As of June 30, 2007 and December 31, 2006, the Snowflake entities’ liability, measured at fair value, related to these swap agreements was $1,736,000 and $3,525,000, respectively. These swap agreements are summarized as follows:

	SWAP 1	SWAP 2

Notional amount	$39,250,000	$4,942,445
Trade date	9/8/2006	9/8/2006
Termination date	1/2/2026	1/2/2014
Benchmark rate hedged	Muni Bond Index Rate (BMA)	3 Month LIBOR
Item description	Designated Bond	Designated Loan
Fixed rate	4.5%	5.2%
Fair value at June 30, 2007	$(1,790,000)	$54,000
Fair value at December 31, 2006	$(3,472,000)	$(53,000)

The interest rate swaps do not qualify for special accounting treatment under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities,” and its amendments in FAS Nos. 137, 139, and 149, as cash flow hedges. Consequently, the changes in their fair values are recognized in the combined statements of operations within other income and expense as a loss or profit, depending on the fluctuations of the BMA index and the 3-month LIBOR. The Snowflake entities recognized approximately $3,525,000 in losses related to the change in fair value of the interest swaps in 2006, a gain of approximately $1,864,000 during the three months ended June 30, 2007, and a gain of approximately $1,788,000 during the six month period ended June 30, 2007.

Income Taxes.  Each of the Snowflake entities is a limited liability company and each such entity for federal and Arizona state income tax purposes has a single owner. Because none of the Snowflake entities has elected to be treated as a corporation for federal income tax purposes, under the applicable regulatory authority, each such entity is disregarded for federal and Arizona state income tax purposes. Accordingly, no federal or Arizona state income taxes have been recorded with respect to the Snowflake entities.

Liquidity and Capital Resources

The Snowflake entities have funded the construction of the Snowflake biomass power plant and related operations through the proceeds from the issuance of Solid Waste Disposal Revenue Bonds and through borrowings from CoBank, ACB, each as described below in more detail. In addition, the sole members of the Snowflake entities have contributed approximately $23 million in capital contributions as of June 30, 2007. Management of the Snowflake entities expects to have sufficient cash from the current debt and equity financing to cover construction and related start-up costs necessary to make the plant operational.

The Snowflake entities consider all unrestricted cash accounts and highly liquid debt instruments purchased with a remaining maturity of three months or less to be cash equivalents. Restricted cash consists of funds borrowed pursuant to the Solid Waste Disposal Revenue Bonds, and the use of such cash is restricted for the construction of the Snowflake biomass power plant and procurement of related fuel and timber. The funds are released for use by the Snowflake entities based on approved payment request and lien releases from contractors with signed contracts to work on the Snowflake biomass power plant project. As of June 30, 2007, the Snowflake entities had approximately $15.1 million of restricted cash and approximately $190,000 of cash. See the section titled “Critical Accounting Policies” below for a more detailed description of restricted cash.

The following sets forth the Snowflake entities’ sources of debt financing:

Solid Waste Disposal Revenue Bonds

Financing for the Snowflake biomass power plant project was generally accomplished through the issuance of tax-exempt Solid Waste Disposal Revenue Bonds by the Industrial Development Authority of the City of Show Low, Arizona. In September 2006, the Industrial Development Authority loaned proceeds from the bond issuance in the amount of $39,250,000 to Snowflake to pay for the construction of the biomass power plant. The principal on the bonds is payable at maturity on July 1, 2037; however, the Snowflake entities have agreed to accelerate the payment of the principal of the bonds in connection with its debt financing with CoBank, ACB, as described below. The bonds are redeemable at any time by Snowflake. The bonds require quarterly payments of interest at a variable rate determined weekly by the remarketing agent. Snowflake has the option to adjust the interest payments at any time to provide for semiannual payments based on a fixed interest rate determined at the time of adjustment by the remarketing agent. The Snowflake entities entered into an interest rate swap agreement which fixed the rate of the bonds at 4.5% per annum, as more described above. The bonds are secured by an irrevocable direct pay letter of credit issued by CoBank, ACB and a confirming irrevocable letter of credit issued by JPMorgan Chase Bank, N.A.

CoBank, ACB Debt Facilities

Pursuant to a credit agreement with CoBank, ACB, CoBank issued an irrevocable letter of credit to secure the Solid Waste Disposal Revenue Bonds. Although the terms of the bonds provide that the principal is due on July 1, 2037, CoBank has required that the Snowflake entities begin making quarterly principal payments to redeem the bonds beginning in January 2014, which is immediately after the Snowflake entities’ term loans with CoBank will expire, as described below, and complete the pay off of the bonds by January 2026. The purpose of the accelerated payoff of the bonds is to ensure full payment prior to the expiration of the terms of the power purchase agreements with APS and SRP. A fronting fee of 0.375% per annum for the letter of credit is payable quarterly. Interest on undrawn portions that are not cash collateralized is payable quarterly at a rate of 2.0% per annum through March 2008, 1.5% per annum through March 2013, 1.75% per annum through March 2018 and 2.0% through maturity. Interest on undrawn portions that are cash collateralized is payable quarterly at 50% of the rates for undrawn portions that are not cash collateralized. On drawn portions, the applicable interest rate is LIBOR plus the rates that apply to undrawn portions that are not cash collateralized.

The Snowflake entities have a $12,001,890 construction loan available for the Snowflake biomass power plant which converts from a construction loan to a term loan at the earlier of the commencement of operations of the plant and April 1, 2008. Drawings on the loan are made periodically, as necessary, and the proceeds are used in connection with the construction of the Snowflake biomass power plant and related capital expenditures. As of June 30, 2007, the outstanding principal amount of the construction term loan was approximately $4,379,000. Interest is payable quarterly at LIBOR plus 2.0% through March 2008, LIBOR plus 1.5% through March 2013, and LIBOR plus 1.8% through maturity at January 1, 2014. However, the Snowflake entities have entered into a swap agreement to economically fix the interest rate for a portion of the loan, as described above in the section “Interest and Other Expenses.” Quarterly principal payments begin in April 2008 and continue through January 2014.

The Snowflake entities have a term loan which had an initial principal amount of $1,492,000 and which has interest payable quarterly at a fixed rate of 7.2% through maturity on January 1, 2013. The loan has quarterly principal payments beginning April 2008 and continuing through maturity. The proceeds of the loan are used in connection with the operations of the forest thinning business of Renegy LLC and Renegy Trucking. As of June 30, 2007, the outstanding principal amount of the term loan was approximately $1,419,000.

The Snowflake entities have a $500,000 revolving loan facility with interest payable quarterly at LIBOR plus 2.0% which expires on April 1, 2026. As of June 30, 2007, the Snowflake entities have not drawn on this loan facility and do not anticipate using this loan facility until the plant is operational. The loan facility provides financing for general working capital purposes for the Snowflake entities.

The obligations of the Snowflake entities under the credit agreement are securitized by all of the membership interests in the Snowflake entities and by limited recourse guarantees of Robert Worsley and Christi Worsley.

Letter of Credit with JPMorgan Chase Bank, N.A.

The trustee for the Solid Waste Disposal Revenue Bonds, JPMorgan Trust Company, N.A., has for its benefit, a $39,250,000 confirming letter of credit issued by JPMorgan Chase Bank, N.A. that secures the bonds. The fees and interest associated with the letter of credit are included in the costs associated with the CoBank letter of credit described above.

Comerica Bank Credit Facility

During fiscal 2005, the Snowflake entities had two credit facilities pursuant to a credit agreement with Comerica Bank. The first credit facility represented a $1.0 million revolving line of credit with interest payable monthly at the prime interest rate. The second credit facility represented a $750,000 term loan with monthly principal payments of $12,500 plus interest at the prime interest rate. As of September 8, 2006, in connection with obtaining credit with CoBank, ACB, Robert Worsley assumed responsibility for satisfying the obligations of the Snowflake entities under their existing credit agreement with Comerica Bank. Comerica Bank released the Snowflake entities from their obligations and released all its security interests in the Snowflake entities and their assets. Snowflake reclassified $1,637,500 of liabilities, including $637,500 from long-term debt and $1,000,000 from lines of credit, to equity in Snowflake.

The CIT Group/Equipment Financing, Inc.

In connection with the purchase of two trailers, Renegy LLC incurred a $40,000 debt obligation to The CIT Group/Equipment Financing, Inc. The principal and interest at a rate of 8.1% per annum is payable in 24 principal and interest payments of $1,800, plus one payment of $1,000 due at maturity in July 2009. Payments on this debt obligation are due only nine times per year; no payments are made in February, March or April of each year. As of June 30, 2007, approximately $33,000 in principal remains outstanding under the obligation.

Ponderosa Trucking, Inc. Note and Capital Leases

The Snowflake entities acquired substantially all of the assets of Ponderosa Trucking, Inc. in January and February 2007, as described in the section titled “Overview” above. Payment of the purchase price included a $224,000 note payable to Ponderosa and the assumption of four capital leases with a present value of approximately $178,000. As of June 30, 2007, the principal balance of the note payable to Ponderosa was approximately $202,000. The note is payable in 48 monthly installments of principal plus interest imputed at 3.6% and the capital lease obligations include monthly installments with interest imputed at 8%, beginning in January 2007.

White Mountain Forest Products, LLC Note

In connection with the acquisition of substantially all of the assets of White Mountain Forest Products, LLC in 2005, as described in the section titled “Overview” above, payment of the purchase price included a $495,000 note payable to White Mountain in 12 monthly installments of principal and interest through January 2006. The principal and interest due under the note was paid in full in January 2006.

Long Beach Shavings Agreement and Capital Leases

On March 30, 2007, Renegy LLC entered into an agreement with Long Beach Shavings Co., Inc. to sell wood shavings to Long Beach. To perform its obligations under this agreement, Renegy LLC entered into two sales contracts with Jackson Lumber Harvester Company, Incorporated, each dated as of April 19, 2007, and a purchase agreement with Les Machineries Verville, dated as of April 18, 2007, for purchases of equipment totaling approximately $1,500,000. This equipment includes new equipment to be manufactured by Jackson Lumber and Les Machineries and used equipment to be refurbished by Jackson Lumber. Also, Renegy LLC entered into a capital lease agreement with Chase Equipment Leasing, Inc. on May 18, 2007, for the purpose of financing the purchase of the equipment under the contracts with Jackson Lumber and Les Machineries. Pursuant to this capital lease, Renegy LLC will periodically make funding requests as construction or refurbishment, as applicable, of the equipment by Jackson Lumber and Les Machinerie progresses. Upon approval of such funding requests, Chase

Equipment will make progress payments directly to Jackson Lumber and Les Machineries. As of June 30, 2007, approximately $610,000 was outstanding under the obligation.

Renegy LLC has entered into a Grinder Co-Ownership Agreement with William Johnson, pursuant to which Johnson and Renegy LLC agreed to establish a 50-50 joint venture to engage in the investment, purchase, assembly, owning, operating and repairing of a commercial grinder. Renegy LLC has contributed approximately $100,000 in cash to assemble and bring the grinder into operation.

Critical Accounting Policies

The Snowflake entities’ discussion and analysis of its financial condition and results of operations is based on the Snowflake entities’ combined financial statements that have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management of the Snowflake entities to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management of the Snowflake entities bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The significant accounting policies of the Snowflake entities are disclosed in Note 2 to their consolidated financial statements for the three and six month periods ended June 30, 2007 and 2006, and in Note 2 to their consolidated financial statements for the years ended December 31, 2006 and 2005 and for the period beginning September 1, 2007 (inception) through December 31, 2006. Management of the Snowflake entities believes that the following critical accounting policies affect its more significant judgments used in the preparation of its consolidated financial statements.

Principles of Combination

The combined financial statements of the Snowflake entities include the accounts of Snowflake, Renegy LLC and Renegy Trucking. All material inter-company accounts and transactions have been eliminated in combination. All inter-company transactions were conducted at arms length in the opinion of the management of the Snowflake entities except as disclosed in Note 10 to the consolidated financial statements for the three and six month periods ended June 30, 2007 and 2006, and in Note 10 to their consolidated financial statements for the years ended December 31, 2006 and 2005 and for the period beginning September 1, 2007 (inception) through December 31, 2006. The combined financial statements are shown as a pooling of interest in accordance with AICPA Practice Bulletin 14, “Accounting and Reporting by Limited Liability Companies and Limited Liability Partnerships.”

Revenue Recognition

The Snowflake entities currently derive revenues principally from the sale of wood-related products and from forest thinning services.

Revenue from the sale of wood-related products, which includes logs, lumber and mulch and/or waste product is recognized when the material is delivered and title transfers to the buyer.

Revenues from forest thinning services are recognized in accordance with related contract terms. For contracts that provide for payment based on the amount of acreage cleared, revenue is recognized when the US Forest Service has inspected the site and approved billing. For contracts that provide for payment of a contractual amount per ton of biomass material removed, revenue is recognized as the material is removed and weighed.

The Snowflake entities anticipate future revenues to be derived principally from the delivery of electric power pursuant to PPAs. As of June 30, 2007, the Company has not recognized revenues or produced or sold electricity under these agreements.

Cash and Restricted Cash

Management of the Snowflake entities considers all unrestricted cash accounts and highly liquid debt instruments purchased with a remaining maturity of three months or less to be cash equivalents. Restricted cash consists of funds borrowed pursuant to Solid Waste Disposal Revenue Bonds, restricted for the construction of the Snowflake biomass power plant and procurement of related fuel and timber. Restricted cash is invested primarily in U.S. Treasury Bills and money market funds. Funds are released for use by Snowflake based on approved payment requests and lien releases from contractors with signed contracts to work on the project. The Snowflake entities had $15,118,000 and $27,885,000 of restricted cash at June 30, 2007 and December 31, 2006, respectively. Management of the Snowflake entities expects to utilize all restricted cash for the construction of the Snowflake biomass power plant.

Fair Value of Financial Instruments

The Snowflake entities have the following financial instruments: accounts receivable, accounts payable, accrued salaries and incentives, other accrued expenses, notes payable, and long-term debt. The carrying value of accounts receivable, accounts payable, accrued salaries and incentives, and other accrued expenses approximates their fair value based on the liquidity of these financial instruments or based on their short-term nature. The carrying value of notes payable and long-term debt approximates fair value based on the market interest rates available to the Snowflake entities for debt of similar risk and maturities.

Derivative Financial Instruments

In accordance with Statement of Financial Accounting Standard (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and its amendments in SFAS Nos. 137, 139, and 149, the Snowflake entities are required to measure all derivative instruments at fair value and to recognize all derivative instruments in their statement of financial position as either assets or liabilities depending on the rights or obligations under the contracts. Changes in fair value resulting in a gain or loss on a derivative instrument not designated as a hedging instrument are recognized currently in earnings. The effective portion of a gain or loss on a derivative instrument designated and qualifying as a cash flow hedging instrument is reported as a component of other comprehensive income. As of June 30, 2007, the Snowflake entities have two interest rate swaps to assist in management of the cost of debt, which are described more fully in Note 7 to their combined financial statements for the three and six month periods ended June 30, 2007 and 2006. These interest rate swaps do not qualify for accounting treatment as cash flow hedges in accordance with SFAS No. 133. Therefore, any changes in their fair values are recognized in current earnings.

Accounts Receivables and Allowances

Trade accounts receivable are recorded at the gross sales price of products sold to customers on trade credit terms. The Snowflake entities maintain an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. This allowance is based on specific customer account reviews and historical collections experience. If the financial condition of any of the customers or funding partners were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required. At December 31, 2006, management reserved $14,000, for estimated uncollectible receivables. At June 30, 2007 and 2006, management reserved $12,000 and $0, respectively, for estimated uncollectible receivables.

Deferred Financing Costs

The Snowflake entities incurred debt issuance costs related to their project debt financing of approximately $2.9 million which is being amortized over the life of the related debt using the straight-line method. Amortization expense recorded during the three months ended June 30, 2007 and 2006 was approximately $37,000 and $0, respectively. Amortization expense recorded during the six months ended June 30, 2007 and 2006 and during fiscal 2006 and 2005 was approximately $76,000, $0, $45,000, and $0, respectively. At June 30, 2007, the balance of deferred financing costs was approximately $2.8 million.

Inventories

Inventories consist principally of logs, lumber, biomass, mulch and supplies, most of which will be used in the production of electricity in the Snowflake biomass power plant. Biomass inventory consists of organic materials that will be burned in the power generation process. Certain lumber and mulch inventory is held for sale to retailers. The Snowflake entities account for inventories in accordance SFAS No. 151, “Inventory Costs.” Inventories are stated at the lower of cost or market based on the first-in, first-out method. Abnormal amounts of idle facility expense, inefficiencies incurred in inventory procurement, freight, and handling costs are recognized as cost of goods sold as current-period charges and were approximately $0.6 million and $0.6 million during the three months ended June 30, 2007 and 2006, respectively; approximately $1.0 million and $1.2 million during the six months ended June 30, 2007 and 2006, respectively; and approximately $3.2 million and $2.0 million during fiscal 2006 and 2005, respectively.

Property, Plant, and Equipment and Depreciation

Property, plant, and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the underlying assets as indicated below:

Biomass generating facility	30 years
Machinery and equipment	6 years
Office furniture and equipment	3-7 years
Vehicles	5 years

Depreciation of the biomass generating facility will commence when the facility is operational, which is expected to be in 2008.

Assets purchased through the assumption of capital lease obligations are generally depreciated over the lesser of their estimated useful lives or the term of the lease. Amortization of assets purchased through capital leases is included in depreciation expense. Repairs and maintenance costs are expensed as incurred.

Capitalized Interest

The Snowflake entities capitalize interest expense in accordance with SFAS No. 34, “Capitalization of Interest Cost,” and SFAS No. 62, “Capitalization of Interests Cost in Situations Involving Certain Tax-Exempt Borrowings and Certain Gifts and Grants.” The Snowflake entities capitalize interest expense associated with the construction of the biomass facility, net of the associated interest income with tax-exempt borrowings under the Solid Waste Disposal Revenue Bonds, which approximated $510,000 and $0 for the six months ended June 30, 2007 and 2006, respectively and approximated $284,000 and $0 for the three months ended June 30, 2007 and 2006, respectively. Interest rates on loans entered into in association with the financing of the construction of the Snowflake entities’ biomass facility are used as the basis for the weighted average interest rate for capitalization of interest expense. The Snowflake entities’ approximately $39.3 million Solid Waste Disposal Revenue Bonds, approximately $4.4 million term loan, and approximately $1.4 million term loan carry interest rates of 4.5%, 5.2%, and 7.2%, respectively. Each of these loans is described more fully in Notes 5, 6, and 7 to the Snowflake entities’ consolidated financial statements for the three and six month periods ended June 30, 2007 and 2006, and in Notes 5, 6, and 7 to their consolidated financial statements for the years ended December 31, 2006 and 2005 for the period beginning September 1, 2007 (inception) through December 31, 2006. The resulting weighted average interest rate used in calculating capitalized interest was approximately 4.6% and 0.0% during the six months ended June 30, 2007 and

2006, respectively and approximately 4.6% and 0.0% during the three months ended June 30, 2007 and 2006, respectively. Net capitalized interest includes (in thousands):

					Period from
					September 1, 2004
	Three Months Ended		Six Months Ended		(inception)
	June 30,		June 30,		through
	2007	2006	2007	2006	June 30, 2007

Interest cost incurred	$500	$—	$1,000	$—	$1,823
Less: interest expensed	216	—	490	—	909

Capitalized interest cost	$284	$—	$510	$—	$914

Long-Lived Assets

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Snowflake entities review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. The Snowflake entities record impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. During the six months ended June 30, 2007 and 2006 and during 2006 and 2005, no long-lived assets were identified as impaired.

Income Taxes

Each of the Snowflake entities is a limited liability company and each such entity for federal and Arizona state income tax purposes has a single owner. Because none of the Snowflake entities has elected to be treated as a corporation for federal income tax purposes, under the applicable regulatory authority, each such entity is disregarded for federal and Arizona state income tax purposes. Accordingly, the Snowflake entities do not pay federal or Arizona state income taxes. Instead, the income of the Snowflake entities is passed through to their member for taxation.

In July 2006, the FASB issued Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes: an interpretation of FASB Statement No. 109.” This interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with “SFAS No. 109, Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement principles for financial statement disclosure of tax positions taken or expected to be taken on a tax return. The Company adopted the provisions of FIN 48 on January 1, 2007. The total amount of unrecognized tax benefits as of the adoption date was immaterial, and no material changes to the amount of unrecognized tax benefits occurred during the six months ended June 30, 2007. The adoption of FIN 48 is not expected to have a material impact on the Snowflake entities’ condensed combined financial statements for the remainder of 2007.

Impact of Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157,“Fair Value Measurements.” This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Snowflake entities are currently evaluating the impact, if any, the adoption of SFAS No. 157 will have on their combined financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS 159 allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement of certain financial assets and liabilities on an instrument-by-instrument basis. Subsequent changes in fair value of these financial assets and liabilities would be recognized in earnings when they occur. SFAS 159 is effective for an entity’s financial statements issued for fiscal years beginning after November 15, 2007, with earlier adoption permitted. The Snowflake entities are currently assessing the impact, if any, the adoption of SFAS 159 will have on its consolidated financial statements.

Distribution Policy

The Snowflake entities have not declared or paid any distributions on their membership interests. The Snowflake entities do not anticipate making any distributions to members before the companies begin generating positive net income, which is not expected until the Snowflake biomass power plant becomes operational. The Snowflake entities expect the Snowflake biomass power plant to become operational in the first half of 2008. Any distributions will be subject to loan covenants or restrictions that may be required by the lenders of the Snowflake entities or its affiliates.

Off-Balance Sheet Arrangements

The Snowflake entities have no off-balance sheet arrangements that are required to be disclosed pursuant to Item 303(c) of Regulation S-B.

Controls and Procedures

The Snowflake entities are not reporting companies under the Exchange Act and none of the Snowflake entities have ever filed a registration statement under the Securities Act. As a result, the Snowflake entities, in the past, have not been required to comply with various regulatory provisions that apply to companies which have securities that have been registered under the federal securities laws. For example, the Snowflake entities are not currently required to evaluate their internal controls over financial reporting. After the transaction, the Snowflake entities will become subsidiaries of Renegy and will therefore be subject to certain regulatory provisions applicable to public companies.

MANAGEMENT

Current Board of Directors and Executive Officers of Renegy

Renegy’s board of directors is presently composed of five members: Richard A. Abdoo, William B. Ellis, Howard I. Hoffen, Ricardo B. Levy and Susan F. Tierney, each of whom has been serving on the Renegy board of directors since June 2007. The biographies for the current Renegy directors are set forth below in the section entitled “— Board of Directors and Executive Officers of Catalytica.” Following consummation of the transaction, Renegy’s current directors will continue to serve on the Renegy board of directors. In addition, effective as of the closing of the transaction, Robert Worsley and a designee of Robert Worsley reasonably acceptable to Catalytica will serve on the Renegy board of directors, thereby increasing the total number of directors serving on the Renegy board of directors to seven. Robert Worsley’s biography is set forth below in the section entitled “— Management of the Snowflake Entities.”

Robert W. Zack, Catalytica’s current President, Chief Executive Officer and Chief Financial Officer, currently serves as Renegy’s President, Chief Executive Officer and Chief Financial Officer. Following consummation of the transaction, R. Worsley will serve as Renegy’s President, Chief Executive Officer, Mr. Zack will serve as Renegy’s Executive Vice President and Chief Financial Officer, and Scott Higginson, the current Executive Vice President of the Snowflake entities, will serve as Senior Vice President of Renegy.

Mr. Zack’s employment with Catalytica will be assumed by Renegy after completion of the transaction pursuant to an assignment and assumption agreement, which is described in the section above entitled “Other Agreements — Assumption Agreement.” Messrs. Worsley and Higginson have entered into employment agreements with Renegy which will become effective upon completion of the transaction and which are described in the section above entitled “Other Agreements — Employment and Related Agreements.”

There are no family relationships between any of the directors or executive officers of Renegy.

Committees of the Renegy Board of Directors

Upon completion of the transaction, the board of directors of Renegy initially will have four committees:

•	a nominating and governance committee;

•	an audit committee;

•	a compensation committee; and

•	a special committee (for more information on the powers of the special committee, see the section entitled “The Contribution and Merger Agreement — Board of Directors and Management of Renegy Following the Transaction — Special Committee; Representation on Other Board Committees”).

Until the expiration of the initial term of the Class I directors of Renegy, committees of the board of directors (other than the special committee) will consist of at least one Class II director, and at least two directors that are Class I and Class III directors; provided, that the total numbers of Class I and Class III directors will exceed the number of Class II directors by at least one director.

For the period commencing on the expiration of the initial term of the Class I directors of Renegy and ending on the expiration of the initial term of the Class III directors, committees of the board (other than the special committee) will consist of at least one Class II director, and at least two directors that are Class III directors (or, if any Class I director(s) is reelected at the first annual meeting following the closing of the transaction, such Class I director(s)); provided, that the total numbers of Class III directors (and applicable reelected Class I directors) will exceed the number of Class II directors by at least one director.

The special committee will consist of the Class III directors. The authority of the Class III directors acting as the special committee will terminate on the expiration of the initial term of the Class III directors.

Board of Directors and Executive Officers of Catalytica

The following table sets forth the ages (as of the date of this proxy statement/prospectus) and present positions for each of Catalytica’s directors and executive officers. Each of Catalytica’s directors other than Mr. Zack is independent within the meaning of the NASDAQ Stock Market, Inc. director independence standards, as currently in effect.

Name	Age	Position

Robert W. Zack	44	President, Chief Executive Officer, Chief Financial Officer and Director
William J. McMahon	51	President, SCR-Tech LLC
Richard A. Abdoo	63	Vice Chairman of the Board, Director
William B. Ellis	67	Director
Howard I. Hoffen	43	Director
Ricardo B. Levy	62	Chairman of the Board, Director
David F. Merrion	70	Director
Susan F. Tierney	56	Director

Directors and Director Executive Officers

Richard A. Abdoo joined the Catalytica board of directors in July 2004 and was appointed Vice Chairman in January 2007. Mr. Abdoo is president of R.A. Abdoo & Company LLC, and brings nearly three decades of energy industry expertise to Catalytica’s board membership, having retired in April 2004 from his position as chairman, president and chief executive officer of Wisconsin Energy Corporation (WEC), after a 29-year career with WEC and its subsidiary, Wisconsin Electric Power Company (WEPC), now known as We Energies. Mr. Abdoo first joined WEC as a director of corporate planning in 1975 and held positions of increasing responsibility in planning and operations for WEC through 1989 including vice president, senior vice president and executive vice president. In 1989, Mr. Abdoo was named president and chief operating officer of WEPC and several other WEC subsidiaries, and subsequently served as chief executive officer of all WEC subsidiaries until 1991, when he was elected chairman, president and chief executive officer of WEC. Under his executive leadership, WEC grew to become a Fortune 500 company, through a series of mergers and acquisitions that both enriched and enlarged the offerings and markets of the company. He oversaw the merger of WEPC and Wisconsin Natural Gas into a single utility in 1996, the acquisition of WICOR, Inc. and its Wisconsin Gas subsidiary in 2000 and, later that same year, the introduction of WEC’s “Power the Future” plan to meet the future energy needs of southeastern Wisconsin. Mr. Abdoo’s experience includes planning and leadership in coal, both in Wisconsin’s energy plan and in support of state regulations to support coal industry initiatives. Mr. Abdoo currently serves on the board of directors of AK Steel Holding Corporation and Renegy. He earned a bachelor’s degree in electrical engineering from the University of Dayton and a master’s degree in economics from the University of Detroit. He also completed post-graduate studies in engineering at Wayne State University.

William B. Ellis, Ph.D. joined the Catalytica board of directors in September 1995. Dr. Ellis is a lecturer and resident fellow of the Yale University School of Forestry and Environmental Studies. Dr. Ellis retired as Chairman of Northeast Utilities in 1995, where he also served as Chief Executive Officer from 1983 to 1993. Dr. Ellis joined Northeast Utilities in 1976 as its Chief Financial Officer. Dr. Ellis was a consultant with McKinsey & Co. from 1969 to 1976 and was a principal in that firm from 1975 to 1976. Dr. Ellis serves on the board of directors of the Massachusetts Mutual Life Insurance Company, the Pew Center on Global Climate Change and Renegy. He has a Ph.D. in chemical engineering from the University of Maryland.

Howard I. Hoffen joined the Catalytica board of directors in September 2000. Mr. Hoffen has served as the Chairman and Chief Executive Officer of Metalmark Capital LLC, an independent private equity firm, since its formation in 2004. Prior to the establishment of Metalmark Capital, Mr. Hoffen acted as President and Chief Executive Officer for Morgan Stanley Private Equity and Morgan Stanley Capital Partners, and served as a Managing Director of Morgan Stanley & Co. Incorporated, since 1997. He joined Morgan Stanley & Co. Incorporated in 1985 and Morgan Stanley Private Equity and Morgan Stanley Capital Partners in 1986. Mr. Hoffen

also serves on the board of EnerSys, Union Drilling, Inc., Renegy and several privately held companies. Mr. Hoffen has a B.S. from Columbia University and an MBA from the Harvard Business School.

Ricardo B. Levy, Ph.D. joined the Catalytica board of directors in June 1995 as Chairman of the Board. He was a founder of Catalytica, Inc., of which Catalytica was a subsidiary and from which Catalytica spun off in December 2000. Dr. Levy was a director of Catalytica, Inc. from 1974 to December 2000 and served as its Chief Operating Officer from its inception in 1974 until August 1991. He served as President and Chief Executive Officer of Catalytica, Inc. from August 1991 until December 2000 and as Interim President and Chief Executive Officer from June 1, 2002 to December 31, 2002. Before founding Catalytica, Inc., Dr. Levy was a founding member of Exxon’s chemical physics research team. Dr. Levy also serves on the board of directors of Accelrys, Inc., StemCells, Inc. and Renegy. Dr. Levy has an M.S. from Princeton University and a Ph.D. in chemical engineering from Stanford University. Dr. Levy is an alumnus of Harvard University’s Executive Management Program.

David F. Merrion joined the Catalytica board of directors in January 2004. Mr. Merrion is a retired executive vice president of engineering for Detroit Diesel Corporation, a position he held from 1988 to 1999, during which time he also served on the company’s executive committee. In addition to serving as a consultant to several companies in the diesel industry including Detroit Diesel, for whom he acted as a consent decree compliance auditor, Mr. Merrion is also chairman of Greenvision Technology and serves on the Board of Clean Diesel Technologies, Inc. Mr. Merrion began his career in the diesel industry in 1954, at the Detroit Diesel Engine Division of General Motors. During his 45-year tenure within various divisions of Detroit Diesel, Mr. Merrion held positions of increasing responsibility in application engineering, product engineering, research and development, sales and executive management. Mr. Merrion is an SAE fellow, a member of ASME and a past advisor to the University of California at Riverside. He has also served as president of the Engine Manufacturers Association and as a member of the U.S. Federal Fleet Conversion Task Force, the U.S. Alternative-Fuels Council and the U.S. EPA Mobile Source Technical Advisory Council. Mr. Merrion also participated in the National Academy of Science review of the Partnership for a New Generation of Vehicles (PGNV) research program and has been honored as a lecturer for both SAE Buckendale and ASME Sochiro Honda. Mr. Merrion holds a bachelor’s degree in mechanical engineering from General Motors Institute (Kettering University) and a master’s degree in mechanical engineering from Massachusetts Institute of Technology.

Susan F. Tierney, Ph.D. joined the Catalytica board of directors in December 2001. Dr. Tierney has served since 2003 as a managing principal of Analysis Group Inc., a provider of economic, financial, and business strategy consulting to law firms, corporations, and government agencies, where she specializes in energy industry issues. Previously Dr. Tierney served as Senior Vice President of Lexecon Inc., a leading economics consulting firm, from 1995 to 2003. Dr. Tierney serves on the Renegy board of directors and is Chairperson of the board of directors of The Energy Foundation and Clean Air-Cool Planet, both non-profit organizations. Additionally, she is a board member for the following non-profit organizations: American Council on Renewable Energy (ACORE), Climate Policy Center, and the Northeast States Center for a Clean Air Future. During 2004, she was also Chairperson of the board for the Electricity Innovation Institute (a subsidiary of EPRI), a non-profit organization which develops energy solutions. Before joining Lexecon (and its predecessor company, the Economics Resource Group) in November 1995, Dr. Tierney served in senior positions in federal and state government from 1983 until 1995, most recently as assistant secretary for policy at the U.S. Department of Energy, Secretary of Environmental Affairs for the Commonwealth of Massachusetts and commissioner of the Massachusetts Department of Public Utilities. Previously, she was an assistant professor at the University of California, Irvine from 1978 until 1982. Dr. Tierney has a Ph.D. and a Masters degree in regional planning from Cornell University and a bachelor’s degree from Scripps College.

Robert W. Zack joined the Catalytica board of directors in February 2006. Mr. Zack has served as Catalytica’s President and Chief Executive Officer since July 2005. Mr. Zack also continues to serve as Catalytica’s Chief Financial Officer, a position he has held since April 2003. Prior to that, Mr. Zack had served as Catalytica’s Vice President and Controller since February 2002. Before joining Catalytica, Mr. Zack served as Group Vice President of finance for MicroAge, Inc., a company providing technology products and services. From 1995 to 1999, he served as the Chief Financial Officer of NIENEX. Mr. Zack has held various executive and financial management roles at Active Noise and Vibration Technologies, Pinnacle West Capital Corporation and Arthur Andersen L.L.P. He earned his B.S. in accounting and his MBA from Arizona State University. He is also a certified public accountant.

Mr. Zack temporarily is serving as Renegy’s President, Chief Financial Officer and Chief Executive Officer, prior to the consummation of the proposed transaction, and served as one of its directors for several weeks following Renegy’s incorporation in May 2007. Following the proposed transaction, Mr. Zack will serve as Executive Vice President and Chief Financial Officer of Renegy.

Independence of Members of Catalytica’s Board of Directors and Committees

Catalytica’s Board of Directors has determined that six of its seven current members — Richard A. Abdoo, William B. Ellis, Howard I. Hoffen, Ricardo B. Levy, David F. Merrion, and Susan F. Tierney — are “independent,” as such term is defined in Marketplace Rule 4200(a)(15) of the NASDAQ Stock Market. No directors are members of Committees of Catalytica’s Board of Directors who are not independent under such Committee independence standards.

Non-Director Executive Officers

William J. McMahon serves as president of SCR-Tech, LLC, a subsidiary of Catalytica, a position he has held since March 2005. Before joining Catalytica, Mr. McMahon served as Group Vice President of the Ultrapure Water division of Ionics, Inc. from 2000 to 2004. From 1997 to 2000, he held several executive level positions including Chairman, President and Chief Executive Officer of Pantellos; President and Chief Executive Officer of Stone & Webster Sonat Energy Resources; and President of Stone & Webster Energy Services Inc. From 1978 to 1997, Mr. McMahon held positions at DB Riley, Inc. and at The Babcock & Wilcox Company. Mr. McMahon earned a B.S. degree in Nuclear Engineering from Georgia Institute of Technology and an MBA from Xavier University.

There are no family relationships between any of the directors or executive officers of Catalytica.

Management of the Snowflake Entities

The following table sets forth the ages (as of the date of this proxy statement/prospectus) and present positions of the management of the Snowflake entities.

Name	Age	Position

Robert M. Worsley	51	Manager and President
Scott K. Higginson	51	Executive Vice President

Robert M. Worsley is the founder of each of Snowflake, Renegy LLC and Renegy Trucking, and has been the Manager and President of the companies since their inceptions in 2003, 2004 and 2005, respectively. Prior to that, Mr. Worsley was the Chairman of the Board, Chief Executive Officer and President of SkyMall, Inc., which he founded in 1989. Mr. Worsley retired from SkyMall in 2003. From 1985 to 1989, Mr. Worsley was a principal of ExecuShare, Inc., an executive services firm that provided time-shared financial executives for small companies. From 1980 to 1985, Mr. Worsley was an accountant with Price Waterhouse, a public accounting firm, where he most recently held the position of Audit Manager. Mr. Worsley has a bachelor’s degree in accounting from Brigham Young University. Mr. Worsley was a Certified Public Accountant for over twenty years.

Scott Higginson has served as Executive Vice President of Snowflake and Renegy LLC since joining NZ Legacy, the parent company of the Snowflake entities, in January 2005, and has served as Executive Vice President of Renegy Trucking since its inception in May 2005. From 2001 to 2005, Mr. Higginson was an owner of FourSquare Group, a government and public affairs consulting firm that represented clients on issues related to natural resources, healthcare, agriculture and renewable energy at the federal, state and local levels of government in Arizona and Nevada. From 1995 to 2001, Mr. Higginson was the corporate Vice President of Government and Public Affairs at Del Webb Corporation. From 1989 to 1995, Mr. Higginson served two terms on the Las Vegas City Council and was the owner of a public relations and advertising consulting business focusing on business communications and political campaign management. Mr. Higginson has a bachelors’ degree in political science and journalism from Brigham Young University.

There are no family relationships between Mr. Worsley and Mr. Higginson.

Executive Compensation and Other Matters

Executive Compensation Relating to Renegy

Renegy has not yet paid any compensation to its directors or executive officers, or any person expected to become a director or executive officer of Renegy. The compensation of Robert Zack, Robert Worsley and Scott Higginson will be governed by their respective employment agreements with Renegy. In addition, the form and amount of the compensation to be paid to Renegy’s directors and executive officers in any future period will be determined by the compensation committee of the Renegy board of directors.

Executive Compensation Relating to Catalytica

The following table sets forth certain summary information concerning the annual compensation received for services rendered to Catalytica during the fiscal year ended December 31, 2006 by: (i) Robert W. Zack, Catalytica’s President, Chief Executive Officer and Chief Financial Officer on December 31, 2006, and (ii) each of the other most highly compensated executive officers of Catalytica during 2006, of which there was one serving as an executive officer of Catalytica on December 31, 2006. We refer to the individuals appearing on this table collectively as the named executive officers.

Summary Compensation Table

							Nonqualified
						Non-Equity	Deferred
				Stock	Option	Incentive Plan	Compensation	All Other
Name and		Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation		Total
Principal Position	Year	($)	($)(3)	($)(6)	($)(6)	($)	($)	($)(4)		($)

Robert W. Zack	2006	260,000	175,500	18,750	67,228			18,218	(1)	539,696
President, Chief Executive Officer, Chief Financial Officer
William J. McMahon	2006	200,000	129,500		8,846			39,760	(2)	378,106
President, SCR-Tech, LLC
Ralph A. Dalla Betta	2006	171,313			25,852		152,408	636,345	(5)	985,918
Former Vice President and Chief Technology Officer

(1)	Amounts under “All Other Compensation” include contributions by Catalytica of (i) $12,320 in 2006 under its 401(k) plan; (ii) $1,260 in 2006 for supplemental life insurance premiums and (iii) $4,638 in 2006 for supplemental disability premiums.

(2)	Amounts under “All Other Compensation” include contributions by Catalytica of (i) $12,320 in 2006 under its 401(k) plan; and (ii) $27,440 in 2006 in relocation costs.

(3)	Represents bonuses accrued in the year of service whether paid during the year of service or thereafter.

(4)	Includes 401(k) matching contributions accrued in the year of service whether paid during the year of service or the following year.

(5)	Amounts under “All Other Compensation” include contributions by Catalytica of $7,520 in 2006 under its 401(k) plan; (ii) $5,810 in 2006 for supplemental life insurance premiums; (iii) $3,298 in 2006 for supplemental disability premiums; (iv) $385,355 paid in 2006 in conjunction with his severance agreement as detailed in “— Executive Compensation and Other Matters — Employment Contracts and Termination of Employment and Change-in-Control Arrangements” below; (v) $215,000 in consideration of Dr. Dalla Betta’s assistance with the sale of Catalytica’s diesel business to Eaton Corporation and his significant contributions to the Catalytica and its predecessors since 1976; and (vi) $19,632 for accrued vacation in connection with the termination of his employment effective October 25, 2006.

(6)	Amounts set forth in the Stock Awards and Option Awards columns represent the aggregate amount recognized for financial statement reporting purposes, disregarding the estimate of forfeitures related to service-based vesting conditions, but otherwise computed in accordance with the Statement of Financial Accounting Standards (“SFAS”) No 123, as amended by SFAS No. 123(R), “Share-Based Payment,”(“SFAS 123(R)”) based on the assumptions set forth in Note 8 to Catalytica’s consolidated financial statements for the fiscal year ended December 31, 2006, as filed with the registration statement on Form S-4 of which this proxy statement/prospectus is a part. There were no equity award forfeitures by the named executive officers during fiscal 2006. Restricted stock awards are computed in accordance with SFAS 123(R) based on the closing stock price on the grant date. These amounts reflect Catalytica’s accounting expense for these awards, and do not reflect the actual value that will be recognized by the named executive officers.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth the outstanding Catalytica equity awards at the end of the fiscal year ended December 31, 2006 held by each of the named executive officers:

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards							Stock Awards
											Equity	Incentive
											Incentive	Plan
											Plan	Awards:
					Equity						Awards:	Market
					Incentive						Number of	Value or
					Plan						Unearned	Payout
					Awards:			Number		Market	Shares,	Value of
	Number of		Number of		Number of			of Shares		Value of	Units or	Unearned
	Securities		Securities		Securities			or Units		Shares or	Other	Shares, Units
	Underlying		Underlying		Underlying			of Stock		Units of	Rights	or Other
	Unexercised		Unexercised		Unexercised	Option	Option	That		Stock That	that Have	Rights That
	Options (#)		Options (#)		Unearned	Exercise	Expiration	Have Not		Have Not	Not Vested	Have Not
Name	Exercisable(1)		Unexercisable (#)		Option (#)	Price ($)	Date	Vested (#)		Vested ($)	(#)	Vested ($)

Robert W. Zack								34,375	(4)	71,156
	10,000					3.55	4/1/2012
	85,000					2.76	2/10/2013
	10,000					3.45	8/29/2013
	70,000					4.03	1/26/2014
	25,600					2.41	1/31/2015
	35,625		154,375	(2)		1.15	3/22/2016
	1,042		48,958	(3)		1.35	11/6/2016
William J. McMahon	50,000					1.91	5/3/2015
	4,688		20,312	(5)		1.15	3/22/2016
Ralph Dalla Betta	750					5.60	1/25/2007
	11,000					12.00	1/25/2007
	4,900					21.60	1/25/2007
	6,100					21.00	1/25/2007
	7,091					14.31	1/25/2007
	8,000					16.94	1/25/2007
	64,800					3.53	1/25/2007
	51,600					2.76	1/25/2007
	10,000					3.45	1/25/2007
	50,000					4.03	1/25/2007
	26,500					2.41	1/25/2007
	35,200	(6)				1.15	3/22/2016

(1)	In anticipation of implementation of SFAS No. 123(R), “Shared-Based Payments,” at December 31, 2005 Catalytica accelerated vesting of all unvested option grants at that date. The options subject to acceleration remain exercisable throughout the original term of each option award. However, executives that remain employed with Catalytica have agreed not to exercise their options until they would otherwise come due under the original vesting schedule.

(2)	Mr. Zack’s unexercisable options vest as follows: 3,958 on January 22, 2007 and on each 22nd of the month through March 22, 2010.

(3)	Mr. Zack’s unexercisable options vest as follows: 1,042 on January 6, 2007 and on each 6th of the month through November 6, 2010.

(4)	Mr. Zack’s unvested restricted stock units vest as follows: 3,125 on March 22, 2007 and each 3rd month thereafter through September 22, 2009.

(5)	Mr. McMahon’s unexercisable options vest as follows: 521 on January 22, 2007 and on each 22nd of the month through March 22, 2010.

(6)	Per the terms of the March 22, 2006 stock option grant, the vesting of Mr. Dalla Betta’s unexercisable options was accelerated, effective as of his employment termination date on October 25, 2006.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements

On September 22, 2005 Catalytica entered into an agreement with Robert W. Zack that provides, among other things, that if Mr. Zack is involuntarily terminated other than for cause (as such terms are defined in the agreement) and not in connection with a change of control (as defined in the agreement), he will receive 200% of his annual compensation (including annual target bonus) and subsidized COBRA premiums for himself and his eligible dependents for up to a maximum of eighteen (18) months. Further, if Mr. Zack is involuntarily terminated other than for cause in connection with a change of control, he will receive, in severance and non-competition payments, 200% of his annual compensation (including his annual target bonus) plus a pro rata cash payment of the current year target bonus award, less any “change of control retention payments” (as described below) already paid to him, continued employee benefits (100% company-paid) for up to two years from the date of the involuntary termination (for himself and his eligible dependents, if the coverage prior to the involuntary termination included such dependents), and full acceleration of any unvested portion of any stock options or restricted stock units held by Mr. Zack. Additionally, in the event of a change of control where Mr. Zack employed by the acquiring entity in the position of Chief Financial Officer or a greater position, he will receive change of control retention payments as follows: 1/3 of his annual compensation on the date of the change of control, another 1/3 of his annual compensation six months following the change of control and a final 1/3 of his annual compensation one year following the change of control, subject to his continued employment by the acquiring entity through such dates. The foregoing severance benefits and change of control retention payments are conditioned upon Mr. Zack’s agreement, for one year following his termination from Catalytica, not to engage in, or have any ownership interest in or participate in the financing, operation, management or control of, any entity or business that competes with Catalytica or is a customer or client of Catalytica.

On March 23, 2007, Catalytica entered into an Amended and Restated Employment Agreement with Mr. Zack. The agreement provides for a base salary of $300,000, which may be increased in 2008 and subsequent years by Catalytica’s Board of Directors or the Compensation Committee of Catalytica. In addition, Mr. Zack will be eligible to receive an annual bonus on account of Catalytica’s 2007 fiscal year performance with a target payment equal to 125% of his base salary. In 2008 and subsequent years, the target bonus may be increased by Catalytica’s Board of Directors or the Compensation Committee of Catalytica. The target bonus may be paid in a combination of cash and equity compensation, provided that the cash component will be no less than 50% of the bonus. The agreement also provides that if Mr. Zack is involuntarily terminated other than for cause (as such terms are defined in the agreement) and not in connection with a change of control (as defined in the agreement) of Catalytica, he will receive (i) an aggregate cash amount equal to 200% of his annual compensation (an amount equal to the greater of Mr. Zack’s base salary for the twelve (12) months preceding a change in control plus his target bonus for the same period), or (ii) Mr. Zack’s base salary on an annualized basis and his target bonus as of the termination date) plus a pro rata cash payment of his target bonus and subsidized COBRA premiums for himself and his eligible dependents for up to a maximum of eighteen (18) months. Further, if Mr. Zack is involuntarily terminated other than for cause in connection with a change of control at any time after an announcement of a change of control (which would include the proposed merger), and prior to 24 months following a change of control or the announcement of a change of control, whichever comes later, he will receive a cash payment in an amount equal to 200% of his annual compensation plus a pro rata cash payment of his target bonus, less any “change of control retention payments” (as described below) already paid to him. Mr. Zack will also receive continued employee benefits (100% company-paid) for up to two years from the date of his involuntary termination (for himself and his eligible dependents, if the coverage prior to the involuntary termination included such dependents), and accelerated vesting for all of his unvested stock options or restricted stock (including restricted stock units). In the event of a change of control where Mr. Zack is employed by the acquiring entity in the position of Chief Financial Officer or a greater position, he will receive change of control retention payments as follows: 1/3 of his annual compensation on the date of the change of control, another 1/3 of his annual compensation six months following the change of control and a final 1/3 of his annual compensation one year following the change of control, subject to Mr. Zack’s continued employment by the acquiring entity through such dates. The foregoing severance benefits and change of control retention payments are conditioned upon Mr. Zack’s agreement, for one year following his termination from Catalytica, not to engage in, or have any ownership interest in or participate in the financing, operation, management or control of, any entity or business that competes with Catalytica or is a customer or client of Catalytica. The Amended and Restated Employment Agreement superseded the Employment Agreement entered into between Robert Zack and Catalytica dated September 27, 2005. In connection with the proposed transaction, on May 8, 2007, Catalytica and Mr. Zack executed an acknowledgement letter agreement which clarifies and confirms the parties’ understanding concerning certain aspects of Mr. Zack’s Amended and Restated Employment Agreement with Catalytica dated March 23, 2007 and amends certain tax provisions contained therein. Specifically, the letter agreement provides, in pertinent part, for Mr. Zack’s acknowledgement that his employment agreement will be assumed by Renegy as of the closing of the merger and that the merger constitutes a change of control for purposes of the employment agreement, thus entitling Mr. Zack to certain change of control retention payments as described above. In addition, the letter agreement provides clarification of the treatment of Mr. Zack’s severance benefits intended to comply with final regulations issued under Section 409A of the Code.

On September 27, 2005, Catalytica entered into a retention agreement with Ralph Dalla Betta that provides, among other things, that if Dr. Dalla Betta is involuntarily terminated other than for cause (as such terms are defined in the agreement) and such termination is not in connection with a change of control (as defined in the agreement) of Catalytica, then Dr. Dalla Betta will receive 100% of his annual compensation (including annual target bonus) and subsidized COBRA premiums for himself and eligible dependents for up to a maximum of twelve (12) months. Further, if Dr. Dalla Betta is involuntarily terminated, other than for cause, in connection with a change of control of Catalytica, he will receive (i) 200% of his annual compensation (including his annual target bonus) plus a pro rata cash payment of the current year target bonus award, less any “change of control retention payments” (as described below) already paid to him, (ii) continued employee benefits (100% company-paid) for himself and eligible dependents for up to two years from the date of this involuntary termination, and (iii) full acceleration of any unvested portion of any stock options or restricted stock units held by him. In the event of a change of control where Dr. Dalla Betta is employed by the acquiring entity in the position of Chief Technical Officer or a greater position, he will receive change of control retention payments equal to 2/3 of his annual compensation on the date of the change of control, another 2/3 of annual compensation six months following the change of control and a final 2/3 of annual compensation on the one year anniversary of the change of control, subject to his remaining employed by the acquiring entity through such dates. The foregoing severance benefits and change of control retention payments are conditioned upon Dr. Dalla Betta’s agreement, for one year following his termination from Catalytica, not to engage in, or have any ownership interest in or participate in the financing, operation, management or control of, any entity or business that competes with Catalytica or is a customer or client of Catalytica. On October 25, 2006, Dr. Dalla Betta’s employment was terminated and Catalytica paid Dr. Dalla Betta $385,355 pursuant to his agreement with Catalytica, as payment for a termination other than for cause and not in connection with a change of control of Catalytica, representing 100% of his annual compensation (including annual target bonus). In addition, in connection with Catalytica’s sale of its diesel business to Eaton Corporation, the Compensation Committee of the Board of Directors awarded Dr. Dalla Betta a bonus in the amount of $215,000 in consideration of Dr. Dalla Betta’s assistance with the sale of the diesel business and his significant contributions to Catalytica and its predecessors since 1976.

In connection with the commencement of his employment in March 2005, William J. McMahon signed a Change of Control Severance Agreement effective on March 17, 2005 that provides for the following benefits in the event he is involuntarily terminated other than for cause (as such terms are defined in the agreement) in connection with a change of control (as defined in the agreement) of Catalytica or SCR-Tech: (1) 50% of his annual compensation plus a pro-rata portion of the current year target bonus, and (2) continued employee benefits (100% company-paid) for up to six months from the date of an involuntary termination (for himself and his eligible dependents, if the coverage prior to the involuntary termination included such dependents). Additionally, if Mr. McMahon is involuntarily terminated without cause at any time, he is entitled pursuant to his offer letter dated March 16, 2005 to a severance payment of 50% of his annual salary and medical benefits for a period of six months.

On January 10, 2007, Catalytica entered into an employment agreement with William J. McMahon, effective as of January 1, 2007, which replaces and supersedes in its entirety the letter agreement between Catalytica and Mr. McMahon dated as of March 16, 2005 and the Change of Control Severance Agreement between Catalytica and Mr. McMahon dated as of March 17, 2005, which governed Mr. McMahon’s employment with Catalytica prior to such effective date. The employment agreement provides, among other things, that if Mr. McMahon is involuntarily terminated other than for cause (as such terms are defined in the agreement) and not in connection with a change of control (as defined in the agreement) of Catalytica or SCR-Tech then Mr. McMahon will be entitled to receive a cash payment equal to 100% of his then base salary and subsidized COBRA premiums for himself and his eligible dependents for up to a maximum of 12 months. Further, if Mr. McMahon is involuntarily terminated other than for cause at any time after an announcement of a change of control of Catalytica or SCR-Tech (which would include the proposed merger), and prior to 24 months following a change of control of Catalytica or SCR-Tech or the announcement of a change of control of Catalytica of SCR-Tech, whichever comes later, then Mr. McMahon will be entitled to receive a cash payment in an amount equal to (A) 100% of the sum of his base salary and target bonus for the 12 months preceding the change of control (or if greater, the sum of his annualized base salary and his target bonus as of the date of the termination) if the amount of consideration payable in such change of control to Catalytica or its stockholders (less certain amounts held by Catalytica or its affiliates and intra-company debt in a change of control not involving Catalytica) is less than $5 million, (B) 150% of the sum of his base salary and target bonus for such period (or if greater, the sum of his annualized base salary and his target bonus as of the date of the termination) if the amount of such consideration is at least $5 million but less than $10 million, or (C) 200% of the sum of his base salary and target bonus for such period (or if greater, the sum of his annualized base salary and his target bonus as of the date of the termination) if the amount of such consideration is $10 million or more; and 100% company-paid health, dental and life insurance coverage at the same level of coverage as was provided to him and his dependents immediately prior to the termination for up to a maximum of two years from the date of his termination. The foregoing severance benefits are conditioned upon Mr. McMahon’s agreement, for one year following his termination from Catalytica, not to engage in, or have any ownership interest in or participate in the financing, operation, management or control of, any entity or business that competes with Catalytica or is a customer or client of Catalytica.

Unless otherwise determined by Catalytica’s board of directors, the 1995 Stock Plan provides for the automatic acceleration of vesting of all outstanding options (such that they become exercisable in full) in the event of a “change in control,” as defined in the 1995 Stock Plan, on the date six months after the change in control or upon any earlier involuntary termination of the affected employee by the successor corporation. In connection with the proposed merger, the board of directors of Catalytica in May 2007 authorized and approved, contingent on the closing of the transaction, the acceleration of any unvested portion, as of immediately prior to the closing, of all outstanding options and other equity awards under the 1995 Stock Plan; provided, however, that if the closing does not occur, no such acceleration of vesting will occur. The board’s approval of such acceleration will result in equity awards under the 1995 Stock Plan accelerating sooner (by six months) than they would have under the terms of the 1995 Stock Plan. Any such acceleration for outstanding options or equity awards held by any director or officer of Catalytica is conditioned upon such director or officer, as the case may be, executing a stock restriction agreement or similar instrument whereby he or she agrees not to sell any shares underlying any such option or equity award until the date that such share would have otherwise vested without regard to the aforementioned acceleration approved by the board of directors of Catalytica in May 2007 (i.e., six months following the change of control).

Director Compensation Table

The following table describes the compensation paid to the members of the Catalytica board of directors in the fiscal year ended December 31, 2006:

	Fees
	Earned			Non-Equity	Nonqualified
	or Paid	Stock	Option	Incentive Plan	Deferred	All Other
	in Cash	Awards	Awards ($)	Compensation	Compensation	Compensation	Total
Name	($)(1)	($)	(2)(3)(4)(5)	($)	Earnings ($)	($)	($)

Richard A. Abdoo	48,500	—	6,308	—	—	—	54,808	(8)
William B. Ellis	34,000	—	6,308	—	—	—	40,308	(9)
Howard I. Hoffen	31,000	—	6,308	—	—	—	37,308	(10)
Ricardo B. Levy	65,500	—	12,616	—	—	—	78,116	(11)
David F. Merrion	32,000	—	6,308	—	—	—	38,808	(12)
Frederick O’Such(6)	13,000		1,050				14,050	(13)
Susan F. Tierney	32,500	—	6,308	—	—	—	38,808	(14)
John A. Urquhart(7)	14,000		1,050				15,050	(15)

(1)	Catalytica reports in this column the cash value of board retainer fees, committee chair fees, and board and committee meeting fees earned by each non-employee director in 2006 irrespective of whether they were paid in 2006.

(2)	Non-employee directors of Catalytica each received options to purchase 10,000 shares of Catalytica’s common stock in 2006 at an exercise price of $1.15 for each option granted.

(3)	Non-Qualified stock options granted March 22, 2006. These options become exercisable in 12 equal monthly installments commencing one month after the date of grant such that options become fully vested one year from the date of grant, and expire no later than ten years from the date of grant.

(4)	An additional option to purchase 10,000 shares of Catalytica’s common stock at an exercise price of $1.15 granted to Dr. Levy for service to Catalytica as its representative on the board of directors of NovoDynamics, Inc.

(5)	Amounts set forth in the Option Awards columns represent the aggregate amount recognized for financial statement reporting purposes, disregarding the estimate of forfeitures related to service-based vesting conditions, but otherwise computed in accordance with the Statement of Financial Accounting Standards (SFAS) No. 123, as amended by SFAS No. 123(R), “Share-Based Payment,” based on the assumptions set forth in Note 8 to Catalytica’s consolidated financial statements for the year ended December 31, 2006, as filed with the registration statement on Form S-4 of which this proxy statement/prospectus is a part.

(6)	Frederick M. O’Such resigned from the Catalytica board of directors effective the date of the 2006 Catalytica annual meeting of stockholders, which took place on June 8, 2006.

(7)	John A. Urquhart resigned from the Catalytica Board of Directors effective the date of the 2006 Catalytica annual meeting of stockholders, which took place on June 8, 2006.

(8)	As of December 31, 2006, Richard A. Abdoo had 35,000 option awards outstanding.

(9)	As of December 31, 2006, William B. Ellis had 54,000 option awards outstanding.

(10)	As of December 31, 2006, Howard I. Hoffen had 68,000 option awards outstanding.

(11)	As of December 31, 2006, Ricardo B. Levy had 176,039 option awards outstanding.

(12)	As of December 31, 2006, David F. Merrion had 40,000 option awards outstanding.

(13)	As of December 31, 2006, Frederick O’Such had no option awards outstanding.

(14)	As of December 31, 2006, Susan Tierney had 65,000 option awards outstanding.

(15)	As of December 31, 2006, John A. Urquhart had no option awards outstanding.

Effective for the fiscal year commencing January 1, 2007, directors who are not officers of Catalytica each receive an annual retainer for their services in the amount of $30,000, plus reimbursement of expenses, and the Chairman of the Board and the Vice Chairman of the Board receive additional annual compensation of $45,000 and $40,000, respectively. Directors who are employed by Catalytica do not receive any compensation for their Board activities. Committee chairs receive additional compensation of $2,500 per committee meeting attended. Committee members receive $2,000 for each committee meeting attended in person or $1,500 for each committee meeting attended telephonically.

Executive Compensation Relating to the Snowflake Entities

The following table sets forth certain summary information concerning the annual compensation received for services rendered to the Snowflake entities during the fiscal year ended December 31, 2006 by: (i) Robert M. Worsley, the Manager and President of each of the Snowflake entities, and (ii) Scott K. Higginson, the Executive Vice President of each of the Snowflake entities.

Summary Compensation Table

							Nonqualified
						Non-Equity	Deferred
				Stock	Option	Incentive Plan	Compensation	All Other
Name and		Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation		Total
Principal Position	Year	($)	($)(3)	($)	($)	($)	($)	($)		($)

Robert M. Worsley	2006	—	—	—	—	—	—	—		—
Manager and President
Scott K. Higginson	2006	162,019	—	—	—	—	—	5,000	(1)	167,019
Executive Vice President

(1)	Amounts under “All Other Compensation” include contributions by affiliates of the Snowflake entities of $5,000 in 2006 to a health savings account for the benefit of Mr. Higginson.

Each of the Snowflake entities are, and have been since inception, indirect, wholly-owned subsidiaries of NZ Legacy, LLC, an Arizona limited liability company that is beneficially owned and controlled by Robert Worsley. There have been no equity awards to the management of the Snowflake entities to date. The Snowflake entities do not compensate Mr. Worsley for his services as Manager and President, except that, in fiscal 2007, affiliates of the Snowflake entities contributed $5,600 to a health savings account for the benefit of Mr. Worsley.

There are no employment agreements with any employees of the Snowflake entities. In the future, the Snowflake entities may enter into employment agreements with employees that they may hire.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS
AND CERTAIN CONTROL PERSONS

Certain Relationships and Related Party Transactions of Catalytica

Dr. Ricardo Levy, the Chairman of the Catalytica board of directors, has a personal investment in NovoDynamics, Inc. (NovoDynamics), which constitutes less than 2% of NovoDynamics’ outstanding equity. Dr. Levy also serves as a director of NovoDynamics. Catalytica owns approximately 31% of NovoDynamics’ outstanding equity.

Effective January 1, 2007, Catalytica entered into a one-year consulting agreement with Richard Abdoo, the Vice Chairman of the Catalytica board of directors. The agreement provides that Mr. Abdoo will provide assistance to Catalytica and its management with respect to its subsidiary, SCR-Tech, LLC, including assisting on business strategy and customer matters. The consulting agreement provides compensation to Mr. Abdoo in the form of restricted stock units having a value on the date of grant of January 25, 2007 of $60,000, rounded down to the nearest whole share, with such units vesting monthly during 2007. Mr. Abdoo also is entitled to be reimbursed for reasonable travel and other out-of-pocket expenses incurred by him in rendering such services. The consulting agreement also contains customary invention assignment, confidentiality and other similar provisions.

Certain Relationships and Related Party Transactions of the Snowflake Entities

In 2006, R. Worsley or his affiliates contributed equity in the form of cash to each of Snowflake, Renegy LLC and Renegy Trucking in the amount of $4,939,000, $4,779,000 and $1,342,000, respectively. In addition, as of September 8, 2006, in connection with obtaining credit with CoBank, ACB, R. Worsley assumed responsibility for satisfying the obligations of the Snowflake entities under the existing credit agreement with Comerica Bank. As a result, $1,637,500 of liabilities under the credit agreement was converted into equity of Snowflake.

The business operations of the Snowflake entities are currently conducted at certain office facilities located in Mesa, Arizona that are owned by their affiliate New Mexico and Arizona Land Company, LLC and at the home office of R. Worsley and his spouse. No cost is charged to the Snowflake entities for the use of such facilities.

NZ Milky Ranch, LLC, which is beneficially owned and controlled by R. Worsley, allows the Snowflake entities to use, free of charge, a barn near Holbrook, Arizona for the storage of certain power plant equipment.

NZ Legacy Ranch, LLC, which is beneficially owned and controlled by R. Worsley, allows the Snowflake entities to use, free of charge, a lodge near Heber, Arizona for lodging and entertainment purposes.

The Snowflake entities utilize free of charge the services of employees of NZ Legacy Ranch, LLC for cleaning of the Snowflake entities’ facilities.

R. Worsley, the Manager of each of the Snowflake entities, receives no compensation from the Snowflake entities for his services, except that in fiscal 2007, affiliates of the Snowflake entities contributed $5,600 to a health savings account for the benefit of Mr. Worsley.

Certain expenses of the Snowflake entities were paid by affiliates and were treated as capital contributions. These expenses include payroll expenses for certain employees of the Snowflake entities, legal fees and travel, meals and entertainment expenses paid by NZ Legacy Ranch, LLC, and interest charges paid by NZ Trust, LLC.

Prior to the closing of the transaction, NZ Legacy, LLC, which is beneficially owned and controlled by R. Worsley, will assign to Snowflake an agreement with Arizona State University under which Arizona State University agreed to perform research from April 2006 to April 2009 regarding conversion of certain types of waste solids into flammable gases for electricity generation. Approximately $266,161 is payable by NZ Legacy to ASU under the contract, of which approximately $117,217 has been paid as of June 30, 2007. Additionally, prior to the closing of the transaction, NZ Legacy, LLC will assign to Snowflake various non-disclosure agreements, non-binding term sheets and memoranda of understanding with third parties unrelated to the Snowflake entities regarding potential future renewable energy projects.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

All shares of Renegy common stock outstanding are currently beneficially owned by Catalytica. All outstanding equity interests of the three Snowflake entities are beneficially owned by the Worsley Trust, which is controlled by R. Worsley and C. Worsley.

The following table sets forth information regarding the beneficial ownership of Catalytica’s common stock as of June 30, 2007, as to (i) each person who is known by Catalytica to own beneficially more than 5% of its outstanding common stock, (ii) each of the executive officers and other persons named in Catalytica’s Summary Compensation Table, (iii) each director of Catalytica, and (iv) all directors and executive officers of Catalytica as a group.

The table is based on information supplied by Catalytica’s officers, directors, principal stockholders and Schedules 13D and 13G and other documents filed with the SEC. The number of shares of Catalytica common stock beneficially owned by each 5% stockholder, director or executive officer is determined under the rules of the SEC. Under the SEC rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and also includes any shares of common stock that the individual or entity has the right to acquire within 60 days after June 30, 2007 through the exercise of stock options, and any reference in the footnotes to this table to shares subject to stock options refers only to stock options that are so exercisable. For purposes of computing the percentage of outstanding shares of Catalytica’s common stock held by each individual or entity, all shares of common stock subject to options currently exercisable or exercisable within 60 days after June 30, 2007 are deemed to be outstanding for the purpose of computing the percentage ownership of the individual or entity holding such options, but are not deemed to be outstanding for computing the percentage ownership of any other individual or entity. Unless otherwise indicated below, Catalytica believes that each stockholder named in the table has sole or shared voting and investment power with respect to all shares beneficially owned, subject to applicable community property laws. The inclusion in the table of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of those shares. Unless otherwise indicated, the address of each listed stockholder is c/o Catalytica Energy Systems, Inc., 301 West Warner Road, Suite 132, Tempe, AZ 85284-2961.

	Shares of Common Stock
	Beneficially Owned
		Percentage
Name of Person or Identity of Group	Number	Ownership(1)

AWM Investment Company, Inc.(2)	3,999,757	21.82%
153 East 53rd Street, 55th floor
New York, New York 10022
Metalmark Capital LLC(3)	3,386,748	18.47%
1177 Avenue of the Americas
New York, New York 10036
Farallon Capital Management, L.L.C.(4)	2,274,960	12.41%
One Maritime Plaza, Suite 1325
San Francisco, California 94111
Howard I. Hoffen(5)	3,464,849	18.83%
Ricardo B. Levy(6)	422,492	2.28%
Robert W. Zack(7)	310,225	1.67%
Richard A. Abdoo(8)	89,344	*
William B. Ellis(9)	76,453	*
Susan F. Tierney(10)	75,101	*
William J. McMahon(11)	85,678	*
David F. Merrion(12)	50,101	*
All current executive officers and directors as a group (8 persons)(13)	4,574,243	23.87%

*	Less than 1%

(1)	Based upon 18,334,508 shares of common stock outstanding as of June 30, 2007.

(2)	Based solely on information as of December 13, 2006 as set forth in Schedule 13D filed on December 13, 2006. Includes 899,692 shares of common stock owned by Special Situations Cayman Fund, L.P. (SSCF), 253,101 shares of common stock owned by Special Situations Fund III, L.P. (SSF) and 2,846,964 shares of common stock owned by Special Situations Fund III QP, L.P. (SSFQ). AWM Investment Company, Inc. (AWM) serves as general partner of SSCF, SSF and SSFQ and may be deemed to be the beneficial owner of the shares of Catalytica common stock held by these entities. Austin W. Marxe (Marxe) and David M. Greenhouse (Greenhouse) are the controlling principals of AWM, the general partner of and investment adviser to SSCF. AWM also serves as the general partner of MGP Advisers Limited Partnership, the general partner of and investment adviser to SSF and the general partner of SSFQ. AWM serves as the investment adviser to SSFQ.

(3)	Consists of 2,995,781 shares owned by Morgan Stanley Capital Partners III, L.P. (MSCP III), 84,253 shares owned by Morgan Stanley Capital Investors, L.P. (MSCI), and 306,714 shares owned by MSCP III 892 Investors, L.P. (MSCP III 892). Pursuant to a subadvisory agreement between certain affiliates of Morgan Stanley and Metalmark Capital LLC (Metalmark) and Metalmark Subadvisor LLC, Metalmark agreed to manage MSCP III and MSCP III 892 on a subadvisory basis, and as a result, may be deemed to beneficially own 3,302,495 shares. In addition, under the subadvisory arrangement, MSCI, a fund related to MSCP III and MSCP III 892, is effectively obligated to vote or direct the vote and to dispose or direct the disposition of any common stock owned directly by it on the same terms and conditions as MSCP III and MSCP 892. Metalmark is an independent private equity firm managed by Howard I. Hoffen and senior team members formerly from Morgan Stanley Capital Partners. Mr. Hoffen disclaims beneficial ownership of all shares owned by these entities, except to the extent of his pecuniary interest therein.

(4)	Based solely on information as of December 31, 2006 as set forth in a Form 3 filed on January 9, 2007. The aggregate 2,274,960 shares are owned directly by Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., Farallon Capital Institutional Partners II, L.P., Farallon Capital Institutional Partners III, L.P. and Tinicum Partners, L.P. (collectively, the Partnerships) and by a discretionary account (the Managed Account) managed by Farallon Capital Management, L.L.C. (FCMLLC). As the general partner to each of the Partnerships, Farallon Partners, L.L.C. (FPLLC) may be deemed to be the beneficial owner of Catalytica’s securities held by each of the Partnerships. FCMLLC, as the registered investment advisor to the Managed Account, may be deemed to be the beneficial owner of Catalytica’s securities held by the Managed Account. Each of Noonday G.P. (U.S.), L.L.C. (NGPUS) and Noonday Asset Management, L.P. (NAMLP), as a sub-investment adviser to the Partnerships and the Managed Account, may be deemed to be the beneficial owner of Catalytica’s securities held by the Partnerships and the Managed Account. As the general partner of NAMLP, Noonday Capital, L.L.C. (NCLLC) may be deemed to be the beneficial owner of the Issuer’s securities held by the Partnerships and the Managed Account. Effective as of January 1, 2007, Douglas M. McMahon (McMahon) became a managing member of FPLLC and FCMLLC, and as a result McMahon may be deemed to be the beneficial owner of Catalytica’s securities held by the Partnerships and the Managed Account. All of such securities of Catalytica have been previously reported by the Partnerships, FCMLLC on behalf of the Managed Account and other related entities and individuals on the Forms 4 filed on July 8, 2004 by the Partnerships, FCMLLC on behalf of the Managed Account and the other entities and individuals listed on such forms. NGPUS, NAMLP, NCLLC and David I. Cohen also filed a Form 3 with respect to such securities on January 4, 2005. Saurabh K. Mittal also filed a Form 3 with respect to such securities on October 11, 2005. Jason E. Moment also filed a Form 3 with respect to such securities on January 10, 2006. There have been no transactions in such securities by any such entities or individuals since such forms were filed. McMahon, FCMLLC, NGPUS, NAMLP and NCLLC and the individuals identified on the prior Form 3s and 4s disclaim any beneficial ownership of any of Catalytica’s securities reported or referred to herein for purposes of Rules 16a-1(a) under the Securities Exchange Act of 1934, as amended (the 34 Act). FPLLC disclaims any beneficial ownership of any of Catalytica’s securities reported or referred to herein for purposes of Rule 16a-1(a) under the 34 Act, or otherwise, except as to securities representing FPLLC’s pro rata interest in, and interest in the profits of, the Partnerships. McMahon, together with the entities and individuals identified in this footnote, may be deemed members of a group holding equity securities of Catalytica. The foregoing will not be deemed to be an admission that such entities and individuals are member of such group

(5)	Includes 70,525 shares of common stock issuable upon exercise of options and vesting of restricted stock units held by Mr. Hoffen, which are exercisable within 60 days of June 30, 2007, and 3,386,748 shares beneficially owned by Metalmark Capital LLC as described in footnote (3) above. Mr. Hoffen disclaims beneficial ownership of the shares beneficially owned by Metalmark Capital LLC and the entities described in footnote (3), except to the extent of his pecuniary interest in such entities.

(6)	Includes (i) 178,564 shares of common stock issuable upon exercise of options and vesting of restricted stock units held by Dr. Levy, which are exercisable within 60 days of June 30, 2007, (ii) 229,647 shares of common stock held by the Levy Family Trust, of which Dr. Levy serves as trustee and (iii) 6,705 shares of common stock held by the Polly Jean Cusumano Trust, of which Dr. Levy serves as trustee. Dr. Levy disclaims beneficial ownership of the shares owned by the Polly Jean Cusumano Trust.

(7)	Includes 291,297 shares of common stock issuable upon exercise of options and vesting of restricted stock units held by Mr. Zack, which are exercisable within 60 days of June 30, 2007.

(8)	Includes 43,586 shares of common stock issuable upon exercise of options and vesting of restricted stock units held by Mr. Abdoo, which options are exercisable within 60 days of June 30, 2007.

(9)	Includes 56,525 shares of common stock issuable upon exercise of options and vesting of restricted stock units held by Dr. Ellis, which are exercisable within 60 days of June 30, 2007.

(10)	Includes 67,525 shares of common stock issuable upon exercise of options and vesting of restricted stock units held by Dr. Tierney, which are exercisable within 60 days of June 30, 2007.

(11)	Includes 74,684 shares of common stock issuable upon exercise of options and vesting of restricted stock units held by Mr. McMahon, which are exercisable within 60 days of June 30, 2007.

(12)	Includes 42,525 shares of common stock issuable upon exercise of options and vesting of restricted stock units held by Mr. Merrion, which are exercisable within 60 days of June 30, 2007.

(13)	Includes 825,231 shares of common stock issuable upon exercise of options and vesting of restricted stock units held by current executive officers and directors, which are exercisable within 60 days of June 30, 2007.

STOCKHOLDER PROPOSALS FOR CATALYTICA’S FISCAL YEAR 2007 ANNUAL MEETING

If the transaction is not completed, Catalytica will convene a 2007 annual meeting of stockholders. If Catalytica does convene a 2007 annual meeting of stockholders, stockholder proposals intended to be presented at the meeting must be received a reasonable time before Catalytica begins to print and mail its proxy materials for the meeting in order to be included in Catalytica’s proxy statement and form of proxy relating to the meeting. Stockholders wishing to bring a proposal before, or submit a nomination for director for, the 2007 annual meeting of stockholders (but not include it in Catalytica’s proxy materials), if held, must, in accordance with Catalytica’s bylaws, provide written notice of such proposal to Catalytica’s Secretary at Catalytica’s principal executive offices: (i) no earlier than the 150th day prior to the date of the annual meeting, and (ii) no later than the close of business on the later of the 90th day prior to the date of the annual meeting and the 10th day following the day on which public announcement of the date of the meeting is first made. If the proposed transaction is not completed, Catalytica preliminarily plans to hold its 2007 annual meeting of stockholders on or about December 2007, and will publicly announce the specific date once it is determined.

If the transaction is completed, Renegy currently expects to convene its first annual meeting of stockholders on or before the first anniversary of the closing of the transaction, but not earlier than 11 months after the closing of the transaction, in accordance with Renegy’s bylaws to be in effect following the transaction. Stockholder proposals intended to be presented at the meeting must be received a reasonable time before Renegy begins to print and mail its proxy materials for the meeting in order to be included in Renegy’s proxy statement and form of proxy relating to the meeting. Stockholders wishing to bring a proposal before, or submit a nomination for director for, the first annual meeting of stockholders of Renegy (but not include it in Renegy’s proxy materials), must, in accordance with Renegy’s bylaws, provide written notice of such proposal to Renegy’s Secretary at Renegy’s principal executive offices: (i) no earlier than the 150th day prior to the date of the annual meeting, and (ii) no later than the close of business on the later of the 90th day prior to the date of the annual meeting and the 10th day following the day on which public announcement of the date of the meeting is first made.

LEGAL AND TAX MATTERS

The validity of the shares of Renegy common stock offered in connection with this proxy statement/prospectus and certain federal income tax consequences of the transaction will be passed upon for Renegy by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California

Squire, Sanders & Dempsey L.L.P., Phoenix, Arizona, will pass upon certain federal income tax consequences of the transaction for the Snowflake entities.

EXPERTS

The consolidated financial statements of Catalytica Energy Systems, Inc. at December 31, 2006, and for each of the two years in the period ended December 31, 2006, included in the proxy statement of Catalytica Energy Systems, Inc., which is referred to and made a part of this prospectus and registration statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

In addition, the combined financial statements of Snowflake White Mountain Power, LLC; Renegy, LLC; and Renegy Trucking, LLC (a development stage company) at December 31, 2006, and for each of the two years in the period ended December 31, 2006 and for the period from September 1, 2004 (inception) through December 31, 2006, included in the proxy statement of Catalytica Energy Systems, Inc., which is referred to and made a part of this prospectus and registration statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The preliminary valuation of the warrants issuable to Worsley for financial accounting purposes is based on a warrant valuation report of Oxford Advisors dated as of May 4, 2007.

DOCUMENTS INCORPORATED BY REFERENCE

All documents filed by Catalytica pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and before the date of the Catalytica special meeting are deemed to be incorporated by reference into, and to be a part of, this proxy statement/prospectus from the date of filing of those documents. You should rely only on the information contained in this proxy statement/prospectus and in the documents that Catalytica incorporates by reference into this proxy statement/prospectus. No one has authorized anyone to provide you with information that is different from or in addition to the information contained in this proxy statement/prospectus and incorporated by reference into this proxy statement/prospectus.

Any statement contained in this proxy statement/prospectus or in a document incorporated or deemed to be incorporated by reference into this proxy statement/prospectus will be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained in this proxy statement/prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this proxy statement/prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

Catalytica has supplied all information contained or incorporated by reference in this proxy statement/prospectus about Catalytica, Renegy has supplied all information contained in this proxy statement/prospectus about Renegy, and the Snowflake entities have supplied all information contained or incorporated by reference in this proxy statement/prospectus about the Snowflake entities.

WHERE YOU CAN FIND MORE INFORMATION

Renegy has filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to Renegy common stock to be issued in connection with the proposed transaction. This proxy statement/prospectus constitutes the prospectus of Renegy filed as part of the registration statement. This proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying as set forth below.

In addition, Catalytica files annual, quarterly and current reports, proxy and information statements and other information with the SEC under the Exchange Act. Copies of these reports, proxy statements and other information may be inspected and copied at the Public Reference Room maintained by the SEC at:

100 F Street, N.E.
Washington, D.C. 20549

Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a Website that contains reports, proxy statements and other information regarding each of us. The address of the SEC web site is http://www.sec.gov.

You may also obtain these documents and any additional information about Catalytica and/or Renegy by making a request in writing or by telephone at the following:

Requests for documents relating to Catalytica should be directed to:

Catalytica Energy Systems, Inc.
Investor Relations
1061 Alameda de las Pulgas
Belmont, California 94002
(650) 631-2847
mmeloni@catalyticaenergy.com

Catalytica stockholders should contact Catalytica Investor Relations at the address or telephone number listed above with any questions about the merger.

NZ Legacy, LLC maintains a web site with the address www.nzlegacy.com which includes additional information about the Snowflake entities and the Snowflake biomass power plant.

Information on Catalytica and NZ Legacy Web Sites

Information on any Catalytica Internet web site or NZ Legacy web site is not part of this document and you should not rely on that information in deciding whether to adopt the contribution and merger agreement, unless that information is also in this proxy statement/prospectus or in a document that is incorporated by reference in this proxy statement/prospectus.

THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS PROXY STATEMENT/PROSPECTUS, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER, SOLICITATION OF AN OFFER OR PROXY SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES PURSUANT TO THIS PROXY STATEMENT/PROSPECTUS WILL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH OR INCORPORATED INTO THIS PROXY STATEMENT/PROSPECTUS BY REFERENCE OR IN OUR AFFAIRS SINCE THE DATE OF THIS PROXY STATEMENT/PROSPECTUS. INFORMATION

CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS REGARDING RENEGY AND SNOWFLAKE ACQUISITION CORPORATION HAS BEEN PROVIDED BY RENEGY AND SNOWFLAKE ACQUISITION CORPORATION, INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS REGARDING CATALYTICA HAS BEEN PROVIDED BY CATALYTICA, AND INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS REGARDING RENEGY LLC, RENEGY TRUCKING AND SNOWFLAKE WHITE MOUNTAIN POWER HAS BEEN PROVIDED BY RENEGY LLC, RENEGY TRUCKING AND SNOWFLAKE WHITE MOUNTAIN POWER.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Catalytica Energy Systems, Inc.

We have audited the accompanying consolidated balance sheet of Catalytica Energy Systems, Inc. as of December 31, 2006, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 8 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (Revised 2004), “Share-Based Payment,” on January 1, 2006, which changed its method of accounting for share-based payments.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Catalytica Energy Systems, Inc. at December 31, 2006, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

March 14, 2007, except for Note 15,
as to which the date is May 8, 2007
Phoenix, Arizona

CATALYTICA ENERGY SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2006 and 2005

	For the Year Ended
	December 31,
	2006	2005
	(In thousands, except per share amounts)

Revenues	$7,383	$1,726

Costs and expenses:
Cost of revenues	5,197	2,523
Selling, general and administrative	6,438	6,107

Total costs and expenses	11,635	8,630

Operating loss	(4,252)	(6,904)
Interest and other income	1,114	3,253
Interest and other expense	(128)	(683)

Loss from continuing operations	(3,266)	(4,334)

Discontinued operations:
Gain from disposal of discontinued operations, net of taxes	5,093	—
Loss from discontinued operations, net of taxes	(5,646)	(9,132)

Total loss from discontinued operations	(553)	(9,132)

Net loss	$(3,819)	$(13,466)

Loss per common share:
Loss from continuing operations
Basic and diluted	$(0.18)	$(0.24)

Loss from discontinued operations
Basic and diluted	$(0.03)	$(0.51)

Net loss
Basic and diluted	$(0.21)	$(0.75)

Weighted average shares
Basic and diluted	18,195	18,048

See accompanying notes.

CATALYTICA ENERGY SYSTEMS, INC.

CONSOLIDATED BALANCE SHEET
At December 31, 2006

December 31,
2006
(In thousands,
except per
share amounts)

ASSETS
Current assets:
Cash and cash equivalents	$658
Short-term investments	17,969
Trade accounts receivable, less allowance of $0	926
Revenues in excess of billings	861
Inventory	304
Prepaid expenses and other assets	301

Total current assets	21,019
Property and equipment:
Equipment	1,748
Leasehold improvements	250
Less accumulated depreciation and amortization	(1,022)

Total property and equipment	976
Goodwill	4,257
Other intangible assets, net of accumulated amortization	1,238
Other assets	81

Total assets	$27,571

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$230
Deferred revenue	112
Accrued payroll and benefits	636
Accrued liabilities and other	901

Total current liabilities	1,879
Other long-term liabilities	15

Total liabilities	1,894
Stockholders’ equity:
Series A convertible preferred stock, $0.001 par value; authorized — 5,000 shares, none issued	—
Common stock, $0.001 par value; authorized — 70,000 shares; issued and outstanding — 18,249 at December 31, 2006	18
Additional paid-in capital	167,981
Retained deficit	(142,302)
Accumulated other comprehensive loss	(20)

Total stockholders’ equity	25,677

Total liabilities and stockholders’ equity	$27,571

See accompanying notes.

CATALYTICA ENERGY SYSTEMS, INC

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
For the Period from January 1, 2005 through December 31, 2006

	Convertible							Accumulated
	Preferred Stock				Additional			Other
	Series A		Common Stock		Paid-In	Deferred	Retained	Comprehensive	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Compensation	Deficit	Loss	Equity
	(In thousands)

Balance at January 1, 2005	—	$—	17,890	$18	$167,358	$(20)	$(125,017)	$—	$42,339
Exercise of stock options and issuance of restricted shares	—	—	169	—	73	—	—	—	73
Purchase of shares through employee stock purchase plan	—	—	82	—	153	—	—	—	153
Issuance of restricted stock units	—	—	—	—	75	(75)	—	—	—
Forfeiture of restricted stock units	—	—	—	—	(7)	7	—	—	—
Re-measurement of deferred compensation	—	—	—	—	(8)	8	—	—	—
Amortization of deferred compensation	—	—	—	—	—	10	—	—	10
Unrealized loss on available- for-sale securities	—	—	—	—	—	—	—	(64)	(64)
Net loss	—	—	—	—	—	—	(13,466)	—	(13,466)

Balance at December 31, 2005	—	—	18,141	18	167,644	(70)	(138,483)	(64)	29,045
Adoption of FAS No. 123R	—	—	—	—	(70)	70	—	—	—
Exercise of stock options and issuance of restricted shares	—	—	79	—	47	—	—	—	47
Forfeiture of restricted stock units	—	—	—	—	(6)	—	—	—	(6)
Purchase of shares through employee stock purchase plan	—	—	29	—	25	—	—	—	25
Stock compensation expense:
Options/stock purchase plan	—	—	—	—	322	—	—	—	322
Restricted stock units	—	—	—	—	19	—	—	—	19
Unrealized loss on available-for-sale securities	—	—	—	—	—	—	—	44	44
Net loss	—	—	—	—	—	—	(3,819)	—	(3,819)

Balance at December 31, 2006	—	$—	18,249	$18	$167,981	$—	$(142,302)	$(20)	$25,677

See accompanying notes.

CATALYTICA ENERGY SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2006 and 2005

	For the Year Ended
	December 31,
	2006	2005
	(In thousands)

Cash flows from continuing operating activities:
Net loss	$(3,819)	$(13,466)
Discontinued operations, net of tax	553	9,132

Net loss from continuing operations	(3,266)	(4,334)
Adjustments to reconcile net loss from continuing operations to net cash used in operating activities:
Depreciation of property and equipment	506	666
Gain on settlement of acquisition liability	—	(2,105)
Amortization (accretion) of investments premium (discount)	(36)	25
Amortization of intangible assets	173	173
Accretion of interest on long-term debt	—	421
Stock based compensation	341	10
Gain (loss) on sale of assets	(2)	2
Changes in operating assets and liabilities:
Trade accounts receivable	(636)	(944)
Inventory	135	(655)
Prepaid expenses and other assets	79	(93)
Accounts payable	(3)	17
Deferred revenue	(73)	1,228
Accrued payroll and benefits	248	99
Accrued liabilities and other	(881)	356

Net cash used in continuing operating activities	(3,415)	(5,134)

Cash flows from continuing investing activities:
Purchases of investments	(17,516)	(35,525)
Maturities of investments	19,471	24,284
Sale of property and equipment	2	2
Additions to property and equipment	(183)	(93)

Net cash provided by (used in) continuing investing activities	1,774	(11,332)

Cash flows from continuing financing activities:
Repayments of long-term debt	—	(1,512)
Payments on capital lease and other long-term obligations	(12)	(3)
Proceeds from exercise of stock options	47	73
Proceeds from issuance of common stock to employees through stock plans	25	153

Net cash provided by (used in) continuing financing activities	60	(1,289)

Net decrease in cash flows from continuing operations	(1,581)	(17,755)
Net increase (decrease) in cash flows from discontinued operations	749	(7,656)
Cash and cash equivalents at beginning of period	1,490	26,901

Cash and cash equivalents at end of period	$658	$1,490

Cash flows from discontinued operations:
Net cash used in operating activities	$(5,735)	$(7,651)
Net cash provided by (used in) investing activities	9,392	(152)
Net cash (used in) provided by financing activities	(2,908)	147

Net increase (decrease) in cash flows from discontinued operations	$749	$(7,656)

Additional disclosure of cash flow information:
Interest paid	$120	$199

Deferred compensation for issuance and revaluation of stock options to non-employees	$—	$67

See accompanying notes.

CATALYTICA ENERGY SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

Formation and Operations of the Company.  Catalytica Energy Systems, Inc. (“Catalytica Energy,” “the Company,” “we,” “us,” or “our”) was incorporated in Delaware in June 1995 as a subsidiary of Catalytica, Inc. Catalytica Energy operated as part of Catalytica, Inc.’s research and development group from inception through the date of its incorporation as a separate entity. In December 2000, Catalytica Advanced Technologies, Inc., another subsidiary of Catalytica Inc., was merged into us, and the combined entity was spun out from Catalytica, Inc. as Catalytica Energy Systems, Inc., a separate, stand-alone public company.

In January 2004, Catalytica Energy formed two new wholly-owned subsidiaries, CESI-SCR, Inc. (“CESI-SCR”) and CESI-Tech Technologies, Inc. (“CESI-Tech”). In February 2004, CESI-SCR acquired 100% of the outstanding membership interests of SCR-Tech, LLC (“SCR-Tech”) and SCR-Tech became a wholly-owned subsidiary of CESI-SCR. Also in February 2004, CESI-Tech acquired various patents and other intellectual property rights from certain former owners of SCR-Tech.

Description of Business.  Catalytica Energy provides innovative products and services to meet the growing demand for clean energy production, with a focus on cost-effective emissions control solutions for the coal-fired power generation industry. Through our SCR-Tech subsidiary, we offer a variety of services for coal-fired power plants that use selective catalytic reduction (“SCR”) systems to reduce nitrogen oxides (“NOx”) emissions. These services include SCR catalyst management, cleaning and regeneration, as well as consulting services to help power plant operators optimize efficiency and reduce overall NOx compliance costs (collectively “SCR Catalyst and Management Services”).

Until October 2006, our business activities also included the design, development, manufacture and servicing of advanced products based on our proprietary catalyst and fuel processing technologies to offer cost-effective solutions for reducing emissions from natural gas-fired turbines and diesel engines used in power generation and transportation applications.

Following a thorough review of our business in 2005, we completed in 2006 restructuring and cost-reduction activities designed to improve our operating cost structure, extend our cash reserves, and better position the Company to achieve our commercial goals and growth targets. In line with this objective, we took actions to streamline our operations and maintain financial viability by divesting non-revenue generating businesses, assets, and technologies, reducing our workforce, and reallocating resources with a focus on key products, services and markets yielding near-term commercial revenue streams and a greater potential return on investment. In support of these strategies, on September 29, 2006 we sold our catalytic combustion technology and associated gas turbine assets to Kawasaki Heavy Industries, Ltd. (“Kawasaki”), and subsequently sold on October 25, 2006 our diesel fuel processing technology and associated assets to Eaton Corporation (“Eaton”).

Prior to these sales, we had been conducting our business through the following two business segments:

1) Catalyst regeneration, rejuvenation, cleaning and management services for SCR systems used by coal-fired power generation facilities to reduce NOx emissions — our SCR Catalyst and Management Services segment (“SCMS”); and

2) Designing, developing and manufacturing advanced products based on our proprietary catalyst and fuel processing technologies, primarily focused on cost-effective solutions for reducing emissions from diesel engine applications — our Catalyst-Based Technology Solutions segment (“CBTS”).

Included in our CBTS segment was our Xonon Cool Combustion® catalytic combustion technology for gas turbines. In 2005, we ceased development and commercialization activities associated with this technology. On September 29, 2006, we completed the sale of the technology and associated gas turbine assets to Kawasaki.

Also included in our CBTS segment was our diesel fuel processing technology designed to facilitate a significant reduction in particulate matter and NOx emissions from mobile, stationary and off-road diesel engines

CATALYTICA ENERGY SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 — (Continued)

by improving the performance of diesel particulate filters and NOx adsorber catalyst systems. On October 25, 2006 we completed the sale of the technology and associated assets to Eaton.

In connection with the closing of the sales to Kawasaki and Eaton in September 2006 and October 2006, respectively, we are no longer conducting business activities associated with emissions control solutions for gas turbines or diesel engines, and therefore no longer conduct business through our CBTS segment.

Note 2.	Significant Accounting Policies

Principles of Consolidation.  The consolidated financial statements include the accounts of Catalytica Energy and its wholly owned subsidiaries in the United States. Significant intercompany accounts and transactions have been eliminated in consolidation.

Reclassifications.  Certain reclassifications due to the accounting for discontinued operations have been made to the 2005 consolidated financial statements to conform to the 2006 presentation. Certain other reclassifications have been made to the 2005 consolidated financial statements to conform to the 2006 presentation.

Use of Estimates.  The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents.  Catalytica Energy considers all highly liquid investments with a remaining maturity of three months or less from the date of purchase to be cash equivalents. The Company’s cash equivalent investments consist of money market accounts.

Short-Term Investments.  Catalytica Energy accounts for short-term investments in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” The Company’s investments are classified as available for sale and carried at fair value based on quoted market prices, with unrealized gains and losses reported as a separate component of stockholders’ equity. Catalytica Energy’s short-term investments carry maturities of twelve months or less and consist principally of U.S. government agency notes and auction rate securities held by Lehman Brothers. Auction rate securities consist of securities with intermediate to perpetual maturities which are structured with short-term holding periods, generally between 7 and 49 days, determined at the time of original issuance. Investments in these securities can be sold at the end of each holding period and are thus classified as short-term. Guided by the Company’s investment policy, Lehman Brothers maintains an investment portfolio with a minimum rating of at least a grade A by Standard and Poor’s or grade A by Moody’s.

The following is a summary of our investments:

	Year Ended December 31, 2006
		Accumulated
		Other
		Comprehensive		Estimated
Available-for-Sale Investments:	Cost	Gains	Losses	Fair Value

Auction rate securities (SAVR’s)	$3,350	$—	$—	$3,350
U.S. government agency notes	14,564	2	(22)	14,544
U.S. corporate bonds	75	—	—	75

	$17,989	$2	$(22)	$17,969

Investments in Equity Investments and Joint Ventures.  Investments in equity investments and joint ventures where Catalytica Energy has a 20% to 50% ownership interest are accounted for under the equity method. Under

CATALYTICA ENERGY SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 — (Continued)

this method, Catalytica Energy records its pro rata share of the investee’s net earnings or losses. Investee’s net losses are recorded until Catalytica Energy’s net investment and obligation, if any, to pay down debt are reduced to zero. At December 31, 2006, there were no investments recorded on the balance sheet given the remaining equity investments are recorded at zero value and the Company has no future funding commitments.

Concentrations of Credit Risk.  Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash equivalents, short-term investments, and receivables. Catalytica Energy uses local banks and a highly reputable investment firm to invest its excess cash, principally in U.S. Government agency notes and money market funds from a diversified portfolio of investments with strong credit ratings. Related credit risk would result from a default by the financial institutions or issuers of investments to the extent of the recorded carrying value of these assets. The Company performs ongoing credit evaluations of its customers and continually monitors customer balances to minimize the risk of loss. Two major customers accounted for approximately 67% of fiscal 2006 revenues and two other customers accounted for approximately 72% of fiscal 2005 revenues. One customer accounted for 95% of the Company’s trade accounts receivable at December 31, 2006.

Accounts Receivable.  Accounts receivable consists of trade receivables from SCR Catalyst and Management Services and revenues in excess of billings from SCR Catalyst and Management Services. Trade receivables are recorded at the invoiced amount. Payment terms for SCR catalyst regeneration and cleaning services are typically defined in the contract for services rendered. Revenues may be earned for those services in advance of amounts billable to the customer and are recognized when the service is complete, unless the contract terms will not result in invoice generation within six months from the date of completion of those services. Revenues recognized in excess of amounts billed are recorded as revenues in excess of billings. Revenues in excess of billings was $861,000 as of December 31, 2006.

Allowance for Doubtful Accounts and Notes.  The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its funding parties or customers to make required payments. This allowance is based on specific customer account reviews and historical collections experience. If the financial condition of the Company’s funding parties or customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The following table summarizes the activity for the allowance for doubtful amounts on all accounts and notes receivable (in thousands):

Year Ended	Beginning	Net Provision/	Ending
December 31,	Balance	(Recoveries)	Balance

2005	$717	$(192)	$525
2006	525	(25)	500

At December 31, 2006, the allowance for doubtful accounts relates solely to a note receivable from NovoDynamics, which is described more fully in Note 5. “Transactions with Related Parties.”

Fair Value of Financial Instruments.  At December 31, 2006, the Company has the following financial instruments: cash and cash equivalents, short-term investments, accounts receivable, accounts payable, accrued payroll and benefits, and other accrued liabilities. The carrying value of cash and cash equivalents, short-term investments, accounts receivable, accounts payable, accrued payroll and benefits, and other accrued liabilities approximates their fair value based on the liquidity of these financial instruments or based on their short-term nature.

Inventory.  Inventories generally include chemicals and spent, cleaned, or regenerated SCR modules which are available for sale to a customer. Inventories are stated at the lower of cost or market using the first-in, first-out method. At December 31, 2006, the Company’s consolidated inventory balance of $304,000 consisted entirely of raw materials inventories. At December 31, 2006, no SCR modules remained in inventory awaiting sale to a customer.

CATALYTICA ENERGY SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 — (Continued)

Property and Equipment.  We state property and equipment at cost. We state equipment under capital leases at the present value of the minimum lease payments. We capitalize major improvements and betterments, while maintenance, repairs and minor replacements are expensed as incurred. Depreciation is provided using the straight-line method over the economic lives of the assets ranging from 3 to 30 years. Leasehold improvements are amortized over the shorter of the underlying lease term or asset life. Total depreciation expense from continuing operations recorded during the years ended December 31, 2006 and 2005 was $506,000 and $666,000, respectively.

Impairment of Long-Lived Assets.  In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. If this review indicates the carrying value of these assets will not be recoverable, as measured based on estimated undiscounted cash flows over their remaining life, the carrying amount would be adjusted to fair value. The cash flow estimates contain management’s best estimates, using appropriate and customary assumptions and projections at the time. During 2005, $638,000 of impaired long-lived assets was written-off. During 2006, no long-lived assets were identified as impaired.

Goodwill and Other Intangible Assets.  The Company accounts for goodwill and other intangible assets in accordance with the provisions of SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” Purchase prices of acquired businesses that are accounted for as purchases have been allocated to the assets and liabilities acquired, including intangibles, based on the estimated fair values on the respective acquisition dates. Based on these values, the excess purchase prices over the fair value of the net assets acquired were allocated to goodwill. Pursuant to SFAS No. 142, goodwill and other intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with SFAS No. 144.

Goodwill represents the excess of costs over fair value of acquired net assets, including other intangible assets. Other intangible assets that have finite useful lives, including patents, trademarks, trade secrets and other purchased technology, are recorded at fair value at the time of the acquisition, and are carried at such value less accumulated amortization. The Company amortizes these intangible assets on a straight-line basis over their useful lives, estimated at ten years.

As of December 31, 2006, all of the Company’s goodwill is attributable to the 2004 purchase of SCR-Tech. The Company tests goodwill and intangible assets for impairment at least annually, or whenever events or changes in circumstances indicate the carrying value may not be recoverable. The Company performed an annual goodwill and intangible assets impairment analysis as of December 31, 2006 using discounted expected future cash flows based on a discount rate consistent with the guidance provided in FASB Concepts Statement No. 7, “Using Cash Flow Information and Present Value in Accounting Measurements,” to estimate fair value and the carrying value of SCR-Tech, including goodwill and intangible assets. Impairment is based on the excess of the carrying amount over the fair value of those assets. This analysis resulted in the conclusion that the goodwill and intangible assets was not impaired.

CATALYTICA ENERGY SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 — (Continued)

The changes in the carrying amounts and accumulated amortization of goodwill and other intangible assets from the year ended December 31, 2005 to the year ended December 31, 2006 were as follows (in thousands):

	Gross		Net
	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount

Goodwill
Balance at December 31, 2005	$4,257	$—	$4,257
Change	—	—	—

Balance at December 31, 2006	$4,257	$—	$4,257

Other Intangible Assets
Balance at December 31, 2005	$1,727	$(316)	$1,411
Amortization expense	—	(173)	(173)

Balance at December 31, 2006	$1,727	$(489)	$1,238

Accumulated amortization of other intangible assets at December 31, 2006 was $489,000. Amortization expense of other intangible assets was $173,000 during both years ended 2006 and 2005. For fiscal years 2007 through 2011, the Company estimates amortization expense will approximate $173,000 per year.

Deferred Revenue.  SCR catalyst regeneration and cleaning services contracts may provide for deposits or progress payments. Deposits or progress payments received are deferred until the services are performed, at which point deferred revenue is reduced and revenue is recognized. In addition and as is described more fully in the “SCR Catalyst and Management Services Revenues” section below, the Company maintains a revenue allowance equal to ten percent of revenue earned for each contract until receipt of successful final test results and issuance of a final report to the customer. This revenue allowance is also recorded as deferred revenue in the accompanying Consolidated Balance Sheet for the year ended December 31, 2006. As of December 31, 2006, deferred revenue was $112,000.

Accrued Warranty Liability.  The Company warranted its Xonon Cool Combustion® catalytic modules for a period of 8,000 hours of operation or five years from first firing, whichever comes first. The Company’s obligations under this warranty were limited to repair or replacement of any defective Xonon Cool Combustion module(s). In September 2006 the Company completed the sale of its Xonon gas turbine technology and assets to Kawasaki. Per the terms of the purchase agreement between the Company and Kawasaki, this liability was assumed by Kawasaki. Accordingly, the previously existing accrual of $50,000 related to Xonon modules was included in the gain on disposal of discontinued operations in the accompanying Consolidated Statements of Operations for the year ended December 31, 2006.

Warranties provided for the Company’s SCR catalyst cleaning and regeneration services vary by contract, but typically provide limited performance guarantees. Estimated warranty obligations related to SCR catalyst cleaning and regeneration services are provided for as cost of revenues in the period in which the related revenues are recognized, established as a percentage of the previous twelve months SCR catalyst cleaning and regeneration services revenues based on management’s estimate of future potential warranty obligations and limited historical experience. Adjustments will be made to accruals as warranty claim data and historical experience warrant. Since the Company’s inception, no warranty claims have been presented. Our warranty obligation may be materially affected by product or service failure rates and other costs incurred in correcting a product or service failure. Should actual product or service failure rates or other related costs differ from our estimates, revisions to the accrued warranty liability would be required.

CATALYTICA ENERGY SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 — (Continued)

The following table summarizes the changes in accrued warranty liability from the year ended December 31, 2005 to the year ended December 31, 2006 (in thousands):

Balance as of December 31, 2005	$156
Warranties issued and adjustment to provision	171
Warranty claims	—

Balance as of December 31, 2006	$327

The balance at December 31, 2006 consists entirely of accrued warranty obligations related to SCR catalyst cleaning and regeneration services. The increase in accrued warranty obligations from December 31, 2005 to December 31, 2006 is due to increased revenues recognized in 2006.

Revenue Cost Reserves.  Revenue from our funded research and development contracts recorded in fiscal 2005 was recorded as work was performed and billable hours were incurred by us, in accordance with each contract. Since these programs are subject to government audits, we maintain a revenue cost reserve for our government-funded programs in the event any of these funded costs, including overhead, are disallowed. We estimate this reserve by applying a percentage to the revenue recorded under contracts still subject to audit by those funding agencies, which typically lasts three to four years upon conclusion of the program. Expiration dates for contracts subject to audit range from December 2007 through January 2010.

The following table summarizes the changes in revenue cost reserve from the year ended December 31, 2005 to the year ended December 31, 2006 (in thousands):

Balance as of December 31, 2005	$122
Adjustment to provision	—
Revenue refunds issued	—

Balance as of December 31, 2006	$122

Comprehensive Loss.  The following is a reconciliation of net loss to comprehensive loss (in thousands):

	Year Ended December 31,
	2006	2005

Net loss	$(3,819)	$(13,466)
Other comprehensive loss:
Change in unrealized loss(gain) on available-for-sale securities	44	(64)

Comprehensive loss	$(3,775)	$(13,530)

SCR Catalyst and Management Services Revenues.  As prescribed in Staff Accounting Bulletin (“SAB”) 101 and 104, “Revenue Recognition in Financial Statements,” the Company recognizes revenue from SCR Catalyst and Management Services when persuasive evidence of an arrangement exists, services have been rendered, the price is fixed or determinable, and collectibility is reasonably assured.

Revenues related to SCR catalyst regeneration and cleaning services are recognized when the service is completed for each catalyst module. Customer acceptance is not required for regeneration and cleaning services in that SCR-Tech’s contracts currently provide that services are completed upon receipt of testing by independent third parties confirming compliance with contract requirements. Testing generally occurs three times during a particular customer project. Once a successful test result is received on a production module from an independent third party, revenue is recognized for each catalyst module processed prior to the receipt of such test results, and revenue is subsequently recognized for each catalyst module as its processing is completed. As the Company utilizes a

CATALYTICA ENERGY SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 — (Continued)

consistent methodology and formula for each project, it is unlikely that subsequent testing would not be successful. Nonetheless, if a subsequent test result were to indicate failure, the Company would cease recognizing revenue on any subsequent modules until new testing evidence confirms successful processing. We maintain a revenue allowance equal to ten percent of revenue earned for each contract to provide for any deficient test results that may occur after our initial test. This revenue allowance is removed, and revenue recognized, upon receipt of successful final test results and issuance of a final report to the customer.

From time to time, SCR-Tech purchases spent catalyst modules, regenerates them and subsequently sells them to customers as refurbished units. In such cases, revenues are not recognized until the units are delivered to the customer.

A typical customer project may take 30 to 90 days to complete. Due to the nature of the demand for SCR regeneration and cleaning services, some of our contracts provide for extended payment terms. In a situation where the project for a customer is complete; but the customer is not contractually committed to receive an invoice within the succeeding six months (and subsequent payment is due within 30 days of invoice date), revenue is deferred until the six month criterion is met. If the customer contract provides for a deposit or progress payments, we recognize revenue up to the amount received. No rights of return exist. The customer is generally responsible for the removal and subsequent installation of the catalyst. Our revenue arrangements do not have any material multiple deliverables as defined in Emerging Issues Task Force (“EITF”) 00-21, “Accounting for Multiple Element Revenue Arrangements.”

Costs associated with performing SCR catalyst regeneration and cleaning services are expensed as incurred because of the close correlation between the costs incurred, the extent of performance achieved and the revenue recognized. In the situation where revenue is deferred due to collectibility uncertainties, the Company does not defer costs due to the uncertainties related to payment for such services.

We recognize revenue from our management and consulting services as work is performed. Costs associated with management and consulting services is expensed as incurred.

SCR Catalyst and Management Services revenue is project-based, and as such, the timing of those revenues varies from period-to-period. Accordingly, period-to-period comparisons of those revenues are not necessarily meaningful and should not be relied upon as an indication of future performance.

Stock Based Compensation.  The Company has two stock based compensation plans, consisting of a stock option plan and an employee stock purchase plan. The stock option plan provides for the granting of stock options and restricted stock units to employees, non-employees, and non-employee directors in exchange for services received. The employee stock purchase plan provides to employees the opportunity to purchase shares of the Company’s common stock at a price equal to 85% of the fair market value on the first or last day, whichever is lower, of each six-month subscription period. Prior to January 1, 2006, the Company accounted for stock based compensation plans under the recognition and measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, as permitted by SFAS No. 123, “Accounting for Stock-based Compensation.”

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R) (“SFAS 123R”), “Share-Based Payment,” using the modified prospective method. SFAS 123R requires stock based compensation to be measured based on the fair value of the award on the date of grant and the corresponding expense to be recognized over the period during which an employee is required to provide services in exchange for the award. The fair value of each stock option award is estimated using a Black-Scholes option pricing model based on certain assumptions including expected term, risk-free interest rate, stock price volatility, and dividend yield. The assumption for expected term is based on evaluations of historical and expected future employee exercise behavior. The risk-free interest rate is based on the U.S. Treasury rates at the date of grant with maturity dates approximately equal to the expected term at the grant date. The historical volatility of the Company’s stock is used

CATALYTICA ENERGY SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 — (Continued)

as the basis for the volatility assumption. The Company has never paid cash dividends, and does not currently intend to pay cash dividends, and thus assumed a 0% dividend yield. The fair value of restricted stock unit grants is based on the closing share price for our common stock as quoted on the NASDAQ Global Market on the date of grant. The fair value of employee stock plan purchases is estimated using a Black-Scholes option pricing model, similar to stock option valuations. The provisions of SFAS 123R also require estimates of expected forfeiture rate and recognition of expense for only those shares expected to vest. See Note 8 of Notes to Consolidated Financial Statements for additional information related to stock based plans and stock based compensation.

Income Taxes.  Catalytica Energy accounts for income taxes under the asset and liability method in accordance with SFAS No. 109, “Accounting for Income Taxes.” Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. SFAS No. 109 requires that a valuation allowance be established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. SFAS No. 109 further states that it is difficult to conclude that a valuation allowance is not needed when there is negative evidence such as cumulative losses in recent years. As a result we have recorded a full valuation allowance against our deferred tax assets and expect to continue to record a full valuation allowance on future tax benefits until we reach sustained profitability.

Net Loss per Share.  Basic and diluted net loss per share is presented in accordance with SFAS No. 128, “Earnings Per Share.” Basic EPS is computed by dividing net income (loss) available to common stockholders by the weighted-average number of common shares outstanding during each reporting period. Diluted EPS includes the effect of stock options assumed to be exercised and unvested restricted stock using the treasury stock method. As the Company’s potentially dilutive securities (stock options and restricted stock units) were anti-dilutive for the years ended December 31, 2006 and 2005, they have been excluded from the computation of weighted-average shares outstanding used in computing diluted net loss per share, because the Company incurred a net loss from continuing operations for each of those periods. Total options and restricted stock units outstanding as of December 31, 2006 and 2005 were approximately 2,273,000 and 2,462,000, respectively.

Impact of Recently Issued Accounting Standards.  In May 2005, the FASB issued SFAS Statement No. 154 (“SFAS No. 154”), “Accounting Changes and Error Corrections,” which replaces APB Opinion No. 20, “Accounting Changes,” and SFAS Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS No. 154 changes the requirements for accounting and reporting a change in accounting principle, and applies to all voluntary changes in accounting principles. Specifically, SFAS No. 154 requires retrospective application to prior periods’ financial statements. When it is impracticable to determine the effects of the change, the new accounting principle must be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and a corresponding adjustment must be made to the opening balance of retained earnings for that period rather than being reported in the income statement. SFAS No. 154 became effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. No events which would be subject to the provisions of SFAS No. 154 occurred during the periods presented, however, should such an event occur in the future, our financial statements would be affected.

In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109,” which prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken on an income tax return. The accounting provisions of FIN 48 are effective for reporting periods beginning after December 15, 2006. We are currently assessing the impact, if any, the adoption of FIN 48 will have on our consolidated financial statements.

In September 2006, the FASB issued SFAS Statement No. 157 (“SFAS No. 157”), “Fair Value Measurements,” which addresses the measurement of fair value by companies when they are required to use a fair value measure for recognition or disclosure purposes under GAAP. SFAS No. 157 provides a common definition of fair value to be

CATALYTICA ENERGY SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 — (Continued)

used throughout GAAP which is intended to make the measurement of fair value more consistent and comparable and improve disclosures about those measures. SFAS No. 157 will be effective for an entity’s financial statements issued for fiscal years beginning after November 15, 2007. We are currently assessing the impact, if any, the adoption of SFAS No. 157 will have on our consolidated financial statements.

In September 2006, the FASB issued SFAS Statement No. 158 (“SFAS No. 158”), “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” This new standard requires employers to fully recognize the obligations associated with single-employer defined benefit pension, retiree healthcare and other post-retirement plans in their financial statements. The new standard is effective as of the end of fiscal years ending after December 15, 2006 for companies with publicly traded securities. The adoption of SFAS No. 158 did not have any impact on our consolidated financial statements since we currently do not sponsor defined benefit pension or post-retirement plans.

In September 2006, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 108 (“SAB 108”), “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB 108 provides guidance for how errors should be evaluated to assess materiality from a quantitative perspective. SAB 108 permits companies to initially apply its provisions by either restating prior financial statements or recording the cumulative effect of initially applying the approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings. SAB 108 was required to be adopted by December 31, 2006, and the adoption of SAB 108 did not have any material impact on our consolidated financial statements.

Note 3.	Purchase of SCR-Tech

On February 20, 2004, we acquired 100% of the outstanding member interests of SCR-Tech and certain patents and related intellectual property. SCR-Tech is a provider of catalyst regeneration technologies and management services for SCR systems, which are used by coal-fired power plants to reduce NOx emissions. As a result of the acquisition, the Company extended its commercial operations and leveraged its expertise in NOx control and catalysis within multiple markets.

Due to the acquisition, we initially recorded $7,194,000 as an investment in SCR-Tech; consisting of $3,518,000 initial cash payment, $237,000 due diligence costs incurred through closing, $545,000 accrued liability and $2,894,000 present value of estimated future acquisition payments.

In December 2005, the Company negotiated a settlement of and release from all remaining liabilities related to the acquisition of SCR-Tech in return for a cash payment of $1,500,000 which was accounted for as a reduction of long-term debt. As a result, all then existing accrued liability and long-term debt balances related to the purchase were eliminated and a gain on the settlement of acquisition related liabilities of $2,105,000 was recorded as other income in the accompanying Consolidated Statement of Operations.

Note 4.	Exit and Reorganization Costs

In September 2005, the Company announced it would be ending its diesel retrofit program due to delays incurred in the commercialization process and the Company’s view of limited market opportunities. The Company also announced that due to that decision, it would be reducing and reorganizing its workforce. Impairment charges of $638,000 were recorded during fiscal 2005 to recognize the diminished value of certain assets which were used exclusively for the diesel retrofit program. In February 2006, the Company announced it would no longer be conducting development or commercial activities associated with our Xonon Cool Combustion product for gas turbines, in light of ongoing unfavorable gas turbine market conditions and our termination of the Xonon Module Supply Agreement with Kawasaki in December 2005. In connection with the sale of our diesel fuel processing technology and intellectual property to Eaton in October 2006, the Company discontinued its development of diesel

CATALYTICA ENERGY SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 — (Continued)

fuel processing technologies, and the completion of that sale marked the Company’s exit from research and development activities.

In connection with its decision to reduce workforce and to cease development of it gas turbine and diesel fuel processing technology development, the Company incurred termination costs during 2005 and 2006, consisting primarily of severance, retention payments, and related benefits, which were recorded as a component of loss from discontinued operations and as a component of selling, general and administrative expenses in the accompanying Consolidated Statements of Operations.

The following table summarizes personnel termination costs incurred in connection with the workforce reduction and technology development exit activities (in thousands):

	Discontinued
	Operations	S,G & A	Total

Accrued at December 31, 2004	$—	$—	$—
Expensed	464	563	1,027
Paid	(399)	(517)	(916)

Accrued at December 31, 2005	$65	$46	$111
Expensed	1,564	393	1,957
Paid	(1,629)	(439)	(2,068)

Accrued at December 31, 2006	$—	$—	$—

See Note 11. “Segment Disclosures”, regarding classification of expense by segment.

Note 5.	Transactions with Related Parties

NovoDynamics, Inc.  In 2001, we invested $2,258,000 in NovoDynamics, a company engaged in the development of data mining, informatics discovery and high throughput synthesis and testing technologies. During 2001, we owned shares of Series A voting preferred stock representing approximately 31% of NovoDynamics’ outstanding equity. We recorded the investment in NovoDynamics at our actual cost and, during the period from March 2001 through December 2001, recorded our pro-rata share of losses totaling $613,000 under the equity method of accounting.

In 2002, we loaned NovoDynamics $500,000 and recorded a note receivable of $500,000 on our balance sheet. Because repayment of the note was not certain at the time it was made, an allowance of $500,000 was recorded against the loan and this amount was charged as impairment to implied goodwill of an equity investment. At December 31, 2006, we believe this note is still collectible and continue to carry this note on the balance sheet with a full reserve in lieu of a permanent write-off. NovoDynamics continues to operate as an ongoing business and pays approximately $3,000 per month monthly interest on the note.

In 2002, we determined that an impairment in the carrying value of the equity investment in NovoDynamics had occurred which was other than temporary based on NovoDynamics’ financial history and projected future losses. At that time, we determined the estimated fair value of the investment in NovoDynamics was zero and wrote off the net investment amount of $1,645,000 as impairment to implied goodwill of an equity investment. At that time, we discontinued applying the equity method of accounting because the net investment was zero. Therefore, no loss related to the equity investment in NovoDynamics was recorded during the years ended December 31, 2006 and 2005. At December 31, 2006, we owned approximately 30% of NovoDynamics’ outstanding equity.

As of December 31, 2006, one of Catalytica Energy’s directors held a direct investment in NovoDynamics Series B voting preferred stock, which represented less than 1% of NovoDynamics’ outstanding stock.

CATALYTICA ENERGY SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 — (Continued)

Transactions with Officers and Directors.  As of December 31, 2004, a $187,000 note receivable from a former officer, along with related interest, had been fully reserved due to delinquent interest payments. The note and related interest was collected in full during 2005 and the reserve was reversed.

On February 3, 2005, the Board of Directors entered into a consulting agreement with David Merrion, a director of the Company. As a part of the agreement, Mr. Merrion provided consulting services in diesel engine emission technology and related areas and was paid a fee of $27,500 in 2005. The agreement expired on December 31, 2005.

Effective January 1, 2007, the Company entered into a consulting agreement with Richard Abdoo, a director of the Company. As part of this agreement, Mr. Abdoo will provide consulting services in connection with SCR Catalyst and Management Services and in consideration therefor, will receive 36,363 restricted stock units, vesting ratably during fiscal 2007.

Note 6.	Income Taxes

Recorded income tax benefit differs from the expected benefit determined by applying the U.S. federal statutory rate to the net loss as follows (in thousands):

	Year Ended December 31,
	2006	2005

Income tax benefit at U.S. statutory rate	$1,298	$4,578
Valuation allowance for deferred tax assets	(1,298)	(4,578)

Income tax benefit	$—	$—

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and include the following (in thousands):

Year Ended
December 31,
2006

Deferred tax assets:
Net operating loss carryforwards	$20,244
Capitalized research and development	14,395
Accruals and reserves not currently deductible	511
Basis in investment	903
Basis in intangible assets	41
Stock compensation	137

Total gross deferred tax assets	36,231
Less valuation allowance	(36,082)

Net deferred tax assets	149

Deferred tax liabilities:
Basis in fixed assets	(149)

Deferred tax liabilities	(149)

Total Net Deferred Taxes	$—

CATALYTICA ENERGY SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 — (Continued)

Realization of the deferred tax assets is dependent on future earnings, the timing and amount of which are uncertain. Accordingly, a valuation allowance, in an amount equal to the related net deferred tax assets has been established to reflect these uncertainties. The valuation allowance increased by $1,573,000 and $4,849,000 in 2006 and 2005, respectively, due to operating losses which increased net operating loss carryforwards that are not likely to be realized in the near future.

As of December 31, 2006, Catalytica Energy’s federal and state net operating loss carryforwards were approximately $55,000,000 and $46,000,000, respectively. The federal net operating loss carryforward will expire in the years 2020 through 2026 and the state net operating loss carryforward will expire in the years 2006 through 2016 if not used to offset future taxable income.

The valuation allowance includes approximately $840,000 for net operating loss carryforwards that relate to stock option compensation expense for income tax reporting purposes. Any utilization of these net operating loss carryforwards would be recorded as an increase in additional paid-in capital.

Utilization of the net operating loss carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating loss carryforwards before utilization.

Note 7.	Capital Stock

Shares of Catalytica Energy common stock reserved for future issuance as of December 31, 2006 are as follows:

Employee stock purchase plan	1,060,353
1995 Stock Plan	4,122,127

5,182,480

Shareholder Rights Plan.  In January 2002, our Board of Directors adopted a Shareholder Rights Plan (the “Plan”), which was amended in November 2004 and December 2006. Under the Plan, we distributed Preferred Stock Purchase Rights as a dividend at the rate of one Right for each share of common stock held by stockholders of record on February 20, 2002 (the “Record Date”). The Board of Directors also authorized the issuance of Rights for each share of common stock issued after the Record Date, until the occurrence of certain specified events. The Plan was adopted to provide protection to stockholders in the event of an unsolicited attempt to acquire the Company. Each Right will entitle the registered holder to purchase from the Company one one-thousandth of a share of Series A Participating Preferred stock at an exercise price of $45, subject to adjustment. We have authorized 5,000,000 shares of Series A preferred stock for issuance pursuant to this plan.

Under the Plan, the Rights are not exercisable until triggered by certain conditions including the acquisition of beneficial ownership of 20% of our common stock. However, Morgan Stanley Capital Partners III, L.P., and its affiliates could acquire up to 21.5% of the Company’s common stock without triggering the Rights. If the Rights are triggered, then each holder of a Right which has not been exercised (other than Rights beneficially owned by the Acquiring Person) will have the right to receive, upon exercise, voting Common Shares having a value equal to two times the Purchase Price.

The Company is entitled to redeem the Rights, for $0.001 per Right, at the discretion of the Board of Directors, until certain specified times. We may also require the exchange of Rights, under certain additional circumstances. We also have the ability to amend the Rights, subject to certain limitations.

During the fourth quarter of 2006, AWM Investment Co., Inc. (“AWM”) inadvertently acquired a greater than 20% ownership position of the Company’s outstanding common stock. In December 2006, the Plan was amended to provide the Board of Directors discretion to take into account such factors as it deems reasonably necessary to

CATALYTICA ENERGY SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 — (Continued)

ensure compliance with Section 1(a) of the Plan in determining whether a person has divested or will divest with reasonable promptness so as to not be deemed to be or to have become an “Acquiring Person” for purposes of the Plan. Factors that the Board of Directors may take into account include, but are not limited to, the potential impact of the divestiture on the Company’s stock price and any liability of such person which may result from such divestment arising in connection with Section 16 of the Securities Exchange Act of 1934.

On December 14, 2006, the Company entered into a letter agreement dated December 12, 2006 which provides certain assurances to the Company concerning AWM’s beneficial ownership of the Company’s common stock in connection with the Plan. This letter agreement calls for AWM and its affiliates to divest a sufficient number of shares of the Company’s common stock by November 30, 2007, so they are no longer beneficial owners of 20% or more of the Company’s common stock.

Note 8.	Employee Benefit Plans

401(k) Savings & Retirement Plan

The Company offers a 401(k) Savings & Retirement Plan to eligible employees meeting certain age and service requirements. This plan permits participants to contribute up to the maximum allowable by the Internal Revenue Service regulations. The plan provides for both a bi-monthly Company match and a discretionary annual contribution. Participants are immediately vested in their voluntary contributions plus actual earnings and in the Company’s matching contributions. The Company’s expense for this plan was $207,000 and $283,000 for the years ended December 31, 2006 and 2005, respectively.

Stock Based Compensation Plans

At December 31, 2006, the Company has two stock based compensation plans, described more fully below.

Stock option plan

The Company has a stock option plan (the “Stock Option Plan”), which allows for the granting of stock options and restricted stock units (“RSUs”) to employees, non-employees, and non-employee directors in exchange for services received. Employees are also eligible for option grants at their hire date based on predetermined quantities set by the compensation committee and are eligible for annual bonus option grants based on achievement of objectives, subject to approval by the compensation committee. Options are periodically granted to non-employees for consulting services rendered, subject to approval by the compensation committee or Board of Directors. Option grants to non-employee directors for their service on the board are determined and approved on an annual basis by the compensation committee. Option grant vesting periods range from immediate vesting to four years and have a contractual life ranging from five to ten years. Option grants are valued using a Black-Scholes option pricing model, and compensation expense is recognized over the requisite service period, which is typically equal to the vesting period. Compensation expense associated with share-based payments which are subject to graded vesting based on service conditions are recognized using the straight-line recognition method. RSU grants are valued based on the closing share price for the Company’s common stock as quoted on the NASDAQ Global Market on the date of grant, and compensation expense related to RSU grants is recognized over the requisite service period, which is typically equal to the vesting period. The issuance of shares pursuant to the Stock Option Plan is accomplished through the issuance of new shares.

As of December 31, 2006, the Company has not granted any options with performance or market conditions.

Employee stock purchase plan

The Company has an employee stock purchase plan (the “ESPP”), whereby eligible employees of the Company are offered options to purchase shares of the Company’s common stock at a price equal to 85% of the fair

CATALYTICA ENERGY SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 — (Continued)

market value on the first or last day, whichever was lower, of each six-month subscription period. The discount and look-back features of the ESPP cause it to be considered compensatory under SFAS 123R. ESPP purchases are valued using a Black-Scholes option pricing model, and compensation expense is recognized over the six-month subscription period. The issuance of shares pursuant to the ESPP is accomplished through the issuance of new shares. For the year ended December 31, 2006, employees purchased 28,849 shares for $25,257.

The Company’s stock-based compensation plans are summarized in the table below:

	Shares	Shares	Options and RSUs	Plan
Name of Plan	Authorized	Available	Outstanding	Expiration

1995 Stock Plan(1)	5,000,000	1,858,189	2,263,938	June 6, 2012
2000 Employee Stock Purchase Plan	1,500,000	460,353	—	Not applicable

(1)	Includes stock options and restricted share units.

Stock based compensation

On January 1, 2006 the Company adopted SFAS 123R, which requires stock based compensation to be measured based on the fair value of the award on the date of grant and the corresponding expense to be recognized over the period during which an employee is required to provide services in exchange for the award.

Prior to January 1, 2006, the Company accounted for those plans under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, as permitted by SFAS No. 123, “Accounting for Stock-based Compensation.” No stock-based employee compensation cost is reflected in the Consolidated Statements of Operations for the fiscal year ended December 31, 2005, as all options granted under the Stock Option Plan had exercise prices equal to the market value of the underlying common stock on the date of grant and no expense related to RSU grants had yet been incurred. The ESPP was considered non-compensatory under APB No. 25.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS 123R, using the modified prospective method, whereby compensation cost is only recognized in the accompanying Consolidated Statements of Operations beginning with the first period SFAS 123R is effective, with presentation of prior periods’ stock-based compensation on a pro forma basis. Results for prior periods have not been restated. Compensation cost recognized in the fiscal 2006, therefore, includes compensation cost for all stock options granted subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. The Company had no granted but not yet exercisable stock options outstanding at December 31, 2005. The Company continues to amortize the fair value at the date of grant of RSUs over their related vesting periods, however, pursuant to SFAS 123R, the amount amortized is reduced by an estimated forfeiture rate.

CATALYTICA ENERGY SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 — (Continued)

The following table illustrates the effect on operating results and per share information had the Company accounted for stock based compensation in accordance with SFAS 123 for the year ended December 31, 2005 (in thousands, except per share data):

Net loss, as reported	$(13,466)
Add: Stock-based compensation expense included in reported net income, net of related tax effects	—
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(1,299)

Pro forma net loss	$(14,765)

Basic and diluted earnings per share:
As reported	$(0.75)

Pro forma	$(0.82)

Adoption of SFAS 123R had the effect of increasing net loss for fiscal 2006 by $322,000, or $.02 per share. The adoption of SFAS 123R had no effect on cash flow.

Total compensation for share-based compensation arrangements recognized in fiscal 2006 was $341,000. As of December 31, 2006, there was $209,000 of total unrecognized compensation cost related to non-vested share-based compensation arrangements under the Stock Option Plan, which is expected to be recognized over a weighted-average period of 1.80 years.

Cash received from option exercises during fiscal 2006 and 2005 totaled $47,000 and $73,000, respectively. The impact of these cash receipts related to continuing operations is included in “Proceeds from exercise of stock options” in the accompanying Consolidated Statements of Cash Flows.

The following table summarizes stock option plan activity for fiscal 2006:

		Weighted	Weighted
		Average	Average	Aggregate
	Number	Exercise	Contractual	Intrinsic
Options	of Shares	Price	Term (Years)	Value

Outstanding at December 31, 2005	2,415,337	$5.21
Granted	755,200	1.17
Exercised	(70,500)	0.66
Forfeited	(67,207)	1.15
Expired	(803,267)	5.30

Outstanding at December 31, 2006	2,229,563	$4.08	5.02	$622,846

Exercisable at December 31, 2006	1,897,523	$4.59	4.25	$326,311

CATALYTICA ENERGY SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 — (Continued)

The following table summarizes the changes in non-vested shares (RSUs) for fiscal 2006:

		Weighted-
		Average
		Grant-Date
Non-vested Shares	Shares	Fair Value

Non-vested shares at December 31, 2005	46,875	$1.50
Granted	—
Vested	(8,216)	$1.50
Forfeited	(4,284)	$1.50

Non-vested shares at December 31, 2006	34,375	$1.50

The weighted-average fair values of options granted during fiscal 2006 and 2005 were $.71 and $1.31, respectively. The total intrinsic values of options exercised during fiscal 2006 and 2005 were $59,000 and $247,000, respectively.

The fair value of each stock option award is estimated using a Black-Scholes option pricing model based on the assumptions in the table below. The assumption for expected term is based on evaluations of historical and expected future employee exercise behavior. The risk-free interest rate is based on the U.S. Treasury rates at the date of grant with maturity dates approximately equal to the expected term at the grant date. The historical volatility of the Company’s stock is used as the basis for the volatility assumption. The Company has never paid cash dividends, and does not currently intend to pay cash dividends, and thus assumed a 0% dividend yield.

	Years Ended
	December 31,	December 31,
	2006	2005

Expected dividend yield	0.0%	0.0%
Expected stock price volatility	66.8% - 68.3%	62.5% - 62.8%
Risk-free interest rate	4.70% - 4.72%	3.71% - 3.74%
Expected life of options (in years)	3.85 - 4.19	2.84 - 3.97

Note 9.	Major Customers and Geographic Revenues

Major customers (as a% of consolidated revenue) are as follows:

	Year Ended December 31,
	2006	2005

Customer A	3%	29%
Customer B	—	11%
Customer C	3%	43%
Customer D	7%	—
Customer E	34%	1%
Customer F	33%	—
Customer G	11%	—
Customer H	8%	—
Other	2%	16%

	100%	100%

CATALYTICA ENERGY SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 — (Continued)

All revenues for the fiscal years ending December 31, 2006 and 2005 relate to revenues earned in the United States.

Note 10.	Debt, Leases, Commitments and Contingencies

Debt agreements.  In March 2002, we received a term loan of $3,010,000 from the Arizona State Compensation Fund. Proceeds of this loan were applied to the purchase of a 43,000 square foot manufacturing and administrative facility in Gilbert, Arizona. In August 2004, the remaining $2,940,254 principal balance on this loan was refinanced with a five-year term loan, which bore interest at a fixed annual rate of 6.5% and had a maturity of April 2009. Under the terms of the refinanced loan, payments of principal and interest totaling $19,105 were due monthly with a final principal payment of $2,737,228 due at maturity. This loan was secured by a deed of trust in the acquired real property.

On July 19, 2006, the Company sold the Gilbert, Arizona facility and repaid the remaining balance of the loan along with prepayment penalties totaling $90,000.

Due to the acquisition of SCR-Tech in February 2004, long-term debt bearing an imputed interest rate of 6.3% was recorded consisting of $660,000 due in August 2005 and $882,000 due in February 2006. In addition, long-term debt bearing an imputed interest rate of 20% was recorded in the amount of $1,352,000, payable between 2006 and 2016. These obligations were extinguished in December 2005 with the settlement of all remaining liabilities related to the acquisition of SCR-Tech in return for a one-time cash payment of $1,500,000.

At December 31, 2006, future payments under debt agreements and capital leases relate solely to capital leases and approximate $3,000 in fiscal 2007 and $4,000 per year over each of the next four years, beginning in fiscal 2008.

At December 31, 2006, the liabilities related to the capital leases above are recorded as accrued liabilities and other long-term liabilities in the accompanying Consolidated Balance Sheet.

Operating leases.  Catalytica Energy leased its research and development facility, consisting of portions of two leased building covering approximately 32,500 square feet located in Mountain View, California, under an operating lease agreement which was amended effective January 1, 2006, to a term of one year, with an option to renew for one additional year. During fiscal 2005 through October 2006, we subleased approximately 7,300 square feet leased at this site.

On October 25, 2006, the Company entered into and closed an Asset Purchase Agreement (the “APA”) with Eaton providing for the sale of the Company’s diesel fuel processing assets and intellectual property. Under the terms of the APA, the Company also assigned to Eaton the Company’s lease of its facilities in Mountain View, California, and Eaton assumed the future rental payments and building restoration obligations associated with the lease. Prior to the closing of the sale, the Company completed the relocation of its investor relations functions to a smaller office space in Belmont, California, which is being leased for approximately $800 per month. This lease expires on August 31, 2007.

From October 2001 to March 2002, Catalytica Energy leased its 43,000 square feet manufacturing and administrative facility in Gilbert, Arizona. In March 2002, Catalytica Energy completed the purchase of this facility for $4,097,000. In connection with the purchase of this building, the lease agreement was cancelled and Catalytica Energy had no further lease obligation. During fiscal 2005 through June 2006, the Company leased to tenants approximately 16,000 square feet of this facility.

On May 18, 2006, the Company entered into a Purchase and Sale Agreement to sell the Gilbert manufacturing and administrative facility and certain personal property. In connection with the sale, the outstanding loan balance was repaid in full. In early October 2006, the Company completed the relocation of its corporate headquarters to a smaller office space in Tempe, Arizona, which is being leased for approximately $4,100 per month. This lease expires on September 30, 2007 with an option to renew for an additional year on similar terms.

CATALYTICA ENERGY SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 — (Continued)

The Company leases approximately 98,000 square feet of office, production, laboratory and warehouse space in Charlotte, North Carolina. This lease expires on December 31, 2012, with two options to renew for five years each.

Additionally, the Company leases office and warehouse equipment under various lease agreements which expire through 2012.

At December 31, 2006, future payments under all non-cancelable operating leases are as follows over each of the next five years and thereafter (in thousands):

Year

2007	$411
2008	377
2009	388
2010	395
2011	400
Thereafter	408

$2,379

Rent expense consisting of building and equipment rent was $834,000 and $639,000 during the years ended December 31, 2006 and 2005, respectively. Rental income from the various lease and sublease arrangements was $358,000 and $457,000 during the years ended December 31, 2006 and 2005, respectively. Due to the sale of the Gilbert manufacturing and administrative facility and due to the assignment of the Company’s Mountain View, California facilities lease as part of the APA with Eaton, rent expense beginning with fiscal 2007 will consist of leased space at SCR-Tech in Charlotte, North Carolina, office space in Tempe, Arizona, office space in Belmont, California, and various office and warehouse equipment leases. No rental income is anticipated to be realized beginning in fiscal 2007.

Commitments and Contingencies.  In connection with the sale of the Company’s gas turbine assets to Kawasaki in September 2006, we agreed to indemnify Kawasaki for any breaches of various representations and warranties made by us to Kawasaki in connection with the sale. These indemnities are generally limited to the purchase price of $2.1 million. In addition, we have agreed to maintain an amount of not less than $2.0 million in immediately available funds until September 30, 2007 and $1.9 million in immediately available funds from October 1, 2007 until September 30, 2008 to satisfy any indemnification claims from Kawasaki.

In connection with the sale of the Company’s diesel technologies to Eaton in October 2006, we agreed to indemnify Eaton for any breaches of various representations and warranties made by us to Eaton in connection with the sale. These indemnities are generally limited to the purchase price of $2.4 million.

The Company incurred additional contingent liabilities as a result of our spin-off from Catalytica, Inc. For example, when the business of Catalytica Advanced Technologies, Inc. (“CAT”) was combined with ours, we became responsible for the liabilities of CAT. Additionally, we have obligations under the separation agreements we entered into with Catalytica, Inc., Synotex and DSM Catalytica Pharmaceuticals, Inc. (“DSM”), the successor corporation to Catalytica, Inc. For example, we agreed to indemnify DSM for liabilities arising out of our business, the business of CAT and other liabilities of DSM not associated with the pharmaceuticals business it purchased from Catalytica, Inc., which could include, for example, potential environmental liabilities. We are also responsible for specified potential liabilities arising out of the distribution of our common stock by Catalytica, Inc. To date, no claims have been made against us pursuant to these indemnification provisions and, at December 31, 2006, we believe the likelihood of any material claim being made against us is remote.

CATALYTICA ENERGY SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 — (Continued)

As of December 31, 2006, the Company had not recorded any liabilities related to the above contingencies, as it believes the likelihood of claim for each to be remote.

Note 11.	Segment Disclosures

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” requires disclosures of certain information regarding operating segments, products and services, geographic areas of operation and major customers. The method for determining what information to report under SFAS No. 131 is based upon the “management approach,” or the way that management organizes the operating segments within the Company, for which separate financial information is available that is evaluated regularly by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources and in assessing performance. Our CODM is our Chief Executive Officer.

As described more fully in Note 1, the Company sold its catalytic combustion technology and associated gas turbine assets and its diesel fuel processing technology and associated assets during fiscal 2006. The resulting gain from disposal of those assets and results of operations related to gas turbine and diesel fuel processing technology development is reported in discontinued operations in the accompanying Consolidated Statements of Operations for fiscal 2006 and 2005.

Prior to these sales, the Company had been conducting its business through the following two business segments:

•	Catalyst regeneration, rejuvenation, cleaning and management services for SCR systems used by coal-fired power generating facilities to reduce NOx emissions — our SCR Catalyst and Management Services segment (“SCMS”); and

•	Designing, developing and manufacturing advanced products based on our proprietary catalyst and fuel processing technologies, primarily focused on cost-effective solutions for reducing emissions from diesel engine applications — our Catalyst-Based Technology Solutions segment (“CBTS”).

In connection with the closing of the sales of the gas turbine and diesel fuel processing technologies and associated assets, the Company no longer conducts business activities associated with emissions control solutions for gas turbines or diesel engines, and therefore no longer conducts business through its CBTS segment. As the results of operations related to gas turbine and diesel fuel processing technology development is reported in discontinued operations in the Consolidated Statements of Operations for fiscal 2006 and 2005, the Company’s loss from continuing operations reflect the operations of one segment. As such, no additional disclosures are presented related to by-segment presentation of revenues, operating income, depreciation and amortization, capital expenditures, or total assets.

Note 12.	Sale of Gilbert Facility.

On May 18, 2006, the Company entered into a Purchase and Sale Agreement (the “Sale Agreement”) to amend the terms of the Purchase and Sale Agreement dated April 18, 2006 to sell the approximately 43,000 square foot corporate headquarters and manufacturing facility and certain personal property located in Gilbert, Arizona. Under the terms of the Sale Agreement, the Company received gross proceeds of $4,840,000 (which included an additional payment of $40,000 in connection with the sale and $25,000 for the sale of certain personal property located at the facility) on the closing date of July 19, 2006. After payoff of the approximately $2,870,000 loan securing the building, payment of its share of various closing costs, related expenses and commissions, and base rent to lease space at the facility through October 2006, the Company received net proceeds from the sale of approximately $1,850,000. In accordance with SFAS No. 144, the Company ceased depreciating the building on April 18, 2006. The net book value of assets sold was $3,887,000. An approximately $660,000 gain was recorded in gain from disposal of discontinued operations in the accompanying Consolidated Statements of Operations in fiscal 2006.

CATALYTICA ENERGY SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 — (Continued)

Note 13.	Sale of Xonon Gas Turbine Technology.

On June 30, 2006, the Company entered into an asset purchase agreement providing for the sale of the Company’s Xonon Cool Combustion® catalytic combustion technology and associated gas turbine assets, consisting primarily of inventory, to Kawasaki for $2,100,000. The sale closed on September 29, 2006. The net book value of assets sold, net of liabilities assumed in the transaction, was approximately $66,000; the approximately $2,034,000 gain was recorded in gain from disposal of discontinued operations in the accompanying Consolidated Statements of Operations in fiscal 2006.

See Note 4. “Exit and Reorganization Costs,” for information regarding termination costs incurred in connection with the sale of the Company’s gas turbine technology and associated assets.

Note 14.	Sale of Diesel Fuel Processing Technology.

On October 25, 2006 the Company entered into and closed an Asset Purchase Agreement (the “APA”) with Eaton providing for the sale of the Company’s diesel fuel processing assets and intellectual property. Under the terms of the APA, the Company also assigned to Eaton the Company’s lease of its facilities in Mountain View, California, and Eaton assumed the future rental payments and building restoration obligations associated with the lease.

Under the terms of the APA, the Company received $2,400,000 in gross cash proceeds in exchange for the sale and conveyance of the assets, properties and rights of the Company relating to the diesel technologies and the licensing of other intellectual property owned by the Company and used in the diesel technologies (but not transferred to Eaton under the APA) to Eaton. The net book value of assets sold, net of liabilities assumed in the transaction, was approximately $209,000. The approximately $2,191,000 net gain from this transaction was recorded in gain from disposal of discontinued operations in the accompanying Consolidated Statements of Operations in fiscal 2006.

In addition, the Company received an additional $700,000 expense reimbursement from Eaton for third quarter and October 2006 diesel fuel processing development efforts. This reimbursement was recorded as a reduction of loss from discontinued operations in fiscal 2006.

See Note 4. “Exit and Reorganization Costs,” for information regarding termination costs incurred in connection with the sale of the Company’s diesel technologies.

Note 15.	Subsequent Events.

On May 8, 2007, the Company entered into a contribution and merger agreement (the “Merger Agreement”) with Robert M. Worsley (“Worsley”) and certain of his affiliates whereby the Company will combine with Snowflake White Mountain Power, LLC, Renegy Trucking, LLC and Renegy, LLC (the “Renegy Parties”) into a new holding company, named Renegy Holdings, Inc. (“Renegy”), which will own the Company and the Renegy Parties (the “Transaction”). Upon completion of the Transaction, currently anticipated to occur in the third quarter of 2007, Company stockholders will own approximately 41.5% of Renegy and an affiliate of Worsley, the Robert M. Worsley and Christi Worsley Revocable Trust, will own approximately 58.5% of Renegy and will acquire warrants to purchase up to an additional 11.5% of Renegy, provided certain vesting conditions are satisfied. The Renegy Parties currently are constructing a 24 megawatt biomass plant in Snowflake, Arizona, which Renegy will own and operate and which will supply power to Arizona Public Service and Salt River Project, the two largest utilities in the state of Arizona, pursuant to long-term power purchase agreements currently in place with those utilities.

Upon completion of the Transaction, the combined company, Renegy, will focus on clean energy and will operate under two divisions, one division focused on becoming an independent power producer (“IPP”) of renewable energy, and another division providing emissions compliance services for the coal-fired power

CATALYTICA ENERGY SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 — (Continued)

generation industry. The mission of the renewable energy division will be to utilize existing technology to supply clean, renewable and economical power, with the vision of becoming a leading renewable energy IPP in the U.S., principally employing biomass, solar and wind energy power projects. The second division will continue to focus on SCR Catalyst and Management Services.

Following the Transaction, Robert Worsley will become president and chief executive officer of Renegy, and Robert Zack, the Company’s current president, chief executive officer and chief financial officer, will become executive vice president and chief financial officer of Renegy. The Transaction, which has been unanimously approved by the Company’s Board of Directors, is subject to approval by stockholders and the satisfaction of certain closing conditions, including the required consents of various third parties.

CATALYTICA ENERGY SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three- and Six-Months Ended June 30, 2007 and 2006

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006
	(In thousands, except per share amounts)
	(Unaudited)

Revenues	$453	$957	$1,808	$3,936

Costs and expenses:
Cost of revenues	1,192	884	2,096	2,476
Selling, general and administrative	3,010	1,486	5,456	3,251
Loss on sale of assets	—	49	—	21

Total costs and expenses	4,202	2,419	7,552	5,748

Operating loss	(3,749)	(1,462)	(5,744)	(1,812)

Interest and other income	240	257	495	525
Interest and other expense	(6)	(49)	(9)	(98)

Loss from continuing operations	(3,515)	(1,254)	(5,258)	(1,385)

Discontinued operations:
Loss from discontinued operations, net of taxes	(63)	(1,636)	(38)	(3,230)

Total loss from discontinued operations	(63)	(1,636)	(38)	(3,230)

Net loss	$(3,578)	$(2,890)	$(5,296)	$(4,615)

Per common share:
Loss from continuing operations
Basic and diluted	$(0.19)	$(0.07)	$(0.29)	$(0.08)

Loss from discontinued operations
Basic and diluted	$(0.01)	$(0.09)	$0.00	$(0.17)

Net loss
Basic and diluted	$(0.20)	$(0.16)	$(0.29)	$(0.25)

Weighted average shares
Basic and diluted	18,313	18,171	18,292	18,164

See accompanying notes.

CATALYTICA ENERGY SYSTEMS, INC.

CONSOLIDATED BALANCE SHEET
At June 30, 2007

June 30, 2007
(In thousands)
(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$4,048
Short-term investments	11,956
Accounts receivable, net	592
Revenues in excess of billings	677
Inventory	130
Prepaid expenses and other assets	192

Total current assets	17,595
Property and equipment:
Equipment	1,720
Leasehold improvements	323
Less accumulated depreciation and amortization	(1,124)

Total property and equipment	919
Goodwill	4,257
Other intangible assets, net	1,151
Other assets	75

Total assets	$23,997

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$911
Accrued payroll and benefits	443
Deferred revenue	931
Accrued liabilities and other	1,002

Total current liabilities	3,287
Other long-term liabilities	14

Total liabilities	3,301
Stockholders’ equity:
Common stock	18
Additional paid-in capital	168,280
Retained deficit	(147,598)
Accumulated other comprehensive loss	(4)

Total stockholders’ equity	20,696

Total liabilities and stockholders’ equity	$23,997

See accompanying notes.

CATALYTICA ENERGY SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Six-Months Ended June 30, 2007 and 2006

	Six Months Ended
	June 30,
	2007	2006
	(In thousands) (Unaudited)

Cash flows from continuing operating activities:
Net loss	$(5,296)	$(4,615)
Discontinued operations, net of tax	(38)	(3,230)

Net loss from continuing operations	(5,258)	(1,385)
Adjustments to reconcile net loss from continuing operations to net cash used in operating activities:
Depreciation of property and equipment	158	157
Accretion of investments discount	(20)	(9)
Amortization of intangible assets	86	86
Provision for uncollectible accounts	118	—
Stock based compensation	292	144
Loss on sale of security investments	8	—
Gain on sale of assets	—	(27)
Changes in operating assets and liabilities:
Accounts receivable	396	661
Inventory	174	169
Prepaid expenses and other assets	116	168
Accounts payable	710	127
Deferred revenue	819	(185)
Accrued payroll and benefits	(192)	(34)
Accrued liabilities and other	103	(1,219)

Net cash used in continuing operating activities	(2,490)	(1,347)

Cash flows from continuing investing activities:
Purchases of investments	(8,843)	(2,405)
Maturities and sales of investments	14,883	5,870
Sale of property and equipment	—	27
Additions to property and equipment	(101)	(86)

Net cash provided by continuing investing activities	5,939	3,406

Cash flows from continuing financing activities:
Repayments of long-term debt	—	(8)
Payments on capital lease and other long-term obligations	(2)	(3)
Proceeds from exercise of stock options	2	6
Proceeds from issuance of common stock to employees through stock plans	12	25

Net cash provided by continuing financing activities	12	20

Net increase in cash flows from continuing operations	3,461	2,079
Net decrease in cash flows from discontinued operations	(71)	(2,235)
Cash and cash equivalents at beginning of period	658	1,490

Cash and cash equivalents at end of period	$4,048	$1,334

Cash flows from discontinued operations:
Net cash used in operating activities	$(71)	$(2,158)
Net cash used in investing activities	—	(65)
Net cash used in financing activities	—	(12)

Net decrease in cash flows from discontinued operations	$(71)	$(2,235)

Additional disclosure of cash flow information:
Interest paid	$1	$94

See accompanying notes.

CATALYTICA ENERGY SYSTEMS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1.	Description of Business and Significant Accounting Policies

Description of Business.  Catalytica Energy Systems, Inc. (“Catalytica Energy,” the “Company,” “we,” “us” or “our”) provides innovative products and services to meet the growing demand for clean energy production, with a focus on cost-effective emissions control solutions for the coal-fired power generation industry. Through our SCR-Tech subsidiary, we offer a variety of services for coal-fired power plants that use selective catalytic reduction (“SCR”) systems to reduce nitrogen oxides (“NOx”) emissions. These services include SCR catalyst management, cleaning and regeneration, as well as consulting services to help power plant operators optimize efficiency and reduce overall NOx compliance costs (collectively “SCR Catalyst and Management Services”).

Until October 2006, our business activities also included the design, development, manufacture and servicing of advanced products based on our proprietary catalyst and fuel processing technologies to offer cost-effective solutions for reducing emissions from natural gas-fired turbines and diesel engines used in power generation and transportation applications.

During 2006, we completed various restructuring and cost-reduction activities designed to improve our operating cost structure, extend our cash reserves, and better position the Company to achieve its commercial goals and growth targets. In line with this objective, we took actions to streamline our operations and maintain financial viability by divesting non-revenue generating businesses, assets, and technologies, by reducing our workforce, and by reallocating resources with a focus on key products, services and markets yielding near-term commercial revenue streams and a greater potential return on investment for our stockholders. In support of these strategies, on September 29, 2006, we sold our catalytic combustion technology and associated gas turbine assets to Kawasaki Heavy Industries, Ltd. (“Kawasaki”), and subsequently sold, on October 25, 2006, our diesel fuel processing technology and associated assets to Eaton Corporation (“Eaton”).

Prior to these sales, we had been conducting our business through the following two business segments:

1) Catalyst regeneration, rejuvenation, cleaning and management services for SCR systems used by coal-fired power generation facilities to reduce NOx emissions — our SCR Catalyst and Management Services (“SCMS”) segment; and

2) Designing, developing and manufacturing advanced products based on our proprietary catalyst and fuel processing technologies, primarily focused on cost-effective solutions for reducing emissions from diesel engine applications — our Catalyst-Based Technology Solutions (“CBTS”) segment.

Included in our CBTS segment was our Xonon Cool Combustion® catalytic combustion technology for gas turbines. In 2005, we ceased development and commercialization activities associated with this technology, and on September 29, 2006, we completed the sale of the technology and associated assets to Kawasaki.

Also included in our CBTS segment was our diesel fuel processing technology designed to facilitate a significant reduction in particulate matter and NOx emissions from mobile, stationary and off-road diesel engines by improving the performance of diesel particulate filters and NOx adsorber catalyst systems. On October 25, 2006 we completed the sale of the technology and associated assets to Eaton.

In connection with the closing of the sales to Kawasaki and Eaton in September 2006 and October 2006, respectively, we ceased conducting business activities associated with emissions control solutions for gas turbines or diesel engines, and therefore ceased conducting business through our CBTS segment. As of the end of October 2006, the Company operates as one segment. The results of operations and cash flows related to catalytic combustion and diesel fuel technologies are presented as discontinued operations in the Consolidated Statements of Operations and Consolidated Statements of Cash Flows for all periods reported.

On May 8, 2007, we entered into a definitive contribution and merger agreement (the “Merger Agreement”) to combine our business with Snowflake White Mountain Power, LLC (“Snowflake”), Renegy, LLC (“Renegy LLC”) and Renegy Trucking, LLC (“Renegy Trucking”), businesses engaged in creating and operating renewable energy

CATALYTICA ENERGY SYSTEMS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

power projects and harvesting biomass fuel (collectively, the “Renegy Parties”), and which comprise the renewable energy divisions of NZ Legacy, LLC (“NZ Legacy”), a privately owned Arizona land, mineral and energy development company. As part of the Merger Agreement, Catalytica Energy and the Renegy Parties will combine into and operate under a new holding company, named Renegy Holdings, Inc. (“Renegy”), which will own us and the Renegy Parties (the “Transaction”). Upon completion of the Transaction, currently anticipated to occur in the third quarter of 2007, our stockholders will own approximately 41.5% of Renegy. An affiliate of Robert M. Worsley, the founder and president of the Renegy Parties, will own approximately 58.5% of Renegy and will acquire warrants to purchase up to an additional 11.5% of Renegy, provided certain vesting conditions are satisfied. The Renegy Parties currently are constructing a 24 megawatt biomass plant near Snowflake, Arizona, which is expected to begin operating in the first half of 2008. This biomass plant, which Renegy will own and operate, will supply power to Arizona Public Service and Salt River Project, the two largest utilities in the state of Arizona, pursuant to long-term power purchase agreements currently in place with those utilities.

Upon completion of the Transaction, the combined company, Renegy, will focus on clean energy and will operate under two divisions — one division focused on becoming a leading independent power producer (“IPP”) of renewable energy in North America, and another division, SCR-Tech, which will continue to provide emissions compliance services for the coal-fired power generation industry. The mission of the renewable energy division will be to utilize existing technology to develop and operate green, renewable energy production facilities to supply clean, renewable and economical power, with the vision of creating multiple renewable energy projects within a five-year period through acquisitions, construction, installation and operation. The second division will continue to focus on growing its SCR Catalyst and Management Services business and exploring strategic opportunities to broaden its reach in the emerging market for clean coal technologies.

Upon completion of the Transaction, Robert Worsley will become chairman, president and chief executive officer of Renegy, and Robert Zack, our current president, chief executive officer and chief financial officer, will become executive vice president and chief financial officer of Renegy. The Transaction, which has been unanimously approved by our Board of Directors, is subject to approval by our stockholders and the satisfaction of certain closing conditions, including the required consents of various third parties.

Unaudited Interim Financial Information.  The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles for interim financial information generally accepted in the United States and with the instructions to Form 10-QSB and Item 310 of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. For further information, refer to the financial statements and footnotes thereto included in our Annual Report on Form 10-KSB for the year ended December 31, 2006, filed with the Securities and Exchange Commission (“SEC”) on March 23, 2007. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six month period ended June 30, 2007 are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 2007.

Use of Estimates.  The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications.  Certain reclassifications due to the accounting for discontinued operations have been made to the 2006 consolidated financial statements to conform to the 2007 presentation. Certain other reclassifications have been made to the 2006 consolidated financial statements to conform to the 2007 presentation.

Accounts Receivable.  Accounts receivable consists of trade receivables from SCR Catalyst and Management Services. Trade receivables are recorded at the invoiced amount. The balance of accounts receivable was $504,000,

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NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

net of $118,000 allowance for doubtful accounts, as of June 30, 2007. Four customers accounted for 95% of the Company’s gross trade accounts receivable at June 30, 2007.

Revenues in Excess of Billings.  Payment terms for SCR catalyst regeneration and cleaning services are typically defined in the contract for services rendered. Revenues may be earned for those services in advance of amounts billable to the customer and are recognized when the service is complete, unless the contract terms will not result in invoice generation within six months from the date of completion of those services. Revenues recognized in excess of amounts billed are recorded as revenues in excess of billings. The balance of revenues in excess of billings was $677,000 as of June 30, 2007.

Allowance for Doubtful Accounts and Notes.  The Company maintains an allowance for doubtful accounts and notes for estimated losses resulting from the inability of its funding parties or customers to make required payments. This allowance is based on specific customer account reviews and historical collections experience. If the financial condition of the Company’s funding parties or customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The following table summarizes the activity for the allowance for doubtful amounts on all accounts and notes receivable (in thousands):

	Notes	Accounts
	Receivable	Receivable	Total

Balance at December 31, 2006	$500	$—	$500
Change	—	118	118

Balance at June 30, 2007	$500	$118	$618

The allowance for doubtful notes is described in detail in Note 5, “Transactions with Related Parties,” of our Form 10-KSB for the year ended December 31, 2006, which was filed with the SEC on March 23, 2007. The allowance for doubtful accounts relates to an $118,000 allowance recorded during the first quarter of 2007. No change occurred in the allowance for doubtful accounts and notes during the second quarter of 2007.

Inventory.  Inventories generally include chemicals and spent, cleaned, or regenerated SCR modules held for sale to a customer. Inventories are stated at the lower of cost or market using the first-in, first-out method. At June 30, 2007, the Company’s consolidated inventory balance of $130,000 consisted entirely of raw materials inventories. At June 30, 2007, no cleaned or regenerated SCR modules were held in inventory for potential sales to customers.

Goodwill and Other Intangible Assets.  The Company accounts for goodwill and other intangible assets in accordance with the provisions of SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” Purchase prices of acquired businesses that were accounted for as purchases were allocated to the assets and liabilities acquired based on the estimated fair values on the respective acquisition dates. Other intangible assets, all of which were determined to have finite useful lives, were recorded at fair value at the time of the acquisition and are carried at such value less accumulated amortization. Based on these estimated fair values, the excess purchase prices over the fair value of the net assets acquired were allocated to goodwill.

Pursuant to SFAS No. 142, goodwill and other intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually, or whenever events or changes in circumstances indicate the carrying value may not be recoverable, in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets.”

As of June 30, 2007, all of the Company’s other intangible assets is attributable to the 2004 purchase of SCR-Tech. These intangible assets, including patents, trademarks, trade secrets and other purchased technology, are amortized on a straight-line basis over their useful lives, estimated at ten years.

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NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of June 30, 2007, all of the Company’s goodwill is attributable to the 2004 purchase of SCR-Tech. The Company performed an annual goodwill and intangible assets impairment analysis as of December 31, 2006 using discounted expected future cash flows based on a discount rate consistent with the guidance provided in FASB Concepts Statement No. 7, “Using Cash Flow Information and Present Value in Accounting Measurements,” to estimate fair value and the carrying value of SCR-Tech, including goodwill and intangible assets. Impairment is assessed based on the excess of the carrying amount over the fair value of those assets. This analysis resulted in the conclusion that goodwill and intangible assets were not impaired.

There were no changes in the carrying amount of goodwill during the six months ended June 30, 2007. The changes in the carrying amount and accumulated amortization of other intangible assets from the year ended December 31, 2006 to the six months ended June 30, 2007 were as follows (in thousands):

	Gross		Net
	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount

Other Intangible Assets
Balance at December 31, 2006	$1,727	$(489)	$1,238
Amortization expense	—	(87)	(87)

Balance at June 30, 2007	$1,727	$(576)	$1,151

Deferred Revenue.  SCR catalyst regeneration and cleaning services contracts may provide for deposits or progress payments. Deposits or progress payments received are deferred until the services are performed, at which point deferred revenue is reduced and revenue is recognized. As described more fully in the “Revenue Recognition” section below, in situations where SCR regeneration and cleaning services have been completed, but the customer is not contractually committed to receive an invoice within the succeeding six months, revenue is deferred until the six month criterion is met. In addition and as is described more fully in the “Revenue Recognition” section below, the Company maintains a revenue allowance equal to ten percent of revenue earned for each contract until receipt of successful final test results and issuance of a final report to the customer. Deferred deposits and progress payments, revenues earned but not billable for six months, and the revenue allowance are recorded as deferred revenue in the Consolidated Balance Sheet. As of June 30, 2007, deferred revenue was $931,000.

Accrued Warranty Liability.  In September 2006 the Company completed the sale of its Xonon gas turbine technology and related assets to Kawasaki. Per the terms of the purchase agreement between the Company and Kawasaki, this liability was assumed by Kawasaki. Accordingly, the previously existing accrual of $50,000 related to Xonon modules was eliminated and included in the gain on sale of assets in the third quarter of 2006.

Warranties provided for the Company’s SCR catalyst regeneration and cleaning services vary by contract, but typically provide limited performance guarantees. During the first quarter of 2007, the Company determined the likelihood of the existence of a warranty claim to be reasonably possible, but not probable, based on its historical experience of no warranty claims having been presented since the Company’s inception. Further, the Company determined it could not reasonably estimate a possible loss or range of loss with any degree of accuracy related to any potential warranty claims. In accordance with SFAS No. 5, “Accounting for Contingencies,” the Company determined there was no longer a basis for carrying an accrued warranty liability related to SCR catalyst regeneration and cleaning services and the previously existing $327,000 accrued warranty liability was eliminated, resulting in a reduction of cost of revenues in the Consolidated Statements of Operations during the first quarter of 2007. Should future actual product or service failure rates or other related costs differ from historical experience, establishment of an estimated warranty liability would be required.

Revenue Cost Reserve.  Until the discontinuance of the Company’s research and development activities in 2006, revenues from our funded research and development contracts were recorded as work was performed and billable hours were incurred, in accordance with each contract. Since these programs are subject to government audits, we maintain a revenue cost reserve for our government-funded programs in the event any of these funded

CATALYTICA ENERGY SYSTEMS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

costs, including overhead, are disallowed. We estimate this reserve by applying a percentage to the revenues recorded under contracts still subject to audit by those funding agencies, which typically lasts three to four years upon conclusion of the program. Expiration dates for contracts subject to audit range from December 2007 through January 2010.

The following table summarizes the changes in revenue cost reserve from the year ended December 31, 2006 to the six months ended June 30, 2007 (in thousands):

Balance as of December 31, 2006	$122
Adjustment to provision	(16)

Balance as of June 30, 2007	$106

Revenue Recognition.  As prescribed in Staff Accounting Bulletin (“SAB”) 101 and 104, “Revenue Recognition in Financial Statements,” the Company recognizes revenue from SCR Catalyst and Management Services when persuasive evidence of an arrangement exists, services have been rendered, the price is fixed or determinable, and collectibility is reasonably assured.

Revenues related to SCR catalyst regeneration and cleaning services are recognized when the service is completed for each catalyst module, subject to certain revenue recognition criteria which are described below. Customer acceptance is not required for regeneration and cleaning services in that SCR-Tech’s contracts currently provide that services are completed upon receipt of confirmation of compliance with contract requirements through testing by independent third parties. Testing generally occurs three times during a particular customer project. Once a successful test result is received on a production module from an independent third party, revenue is recognized for each catalyst module processed prior to the receipt of such test results, and revenue is subsequently recognized for each catalyst module as its processing is completed. As the Company utilizes a consistent methodology and formula for each project, it is unlikely that subsequent testing would not be successful. Nonetheless, if a subsequent test result were to indicate failure, the Company would cease recognizing revenue on any subsequent modules until new testing evidence confirms successful processing. We maintain a revenue allowance equal to ten percent of revenue earned for each contract to provide for any deficient test results that may occur after our initial test. This revenue allowance is removed, and revenue recognized, upon receipt of successful final test results and issuance of a final report to the customer.

A typical customer project may take 30 to 90 days to complete. Due to the nature of the demand for SCR regeneration and cleaning services, some of our contracts provide for extended payment terms. In a situation where regeneration or cleaning services have been completed, but the customer is not contractually committed to receive an invoice within the succeeding six months (and subsequent payment is due within 30 days of invoice date), revenue is deferred until the six month criterion is met. If the customer contract provides for a deposit or progress payments, revenue is recognized up to the amount received. No rights of return exist. The customer is generally responsible for the removal and subsequent re-installation of the catalyst. Our revenue arrangements do not have any material multiple deliverables as defined in Emerging Issues Task Force (“EITF”) 00-21, “Accounting for Multiple Element Revenue Arrangements.”

Costs associated with performing SCR catalyst regeneration and cleaning services are expensed as incurred because of the close correlation between the costs incurred, the extent of performance achieved and the revenue recognized. In the situation where revenue is deferred due to collectibility uncertainties, the Company does not defer costs due to the uncertainties related to payment for such services.

From time to time, SCR-Tech purchases spent catalyst modules, regenerates them and subsequently sells them to customers as refurbished units. In such cases, revenues are not recognized until the units are delivered to the customer.

CATALYTICA ENERGY SYSTEMS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Revenues also include charges to customers related to shipping expenses incurred to ship catalyst between the customer site and the SCR-Tech facility. Costs associated with shipping are recorded as a component of cost of revenues in the period the related shipping revenues are recorded.

We recognize revenue from our management and consulting services as work is performed. Costs associated with management and consulting services is expensed as incurred.

Two customers accounted for 86% of the Company’s revenues for the six months ended June 30, 2007. Three different customers accounted for 91% of the Company’s revenues for the six months ended June 30, 2006.

SCR Catalyst and Management Services revenue is project-based, and as such, the timing of those revenues varies from period-to-period. Accordingly, period-to-period comparisons of those revenues are not necessarily meaningful and should not be relied upon as an indication of future performance.

Stock Based Compensation.  The Company has two stock based compensation plans, consisting of a stock option plan and an employee stock purchase plan. The stock option plan provides for the granting of stock options and restricted stock units to employees, non-employees, and non-employee directors in exchange for services received. The employee stock purchase plan provides to employees the opportunity to purchase shares of the Company’s common stock at a price equal to 85% of the fair market value on the first or last day, whichever is lower, of each six month subscription period. Effective July 1, 2007, our Board of Directors suspended the employee stock purchase plan in connection with the Transaction.

Prior to January 1, 2006, the Company accounted for stock based compensation plans under the recognition and measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, as permitted by SFAS No. 123, “Accounting for Stock-based Compensation.”

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R) (“SFAS 123R”), “Share-Based Payment,” using the modified prospective method. SFAS 123R requires stock based compensation to be measured based on the fair value of the award on the date of grant and the corresponding expense to be recognized over the period during which an employee is required to provide services in exchange for the award. The fair value of each stock option award is estimated using a Black-Scholes option pricing model based on certain assumptions including expected term, risk-free interest rate, stock price volatility, and dividend yield. The assumption for expected term is based on evaluations of historical and expected future employee exercise behavior. The risk-free interest rate is based on the U.S. Treasury rates at the date of grant with maturity dates approximately equal to the expected term at the grant date. The historical volatility of the Company’s stock is used as the basis for the volatility assumption. The Company has never paid cash dividends, and does not currently intend to pay cash dividends, and thus assumed a 0% dividend yield. The fair value of restricted stock unit grants is based on the closing share price for our common stock as quoted on the NASDAQ Global Market on the date of grant. The fair value of employee stock plan purchases is estimated using a Black-Scholes option pricing model, similar to stock option valuations. The provisions of SFAS 123R also require estimates of expected forfeiture rate and recognition of expense for only those shares expected to vest. See Note 3 for additional information related to stock based plans and stock based compensation.

Income Taxes.  We account for income taxes under the asset and liability method in accordance with SFAS No. 109, “Accounting for Income Taxes.” Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. SFAS No. 109 requires that a valuation allowance be established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. SFAS No. 109 further states that it is difficult to conclude that a valuation allowance is not needed when there is negative evidence such as cumulative losses in recent years. As a result we have recorded a full valuation allowance against our deferred tax assets and expect to continue to record a full valuation allowance on future tax benefits until we reach sustained profitability.

CATALYTICA ENERGY SYSTEMS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109,” which prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken on an income tax return. The Company adopted the provisions of FIN 48 effective January 1, 2007. The total amount of unrecognized tax benefits as of the adoption date was immaterial, and no material changes to the amount of unrecognized tax benefits occurred during the six months ended June 30, 2007. The Company does not believe it will incur any material adjustments related to unrecognized tax benefits for the remainder of 2007.

It is the Company’s policy to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of the date of adoption of FIN 48, the Company did not have any accrued interest or penalties associated with any unrecognized tax benefits, nor was any interest or penalties recorded during the six months ended June 30, 2007.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company’s U.S. federal income tax returns for years 2003 through 2006 remain open to examination by the Internal Revenue Service. The Company’s state tax returns for years 2000 through 2006 remain open to examination by the state taxing authorities.

Recent Accounting Standards.  In September 2006, the FASB issued SFAS Statement No. 157 (“SFAS 157”), “Fair Value Measurements,” which addresses the measurement of fair value by companies when they are required to use a fair value measure for recognition or disclosure purposes under GAAP. SFAS 157 provides a common definition of fair value to be used throughout GAAP which is intended to make the measurement of fair value more consistent and comparable and to improve disclosures about those measures. SFAS 157 will be effective for an entity’s financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact, if any, the adoption of SFAS 157 will have on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS 159 allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement of certain financial assets and liabilities on an instrument-by-instrument basis. Subsequent changes in fair value of these financial assets and liabilities would be recognized in earnings when they occur. SFAS 159 is effective for an entity’s financial statements issued for fiscal years beginning after November 15, 2007, with earlier adoption permitted. The Company is currently assessing the impact, if any, the adoption of SFAS 159 will have on its consolidated financial statements.

Note 2.  Net Income (Loss) per Share (“EPS”)

Basic and diluted net income (loss) per share is presented in accordance with SFAS No. 128, “Earnings Per Share.” Basic EPS is computed by dividing net income (loss) available to common stockholders by the weighted-average number of common shares outstanding during each reporting period. Diluted EPS includes the effect of stock options and unvested restricted stock assumed to be exercised using the treasury stock method. As the Company’s potentially dilutive securities (stock options and restricted stock units) were anti-dilutive for the three and six months ended June 30, 2007 and 2006, they have been excluded from the computation of weighted-average shares outstanding used in computing diluted net loss per share because the Company incurred a net loss from continuing operations for each of those periods. Total options and restricted stock units outstanding as of June 30, 2007 and 2006 were approximately 2,449,000 and 2,710,000, respectively.

Note 3.  Stock Based Compensation

At June 30, 2007, the Company has two stock based compensation plans, described more fully below.

CATALYTICA ENERGY SYSTEMS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock option plan

The Company has a stock option plan (the “Stock Option Plan”), which allows for the granting of stock options and restricted stock units (“RSUs”) to employees, non-employees, and non-employee directors in exchange for services received. Employees are also eligible for option grants at their hire date and are eligible for annual bonus option grants based on achievement of objectives, subject to approval by the compensation committee of the Board of Directors (the “Compensation Committee”). Options are periodically granted to non-employees for consulting services rendered, subject to approval by the Compensation Committee or Board of Directors. Option grants to non-employee directors for their service on the board are determined and approved on an annual basis by the Compensation Committee. Option grant vesting periods range from immediate vesting to four years and have a contractual life ranging from five to ten years. Option grants are valued using a Black-Scholes option pricing model, and compensation expense is recognized over the requisite service period, which is typically equal to the vesting period. Compensation expense associated with share-based payments which are subject to graded vesting based on service conditions are recognized using the straight-line recognition method. RSU grants are valued based on the closing share price for the Company’s common stock as quoted on the NASDAQ Global Market on the date of grant, and compensation expense related to RSU grants is recognized over the requisite service period, which is typically equal to the vesting period. The issuance of shares pursuant to the Stock Option Plan is accomplished through the issuance of new shares.

As of June 30, 2007, the Company has not granted any options with performance or market conditions.

Employee stock purchase plan

The Company has an employee stock purchase plan (the “ESPP”), whereby eligible employees of the Company have the right to purchase shares of the Company’s common stock at a price equal to 85% of the fair market value on the first or last day, whichever is lower, of each six month subscription period. The discount and look-back features of the ESPP cause it to be considered compensatory under SFAS 123R. ESPP purchases are valued using a Black-Scholes option pricing model, and compensation expense is recognized ratably over the six month subscription period. The issuance of shares pursuant to the ESPP is accomplished through the issuance of new shares. Effective July 1, 2007, our Board of Directors suspended the ESPP in connection with the Transaction.

Stock based compensation

Prior to January 1, 2006, the Company accounted for those plans under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, as permitted by SFAS No. 123, “Accounting for Stock-based Compensation.” The ESPP was considered non-compensatory under APB No. 25.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS 123R, using the modified prospective method, which requires stock based compensation to be measured based on the fair value of the award on the date of grant and the corresponding expense to be recognized over the period during which an employee is required to provide services in exchange for the award. The Company had no granted but not yet exercisable stock options outstanding at December 31, 2005; therefore, beginning in fiscal 2006 compensation cost recognized includes compensation cost for all stock options granted subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. The Company amortizes the fair value of RSUs at the date of grant over their related vesting periods, however, pursuant to SFAS 123R, the amount amortized reflects an estimated forfeiture rate.

Adoption of SFAS 123R had the effect of increasing net loss for the six months ended June 30, 2007 and 2006 by $142,000 and $121,000, respectively, or approximately $.01 per share for both periods. The adoption of SFAS 123R had no effect on cash flow.

CATALYTICA ENERGY SYSTEMS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Total compensation for share-based compensation arrangements recognized during the six months ended June 30, 2007 and 2006 was $292,000 and $144,000, respectively. As of June 30, 2007, there was $1,046,000 of total unrecognized compensation cost related to non-vested share-based compensation arrangements under the Stock Option Plan, which is expected to be recognized over a weighted-average period of 2.00 years.

The fair value of each stock option award is estimated using a Black-Scholes option pricing model based on the weighted-average assumptions in the table below. The assumption for expected term is based on evaluations of historical and expected future employee exercise behavior. The risk-free interest rate is based on the U.S. Treasury rates at the date of grant with maturity dates approximately equal to the expected term at the grant date. The historical volatility of the Company’s stock is used as the basis for the volatility assumption. The Company has never paid cash dividends, and does not currently intend to pay cash dividends, and thus assumed a 0% dividend yield.

	For the
	Six Months Ended
	June 30,	June 30,
	2007	2006

Expected dividend yield	0.0%	0.0%
Expected stock price volatility	63.90%	66.80%
Risk-free interest rate	4.60%	4.72%
Expected life of options (in years)	4.00	4.00

The following table summarizes stock option plan activity for the six months ended June 30, 2007:

		Weighted	Weighted
		Average	Average	Aggregate
	Number	Exercise	Contractual	Intrinsic
Options	of Shares	Price	Term (Years)	Value

Outstanding at December 31, 2006	2,234,563	$4.08
Granted	713,700	1.91
Exercised	(2,000)	1.15
Forfeited	—	—
Expired	(729,388)	6.01

Outstanding at June 30, 2007	2,216,875	$2.74	7.93	$31,608

Exercisable at June 30, 2007	1,267,425	$3.51	6.85	$20,700

The weighted-average fair values of options granted during the six months ended June 30, 2007 and 2006 were $1.00 and $0.72, respectively. The total intrinsic values of options exercised during the six months ended June 30, 2007 and 2006 were $1,000 and $17,000, respectively.

CATALYTICA ENERGY SYSTEMS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the changes in non-vested shares (RSUs) for the six months ending June 30, 2007:

		Weighted-
		Average
		Grant-Date
Non-vested Shares	Shares	Fair Value

Non-vested shares at December 31, 2006	34,375	$1.50
Granted	277,069	$1.80
Vested	(73,704)	$1.66
Forfeited	(5,545)	$1.75

Non-vested shares at June 30, 2007	232,195	$1.80

Note 4.  Debt, Commitments and Contingencies.

Debt Agreements.  In March 2002, we received a term loan of $3,010,000 from the Arizona State Compensation Fund. Proceeds of this loan were applied to the purchase of a 43,000 square foot manufacturing and administrative facility in Gilbert, Arizona. In August 2004, the remaining $2,940,254 principal balance on this loan was refinanced with a five-year term loan, which bore interest at a fixed annual rate of 6.5% and had a maturity of April 2009. Under the terms of the refinanced loan, payments of principal and interest totaling $19,105 were due monthly with a final principal payment of $2,737,228 due at maturity. This loan was secured by a deed of trust in the acquired real property.

On July 19, 2006, the Company sold the Gilbert, Arizona facility and repaid the remaining balance of the loan along with prepayment penalties totaling $90,000.

Commitments and Contingencies.  In connection with the sale of our gas turbine technology and associated assets to Kawasaki in September 2006, we agreed to indemnify Kawasaki for any breaches of various representations and warranties made by us to Kawasaki in connection with the sale. These indemnities are generally limited to the purchase price of $2.1 million. In addition, we have agreed to maintain an amount of not less than $2.0 million in immediately available funds until September 30, 2007 and $1.9 million in immediately available funds from October 1, 2007 until September 30, 2008 to satisfy any indemnification claims from Kawasaki.

In connection with the sale of our diesel fuel processing technology and associated assets to Eaton in October 2006, we agreed to indemnify Eaton for any breaches of various representations and warranties made by us to Eaton in connection with the sale. These indemnities are generally limited to the purchase price of $2.4 million.

We incurred additional contingent liabilities as a result of our spin-off from Catalytica, Inc. For example, when the business of Catalytica Advanced Technologies, Inc. (“CAT”) was combined with ours, we became responsible for the liabilities of CAT. Additionally, we have obligations under the separation agreements we entered into with Catalytica, Inc., Synotex and DSM Catalytica Pharmaceuticals, Inc. (“DSM”), the successor corporation to Catalytica, Inc. For example, we agreed to indemnify DSM for liabilities arising out of our business, the business of CAT and other liabilities of DSM not associated with the pharmaceuticals business it purchased from Catalytica, Inc., which could include, for example, potential environmental liabilities. We are also responsible for specified potential liabilities arising out of the distribution of our common stock by Catalytica, Inc. To date, no claims have been made against us pursuant to these indemnification provisions and, at June 30, 2007, we believe the likelihood of any material claim being made against us is remote.

We have not recorded any liabilities related to the above contingencies, as we believe the likelihood of claim for each to be remote.

CATALYTICA ENERGY SYSTEMS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 5.  Comprehensive Loss.

The components of comprehensive loss are as follows (in thousands):

	Three Months Ended,		Six Months Ended,
	June 30,		June 30,
	2007	2006	2007	2006

Net loss	$(3,578)	$(2,890)	$(5,296)	$(4,615)
Other comprehensive income (loss):
Change in unrealized loss on available-for-sale securities	9	7	7	10

Comprehensive loss	$(3,569)	$(2,883)	$(5,289)	$(4,605)

The components of accumulated other comprehensive loss at June 30, 2007 consist entirely of unrealized loss on available-for-sale securities.

Note 6.  Segment Disclosures.

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” requires disclosures of certain information regarding operating segments, products and services, geographic areas of operation and major customers. The method for determining what information to report under SFAS No. 131 is based upon the “management approach,” or the way that management organizes the operating segments within the Company, for which separate financial information is available that is evaluated regularly by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources and in assessing performance. Our CODM is our Chief Executive Officer.

As described more fully in Note 1, the Company sold its Xonon catalytic combustion technology and associated gas turbine assets and its diesel fuel processing technology and associated assets during fiscal 2006.

Prior to these sales, the Company had been conducting its business through the following two business segments:

•	Catalyst regeneration, rejuvenation, cleaning and management services for SCR systems used by coal-fired power generating facilities to reduce NOx emissions — our SCR Catalyst and Management Services (“SCMS”) segment; and

•	Designing, developing and manufacturing advanced products based on our proprietary catalyst and fuel processing technologies, primarily focused on cost-effective solutions for reducing emissions from diesel engine applications — our Catalyst-Based Technology Solutions (“CBTS”) segment.

In connection with the closing of the sales of the gas turbine and diesel fuel processing technologies and associated assets, the Company no longer conducts business activities associated with emissions control solutions for gas turbines or diesel engines, and therefore no longer conducts business through its CBTS segment. As the results of operations related to gas turbine and diesel fuel processing technology development is reported in discontinued operations in the Consolidated Statements of Operations for the three and six months ended June 30, 2007 and 2006, the Company’s loss from continuing operations reflect the operations of one segment. As such, no additional disclosures are presented related to by-segment presentation of revenues, operating income, depreciation and amortization, capital expenditures, or total assets.

Note 7.  Sale of Gilbert Facility.

On May 18, 2006, the Company entered into a Purchase and Sale Agreement (the “Sale Agreement”) to amend the terms of the Purchase and Sale Agreement dated April 18, 2006 to sell the approximately 43,000 square foot corporate headquarters and manufacturing facility and certain personal property located in Gilbert, Arizona. Under

CATALYTICA ENERGY SYSTEMS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the terms of the Sale Agreement, the Company received gross proceeds of $4,840,000 (which included an additional payment of $40,000 in connection with the sale and $25,000 for the sale of certain personal property located at the facility) on the closing date of July 19, 2006. After payoff of the approximately $2,870,000 loan securing the building, payment of its share of various closing costs, related expenses and commissions, and base rent to lease space at the facility through October 2006, the Company received net proceeds from the sale of approximately $1,850,000. In accordance with SFAS No. 144, the Company ceased depreciating the building on April 18, 2006. The net book value of assets sold was $3,887,000. An approximately $660,000 gain on sale of assets was recorded in the Consolidated Statements of Operations in the third quarter of 2006. Subsequent to the sale, the Company completed the relocation of its corporate headquarters in October 2006 to a smaller office space in Tempe, Arizona, which is being leased for approximately $4,100 per month.

Note 8.  Sale of Xonon Gas Turbine Technology.

On June 30, 2006, the Company entered into an asset purchase agreement providing for the sale of the Company’s Xonon Cool Combustion® catalytic combustion technology and associated gas turbine assets, consisting primarily of inventory, to Kawasaki for $2,100,000. The sale closed on September 29, 2006. The net book value of assets sold net of liabilities assumed was approximately $66,000. The approximately $2,034,000 gain was recorded in gain on sale of assets in the Consolidated Statements of Operations in the third quarter of 2006.

Note 9.  Sale of Diesel Fuel Processing Technology.

On October 25, 2006 the Company entered into and closed an Asset Purchase Agreement (the “APA”) with Eaton providing for the sale of the Company’s diesel fuel processing assets and intellectual property (the “Diesel Technologies”). Under the terms of the APA, the Company also assigned to Eaton the Company’s lease of its facilities in Mountain View, California, and Eaton assumed the future rental payments and building restoration obligations associated with the lease.

Under the terms of the APA, the Company received $2,400,000 in gross cash proceeds in exchange for the sale and conveyance of the assets, properties and rights of the Company relating to the Diesel Technologies and the licensing of other intellectual property owned by the Company and used in the Diesel Technologies (but not transferred to Eaton under the APA) to Eaton. The net book value of assets sold, net of liabilities assumed in the transaction, was approximately $209,000. The approximately $2,191,000 gain from this transaction was recorded in gain from disposal of discontinued operations in the Consolidated Statements of Operations in the fourth quarter of 2006.

In addition, the Company received a $700,000 expense reimbursement from Eaton for third quarter and October 2006 diesel fuel processing development efforts. This reimbursement was recorded as a reduction of loss from discontinued operations in the third and fourth quarters of 2006.

Note 10.  Proposed Merger Transaction.

On May 8, 2007, we entered into a definitive contribution and merger agreement (the “Merger Agreement”) to combine our business with Snowflake White Mountain Power, LLC (“Snowflake”), Renegy, LLC (“Renegy LLC”) and Renegy Trucking, LLC (“Renegy Trucking”), businesses engaged in creating and operating renewable energy power projects and harvesting biomass fuel (collectively, the “Renegy Parties”), and which comprise the renewable energy divisions of NZ Legacy, LLC (“NZ Legacy”), a privately owned Arizona land, mineral and energy development company. As part of the Merger Agreement, Catalytica Energy and the Renegy Parties will combine into and operate under a new holding company, named Renegy Holdings, Inc. (“Renegy”), which will own us and the Renegy Parties (the “Transaction”). Upon completion of the Transaction, currently anticipated to occur in the third quarter of 2007, our stockholders will own approximately 41.5% of Renegy. An affiliate of Robert M. Worsley, the founder and president of the Renegy Parties, will own approximately 58.5% of Renegy and will acquire warrants to purchase up to an additional 11.5% of Renegy, provided certain vesting conditions are satisfied. The Renegy

CATALYTICA ENERGY SYSTEMS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Parties currently are constructing a 24 megawatt biomass plant near Snowflake, Arizona, which is expected to begin operating in the first half of 2008. This biomass plant, which Renegy will own and operate, will supply power to Arizona Public Service and Salt River Project, the two largest utilities in the state of Arizona, pursuant to long-term power purchase agreements currently in place with those utilities.

Upon completion of the Transaction, the combined company, Renegy, will focus on clean energy and will operate under two divisions — one division focused on becoming a leading independent power producer (“IPP”) of renewable energy in North America, and another division, SCR-Tech, which will continue to provide emissions compliance services for the coal-fired power generation industry. The mission of the renewable energy division will be to utilize existing technology to develop and operate green, renewable energy production facilities to supply clean, renewable and economical power, with the vision of creating multiple renewable energy projects within a five-year period through acquisitions, construction, installation and operation. The second division will continue to focus on growing its SCR Catalyst and Management Services business and exploring strategic opportunities to broaden its reach in the emerging market for clean coal technologies.

Upon completion of the Transaction, Robert Worsley will become chairman, president and chief executive officer of Renegy, and Robert Zack, our current president, chief executive officer and chief financial officer, will become executive vice president and chief financial officer of Renegy. The Transaction, which has been unanimously approved by our Board of Directors, is subject to approval by our stockholders and the satisfaction of certain closing conditions, including the required consents of various third parties.

INDEX TO FINANCIAL STATEMENTS OF
SNOWFLAKE WHITE MOUNTAIN POWER, LLC;
RENEGY, LLC; AND RENEGY TRUCKING, LLC

Page

Report of Independent Registered Public Accounting Firm	F-45
Combined Statements of Operations for the years ended December 31, 2006 and December 31, 2005, and for the period from September 1, 2004 (inception) through December 31, 2006	F-46
Combined Balance Sheet as of December 31, 2006	F-47
Combined Statements of Changes in Members’ Equity for the period from September 1, 2004 (inception) through December 31, 2006	F-48
Combined Statements of Cash Flows for the years ended December 31, 2006 and December 31, 2005, and for the period from September 1, 2004 (inception) through December 31, 2006	F-49
Notes to Combined Financial Statements	F-50
Combined Statements of Operations for the three and six months ended June 30, 2007 and 2006 and for the period from September 1, 2004 (inception) through June 30, 2007 (unaudited)	F-59
Combined Balance Sheets as of June 30, 2007 (unaudited)	F-60
Combined Statements of Cash Flows for the six months ended June 30, 2007 and 2006 and for the period from September 1, 2004 (inception) through June 30, 2007 (unaudited)	F-61
Notes to Unaudited Combined Financial Statements	F-62

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Snowflake White Mountain Power, LLC; Renegy, LLC;
and Renegy Trucking, LLC

We have audited the accompanying combined balance sheet of Snowflake White Mountain Power, LLC; Renegy, LLC; and Renegy Trucking, LLC (collectively, the “Company,” a development stage company), at December 31, 2006 and the related combined statements of operations, members’ equity and cash flows for each of the two years in the period ended December 31, 2006 and for the period from September 1, 2004 (inception) through December 31, 2006. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate for the circumstances, but not for the purpose of expressing an opinion on the adequacy of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Snowflake White Mountain Power, LLC; Renegy, LLC; and Renegy Trucking, LLC (collectively a development stage company) at December 31, 2006 and the combined results of their operations and their cash flows for each of the two years in the period ended December 31, 2006 and for the period from September 1, 2004 (inception) through December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/  Ernst & Young LLP

June 27, 2007
Phoenix, Arizona

Snowflake White Mountain Power, LLC; Renegy, LLC; and Renegy Trucking, LLC
(A Development Stage Company)

Combined Statements of Operations

			Period from
	Years Ended		September 1, 2004
	December 31,		(Inception) through
	2006	2005	December 31, 2006
	(In thousands)

Sales	$1,895	$1,044	$2,939
Costs of goods sold	3,983	2,177	6,160

Gross profit (loss)	(2,088)	(1,133)	(3,221)
Operating expenses:
Selling, general and administrative	1,056	479	1,542
Loss on sale of property, plant and equipment	241	—	241

Operating loss	(3,385)	(1,612)	(5,004)
Other income (expense):
Change in fair value of hedge instruments	(3,525)	—	(3,525)
Interest expense	(389)	(30)	(419)
Interest income	264	—	264
Other, net	235	2	237

Total other expense	(3,415)	(28)	(3,443)

Net loss	$(6,800)	$(1,640)	$(8,447)

See accompanying notes.

Snowflake White Mountain Power, LLC; Renegy, LLC; and Renegy Trucking, LLC
(A Development Stage Company)

Combined Balance Sheet

As of December 31,
2006
(In thousands)

Assets
Current assets:
Cash	$31
Restricted cash	27,885
Accounts receivable, net	101
Inventories	5,227
Other current assets	248

Total current assets	33,492
Property, plant and equipment, net	24,223
Deferred financing costs and other assets, net	2,881

Total assets	$60,596

Liabilities and members’ equity
Current liabilities:
Accounts payable	$2,524
Accrued payroll and benefits	128
Accrued liabilities and other	404
Current portion of long-term debt	35

Total current liabilities	3,091
Fair value of hedge instruments	3,525
Long-term debt, net of current portion	41,798

Total liabilities	48,414
Members’ equity	12,182

Total liabilities and members’ equity	$60,596

See accompanying notes.

Snowflake White Mountain Power, LLC; Renegy, LLC; and Renegy Trucking, LLC
(A Development Stage Company)

Combined Statements of Changes in Members’ Equity

	Managing Member
	(Snowflake
	White Mountain		Renegy
	Power, LLC)	(Renegy, LLC)	Trucking, LLC)	Total
	(In thousands)

Members’ equity at September 1, 2004 (inception)	$—	$—	$—	$—
Net assets contributed, including cash	132	122	17	271
Net loss	(1)	(6)	—	(7)

Members’ equity at December 31, 2004	131	116	17	264
Net assets contributed, including cash	2,500	4,591	570	7,661
Net loss	(20)	(999)	(621)	(1,640)

Members’ equity at December 31, 2005	2,611	3,708	(34)	6,285
Net assets contributed, including cash	4,862	4,856	1,342	11,060
Conversion of debt to members’ equity	—	1,000	637	1,637
Net loss	(3,752)	(1,604)	(1,444)	(6,800)

Members’ equity at December 31, 2006	$3,721	$7,960	$501	$12,182

See accompanying notes.

Snowflake White Mountain Power, LLC; Renegy, LLC; and Renegy Trucking, LLC
(A Development Stage Company)

Combined Statements of Cash Flows

			Period from
			September 1, 2004
	Years Ended December 31,		(Inception) through
	2006	2005	December 31, 2006
	(In thousands)

Operating activities
Net loss	$(6,800)	$(1,640)	$(8,447)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	748	392	1,146
Amortization	45	—	45
Change in fair value of hedge instruments	3,525	—	3,525
Loss on sale of property, plant and equipment	241	—	241
Changes in operating assets and liabilities:
Accounts receivable	(34)	(67)	(101)
Inventories	(3,183)	(2,043)	(5,227)
Other current assets	(212)	(21)	(248)
Accounts payable	(258)	310	329
Accrued expenses	293	240	532

Net cash used in operating activities	(5,635)	(2,829)	(8,205)

Investing activities
Purchases of restricted cash investments	(79,536)	—	(79,536)
Proceeds from sale of restricted cash investments	51,651	—	51,651
Purchases of property, plant and equipment	(16,616)	(6,605)	(23,751)
Proceeds from sale of property, plant and equipment	336	—	336

Net cash used in investing activities	(44,165)	(6,605)	(51,300)

Financing activities
Proceeds from line of credit	—	1,000	1,000
Unrestricted proceeds — Solid Waste Disposal
Revenue Bonds	39,250	—	39,250
Proceeds from notes payable	2,588	1,245	3,833
Repayments on notes payable	(147)	(465)	(612)
Payments of deferred financing costs	(2,927)	—	(2,927)
Contributions from members	11,060	7,661	18,992

Net cash provided by financing activities	49,824	9,441	59,536

Net change in cash	24	7	31
Cash, beginning of period	7	—	—

Cash, end of period	$31	$7	$31

Supplemental cash flows information
Cash paid for interest, net of amounts capitalized	$282	$30	$312

Supplemental disclosures of noncash investing and financing activities
Purchases of property, plant and equipment	$2,196	$277	$2,196

Reclassification of debt to equity	$1,637	$—	$1,637

See accompanying notes.

Snowflake White Mountain Power, LLC; Renegy, LLC; and Renegy Trucking, LLC
(A Development Stage Company)

Notes to Combined Financial Statements
December 31, 2006

Note 1.	Description of Business

Formation and Operations of the Company.  The accompanying financial statements include the combined operations of the following entities: Snowflake White Mountain Power, LLC (“SWMP”); Renegy, LLC (“Renegy”); and Renegy Trucking, LLC (“Renegy Trucking”) each an Arizona limited liability company (collectively, A Development Stage Company, and the “Company”). New Mexico and Arizona Land Company, LLC owns 100% of Renegy and Renegy Trucking. Stone Axe Power Ranch, LLC (a wholly-owned subsidiary of New Mexico and Arizona Land Company, LCC) owns 100% of SWMP. Each is organized to run in perpetuity or until terminated by the Board of Managers, and only one class of membership exists for each of the entities presented. The Companies are combined for the financial presentation as it is the intent of management to merge these entities with Catalytica Energy Systems, Inc., which is described in more detail in Note 13.

Description of Business.  SWMP is constructing a 24 megawatt biomass generating facility (“Biomass Facility”) near Snowflake, Arizona, to meet its electric power generation obligations under 15- and 20-year power purchase agreements (“PPAs”) with Arizona Public Service (“APS”) and Salt River Project (“SRP”). Renegy has commenced operations to provide fuel for the Biomass Facility from green forest thinning, burned forest rehabilitation, and waste material from existing saw mills and other sources in the region. Renegy also provides saw timber to lumber companies. Renegy Trucking hauls saw logs and biomass fuel in support of the Company’s operations. The Company is presented as a Development Stage Company as it is in the construction phase of its biomass generating power plant and planned principal operations have not commenced. The Company expects to exit the development stage during 2008 upon completion of the Biomass Facility and commencement of electric power generation and sales.

Note 2.	Significant Accounting Policies

Principles of Consolidation and Combination.  The combined financial statements include the accounts of SWMP, Renegy, and Renegy Trucking. All material inter-company accounts and transactions have been eliminated in combination. All inter-company transactions were conducted at arms length in the opinion of the managements of the Companies except as disclosed in Note 10. The combined financial statements are presented as a pooling of interests in accordance with AICPA Practice Bulletin 14, “Accounting and Reporting by Limited Liability Companies and Limited Liability Partnerships.”

Use of Estimates.  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the combined financial statements and accompanying notes. Actual results could differ from those estimates.

Concentration of Credit Risk.  Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash equivalents, restricted cash, and receivables. The Company maintains its cash balances in the form of cash deposits in bank checking accounts and money market funds. Cash deposits in excess of amounts insured by the Federal Deposit Insurance Corporation are exposed to risk of loss in the event of nonperformance by the financial institution. The Company periodically maintains cash deposits with financial institutions in excess of insured limits. Restricted cash is invested primarily in money market funds. The Company performs ongoing credit evaluations of its customers and regularly monitors customer balances to minimize the risk of loss.

Sales to one customer constituted 50% and 71% of the Company’s revenue in 2006 and 2005, respectively. Revenue from this customer was approximately $0.9 million and $0.4 million in 2006 and 2005, respectively.

The Company expects to receive substantially all of its future revenues from PPAs with SRP and APS, estimated to begin in 2008 when the biomass generating facility commences operations.

Snowflake White Mountain Power, LLC; Renegy, LLC; and Renegy Trucking, LLC
(A Development Stage Company)

Notes to Combined Financial Statements
December 31, 2006 — (Continued)

One customer accounted for approximately 61% of the Company’s net trade accounts receivable at December 31, 2006.

The Company has no off-balance sheet concentrations of credit risk, such as foreign exchange contracts, options contracts or other foreign hedging arrangements.

Fair Value of Financial Instruments.  The Company has the following financial instruments: accounts receivable, accounts payable, accrued salaries and incentives, other accrued expenses, notes payable, and long-term debt. The carrying value of accounts receivable, accounts payable, accrued salaries and incentives, and other accrued expenses approximates their fair value based on the liquidity of these financial instruments or based on their short-term nature. The carrying value of notes payable and long-term debt approximates fair value based on the market interest rates available to the Company for debt of similar risk and maturities.

Derivative Financial Instruments.  In accordance with Statement of Financial Accounting Standard (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and its amendments in SFAS Nos. 137, 139, and 149, the Company is required to measure all derivative instruments at fair value and to recognize all derivative instruments in its statement of financial position as either assets or liabilities depending on the rights or obligations under the contracts. Changes in fair value resulting in a gain or loss on a derivative instrument not designated as a hedging instrument are recognized currently in earnings. The effective portion of a gain or loss on a derivative instrument designated and qualifying as a cash flow hedging instrument is reported as a component of other comprehensive income. As of December 31, 2006, the Company has two interest rate swaps to assist in management of the cost of debt, which are described more fully in Note 7. These interest rate swaps do not qualify for accounting treatment as cash flow hedges in accordance with SFAS No. 133, as the Company did not elect for this accounting treatment at inception of the interest rate swap arrangements. Therefore, any changes in their fair values are recognized in current earnings.

Cash Equivalents and Restricted Cash.  The Company considers all unrestricted cash accounts and highly liquid debt instruments purchased with a remaining maturity of three months or less to be cash equivalents. Restricted cash consists of funds borrowed pursuant to Solid Waste Disposal Revenue Bonds, restricted for the construction of the Biomass Facility and procurement of related fuel and timber. Funds are released for use by the Company based on approved payment requests and lien releases from contractors with signed contracts to work on the project. The Company had $27.9 million restricted cash balances at December 31, 2006. The Company expects to utilize all restricted cash for the construction of its biomass generating power plant during fiscal 2008.

Accounts Receivables and Allowances.  Trade accounts receivable are recorded at the gross sales price of products sold to customers on trade credit terms. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. This allowance is based on specific customer account reviews and historical collection experience. If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The following table summarizes the activity for the allowance for doubtful amounts on all accounts receivable (in thousands):

	Beginning		(Write-offs)/	Ending
For the Year Ended	Balance	Provision	Recoveries	Balance

2005	—	—	—	—
2006	—	29	(15)	14

Deferred Financing Costs.  The Company incurred debt issuance costs of approximately $2.9 million related to its project debt financing which is being amortized over the life of the related debt using the straight-line method. Amortization expense recorded during fiscal 2006 and 2005 was approximately $45,000 and $0, respectively.

Snowflake White Mountain Power, LLC; Renegy, LLC; and Renegy Trucking, LLC
(A Development Stage Company)

Notes to Combined Financial Statements
December 31, 2006 — (Continued)

Inventories.  Inventories consist principally of logs, lumber, biomass, mulch and supplies, most of which will be used in the production of electricity in the Company’s Biomass Facility. Biomass inventory consists of organic materials that will be burned in the power generation process. Certain lumber and mulch inventory is held for sale to retailers. The Company accounts for inventories in accordance with SFAS No. 151, “Inventory Costs.” Inventories are stated at the lower of cost or market based on the first-in, first-out method. Abnormal amounts of idle facility expense, inefficiencies incurred in inventory procurement, freight, and handling costs are recognized as cost of goods sold as current-period charges and were approximately $3.2 million and $2.0 million during fiscal 2006 and 2005, respectively.

Impairment of Long-Lived Assets.  In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. During fiscal 2006 and 2005, no long-lived assets were identified as impaired.

Property and Equipment.  Property, plant, and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the underlying assets as indicated below:

Biomass generating facility	30 years
Machinery and equipment	6 years
Office furniture and equipment	3-7 years
Vehicles	5 years

Depreciation of the biomass generating facility will commence when the facility is operational, which is expected to occur in fiscal 2008.

Assets purchased through the assumption of capital lease obligations are generally depreciated over the lesser of their estimated useful lives or the term of the lease. Amortization of assets purchased through capital leases is included in depreciation expense. Repairs and maintenance costs are expensed as incurred.

Capitalized Interest.  The Company capitalizes interest expense in accordance with SFAS No. 34, “Capitalization of Interest Cost,” and SFAS No. 62, “Capitalization of Interest Cost in Situations Involving Certain Tax-Exempt Borrowings and Certain Gifts and Grants.” The Company capitalizes interest expense associated with the construction of the Biomass Facility, net of the associated interest income with tax-exempt borrowings under the Solid Waste Disposal Revenue Bonds, which approximated $215,000 for fiscal 2006. Interest rates on loans entered into in association with the financing of the construction of the Company’s Biomass Facility are used as the basis for the weighted average interest rate for capitalization of interest expense. The Company’s approximately $39.3 million Solid Waste Disposal Revenue Bonds, approximately $1.2 million term loan, and approximately $1.4 million term loan carry interest rates of 4.5%, 4.5%, and 7.15%, respectively. Each of these loans is described more fully in Notes 5, 6, and 7. The resulting weighted average interest rate used in calculating capitalized interest was approximately 4.7% during 2006. Net capitalized interest during the year ended December 31, 2006 includes (in thousands):

Year Ended
2006

Interest cost incurred	$793
Less: interest expensed	389

Capitalized interest cost	$404

Snowflake White Mountain Power, LLC; Renegy, LLC; and Renegy Trucking, LLC
(A Development Stage Company)

Notes to Combined Financial Statements
December 31, 2006 — (Continued)

Revenue Recognition.  The Company currently derives revenues principally from the sale of wood-related products and from forest thinning services.

Revenue from the sale of wood-related products, which includes logs, lumber and mulch and/or waste product is recognized when the material is delivered and title transfers to the buyer.

Revenues from forest thinning services are recognized in accordance with related contract terms. For contracts that provide for payment based on the amount of acreage cleared, revenue is recognized when the US Forest Service has inspected the site and approved billing. For contracts that provide for payment of a contractual amount per ton of biomass material removed, revenue is recognized as the material is removed and weighed.

The Company anticipates future revenues to be derived principally from the delivery of electric power pursuant to PPAs. As of December 31, 2006, the Company has not recognized revenues or produced or sold electricity under these agreements.

Shipping and Handling Fees.  Shipping and handling fees are borne and paid directly by the Company’s customers. Shipping and handling costs incurred by the Company in its operations are classified as cost of goods sold.

Stock Based Compensation.  SWMP, Renegy, and Renegy Trucking are Arizona limited liability companies with only one class of membership existing for each of the entities. None of the individual companies, or the companies in combination, has stock based compensation plans subject to the provisions of SFAS No. 123(R), “Share-Based Payment.”

Income Taxes.  The Company has elected under the Internal Revenue Code to be taxed as a single member LLC, and as such, is considered a disregarded entity. Under those provisions, the Company does not pay federal or state income taxes on its taxable income. Instead, the income of the Company is passed through to its member for taxation.

Impact of Recently Issued Accounting Pronouncements.  In July 2006, the FASB issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109.” This interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement principles for financial statement disclosure of tax positions taken or expected to be taken on a tax return. This interpretation is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 is not expected to have a material impact on the Company’s combined financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact, if any, the adoption of SFAS No. 157 will have on its combined financial statements.

Snowflake White Mountain Power, LLC; Renegy, LLC; and Renegy Trucking, LLC
(A Development Stage Company)

Notes to Combined Financial Statements
December 31, 2006 — (Continued)

Note 3.	Inventories

Inventories consist of (in thousands):

As of December 31,
2006

Biomass	$3,270
Logs	1,790
Lumber	127
Mulch	40

Total inventories	$5,227

Note 4.	Property, Plant and Equipment

Property, plant and equipment consists of (in thousands):

As of December 31,
2006

Biomass generating facility, construction in progress	$20,668
Machinery and equipment	4,578

Total property, plant and equipment	25,246
Less accumulated depreciation	(1,023)

Property, plant and equipment, net	$24,223

Depreciation expense for the years ended December 31, 2006 and 2005 was approximately $748,000 and $392,000, respectively.

Note 5.	Long-Term Debt and Lines of Credit

In January 2005, the Company acquired substantially all the assets of White Mountain Forest Products, L.L.C. in exchange for cash and a $495,000 term loan (“WMFP Term Loan”), payable in twelve monthly installments of principal and interest through January 2006.

During fiscal 2005, the Company had two credit facilities pursuant to a credit agreement with Comerica Bank. The first credit facility represented a $1.0 million revolving line of credit (“Comerica LOC”) with interest payable monthly at the prime interest rate (9.25% at December 31, 2005). The second credit facility represented a $750,000 term loan (“Comerica Term Loan”) with monthly principal payments of $12,500 plus interest at the prime interest rate (9.25% at December 31, 2005). During fiscal 2006, the outstanding balances of these two credit facilities were assumed by Robert M. Worsley, and Comerica Bank released the Company from these liabilities and released all its security interests in the Company and its assets.

During fiscal 2006, the Company issued $39,250,000 of Solid Waste Disposal Revenue Bonds (“ID Bonds”), the terms of which call for principal payable at maturity on July 1, 2037 and which are redeemable at any time by the Company. Interest on these bonds is payable quarterly at a variable rate determined weekly by the remarketing agent (3.99% at December 31, 2006). The ID Bonds are described more fully in Note 6.

Snowflake White Mountain Power, LLC; Renegy, LLC; and Renegy Trucking, LLC
(A Development Stage Company)

Notes to Combined Financial Statements
December 31, 2006 — (Continued)

The Company has three credit facilities (collectively, the “CoBank Credit Facilities”) with CoBank, ACB (“CoBank”), described as follows:

1. During fiscal 2006, the Company obtained a $12,001,890 Biomass Facility construction term loan (“SWMP Term Facility”) which converts from a construction loan to a term loan at the commencement of Biomass Facility operations, but no later than April 1, 2008. Interest is payable quarterly at LIBOR plus 2.00% (7.36% at December 31, 2006) through March 2008, LIBOR plus 1.5% through March 2013, and LIBOR plus 1.75% through maturity at January 1, 2014. Principal payments assume the form of quarterly mortgage style payments, beginning in April 2008 and continuing through January 2014.

2. During fiscal 2006, the Company obtained a $1,492,123 term loan (“Renegy Term Facility”) with interest payable quarterly at a fixed rate of 7.15% through maturity at January 1, 2013. Principal payments assume the form of quarterly mortgage style payments, beginning in April 2008 through January 2013.

3. The Company has a $500,000 revolving loan (Revolving Loan Facility) with interest payable quarterly at LIBOR plus 2.00% and maturing on April 1, 2026. As of December 31, 2006, the Company has not drawn on this loan.

The CoBank Credit Facilities are secured by all ownership interests in the Company and limited recourse guarantees of Robert M. Worsley and Christi M. Worsley.

During fiscal 2006, pursuant to a security agreement associated with the purchase of two trailers, the Company obtained a $40,226 term loan (“CIT Term Loan”) from the CIT Group/Equipment Financing, Inc. This term loan matures in July, 2009, bears interest at a fixed annual rate of 8.1%, and is payable in twenty-four principal and interest payments of $1,834, plus one payment of $997 due at maturity. Payments on this term loan are due only nine times per year; no payments are made in February, March, or April of each year.

The Company’s long-term debt, capital lease obligations, and lines of credit balances as of December 31, 2006 are summarized in the table below (in thousands):

ID Bonds	$39,250
SWMP Term Facility	1,178
Renegy Term Facility	1,370
CIT Term Loan	35

41,833
Less current maturities	(35)

Long-term debt, net of current portion	$41,798

At December 31, 2006, future payments under debt agreements and lines of credit are as follows over each of the next five years and thereafter (in thousands):

2007	$35
2008	1,552
2009	2,151
2010	2,259
2011	2,381
Thereafter	33,455

$41,833

Snowflake White Mountain Power, LLC; Renegy, LLC; and Renegy Trucking, LLC
(A Development Stage Company)

Notes to Combined Financial Statements
December 31, 2006 — (Continued)

Note 6.	Solid Waste Disposal Revenue Bonds and Related Credit Facilities

During fiscal 2006, the Company issued $39,250,000 of Solid Waste Disposal Revenue Bonds (“ID Bonds”) that have principal payable at maturity on July 1, 2037 and which are redeemable at any time by the Company. The ID Bonds have payments of interest at a variable rate determined weekly by the remarketing agent. The ID Bonds are also adjustable at any time by the Company to semiannual payments of interest at a fixed rate determined at the time of adjustment by the remarketing agent. The ID Bonds are secured by an irrevocable direct pay letter of credit (“CoBank Letter of Credit”) issued by CoBank and a confirming irrevocable letter of credit issued by JP Morgan Chase Bank, NA (“Bond Trustee”). CoBank requires that the Company begin repayment of the ID Bonds beginning in year seven and complete pay off by year nineteen.

Pursuant to a credit agreement with CoBank, the key terms of the CoBank Letter of Credit are as follows:

•	$39,250,000 letter of credit securing the ID Bonds; successive two year renewable terms through maturity in approximately January 2026 and repayable within 366 days of draw; fronting fee of 0.375% per annum payable quarterly; interest payable quarterly as follows:

1. On undrawn portions not cash collateralized, 2.0% through March 2008, 1.5% through March 2013, 1.75% through March 2018, and 2.0% through maturity.

2. On undrawn portions that are cash collateralized, 50% of the rates for undrawn portions not cash collateralized (1 above).

3. On drawn portions, LIBOR plus the rates for undrawn portions that are not cash collateralized (1 above).

•	Quarterly mortgage style principal payments to redeem ID Bonds beginning January 2014 through January 2026. Hedging required such that 100% of the notional amount of the Bonds is swapped at closing through maturity (See Note 7).

The Bond Trustee, JP Morgan Chase Bank, NA, has for its benefit, a $39,250,000 confirming letter of credit securing the Bonds. Related fees and interest are included in the costs associated with the CoBank Letter of Credit.

Note 7.	Interest Rate Swaps

On September 8, 2006, the Company entered into two floating to fixed interest rate swap agreements related to construction project debt that economically fixes the interest rate on adjustable-rate revenue bonds and a term loan, to which the related debt is described in Notes 5 and 6. The fair value of the Company’s interest rate swap agreements is the estimated amount the Company would receive or pay to terminate the agreement based on the net present value of the future cash flows as defined in the swap agreements. As of December 31, 2006, the Company’s liability, measured at fair value, related to these swap agreements was $3,524,622. These swap agreements are summarized as follows:

	SWAP 1	SWAP 2

Notional amount	$39,250,000	$4,942,445
Trade date	9/8/2006	9/8/2006
Termination date	1/2/2026	1/2/2014
Benchmark rate hedged	Muni Bond Index Rate (BMA)	3 Month LIBOR
Item description	Designated Bond	Designated Loan
Fixed rate	4.50%	5.15%
Fair value at December 31, 2006	$(3,472,161)	$(52,461)

Snowflake White Mountain Power, LLC; Renegy, LLC; and Renegy Trucking, LLC
(A Development Stage Company)

Notes to Combined Financial Statements
December 31, 2006 — (Continued)

These interest rate swaps do not qualify for accounting treatment as cash flow hedges under SFAS No. 133, as the Company did not make that election at inception of the interest rate swap agreements. Therefore, changes in their fair values are recognized in other income and expense in the Combined Statements of Operations. The Company recognized approximately $3.5 million in expenses related to the change in fair value of the interest swaps in fiscal 2006.

Note 8.	Commitments and Contingencies

The Company has a ten-year commitment beginning September 1, 2006, with annual renewal options, to operate the Heber, Arizona, Green Waste site. The Company receives $2,500 per month to operate the site and is able to utilize waste materials (at no charge) to produce biomass that will be burned in the power generation process.

The Company owes the Abitibi Consolidated Sales Corp. $500,000 for the use of the power facility substation, within one month after the completion of the Biomass Facility, but no later than January 1, 2008.

The Company is obligated, pursuant to several contracts primarily with the U.S. Forest Service, to purchase, cut, and remove timber from various forests. Certain contracts require the payment of a stumpage fee for the right to remove organic materials, to be paid per each one hundred cubic feet. Other contracts stipulate a subsidy to be paid per acre or per ton by the U.S. Forest Service for the removal and thinning of U.S. Forest Service lands and have definitive commitments as to the timing of services to be rendered.

Pursuant to the CoBank credit agreements, upon commencement of operation of the Biomass Facility, the Company must maintain a 2.5 year supply of biomass fuel.

The Company is subject to various legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. While the outcome of these claims cannot be predicted with certainty, management does not believe the outcome of any of these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Note 9.	Major Suppliers

The Company received a substantial portion of its supplies from eight vendors for the years ended December 31, 2006 and 2005. Payments to these vendors totaled approximately $2.1 million and $1.0 million, respectively.

Note 10.	Related Party Transactions

Use of Assets.  The Company utilized assets (at no charge) owned by persons who control the Company or entities that are under common ownership and control with the Company as follows:

•	An office building in Mesa, Arizona owned by New Mexico and Arizona Land Co., LLC, used for corporate offices.

•	A barn near Holbrook, Arizona, owned by NZ Milky Ranch, LLC, used to store power plant equipment.

•	A lodge near Heber, Arizona, owned by NZ Legacy Ranch, LLC, used for lodging and entertainment.

•	A home office in Mesa, Arizona owned by Robert and Christi Worsley, used as a corporate office.

Use of Labor.  The Company utilized (at no charge) the services of employees of NZ Legacy Ranch, LLC for cleaning of Company buildings.

Executive Time.  No salary has been charged to the Company for the time and services provided by Robert M. Worsley, beneficial owner of the Company, in his role as Company president.

Company Expenses.  Several Company costs were paid by entities under common ownership and control with the Company, expensed on the Company’s books at cost, and treated as contributions to member’s equity. These costs include:

•	Payroll expenses for certain Company employees paid by NZ Legacy Ranch, LLC.

Snowflake White Mountain Power, LLC; Renegy, LLC; and Renegy Trucking, LLC
(A Development Stage Company)

Notes to Combined Financial Statements
December 31, 2006 — (Continued)

•	Legal fees paid by NZ Legacy Ranch, LLC.

•	Travel, meals, and entertainment paid by NZ Legacy Ranch, LLC.

•	Interest charges paid by NZ Trust, LLC.

Comerica Bank Credit Facility.  As of September 8, 2006, in connection with the Company obtaining credit with CoBank, Robert Worsley assumed responsibility for satisfying the Company’s credit obligations with Comerica Bank. Comerica Bank released the Company from these liabilities and released all its security interests in the Company and its assets. The Company reclassified $1,637,500, including $637,500 from long-term debt and $1,000,000 from lines of credit, to member’s equity during fiscal 2006.

Note 11.	Capital Transactions

In October 2004, the now single owner of the Company acquired a 75% ownership interest in SWMP for a purchase price of $37,000 in cash. In April 2005, the owner acquired the remaining 25% ownership interest in SWMP for a purchase price of $500,000 in cash. All membership interest resulting from these transactions is included in its parent, Stone Axe Power Ranch, LLC, which is 100% owned by New Mexico and Arizona Land Company, LLC, all of whom are under common control of the owner.

Note 12.	Acquisitions

In January 2005, the Company acquired substantially all the assets of White Mountain Forest Products, L.L.C. for a purchase price of $550,000 including $55,000 cash at closing plus $495,000 paid in twelve monthly installments of principal and interest through January 2006. Allocation of the purchase price included $510,000 to equipment and $40,000 to log inventory and timber.

Note 13.	Subsequent Events

On January 1, 2007, the Company acquired substantially all the assets of Ponderosa Trucking, Inc. (“Ponderosa”) for a purchase price of $249,000 which approximated the fair value of the net assets acquired. Payment of the purchase price included $25,000 cash at closing, a $224,000 note payable to Ponderosa, and assumption of four capital lease obligations with a present value amount of $177,675. The note is payable in 48 monthly installments of principal plus interest imputed at 3.55%. The capital lease obligations include monthly installments with interest imputed at 8%.

On May 8, 2007, the Company entered into a contribution and merger agreement whereby the Company will combine with Catalytica Energy Systems, Inc. into a new holding company, named Renegy Holdings, Inc., which will own the Company and Catalytica Energy Systems, Inc. The proposed ownership ratios under the merger agreement did not change from the nonbinding Summary of Terms described above, and the Company will own approximately 58.5% of the outstanding stock of Renegy Holdings, Inc. and will acquire warrants to purchase up to an additional 11.5% of Renegy Holdings, Inc. at an exercise price of $2.34 per share. The proposed merger agreement is currently anticipated to be completed in the third quarter of 2007. The transaction is subject to the satisfaction of certain closing conditions, including majority stockholder approval and the required consents of various third parties.

On April 15, 2007, the wood chip piles located adjacent to the Snowflake plant site caught fire. This fire resulted in a loss of approximately 21,000 tons of wood chips. The total claim to the insurance company was approximately $663,000, which included the cost of the lost inventory in addition to the costs incurred with fighting the fire. The claim has been settled with the insurance company for approximately $361,000.

On June 6, 2007, the wood chip piles again caught fire. This fire resulted in a loss of approximately 15-18 months of the Company’s total wood fuel supply, and caused damage to certain equipment. The Company expects insurance will cover all of the loss of the wood fuel supply and will reimburse all the costs and expenses resulting from the fire. However, the claim is currently pending and there can be no assurance that it will be paid in full or at all. Approximately one year’s worth of wood fuel remains in storage after the fire.

Snowflake White Mountain Power, LLC; Renegy, LLC; and
Renegy Trucking, LLC (A Development Stage Company)

Combined Statements of Operations

					Period from
	Three Months Ended		Six Months Ended		September 1, 2004
	June 30,		June 30,		(Inception) through
	2007	2006	2007	2006	June 30, 2007
	(In thousands)
	(Unaudited)

Sales	$284	$406	$780	$810	$3,719
Costs of goods sold	4,335	1,107	5,295	1,908	11,455

Gross profit (loss)	(4,051)	(701)	(4,515)	(1,098)	(7,736)
Operating expenses:
Selling, general and administrative	656	137	1,261	385	2,803
Loss on sale or disposal of property, plant and equipment	87	182	88	241	329

Operating loss	(4,794)	(1,020)	(5,864)	(1,724)	(10,868)
Other income (expense):
Change in fair value of hedge instruments	1,864	—	1,788	—	(1,736)
Interest expense	(225)	(41)	(505)	(81)	(924)
Interest income	212	—	507	—	771
Other, net	92	—	159	10	395

Total other income (expense)	1,943	(41)	1,949	(71)	(1,494)

Net loss	$(2,851)	$(1,061)	$(3,915)	$(1,795)	$(12,362)

See accompanying notes.

Snowflake White Mountain Power, LLC; Renegy, LLC; and
Renegy Trucking, LLC (A Development Stage Company)

Combined Balance Sheet

As of June 30,
2007
(In thousands)
(Unaudited)

ASSETS
Current assets:
Cash	$190
Restricted cash	15,118
Accounts receivable, net	51
Inventories	3,412
Other current assets	1,402

Total current assets	20,173
Property, plant and equipment, net	39,974
Deferred financing costs and other assets, net	2,805

Total assets	$62,952

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable	$2,799
Accrued payroll and benefits	79
Accrued liabilities and other	1,462
Current portion of long-term debt	616

Total current liabilities	4,956
Fair value of hedge instruments	1,736
Long-term debt, net of current portion	45,428

Total liabilities	52,120
Members’ equity	10,832

Total liabilities and members’ equity	$62,952

See accompanying notes.

Snowflake White Mountain Power, LLC; Renegy, LLC; and
Renegy Trucking, LLC (A Development Stage Company)

Combined Statements of Cash Flows

			Period from
			September 1, 2004
	Six Months Ended June 30,		(Inception) through
	2007	2006	June 30, 2007
	(In thousands)
	(Unaudited)

Operating activities
Net loss	$(3,915)	$(1,795)	$(12,362)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	411	257	1,557
Amortization	76	—	122
Change in fair value of hedge instruments	(1,788)	—	1,736
Inventory and equipment losses related to fire	3,318	—	3,318
Loss (gain) on sale or disposal of assets	(10)	(241)	231
Changes in operating assets and liabilities:
Accounts receivable	50	(61)	(51)
Inventories	(1,413)	(1,743)	(6,640)
Other assets	(1,154)	(210)	(1,402)
Accounts payable	(414)	23	(85)
Accrued expenses	767	197	1,300

Net cash used in operating activities	(4,072)	(3,573)	(12,276)
Investing activities
Purchases of restricted cash investments	—	—	(79,536)
Proceeds from sale of restricted cash investments	12,767	—	64,418
Purchases of property, plant and equipment	(14,535)	(3,037)	(38,286)
Proceeds from sale of property, plant and equipment	13	337	349

Net cash used in investing activities	(1,755)	(2,700)	(53,055)
Financing activities
Proceeds from line of credit	—	—	1,000
Unrestricted proceeds — Solid Waste Disposal
Revenue Bonds	—	—	39,250
Proceeds from notes payable	3,474	—	7,194
Repayments on notes payable	(22)	(105)	(522)
Payments of deferred financing costs	—	—	(2,927)
Repayments on leases payable	(30)	—	(30)
Contributions from members	2,564	6,421	21,556

Net cash provided by financing activities	5,986	6,316	65,521

Net change in cash	159	43	190
Cash, beginning of period	31	7	—

Cash, end of period	$190	$50	$190

Supplemental cash flows information
Cash paid for interest, net of amounts capitalized	$1,003	$—	$1,315

Supplemental disclosures of noncash investing and financing activities
Purchases of property, plant and equipment	$2,881	$2,700	$5,437

Reclassification of debt to equity	$—	$—	$1,637

Snowflake White Mountain Power, LLC; Renegy, LLC; and Renegy Trucking, LLC
(A Development Stage Company)

Notes to Unaudited Combined Financial Statements
For the Six Months Ended June 30, 2007 and 2006

Note 1.	Description of Business

Formation and Operations of the Company.  The accompanying financial statements include the combined operations of the following entities: Snowflake White Mountain Power, LLC (“SWMP”); Renegy, LLC (“Renegy”); and Renegy Trucking, LLC (“Renegy Trucking”) each an Arizona limited liability company (collectively, a development stage company and the “Company”). New Mexico and Arizona Land Company, LLC owns 100% of Renegy and Renegy Trucking. Stone Axe Power Ranch, LLC (a wholly-owned subsidiary of New Mexico and Arizona Land Company, LCC) owns 100% of SWMP. Each is organized to run in perpetuity or until terminated by the Board of Managers and only one class of membership exists for each of the entities presented.

Description of Business.  SWMP is constructing a 24 megawatt biomass generating facility (“Biomass Facility”) near Snowflake, Arizona, to meet its electric power generation obligations under 15- and 20-year power purchase agreements (“PPAs”) with Arizona Public Service (“APS”) and Salt River Project (“SRP”). Renegy has commenced operations to provide fuel for the Biomass Facility from green forest thinning, burned forest rehabilitation, and waste material from existing saw mills and other sources in the region. Renegy also provides saw timber to lumber companies. Renegy Trucking hauls saw logs and biomass fuel in support of the Company’s operations. The Company is presented as a development stage company as it is in the construction phase of its biomass generating power plant and planned principal operations have not commenced. The Company expects to exit the development stage during 2008 upon completion of the Biomass Facility and commencement of electric power generation and sales.

Note 2.	Significant Accounting Policies

Principles of Consolidation and Combination.  The combined financial statements include the accounts of SWMP, Renegy, and Renegy Trucking. All material inter-company accounts and transactions have been eliminated in combination. All inter-company transactions were conducted at arms length in the opinion of the managements of the Companies except as disclosed in Note 10. The combined financial statements are presented as a pooling of interests in accordance with AICPA Practice Bulletin 14, “Accounting and Reporting by Limited Liability Companies and Limited Liability Partnerships.” The Companies are combined for the financial presentation as it is the intent of management to merge these entities with Catalytica Energy Systems, Inc., which is described in more detail in Note 12.

Unaudited Interim Financial Information.  The accompanying unaudited condensed combined financial statements have been prepared in accordance with accounting principles for interim financial information generally accepted in the United States and with the instructions to Form 10-QSB and Item 310 of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2007 are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 2007.

Use of Estimates.  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the combined financial statements and accompanying notes. Actual results could differ from those estimates.

Concentration of Credit Risk.  Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash equivalents, restricted cash, and receivables. The Company maintains its cash balances in the form of cash deposits in bank checking accounts and money market funds. Cash deposits in excess of amounts insured by the Federal Deposit Insurance Corporation are exposed to risk of loss in the event of nonperformance by the financial institution. The Company periodically maintains cash deposits with financial

Snowflake White Mountain Power, LLC; Renegy, LLC; and Renegy Trucking, LLC
(A Development Stage Company)

Notes to Unaudited Combined Financial Statements
For the Six Months Ended June 30, 2007 and 2006 — (Continued)

institutions in excess of insured limits. Restricted cash is invested primarily in money market funds. The Company performs ongoing credit evaluations of its customers and regularly monitors customer balances to minimize the risk of loss.

The Company has no off-balance sheet concentrations of credit risk, such as foreign exchange contracts, options contracts or other foreign hedging arrangements.

Fair Value of Financial Instruments.  The Company has the following financial instruments: accounts receivable, accounts payable, accrued salaries and incentives, other accrued expenses, notes payable, and long-term debt. The carrying value of accounts receivable, accounts payable, accrued salaries and incentives, and other accrued expenses approximates their fair value based on the liquidity of these financial instruments or based on their short-term nature. The carrying value of notes payable and long-term debt approximates fair value based on the market interest rates available to the Company for debt of similar risk and maturities.

Derivative Financial Instruments.  In accordance with Statement of Financial Accounting Standard (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and its amendments in SFAS Nos. 137, 139, and 149, the Company is required to measure all derivative instruments at fair value and to recognize all derivative instruments in its statement of financial position as either assets or liabilities depending on the rights or obligations under the contracts. Changes in fair value resulting in a gain or loss on a derivative instrument not designated as a hedging instrument are recognized currently in earnings. The effective portion of a gain or loss on a derivative instrument designated and qualifying as a cash flow hedging instrument is reported as a component of other comprehensive income. As of June 30, 2007, the Company has two interest rate swaps to assist in management of the cost of debt, which are described more fully in Note 7. These interest rate swaps do not qualify for accounting treatment as cash flow hedges in accordance with SFAS No. 133. Accordingly, any changes in their fair values are recognized in current earnings.

Cash Equivalents and Restricted Cash.  The Company considers all unrestricted cash accounts and highly liquid debt instruments purchased with a remaining maturity of three months or less to be cash equivalents. Restricted cash consists of funds borrowed pursuant to Solid Waste Disposal Revenue Bonds, restricted for the construction of the Biomass Facility and procurement of related fuel and timber. Funds are released for use by the Company based on approved payment requests and lien releases from contractors with signed contracts to work on the project. The Company had $15.1 million restricted cash balances at June 30, 2007. The Company expects to utilize all restricted cash for the construction of its biomass generating power plant.

Accounts Receivables and Allowances.  Trade accounts receivable are recorded at the gross sales price of products sold to customers on trade credit terms. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. This allowance is based on specific customer account reviews and historical collection experience. If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The following table summarizes the activity for the allowance for doubtful amounts on all accounts receivable for the six months ended June 30, 2007 (in thousands):

Balance at December 31, 2006	14
Provision	—
(Write-offs)/Recoveries	(2)

Balance at June 30, 2007	12

Deferred Financing Costs.  The Company incurred debt issuance costs of approximately $2.9 million related to its project debt financing which is being amortized over the life of the related debt using the straight-line method. Amortization expense recorded during the three months ended June 30, 2007 and 2006 was approximately $37,000

Snowflake White Mountain Power, LLC; Renegy, LLC; and Renegy Trucking, LLC
(A Development Stage Company)

Notes to Unaudited Combined Financial Statements
For the Six Months Ended June 30, 2007 and 2006 — (Continued)

and $0, respectively. Amortization expense recorded during the six months ended June 30, 2007 and 2006 was approximately $76,000 and $0, respectively. Amortization expense recorded during the period from September 1, 2004 (inception) through June 30, 2007 was approximately $122,000. At June 30, 2007, the balance of deferred financing costs was approximately $2.8 million.

Inventories.  Inventories consist principally of logs, lumber, biomass, mulch and supplies, most of which will be used primarily in the production of electricity in the Company’s Biomass Facility. Biomass inventory consists of organic materials that will be burned in the power generation process. Certain lumber and mulch inventory is held for sale to retailers. The Company accounts for inventories in accordance with SFAS No. 151, “Inventory Costs.” Inventories are stated at the lower of cost or market based on the first-in, first-out method. Abnormal amounts of idle facility expense, inefficiencies incurred in inventory procurement, freight, and handling costs are recognized as cost of goods sold as current period charges and were approximately $0.6 million and $0.6 million during the three months ended June 30, 2007 and 2006, respectively; approximately $1.0 million and $1.2 million during the six months ended June 30, 2007 and 2006, respectively; and approximately $6.2 million during the period from September 1, 2004 (inception) through June 30, 2007.

On April 15, 2007, the wood chip piles located adjacent to the Snowflake plant site caught fire, resulting in a loss of approximately 20,000 tons of wood chips. The total claim to the insurance company was approximately $663,000, which included the cost of the lost inventory in addition to costs incurred with extinguishing the fire. The claim was settled with the insurance company during the third quarter of fiscal 2007 for approximately $361,000, and the resulting loss of $302,000 was recorded during the second quarter in cost of goods sold and loss on sale or disposal of property, plant and equipment in the accompanying Combined Statements of Operations for the three and six months ended June 30, 2007.

On June 6, 2007, the wood chip piles again caught fire. This fire resulted in a loss of approximately twelve to fifteen months of the Company’s total wood fuel supply and caused damage to certain equipment. As a result, the Company recorded a charge for $3.0 million through cost of goods sold for the inventory loss and a charge of $0.1 million through loss on sale of property, plant and equipment for the damaged equipment in the accompanying statements of operations for the three and six month periods ended June 30, 2007. The Company believes its insurance coverage is adequate to allow it to recover a substantial portion of the loss; however, unresolved contingencies related to final approval of the insurance claim preclude reflecting the recovery in the accompanying June 30, 2007 financial statements. The Company will reflect the settlement in its statement of operations in the period in which the claim is settled, which is currently expected to occur during the quarter ended September 30, 2007.

Approximately 18 months of wood fuel remains in storage after the fires. The Company has begun to geographically separate the biomass stored in inventory in order to prevent or reduce the spreading of a fire, in the event another fire occurs in the future.

Impairment of Long-Lived Assets.  In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. During the six months ended June 30, 2007 and 2006, no long-lived assets were identified as impaired.

Snowflake White Mountain Power, LLC; Renegy, LLC; and Renegy Trucking, LLC
(A Development Stage Company)

Notes to Unaudited Combined Financial Statements
For the Six Months Ended June 30, 2007 and 2006 — (Continued)

Property and Equipment.  Property, plant, and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the underlying assets as indicated below:

Biomass generating facility	30 years
Machinery and equipment	6 years
Office furniture and equipment	3 - 7 years
Vehicles	5 years

Depreciation of the biomass generating facility will commence when the facility is operational, which is expected to occur in fiscal 2008.

Assets purchased through the assumption of capital lease obligations are generally depreciated over the lesser of their estimated useful lives or the term of the lease. Amortization of assets purchased through capital leases is included in depreciation expense. Repairs and maintenance costs are expensed as incurred.

Capitalized Interest.  The Company capitalizes interest expense in accordance with SFAS No. 34, “Capitalization of Interest Cost,” and SFAS No. 62, “Capitalization of Interests Cost in Situations Involving Certain Tax-Exempt Borrowings and Certain Gifts and Grants.” The Company capitalizes interest expense associated with the construction of the Biomass Facility, net of the associated interest income with tax-exempt borrowings under the Solid Waste Disposal Revenue Bonds, which approximated $284,000 and zero for the three months ended June 30, 2007 and 2006, respectively; approximated $510,000 and zero for the six months ended June 30, 2007 and 2006, respectively; and approximated $914,000 for the period from September 1, 2004 (inception) through June 30, 2007. Interest rates on loans entered into in association with the financing of the construction of the Company’s Biomass Facility are used as the basis for the weighted average interest rate for capitalization of interest expense. The Company’s approximately $39.3 million Solid Waste Disposal Revenue Bonds, approximately $4.4 million term loan, and approximately $1.4 million term loan carry interest rates of 4.5%, 5.2%, and 7.2%, respectively. Each of these loans is described more fully in Notes 5, 6, and 7. The resulting weighted average interest rate used in calculating capitalized interest was approximately 4.6% and 0.0% during the three months ended June 30, 2007 and 2006, respectively, and approximately 4.6% and 0.0% during the six months ended June 30, 2007 and 2006, respectively. Net capitalized interest during the three and six months ended June 30, 2007 and for the period from September 1, 2004 (inception) through June 30, 2007 is presented in the following table (in thousands):

					Period from
					September 1, 2004
	Three Months Ended		Six Months Ended		(inception)
	June 30,		June 30,		through
	2007	2006	2007	2006	June 30, 2007

Interest cost incurred	$500	$—	$1,000	$—	$1,823
Less: interest expensed	216	—	490	—	909

Capitalized interest cost	$284	$—	$510	$—	$914

Revenue Recognition.  The Company currently derives revenues principally from the sale of wood-related products to lumber companies and from forest thinning services.

Revenues from the sale of wood-related products, which includes logs, lumber and mulch and/or waste product, are recognized when the material is delivered and title transfers to the buyer.

Revenues from forest thinning services are recognized in accordance with related contract terms. For contracts that provide for payment based on the amount of acreage cleared, revenues are recognized when the US Forest Service has inspected the site and approved billing. For contracts that provide for payment of a contractual amount per ton of biomass material removed, revenues are recognized as the material is removed and weighed.

Snowflake White Mountain Power, LLC; Renegy, LLC; and Renegy Trucking, LLC
(A Development Stage Company)

Notes to Unaudited Combined Financial Statements
For the Six Months Ended June 30, 2007 and 2006 — (Continued)

The Company anticipates future revenues to be derived principally from the delivery of electric power pursuant to PPAs. As of June 30, 2007, the Company has not recognized revenues, produced, or sold electricity under these agreements.

Shipping and Handling Fees.  Shipping and handling fees are borne and paid directly by the Company’s customers. Shipping and handling costs incurred by the Company in its operations are classified as cost of goods sold.

Stock Based Compensation.  SWMP, Renegy, and Renegy Trucking are Arizona limited liability companies with only one class of membership existing for each of the entities. None of the individual companies, or the companies in combination, has stock based compensation plans subject to the provisions of SFAS No. 123(R), “Share-Based Payment.”

Income Taxes.  The Company has elected under the Internal Revenue Code to be taxed as a single member LLC, and as such, considered a disregarded entity. Under those provisions, the Company does not pay federal or state income taxes on its taxable income. Instead, the income of the Company is passed through to its member for taxation.

In July 2006, the FASB issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109.” This interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement principles for financial statement disclosure of tax positions taken or expected to be taken on a tax return. The Company adopted the provisions of FIN 48 on January 1, 2007. The total amount of unrecognized tax benefits as of the adoption date was immaterial, and no material changes to the amount of unrecognized tax benefits occurred during the six months ended June 30, 2007. The adoption of FIN 48 is not expected to have a material impact on the Company’s condensed combined financial statements for the remainder of 2007.

Impact of Recently Issued Accounting Pronouncements.  In September 2006, the FASB issued SFAS No. 157 (“SFAS 157”), “Fair Value Measurements.” This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact, if any, the adoption of SFAS 157 will have on its combined financial statements.

In February 2007, the FASB issued SFAS No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS 159 allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement of certain financial assets and liabilities on an instrument-by-instrument basis. Subsequent changes in fair value of these financial assets and liabilities would be recognized in earnings when they occur. SFAS 159 is effective for an entity’s financial statements issued for fiscal years beginning after November 15, 2007, with earlier adoption permitted. The Company is currently assessing the impact, if any, the adoption of SFAS 159 will have on its consolidated financial statements.

Note 3.	Inventories

At June 30, 2007, inventories consist of (in thousands):

Biomass	$2,345
Logs	1,012
Lumber	55

Total inventories	$3,412

Snowflake White Mountain Power, LLC; Renegy, LLC; and Renegy Trucking, LLC
(A Development Stage Company)

Notes to Unaudited Combined Financial Statements
For the Six Months Ended June 30, 2007 and 2006 — (Continued)

Note 4.	Property, Plant and Equipment

At June 30, 2007, property, plant and equipment consists of (in thousands):

Biomass generating facility, construction in progress	$35,716
Machinery and equipment	5,619

Total property, plant and equipment	41,335
Less accumulated depreciation	(1,361)

Property, plant and equipment, net	$39,974

Depreciation expense for the three months ended June 30, 2007 and 2006 was approximately $207,000 and $79,000 respectively. Depreciation expense for the six months ended June 30, 2007 and 2006 was approximately $411,000 and $257,000, respectively. Depreciation expense for the period from September 1, 2004 (inception) through June 30, 2007 was approximately $1,557,000.

Note 5.	Long-Term Debt and Lines of Credit

In January 2005, the Company acquired substantially all the assets of White Mountain Forest Products, L.L.C. in exchange for cash and a $495,000 term loan (“WMFP Term Loan”), payable in twelve monthly installments of principal and interest through January 2006.

During fiscal 2005, the Company had two credit facilities pursuant to a credit agreement with Comerica Bank. The first credit facility represented a $1.0 million revolving line of credit (“Comerica LOC”) with interest payable monthly at the prime interest rate. The second credit facility represented a $750,000 term loan (“Comerica Term Loan”) with monthly principal payments of $12,500 plus interest at the prime interest rate. During fiscal 2006, the outstanding balances of these two credit facilities were assumed by Robert M. Worsley, and Comerica Bank released the Company from these liabilities and released all its security interests in the Company and its assets.

During fiscal 2006, the Company issued $39,250,000 of Solid Waste Disposal Revenue Bonds (“ID Bonds”), the terms of which call for principal payable at maturity on July 1, 2037 and which are redeemable at any time by the Company. Interest on these bonds is payable quarterly at a variable rate determined weekly by the remarketing agent (3.82% at June 30, 2007). The ID Bonds are described more fully in Note 6.

The Company has three credit facilities (collectively, the “CoBank Credit Facilities”) with CoBank, ACB (“CoBank”), described as follows:

1. During fiscal 2006, the Company obtained a $12,002,000 Biomass Facility construction term loan (“SWMP Term Facility”) which converts from a construction loan to a term loan at the commencement of Biomass Facility operations, but no later than April 1, 2008. Interest is payable quarterly at LIBOR plus 2.00% (7.34% at June 30, 2007) through March 2008, LIBOR plus 1.5% through March 2013, and LIBOR plus 1.8% through maturity at January 1, 2014. Principal payments assume the form of quarterly mortgage style payments, beginning in April 2008 and continuing through January 2014.

2. During fiscal 2006, the Company obtained a $1,492,000 term loan (“Renegy Term Facility”) with interest payable quarterly at a fixed rate of 7.2% through maturity at January 1, 2013. Principal payments assume the form of quarterly mortgage style payments, beginning in April 2008 through January 2013.

3. The Company has a $500,000 revolving loan (“Revolving Loan Facility”) with interest payable quarterly at LIBOR plus 2.00% and maturing on April 1, 2026. As of June 30, 2007, the Company has not drawn on this loan.

Snowflake White Mountain Power, LLC; Renegy, LLC; and Renegy Trucking, LLC
(A Development Stage Company)

Notes to Unaudited Combined Financial Statements
For the Six Months Ended June 30, 2007 and 2006 — (Continued)

The Company has interest rate swap agreements related to the SWMP Term Facility and the Renegy Term Facility. See Note 7 for further details regarding those agreements.

The CoBank Credit Facilities are secured by all ownership interests in the Company and limited recourse guarantees of Robert M. Worsley and Christi M. Worsley.

During fiscal 2006, pursuant to a security agreement associated with the purchase of two trailers, the Company obtained a $40,000 term loan (“CIT Term Loan”) from the CIT Group / Equipment Financing, Inc. This term loan matures in July, 2009, bears interest at a fixed annual rate of 8.1%, and is payable in twenty-four principal and interest payments of $1,800, plus one payment of $1,000 due at maturity. Payments on this term loan are due only nine times per year; no payments are made in February, March, or April of each year.

On January 1, 2007, the Company acquired substantially all the assets of Ponderosa Trucking, Inc. in exchange for cash at closing, a $224,000 note payable to Ponderosa (“Ponderosa Note”), and assumption of four capital lease obligations (“Ponderosa Leases”) with a present value amount of $178,000. The Ponderosa Note is payable in 48 monthly installments of principal plus interest imputed at 3.6%, beginning in January 2007. The capital lease obligations include monthly installments with interest imputed at 8.0%, beginning in January 2007.

In May 2007, the Company entered into a lease agreement (“Chase Lease”) with Chase Equipment Leasing (“Chase”) for the purchase of approximately $1.5 million of equipment that will produce horse bedding material from the wood being gathered by the Company. Interest is payable monthly at the prime rate minus 1%. Upon completion of the manufacture of the equipment, the lease agreement will convert to a term loan payable over 60 months.

The Company’s long-term debt, capital lease obligations, and lines of credit balances as of June 30, 2007 are summarized in the table below (in thousands):

ID Bonds	$39,250
SWMP Term Facility	4,379
Renegy Term Facility	1,419
CIT Term Loan	33
Chase Lease	610
Ponderosa Note	202
Ponderosa Leases	151

46,044
Less current maturities	(616)

Long-term debt, net of current portion	$45,428

Note 6.	Solid Waste Disposal Revenue Bonds and Related Credit Facilities

During fiscal 2006, the Company issued $39,250,000 of Solid Waste Disposal Revenue Bonds (“ID Bonds”) that have principal payable at maturity on July 1, 2037 and which are redeemable at any time by the Company. The ID Bonds have payments of interest at a variable rate determined weekly by the remarketing agent. The ID Bonds are also adjustable at any time by the Company to semiannual payments of interest at a fixed rate determined at the time of adjustment by the remarketing agent. The ID Bonds are secured by an irrevocable direct pay letter of credit (“CoBank Letter of Credit”) issued by CoBank and a confirming irrevocable letter of credit issued by JP Morgan Chase Bank, NA (“Bond Trustee”). CoBank requires that the Company begin repayment of the ID Bonds beginning in 2014 and payment in full by 2026.

Snowflake White Mountain Power, LLC; Renegy, LLC; and Renegy Trucking, LLC
(A Development Stage Company)

Notes to Unaudited Combined Financial Statements
For the Six Months Ended June 30, 2007 and 2006 — (Continued)

Pursuant to a credit agreement with CoBank, the key terms of the CoBank Letter of Credit are as follows:

•	$39,250,000 letter of credit securing the ID Bonds; successive two year renewable terms through maturity in approximately January 2026 and repayable within 366 days of draw; fronting fee of 0.375% per annum payable quarterly; interest payable quarterly as follows:

1. On undrawn portions not cash collateralized, 2.0% through March 2008, 1.5% through March 2013, 1.75% through March 2018, and 2.0% through maturity.

2. On undrawn portions that are cash collateralized, 50% of the rates for undrawn portions not cash collateralized (1 above).

3. On drawn portions, LIBOR plus the rates for undrawn portions that are not cash collateralized (1 above).

•	Quarterly mortgage style principal payments to redeem ID Bonds beginning January 2014 through January 2026. Hedging is required such that 100% of the notional amount of the ID Bonds is swapped at closing through maturity (see Note 7).

The Bond Trustee has, for its benefit, a $39,250,000 confirming letter of credit securing the Bonds. Related fees and interest are included in the costs associated with the CoBank Letter of Credit.

Note 7.	Interest Rate Swaps

On September 8, 2006, the Company entered into two floating to fixed interest rate swap agreements related to construction project debt that economically fixes the interest rate on adjustable-rate revenue bonds and a portion of a term loan, to which the related debt is described in Notes 5 and 6. The fair value of the Company’s interest rate swap agreements is the estimated amount the Company would receive or pay to terminate the agreement based on the net present value of the future cash flows as defined in the swap agreements. As of June 30, 2007, the Company’s liability, measured at fair value, related to these swap agreements was $1,736,000. These swap agreements are summarized as follows:

	SWAP 1	SWAP 2
	(ID Bonds)	(SWMP Term Facility)

Notional amount	$39,250,000	$4,942,000
Trade date	9/8/2006	9/8/2006
Termination date	1/2/2026	1/2/2014
Benchmark rate hedged	Muni Bond Index Rate (BMA)	3 Month LIBOR
Item description	Designated Bond	Designated Loan
Fixed rate	4.5%	5.2%
Fair value at June 30, 2007	$(1,790,000)	$54,000

These interest rate swaps do not qualify for accounting treatment as cash flow hedges under SFAS No. 133; therefore, changes in their fair values are recognized in other income and expense in the accompanying Combined Statements of Operations. The Company recognized other income(expense) related to the change of fair value of the

Snowflake White Mountain Power, LLC; Renegy, LLC; and Renegy Trucking, LLC
(A Development Stage Company)

Notes to Unaudited Combined Financial Statements
For the Six Months Ended June 30, 2007 and 2006 — (Continued)

interest rate swaps for the three and six month periods ended June 30, 2007 and for the period from September 1, 2004 (inception) through June 30, 2007 as presented in the following table (in thousands):

				Period from
				September 1, 2004
				(inception)
Three Months Ended June 30,		Six Months Ended June 30,		through
2007	2006	2007	2006	June 30, 2007

$1,864	$—	$1,788	$—	$(1,736)

Note 8.	Commitments and Contingencies

The Company has a ten-year commitment beginning September 1, 2006, with annual renewal options, to operate the Heber, Arizona, Green Waste site. The Company receives $2,500 per month to operate the site and is able to utilize waste materials (at no charge) to produce biomass that will be burned in the power generation process.

The Company owes the Abitibi Consolidated Sales Corp. $500,000 for the use of the power facility substation within one month after the completion of the Biomass Facility, but no later than January 1, 2008.

The Company is obligated, pursuant to several contracts primarily with the U.S. Forest Service, to purchase, cut, and remove timber from various forests. Certain contracts require the payment of a stumpage fee for the right to remove organic materials, to be paid per each one hundred cubic feet. Other contracts stipulate a subsidy to be paid per acre or per ton by the U.S. Forest Service for the removal and thinning of U.S. Forest Service lands and have definitive commitments as to the timing of services to be rendered.

Pursuant to the CoBank credit agreements, upon commencement of operation of the Biomass Facility, the Company must maintain a 2.5 year availability of fuel, other than paper sludge, either on the plant site or available from counterparties under contract, provided that at least a one year stockpile of such availability of fuel, other than paper sludge, is on the plant site at all times.

In June 2007, the Company’s inventory of wood chip piles located adjacent to the Snowflake plant site caught fire resulting in a loss of approximately twelve to fifteen months of the Company’s total wood fuel supply and caused damage to certain equipment, resulting in a total fuel loss and equipment damage of approximately $3.1 million. The Company recorded a charge for $3.0 million through cost of goods sold for the inventory loss and a charge of $0.1 million through loss on sale of property, plant and equipment for the damaged equipment in the accompanying statements of operations for the three and six month periods ended June 30, 2007. The Company believes its insurance coverage is adequate to allow it to recover a substantial portion of the loss; however, unresolved contingencies related to final approval of the insurance claim preclude reflecting the recovery in the accompanying June 30, 2007 financial statements. The Company will reflect the settlement in its statement of operations in the period in which the claim is settled, which is currently expected to occur during the quarter ended September 30, 2007.

The Company is subject to various legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. While the outcome of these claims cannot be predicted with certainty, management does not believe the outcome of any of these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Note 9.	Major Suppliers

The Company purchased $6.1 million of its supplies and materials for the Biomass Facility construction from sixteen vendors during the first quarter of 2007 and purchased $7.2 million of its supplies and materials for the Biomass Facility construction from fifteen vendors during the second quarter of 2007.

Snowflake White Mountain Power, LLC; Renegy, LLC; and Renegy Trucking, LLC
(A Development Stage Company)

Notes to Unaudited Combined Financial Statements
For the Six Months Ended June 30, 2007 and 2006 — (Continued)

Note 10.	Related Party Transactions

Use of Assets.  The Company utilized assets (at no charge) owned by persons who control the Company or entities that are under common ownership and control with the Company, consisting primarily of real property used for corporate office space and equipment storage.

Executive Time.  No salary has been charged to the Company for the time and services provided by Robert M. Worsley, beneficial owner of the Company, in his role as Company president.

Company Expenses.  Several Company costs were paid by entities under common ownership and control of the Company, expensed on the Company’s books at cost, and treated as contributions to member’s equity. These costs consisted primarily of legal and travel expenditures.

Management of the Company reviewed each of these related party transactions, both individually and in total, and determined they were not material to the combined financial statements.

Comerica Bank Credit Facility.  As of September 8, 2006, in connection with the Company obtaining credit with CoBank, Robert Worsley assumed responsibility for satisfying the Company’s credit obligations with Comerica Bank. Comerica Bank released the Company from these liabilities and released all its security interests in the Company and its assets.

Note 11.	Acquisitions

On January 1, 2007, the Company acquired substantially all the assets of Ponderosa Trucking, Inc. (“Ponderosa”) for a purchase price of $249,000, which approximated the fair value of the net assets acquired. Payment of the purchase price included $25,000 cash at closing, a $224,000 note payable to Ponderosa, and assumption of four capital lease obligations with a present value amount of $178,000. The note is payable in 48 monthly installments of principal plus interest imputed at 3.6%. The capital lease obligations include monthly installments with interest imputed at 8%.

Note 12.	Proposed Merger

On May 8, 2007, the Company entered into a contribution and merger agreement whereby the Company will combine with Catalytica Energy Systems, Inc. into a new holding company, named Renegy Holdings, Inc., which will own the Company and Catalytica Energy Systems, Inc. Upon consummation of the proposed merger, the Company will own approximately 58.5% of the outstanding stock of Renegy Holdings, Inc. and will acquire warrants to purchase up to an additional 11.5% of Renegy Holdings, Inc., provided certain vesting conditions are satisfied, at an exercise price of $16.38 per share (adjusted for merger exchange ratio). The proposed merger agreement is currently anticipated to be completed in the third quarter of 2007. The transaction is subject to the satisfaction of certain closing conditions, including majority stockholder approval and the required consents of various third parties.

Annex A

CONTRIBUTION AND MERGER AGREEMENT

Among
CATALYTICA ENERGY SYSTEMS, INC.,
RENEGY HOLDINGS, INC.,
SNOWFLAKE ACQUISITION CORPORATION,
RENEGY, LLC,
RENEGY TRUCKING, LLC,
SNOWFLAKE WHITE MOUNTAIN POWER, LLC,
ROBERT M. WORSLEY,
CHRISTI M. WORSLEY
And
ROBERT M. WORSLEY AND CHRISTI M. WORSLEY REVOCABLE TRUST
May 8, 2007

CONTRIBUTION AND MERGER AGREEMENT

This CONTRIBUTION AND MERGER AGREEMENT (this “Agreement”) is made and entered into as of May 8, 2007, by and among (i) Catalytica Energy Systems, Inc., a Delaware corporation (“Catalytica”), (ii) Renegy Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of Catalytica (“Holdings”), (iii) Snowflake Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Holdings (“Merger Sub”), (iv) Renegy, LLC, an Arizona limited liability company (“Renegy”), (v) Renegy Trucking, LLC, an Arizona limited liability company (“Renegy Trucking”), (vi) Snowflake White Mountain Power, LLC, an Arizona limited liability company (“Snowflake” and, together with Renegy and Renegy Trucking, the “Companies”), (vii) Robert M. Worsley (“R. Worsley”), (viii) Christi M. Worsley (“C. Worsley”) and (ix) the Robert M. Worsley and Christi M. Worsley Revocable Trust (the “Worsley Trust” and, together with R. Worsley and C. Worsley, “Worsley”).

Recitals

A. The ownership and management of the Companies are as follows: (i) Stone Axe Power Ranch, LLC, an Arizona limited liability company (“Stone Axe”), is the sole member of Snowflake; (ii) New Mexico and Arizona Land Company, LLC, an Arizona limited liability company (“NMALC”), is the sole member of each of Renegy, Renegy Trucking and Stone Axe; (iii) NZ Legacy, LLC, an Arizona limited liability company (“NZ Legacy”) is the sole member of NMALC; (iv) the Worsley Trust is the sole member of NZ Legacy; (v) R. Worsley and C. Worsley are Trustees of the Worsley Trust with the authority to act on its behalf; and (vi) R. Worsley is the manager of each of NZ Legacy, NMALC, Stone Axe and the Companies, with authority to act on behalf of each of them.

B. The respective Boards of Directors of Catalytica and Merger Sub, and Worsley, deem it advisable and in the best interest of Catalytica and the Companies to combine, and the Board of Directors of Catalytica has unanimously resolved to recommend that this Agreement and the transactions contemplated thereby be approved and adopted by the stockholders of Catalytica.

C. The combination of Catalytica and the Companies shall be effected through (i) the merger (the “Merger”) of Merger Sub with and into Catalytica in accordance with the Delaware General Corporation Law, as amended (the “Corporation Law”), and the terms of this Agreement, whereby Catalytica will continue as the surviving corporation in the Merger (the “Surviving Corporation”) and the stockholders of Catalytica will receive shares of common stock of Holdings and (ii) the concurrent contribution (the “Contribution”) of all of the membership interests in the Companies (“Membership Interests”) indirectly held by Worsley to Holdings in exchange for shares of common stock of Holdings and warrants to purchase shares of common stock of Holdings issued to the Worsley Trust, whereby the Companies will become wholly owned subsidiaries of Holdings.

D. It is intended by the Parties that the Merger and the Contribution and the transactions contemplated thereby will qualify: (i) as a tax-free transfer of assets as described in Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”), pursuant to which the Worsley Trust and the stockholders of Catalytica will together receive the stock of Holdings constituting “control,” within the meaning of Code Section 368(c), of Holdings solely in exchange for the assets transferred in the Merger and Contribution, and (ii) if applicable, with respect to the Merger, a “reorganization” within the meaning of Code Section 368(a)(2)(E), and that this Agreement be adopted as a “plan of reorganization” for purposes of Section 368(a) of the Code;

E. Simultaneously with the Closing (as defined below), Holdings and the Worsley Trust will enter into a registration rights agreement, in respect of the shares of common stock of Holdings issued to the Worsley Trust pursuant to this Agreement and shares of common stock of Holdings issuable upon exercise of the Warrants, in the form substantially as set forth on Exhibit A attached hereto (the “Registration Rights Agreement”).

F. (i) Each of R. Worsley and Scott Higginson (“Higginson”) have entered into employment agreements (the “Employment Agreements”) with Holdings, each of which is subject to and becomes effective as of the Closing, (ii) Robert W. Zack (“Zack,” and collectively with R. Worsley, Higginson and William McMahon, the “Key Employees”) has entered into a Letter of Acknowledgement of even date herewith concerning his Amended and Restated Employment Agreement dated as of March 23, 2007 (collectively, the “Zack Employment Agreement”), which agreement shall be assumed by Holdings at the Closing pursuant to the Assumption Agreement (as defined below), and (iii) Zack has entered into a noncompetition and nonsolicitation agreement with Holdings, which is subject to and becomes effective as of the Closing. The Employment Agreement with R. Worsley and the Zack Employment Agreement provide for the appointment of such individuals as Chief Executive Officer and Chief Financial Officer of Holdings, respectively, as of the Closing.

G. Employees of the Companies or its Subsidiaries immediately prior to the Closing who are continuing their employment following the Closing shall be subject to terms of employment with the Companies no less favorable than the terms of such employees prior to the Closing

H. Employees who are Catalytica Corporate Employees (as defined in Section 12.3) immediately prior to the Effective Time and who continue their employment following the Effective Time shall become employees of Holdings and be subject to terms of employment with Holdings no less favorable than the terms of such employees prior to the Effective Time; and all other employees of Catalytica or its Subsidiaries immediately prior to the Effective Time who are continuing their employment following the Effective Time shall be subject to terms of employment with the Surviving Corporation or such Subsidiaries, as the case may be, no less favorable than the terms of such employees prior to the Effective Time.

Agreement

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, premises, covenants and agreements contained herein, the Parties agree as follows:

ARTICLE I

CONTRIBUTION OF MEMBERSHIP INTERESTS

1.1 Contribution of Membership Interests.  Subject to the terms and conditions of this Agreement, at the Closing, Worsley will cause NMALC and Stone Axe to contribute, convey, transfer, assign and deliver to Holdings, and Holdings will accept from NMALC and Stone Axe, all of the right, title and interest of NMALC and Stone Axe in and to the Membership Interests of the Companies set forth on Section 1.1 of the Companies and Worsley Disclosure Schedule (as defined in the preamble to Article IV), free and clear of any pledges, claims, liens, charges, encumbrances, options and security interests of any kind or nature whatsoever (collectively, “Liens”), other than those set forth in Section 4.3(d) of the Companies and Worsley Disclosure Schedule.

1.2 Issuance of Consideration.

(a) Subject to the terms and conditions of this Agreement, at the Closing, in consideration of the contribution of the Membership Interests of the Companies, Holdings will issue to the Worsley Trust an aggregate amount (the “Contribution Consideration”) consisting of:

(i) 26,418,334 shares of Holdings Common Stock (as hereinafter defined) (the “Contribution Shares”), subject to adjustment pursuant to Section 2.13; and

(ii) warrants to purchase up to 17,311,156 shares of Holdings Common Stock (the maximum number of shares issuable under the Warrants, the “Warrant Shares”) in the form set forth on Exhibit B hereto (“Warrants”), subject to adjustment pursuant to Section 2.13. The Warrants shall have an initial per share exercise price equal to $2.34 (the “Warrant Exercise Price”), subject to adjustment pursuant to Section 2.13 and as set forth in the Warrants. The Parties hereby mutually agree that the fair market value of the Warrants for Federal and state income tax reporting shall be the fair market value determined by Oxford Advisors pursuant to, and as set forth in, the valuation report dated May 4, 2007 or as otherwise mutually agreed to by the Parties, and that such amount shall be reported by all Parties for such purpose as taxable boot under Section 351(b) of the Code.

(b) The Contribution Consideration shall be reduced to take into account any indebtedness of the Companies as of the Closing Date (the “Closing Date Indebtedness”), other than (i) trade payables incurred in the ordinary course of business consistent with past practice (the “Trade Payables”); (ii) outstanding balances under the loan agreements to which the Companies are parties and which loan agreements are set forth on Section 1.2(b) of the Companies and Worsley Disclosure Schedule (the “Excluded Indebtedness”), provided, that for purposes of clauses (i) and (ii) collectively, only up to $53,250,000; (iii) the amounts outstanding under those capital leases set forth on Section 1.2(b) of the Companies and Worsley Disclosure Schedule (the “Capital Lease Amounts”), (iv) the Companies’ obligation to pay R. Worsley’s reasonable Transaction Expenses pursuant to Section 11.7; and (v) any Transfer Taxes (as defined in Section 10.5). Not less than five (5) business days prior to the Closing Date, Worsley and the Companies shall provide Catalytica with a statement setting forth, as of the Closing Date, (i) the Closing Date Indebtedness, (ii) the Trade Payables, (iii) the Excluded Indebtedness, (iv) the Capital Lease Amounts, (v) a good faith estimate of paid and unpaid Transaction Expenses, and (v) a good faith estimate of the Transfer Taxes, in a form reasonably satisfactory to Parent (the “Closing Date Spreadsheet”), and the Closing Date Spreadsheet shall be certified as true and correct in form reasonably acceptable to Catalytica as of the Closing Date by R. Worsley in his capacity as manager of the Companies. Any reduction of the Contribution Consideration pursuant to this Section 1.2(b) shall be effected by reducing the number of Contribution Shares by an amount (subject to adjustment pursuant to Section 2.13) equal to the quotient obtained by dividing (i) the amount by which the Closing Date Indebtedness exceeds the sum of (A) the Trade Payables, (B) the Excluded Indebtedness, (C) the Capital Lease Amounts, (D) the Transaction Expenses and (D) the Transfer Taxes (in the case of clauses (A) and (B), subject to the $53,250,000 cap described above), by (ii) $1.75.

1.3 Tax Consequences.  It is intended by the Parties that the Merger and the Contribution and the transactions contemplated thereby will qualify as a tax-free transfer of assets as described in Code Section 351, pursuant to which the Worsley Trust and the stockholders of Catalytica will together receive the stock of Holdings constituting “control,” within the meaning of Code Section 368(c), of Holdings solely in exchange for the assets transferred in the Merger and Contribution.

ARTICLE II

THE MERGER

2.1 The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Corporation Law, Merger Sub shall be merged with and into Catalytica at the Effective Time. Following the Effective Time, the separate corporate existence of Merger Sub shall cease and Catalytica shall continue as the Surviving Corporation and shall succeed to and assume all the rights and obligations of Merger Sub and Catalytica in accordance with the Corporation Law.

2.2 Effective Time.  Subject to the provisions of this Agreement, as soon as practicable on or after the Closing Date, the Parties shall file a certificate of merger or other appropriate documents (in any such case, the “Certificate of Merger”) executed in accordance with the relevant provisions of the Corporation Law and shall make all other filings or recordings required under the Corporation Law. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware (the “Secretary of State”), or at such other time as Catalytica and Worsley shall agree should be specified in the Certificate of Merger (the time the Merger becomes effective being referred to herein as the “Effective Time”).

2.3 Effects of the Merger.  The Merger shall have the effects set forth in the applicable provisions of the Corporation Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of Catalytica and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Catalytica and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

2.4 Certificate of Incorporation and Bylaws.

(a) The certificate of incorporation of Catalytica as in effect immediately prior to the Effective Time shall be amended in the Merger to read in its entirety as set forth on Exhibit C hereto and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

(b) The bylaws of Merger Sub as in effect immediately prior to the Effective Time and in the form set forth on Exhibit D hereto shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

2.5 Directors.  The individuals set forth on Schedule 2.5 attached hereto shall be the Directors of the Surviving Corporation to serve until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

2.6 Officers.  The individuals set forth on Schedule 2.6 attached hereto shall be the officers of the Surviving Corporation to serve until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

2.7 Effect on Capital Stock.  As of the Effective Time, by virtue of the Merger and without any action on the part of Holdings, Merger Sub, Catalytica or Worsley:

(a) Each issued and outstanding share of common stock of Holdings held by Catalytica shall automatically be cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(b) Each issued and outstanding share of common stock of Merger Sub shall be converted into and shall become one fully paid and nonassessable share of common stock, $.001 par value per share, of the Surviving Corporation. Each certificate evidencing ownership of shares of common stock of Merger Sub shall evidence ownership of such shares of capital stock of the Surviving Corporation.

(c) Each share of the Catalytica Common Stock (as hereinafter defined) that is held in the treasury of Catalytica shall automatically be cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(d) Each share of outstanding Catalytica Common Stock (other than shares that are canceled pursuant to Section 2.7(c) and Dissenting Shares (as defined in Section 6.13(i)(i)) shall be converted into the right to receive from Holdings one (1) share of Holdings Common Stock, subject to adjustment pursuant to Section 2.13 (the “Per Share Merger Consideration”). As of the Effective Time, all such shares of Catalytica Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Catalytica Common Stock shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration, without interest.

2.8 Assumption of Catalytica Stock Options.  At the Closing, each outstanding option to purchase shares of Catalytica Common Stock (each, a “Catalytica Stock Option”), whether or not vested, shall be assumed by Holdings and shall be exercisable for that number of shares of Holdings Common Stock as is equal to the number of shares of Catalytica Common Stock subject to the unexercised portion of such option immediately prior to the Effective Time multiplied by the Per Share Merger Consideration (rounded down to the nearest whole share) and the per share exercise price for such Catalytica Stock Option will be equal to the quotient obtained by dividing the exercise price per share of such Catalytica Stock Option by the Per Share Merger Consideration and rounded up to the nearest whole cent. All issued and outstanding restricted stock unit awards for Catalytica Common Stock will be assumed by Holdings and converted into a right to receive Holdings Common Stock. The number of shares of Holdings Common Stock issuable pursuant to such assumed Catalytica restricted stock unit awards shall equal the product of the number of shares of Catalytica Common Stock issuable pursuant to such restricted stock unit award times the Per Share Merger Consideration (rounded down to the nearest whole share). Each Catalytica Stock Option and restricted stock unit award so assumed by Holdings under this Agreement will otherwise continue to have, and be subject to, the same terms and conditions of such Catalytica Stock Option or restricted stock unit award, as the case may be, immediately prior to the Closing (including any repurchase rights or vesting provisions and provisions regarding the acceleration of vesting on certain transactions, other than the transactions contemplated by this Agreement).

2.9 Fractional Shares.  In no event shall any fractional share of Holdings Common Stock be issued pursuant to this Article II. The number of shares of Holdings Common Stock issuable to a stockholder of Catalytica who would otherwise be entitled to a fraction thereof (after aggregating all fractional shares to be received by such stockholders) shall be rounded up to the next highest whole number.

2.10 Exchange of Certificates.

(a) Exchange Agent.  Holdings or such other agent or agents as the Parties shall designate shall act as the exchange agent (the “Exchange Agent”) in the Merger.

(b) Holdings to Provide Holdings Common Stock.  Promptly after the Effective Time, and in no event more than three (3) business days thereafter, Holdings shall make available for exchange in accordance with this Article II, the shares of Holdings Common Stock issuable pursuant to this Article II in exchange for outstanding shares of Catalytica Common Stock and any dividends or distributions to which holders of such shares may be entitled pursuant to Section 2.10(d).

(c) Exchange Procedures.  Promptly after the Effective Time, and in no event more than three (3) business days thereafter, the Exchange Agent shall mail or caused to be mailed to each holder of record (as of the Effective Time) of a certificate or certificates (the “Certificates”), which immediately prior to the Effective Time represented outstanding shares of Catalytica Common Stock whose shares were converted into the right to receive the Per Share Merger Consideration: (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall contain such other customary provisions as the Exchange Agent may reasonably specify); and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Holdings Common Stock and any dividends or other distributions pursuant to Section 2.10(d). Upon surrender of Certificates for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates shall be entitled to receive in exchange therefor certificates representing the number of shares of Holdings Common Stock into which their shares of Catalytica Common Stock were converted into the right to receive at the Effective Time and any dividends or distributions payable pursuant to Section 2.10(d), and the Certificates so surrendered shall forthwith be canceled. Until so surrendered, outstanding Certificates will be deemed from and after the Effective Time, to evidence only the right to receive the applicable number of shares of Holdings Common Stock issuable pursuant to this Article II.

(d) Distributions With Respect to Unexchanged Shares.  No dividends or other distributions declared or made after the date of this Agreement with respect to Holdings Common Stock with a record date after the Effective Time will be paid to the holders of any unsurrendered Certificates with respect to the shares of Holdings Common Stock to be issued upon surrender thereof until the holders of record of such Certificates shall surrender such Certificates. Subject to applicable law, following surrender of any such Certificates with a properly completed letter of transmittal, the Exchange Agent shall promptly deliver to the record holders thereof, without interest, certificates representing shares of Holdings Common Stock issued in exchange therefor and the amount of any such dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares.

(e) Transfers of Ownership.  If certificates representing shares of Holdings Common Stock are to be issued in a name other than that in which the Certificates surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the Certificates so surrendered will be properly endorsed and otherwise in proper form for transfer and that the Persons requesting such exchange will have paid to the Exchange Agent or any agent designated by it any transfer or other taxes required by reason of the issuance of certificates representing shares of Holdings Common Stock in any name other than that of the registered holder of the Certificates surrendered, or established to the satisfaction of the Exchange Agent or any agent designated by it that such tax has been paid or is not payable.

(f) Required Withholding.  Each of Holdings, the Exchange Agent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any Person such amounts as are required to be deducted or withheld therefrom under the Code or under any provision of state, local or foreign tax law or under any other applicable legal requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(g) Termination of Exchange Agent Procedure.  Holdings Common Stock held by the Exchange Agent (if other than Holdings) which have not been delivered to holders of Certificates within twelve months after the

Effective Time shall promptly be delivered to Holdings, and thereafter holders of Certificates who have not theretofore complied with the exchange procedures outlined in and contemplated by this Section 2.10 shall thereafter look only to Holdings (subject to abandoned property, escheat and similar laws) for their claim for shares of Holdings Common Stock and any dividends or distributions pursuant to Section 2.10(d) with respect to such shares to which they are entitled.

(h) No Liability.  Notwithstanding anything to the contrary in this Section 2.10, neither the Exchange Agent, Holdings, the Surviving Corporation, Catalytica nor any Party hereto shall be liable to a holder of shares of Holdings Common Stock or Catalytica Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(i) No Further Ownership Rights in Catalytica Common Stock.  All shares of Holdings Common Stock issued in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Catalytica Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Catalytica Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.

(j) Lost, Stolen or Destroyed Certificates.  In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, certificates representing the shares of Holdings Common Stock which the shares of Catalytica Common Stock formerly represented by such Certificates were converted into the right to receive pursuant to this Article II and any dividends or distributions payable pursuant to Section 2.10(d); provided, however, that the Exchange Agent may, in its discretion and as a condition precedent to the issuance of such certificates representing shares of Holdings Common Stock and other distributions, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Holdings, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.11 Tax Consequences.  The parties intend that the Merger will qualify as a “reorganization” within the meaning of Section 368(a)(2)(E) of the Code, if applicable, and that this Agreement be, and is hereby, adopted as a “plan of reorganization” for purposes of Section 368(a) of the Code.

2.12 Taking of Necessary Action; Further Action.  If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Catalytica and Merger Sub, the officers and directors of Catalytica and Merger Sub will take all such lawful and necessary action.

2.13 Adjustment of Per Share Merger Consideration, Contribution Shares, Warrant Shares and Warrant Exercise Price.  The Per Share Merger Consideration may be adjusted, prior to the mailing of the Proxy Statement/Prospectus (as defined in Section 5.4) to Catalytica’s stockholders, by the approval of the Board of Directors of Catalytica of an amendment to this Agreement, subject to the prior written approval of R. Worsley, which approval shall not be unreasonably withheld, conditioned or delayed, and which amendment shall be executed by all parties hereto (Worsley hereby agreeing to execute or cause the execution of any such amendment made with R. Worsley’s prior written approval as aforesaid). In the event of such an adjustment, each Contribution Share, each Warrant Share and the Warrant Exercise Price shall be proportionally adjusted. For purposes of clarity, any adjustment pursuant to Section 6.13(e)(ii) or Section 6.13(e)(iii) shall not be subject to the prior written approval of Worsley.

ARTICLE III

CLOSING

3.1 Closing.  The consummation of the transactions contemplated by this Agreement (the “Closing”) shall be held at the offices of Squire, Sanders & Dempsey L.L.P., Two Renaissance Square, 40 North Central Avenue, Suite 2700, Phoenix, Arizona, 85004, or at such other location as Catalytica and Worsley may mutually agree upon, at a time and on a date to be mutually agreed upon by Catalytica and Worsley, which date shall be no later than the second (2nd) business day following the satisfaction or waiver of the conditions set forth in Article VII of this Agreement. The date upon which the Closing occurs is hereinafter referred to as the “Closing Date.”

3.2 Deliveries by Catalytica and Holdings.  At the Closing, Catalytica or Holdings, as applicable, shall deliver to Worsley and the Companies:

(i) the Certificate of Merger, duly executed by Catalytica;

(ii) the Contribution Shares (issued in the name of the Worsley Trust);

(iii) the Warrants (issued in the name of the Worsley Trust);

(iv) an Assumption Agreement (the “Assumption Agreement”) in the form of Exhibit G, duly executed by Holdings, pursuant to which it has agreed to assume and perform the rights and obligations of Holdings post-Closing that are set forth in this Agreement, including those set forth in Section 2.10, the Zack Employment Agreement and the indemnification obligations set forth under Article XI;

(v) the Registration Rights Agreement in the form of Exhibit A, duly executed by Holdings;

(vi) a certificate executed by an authorized officer of Catalytica to the effect that the condition set forth in Section 7.2(b) has been satisfied.

3.3 Deliveries by Worsley and the Companies.  At or prior to the Closing, Worsley and the Companies shall deliver to Holdings:

(i) the Registration Rights Agreement in the form of Exhibit A, duly executed by the Worsley Trust;

(ii) the Membership Interests in the Companies, including a Membership Interest Power in blank with respect to each such Membership Interest; and

(iii) a certificate executed by R. Worsley and an authorized officer of each of the Companies to the effect that the condition set forth in Section 7.3(b) has been satisfied.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF WORSLEY AND THE COMPANIES

Each of Worsley and the Companies hereby jointly and severally represents and warrants to Catalytica as of the date hereof and as of the Closing, subject to such exceptions as are specifically disclosed in the disclosure schedule delivered by Worsley and the Companies to Catalytica, dated as of the date hereof (the “Companies and Worsley Disclosure Schedule”) (which exceptions, to be effective, shall specifically refer to the section or subsection of this Agreement to which the information stated in such exceptions relates; provided, however, that the inclusion of any information in any section or subsection of the Companies and Worsley Disclosure Schedule shall be deemed disclosed and incorporated into any other section or subsection hereof where it is reasonably apparent that such disclosure is relevant or applicable to such other section or subsection), that:

4.1 Existence and Qualification.  Each of the Companies, NMALC and Stone Axe is duly organized, validly existing and in good standing as a limited liability company under the laws of the State of Arizona; each of the Companies, NMALC and Stone Axe has the power to own, manage, lease and hold its Properties and to carry on its business as and where such Properties are presently located and such business is presently conducted and proposed to be conducted; and each of the Companies, NMALC and Stone Axe is duly licensed or qualified to do business and is in good standing as a foreign corporation in each of the jurisdictions where the character of its Properties or the nature of its business requires it to be so licensed or qualified, except where failure to be so licensed, qualified or to be in good standing would not reasonably be expected to have a Material Adverse Effect on the Companies taken as a whole. The Worsley Trust is a statutory trust duly created and validly existing and is being administered under the laws of the State of Arizona.

4.2 Authority, Approval and Enforceability.  This Agreement has been duly executed and delivered by each of the Companies and Worsley, and each of the Companies and Worsley has all requisite power and legal capacity to execute and deliver this Agreement and all Collateral Agreements executed and delivered or to be executed and delivered in connection with the transactions provided for hereby, to consummate the transactions contemplated hereby and by the Collateral Agreements, and to perform its and his obligations hereunder and under the Collateral Agreements. The execution, delivery and performance of this Agreement and the consummation by the Companies and the Worsley Trust of the transactions contemplated hereby have been duly authorized by all necessary action on the part of each of the Companies and the Worsley Trust and no other corporate proceedings on the part of Worsley or the Companies are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement and each Collateral Agreement to which any of the Companies and/or Worsley is a party constitutes, and assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitutes the legal, valid and binding obligation of such party, enforceable in accordance with its terms.

4.3 Capitalization and Records.

(a) Recital A, above is true, complete and accurate. The only equity interests in the Companies are the Membership Interests, all of which are owned as set forth in Recital A, above. The Membership Interests are valid membership interests entitled to the rights, powers and privileges set forth in the certificates of formation and operating agreements (if any) of the Companies. Except for the obligations set forth in this Agreement, no party has any right or obligation to purchase or sell, or any option or similar right to purchase, any membership interest in the Companies. The Membership Interests are freely transferable to Holdings pursuant to the terms of this Agreement. None of the Companies has issued any securities other than the Membership Interests. The Membership Interests were not issued in violation of any applicable federal or state securities law, or the rules and regulations promulgated thereunder (collectively, the “Securities Laws”) or any other legal requirement. Other than this Agreement, there are no outstanding subscriptions, rights, options, warrants, conversion rights, agreements or other claims for the purchase or acquisition from any of the Companies, NMALC, Stone Axe or Worsley of any membership interests of such Company or any other securities of such Company or obligating such Company to issue, repurchase or otherwise acquire any membership interests of such Company or any other securities of such Company or any securities convertible into, exercisable or exchangeable for, or otherwise entitling the holder to acquire any membership interests of such Company or any other securities of such Company.

(b) The Companies have provided to Catalytica or its representatives (i) true, accurate and complete copies of the certificate or articles of organization, as applicable, and operating agreements, if any, of the Companies (collectively, the “Companies’ Organizational Documents”), each as amended through and including the date hereof, and (ii) true, accurate and complete copies of the minutes of all meetings (or consents in lieu thereof) of the equityholders and board of directors or other governing bodies (and any committees thereof) of the Companies since the Companies’ respective inceptions. NMALC and Stone Axe have provided to Catalytica or its representatives (i) true, accurate and complete copies of the certificate or articles of organization, as applicable, and operating agreements, if any, of NMALC and Stone Axe (collectively, the “NMALC / Stone Axe Organizational Documents”), each as amended through and including the date hereof, and (ii) true, accurate and complete copies of the minutes of all meetings (or consents in lieu thereof) of the equityholders and board of directors or other governing bodies (and any committees thereof) of NMALC and Stone Axe since their respective inceptions. The Companies’ Organizational Documents and the NMALC / Stone Axe Organizational Documents are in full force and effect and neither the Companies nor NMALC or Stone Axe are in violation of any of their respective provisions. No further entries have been made in such minute books through the date of this Agreement, and such minute books contain an accurate record of matters approved and actions of the members and managers or directors, as the case may be (and any committees thereof), and equityholders of the Companies, NMALC and Stone Axe taken by written consent or at a meeting since their date of organization. All actions taken by each Company, NMALC and Stone Axe have been duly authorized or ratified to the extent required by applicable law.

(c) None of the Companies owns or has ever owned directly or indirectly, any outstanding voting securities of, or other interests in (whether debt or equity), any other corporation, partnership, joint venture or other business entity.

(d) There are no Liens on the Membership Interests.

4.4 No Defaults or Consents.  Except for (a) applicable requirements of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Securities Act” and the “Exchange Act”, respectively), (b) the filing of the Certificate of Merger in accordance with the Corporation Law, and (c) such consents, approvals, orders, authorizations, notifications, registrations, declarations and filings as may be required under applicable state securities laws, neither the execution and delivery of this Agreement nor the carrying out of the transactions contemplated hereby will:

(i) violate or conflict with any of the terms, conditions or provisions of the Companies’ Organizational Documents, the NMALC / Stone Axe Organizational Documents or the governing trust agreement for the Worsley Trust;

(ii) violate, in any material respect, any Legal Requirements applicable to Worsley, the Companies, NMALC or Stone Axe;

(iii) violate, conflict with, result in a breach of, constitute a default under (whether with or without notice or the lapse of time or both), or accelerate or permit the acceleration of the performance required by, or give any other party the right to terminate, any Contract or Permit binding upon or applicable to the Companies;

(iv) result in the creation of any material Lien on any Properties of the Companies; or

(v) require Worsley, NMALC, Stone Axe or any of the Companies to obtain or make any waiver, consent, action, approval or authorization of, or registration, declaration, notice or filing with, any Person or Governmental Authority.

4.5  No Proceedings.  As of the date hereof, no suit, action or other proceeding is pending or, to the Knowledge of the Companies, threatened before any Governmental Authority seeking to restrain any of the Companies or Worsley or prohibit their entry into this Agreement or prohibit the Closing, or seeking damages against any of the Companies or its Properties as a result of the consummation of this Agreement.

4.6 Employee Benefit Matters.

(a) Section 4.6(a) of the Companies and Worsley Disclosure Schedule provides a true, correct and complete list of each of the following, if any, which is sponsored, maintained or contributed to by the Companies in which present and/or former employees, officers, directors or agents of the Companies or any Affiliate of the Companies participate or have participated, or with respect to which the Companies have or may have any actual or contingent liability:

(i) each “employee benefit plan,” as such term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (“Company Plan”); and,

(ii) each personnel policy, employee manual or other written statements of rules or policies concerning employment, stock option plan, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation and sick leave policy, severance pay policy or agreement, deferred compensation agreement or arrangement, consulting agreement, employment contract and each other employee benefit plan, agreement, arrangement, program, practice or understanding which is not described in Section 4.6(a)(i), including foreign plans, which are not subject to the provisions of ERISA (“Company Benefit Program or Agreement”).

(b) True, correct and complete copies of each of the Company Plans (if any), and related trusts, if applicable, including all amendments thereto, have been furnished to Catalytica. There has also been furnished to Catalytica, with respect to each Company Plan required to file such report and description, the three most recent reports on Form 5500 and the summary plan description. True, correct and complete copies or descriptions of all Company Benefit Programs or Agreements have also been or shall be furnished to Catalytica.

(c)

(i) The Companies do not contribute to or have an obligation to contribute to, and the Companies do not have any actual or contingent liability under any Company Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) which is or was subject to Title IV of ERISA, including any multiemployer plan within the meaning of Section 3(37) of ERISA, or that is or was subject to Section 412 of the Code, or that is a multiple employer plan within the meaning of Section 413(b) and (c) of the Code.

(ii) Each Company has substantially performed all obligations, whether arising by operation of law or by contract, required to be performed by it in connection with the Company Plans and the Company Benefit Programs and Agreements, and to the Knowledge of such Company, there have been no material defaults or violations of law with respect to the Company Plans or Company Benefit Programs or Agreements by any other party to the Company Plans or Company Benefit Programs or Agreements;

(iii) To the Knowledge of the Companies, all reports and disclosures relating to the Company Plans required to be filed with or furnished to governmental agencies, Company Plan participants or Company Plan beneficiaries have been filed or furnished in accordance with applicable law in a timely manner, and each Company Plan and each Company Benefit Program or Agreement has been administered in substantial compliance with its governing documents;

(iv) Each of the Company Plans intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service regarding such qualified status or may rely on an opinion or advisory letter issued to a master or prototype provider with respect to the tax-qualified status of the Company Plan, and to the Knowledge of the Companies, no event has occurred which would jeopardize the qualified status of any such Company Plan under Section 401(a) of the Code, respectively;

(v) There are no actions, suits or claims pending (other than routine claims for benefits) or, to the Knowledge of the Companies, threatened against, or with respect to, any of the Company Plans or Company Benefit Programs or Agreements or their assets;

(vi) Other than any contributions that, individually or in the aggregate, are not material to the Company Plans, all contributions required to be made to the Company Plans pursuant to their terms and provisions and applicable law have been made timely, and will continue to be so made through the Closing Date;

(vii) To the Knowledge of the Companies, none of the Company Plans nor any trust created thereunder or with respect thereto has engaged in any “prohibited transaction” or “party-in-interest transaction” as such terms are defined in Section 4975 of the Code and Section 406 of ERISA, which transaction is not exempt under Section 4975(d) of the Code or Section 408 of ERISA, and which could subject any Company Plan, the Companies, Worsley or any fiduciary, officer, director or employee thereof to a tax or penalty on prohibited transactions or party-in-interest transactions pursuant to Section 4975 of the Code or Section 502(i) of ERISA;

(viii) To the Knowledge of the Companies, there is no matter pending (other than routine qualification determination filings) with respect to any of the Company Plans or Company Benefit Programs or Agreements before the Internal Revenue Service, the Department of Labor or the PBGC;

(ix) None of the Companies maintain a trust for the purpose of funding a Company Plan, which trust is intended to be exempt from federal income taxation pursuant to Section 501(c)(9) of the Code;

(x) None of the Companies have any obligation to provide health benefits or death benefits to former employees, except as is required by or similar to Section 4980B of the Code or Section 601 (et seq.) of ERISA, or any similar applicable state law;

(xi) Since the organization of each of the Companies, there have not been any (i) work stoppages, labor disputes or other significant controversies between such Company and its employees, (ii) labor union grievances or organizational efforts, or (iii) unfair labor practice or labor arbitration proceedings pending or threatened; and

(xii) With respect to the Companies’ Company Plans and Company Benefit Programs or Agreements, each of the foregoing which is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) has been operated since January 1, 2005 in good faith compliance with Section 409A of the Code and IRS Notice 2005-1. No nonqualified deferred compensation plan has been “materially modified” (within the meaning of IRS Notice 2005-1) at any time after October 3, 2004.

(d) None of the Companies is a party to any agreement, or has established any policy or practice, requiring such Company to make a payment or provide any other form or compensation or benefit to any Person performing services for such Company upon termination of such services which would not be payable or provided in the absence of the consummation of the transactions contemplated by this Agreement.

(e) Section 4.6(e) of the Companies and Worsley Disclosure Schedule sets forth a true, correct and complete list, by number and employment classification, of employees employed by each of the Companies as of the date of this Agreement, and, except as set forth therein, none of said employees are subject to union or collective bargaining agreements with such Company.

(f) None of Catalytica, Holdings or any of their Affiliates shall have any liability or obligations to employees of the Companies under or with respect to the Workers Adjustment Retraining Notification Act in connection with the transactions contemplated by this Agreement.

(g) Neither the execution and delivery of this Agreement nor the consummation of any or all of the transactions contemplated hereby (either alone or in combination with subsequent events) will: (A) entitle any current or former employee of the Companies to severance pay, unemployment compensation or any similar payment, (B) accelerate the time of payment or vesting or increase the amount of any compensation due to any such employee or former employee, or (C) directly or indirectly result in any payment made to or on behalf of any Person constituting a “parachute payment” within the meaning of Section 280G of the Code.

4.7 Financial Statements; Liabilities; Accounts Receivable; Inventories; Indebtedness for Borrowed Money; SEC-Ready Financial Statements.

(a) Worsley has delivered to Catalytica true and complete copies of consolidated audited Financial Statements with respect to the Companies and their businesses as of and for the years ended December 31, 2006, December 31, 2005 and December 31, 2004 (the “Company Financial Statements”), and said Company Financial Statements are attached to Section 4.7(a) of the Companies and Worsley Disclosure Schedule. All of such Company Financial Statements present fairly in all material respects the financial condition, results of operations and cash flows of the Companies for the dates or periods indicated therein. All of such Company Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated.

(b) Except for (i) the liabilities reflected on the December 31, 2006 balance sheet included in the Company Financial Statements, (ii) trade payables and accrued expenses incurred since December 31, 2006 in the ordinary course of business consistent with the Project Budget, Project Documents and past practice, none of which are material, (iii) liabilities incurred after December 31, 2006 in the ordinary course of business consistent with the Project Budget, Project Documents and past practice that do not arise from a violation of Section 6.5, and (iv) the liabilities set forth in Section 4.7(b) of the Companies and Worsley Disclosure Schedule, the Companies do not have any liabilities (whether accrued, absolute, contingent, known, unknown or otherwise, and whether or not of a nature required to be reflected or reserved against in a balance sheet in accordance with GAAP).

(c) The accounts receivable reflected on the December 31, 2006 balance sheets included in the Company Financial Statements and all of the accounts receivable arising since December 31, 2006 (the “Company Balance Sheet Date”) arose from bona fide transactions in the ordinary course of business, and the goods and services involved have been sold, delivered and performed to the account obligors, and no further filings (with governmental agencies, insurers or others) are required to be made, no further goods are required to be provided and no further services are required to be rendered in order to complete the sales and fully render the services and to entitle the Companies to collect the accounts receivable in full. No such account has been assigned or pledged to any other Person, firm or corporation, and, except only to the extent fully reserved against as set forth in the December 31, 2006 balance sheets included in such Company Financial Statements, no defense or set-off to any such account has been asserted by the account obligor or exists.

(d) The Inventory of the Companies as of the Closing Date shall consist of items of a quality, condition and quantity consistent with normal seasonally-adjusted Inventory levels of the Companies and be usable and saleable in the ordinary and usual course of business for the purposes for which intended, except to the extent written down or reserved against on the December 31, 2006 balance sheet included with the Company Financial Statements as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Companies. The Companies’ Inventory is valued on the Companies’ books of account in accordance with GAAP

(on an average cost basis) at the lower of cost or market, and the value of obsolete materials, materials below standard quality and slow-moving materials have been written down in accordance with GAAP.

(e) Section 4.7(e) of the Companies and Worsley Disclosure Schedule sets forth a true, correct and complete list of (i) all indebtedness for borrowed money of the Companies, and (ii) all personal guarantees of indebtedness of the Companies by Worsley, in each case as of the date hereof. Worsley has a sufficient net worth and sufficient liquid assets to pay for any foreseeable amounts by which the Project Costs exceed the sum of: (x) the Project Cap and (y) $2,000,000. For purposes of this Agreement, “Project Cap” shall mean $67,310,572.

(f) The SEC-Ready Financial Statements (as defined in Section 6.26), when delivered to Catalytica, shall present fairly in all material respects the financial condition, results of operations and cash flows of the Companies for the dates or periods indicated therein. The SEC-Ready Financial Statements shall have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated.

4.8 Absence of Certain Changes.

(a) Since the Company Balance Sheet Date and through the date hereof, there has not been:

(i) a Material Adverse Effect on the Companies;

(ii) any material damage, destruction or loss (whether or not covered by insurance) of any material assets, business or customers of the Companies;

(iii) any material adverse change in the Companies’ sales patterns, pricing policies, accounts receivable or accounts payable;

(iv) any material employment dispute, including claims or matters raised by any individual, Governmental Authority, or any workers’ representative organization, bargaining unit or union regarding labor trouble or claim of wrongful discharge or other unlawful employment or labor practice or action with respect to the Companies;

(v) (A) any commencement or settlement of any lawsuit by any of the Companies, or (B) commencement, settlement, notice or, to the Knowledge of the Companies, any threat of any lawsuit or proceeding or other investigation against any of the Companies or relating to any of their respective businesses, properties or assets, or to the Knowledge of the Companies, any reasonable basis for any of the foregoing;

(vi) any purchase or sale of any interest in Real Property, granting of any security interest in any Real Property or lease, license, sublease or other occupancy of any leased Real Property or other Real Property by the Companies.

(vii) any merger or consolidation of the Companies into or with any other corporation or any acquisition by the Companies of the business or assets of any Person;

(viii) any purchase by the Companies of any securities of any Person;

(ix) any creation, incurring, assumption or guaranty, or other liability or obligation by the Companies, of any indebtedness, or any loan or advance by the Companies to, or any investment in, any Person, except for advances to employees for travel and business expenses in the ordinary course of business consistent with the Project Budget, Project Documents and past practice;

(x) any change in any existing election, or any new election, with respect to any Tax law in any jurisdiction which election could have an effect on the tax treatment of such Company or such Company’s business operations;

(xi) entry into, amendment or termination of any material agreement to which Catalytica or any of its Subsidiaries is party or to which any of them is bound;

(xii) any material change, whether written or oral, to any agreement or understanding with any of the Companies’ material suppliers or customers;

(xiii) any acceleration or delay in collection of any notes or accounts receivable of the Companies in advance of or beyond their regular due dates or the dates when they would have been collected in the ordinary course of business consistent with the Project Budget, Project Documents and past practices;

(xiv) any delay or accelerated payment of any accrued expense, trade payable or other liability of the Companies beyond or in advance of its due date or the date when such liability would have been paid in the ordinary course of business consistent with the Project Budget, Project Documents and past practices;

(xv) any variation in any material respect in the levels of Inventory of the Companies from the levels customarily maintained;

(xvi) any sale, transfer, lease, mortgage, encumbrance or other disposal of, or agreement to sell, transfer, lease, mortgage, encumber or otherwise dispose of, any Properties of the Companies except in the ordinary course of business consistent with the Project Budget, Project Documents and past practice;

(xvii) any settlement of any claim or litigation, or filing of any motions, orders, briefs or settlement agreements in any proceeding involving the Companies before any Governmental Authority or any arbitrator;

(xviii) any incurring or approval of, or entry into any agreement or commitment to make, by the Companies, any expenditures in excess of $25,000 in any one instance or $100,000 in the aggregate;

(xix) any maintenance of the Companies’ books of account other than in the usual, regular and ordinary manner in accordance with GAAP and on a basis consistent with prior periods or any change in any of the Companies’ accounting methods or practices that would be required to be disclosed under GAAP;

(xx) any adoption or amendment of any Company Plan or Company Benefit Program or Agreement (other than as required by Applicable Laws), or granting of any increase in the compensation payable or to become payable to directors, officers or employees (including any such increase pursuant to any bonus, profit-sharing or other plan or commitment) of the Companies, other than merit increases to employees in the ordinary course of business and consistent with the Project Budget, Project Documents and past practice;

(xxi) any extraordinary losses suffered by the Companies or any waiver by the Companies of any rights of material value;

(xxii) any payment to any Affiliate of the Companies or forgiveness of any indebtedness due or owing from any Affiliate to such Company;

(xxiii) any (A) liquidation of Inventory or acceptance of product returns by the Companies other than in the ordinary course of business consistent with past practice, (B) acceleration of receivables of the Companies, (C) delay of payables of the Companies, or (D) change in any material respect of the Companies’ practices in connection with the payment of payables and/or the collection of receivables;

(xxiv) any one or more activities or transactions between any such Company and an Affiliate or any one or more activities or transactions involving any such Company outside the ordinary course of business;

(xxv) any distributions or other payments in respect of the Companies’ equity securities, or any repurchase, redemption or other acquisition of any such securities;

(xxvi) amendment of any of the Companies’ Organizational Documents;

(xxvii) any issuance of membership interests or other securities by the Companies, or granting, or entry into any agreement to grant, any options, convertible rights, other rights, warrants, calls or agreements relating to the Companies’ membership interests;

(xxviii) any payment, discharge, waiver or satisfaction by the Companies, in any amount in excess of $10,000 in any one case, or $50,000 in the aggregate, of any claim, liability, right or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than payments, discharges or satisfactions in the ordinary course of business consistent with the Project Budget, Project Documents and past practice of liabilities reflected or reserved against in the December 31, 2006 balance sheet contained in the Company Financial Statements;

(xxix) any revaluation of any of the Companies’ assets (whether tangible or intangible), including writing down the value of Inventory or writing off notes or accounts receivable;

(xxx) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) in respect of the equity interests of the Companies, or any split, combination or reclassification in respect of such equity interests, or any issuance or authorization of any issuance of any other securities in respect of, in lieu of or in substitution for such equity interests, or any direct or indirect repurchase, redemption, or other acquisition by any Company of any of its equity interests (or options, warrants or other rights convertible into, exercisable or exchangeable therefor);

(xxxi) any issuance, grant, delivery, sale or purchase, or proposal, contract or agreement to issue, grant, deliver, sell or purchase, any equity interests of the Companies or securities or other equity interests convertible into, or exercisable or exchangeable for equity interests of the Companies, or any subscriptions, warrants, options, rights or securities to acquire any of the foregoing

(xxxii) any execution of any strategic alliance, affiliate or joint venture arrangement or agreement by any of the Companies with any Person;

(xxxiii) any cancellation, amendment or renewal of any insurance policy of the Companies;

(xxxiv) any material delay or cost overrun relating to construction of the Plant, including without limitation any delay that would cause a failure to achieve Commercial Operation as defined in the Credit Agreement;

(xxxv) any Default or Event of Default (as each such term is defined in the Credit Agreement) under the Credit Agreement, any receipt of notice of the foregoing under the Credit Agreement or any notice of an intent on the part of the Lenders (as defined in the Credit Agreement) not to fund Loans in accordance with the Project Schedule and the Project Budget (as each such term is defined in the Credit Agreement); or

(xxxvi) any commitment to do any of the foregoing.

4.9 Compliance with Laws.  Each of the Companies is and has been in compliance in all material respects with any and all Legal Requirements applicable to such Company, any of its Properties or any of its business or operations. Such Company (x) has not received or entered into any citations, complaints, consent orders, compliance schedules, or other similar enforcement orders or received any notice from any Governmental Authority or any other notice that would indicate that there is not currently compliance with all such Legal Requirements, and (y) is not in default under, and no condition exists (whether covered by insurance or not) that with or without notice or lapse of time or both would constitute a material default under, or material breach or violation in any material respect of, any Legal Requirement or Permit applicable to such Company. Without limiting the generality of the foregoing, such Company has not received notice of and, to the Knowledge of such Company, there is no reasonable basis for, any claim, action, suit, investigation or proceeding that might result in a finding that such Company is not or has not been in compliance in all material respects with Legal Requirements relating to (a) the development, testing, manufacture, packaging, distribution and marketing of Products, (b) employment, safety and health, (c) Environmental Laws, building, zoning and land use and/or (d) the Foreign Corrupt Practices Act and the rules and regulations promulgated thereunder.

4.10 Litigation.  There are no claims, actions, suits, investigations or proceedings against any of the Companies pending or, to the Knowledge of the Companies, threatened in any court or before or by any Governmental Authority, or before any arbitrator and, to the Knowledge of such Company, there is no reasonable basis for any such claim, action, suit, investigation or proceeding. Section 4.10 of the Companies and Worsley Disclosure Schedule includes a true, correct and complete listing of all material actions, suits, investigations, claims or proceedings that were pending, settled or adjudicated since such Company’s organization. To the Knowledge of the Companies, no Governmental Authority has at any time challenged or questioned the legal right of the Companies to conduct their respective operations as presently or previously conducted or as currently proposed to be conducted, and, to the Knowledge of the Companies, there is no reasonable basis for any such challenge or question.

4.11 Real Property.

(a) Section 4.11(a) of the Companies and Worsley Disclosure Schedule sets forth a true, correct and complete list of all real property or any interest therein (including any option or other right or obligation to purchase any real property or any interest therein) currently owned, by each of the Companies, in each case setting forth the street address of each property covered thereby (the “Owned Premises”).

(b) Section 4.11(b) of the Companies and Worsley Disclosure Schedule sets forth a true, correct and complete list of all leases, licenses or similar agreements relating to each of the Companies’ use or occupancy of real estate owned by a third party (“Company Leases”), true and correct copies of which have previously been furnished to Catalytica, in each case setting forth (i) the lessor and lessee thereof and the commencement date, term and renewal rights under each of the Company Leases, and (ii) the street address of each property covered thereby (the “Company Leased Premises”). The Company Leases and all guaranties with respect thereto, are in full force and effect and have not been amended in writing or otherwise, and no party thereto is in default under any such Lease. To the Knowledge of the Companies, no event has occurred which, with the passage of time or the giving of notice or both, would cause a default under any of such Company Leases. None of the Companies nor its agents or employees has received as of the date of this Agreement written notice of any claimed abatements, offsets, defenses or other bases for relief or adjustment under any such Company Leases. No party other than the Companies has a right to occupy the Company Leased Premises.

(c) With respect to each Company Owned Premises and Company Leased Premises, as applicable: (i) the applicable Company has good and valid fee simple interest in the Company Owned Premises and a valid leasehold interest in the Company Leased Premises, free and clear of any Liens or title defects that have had or could have an adverse effect on such Company’s use and occupancy of the Company Owned Premises and the Company Leased Premises; (ii) the portions of the buildings located on the Company Owned Premises and the Company Leased Premises that are used in the business of such Company are each in operating condition, normal wear and tear excepted, and are in the aggregate sufficient to satisfy such Company’s business activities as conducted thereon and, to the Knowledge of the Companies, there is no latent material defect in the improvements on any Company Owned Premises, structural elements thereof, the mechanical systems (including all heating, ventilating, air conditioning, plumbing, electrical, utility and sprinkler systems) therein, the utility system servicing each Company Owned Premises and the roofs which have not been disclosed to Catalytica in writing prior to the date of this Agreement; (iii) each of the Company Owned Premises and the Company Leased Premises (a) has direct access to public roads or access to public roads, such access being sufficient to satisfy the current transportation requirements of the business presently conducted at such parcel; and (b) is served by all utilities in such quantity and quality as are necessary and sufficient to satisfy the current normal business activities conducted at such parcel; and (iv) none of the Companies has received notice of (a) any condemnation, eminent domain or similar proceeding affecting any portion of the Company Owned Premises or the Company Leased Premises or any access thereto, and, to the Knowledge of the Companies, no such proceedings are contemplated, (b) any special assessment or pending improvement Liens to be made by any governmental authority which may materially and adversely affect any of the Company Owned Premises or the Company Leased Premises, or (c) any material violations of building codes and/or zoning ordinances or other governmental regulations with respect to the Company Owned Premises or the Company Leased Premises.

(d) (i) There are no Legal Requirements now in existence or under active consideration by any Governmental Authority which could require the tenant of any Company Leased Premises to make any expenditure in excess of $50,000 to modify or improve such Leased Premises to bring it into compliance therewith, and (ii) none of the Companies shall be required to expend more than $100,000 in the aggregate under all Company Leases to restore the Company Leased Premises at the end of the term of the applicable Company Lease to the condition required under the Company Lease (assuming the conditions existing in such Company Leased Premises as of the date hereof and as of the Closing).

4.12 Commitments.

(a) Except as otherwise set forth in Section 4.12(a) of the Companies and Worsley Disclosure Schedule (specifying the appropriate paragraph of this Section 4.12(a)), as of the date hereof, none of the Companies is a party to or bound by any of the following, whether written or oral:

(i) any Contract that cannot by its terms be terminated by such Company with 30 days’ or less notice without penalty or whose term continues beyond one year after the date of this Agreement;

(ii) contract or commitment for capital expenditures by such Company in excess of $25,000 individually or $100,000 in the aggregate;

(iii) lease or license with respect to any Properties, real or personal, whether as landlord, tenant, licensor or licensee;

(iv) agreement, contract, loan, credit agreement, indenture or other instrument relating to the borrowing of money, extension of credit or the guarantee of any obligation or the deferred payment of the purchase price of any Properties;

(v) joint venture or partnership agreement;

(vi) contract with any Affiliate of such Company (including Worsley) relating to the provision of goods or services by or to such Company;

(vii) agreement for the sale of any assets that in the aggregate have a net book value on such Company’s books of greater than $25,000;

(viii) agreement that purports to limit such Company’s freedom to compete freely in any line of business or in any geographic area;

(ix) preferential purchase right, right of first refusal, or similar agreement;

(x) any employment, contractor or consulting Contract with an employee or individual consultant, contractor, or salesperson, any Contract to grant any severance or termination pay (in cash or otherwise) to any employee, or any contractor, consulting or sales Contract with a firm or other organization;

(xi) any Contract or plan, including any stock option plan, stock appreciation rights plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(xii) any fidelity or surety bond or completion bond;

(xiii) any Contract of indemnification or guaranty;

(xiv) any Contract relating to the disposition or acquisition of assets or any interest in any business enterprise outside the ordinary course of the Companies’ business consistent with the Project Budget, Project Documents and past practice;

(xv) any purchase order or Contract for the purchase of materials involving annual payments of $25,000 individually or $100,000 in the aggregate;

(xvi) any nondisclosure, confidentiality or similar Contract other than such Contracts with customers, employees and prospective customers and employees entered into the ordinary course of business consistent with the Project Budget, Project Documents and past practice;

(xvii) any construction Contract; or

(xviii) any other Contract that that involves $25,000 individually or $100,000 in the aggregate or that is material to the business of such Company and, in each case, that is not otherwise disclosed in Section (i) through Section (xvii) above.

(b) Each Contract listed or required to be listed in Section 4.12(a) of the Companies and Worsley Disclosure Schedule (excluding Company Leases which are addressed in Section 4.11 above) is valid, binding, in full force and effect and enforceable against each of the parties thereto in accordance with its terms, and none of the Companies has been notified or advised by any party thereto of such party’s intention or desire to terminate or modify any such Contract in any material respect. Each of the Companies is in material compliance with and has not breached, violated or defaulted under, or received notice that it has materially breached, violated or defaulted under, any of the terms or conditions of any such Contract, and to the Knowledge of the Companies, no other party to any such Contract is in material breach, violation or default thereunder. Neither Worsley nor the Companies have knowledge of any event that with the lapse of time, giving of notice or both would constitute such a breach, violation or default under any such Contract by the Companies or any such other party. Following the Closing, each of the Companies will continue to be entitled to all of the benefits currently held by such Company under each Contract listed or required to be listed in Section 4.12(a) of the Companies and Worsley Disclosure Schedule. True and complete copies of each contract set forth in Section 4.12(a) of the Companies and Worsley Disclosure Schedule have been made available to Catalytica.

(c) None of the Companies is a party to or bound by any Contract the terms of which were arrived at by or otherwise reflect less-than-arm’s-length negotiations or bargaining.

4.13 Insurance.  Section 4.13 of the Companies and Worsley Disclosure Schedule sets forth a true, correct and complete list of all insurance policies (including fire, liability, product liability, workers’ compensation and vehicular) presently in effect that relate to the Companies or its Properties, including the amounts of such insurance and annual premiums with respect thereto, all of which have been in full force and effect from and after the date(s) set forth on Section 4.13 of the Companies and Worsley Disclosure Schedule. Such policies are sufficient for compliance by the Companies with all applicable Legal Requirements and all material Contracts. None of the insurance carriers has indicated to the Companies an intention to cancel any such policy or to materially increase any insurance premiums (including workers’ compensation premiums), or that any insurance required to be listed on Section 4.13 of the Companies and Worsley Disclosure Schedule will not be available in the future on substantially the same terms as currently in effect. None of the Companies has a claim pending or anticipated against any of its insurance carriers under any of such policies and, to the Knowledge of such Company, there has been no actual or alleged occurrence of any kind which could reasonably be expected to give rise to any such claim. During the prior three years, all notices required to have been given by the Companies or Worsley to any insurance company have been timely and duly given, and no insurance company has asserted that any claim is not covered by the applicable policy relating to such claim.

4.14 Intangible Rights.  Set forth on Section 4.14 of the Companies and Worsley Disclosure Schedule is a true, correct and complete list and description of all material foreign and domestic patents, patent rights, trademarks, service marks, trade names, brands and copyrights (whether or not registered and, if applicable, including pending applications for registration) owned, Used, licensed or controlled by each of the Companies and all goodwill associated therewith. Each of the Companies owns or has the right to use and shall as of the Closing Date own or have the right to use any and all information, know-how, trade secrets, patents, copyrights, trademarks, trade names, software, formulae, methods, processes and other intangible properties that to the Knowledge of the Companies are necessary or customarily Used by such Company for the ownership, management or operation of its Properties and business (“Company Intangible Rights”) including the Company Intangible Rights listed on Section 4.14 of the Companies and Worsley Disclosure Schedule. In addition, (i) such Company is the sole and exclusive owner of all right, title and interest in and to all of the Company Intangible Rights, and has the exclusive right to use and license the same, free and clear of any claim or conflict with the Company Intangible Rights of others; (ii) no royalties, honorariums or fees are payable by such Company to any Person by reason of the ownership or use of any of the Company Intangible Rights; (iii) there have been no claims made against such Company asserting the invalidity, abuse, misuse, or unenforceability of any of the Company Intangible Rights and to the Knowledge of the Companies no grounds for any such claims exist; (iv) such Company has not made any claim of any violation or infringement by others of any of its Company Intangible Rights or interests therein and, to the Knowledge of the Company, no grounds for any such claims exist; (v) such Company has not received any notice that it is in conflict with or infringing upon the asserted intellectual property rights of others in connection with the Company Intangible Rights, and neither the use of the Company Intangible Rights nor the operation of such

Company’s businesses to the actual Knowledge of such Company is infringing or has infringed upon valid and enforceable intellectual property rights of others; (vi) to the actual Knowledge of the Companies, the Company Intangible Rights are sufficient and include all intellectual property rights necessary for such Company to lawfully conduct its business as presently being conducted; (vii) no interest in any of the Company’s Intangible Rights has been assigned, transferred, licensed or sublicensed by the Company to any Person other than Catalytica pursuant to this Agreement; (viii) to the extent that any item constituting part of the Company Intangible Rights has been registered with, filed with or issued by, any Governmental Authority, such registrations, filings or issuances are listed on Section 4.14 of the Companies and Worsley Disclosure Schedule and were duly made and remain in full force and effect; (ix) to the Knowledge of such Company, there has not been any act or failure to act by such Company or any of its directors, officers, employees, attorneys or agents during the prosecution or registration of, or any other proceeding relating to, any of the Company Intangible Rights or of any other fact which could render invalid or unenforceable; and (x) to the extent any of the Company Intangible Rights constitutes proprietary or confidential information, such Company has adequately safeguarded such information from disclosure.

4.15 Equipment and Other Tangible Property.  Each of the Companies’ equipment, furniture, machinery, vehicles, structures, fixtures and other tangible property included in the Properties (the “Tangible Company Properties”), other than Inventory, is suitable for the purposes for which intended and in operating condition consistent with normal industry standards, except for ordinary wear and tear, and except for such Tangible Company Properties as shall have been taken out of service on a temporary basis for repairs or replacement consistent with such Company’s prior practices and normal industry standards. To the Knowledge of such Company, the Tangible Company Properties are free of any structural or engineering defects, and during the past five years there has not been any significant interruption of such Company’s business due to inadequate maintenance or obsolescence of the Tangible Company Properties. The used equipment purchased for the Plant (including, without limitation, the boiler(s), turbine(s), generator(s), steam drum(s), mud drum(s) and related equipment) is in good operating condition and repair, free from material defects, and is suitable for the anticipated operation (including, without limitation, operating capacity) of the Plant. Each of the Companies has and will have as of the Closing Date, legal and beneficial ownership of its Properties, free and clear of any Liens.

4.16 Permits; Environmental Matters.

(a) Each of the Companies has all Permits necessary for such Company to own, operate, use and/or maintain its Properties and to conduct its business and operations as presently conducted and as expected to be conducted in the future. All such Permits are valid and in full force and effect, no proceeding is pending or, to the Knowledge of such Company, threatened to modify, suspend or revoke, withdraw, terminate, or otherwise limit any such Permits, and no administrative or governmental actions have been taken or, to the Knowledge of such Company, threatened in connection with the expiration or renewal of such Permits. No material violations have occurred that remain uncured, unwaived, or otherwise unresolved, or are occurring in respect of any such Permits, and no circumstances exist that would prevent or delay the obtaining of any requisite consent, approval, waiver or other authorization of the transactions contemplated hereby with respect to such Permits that by their terms or under applicable law may be obtained only after Closing.

(b) There are no claims, amendment procedures, writs, injunctions, liabilities, investigations, litigation, administrative proceedings, judgments or orders whether pending or, to the Knowledge of the Companies, threatened, relating to any Hazardous Materials or any Hazardous Materials Activity (collectively called “Environmental Claims”) asserted or threatened against the Companies or relating to any real property or equipment currently or formerly owned, leased or otherwise Used by the Companies. None of the Companies, has caused or permitted any Hazardous Material to be used, generated, reclaimed, transported, released, treated, stored or disposed of in a manner which could reasonably be expected to form the basis for a material Environmental Claim against the Companies or Catalytica. Except for any Company Leases, none of the Companies has assumed any liability of any Person for cleanup, compliance or required capital expenditures in connection with any Environmental Claim.

(c) Each of the Companies has been and is currently in compliance in all material respects with all applicable Environmental Laws, including obtaining and maintaining in effect all material Permits required by applicable Environmental Laws.

(d) As of the Closing, except in a manner that could not reasonably be expected to subject the Companies to material liability, no Hazardous Materials are present on any real property currently owned, operated, occupied, controlled or leased by the Companies or were present on any other real property at the time it ceased to be owned, operated, occupied, controlled or leased by the Companies. For the purposes of this subsection (d), with respect to Hazardous Materials in soil (including debris in, on or under soil) “material” shall mean no more than $10,000, in the aggregate, per each Company Owned Premises and each Company Leased Premises.

(e) The Companies have delivered to Catalytica or made available for inspection by Catalytica and its agents, representatives and employees all records in the Companies’ possession concerning all current environmental Permits and material environmental liabilities associated with the Hazardous Materials Activities of the Companies relating to any Company Owned Premises or Company Leased Premises including environmental audits and environmental assessments.

(f) None of the Companies is aware of any fact or circumstance, which could result in any environmental liability which could reasonably be expected to result in a Material Adverse Effect on the Companies. None of the Companies has entered into any agreement that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to liabilities arising out of Environmental Laws or the Hazardous Materials Activities of the Companies

4.17 Banks.  Section 4.17 of the Companies and Worsley Disclosure Schedule sets forth a true, correct and complete list of: (i) the name of each bank, trust company or other financial institution and stock or other broker with which the Companies have an account, credit line or safe deposit box or vault, (ii) the names of all Persons authorized to draw thereon or to have access to any safe deposit box or vault, (iii) the purpose of each such account, safe deposit box or vault, and (iv) the names of all Persons authorized by proxies, powers of attorney or other like instrument to act on behalf of the Companies in matters concerning any of their business or affairs. No such proxies, powers of attorney or other like instruments are irrevocable.

4.18 Suppliers; Customers.  The Companies maintain good relations with all material suppliers and customers as well as with governments, partners, financing sources and other parties with whom the Companies have significant relations, and no such party has canceled, terminated or made any threat to the Companies to cancel or otherwise terminate its relationship with the Companies or to materially decrease its services or supplies to the Companies or its direct or indirect purchase or usage of the products or services of the Companies.

4.19 Absence of Certain Business Practices.  None of the Companies, Worsley nor any other Affiliate or agent of the Companies, or any other Person acting on behalf of or associated with the Companies, acting alone or together, has (a) received, directly or indirectly, any rebates, payments, commissions, promotional allowances or any other economic benefits, regardless of their nature or type, from any customer, supplier, employee or agent of any customer or supplier; or (b) directly or indirectly given or agreed to give any money, gift or similar benefit to any customer, supplier, employee or agent of any customer or supplier, any official or employee of any government (domestic or foreign), or any political party or candidate for office (domestic or foreign), or other Person who was, is or may be in a position to help or hinder the business of the Companies (or assist the Companies in connection with any actual or proposed transaction), in each case of (a) and (b) which (i) may subject any of the Companies to any damage or penalty in any civil, criminal or governmental litigation or proceeding, (ii) if not given in the past, may have had an adverse effect on the assets, business or operations of the Companies, or (iii) if not continued in the future, may adversely affect the assets, business or operations of the Companies.

4.20 Transactions With Affiliates.  Except for normal advances to employees consistent with past practices, payment of compensation for employment to employees consistent with past practices, and participation in scheduled Plans or Benefit Programs and Agreements by employees, none of the Companies has purchased, acquired or leased any property or services from, or sold, transferred or leased any property or services to, or loaned or advanced any money to, or borrowed any money from, or entered into or been subject to any management, consulting or similar agreement with, or engaged in any other significant transaction with Worsley or any other officer, director or member of such Company or any of their respective Affiliates (other than transactions solely between the Companies). None of Worsley or any other Affiliate of any of the Companies is indebted to the Companies for money borrowed or other loans or advances, and the Companies are not indebted to any such Affiliate (other than indebtedness for borrowed money, other loans and advances solely between the Companies).

4.21 Labor Relations.  To the Knowledge of the Companies, (i) no key executive employee of the Company or any of their Subsidiaries, and no group of the Companies’ or any of their Subsidiaries’ employees, has any plans to terminate his or its employment, and (ii) the Companies and their Subsidiaries have no material labor relations problems pending and their labor relations are satisfactory.

4.22 Brokers; Finder’s Fees.  Other than Alare Capital Partners, LLC, pursuant to an engagement letter dated as of December 13, 2006, a copy of which has been provided to Catalytica or its counsel, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Companies or Worsley who is entitled to any fee or commission from the Companies or Worsley in connection with the transactions contemplated by this Agreement.

4.23 Disclosure.  None of the information supplied or to be supplied by or on behalf of Worsley or the Companies for inclusion or incorporation by reference in the Registration Statement (as defined in Section 5.4) will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of Worsley or the Companies for inclusion or incorporation by reference in the Proxy Statement/Prospectus will, at the time the Proxy Statement/Prospectus is mailed to the stockholders of Catalytica, at the time of the Catalytica Stockholders Meetings or as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Worsley or the Companies with respect to statements made or incorporated by reference therein about Catalytica by Catalytica for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement/Prospectus.

4.24 Operations of the Companies; NMALC and Stone Axe Operations.

(a) The Companies have not conducted any business other than the business contemplated by the Project Documents.

(b) None of NMALC and Stone Axe is engaging in any activity that constitutes a breach of Section 9.8 hereof. There is no agreement (non-competition or otherwise), commitment, judgment, injunction, order or decree to which NMALC or Stone Axe is a party, which has or may reasonably be expected to have the effect of prohibiting or impairing any business practice of the Companies (and/or Holdings following the Closing), the conduct of business by the Companies (and/or Holdings following the Closing) to engage in their current line of business or to compete with and Person.

4.25 Budgets; Projections.  Worsley and the Companies have provided to Catalytica (i) the Snowflake Power Project Budget dated as of April 30, 2007 (the “Project Budget”), and (ii) the Renegy and Renegy Trucking Pro Forma Operating Budget dated April 4, 2007 from September 2006 through December 2008, the estimated capital expenditures for Renegy and Renegy Trucking in the amount of approximately $2,050,000 and the Snowflake White Mountain Power LLC Operating Budget dated as of December 26, 2006 for 2007 through 2027 (collectively, the “Operating Budget”). The Companies have prepared the Project Budget and the Operating Budget in good faith, and are responsible for developing the assumptions on which such Project Budget and Operating Budget are based; and such Project Budget and Operating Budget (i) as of the date hereof, are based on reasonable assumptions (including as to all legal and factual matters material to the estimates set forth therein), (ii) as of the date hereof, are consistent in all material respects with the provisions of the Project Documents, (iii) and as of the date hereof indicate that the estimated aggregate Project Costs will not exceed the available construction funds for the Project. To the Knowledge of the Companies, (i) the funds available to the Companies pursuant to the existing Project Documents are sufficient to permit Commercial Operation (as defined in the Credit Agreement) without the need to raise additional funds or incur additional indebtedness; (ii) the Plant is on target to achieve Commercial Operation (as defined in the Credit Agreement) no later than July 1, 2008; and (iii) upon its completion, the Plant will achieve the operating requirements set forth in the Project Documents, including the Power Purchase Agreements, in accordance with applicable Legal Requirements.

4.26 Sufficiency of Project Documents.

(a) Other than those that can be reasonably expected to be commercially available when and as required, the services to be performed, the materials to be supplied and the real property interests, the easements and other rights granted, or to be granted, pursuant to the Project Documents in effect as of the date hereof:

(i) comprise all of the property interests necessary to secure any right material to the acquisition, leasing, development, construction, installation, completion, operation and maintenance of the Project in accordance with all Legal Requirements, all without reference to any proprietary information not owned by or available to the Companies;

(ii) are sufficient to enable the Project to be located, constructed, developed, owned, occupied, operated, maintained and used on the Site and the Easements (as such terms are defined in the Credit Agreement); and

(iii) provide adequate ingress and egress from the Site for any reasonable purpose in connection with the construction and operation of the Project.

(b) There are no services, materials or rights required for the construction or operation of the Project in accordance with the Project Documents, other than those (a) to be provided under the Project Documents or (b) that can reasonably be expected to be commercially available at or for delivery to the Site on commercially reasonable terms consistent with the then current Project Budget, the then current Operating Budget.

4.27 Utilities.  All utility services necessary for the construction and the operation of the Project for its intended purposes are available at the Project or can reasonably be expected to be so available as and when required upon commercially reasonable terms consistent with the then-current project budget, the Project Schedule and the then-current operating budget.

4.28 Other Facilities.

(a) All roads necessary for the construction and full utilization of the Project for its intended purposes have either been completed or the Companies possess the necessary rights of way therefor, other than rights of way that can reasonably be expected to be available on commercially reasonable terms as and when needed.

(b) The Companies possess all necessary easements, rights of way, licenses, agreements and other rights for the construction, interconnection and utilization of the interconnection facilities (including fuel, water, wastewater and electrical).

4.29 Company Affiliates.  Section 4.29 of the Companies and Worsley Disclosure Schedule sets forth a true, accurate and complete list of those Persons who may be deemed to be, in the Companies’ or Worsley’s reasonable judgment, affiliates of the Companies within the meaning of Rule 145 promulgated under the Securities Act (each, a “Company Affiliate”).

4.30 Investment Representations of the Worsley Trust.  In connection with its acquisition of Holdings Common Stock, Warrants and Warrant Shares, Worsley hereby represents and warrants to Catalytica as follows:

(a) In evaluating the suitability of an investment in Holdings, the Worsley Trust has not relied upon any representations or other information (whether written or oral) from Catalytica, except as expressly set forth herein. The Worsley Trust also acknowledges that it has relied solely upon the information contained herein and upon investigations made by it in making the decision to invest in Holdings.

(b) The Worsley Trust has relied upon independent investigations made by it or its representatives and is fully familiar with the business, results of operations and financial condition of Catalytica and realizes the shares of Holdings Common Stock, Warrants and Warrant Shares are a speculative investment involving a high degree of risk for which there is no assurance of any return. The Worsley Trust has, among other things, received and reviewed Catalytica’s filings with the SEC. The Worsley Trust acknowledges that in connection with the transactions contemplated hereby, neither Catalytica nor anyone acting on its behalf or any other Person has made, and the Worsley Trust is not relying upon (other than as set forth herein and/or in the Catalytica SEC Documents), any representations, statements or projections concerning Catalytica, its projected results of operations, financial condition, prospects, present or future plans, acquisition plans, products and services, or the value of Holdings Common Stock, Warrants and Warrant Shares or Catalytica’s business. The Worsley Trust has had an opportunity to discuss Catalytica’s business, management, financial affairs and acquisition plans with its management, to review Catalytica’s facilities, and to obtain such additional information concerning the Worsley Trust’s investment in Holdings Common Stock, Warrants and Warrant Shares in order for the Worsley Trust to evaluate its merits and risks, and the Worsley Trust has determined that the shares of Holdings Common Stock, Warrants and Warrant Shares are a suitable investment for it.

(c) Worsley recognizes that any information furnished by Catalytica does not constitute investment, accounting, tax or legal advice. Moreover, Worsley is not relying upon Catalytica with respect to Worsley’s tax and other economic circumstances in connection with Worsley’s acquisition of shares of Holdings Common Stock, Warrants and Warrant Shares. In regard to the tax and other economic considerations related to such investment, Worsley has relied on the advice of, or has consulted with, only Worsley’s own professional advisors.

(d) The Worsley Trust is aware that the Holdings Common Stock, Warrants and Warrant Shares are being offered and sold by means of an exemption under the Securities Act, as well as exemptions under certain state securities laws for nonpublic offerings, and that he makes the representations, declarations and warranties as contained in this Section 4.30 with the intent that the same shall be relied upon in determining its suitability as a purchaser of such Holdings Common Stock, Warrants and Warrant Shares.

(e) The Worsley Trust is an “Accredited Investor” as defined in Rule 501 of Regulation D under the Securities Act and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in Holdings and of making an informed investment decision.

(f) The Worsley Trust is aware that it cannot sell or otherwise transfer the Holdings Common Stock, Warrants and Warrant Shares without registration under applicable state securities laws or without an exemption therefrom, and is aware that it will be required to bear the financial risks of its purchase for an indefinite period of time because, among other reasons, the Holdings Common Stock, Warrants and Warrant Shares have not been registered with any regulatory authority of any State and, therefore, cannot be transferred or resold unless subsequently registered under applicable state securities laws or an exemption from such registration is available. The Worsley Trust also understands that Holdings and Catalytica are under no obligation to register the shares of Holdings Common Stock, Warrants and Warrant Shares acquired in connection with the Contribution on its behalf or to assist him in complying with any exemption from registration under applicable state securities laws, other than pursuant to the Registration Rights Agreement.

(g) The Worsley Trust recognizes that no federal or state agency has recommended or endorsed the acquisition of the Holdings Common Stock, Warrants and Warrant Shares or passed upon the adequacy or accuracy of the information set forth herein, and that Catalytica is relying on the truth and accuracy of the representations, declarations and warranties made by the Worsley Trust as contained herein in the issuance of the Holdings Common Stock, Warrants and Warrant Shares.

(h) The Worsley Trust is acquiring the Holdings Common Stock, Warrants and Warrant Shares for investment for its own account and not with a view to or for sale in connection with any distribution of the capital stock of Holdings to or for the accounts of others. The Worsley Trust agrees that it will not dispose of the Holdings Common Stock, Warrants and Warrant Shares, or any portion thereof or interest therein, unless and until counsel for Holdings shall have determined that the intended disposition is permissible and does not violate the Securities Act or the rules and regulations of the SEC thereunder, or the provisions of any applicable state securities laws, or any rules or regulations thereunder.

(i) The Worsley Trust recognizes that the acquisition of the Holdings Common Stock, Warrants and Warrant Shares is a speculative investment and any financial forecasts or other estimates which may have been made by Catalytica merely represent predictions of future events which may or may not occur and are based on assumptions which may or may not occur. As a consequence, such financial forecasts or other estimates may not be relied upon to indicate the actual results which might be attained.

(j) The Worsley Trust understands and agrees that

(i) a legend in substantially the following form may be placed on all certificates evidencing the Contribution Shares:

THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 APPLIES AND MAY ONLY BE TRANSFERRED IN CONFORMITY WITH RULE 145(d) OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR IN ACCORDANCE WITH A WRITTEN OPINION OF COUNSEL, REASONABLY ACCEPTABLE TO THE ISSUER IN FORM AND SUBSTANCE, THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

(ii) in addition to the foregoing legend, a legend in substantially the following form may be placed on all certificates evidencing the Warrants and Warrant Shares:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”) NOR ANY APPLICABLE STATE SECURITIES LAWS BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THE OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS SUBSEQUENTLY REGISTERED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS, IF SUCH REGISTRATION IS REQUIRED.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF CATALYTICA

Each of Catalytica, Holdings and Merger Sub hereby jointly and severally represents and warrants to the Companies and Worsley, subject to such exceptions as are specifically disclosed in the disclosure schedule delivered by Catalytica to Worsley and the Companies, dated as of the date hereof (the “Catalytica Disclosure Schedule”) (which exceptions, to be effective, shall specifically refer to the section or subsection of this Agreement to which the information stated in such exceptions relates; provided, however, that the inclusion of any information in any section or subsection of the Catalytica Disclosure Schedule shall be deemed disclosed and incorporated into any other section or subsection hereof where it is reasonably apparent that such disclosure is relevant or applicable to such other section or subsection), that:

5.1 Corporate Existence and Qualification.  Catalytica and each of its Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization; has the corporate power to own, manage, lease and hold its properties and to carry on its business as and where such Properties are presently located and such business is presently conducted and proposed to be conducted; and is duly licensed or qualified to do business and is in good standing as a foreign corporation in each of the jurisdictions where the character of its Properties or the nature of its business requires it to be so qualified, except where failure to be so qualified or to be in good standing would not reasonably be expected to have a Material Adverse Effect on Catalytica and its Subsidiaries taken as a whole.

5.2 Authority, Approval and Enforceability.  Each of Catalytica, Holdings and Merger Sub has the necessary corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement by Catalytica, Holdings and Merger Sub, the performance by each of them of its respective obligations hereunder and the consummation by each of them of the transactions contemplated hereby have been duly and validly authorized by their respective boards of directors. Except for (i) the adoption of this Agreement by Catalytica’s stockholders (the “Catalytica Stockholder Approval”), (ii) filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the Corporation Law, and (iii) unbundling rules or other applicable rules promulgated by the SEC with respect to obtaining Catalytica Stockholder Approval, no other corporate proceeding on the part of Catalytica, Holdings or Merger Sub is necessary for the execution and delivery of this Agreement by Catalytica, Holdings or Merger Sub, respectively, the performance of their respective obligations hereunder or the consummation by them of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Catalytica, Holdings and Merger Sub and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation of Catalytica, Holdings and Merger Sub enforceable against each of them in accordance with its terms.

5.3 Capitalization; Corporate Records.

(a) Catalytica’s authorized capital stock consists solely of (i) 70,000,000 shares of common stock, par value $.001 per share (“Catalytica Common Stock”), of which 18,294,677 shares were issued and outstanding as of March 31, 2007, and (ii) 5,000,000 shares of Series A preferred stock, $.001 par value per share, designated for issuance upon exercise of the associated preferred stock purchase rights (the “Rights”) under the Rights Agreement (as defined in Section 5.26), of which no shares are issued or outstanding as of March 31, 2007. As of the date hereof, Holding’s authorized capital stock consists solely of 1,000 shares of common stock, par value $.001 per share (“Holdings Common Stock”), all of which are issued and outstanding and owned by Catalytica free and clear of any liens or encumbrances as of the date hereof. Merger Sub’s authorized capital stock consists solely of 1,000 shares of common stock, par value $.001 per share, all of which are issued and outstanding and owned by Holdings free and clear of any liens or encumbrances as of the date hereof. As of March 31, 2007, (x) there were 5,000,000 shares of Catalytica Common Stock reserved for issuance under the Catalytica Energy Systems, Inc. 1995 Stock Plan, of which (A) 2,216,875 shares were subject to outstanding options, (B) 276,500 shares were subject to outstanding restricted stock units, and (C) 1,592,924 shares were reserved for future option or restricted stock unit grants, and (y) there were 1,500,000 shares of Catalytica Common Stock reserved for issuance under the Catalytica Energy Systems, Inc. 2000 Employee Stock Purchase Plan, of which 600,207 were reserved for future purchase by employees. All of the outstanding shares of Catalytica Common Stock are duly authorized, validly issued, fully paid and non-assessable and were not issued in violation of (i) any preemptive or other rights of any Person to acquire securities of Catalytica or (ii) any applicable Securities Laws. Other than the Rights or as set forth above, there are no outstanding subscriptions, options, convertible securities, rights (preemptive or otherwise), warrants, calls or agreements relating to any shares of capital stock of Catalytica, Holdings or Merger Sub. All outstanding shares of the capital stock of each of Catalytica’s Subsidiaries are validly issued, fully paid and nonassessable and are owned by Catalytica or one of Catalytica’s Subsidiaries free and clear of any Liens.

(b) The copies of the certificate of incorporation or organization and bylaws or operating agreement of Catalytica and each of its Subsidiaries, as the case may be, made available to the Companies are true, accurate, and complete and reflect all amendments made through the date of this Agreement. Catalytica’s stock and minute books made available to Worsley for review were correct and complete as of the date they were so made available, no further entries have been made through the date of this Agreement, and such minute books contain an accurate record of all stockholder and corporate actions of the stockholders and directors (and any committees thereof) of Catalytica taken by written consent or at a meeting since January 1, 2002 and through the date hereof. All corporate actions taken by Catalytica, Holdings and Merger Sub have been duly authorized or ratified to the extent required by applicable law.

(c) Catalytica does not have any Subsidiaries except for Holdings, Merger Sub and as set forth in the Catalytica SEC Documents.

5.4 No Default or Consents.  Except for (a) applicable requirements of the Securities Act, the Exchange Act, and the rules and regulations thereunder, including the filing with and declaration of effectiveness by the SEC of a registration statement (the “Registration Statement”) of Holdings with respect to the issuance of Holdings Common Stock in the Contribution and the Merger, containing a prospectus/proxy statement relating to the Catalytica Stockholders Meeting, as amended or supplemented from time to time (the “Proxy Statement/Prospectus”), (b) the filing of the Certificate of Merger in accordance with the Corporation Law, (c) filings with NASDAQ and the SEC with respect to the listing of shares of Holdings Common Stock, and (d) such consents, approvals, orders, authorizations, notifications, registrations, declarations and filings as may be required under applicable state securities laws, neither the execution and delivery of this Agreement nor the carrying out of the transactions contemplated hereby will:

(i) violate or conflict with any of the terms, conditions or provisions of Catalytica’s or any of its Subsidiaries’ certificate of incorporation or organization or bylaws or operating agreement, as the case may be;

(ii) violate, in any material respect, any Legal Requirements applicable to Catalytica or any of its Subsidiaries;

(iii) violate, conflict with, result in a breach of, constitute a default under (whether with or without notice or the lapse of time or both), or accelerate or permit the acceleration of the performance required by, or give any other party the right to terminate, any material contract or Permit applicable to Catalytica or any of its Subsidiaries;

(iv) result in the creation of any Liens on any Property of Catalytica or any of its Subsidiaries; or

(v) require Catalytica or any of its Subsidiaries to obtain or make any waiver, consent, action, approval or authorization of, or registration, declaration, notice or filing with, any Person or Governmental Authority.

5.5 No Proceedings.  No suit, action or other proceeding is pending or, to Catalytica’s knowledge, threatened before any Governmental Authority seeking to restrain Catalytica, Holdings or Merger Sub or prohibit their entry into this Agreement or prohibit the Closing, or seeking Damages against Catalytica or its Subsidiaries or their respective properties as a result of the consummation of this Agreement.

5.6 Employee Benefit Matters.

(a) Section 5.6(a) of the Catalytica Disclosure Schedule provides a true, correct and complete list of each of the following, if any, which is sponsored, maintained or contributed to by Catalytica in which present and/or former employees, officers, directors or agents of Catalytica or any Affiliate of Catalytica participate or have participated, or with respect to which Catalytica has or may have any actual or contingent liability:

(i) each “employee benefit plan,” as such term is defined in Section 3(3) of ERISA (“Catalytica Plan”); and,

(ii) each personnel policy, employee manual or other written statements of rules or policies concerning employment, stock option plan, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation and sick leave policy, severance pay policy or agreement, deferred compensation agreement or arrangement, consulting agreement, employment contract and each other employee benefit plan, agreement, arrangement, program, practice or understanding which is not described in Section 5.6(a)(i), including foreign plans, which are not subject to the provisions of ERISA (“Catalytica Benefit Program or Agreement”).

(b) True, correct and complete copies of each of the Catalytica Plans (if any), and related trusts, if applicable, including all amendments thereto, have been made available to Worsley. There has also been furnished to Worsley, with respect to each Catalytica Plan required to file such report and description, the three most recent reports on Form 5500 and the summary plan description. True, correct and complete copies or descriptions of all Catalytica Benefit Programs or Agreements have also been or shall be furnished to Worsley.

(c)

(i) Catalytica does not contribute to or have an obligation to contribute to, and Catalytica does not have any actual or contingent liability under any “employee pension benefit plan” (as defined in Section 3(2) of ERISA) which is or was subject to Title IV of ERISA, including any multiemployer plan within the meaning of Section 3(37) of ERISA, or that is or was subject to Section 412 of the Code, or that is a multiple employer plan within the meaning of Section 413(b) and (c) of the Code.

(ii) Catalytica has substantially performed all obligations, whether arising by operation of law or by contract, required to be performed by it in connection with Catalytica Plans and the Catalytica Benefit Programs and Agreements, and to the Knowledge of Catalytica, there have been no defaults or violations of law with respect to the Catalytica Plans or Catalytica Benefit Programs or Agreements by any other party to the Catalytica Plans or Catalytica Benefit Programs or Agreements;

(iii) To the Knowledge of Catalytica, all reports and disclosures relating to the Catalytica Plans required to be filed with or furnished to governmental agencies, Catalytica Plan participants or Catalytica Plan beneficiaries have been filed or furnished in accordance with applicable law in a timely manner, and each

Catalytica Plan and each Catalytica Benefit Program or Agreement has been administered in substantial compliance with its governing documents;

(iv) Each of the Catalytica Plans intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service regarding such qualified status or may rely on an opinion or advisory letter issued to a master or prototype provider with respect to the tax-qualified status of the Catalytica Plan, and to the Knowledge of Catalytica, no event has occurred which would jeopardize the qualified status of any such Catalytica Plan under Section 401(a) of the Code, respectively;

(v) There are no actions, suits or claims pending (other than routine claims for benefits) or, to the Knowledge of Catalytica, threatened against, or with respect to, any of the Catalytica Plans or Catalytica Benefit Programs or Agreements or their assets;

(vi) Other than any contributions that, individually or in the aggregate, are not material to the Catalytica Plans, all contributions required to be made to the Catalytica Plans pursuant to their terms and provisions and applicable law have been made timely, and will continue to be made so through the Closing Date;

(vii) None of the Catalytica Plans nor any trust created thereunder or with respect thereto has engaged in any “prohibited transaction” or “party-in-interest transaction” as such terms are defined in Section 4975 of the Code and Section 406 of ERISA, which transaction is not exempt under Section 4975(d) of the Code or Section 408 of ERISA, and which could subject any Catalytica Plan, Catalytica, or any fiduciary, officer, director or employee thereof to a tax or penalty on prohibited transactions or party-in-interest transactions pursuant to Section 4975 of the Code or Section 502(i) of ERISA;

(viii) To the Knowledge of Catalytica, there is no matter pending (other than routine qualification determination filings) with respect to any of the Catalytica Plans or Catalytica Benefit Programs or Agreements before the Internal Revenue Service, the Department of Labor or the PBGC;

(ix) Catalytica does not maintain a trust for the purpose of funding a Catalytica Plan, which trust is intended to be exempt from federal income taxation pursuant to Section 501(c)(9) of the Code;

(x) Catalytica does not have any obligation to provide health benefits or death benefits to former employees, except as is required by or similar to Section 4980B of the Code or Section 601 (et seq.) of ERISA, or any similar applicable state law;

(xi) Since January 1, 2001, there have not been any (i) work stoppages, labor disputes or other significant controversies between Catalytica and its employees, (ii) labor union grievances or organizational efforts, or (iii) unfair labor practice or labor arbitration proceedings pending or threatened.

(d) Catalytica is not a party to any agreement, and has not established any policy or practice, requiring Catalytica to make a payment or provide any other form or compensation or benefit to any Person performing services for Catalytica upon termination of such services which would not be payable or provided in the absence of the consummation of the transactions contemplated by this Agreement.

(e) Section 5.6(e) of the Catalytica Disclosure Schedule sets forth by number and employment classification the approximate numbers of employees employed by Catalytica as of the date of this Agreement, and, except as set forth therein, none of said employees are subject to union or collective bargaining agreements with Catalytica.

(f) Neither Worsley, the Companies nor any of its Affiliates shall have any liability or obligations to employees of Catalytica under or with respect to the Workers Adjustment Retraining Notification Act in connection with the transactions contemplated by this Agreement.

(g) Neither the execution and delivery of this Agreement nor the consummation of any or all of the transactions contemplated hereby will: (A) entitle any current or former employee of Catalytica to severance pay, unemployment compensation or any similar payment, (B) accelerate the time of payment or vesting or increase the amount of any compensation due to any such employee or former employee, or (C) directly or indirectly result in any payment made to or on behalf of any Person constituting a “parachute payment” within the meaning of Section 280G of the Code.

(h) With respect to the Catalytica’s Plans and Catalytica Benefit Programs or Agreements, each of the foregoing which is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) has been operated since January 1, 2005 in good faith compliance with Section 409A of the Code and IRS Notice 2005-1. No nonqualified deferred compensation plan has been “materially modified” (within the meaning of IRS Notice 2005-1) at any time after October 3, 2004.

5.7 SEC Filings; Financial Statements.

(a) Since December 31, 2006, Catalytica has filed all required forms, reports and documents with the SEC required to be filed by it pursuant to the Securities Act and the rules and regulations promulgated thereunder and the Exchange Act (the “Catalytica SEC Documents”), all of which have complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act as of the filing date thereof. The Catalytica SEC Documents included (i) all certificates required to be included therein pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder (“SOX”), and (ii) the internal control report and attestation of Catalytica’s outside auditors required by Section 404 of SOX, to the extent such report and attestation was required to be included therein under SOX and the rules and regulations of the SEC.

(b) None of the Catalytica SEC Documents, including any financial statements or schedules included or incorporated by reference therein, at the time filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) Each of the audited consolidated financial statements and unaudited interim financial statements of Catalytica included (or incorporated by reference) in the Catalytica SEC Documents, including the audited financial statements of Catalytica as of and for the year ended December 31, 2006 (the “Catalytica Balance Sheet Date”), has been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), is accurate and complete in all material respects and fairly presents in all material respects the consolidated financial position of Catalytica and its Subsidiaries as of the dates thereof and the consolidated results of Catalytica’s operations and the changes in Catalytica’s consolidated financial position or the results of operations, stockholders’ equity or cash flows of such entity or entities for the periods then ended, in the case of the unaudited interim financial statements subject to the absence of footnotes and year end audit adjustments which will not, individually or in the aggregate, be material in magnitude. Such unaudited interim financial statements reflect all adjustments necessary to fairly present, in all material respects, the results of operations for the interim periods presented.

5.8 Absence of Undisclosed Liabilities.  Neither Catalytica nor any of its Subsidiaries has any liabilities (whether absolute, accrued or contingent), except: (a) liabilities that are accrued and reserved against in the consolidated balance sheet of Catalytica and the Subsidiaries or reflected in the notes thereto, in each case included in the Catalytica SEC Documents; (b) liabilities incurred since December 31, 2006 in the ordinary course of business; (c) liabilities which, individually or in the aggregate, are not required under GAAP to be set forth on the consolidated balance sheet of Catalytica and its consolidated Subsidiaries; (d) liabilities incurred in connection with the preparation, execution, delivery and performance of this Agreement and the transactions contemplated hereby; (e) liabilities incurred after the date hereof as specifically permitted by this Agreement and (f) liabilities that do not or would not reasonably be expected to have a Material Adverse Effect on Catalytica and its Subsidiaries taken as a whole.

5.9 Absence of Certain Changes.

(a) Except as set forth in the Catalytica SEC Documents, since the Catalytica Balance Sheet Date and through the date hereof there has not been:

(i) any Material Adverse Effect on Catalytica and its Subsidiaries taken as a whole;

(ii) any material damage, destruction or loss (whether or not covered by insurance) of any material assets, business or customers of Catalytica or its Subsidiaries;

(iii) any material adverse change in Catalytica’s or any of its Subsidiaries’ sales patterns, pricing policies, accounts receivable or accounts payable;

(iv) any material employment dispute, including claims or matters raised by any individual, Governmental Authority, or any workers’ representative organization, bargaining unit or union regarding labor trouble or claim of wrongful discharge or other unlawful employment or labor practice or action with respect to Catalytica or any of its Subsidiaries;

(v) (A) any commencement or settlement of any lawsuit by Catalytica or any of its Subsidiaries, or (B) commencement, settlement, notice or, to the Knowledge of Catalytica, any threat of any lawsuit or proceeding or other investigation against Catalytica or any of its Subsidiaries or relating to any of their respective businesses, properties or assets, or to the Knowledge of Catalytica, any reasonable basis for any of the foregoing;

(vi) any purchase or sale of any interest in Real Property, granting of any security interest in any Real Property or lease, license, sublease or other occupancy of any leased Real Property or other Real Property by Catalytica or any of its Subsidiaries;

(vii) any merger or consolidation by Catalytica or any of its Subsidiaries into or with any other corporation or any acquisition by Catalytica or any of its Subsidiaries of the business or assets of any Person;

(viii) any purchase by Catalytica or any of its Subsidiaries of any securities of and Person;

(ix) any creation, incurring, assumption or guaranty, or other liability or obligation by Catalytica or any of its Subsidiaries, of any indebtedness, or any loan or advance by Catalytica or any of its Subsidiaries to, or any investment in, any Person, except for advances to employees for travel and business expenses in the ordinary course of business consistent with past practice;

(x) any change in any existing election, or any new election, with respect to any Tax law in any jurisdiction which election could have an effect on the tax treatment of Catalytica’s or its Subsidiaries’ business operations;

(xi) entry into, amendment or termination of any material agreement to which Catalytica or any of its Subsidiaries is party or to which any of them is bound;

(xii) any material change, whether written or oral, to any agreement or understanding with any of Catalytica’s or any of its Subsidiaries’ material suppliers or customers;

(xiii) any acceleration or delay in collection of any notes or accounts receivable of the Catalytica or any of its Subsidiaries in advance of or beyond their regular due dates or the dates when they would have been collected in the ordinary course of business consistent with past practices;

(xiv) any delay or accelerated payment of any accrued expense, trade payable or other liability of Catalytica or any of its Subsidiaries beyond or in advance of its due date or the date when such liability would have been paid in the ordinary course of business consistent with past practices;

(xv) any variation in any material respect in the levels of Inventory of Catalytica or any of its Subsidiaries from the levels customarily maintained;

(xvi) any sale, transfer, lease, mortgage, encumbrance or other disposal of, or agreement to sell, transfer, lease, mortgage, encumber or otherwise dispose of, any Properties of Catalytica or any of its Subsidiaries except in the ordinary course of business consistent with past practice;

(xvii) any settlement of any claim or litigation, or filing of any motions, orders, briefs or settlement agreements in any proceeding involving Catalytica or any of its Subsidiaries before any Governmental Authority or any arbitrator;

(xviii) any incurring or approval of, or entry into any agreement or commitment to make, by the Companies, any expenditures in excess of $25,000 in any one instance or $100,000 in the aggregate;

(xix) any maintenance of Catalytica’s books of account other than in the usual, regular and ordinary manner in accordance with GAAP and on a basis consistent with prior periods or any change in any of Catalytica’s accounting methods or practices that would be required to be disclosed under GAAP;

(xx) any adoption or amendment of any Catalytica Plan or Catalytica Benefit Program or Agreement (other than as required by Applicable Laws), or granting of any increase in the compensation payable or to become payable to directors, officers or employees (including any such increase pursuant to any bonus, profit-sharing or other plan or commitment) of Catalytica or any of its Subsidiaries, other than merit increases to employees in the ordinary course of business and consistent with past practice;

(xxi) any extraordinary losses suffered by Catalytica or any of its Subsidiaries or any waiver by any of them of any rights of material value;

(xxii) any payment to any Affiliate of Catalytica or forgiveness of any indebtedness due or owing from any Affiliate to Catalytica;

(xxiii) any (A) liquidation of Inventory or acceptance of product returns by Catalytica or any of its Subsidiaries other than in the ordinary course, (B) acceleration of receivables of Catalytica or any of its Subsidiaries, (C) delay of payables of Catalytica or any of its Subsidiaries, or (D) change in any material respect of Catalytica’s or any of its Subsidiaries’ practices in connection with the payment of payables and/or the collection of receivables;

(xxiv) any one or more activities or transactions between Catalytica and an Affiliate or any one or more activities or transactions involving Catalytica or any of its Subsidiaries outside the ordinary course of business;

(xxv) any distributions or other payments in respect of Catalytica’s or any of its Subsidiaries’ equity securities, or any repurchase, redemption or other acquisition of any such securities;

(xxvi) any amendment of the certificate of incorporation, bylaws, operating agreement or similar documents, as the case may be, of Catalytica and its Subsidiaries;

(xxvii) any issuance of any capital stock or other securities, or grant, or entry into any agreement to grant, any options, convertible rights, other rights, warrants or calls, other than issuances, grants and agreements relating to the Catalytica Benefit Programs or Agreements;

(xxviii) any payment, discharge, waiver or satisfaction by Catalytica or any of its Subsidiaries, in any amount in excess of $10,000 in any one case, or $50,000 in the aggregate, of any claim, liability, right or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than payments, discharges or satisfactions in the ordinary course of business consistent with past practice of liabilities reflected or reserved against in Catalytica’s December 31, 2006 balance sheet contained in the Catalytica SEC Documents;

(xxix) any revaluation of Catalytica’s or any of its Subsidiaries assets (whether tangible or intangible), including writing down the value of Inventory or writing off notes or accounts receivable;

(xxx) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) in respect of the capital stock of Catalytica or any of its Subsidiaries, or any split, combination or reclassification in respect of such capital stock, or any issuance or authorization of any issuance of any other securities in respect of, in lieu of or in substitution for such capital stock, or any direct or indirect repurchase, redemption, or other acquisition by Catalytica or any of its Subsidiaries of any of its capital stock (or options, warrants or other rights convertible into, exercisable or exchangeable therefor);

(xxxi) any execution of any strategic alliance, affiliate or joint venture arrangement or agreement between Catalytica or any of its Subsidiaries and any Person;

(xxxii) any cancellation, amendment or renewal of any insurance policy of Catalytica or any of its Subsidiaries; or

(xxxiii) any commitment to do any of the foregoing.

5.10 Compliance with Laws.  Except as otherwise set forth in the Catalytica SEC Documents, Catalytica and each of its Subsidiaries is and has been in compliance in all material respects with any and all Legal Requirements applicable to Catalytica and such Subsidiaries. Except as otherwise set forth in the Catalytica SEC Documents, Catalytica and each Subsidiary of Catalytica (x) has not received or entered into any citations, complaints, consent orders, compliance schedules, or other similar enforcement orders or received any notice from any Governmental Authority or any other notice that would indicate that there is not currently compliance with all such Legal Requirements, and (y) is not in default under, and no condition exists (whether covered by insurance or not) that with or without notice or lapse of time or both would constitute a material default under, or material breach or violation in any material respect of, any Legal Requirement or material Permit applicable to Catalytica or such Subsidiary. Without limiting the generality of the foregoing, neither Catalytica nor any of its Subsidiaries has received notice of and, to the Knowledge of Catalytica, there is no reasonable basis for, any claim, action, suit, investigation or proceeding that might result in a finding that Catalytica or any of its Subsidiaries is not or has not been in compliance in all material respects with Legal Requirements relating to (a) the development, testing, manufacture, packaging, distribution and marketing of Products, (b) employment, safety and health, (c) Environmental Laws, building, zoning and land use and/or (d) the Foreign Corrupt Practices Act and the rules and regulations promulgated thereunder.

5.11 Litigation.  Except as otherwise set forth in the Catalytica SEC Documents, there are no claims, actions, suits, investigations or proceedings against Catalytica pending or, to the Knowledge of Catalytica, threatened in any court or before or by any Governmental Authority, or before any arbitrator, and to the Knowledge of Catalytica, there is no reasonable basis for any such claim, action, suit, investigation or proceeding.

5.12 Real Property.

(a) The Catalytica SEC Documents set forth a description of all material real property or any interest therein currently owned by Catalytica or any of its Subsidiaries (the “Catalytica Owned Premises”).

(b) The Catalytica SEC Documents set forth a list of all material leases, licenses or similar agreements relating to Catalytica or any of its Subsidiaries’ use or occupancy of real estate (the “Catalytica Leased Premises”) owned by a third party (“Catalytica Leases”), true and correct copies of which have previously been furnished to Worsley and the Companies. The Catalytica Leases and all guaranties with respect thereto, are in full force and effect and have not been amended in writing or otherwise, and no party thereto is in default under any such Lease. To the Knowledge of Catalytica, no event has occurred which, with the passage of time or the giving of notice or both, would cause a default under any of such Catalytica Leases. Neither Catalytica nor any of its Subsidiaries nor its agents or employees has received written notice of any claimed abatements, offsets, defenses or other bases for relief or adjustment under any such Catalytica Leases. No party other than Catalytica has a right to occupy any of the Catalytica Leased Premises.

(c) With respect to each Catalytica Owned Premises and Catalytica Leased Premises, as applicable: (i) Catalytica or one of its Subsidiaries has good and valid fee simple interest in the Catalytica Owned Premises and a valid leasehold interest in the Catalytica Leased Premises, free and clear of any Liens or title defects that have had or could have an adverse effect on Catalytica’s use and occupancy of the Catalytica Owned Premises and the Catalytica Leased Premises; (ii) the portions of the buildings located on the Catalytica Owned Premises and the Catalytica Leased Premises that are used in the business of Catalytica or any of its Subsidiaries are each in operating condition, normal wear and tear excepted, and are in the aggregate sufficient to satisfy Catalytica’s current business activities as conducted thereon and, to the Knowledge of Catalytica, there is no latent material defect in the improvements on any Catalytica Owned Premises, structural elements thereof, the mechanical systems (including all heating, ventilating, air conditioning, plumbing, electrical, utility and sprinkler systems) therein, the utility system servicing each Catalytica Owned Premises and the roofs which have not been disclosed to Worsley and the Companies in writing prior to the date of this Agreement; (iii) each of the Catalytica Owned Premises and the Catalytica Leased Premises (a) has direct access to public roads or access to public roads, such access being sufficient to satisfy the current transportation requirements of the business presently conducted at such parcel; and (b) is served by all utilities in such quantity and quality as are necessary and sufficient to satisfy the current normal business activities conducted at such parcel; and (iv) Catalytica has not received notice of (a) any condemnation, eminent domain or similar proceeding affecting any portion of the Catalytica Owned Premises or the Catalytica

Leased Premises or any access thereto, and, to the Knowledge of Catalytica, no such proceedings are contemplated, (b) any special assessment or pending improvement Liens to be made by any governmental authority which may affect any of the Catalytica Owned Premises or the Catalytica Leased Premises, or (c) any violations of building codes and/or zoning ordinances or other governmental regulations with respect to the Catalytica Owned Premises or the Catalytica Leased Premises.

(d) (i) There are no Legal Requirements now in existence or under active consideration by any Governmental Authority which could require the tenant of any Catalytica Leased Premises to make any expenditure in excess of $50,000 to modify or improve such Leased Premises to bring it into compliance therewith, and (ii) neither Catalytica nor any of its Subsidiaries shall be required to expend more than $100,000 in the aggregate under all Catalytica Leases to restore the Catalytica Leased Premises at the end of the term of the applicable Catalytica Lease to the condition required under the Catalytica Lease (assuming the conditions existing in such Catalytica Leased Premises as of the date hereof and as of the Closing).

5.13 Commitments.

(a) Catalytica has filed with the Catalytica SEC Documents all Contracts required to be filed with the SEC pursuant to applicable published rules and regulations of the SEC.

(b) All of the Contracts listed or required to be listed in the Catalytica SEC Documents (excluding any Catalytica Leases which are covered by Section 5.12 hereof) are valid, binding and in full force and effect and enforceable against each of the parties thereto in accordance with their terms, and none of Catalytica or any of its Subsidiaries has been notified or advised by any party thereto of such party’s intention or desire to terminate or modify any such Contract in any material respect. Each of Catalytica and its Subsidiaries is in material compliance with and has not materially breached, violated or defaulted under, or received notice that it has materially breached, violated or defaulted under, any of the terms or conditions of any such Contract, and to the Knowledge of Catalytica and its Subsidiaries, no other party to any such Contract is in material breach, violation or default thereunder. Neither Catalytica nor any of its Subsidiaries has knowledge of any event that with the lapse of time, giving of notice or both would constitute such a breach, violation or default under any such Contract by Catalytica or any of its Subsidiaries or any such other party. Following the Closing, each of Catalytica and its Subsidiaries will continue to be entitled to all of the benefits currently held by Catalytica and such Subsidiaries under each such Contract.

(c) Except as otherwise set forth in the Catalytica SEC Documents, Catalytica is not a party to or bound by any material Contract the terms of which were arrived at by or otherwise reflect less-than-arm’s-length negotiations or bargaining.

5.14 Insurance.  All insurance policies (including fire, liability, product liability, workers’ compensation and vehicular) presently in effect that relate to Catalytica or its Properties are sufficient for compliance by Catalytica with all applicable Legal Requirements and all material Contracts. None of the insurance carriers has indicated to Catalytica an intention to cancel any such policy or to materially increase any insurance premiums (including workers’ compensation premiums), or that any such insurance will not be available in the future on substantially the same terms as currently in effect. Catalytica has no claim pending against any of its insurance carriers under any of such policies and, to the Knowledge of Catalytica, there has been no actual or alleged occurrence of any kind which could reasonably be expected to give rise to any such claim. During the prior three years, all notices required to have been given by Catalytica to any insurance company have been timely and duly given, and no insurance company has asserted that any claim is not covered by the applicable policy relating to such claim.

5.15 Intangible Rights.  Catalytica owns or has the right to use and shall as of the Closing Date own or have the right to use any and all Catalytica-developed information, know-how, trade secrets, patents, copyrights, trademarks, service marks, trade names, brands, software, formulae, methods, processes and other intangible properties that to the Knowledge of Catalytica are necessary for the ownership, management or operation of its Properties and business (“Catalytica Intangible Rights”). In addition, (i) Catalytica is the sole and exclusive owner of all right, title and interest in and to all of the Catalytica Intangible Rights, and has the exclusive right to use and license the same, free and clear of any claim or conflict with the Catalytica Intangible Rights of others; (ii) no royalties, honorariums or fees are payable by Catalytica to any Person by reason of the ownership or use of any of the Catalytica Intangible Rights; (iii) there have been no claims made against Catalytica asserting the invalidity, abuse, misuse, or unenforceability of any of the Catalytica Intangible Rights and to the Knowledge of Catalytica, no grounds for any such claims exist; (iv) Catalytica has not made any claim of any violation or infringement by others of any of its Catalytica Intangible Rights or interests therein and, to the Knowledge of Catalytica, no grounds for any such claims exist; (v) Catalytica has not received any notice that it is in conflict with or infringing upon the asserted intellectual property rights of others in connection with the Catalytica Intangible Rights, and neither the use of the Catalytica Intangible Rights nor the operation of Catalytica’s businesses to the actual Knowledge of Catalytica is infringing or has infringed upon valid and enforceable intellectual property rights of others; (vi) to the actual Knowledge of Catalytica, the Catalytica Intangible Rights are sufficient and include all intellectual property rights necessary for Catalytica to lawfully conduct its business as presently being conducted; (vii) to the extent that any item constituting part of the Catalytica Intangible Rights has been registered with, filed in or issued by, any Governmental Authority, such registrations, filings or issuances were duly made and remain in full force and effect; (viii) there has not been any act or failure to act by Catalytica, or to the Knowledge of Catalytica, any of its directors, officers, employees, attorneys or agents during the prosecution or registration of, or any other proceeding relating to, any of the Catalytica Intangible Rights, or, to the Knowledge of Catalytica, any other fact which could render invalid or unenforceable any of the Catalytica Intangible Rights; and (ix) to the extent any of the Catalytica Intangible Rights constitutes proprietary or confidential information, Catalytica has adequately safeguarded such information from disclosure.

5.16 Equipment and Other Tangible Property.  Catalytica’s equipment, furniture, machinery, vehicles, structures, fixtures and other tangible property included in the Properties (the “Tangible Catalytica Properties”), other than Inventory, is suitable for the purposes for which intended and in operating condition consistent with normal industry standards, except for ordinary wear and tear, and except for such Tangible Catalytica Properties as shall have been taken out of service on a temporary basis for repairs or replacement consistent with Catalytica’s prior practices and normal industry standards. To the Knowledge of Catalytica, the Tangible Catalytica Properties are free of any structural or engineering defects, and during the past five years there has not been any significant interruption of Catalytica’s business due to inadequate maintenance or obsolescence of the Tangible Catalytica Properties. Catalytica has and will have as of the Closing Date, legal and beneficial ownership of its Properties, free and clear of any Liens.

5.17 Permits; Environmental Matters.

(a) Each of Catalytica and its Subsidiaries has all Permits necessary to own, operate, use and/or maintain its Properties and to conduct its business and operations as presently conducted and as expected to be conducted in the future. All such Permits are valid and in full force and effect, no proceeding is pending or, to the Knowledge of Catalytica, threatened to modify, suspend or revoke, withdraw, terminate, or otherwise limit any such Permits, and no administrative or governmental actions have been taken or, to the Knowledge of Catalytica, threatened in connection with the expiration or renewal of such Permits. No material violations have occurred that remain uncured, unwaived, or otherwise unresolved, or are occurring in respect of any such Permits, and no circumstances exist that would prevent or delay the obtaining of any requisite consent, approval, waiver or other authorization of the transactions contemplated hereby with respect to such Permits that by their terms or under applicable law may be obtained only after Closing.

(b) Except as set forth in the Catalytica SEC Documents, there are no Environmental Claims asserted or threatened against Catalytica or any of its Subsidiaries or relating to any real property or equipment currently or formerly owned, leased or otherwise Used by Catalytica or any of its Subsidiaries. None of Catalytica or its Subsidiaries has caused or permitted any Hazardous Material to be used, generated, reclaimed, transported, released, treated, stored or disposed of in a manner which could reasonably be expected to form the basis for a material Environmental Claim against Catalytica or any of its Subsidiaries. Except for any Catalytica Leases, none of Catalytica or its Subsidiaries has assumed any liability of any Person for cleanup, compliance or required capital expenditures in connection with any Environmental Claim.

(c) Except as set forth in the Catalytica SEC Documents, Catalytica and its Subsidiaries have been and are currently in compliance in all material respects with all applicable Environmental Laws, including obtaining and maintaining in effect all Permits required by applicable Environmental Laws.

(d) As of the Closing, except in a manner that could not reasonably be expected to subject Catalytica or any of its Subsidiaries to material liability, no Hazardous Materials are present on any real property currently owned, operated, occupied, controlled or leased by Catalytica or any of its Subsidiaries or were present on any other real property at the time it ceased to be owned, operated, occupied, controlled or leased by Catalytica or any of its Subsidiaries. For the purposes of this subsection (d), with respect to Hazardous Materials in soil (including debris in, on or under soil), material shall mean no more than $10,000 in the aggregate, per each Catalytica Owned Premises and each Catalytica Leased Premises.

(e) Catalytica has delivered to Worsley and the Companies or made available for inspection by Worsley and the Companies and their respective agents, representatives and employees all records in Catalytica’s possession concerning all current environmental Permits and material environmental liabilities associated with the Hazardous Materials Activities of Catalytica relating to any Catalytica Owned Premises or Catalytica Leased Premises including environmental audits and environmental assessments.

(f) Catalytica is not aware of any fact or circumstance, which could result in any environmental liability which could reasonably be expected to result in a Material Adverse Effect on Catalytica and its Subsidiaries taken as a whole. Neither Catalytica nor any of its Subsidiaries has entered into any agreement that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to liabilities arising out of Environmental Laws or the Hazardous Materials Activities of Catalytica or any of such Subsidiaries.

5.18 Suppliers and Customers.  Except as set forth in the Catalytica SEC Documents, Catalytica maintains good relations with all of its material suppliers and customers as well as with governments, partners, financing sources and other parties with whom Catalytica has significant relations, and no such party has canceled, terminated or made any threat to Catalytica to cancel or otherwise terminate its relationship with Catalytica or to materially decrease its services or supplies to Catalytica or its direct or indirect purchase or usage of the products or services of Catalytica.

5.19 Absence of Certain Business Practices.  Neither Catalytica, its Subsidiaries nor any other Affiliate or agent of Catalytica, or any other Person acting on behalf of or associated with Catalytica or its Subsidiaries, acting alone or together, has (a) received, directly or indirectly, any rebates, payments, commissions, promotional allowances or any other economic benefits, regardless of their nature or type, from any customer, supplier, employee or agent of any customer or supplier; or (b) directly or indirectly given or agreed to give any money, gift or similar benefit to any customer, supplier, employee or agent of any customer or supplier, any official or employee of any government (domestic or foreign), or any political party or candidate for office (domestic or foreign), or other Person who was, is or may be in a position to help or hinder the business of Catalytica or its Subsidiaries (or assist Catalytica or its Subsidiaries in connection with any actual or proposed transaction), in each case of (a) and (b) which (i) may subject Catalytica or its Subsidiaries to any damage or penalty in any civil, criminal or governmental litigation or proceeding, (ii) if not given in the past, may have had an adverse effect on the assets, business or operations of Catalytica or its Subsidiaries, or (iii) if not continued in the future, may adversely affect the assets, business or operations of Catalytica or its Subsidiaries.

5.20 Transactions With Affiliates.  Except as set forth in the Catalytica SEC Documents and except for normal advances to employees consistent with past practices, payment of compensation for employment and board services to employees and directors, respectively, in each case, consistent with past practices, and participation in scheduled Plans or Benefit Programs and Agreements by employees and directors, Catalytica has not purchased, acquired or leased any property or services from, or sold, transferred or leased any property or services to, or loaned or advanced any money to, or borrowed any money from, or entered into or been subject to any management, consulting or similar agreement with, or engaged in any other significant transaction with any officer, director or stockholder of Catalytica or any of their respective Affiliates. Except as set forth in the Catalytica SEC Documents, no Affiliate of Catalytica is indebted to Catalytica for money borrowed or other loans or advances, and Catalytica is not indebted to any such Affiliate.

5.21 Interim Operations of Holdings and Merger Sub.  Catalytica caused each of Holdings and Merger Sub to be formed solely for the purpose of engaging in the transactions contemplated hereby, and, prior to the Closing, Holdings and Merger Sub will be inactive and will have not engaged in any business activities and will conduct activities only as contemplated hereby.

5.22 Valid Issuance.  The shares of Holdings Common Stock to be issued pursuant to this Agreement will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable. In the event of the issuance of any Warrant Shares upon the exercise of the Warrants, such Warrant Shares will, when issued in accordance with the provisions of this Agreement and the Warrants, be validly issued, fully paid and nonassessable.

5.23 Labor Relations.  To the Knowledge of Catalytica, (i) no key executive employee of Catalytica or any of its Subsidiaries, and no group of Catalytica’s or any of its Subsidiaries’ employees, has any plans to terminate his or its employment, and (ii) Catalytica and its Subsidiaries have no material labor relations problems pending and their labor relations are satisfactory.

5.24 Brokers; Finder’s Fees.  Other than Howard Frazier Barker Elliott, Inc. (“HFBE”), Oxford Advisors and Hadley Partners, Incorporated, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Catalytica or any of its Subsidiaries who is entitled to any fee or commission from Catalytica or such Subsidiary in connection with the transactions contemplated by this Agreement.

5.25 Disclosure.  None of the information supplied or to be supplied by or on behalf of Catalytica, Merger Sub and Holdings for inclusion or incorporation by reference in the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of Catalytica, Merger Sub and Holdings for inclusion or incorporation by reference in the Proxy Statement/Prospectus, will, at the time the Proxy Statement/Prospectus is mailed to the stockholders of Catalytica, the time of the Catalytica Stockholders Meeting or as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, no representation or warranty is made by Catalytica, Merger Sub or Holdings with respect to statements made or incorporated by reference therein about Worsley or the Companies supplied by Worsley or the Companies for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement/Prospectus.

5.26 Rights Agreement.  As a result of the execution and delivery of this Agreement or any amendment hereto, Worsley and the Companies will not become an “Acquiring Person,” and no “Shares Acquisition Date” or “Distribution Date” (as such terms are defined in the Amended and Restated Preferred Stock Rights Agreement with Mellon Investor Services LLC, dated as of November 22, 2004, as the same has been amended from time to time (the “Rights Agreement”)) will occur, and the Rights Agreement will not be applicable to the execution and delivery of this Agreement or any amendment hereto. The Rights Agreement shall terminate, and the Rights shall expire, immediately prior to the Effective Time.

5.27 Opinion of Financial Advisor.  The Board of Directors of Catalytica has received the opinion of HFBE to the effect that, as of the date of such opinion, the Per Share Merger Consideration is fair, from a financial point of view, to the holders of Catalytica Common Stock, a copy of which opinion will be delivered to Worsley solely for informational purposes after receipt thereof by Catalytica.

5.28 Voting Requirements.  The affirmative vote of the holders of a majority of the outstanding shares of Catalytica Common Stock at the Catalytica Stockholders Meeting to adopt this Agreement is the only vote of the holders of any class or series of Catalytica’s capital stock necessary to approve and adopt this Agreement and the transactions contemplated hereby. The Board of Directors of Catalytica has duly and validly approved and has taken all corporate action required to be taken by Catalytica’s Board of Directors for the consummation of the transactions contemplated by this Agreement.

5.29 State Takeover Statutes.  The Board of Directors of Catalytica has approved this Agreement and the consummation of the Merger and the Contribution and the other transactions contemplated hereby and such approval constitutes approval of the Merger and the Contribution and the other transactions contemplated by this

Agreement by the Board of Directors of Catalytica under the provisions of Section 203 of the Corporation Law such that the restrictions of Section 203 of the Corporation Law do not apply to the Merger or the Contribution or the other transactions contemplated by this Agreement. To the Knowledge of Catalytica, no other state takeover statute is applicable to the Merger or the Contribution or the other transactions contemplated by this Agreement.

5.30 Catalytica Affiliates.  Section 5.31 of the Catalytica Disclosure Schedule sets forth a true, accurate and complete list of those Persons who may be deemed to be, in Catalytica’s reasonable judgment, affiliates of Catalytica within the meaning of Rule 145 promulgated under the Securities Act (each, a “Catalytica Affiliate”).

ARTICLE VI

OBLIGATIONS PRIOR TO CLOSING

From the date of this Agreement through the Closing:

6.1 Catalytica’s Access to Information and Properties.  Subject to applicable Legal Requirements, Worsley and the Companies shall permit Catalytica and its authorized employees, agents, accountants, legal counsel and other representatives to have reasonable access to the books, records, employees, counsel, accountants, engineers and other representatives of the Companies during business hours for the purpose of conducting an investigation of the Companies’ financial condition, corporate status, operations, prospects, business and the Companies’ Properties. Subject to applicable Legal Requirements, Worsley and the Companies shall make available to Catalytica for examination and reproduction all documents and data of every kind and character relating to the Companies in possession or control of, or subject to reasonable access by, the Companies and/or Worsley, including, without limitation, all files, records, data and information relating to the Properties (whether stored in paper, magnetic or other storage media) and all agreements, instruments, contracts, assignments, certificates, orders, and amendments thereto. Worsley and the Companies shall allow Catalytica access to, and the right to inspect, the Companies’ Properties, except to the extent that such Properties are operated by a third-party operator, in which case the Worsley and the Companies shall use their commercially reasonable efforts to cause the operator of such Properties to allow Catalytica access to, and the right to inspect, such Properties, including for the purpose of performing such environmental tests and investigations as Catalytica shall deem prudent. In the event that applicable Legal Requirements prohibit Worsley and/or the Companies from disclosing or otherwise making available to Catalytica documents, information or other data relating to Worsley and/or the Companies as contemplated by this Section 6.1, then Worsley and the Companies shall notify Catalytica of such fact and shall provide Catalytica with a summary or description of such information to the extent, and only to the extent, permitted by such Legal Requirements.

6.2 Worsley and the Companies’ Access to Information and Properties.  Subject to applicable Legal Requirements, Catalytica shall permit Worsley and the Companies and their authorized employees, agents, accountants, legal counsel and other representatives to have reasonable access to the books, records, employees, counsel, accountants, engineers and other representatives of Catalytica during business hours for the purpose of conducting an investigation of Catalytica’s financial condition, corporate status, operations, prospects, business and Catalytica’s Properties. Subject to applicable Legal Requirements, Catalytica shall make available to Worsley and the Companies for examination and reproduction all documents and data of every kind and character relating to Catalytica in possession or control of, or subject to reasonable access by, Catalytica, including, without limitation, all files, records, data and information relating to Catalytica’s Properties (whether stored in paper, magnetic or other storage media) and all agreements, instruments, contracts, assignments, certificates, orders, and amendments thereto. Catalytica shall allow Worsley and the Companies access to, and the right to inspect, Catalytica’s Properties, except to the extent that such Properties are operated by a third-party operator, in which case Catalytica shall use its commercially reasonable efforts to cause the operator of such Properties to allow Worsley and the Companies access to, and the right to inspect, such Properties, including for the purpose of performing such environmental tests and investigations as Worsley and the Companies shall deem prudent. In the event that applicable Legal Requirements prohibit Catalytica from disclosing or otherwise making available to Worsley or the Companies documents, information or other data relating to Catalytica as contemplated by this Section 6.2, then Catalytica shall notify Worsley and the Companies of such fact and shall provide Worsley and the Companies with a summary or description of such information to the extent, and only to the extent, permitted by such Legal Requirements.

6.3 Companies’ Conduct of Business and Operations.  During the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Effective Time, each of the Companies shall, and Worsley shall cause the Companies to, except as permitted by the terms of this Agreement or as consented to by Catalytica in writing, (a) conduct its business in the ordinary course consistent with the Project Budget, Project Documents and past practice, (b) use commercially reasonable efforts to keep available the services of present executive officers and employees, (c) maintain and operate its Properties in a good and workmanlike manner, (d) pay or cause to be paid all Taxes, costs and expenses (including insurance premiums) incurred in connection therewith in a timely manner, (e) use commercially reasonable efforts to keep all Contracts listed or required to be listed on Section 4.12 of the Companies and Worsley Disclosure Schedule in full force and effect, (f) comply with all of the covenants contained in all such material Contracts, (g) use commercially reasonable efforts to preserve intact its present business organization, (h) use commercially reasonable efforts to maintain in force until the Closing Date insurance policies (subject to the provisions of Section 6.8) equivalent to those in effect on the date hereof, and (i) comply in all material respects with all applicable Legal Requirements. Except as otherwise contemplated in this Agreement, the Companies and Worsley will use their commercially reasonable efforts to preserve their present relationships with customers, suppliers, licensors, licensees and others with which they have business dealings.

6.4 Catalytica’s Conduct of Business and Operations.  During the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Effective Time, Catalytica shall, except as permitted by the terms of this Agreement or as consented to by R. Worsley in writing, (a) conduct its business in the ordinary course consistent with past practice, (b) use commercially reasonable efforts to keep available the services of present executive officers and employees, (c) maintain and operate its properties in a good and workmanlike manner, (d) pay or cause to be paid all Taxes, costs and expenses (including insurance premiums) incurred in connection therewith in a timely manner, (e) use commercially reasonable efforts to keep all material Contracts in full force and effect, (f) comply with all of the covenants contained in all such material Contracts, (g) use commercially reasonable efforts to preserve intact its present business organization, (h) use commercially reasonable efforts to maintain in force until the Closing Date insurance policies (subject to the provisions of Section 6.8) equivalent to those in effect on the date hereof, and (i) comply in all material respects with all applicable Legal Requirements. Except as otherwise contemplated in this Agreement, Catalytica will use its commercially reasonable efforts to preserve its present relationships with customers, suppliers, licensors, licensees and others with which it has business dealings.

6.5 Business Restrictions.  Without limiting the generality of Section 6.3 and Section 6.4 above and except as permitted by the terms of this Agreement or as provided in Section 6.5 of the Companies and Worsley Disclosure Schedule or Section 6.5 of the Catalytica Disclosure Schedule, as the case may be, neither of the Companies nor Catalytica shall, and Worsley shall cause the Companies not to, do any of the following, except with the written consent of the other Party, as the case may be:

(i) Issue, deliver, sell, authorize, pledge or otherwise encumber any shares of capital stock or membership interests or other securities, or grant, or enter into any agreement to grant, any options, convertible rights, other rights, warrants, calls or agreements relating to such Party’s capital stock or membership interests, other than (A) issuances of Catalytica Common Stock upon the exercise of options, warrants or other rights to purchase Catalytica Common Stock existing on the date hereof in accordance with their present terms, and (B) issuances of shares of Catalytica Common Stock to participants in the Catalytica Employee Stock Purchase Plan (as hereinafter defined) pursuant to the terms thereof; or

(ii) split, combine or reclassify any shares of its capital stock, or declare, set aside or pay any dividends, or make any distributions or other payments in respect of its equity securities or membership interests, or repurchase, redeem or otherwise acquire any such securities or interests other than (A) any such transaction by a wholly-owned Subsidiary of it that remains a wholly-owned Subsidiary of it after consummation of such transaction and (B) repurchases from service providers following termination pursuant to the terms of pre-existing stock option or purchase agreements; or

(iii) enter into, amend or modify in a manner adverse to Catalytica or the Companies, as the case may be, or terminate, any material agreement, or waive, release or assign any material rights or claims thereunder, in each case in a manner adverse to Catalytica or the Companies, as the case may be, other than in the ordinary course of business consistent with past practice (and in the case of the Companies, consistent with the Project Budget and the Project Documents; or

(iv) create, incur, assume, guaranty or otherwise become liable or obligated with respect to any indebtedness for borrowed money, or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities, or make any loan or advance to, or any investment in, any Person, other than (A) in the case of Catalytica, loans or investments by it or a wholly-owned Subsidiary of it to or in it or any wholly-owned Subsidiary of it and (B) employee loans or advances for travel and entertainment expenses made in the ordinary course of business consistent with past practice (and in the case of the Companies, consistent with the Project Budget and the Project Documents); or

(v) acquire or agree to acquire by merging or consolidating with, or by purchasing any equity or voting interest in or a portion of the assets of, or by any other manner, any business or any Person or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of Catalytica or the Companies, as the case may be; or

(vi) sell, lease, license, encumber or otherwise dispose of any properties or assets except the sale, lease, license or disposition of property and assets in the ordinary course of business consistent with past practice (and in the case of the Companies, consistent with the Project Budget and the Project Documents), in each case, which are not material, individually or in the aggregate, to the business of Catalytica or the Companies, as the case may be; or

(vii) except pursuant to applicable law, written agreements outstanding, or policies existing on the date hereof and as previously or concurrently disclosed in writing or made available to the other Parties, (A) increase in any manner the amount of compensation or fringe benefits of, pay any bonus to or grant any severance or termination pay (in cash or equity) to any officer, employee, member or director (other than immaterial increases in the ordinary course of business consistent with past practice (and in the case of the Companies, consistent with the Project Budget and the Project Documents)), (B) make any increase in or commitment to increase the benefits or expand the eligibility under any benefit plan (including any severance plan), adopt or amend or make any commitment to adopt or amend any Company Benefit Plan or Catalytica Benefit Plan, as the case may be, or make any contribution, other than regularly scheduled contributions, to any Company Benefit Plan or Catalytica Benefit Plan, as the case may be, (C) waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans, (D) enter into any employment, severance, termination or indemnification agreement with any employee or enter into any collective bargaining agreement, (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice (and in the case of the Companies, consistent with the Project Budget and the Project Documents) with employees who are terminable “at will,” provided that the total compensation under any such offer letter or letter agreement does not exceed $80,000), (E) grant any stock appreciation right, phantom stock award, stock-related award or performance award (whether payable in cash, shares or otherwise) to any Person (including any employee), or (F) enter into any agreement with any employee the benefits of which are (in whole or in part) contingent or the terms of which are materially altered upon the occurrence of a transaction involving Catalytica or the Companies, as the case may be, of the nature contemplated hereby; provided, however, that nothing herein shall be construed as prohibiting Catalytica from performing any of the actions described in clauses (A) and (B) of Section 6.5(i); or

(viii) (A) transfer or license to any Person or otherwise extend, amend or modify any material rights to any Catalytica Intangible Rights or Company Intangible Rights, as applicable, or enter into any agreements to transfer or license to any Person future patent rights, other than in the ordinary course of business consistent with past practices (and in the case of the Companies, consistent with the Project Budget and the Project Documents), or (B) enter into any agreement or commitment the effect of which would be to grant to any Person following the Merger any actual or potential right of license to any intellectual property owned at the Effective Time by Catalytica (or any of it Subsidiaries) or the Companies, as the case may be; or

(ix) amend its charter or bylaws or operating agreement, as applicable, except as contemplated hereby; or

(x) enter into any new line of business; or

(xi) into any agreement, agreement in principle, letter of intent, memorandum of understanding or similar agreement with respect to any material joint venture, strategic partnership or alliance; or

(xii) except as required by GAAP or the SEC, materially revalue its assets or make any material change in its methods or principles of accounting; or

(xiii) except as required by applicable law, make or change any Tax election or adopt or change any accounting method in respect of Taxes that, individually or in the aggregate, is reasonably likely to adversely affect in any material respect the Tax liability or Tax attributes of Catalytica or the Companies, as the case may be, settle or compromise any material Tax liability or consent to any extension or waiver of any limitation period with respect to Taxes; or

(xiv) (A) pay, discharge, settle or satisfy any claims or litigation (whether or not commenced prior to the date of this Agreement) other than the payment, discharge, settlement or satisfaction for money, of claims or litigation (x) in the ordinary course of business consistent with past practice (and in the case of the Companies, consistent with the Project Budget and the Project Documents) or in amounts not in excess of $25,000 individually or $100,000 in the aggregate, or (y) to the extent subject to reserves on the Catalytica Financial Statements or Company Financial Statements, as the case may be, existing as of the date hereof in accordance with GAAP, or (B) waive the benefits of, agree to modify in any manner, terminate, release any Person from or knowingly fail to enforce any confidentiality or similar agreement to which Catalytica (or any of its Subsidiaries) or the Companies, as the case may be, is a party or of which any of them is a beneficiary; or

(xv) enter into or renew any Contract containing, or otherwise subjecting Catalytica, the Companies or Holdings, as the case may be, to any non-competition, exclusivity or other material restrictions on the operation of their respective businesses; or

(xvi) make any capital expenditure beyond those contained in the Catalytica capital expenditure budget or the Companies’ capital expenditure budget, as the case may be, which budgets are set forth in Section 6.5(xvi) of the Catalytica Disclosure Schedule and Section 6.5(xvi) of the Companies and Worsley Disclosure Schedule, respectively, or outside the ordinary course of business consistent with past practice (and in the case of the Companies, consistent with the Project Budget and the Project Documents); or

(xvii) enter into any Contract reasonably likely to require (A) Catalytica or any of its Subsidiaries to pay any Person in excess of an aggregate of $50,000 (other than, with respect to SCR-Tech, LLC, Contracts concerning cleaning and regeneration of selective catalytic reduction catalysts with utility or independent power producers) or (B) the Companies to pay any Person in excess of an aggregate of $25,000; or

(xviii) agree in writing or otherwise to take any of the actions described in clauses (i) through (xvii) above.

6.6 Notice Regarding Changes.  The Companies and Worsley shall promptly inform Catalytica in writing of any change in facts and circumstances that could render any of the representations and warranties made herein by the Companies and Worsley inaccurate, or the breach of any covenant contained herein, in each case such that the condition set forth in Section 7.3(b) would not be satisfied. Catalytica shall promptly inform the Companies and Worsley in writing of any change in facts and circumstances that could render any of the representations and warranties made herein by it inaccurate, or the breach of any covenant contained herein, in each case such that the condition set forth in Section 7.2(b) would not be satisfied.

6.7 Ensure Conditions Met.  Subject to the terms and conditions of this Agreement, each Party shall use commercially reasonable efforts to take or cause to be taken all actions and do or cause to be done all things required under applicable Legal Requirements in order to consummate the transactions contemplated hereby, including (i) obtaining all Permits, authorizations, consents and approvals of any Governmental Authority or other Person which are required for or in connection with the consummation of the transactions contemplated hereby and by the Collateral Agreements, including with respect to the Hart-Scott-Rodino Antitrust Improvements Act, if applicable,

(ii) taking any and all reasonable actions necessary to satisfy all of the conditions to each Party’s obligations hereunder as set forth in Article VII, and (iii) executing and delivering all agreements and documents required by the terms hereof to be executed and delivered by such Party on or prior to the Closing.

6.8 Termination of Insurance Policies; Key Man Insurance.

(a) The Companies shall, and Worsley shall cause the Companies to, take all actions necessary or appropriate to cause any and all insurance coverage currently carried by or for the benefit of the Companies to remain in full force and effect; provided, however, that the Companies and Worsley shall cooperate with Catalytica to cause termination as of the Closing Date of the insurance coverage identified in writing for this purpose by Catalytica to the Companies and the Companies shall, and Worsley shall cause the Companies to, take all actions necessary to discharge any and all liabilities or obligations of the Companies arising with respect to any such coverage that is to be terminated hereunder.

(b) The Parties shall use commercially reasonable efforts to obtain a key man insurance policy on R. Worsley in the coverage amount of Five Million Dollars ($5,000,000) on commercially reasonable terms, naming Holdings as the insured in such policy.

6.9 Employee Benefit Matters.  The Companies shall, and Worsley shall cause the Companies to, take all actions necessary or appropriate to cause each Plan or Benefit Program or Agreement in effect on the date of this Agreement to remain in full force and effect; provided, however, that to the extent requested in writing by Catalytica, the Companies shall, and Worsley shall cause the Companies to, effective as of the Closing Date, terminate and cease to sponsor, maintain or contribute to any Plan or Benefit Program or Agreement specified by Catalytica in such written request.

6.10 Public Announcement.  The Parties agree to consult with each other before issuing any press release or making any public statement with respect to the Contribution, the Merger, this Agreement or the other transactions contemplated hereby and will not issue any such press release or make any such public statement without the prior consent of the other Parties, except as may be required by applicable Legal Requirements or any listing agreement with NASDAQ or any other applicable national or regional securities exchange or market. The parties have agreed on the form of the mutual press release to announce the transactions contemplated hereby.

6.11 Preparation of the Registration Statement.  As soon as reasonably practicable following the date of this Agreement, (a) Catalytica, Holdings, Worsley and the Companies shall prepare and file with the SEC (as part of the Registration Statement) the Proxy Statement/Prospectus relating to the stockholder Meeting of Catalytica and the issuance of Holdings Common Stock in the Merger and the Contribution, and (b) Holdings will prepare and file with the SEC the Registration Statement in which the Proxy Statement/Prospectus will be included as a prospectus in connection with the registration under the Securities Act of the shares of Holdings Common Stock to be issued in connection with the Merger and the Contribution. Each of Catalytica, Holdings, Worsley and the Companies shall provide promptly to the other such information concerning its business affairs and financial statements as, in the reasonable judgment of the providing party or its counsel, may be required or appropriate for inclusion in the Proxy Statement/Prospectus and the Registration Statement pursuant to this Section 6.11, or in any amendments or supplements thereto, and to cause its counsel and auditors to cooperate with the other’s counsel and auditors in the preparation of the Proxy Statement/Prospectus and the Registration Statement. Each of Catalytica, Holdings, Worsley and the Companies will respond to any comments from the SEC, will use all reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger, the Contribution and the other transactions contemplated hereby. Each of Catalytica, Holdings, Worsley and the Companies will notify the other promptly upon the receipt of any comments from the SEC or its staff in connection with the filing of, or amendments or supplements to, the Registration Statement and/or the Proxy Statement/Prospectus. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement/Prospectus or the Registration Statement, Catalytica, Holdings, Worsley or the Companies, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff, and/or mailing to stockholders of Catalytica or to Worsley, such amendment or supplement. Each of Holdings, Catalytica, Worsley and the Companies shall cooperate and provide the other (and its counsel) with a reasonable opportunity to review and comment on any amendment or supplement to the Registration Statement and Prospect/Proxy Statement prior to filing such with the SEC. Catalytica and Holdings will cause the Proxy Statement/Prospectus to be mailed to its stockholders at the earliest practicable time after the Registration Statement is declared effective by the SEC. Holdings shall also use all reasonable efforts to take any action required to be taken by it under any applicable state securities laws in connection with the issuance of Holdings Common Stock in the Merger and the Contribution, and Worsley the Companies shall furnish any information concerning Worsley and the Companies as may be reasonably requested in connection with any such action.

6.12 Stockholders Meeting.

(a) Catalytica shall cause a meeting of its stockholders (the “Catalytica Stockholders Meeting”) to be duly called and held as soon as reasonably practicable following the execution and delivery of this Agreement and the Registration Statement having been declared effective by the SEC. Subject to Section 6.13 and to its fiduciary duties, the Board of Directors of Catalytica will (i) recommend approval of the Catalytica Stockholder Approval (the “Board Recommendation”) and (ii) use commercially reasonable efforts to obtain the Catalytica Stockholder Approval.

(b) Notwithstanding anything contained in Section 6.12(a) hereof to the contrary, the Board of Directors of Catalytica may, if it determines in good faith, after consultation with outside legal counsel, that the failure to do so would be reasonably likely to result in a breach of its fiduciary duties to the stockholders of Catalytica, (i) withdraw, modify or change its recommendation or approval in respect of this Agreement or the transactions contemplated hereby in a manner adverse to Worsley or the Companies (a “Recommendation Withdrawal”), or (ii) approve, endorse or recommend any Catalytica Takeover Proposal other than the transactions contemplated hereby, including the Merger and Contribution (an “Acquisition Recommendation Withdrawal” and collectively with a Recommendation Withdrawal, a “Withdrawal”); provided, however, that the foregoing action may only be taken in response to or in relation to a Catalytica Takeover Proposal (other than this Agreement) not solicited in violation of, and made in accordance with the terms of, Section 6.13.

(c) Notwithstanding anything contained in Section 6.12(a) or Section 6.12(b) hereof to the contrary, the Board of Directors of Catalytica may, if it determines in good faith, after consultation with outside legal counsel, that it is required to do so in the exercise of its fiduciary duties to the stockholders of Catalytica, effect a Recommendation Withdrawal; provided, however, that the foregoing action may only be taken as a result of the occurrence of a material unforeseen change.

6.13 Catalytica Solicitation.

(a) Notwithstanding any other provision of this Agreement to the contrary, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (EST) on the date that is thirty (30) days from date of this Agreement (the “No-Shop Period Start Date”), Catalytica and its Representatives may directly or indirectly: (i) initiate, solicit or encourage the submission of Catalytica Takeover Proposals (as hereinafter defined) from one or more Persons, including by way of providing access to non-public information pursuant to the prior execution of a customary confidentiality agreement with any such Person that is not less restrictive of the other party than the confidentiality obligations of Worsley and the Companies under Section 11.5 hereof; provided, that Catalytica shall promptly provide to Worsley and the Companies any non-public information concerning Catalytica or any of its Subsidiaries that is provided to any such Person or its Representatives which was not previously provided to Worsley and the Companies; and (ii) participate in discussions or negotiations regarding, and take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, a Catalytica Takeover Proposal.

(b) Subject to Section 6.13(c) and Section 6.13(d), from the No-Shop Period Start Date until the earlier of the Effective Time or the date this Agreement is terminated pursuant to Article VIII, none of Catalytica, Catalytica’s Subsidiaries nor any of their respective Representatives will (i) initiate, solicit or knowingly encourage (it being understood that providing non-public information in the ordinary course of business will not, in and of itself, constitute encouragement hereunder) the submission of any inquiries, proposals or offers or knowingly make any other efforts or attempts that constitute, or would reasonably be expected to lead to, any Catalytica Takeover Proposal, or engage in any discussions or negotiations with respect thereto or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations, (ii) approve or recommend, or publicly propose to approve or recommend, a Catalytica Takeover Proposal, (iii) enter into any merger agreement, letter of intent or other agreement providing for or relating to a Catalytica Takeover Proposal, (iv) enter into any agreement requiring Catalytica to abandon, terminate or fail to consummate the transactions contemplated by this Agreement, or (v) propose or agree to do any of the foregoing (provided that this clause (v) will not affect Catalytica’s right to negotiate with a Person in respect of a Catalytica Takeover Proposal or Catalytica Superior Proposal in compliance with this Section 6.13(b) or Section 6.13(c)). Subject to Section 6.13(c), on the No-Shop Period Start Date, Catalytica shall immediately cease and cause to be terminated any activities that would otherwise be a violation of this Section 6.13(b) conducted theretofore by Catalytica or its Representatives with respect to any Catalytica Takeover Proposal; provided, however, that notwithstanding the foregoing, Catalytica may continue discussions or negotiations with any Person that has made a Catalytica Takeover Proposal on or prior to the No-Shop Period Start Date or with whom Catalytica is having ongoing discussions or negotiations as of the No-Shop Period Start Date regarding a possible Catalytica Takeover Proposal if in each case Catalytica’s Board of Directors determines in good faith that as a result of continuing such discussions and negotiations such Person could be reasonably expected to make a Catalytica Takeover Proposal that would be a Catalytica Superior Proposal. With respect to parties with whom discussions or negotiations have been terminated on or prior to the No-Shop Period Start Date, Catalytica shall use its commercially reasonable efforts to require such parties to promptly return or destroy in accordance with the terms of the applicable confidentiality agreement any confidential information previously furnished by Catalytica.

(c) Without limiting the provisions of Section 6.13(a), and notwithstanding anything to the contrary contained in Section 6.13(b), if at any time following the date of this Agreement and prior to obtaining the Catalytica Stockholder Approval, (i) Catalytica receives a bona fide written Catalytica Takeover Proposal not solicited in violation of Section 6.13(b), and (ii) the Board of Directors determines in good faith, after consultation with its independent financial advisor (it being understood that the independence of any financial advisor for any purpose hereunder will be determined in the good faith judgment of the Board of Directors), if any, and outside counsel, that such Catalytica Takeover Proposal is or is reasonably likely to lead to a Catalytica Superior Proposal, then Catalytica may (x) furnish information with respect to Catalytica and its Subsidiaries to the Person making such Catalytica Takeover Proposal (subject to the execution of customary confidentiality agreement with any that is not less restrictive of the other party than the confidentiality obligations of Worsley and the Companies under Section 11.5 hereof), and (y) participate in discussions or negotiations with the Person making such Catalytica Takeover Proposal regarding such Catalytica Takeover Proposal; provided, Catalytica will promptly provide to Worsley and the Companies any non-public information that is provided to a third party concerning Catalytica or its Subsidiaries not previously provided to Worsley and the Companies. Catalytica shall promptly (and in any event within two (2) business days) notify Worsley and the Companies in the event it receives a Catalytica Takeover Proposal, including the material terms and conditions thereof, and shall keep Worsley and the Companies reasonably apprised as to the status and any material developments, discussions and negotiations concerning the same. Without limiting the foregoing, Catalytica will promptly (within two (2) business days) notify Worsley and the Companies orally and in writing if it determines to begin providing information or to engage in negotiations concerning a Catalytica Takeover Proposal.

(d) Notwithstanding anything in this Agreement to the contrary, at any time prior to obtaining the Catalytica Stockholder Approval, if Catalytica receives a bona fide written Catalytica Takeover Proposal (other than an SCR-Tech Acquisition Proposal (as hereinafter defined)) in compliance with Sections 6.13(b) and 6.13(c) which the Board of Directors determines in good faith (after consultation with its independent financial advisor, if any, and outside counsel) is a Catalytica Superior Proposal (after giving effect to all of the adjustments which may be definitively offered by Worsley and the Companies pursuant to clause (ii) below) and determines in good faith (after consultation with its outside counsel) that the failure to take such action would reasonably be expected to be a breach of its fiduciary duties to its stockholders under applicable Legal Requirements, the Board of Directors may (x) effect a Withdrawal, and/or (y) terminate this Agreement to enter into a definitive agreement with respect to such Catalytica Superior Proposal; provided, however, that the Board of Directors may not effect a Withdrawal pursuant to clause (x) or terminate the Agreement pursuant to clause (y), in each case unless:

(i) Catalytica shall have provided prior written notice to Worsley and the Companies at least three (3) business days in advance, of its intention to effect a Withdrawal or terminate this Agreement in response to such Catalytica Superior Proposal, which notice shall specify the terms and conditions of any such Catalytica Superior Proposal (including the identity of the party making such Catalytica Superior Proposal), and shall have contemporaneously provided a copy of the relevant proposed transaction agreements with the party making such Catalytica Superior Proposal; and

(ii) prior to effecting such Withdrawal or terminating this Agreement, Catalytica shall, and shall cause its financial advisors and outside counsel to, during such notice period, negotiate with Worsley and the Companies in good faith (to the extent Worsley and the Companies desire to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Catalytica Takeover Proposal would cease to constitute (in the judgment of the Board of Directors of Catalytica) a Catalytica Superior Proposal.

Notwithstanding anything to the contrary herein, Catalytica shall not be entitled to enter into any agreement (other than a customary confidentiality agreement) with respect to a Catalytica Superior Proposal unless this Agreement has been or is concurrently terminated by its terms pursuant to Section 8.1(g) and Catalytica has concurrently paid to Worsley and the Companies the termination fee payable pursuant to Section 8.3(b).

(e) Notwithstanding anything in this Agreement to the contrary, at any time prior to obtaining the Catalytica Stockholder Approval, if Catalytica receives a bona fide written SCR-Tech Acquisition Proposal not solicited in violation of Sections 6.13(b) and 6.13(c) which the Board of Directors determines in good faith (after consultation with its independent financial advisor, if any, and outside counsel) is an SCR-Tech Superior Proposal, Catalytica may enter into a definitive agreement with respect to such SCR-Tech Superior Proposal, and may sell the interests or assets of SCR-Tech (as hereinafter defined) in accordance with such definitive agreement, either before or after Closing. To the extent that the net proceeds of such sale, after deducting all legal, accounting and investment banking fees and other direct costs incurred by Catalytica in connection therewith, exceed the amount set forth on Schedule 6.13(e), then in such event, at the election of Catalytica, (i) such excess net proceeds shall be paid as a special dividend to the holders of Catalytica Common Stock as of immediately prior to the Effective Time, (ii) such excess net proceeds shall be paid in cash to the holders of Catalytica Common Stock immediately prior to the Effective Time in connection with the Merger, or (iii) the number of Contribution Shares shall be reduced such that the percentage of Contribution Shares relative to all shares of Holdings Common Stock to be outstanding immediately following the Closing is reduced at the rate of 0.8% per million of excess net proceeds (with any amounts less than one million to be reduced on a pro rata basis). In the event of a transaction that occurs after the Closing for which an adjustment is to be made pursuant to Section 6.13(e)(iii), Worsley shall deliver to Catalytica such number of shares as is determined in accordance with such Section 6.13(e)(iii). For purposes of this Section 6.13(e), any net proceeds resulting from a sale of the interests or assets of SCR-Tech shall be reduced in an amount, if any, by which the SCR-Tech Net Working Capital exceeds $0. For purposes of this Agreement, “SCR-Tech Net Working Capital” shall mean the excess, if any, of the current assets of SCR-Tech over the current liabilities of SCR-Tech, as determined in accordance with GAAP.

(f) Catalytica agrees that (i) any violations of the restrictions set forth in Section 6.13(b) by any director or officer (as defined in 16a-1(f) of the Exchange Act) of Catalytica or any of its Subsidiaries, shall be deemed to be a breach of Section 6.13(b) by Catalytica, and (ii) it shall not authorize or direct any of its other Representatives to take any action prohibited by Section 6.13(b).

(g) Nothing contained in this Section 6.13 shall prohibit Catalytica from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act or (ii) making any required disclosure to Catalytica’s stockholders if, in the good faith judgment of the Board of Directors, after consultation with and receipt of advice from its outside counsel, failure to disclose such information would reasonably be expected to violate its obligations under applicable Legal Requirements; provided, however, any such disclosure (other than a “stop, look and listen” letter or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be a Withdrawal unless the Board of Directors of Catalytica expressly publicly reaffirms the Board Recommendation on or prior to the date by which Catalytica must advise its stockholders of the position it is taking under Rule 14d-9(f) of the Exchange Act.

(h) For purposes of this Agreement, the following terms have the meanings assigned below:

(i) “Catalytica Takeover Proposal” means any inquiry, proposal or offer from any Person or group of Persons other than Worsley and the Companies or their Affiliates relating to any direct or indirect acquisition or purchase of a business that constitutes 15% or more of the net revenues, net income or assets of Catalytica and its Subsidiaries, taken as a whole, or 15% or more of any class or series of securities of Catalytica (or any Subsidiary or Subsidiaries of Catalytica whose business constitutes 15% or more of the net revenues, net income or assets of Catalytica and its Subsidiaries, taken as a whole), any tender offer or exchange offer that if consummated would result in any Person or group of Persons beneficially owning 15% or more of any class or series of capital stock of Catalytica, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Catalytica (or any Subsidiary or Subsidiaries of Catalytica whose business constitutes 15% or more of the net revenues, net income or assets of Catalytica and its Subsidiaries, taken as a whole).

(ii) “Catalytica Superior Proposal” means a bona fide Catalytica Takeover Proposal (except that references to 15% will be deemed to be references to “more than 50%”) made in writing that is on terms that the Board of Directors of Catalytica determines in good faith (after receiving advice from its independent financial advisor, if any), taking into account, among other things, all legal, financial (including tax consequences and the effect of any termination fee payable), timing, likelihood of completion (taking into account all approvals and consents required from Governmental Authorities, third parties and stockholders), any financing conditions or contingencies, and other aspects of the Catalytica Takeover Proposal and the third party making the Catalytica Takeover Proposal, is more favorable to Catalytica’s stockholders than the transactions contemplated by this Agreement, as amended from time to time.

(iii) “SCR-Tech Acquisition Proposal” means any inquiry, proposal or offer from any Person or group of Persons other than Worsley and the Companies or their Affiliates relating to any direct or indirect acquisition of all or substantially all of the interests or assets of SCR-Tech. “SCR-Tech” means SCR-Tech, LLC, a North Carolina limited liability company and indirect wholly owned subsidiary of Catalytica, together with CESI-Tech Technologies, Inc. or its assets applicable to SCR-Tech, LLC, and CESI-SCR, Inc., the parent entity of SCR-Tech, LLC.

(iv) “SCR-Tech Superior Proposal” means a bona fide SCR-Tech Acquisition Proposal made in writing with net proceeds that exceed the value set forth on Schedule 6.13(e). If the consideration in such SCR-Tech Acquisition Proposal is a publicly-traded security, the value of the consideration shall be based on the average closing price of such security for the ten trading days prior to the execution of the agreement for such SCR-Tech Acquisition Proposal. If the consideration consists of securities that are not publicly traded or other assets, such amount shall be determined in good faith by the Board of Directors of Catalytica.

(i)

(i) Notwithstanding anything to the contrary in this Agreement, any shares of Catalytica Common Stock held by a holder who has properly demanded and not effectively withdrawn or lost such holder’s appraisal or dissenters’ rights for such shares under the Corporation Law, to the extent such rights apply (collectively, the “Dissenting Shares”), shall not be converted into or represent a right to receive the special dividend or cash payment for such shares pursuant to Section 6.13(e)(i) and Section 6.13(e)(ii), respectively, but the holder thereof shall only be entitled to such rights as are provided by the Corporation Law, if and to the extent applicable.

(ii) Notwithstanding the provisions of Section 6.13(i)(i) hereof, if any holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) such holder’s appraisal or dissenters’ rights with respect to such shares under the Corporation Law, if applicable, then, as of the later of (i) immediately prior to the Effective Time and (ii) the occurrence of such event, such shares shall automatically be converted into and represent only the right to receive (in addition to the consideration payable pursuant to Article II hereof) the special dividend or cash payment pursuant to Section 6.13(e)(i) and Section 6.13(e)(ii), respectively, as the case may be, for such shares, subject to the provisions of this Agreement, upon surrender of the Certificate(s) formerly representing such shares.

(iii) Catalytica shall deliver such notices and take such other actions as are required prior to the Closing to comply with the provisions of Section 262 of the Corporation Law, if applicable, with respect to appraisal rights.

6.14 Companies Solicitation.

(a) Until the earlier of the Effective Time or the date this Agreement is terminated pursuant to Article VIII, none of Worsley, the Companies, the Companies’ Subsidiaries nor any of their respective Representatives will (i) initiate, solicit or knowingly encourage (it being understood that providing non-public information in the ordinary course of business will not, in and of itself, constitute encouragement hereunder) the submission of any inquiries, proposals or offers or knowingly make any other efforts or attempts that constitute, or would reasonably be expected to lead to, any Companies Takeover Proposal, or engage in any discussions or negotiations with respect thereto or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations, (ii) approve or recommend, or publicly propose to approve or recommend, a Companies Takeover Proposal, (iii) enter into any merger agreement, letter of intent or other agreement providing for or relating to a Companies Takeover Proposal, (iv) enter into any agreement requiring Worsley or the Companies to abandon, terminate or fail to consummate the transactions contemplated by this Agreement, or (v) propose or agree to do any of the foregoing. Worsley and the Companies shall immediately cease and cause to be terminated any activities that would otherwise be a violation of this Section 6.14(a) conducted theretofore by Worsley, the Companies or their respective Representatives with respect to any Companies Takeover Proposal. With respect to parties with whom discussions or negotiations have been terminated on or prior to the date hereof, Worsley and the Companies shall use their commercially reasonable efforts to require such parties to promptly return or destroy in accordance with the terms of the applicable confidentiality agreement any confidential information previously furnished by Worsley and the Companies.

(b) Worsley and the Companies agree that any violations of the restrictions set forth in Section 6.14(a) by any Representative of Worsley and the Companies or any of their respective Subsidiaries, shall be deemed to be a breach of Section 6.14(a) by Worsley and the Companies.

6.15 Consents.  Catalytica, Worsley and the Companies shall use their commercially reasonable efforts to obtain all material consents of third parties (which, in any event, shall include the required consents identified on Section 4.4 of the Companies and Worsley Disclosure Schedule and Section 5.4 of the Catalytica Disclosure Schedule) and Governmental Authorities, and to make all governmental filings, necessary to the consummation of the transactions contemplated by this Agreement.

6.16 NASDAQ Listing; Exchange Act Registration.  As soon as practicable after the date hereof, Catalytica shall prepare and submit such notices or filings as may be required by NASDAQ to effect the listing of the shares of Holdings Common Stock on the NASDAQ Global Market (or, if the NASDAQ Global Market is not available or Holdings cannot through the exercise of commercially reasonable efforts meet the listing requirements therefor, then the NASDAQ Capital Market) in substitution of the shares of Catalytica Common Stock as of the Effective Time, and shall use commercially reasonable efforts to cause such shares of Holdings Common Stock to be approved for listing on the NASDAQ Global Market or the NASDAQ Capital Market, as applicable, subject to official notice of issuance.

6.17 Catalytica and Company Affiliates; Restrictive Legend.

(a) Catalytica will provide the Companies with such information and documents as the Companies reasonably request for purposes of reviewing the list of Catalytica Affiliates included in the Catalytica Disclosure Schedule. Catalytica will use commercially reasonable efforts to deliver or cause to be delivered to the Companies, as promptly as practicable on or following the date hereof, from each Catalytica Affiliate who receives Holdings Common Stock in connection with the Merger an executed affiliate agreement pursuant to which such affiliate shall agree to be bound by the provisions of Rule 145 promulgated under the Securities Act, in the form provided by Catalytica.

(b) The Companies will provide Catalytica with such information and documents as Catalytica reasonably requests for purposes of reviewing the list of Company Affiliates included in the Companies and Worsley Disclosure Schedule. The Companies will use commercially reasonable efforts to deliver or cause to be delivered to Catalytica, as promptly as practicable on or following the date hereof, from each Company Affiliate an executed affiliate agreement pursuant to which such affiliate shall agree to be bound by the provisions of Rule 145 promulgated under the Securities Act, in the form provided by Catalytica.

(c) Holdings will give stop transfer instructions to its transfer agent with respect to any Holdings Common Stock received pursuant to the Merger by any Catalytica Affiliate and Company Affiliate and there will be placed on the certificates representing such Holdings Common Stock, or any substitutions therefor, a legend stating in substance that the shares were issued in a transaction to which Rule 145 promulgated under the Securities Act applies and may only be transferred (i) in conformity with Rule 145 or (ii) in accordance with a written opinion of counsel, reasonably acceptable to Catalytica or the Companies, as the case may be, in form and substance, that such transfer is exempt from registration under the Securities Act, which legend shall be substantially in the form set forth in Section 4.30(j)(i).

6.18 Worsley Guarantees.  The Parties shall use commercially reasonable efforts prior to the Closing to eliminate (i) the personal guarantee of R. Worsley and C. Worsley executed in favor of Salt River Project Agricultural Improvement and Power District (“SRP”), dated as of August 21, 2006 (the “SRP Guarantee”); and (ii) the Sponsor Guaranty, by and among R. Worsley, C. Worsley and CoBank, ACB, dated as of September 1, 2006 (the “CoBank Guarantee”). All of the foregoing are hereinafter collectively referred to as the “Worsley Guarantees.” Nothing in this Section 6.18 shall require Catalytica, its Affiliates or any of their respective Subsidiaries to assume any of the Worsley Guarantees or otherwise guarantee any of the amounts subject thereto, or to make any financial accommodation whatsoever in respect thereof, except as expressly provided herein.

6.19 Modification of Project Documents.  Worsley and the Companies shall use commercially reasonable efforts prior to Closing to eliminate any provisions in the Project Documents which provide (expressly or otherwise) that Worsley’s failure to maintain (directly or indirectly) at least 50.1% of the economic interests in and voting power of the Companies would violate, conflict with, result in a breach of or constitute a default or “event of default” under, any of such Project Documents.

6.20 Actions Relating to Holdings and Merger Sub.  Catalytica shall take such actions as are necessary prior to the Closing:

(a) so that effective as of the Closing, the certificate of incorporation of Holdings shall be amended and restated to read as set forth on Exhibit E hereto, until thereafter changed or amended as provided therein or by applicable law, and which shall provide, among other things, for the appointment of a Special Committee (as defined in Section 9.10).

(b) so that effective as of the Closing, the bylaws of Holdings shall be amended and restated to read as set forth on Exhibit F hereto, until thereafter changed or amended as provided therein or by applicable law;

(c) to cause Holdings and Merger Sub not to engage in any business activities except as contemplated by this Agreement, and cause Holdings and Merger Sub to obtain all necessary corporate authorizations to consummate the transactions contemplated by this Agreement;

(d) to constitute, effective as of the Closing, the Board of Directors of Holdings such that;

(i) the number of directors shall be fixed at seven (7) and the board shall be divided into three (3) classes;

(ii) Class I directors shall have a term expiring one (1) year after Closing consisting of two directors who shall initially be Richard A. Abdoo and Susan F. Tierney;

(iii) Class II directors shall have a term expiring two (2) years after Closing consisting of R. Worsley and another director designated by R. Worsley, who shall be designated no later than thirty (30) days following the date hereof, and who shall be reasonably acceptable to Catalytica; and

(iv) Class III directors shall have a term expiring three (3) years after Closing consisting of three directors who shall initially be William B. Ellis, Howard I. Hoffen and Ricardo B. Levy.

6.21 Section 16 Matters.  Prior to the Effective Time, the Parties shall take all such steps as may be required (to the extent permitted under applicable Legal Requirements) to cause any dispositions of Catalytica Common Stock (including derivative securities with respect to Catalytica Common Stock) resulting from the transactions contemplated by Article I of this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Catalytica, and the acquisition of Holdings Common Stock (including derivative securities with respect to Holdings Common Stock) by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Holdings, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.22 Filings by Holdings and Catalytica with the SEC and NASDAQ Prior to Closing.  Holdings and Catalytica shall timely file (i) with the SEC all reports and other filings required pursuant to be filed under the Exchange Act, including any filings required in connection as a result of the consummation of the transactions contemplated hereby, and (ii) with NASDAQ any notices or other filings required to be filed under the rules and regulations of NASDAQ such that Holdings Common Stock will continue to be listed on the NASDAQ Global Market (or, if the NASDAQ Global Market is not available or Holdings cannot through the exercise of commercially reasonable efforts meet the listing requirements therefor, then the NASDAQ Capital Market), including any notices or filings required as a result of the consummation of the transactions contemplated hereby.

6.23 CoBank Certificate.  Worsley and the Companies shall use their commercially reasonable efforts to obtain a certificate of CoBank, ACB in the form of Exhibit H attached hereto (the “CoBank Certificate”), duly executed by CoBank as administrative agent under the Credit Facility.

6.24 Overrun Guarantee.  R. Worsley and C. Worsley shall execute prior to the Closing a guarantee in the form attached hereto as Exhibit I (the “Overrun Guarantee”), enforceable against R. Worsley and C. Worsley by the Special Committee (as defined in Section 9.10), and which shall provide, among other things, that R. Worsley and C. Worsley jointly and severally guarantee any amounts by which the Project Costs exceed the sum of: (x) the Project Cap and (y) $2,000,000.

6.25 Amendment of Rights Agreement.  The Board of Directors of Catalytica shall take such action as is necessary to amend the Rights Agreement to provide that the Final Expiration Date (as defined therein) shall occur immediately prior to the Effective Time and that the Rights Agreement shall terminate as of such time.

6.26 SEC-Ready Financial Statements.  The Companies shall deliver to Catalytica as soon as practicable, but in no event later than sixty (60) days after the date hereof, the combined balance sheets of the Companies, as of December 31, 2006, December 31, 2005 and December 31, 2004, and the related combined statements of income and retained earnings, comprehensive income and cash flows for the Companies for the twelve (12)- month periods then ended, which financial statements (i) have been prepared in accordance with GAAP applied on a consistent basis and Regulation S-X under the Exchange Act, (ii) have been audited by the Companies’ independent auditors and reviewed by the appropriate SEC review desk of the Companies’ independent auditors, and (iii) shall not be qualified because of a limitation on the scope of the audit and do not contain qualifications relating to the acceptability of accounting principles used or the completeness of disclosures made or with respect to “going concern” (the “SEC-Ready Financial Statements”).

ARTICLE VII

CONDITIONS TO COMPANIES’, WORSLEY’S AND CATALYTICA’S OBLIGATIONS

7.1 Conditions to Obligations to Each of the Parties Under this Agreement.  The obligations of the Parties to carry out the transactions contemplated by this Agreement are subject to at or prior to the Effective Time the satisfaction of the following conditions, any or all of which may be waived, in whole or in part, by the Parties to the extent permitted by applicable law:

(a) The Catalytica Stockholder Approval has been obtained.

(b) No statute, rule, regulation, temporary restraining order, preliminary or permanent injunction or other order enacted, entered, promulgated, enforced or issued by any Governmental Authority or other legal restraint or prohibition preventing the consummation of the transactions contemplated by this Agreement shall be in effect.

(c) The SEC shall have declared the Registration Statement effective and no stop order suspending the effectiveness of the Registration Statement or any part therefore shall have been issued and no proceeding for that purposes, and no similar proceeding in respect of the Proxy Statement/Prospectus shall have been initiated or threatened by the SEC.

(d) The shares of Holdings Common Stock issuable pursuant to the Merger or the Contribution shall have been approved for listing on the NASDAQ Global Market (or, if the NASDAQ Global Market is not available or Holdings cannot through the exercise of commercially reasonable efforts meet the listing requirements therefor, then the NASDAQ Capital Market), subject to official notice of issuance.

(e) Other than filing of the Certificate of Merger, all consents, approvals and authorizations of any Governmental Authority shall have been obtained.

(f) Catalytica, on the one hand, and the Companies and Worsley, on the other, shall have each received an opinion of their respective tax counsel (Wilson Sonsini Goodrich & Rosati, Professional Corporation and Squire, Sanders & Dempsey L.L.P. (“Company Counsel”), respectively), in form and substance reasonably satisfactory to them, to the effect that the Merger and the Contribution and the transactions contemplated in connection therewith, when taken together, should qualify as an exchange pursuant to Section 351(b) Code, and such opinions shall not have been withdrawn. The issuance of such opinions shall be conditioned upon each tax counsel delivering its opinion and the receipt by Company Counsel of customary representation letters from each of Holdings, Catalytica and Merger Sub (on the one hand) and each of the Companies and Worsley (on the other hand), in each case, in form and substance reasonably satisfactory to such tax counsel and each such representation letter shall be dated on the date of such opinion and shall not have been withdrawn or modified in any material respect.

(g) Each of the actions set forth in Section 6.20 shall have been effected.

7.2 Additional Conditions to Obligations of Companies and Worsley.  The obligations of the Companies and Worsley to carry out the transactions contemplated by this Agreement are subject, at the option of the Companies and Worsley, to the satisfaction or waiver of the following conditions:

(a) Catalytica shall have furnished the Companies and Worsley with a certified copy of all necessary corporate action on Catalytica’s behalf approving its execution, delivery and performance of this Agreement.

(b) The representations and warranties of Catalytica contained in this Agreement which are qualified by a “Material Adverse Effect” qualification shall be true and correct in all respects as so qualified at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date and (ii) the representations and warranties of Catalytica contained in this Agreement which are not qualified by a “Material Adverse Effect” qualification (it being understood and agreed that all other materiality qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded) shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for such failures to be true and correct as would not have, in each case or in the aggregate, a Material Adverse Effect on Catalytica and its Subsidiaries taken as a whole; provided, however, that, with respect to clauses (i) and (ii) hereof, representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i) or (ii), as applicable) only as of such date or period (it being understood that no update of or modification to the Catalytica Disclosure Schedule shall be made after the execution of this Agreement). Catalytica shall have performed and satisfied in all material respects all covenants and agreements required by this Agreement to be performed and satisfied by Catalytica at or prior to the Closing.

(c) Since the date hereof and up to and including the Closing, there shall not have been any Material Adverse Effect on Catalytica and its Subsidiaries taken as a whole.

(d) The Companies and Worsley shall have received written evidence, in form and substance reasonably satisfactory to the Companies and Worsley, of the consents identified in Section 7.2(d) of the Catalytica Disclosure Schedule.

(e) Demand for appraisal rights under the Corporation Law shall not have been made (and not effectively withdrawn or lost, through failure to perfect or otherwise) by any stockholder(s) of Catalytica holding, individually or in the aggregate, ten percent (10%) or more of the Catalytica Common Stock outstanding.

7.3 Conditions to Obligations of Catalytica.  The obligations of Catalytica to carry out the transactions contemplated by this Agreement are subject, at the option of Catalytica, to the satisfaction, or waiver by Catalytica, of the following conditions:

(a) The Companies shall have furnished Catalytica with a certified copy of all necessary corporate action on their behalf approving the Companies’ execution, delivery and performance of this Agreement.

(b) The representations and warranties of Worsley and the Companies contained in this Agreement which are qualified by a “Material Adverse Effect” qualification shall be true and correct in all respects as so qualified at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date and (ii) the representations and warranties of Worsley and the Companies contained in this Agreement which are not qualified by a “Material Adverse Effect” qualification (it being understood and agreed that all other materiality qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded) shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for such failures to be true and correct as would not have, in each case or in the aggregate, a Material Adverse Effect on the Companies; provided, however, that, with respect to clauses (i) and (ii) hereof, representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i) or (ii), as applicable) only as of such date or period (it being understood that no update of or modification to the Companies and Worsley Disclosure Schedule shall be made after the execution of this Agreement). The Companies and Worsley shall have performed and satisfied in all material respects all agreements and covenants required by this Agreement to be performed and satisfied by them at or prior to the Closing.

(c) Since the date hereof and up to and including the Closing, there shall not have been any Material Adverse Effect on the Companies.

(d) Catalytica shall have received written evidence, in form and substance reasonably satisfactory to Catalytica, of the consents identified in Section 7.3(d) of the Companies and Worsley Disclosure Schedule.

(e) There shall have been obtained a key man insurance policy on R. Worsley in the coverage amount of Five Million Dollars ($5,000,000) on commercially reasonable terms, naming Holdings as the insured in such policy.

(f) Catalytica shall have received the CoBank Certificate, duly executed by Co-Bank, as administrative agent under the Credit Agreement.

(g) R. Worsley and C. Worsley shall have duly executed and delivered to Catalytica the Overrun Guarantee, in the form attached hereto as Exhibit I.

(h) Counsel for the Companies shall have delivered to Catalytica an opinion substantially in the form attached hereto as Exhibit J.

(i) The Companies shall have delivered to Catalytica the SEC-Ready Financial Statements, prepared in accordance with Section 6.26, five (5) business days prior to the Closing Date, and the SEC-Ready Financial Statements so delivered shall not materially and adversely differ from the Company Financial Statements.

(j) The Companies shall have delivered to Catalytica the Closing Date Spreadsheet, prepared in accordance with Section 1.2(b), no later than five (5) business days prior to the Closing Date.

ARTICLE VIII

TERMINATION

8.1 Termination.  This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written agreement of the Parties at any time;

(b) by either Catalytica or Worsley and the Companies if the Closing shall not have occurred by September 30, 2007 for any reason; provided, however, that the right to terminate this Agreement under this Section shall not be available to any Party whose action or failure to act has been a principal cause of or resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c) by either Catalytica or Worsley and the Companies if there shall be any law or regulation that makes consummation of the Transaction illegal or otherwise prohibited or if a Governmental Authority shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, which order, decree, ruling or other action is final and nonappealable;

(d) by Catalytica, upon a breach of any representation, warranty, covenant or agreement on the part of Worsley or the Companies set forth in this Agreement, or if any representation or warranty of Worsley or the Companies shall have become untrue, in either case such that the conditions set forth in Article VII would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in Worsley’s or the Companies’ representations and warranties or breach by Worsley or the Companies is curable by Worsley or the Companies prior to the Closing Date, then Catalytica may not terminate this Agreement under this Section until thirty (30) days after delivery of written notice from Catalytica to Worsley and the Companies of such breach, provided Worsley and the Companies continue to exercise commercially reasonable efforts to cure such breach (it being understood that the Catalytica may not terminate this Agreement pursuant to this Section if it shall have materially breached this Agreement or if such breach by Worsley or the Companies is cured during such thirty (30) day period);

(e) by Worsley and the Companies, upon a breach of any representation, warranty, covenant or agreement on the part of Catalytica set forth in this Agreement, or if any representation or warranty of Catalytica shall have become untrue, in either case such that the conditions set forth in Article VII would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in Catalytica’s representations and warranties or breach by Catalytica is curable by Catalytica prior to the Closing Date, then Worsley and the Companies may not terminate this Agreement under this Section until thirty (30) days after delivery of written notice from Worsley and the Companies to Catalytica of such breach, provided Catalytica continues to exercise commercially reasonable efforts to cure such breach (it being understood that Worsley and the Companies may not terminate this Agreement pursuant to this Section if Worsley or the Companies shall have materially breached this Agreement or if such breach by Catalytica is cured during such thirty (30) day period);

(f) by Worsley and the Companies, if Catalytica’s Board of Directors shall have effected a Withdrawal;

(g) subject to the terms of Section 6.13(d), by Catalytica prior to obtaining the Catalytica Stockholder Approval; or

(h) by either Catalytica or Worsley and the Companies if the Catalytica Stockholder Approval shall have been submitted to the stockholders of Catalytica for adoption at a duly convened Catalytica Stockholders Meeting (including any adjournment or postponement thereof) and the Catalytica Stockholder Approval shall not have been obtained.

(i) by Catalytica if the SEC-Ready Financial Statements shall not have been delivered to Catalytica by the date that is sixty (60) days from the date hereof, in accordance with Section 6.26.

8.2 Notice of Termination.  Any termination of this Agreement under Section 8.1 above will be effective immediately upon (or, if the termination is pursuant to Section 8.1(d) or Section 8.1(e) and the proviso therein is applicable, thirty (30) days after) the delivery of written notice of the terminating Party to the other Parties hereto.

8.3 Effect of Termination.

(a) Subject to Section 8.3(b) below, if this Agreement is terminated pursuant to Section 8.1 hereof, this Agreement shall terminate with no liability on the part of any Party hereto, except that the agreements contained in Sections 6.10, 11.5 through 11.19, and Article XII hereof shall survive the termination hereof, and except that nothing herein shall relieve any Party from liability for any intentional or willful breach of this Agreement.

(b) In the event that this Agreement is terminated by Worsley and the Companies pursuant to Sections 8.1(f), or by Catalytica pursuant to Section 8.1(g), then:

(i) (A) if such termination occurs prior to the No-Shop Period Start Date, then within five (5) business days following the termination of this Agreement, Catalytica shall pay to the Companies in cash via wire transfer of immediately available federal funds to an account designated by the Companies an aggregate amount equal to one million dollars ($1,000,000), or (B) if such termination occurs on or after the No-Shop Period Start Date, then within five (5) business days following the termination of this Agreement, Catalytica shall pay to the Companies in cash via wire transfer of immediately available federal funds to an account designated by the Companies an aggregate amount equal to one million three hundred thousand dollars ($1,300,000); and

(ii) within five (5) business days of receiving a good faith estimate of the Companies’ actual out of pocket expenses incurred in connection with this Agreement, Catalytica shall pay to the Companies in cash via wire transfer of immediately available federal funds to an account designated by the Companies an amount equal to such out of pocket expenses, not to exceed five hundred thousand dollars ($500,000).

ARTICLE IX

POST-CLOSING OBLIGATIONS

9.1 Further Assurances.  Following the Closing, the Companies, Worsley, Catalytica and Holdings shall execute and deliver such documents, and take such other action, as shall be reasonably requested by any other Party to carry out the transactions contemplated by this Agreement.

9.2 Obligations of Worsley Regarding Holdings Board of Directors; Management of the Companies.

(a) Following the Closing, until the expiration of the initial term of the Class III directors, unless otherwise approved by the Special Committee (as defined in Section 9.10), Worsley agrees not to (and shall vote or have voted all shares of Holdings Common Stock beneficially owned by Worsley and any Worsley Affiliates in accordance with this Section 9.2): (i) remove any of the directors of Holdings appointed pursuant to Section 6.20(d) above during their initial term in office, other than for cause, (ii) reduce or increase the size of the board of Holdings until the expiration of the initial term of the Class III directors, (iii) call any special meeting of the Board of Directors of Holdings for the purpose of removing or electing directors, or (iv) take any other action that is inconsistent with the foregoing board structure set forth in Section 6.20(d). The first annual meeting of Holdings stockholders following the Closing Date shall be held on or before the first anniversary of the Closing Date, but not earlier than eleven (11) months after the Closing Date, (b) the second annual meeting of Holdings stockholders following the Closing Date shall be held on or before the second anniversary of the Closing Date, but not earlier than twenty-three (23) months after the Closing Date, and (c) the third annual meeting of Holdings stockholders following the Closing Date shall be held on or before the third anniversary of the Closing Date, but not earlier than thirty-five (35) months after the Closing Date.

(b) As soon as practicable after the Closing, Worsley and the Companies shall amend, or cause to be amended, the Companies’ Organizational Documents so that each of the Companies shall have two (2) managers, who initially shall be R. Worsley and Zack.

9.3 Representation on Board Committees.

(a) (a) Until the expiration of the initial term of the Class I directors of Holdings, committees of the Board (other than the Special Committee) shall consist of at least one (1) Class II director, and at least two directors that are Class I and Class III directors; provided, that the total numbers of Class I and Class III directors shall exceed the number of Class II directors by at least one.

(b) For the period commencing on the expiration of the initial term of the Class I directors of Holdings and ending on the expiration of the initial term of the Class III directors of Holdings, committees of the Board (other than the Special Committee) shall consist of at least one (1) Class II director, and at least two (2) directors that are Class III directors (or, if any Class I director(s) is reelected at the first annual meeting following the Closing, such Class I director(s)); provided, that the total numbers of Class III directors (and applicable reelected Class I directors) shall exceed the number of Class II directors by at least one.

9.4 Compliance with NASDAQ Corporate Governance Standards.  The Parties intend that Holdings shall avail itself of the “controlled company” exemption set forth in NASD Marketplace Rule 4350(c)(5).

9.5 Worsley Guarantees.  Following the Closing, Holdings shall use commercially reasonable efforts to eliminate any remaining Worsley Guarantees. Nothing in this Section 9.5 shall require Holdings, Catalytica, their respective Affiliates or Subsidiaries to assume any of the Worsley Guarantees or otherwise guarantee any of the amounts subject thereto, or to make any financial accommodation whatsoever in respect thereof, except as expressly provided herein.

9.6 Transfer Restrictions; Other Restrictions.

(a) Lockup Period.  For a period commencing as of the Closing Date and ending on the date that is the one hundred and eightieth (180th) day following the Closing Date, neither Worsley nor any Worsley Affiliates shall (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Holdings Common Stock or any securities convertible into or exercisable or exchangeable, directly or indirectly, for Holdings Common Stock (including the Warrants and the Warrant Shares issued pursuant to this Agreement), or (i) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Holdings Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Holdings Common Stock or such other securities, in cash or otherwise.

(b) Compliance with Securities Laws.  Notwithstanding any other provision hereof, Worsley shall not transfer any shares of Holdings Common Stock, the Warrants or the Warrant Shares issued pursuant to this Agreement), or any interest therein, in violation of applicable federal or state securities laws or regulations, including the Securities Act and the rules and regulations promulgated thereunder.

(c) Transactions in Violation of Project Documents.  Notwithstanding any other provision hereof, following the Closing, Worsley shall not purchase or sell or otherwise transfer, or enter into any agreement to purchase or sell or otherwise transfer, any equity securities of Holdings or any interest therein (including with respect to the shares of Holdings Common Stock, the Warrants and the Warrant Shares issued pursuant to this Agreement) which would conflict with, result in a violation or breach of, or constitute a default or “event of default” under, any of such Project Documents.

(d) Standstill Agreement.  Until the date that is the two (2) year anniversary date of the Closing Date, neither Worsley nor any Worsley Affiliates shall purchase or otherwise acquire any shares of Holdings Common Stock or any interest therein (including any instruments convertible into shares of Holdings Common Stock), other than the Contribution Shares, Warrant Shares, any shares or other securities issued pursuant to any employee incentive plans of Holdings and any other shares issued pursuant to the provisions hereof; provided that Worsley and/or Worsley’s Affiliates may commence a tender or exchange offer for not less than one hundred percent (100%) of the outstanding shares of Holdings Common Stock in compliance with federal and state securities laws and regulations to the extent that such tender or exchange offer is conditioned on and results in the acquisition by Worsley and/or Worsley’s Affiliates of not less than a majority of the outstanding shares of Holdings Common Stock, not including shares of Holdings Common Stock held by Worsley and Worsley’s Affiliates (or shares issuable upon exercise or conversion of convertible securities held by Worsley and Worsley’s Affiliates).

(e) Form S-8.  Holdings shall file with the SEC, no later than 15 business days following the Closing Date, a registration statement on Form S-8 (or any successor form), if available for use by Holdings, relating to the shares of Holdings Common Stock issuable with respect to assumed Catalytica Stock Options eligible for registration on Form S-8 and shall use commercially reasonable efforts to maintain the effectiveness of such registration statement thereafter for so long as any of such options or other rights remain outstanding.

9.7  Employee Matters.  Following the Effective Time, (a) Holdings and Catalytica shall arrange for each Catalytica Plan and Catalytica Benefit Program or Agreement participant who continues or is hired as an employee of Catalytica, Holdings, or any Subsidiary or Affiliate of Catalytica or Holdings after the Closing Date (the “Catalytica Transferred Employees”) to be eligible for at least substantially the same benefits in the aggregate as those provided under Catalytica Plans and Catalytica Benefit Programs or Agreements immediately prior to the Closing; and (b) Holdings and the Companies shall arrange for each employee of the Companies who continues or is hired as an employee of the Companies or any Subsidiary or Affiliate of the Companies after the Closing Date (the “Companies Transferred Employees” and, together with the Catalytica Transferred Employees, the “Transferred Employees”) to be eligible for at least substantially the same benefits in the aggregate as those provided under Companies Plans and Company Benefit Programs or Agreements immediately prior to the Closing. Each Transferred Employee (including without limitation all eligible dependents) shall, to the extent permitted by law and applicable tax qualification requirements, and subject to any applicable break in service or similar rule, receive credit for all purposes including for eligibility to participate and vesting under employee benefit plans sponsored or maintained by Catalytica, Holdings, the Companies or any Subsidiary or Affiliate of Catalytica, Holdings or the Companies for which the Transferred Employees are eligible for years of service with Catalytica or the Companies, as applicable (and their respective Subsidiaries, Affiliates, and predecessors) prior to the Closing Date (except where doing so would cause a duplication of benefits). If applicable, Holdings shall cause any and all pre-existing condition (or actively at work or similar) limitations, eligibility waiting periods and evidence of insurability requirements under any group health plans to be waived with respect to such Transferred Employees and their eligible dependents in accordance with applicable laws and shall provide them with credit for any co-payments, deductibles, and offsets (or similar payments) made during the plan year including the Closing Date for the purposes of satisfying any applicable deductible, out-of-pocket, or similar requirements under any employee benefit plans or programs in which the Transferred Employees are eligible to participate after the Effective Time. Upon the Effective Time, the Catalytica Corporate Employees shall become employees of Holdings, and Holdings shall assume any employment agreement and/or arrangement with any such Catalytica Corporate Employees.

9.8 Corporate Opportunity.

(a) Worsley hereby agrees that in the Restricted Area (as defined below), during the period commencing on the date hereof and continuing until the later to occur of (i) such time as R. Worsley no longer continues to serve as a Vice President or more senior executive of Holdings, (ii) such time as the percentage of Holdings Common Stock held by Worsley (together with Worsley’s Affiliates) falls below 30%, and (iii) the expiration of the Warrants in accordance with their terms, (A) except to the extent permitted by clause (B) below (the “Restricted Period”), without the prior written consent of the Special Committee, which consent shall not be unreasonably withheld, neither Worsley nor Worsley’s Affiliates shall, and Worsley shall cause Worsley’s Affiliates not to, participate in or facilitate, fund, support or undertake any project greater than 1MW using, supplying, producing or otherwise, in the fields of (i) biogas electricity generators, (ii) biomass electricity generators, (iii) hydropower facilities, (iv) fuel cells that use only renewable fuels, (v) geothermal generators, (vi) hybrid wind and solar electric generators, (vii) landfill gas generators, (viii) new hydropower generators, (ix) solar electricity resources, (x) wind generators, (xi) biomass thermal systems, (xii) biogas thermal systems, (xiii) commercial solar pool heaters, (xiv) geothermal space heating and process heating systems, (xv) renewable combined heat and power systems, (xvi) solar daylighting, (xvii) solar heating, ventilation and air conditioning, (xviii) solar industrial process heating and cooling, (xix) solar space cooling, (xx) solar space heating, (xxi) solar water heaters, (xxii) wind generators and (xxiii) “Eligible Renewable Energy Resources” (as defined in Rule R14-2-1802 of the Arizona Renewable Energy Standard and Tariff Rules adopted by the Arizona Corporation Commission as of the date hereof, regardless of whether all or any portion of such Rule R14-2-1802 is later determined to be unenforceable or invalid by any

Governmental Authority, and as may be amended from time to time, or any successor to such rule) (each, a “Renewable Energy Project”), and (B) Worsley shall not, and shall cause Worsley’s Affiliates not to, allow any real property owned by Worsley or Worsley’s Affiliates to be leased, transferred or otherwise used for any such Renewable Energy Project (whether owned or operated by Worsley, Worsley’s Affiliates or any third party), unless Worsley or Worsley’s Affiliate, as applicable, has provided Holdings with a first right of refusal to lease, acquire or otherwise use such real property in accordance with the provisions of Section 9.8(b).

(b) Before Worsley or any Worsley Affiliate may allow any real property owned by Worsley or Worsley’s Affiliates to be leased, transferred or otherwise used for any Renewable Energy Project:

(i) Worsley or the Worsley Affiliate, as the case may be, shall deliver to Holdings a written notice (the “Transaction Notice”) stating the proposed terms and conditions of such lease, transfer or other use of such real property, including the name, address and phone number of the other parties (if any) to the proposed transaction, and the lease rate, consideration or other financial information relating to the proposed transaction.

(ii) For a period of thirty (30) days following Holdings’ receipt of the Transaction Notice (the “Right of First Refusal Period”), Holdings shall have a right of first refusal to lease, acquire or otherwise use such real property on the same terms and conditions set forth in the Transaction Notice. In order to exercise such right of first refusal, Holdings must deliver written notice to Worsley or the Worsley Affiliate, as the case may be, that it has exercised such right by the end of the Right of First Refusal Period. If Holdings shall not have delivered written notice of exercise of such right of first refusal by the expiration of the Right of First Refusal Period, then Holdings will be deemed to have declined to exercise such right of first refusal with respect to the transaction(s) set forth in such Transaction Notice.

(iii) Holdings shall consummate the transaction(s) set forth in such Transaction Notice on the same terms, and subject to the same conditions, and timing set forth therein; provided, however, that any time period shall automatically be extended to the extent reasonably necessary or advisable to allow Holdings to comply with applicable Legal Requirements, including any notice and filing provisions required thereby.

(iv) If Holdings declines to exercise (or is deemed to have declined pursuant to Section 9.8(b)(2)) its right of first refusal with respect to the transactions set forth in any Transaction Notice, then Worsley or the Worsley Affiliate, as the case may be, may lease, transfer or otherwise use such real property in accordance with the terms set forth in the Transaction Notice; provided, however, that if the transactions set forth in the Transaction Notice are not consummated during the one hundred eighty (180) day period following the deemed delivery of the Transaction Notice to Holdings, then Worsley or the Worsley Affiliate, as the case may be, may not consummate such transactions without complying again in full with the provisions of this Section 9.8.

(c) “Restricted Area” shall mean the United States, including Arizona, and Canada. The covenants contained in this Section 9.8 shall be construed as a series of separate covenants, one for each country, province, state, county, or city of the Restricted Area. Except for geographic coverage, each such separate covenant shall be deemed identical in terms to the covenants contained in this Section 9.8. If, in any judicial proceeding, a court refuses to enforce any of such separate covenants (or any part thereof), then such unenforceable covenant (or such part) shall be eliminated from this Agreement to the extent necessary to permit the remaining separate covenants (or portions thereof) to be enforced. To the extent that the provisions of this paragraph are deemed to exceed the time, geographic or scope limitations permitted by applicable Legal Requirements, then each of the parties hereto agrees that such provisions shall be reformed to the maximum time, geographic or scope limitations, as the case may be, permitted by applicable Legal Requirements.

(d) For purposes of this Section 9.8, “Affiliate” shall include (in addition to the definition ascribed to such word in Article XII), as to a Person, (i) a spouse, descendent, or any other Person related by blood, adoption or marriage to such Person or such Person’s spouse, (ii) any trust, family partnership or limited liability company whose beneficiaries consist of such Person and/or any of the Persons described in the foregoing clause (i), (iii) the estate or heirs of such Person, or (iv) any corporation, partnership, limited liability corporation or other entity in which such Person or any of the Persons specified in the foregoing clause (i) are the beneficial owners collectively of 5% or more of any class of equity securities or 5% or more of the equity interests of such corporation, partnership, limited liability corporation or other entity

(e) Worsley hereby agrees that the provisions of this Section 9.8 shall inure to the benefit of Holdings’ successors and assigns (whether by way of merger, sale of all or substantially all assets or otherwise), and that Worsley shall, and shall cause Worsley’s Affiliates to, comply in good faith with the provisions of this Section 9.8 for the entirety of the Restricted Period, provided, that if any Person succeeds to the rights of Holdings under this Section 9.8, such Person shall be substituted for “Holdings” in this Section 9.8.

9.9 Post-Closing Indemnification.

(a) From and after the Effective Time, Holdings shall cause to be maintained in effect in all respects the current obligations of Catalytica pursuant to any indemnification agreements between Catalytica (or any of its Subsidiaries) and its directors and officers in effect immediately prior to the Effective Time and any indemnification provisions under the certificate of incorporation and bylaws of Catalytica as in effect on the date hereof. The certificate of incorporation and/or bylaws of Holdings and the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the indemnified parties thereunder (the “Catalytica Indemnified Parties”) as those contained in certificate of incorporation and bylaws of Catalytica as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of the Catalytica Indemnified Parties, unless such modification is required by law.

(b) For a period of six (6) years after the Effective Time, Holdings will maintain, or cause the Surviving Corporation to maintain, in effect, if available, directors’ and officers’ liability insurance covering those persons who are currently covered by Catalytica’s directors’ and officers’ liability insurance policy on terms comparable to those applicable to the current directors and officers of Catalytica; provided, however, that in no event will Holdings or the Surviving Corporation be required to expend in the aggregate for such coverage in excess of 200% of the annual premium currently paid by Catalytica, it being understood that Holdings shall nevertheless be obligated to provide such coverage as may be obtained for such 200% amount;

(c) This Section 9.9 is intended to be for the benefit of, and shall be enforceable by, the Catalytica Indemnified Parties, their heirs and personal representatives and shall be binding on Holdings and the Surviving Corporation and their respective successors and assigns. In the event Holdings or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all its properties and assets to any person, then, and in each case, proper provision shall be made so that the successors and assigns of Holdings or the Surviving Corporation, as the case may be, honor the indemnification obligations set forth in this Section 9.9.

9.10 Special Committee.  The Certificate of Incorporation of Holdings immediately following the Effective Time shall provide for the appointment of an independent board committee consisting of the Class III Directors (the “Special Committee”).

(a) The Special Committee shall have the authority and be empowered to, on behalf of Holdings:

(i) enforce the obligations of Worsley under this Agreement, including, (A) Worsley’s obligations under this Article IX, (B) Worsley’s indemnification obligations under Article X and Article XI, and (C) Worsley’s obligations under the Overrun Guarantee;

(ii) and on behalf of Catalytica, make the determination pursuant to Section 11.3(d) of whether to satisfy, in full or in part, any indemnification obligation through the payment of cash or issuance of stock, conduct the defense of any claim in respect of indemnification under this Agreement, and negotiate, enter into settlements and compromises of, and comply with orders of courts and awards of arbitrators with respect to any such claim, and take all other actions that are necessary or appropriate in the judgment of the Special Committee for the accomplishment of the foregoing;

(iii) administer, interpret and enforce the Registration Rights Agreement;

(iv) administer, interpret and enforce the Warrants, including assessing and making the determination of whether any Operating Milestone (as defined in the Warrants) has been achieved;

(v) conduct such investigations as it deems necessary or appropriate to discharge its duties under the Certificate of Incorporation of Holdings;

(vi) retain separate legal counsel and any other experts and advisors as the Special Committee deems necessary or advisable for the purpose of discharging its duties;

(vii) make determinations as to whether to commence, settle and/or terminate litigation or any other proceeding or action in furtherance thereof the foregoing; and

(viii) fill vacancies in the Class I or Class III directors of Holdings.

(b) The Parties agree that irreparable damage would occur in the event that any of the obligations of Worsley under this Article IX were not performed by Worsley in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Special Committee, on behalf of Holdings, shall be entitled to an injunction or injunctions to prevent breaches by Worsley of this Article IX and to enforce specifically the obligations of Worsley under of this Article IX, this being in addition to any other remedy to which they are entitled at law or in equity.

9.11 Modification of Project Documents.  Worsley and the Companies shall use commercially reasonable efforts prior to Closing to eliminate any provisions in the Project Documents which provide (expressly or otherwise) that Worsley’s failure to maintain (directly or indirectly) at least 50.1% of the economic interests in and voting power of the Companies would violate, conflict with, result in a breach of or constitute a default or “event of default” under, any of such Project Documents.

ARTICLE X

TAX MATTERS

10.1 Catalytica Representations and Obligations Regarding Taxes.  Catalytica represents and warrants to, subject to such exceptions as are specifically disclosed in the Catalytica Disclosure Schedule, and agrees with the Companies and Worsley as follows:

(a) Each of Catalytica and its Subsidiaries has timely filed all Tax Returns that they were required to file under applicable laws and regulations. All such Tax Returns were correct and complete and were prepared in substantial compliance with all applicable laws and regulations. All Taxes due and owing by Catalytica or any of its Subsidiaries (whether or not shown on any Tax Return) have been paid. Neither Catalytica nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return. To the Knowledge of Catalytica, no claim has ever been made by an authority in a jurisdiction where Catalytica or any of its Subsidiaries does not file Tax Returns that Catalytica or any of its Subsidiaries may be subject to taxation by that jurisdiction. There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of Catalytica or any of its Subsidiaries.

(b) Each of Catalytica and its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, member or other third party.

(c) To the Knowledge of Catalytica, no foreign, federal, state, or local tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to Catalytica or any of its Subsidiaries. Neither Catalytica nor any of its Subsidiaries has received from any foreign, federal, state, or local taxing authority (including jurisdictions where Catalytica or any of its Subsidiaries has not filed Tax Returns) any written (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against Catalytica or any of its Subsidiaries. Catalytica has made available to the Companies and Worsley correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by Catalytica or any of its Subsidiaries filed or received since January 1, 2003.

(d) Neither Catalytica nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(e) Neither Catalytica nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Code § 280G (or any corresponding provision of state, local or foreign Tax law) and (ii) any amount that will not be fully deductible as a result of Code § 162(m) (or any corresponding provision of state, local or foreign Tax law). Each of Catalytica and its Subsidiaries has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code § 6662. Each of the Subsidiaries is a C corporation for Federal income tax purposes or has elected to be treated as a C corporation for federal income tax purposes from the date of its formation. Neither Catalytica nor any of its Subsidiaries is a party to or bound by any Tax allocation or sharing agreement. Neither Catalytica nor any of its Subsidiaries has been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group of which Catalytica has been the common parent). Neither Catalytica nor any of its Subsidiaries has had any Liability for the Taxes of any Person (other than itself) under Reg. § 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(f) The unpaid Taxes of Catalytica and its Subsidiaries did not, as of the Catalytica Balance Sheet Date, exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheet (rather than in any notes thereto) included in the financial statements that are part of the Catalytica SEC Documents and (B) do not exceed that reserve as adjusted for the passage of time through the Closing Date. Since the Catalytica Balance Sheet Date, neither Catalytica nor any of its Subsidiaries has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.

(g) Neither Catalytica nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i) change in method of accounting for a taxable period ending or any comparable provision of state, local or foreign tax law on or prior to the Closing Date;

(ii) “closing agreement” as described in Code § 7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date;

(iii) intercompany transaction or excess loss account described in Treasury Regulations under Code § 1502 (or any corresponding or similar provision of state, local or foreign income Tax law);

(iv) the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting or any comparable provision of state, local or foreign tax law for a taxable period ending on or prior to the Closing Date

(v) installment sale or open transaction disposition made on or prior to the Closing Date; or

(vi) prepaid amount received on or prior to the Closing Date.

(h) Neither Catalytica nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code § 355 or Code § 361.

(i) All private letter rulings issued by the Internal Revenue Service to Catalytica and any of its Subsidiaries (and any corresponding ruling or determination of any state, local or foreign taxing authority) have been disclosed on Section 10.1(i) of the Catalytica Disclosure Schedule and there are no pending requests for any such rulings (or corresponding determinations).

(j) Neither Catalytica nor any of its Subsidiaries has participated in or cooperated with an international boycott within the meaning of Section 999 of the Code or have been requested to do so in connection with any transaction or proposed transaction.

(k) Neither Catalytica nor any of its Subsidiaries has engaged in a “reportable transaction,” as set forth in Treas. Reg. § 1.6011-4(b), or any transaction that is the same as or substantially similar to one of the types of transactions that the Internal Revenue Service has determined to be a tax avoidance transaction and identified by notice, regulation or other form of published guidance as a “listed transaction,” as set forth in Treas. Reg. § 1.6011-4(b)(2).

(l) Neither Catalytica nor any of its Subsidiaries has entered into any sale leaseback or leveraged lease transaction that fails to satisfy the requirements of Revenue Procedure 75-21 (or similar procedures or provisions) or any safe harbor lease transaction.

(m) Neither Catalytica nor any of its Affiliates and Subsidiaries has taken or agreed to take any action (other than actions contemplated by this Agreement) that could reasonably be expected to prevent the transactions contemplated hereby from qualifying (i) as a tax-free transfer of assets as described in Code Section 351, pursuant to which Worsley and the shareholders of Catalytica will together receive the stock of Holdings constituting “control,” within the meaning of Code Section 368(c), of Holdings solely in exchange for the assets transferred in the Merger and Contribution, and (ii) if applicable, with respect to the Merger, a “reorganization” within the meaning of Code Section 368(a)(2)(E).

(n) Catalytica does not have a plan or intention to reacquire, and, to Catalytica’s knowledge, no person related to Catalytica within the meaning of Treasury Regulation Section 1.368-1(e)(4) has a plan or intention to acquire, any Catalytica Common Stock issued pursuant to this Agreement, other than pursuant to a share repurchase program described in Revenue Ruling 99-58.

(o) Following the Merger and Contribution, the Surviving Corporation will continue Catalytica’s historic business or will use a significant portion of Catalytica’s historic business assets in a business within the meaning of Section 1.368-1(d)(2) of the Treasury Regulations, assuming that the assets of, and the business conducted by, Catalytica on the Closing Date constitute Catalytica’s historic business assets and historic business, respectively.

10.2 The Companies Representations and Obligations Regarding Taxes.  The Companies and Worsley jointly and severally represent and warrant to, subject to such exceptions as are specifically disclosed in the Companies and Worsley Disclosure Schedule, and agree with, Catalytica as follows:

(a) The Companies have timely filed all Tax Returns that they were required to file under applicable laws and regulations. All such Tax Returns were correct and complete and were prepared in substantial compliance with all applicable laws and regulations. All Taxes due and owing by the Companies (whether or not shown on any Tax Return and whether or not any Tax Return was required) have been paid. None of the Companies is currently the beneficiary of any extension of time within which to file any Tax Return. To the Knowledge of the Companies, no claim has ever been proposed or threatened by a taxing authority in a jurisdiction where the Companies do not file Tax Returns that they are or may be subject to taxation by that jurisdiction. There are no Liens on any of the assets of the Companies that arose in connection with any failure (or alleged failure) to pay any Tax, except for Liens for Taxes not yet due.

(b) The Companies have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, member or other third party.

(c) There is no dispute or claim concerning any Tax liability of the Companies claimed or raised by any taxing authority in writing. Except as set forth on Section 10.2(c) of the Companies and Worsley Disclosure Schedule, no issue relating to Taxes has been raised in writing by a taxing authority during any pending audit or examination, and no issue relating to Taxes was raised in writing by a taxing authority in any completed audit or examination, that reasonably can be expected to recur in a later taxable period. The Companies have provided Catalytica with access to correct and complete copies of all Tax Returns, examination reports and statements of deficiencies assessed against or agreed to by the Companies for the taxable periods since the inception of the Companies, and for which the statute of limitations has not yet expired.

(d) None of the Companies has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(e) None of the Companies has made any payments, is obligated to make any payments or is a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Section 280G of the Code. None of the Companies has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. The Companies have disclosed on their federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code. None of the Companies is a party to any Tax allocation or sharing agreement. Except as set forth on Section 10.2(e) of the Companies and Worsley Disclosure Schedule, none of the Companies (i) has been a member of an Affiliated Group filing a consolidated federal income Tax Return or (ii) has any liability for the Taxes of any Person under Treasury regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

(f) The unpaid Taxes of the Companies (i) did not, as of the Company Balance Sheet Date, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the most recent balance sheet (rather than in any notes thereto) included in the Company Financial Statements and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Companies in filing their Tax Returns.

(g) None of the Companies, any of their respective Subsidiaries or Worsley will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i) change in method of accounting for a taxable period ending or any comparable provision of state, local or foreign tax law on or prior to the Closing Date;

(ii) “closing agreement” as described in Code § 7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date;

(iii) intercompany transaction or excess loss account described in Treasury Regulations under Code § 1502 (or any corresponding or similar provision of state, local or foreign income Tax law);

(iv) the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting or any comparable provision of state, local or foreign tax law for a taxable period ending on or prior to the Closing Date

(v) installment sale or open transaction disposition made on or prior to the Closing Date; or

(vi) prepaid amount received on or prior to the Closing Date.

(h) Each of the Companies has been a disregarded entity for federal and state income Tax purposes at all times since formation.

(i) All private letter rulings issued by the Internal Revenue Service to the Companies (and any corresponding ruling or determination of any state, local or foreign taxing authority) have been disclosed on Section 10.2(i) of the Companies and Worsley Disclosure Schedule, and there are no pending requests for any such rulings (or corresponding determinations).

(j) None of the Companies, any of their Subsidiaries or Worsley has participated in or cooperated with an international boycott within the meaning of Section 999 of the Code or have been requested to do so in connection with any transaction or proposed transaction.

(k) Except as set forth on Section 10.2(k) of the Companies and Worsley Disclosure Schedule, none of the Companies has taken a federal income tax return position that such Company is a party to any partnership for federal Income tax purposes.

(l) The Companies have not entered into any sale leaseback or leveraged lease transaction that fails to satisfy the requirements of Revenue Procedure 75-21 (or similar procedures or provisions) or any safe harbor lease transaction.

(m) None of the Companies, any of their respective Subsidiaries or Worsley has engaged in a “reportable transaction,” as set forth in Treas. Reg. § 1.6011-4(b), or any transaction that is the same as or substantially similar to one of the types of transactions that the Internal Revenue Service has determined to be a tax avoidance transaction and identified by notice, regulation or other form of published guidance as a “listed transaction,” as set forth in Treas. Reg. § 1.6011-4(b)(2).

(n) None of the Companies, any of their respective Subsidiaries or Worsley has taken or agreed to take any action (other than actions contemplated by this Agreement) that could reasonably be expected to prevent the transactions contemplated hereby from qualifying as a tax-free transfer of assets as described in Code Section 351, pursuant to which Worsley and the stockholders of Catalytica will together receive the stock of Holdings constituting “control,” within the meaning of Code Section 368(c), of Holdings solely in exchange for the assets transferred in the Merger and the Contribution.

10.3 Intentionally Omitted.

10.4 Tax Covenants.

(a) Prior to the Closing, Worsley, the Companies, and Catalytica or its Subsidiaries shall not, without reasonable notice to the other parties (with a reasonable period to comment), make or amend any federal, state, or local Tax election, agree to waive or extend any statute of limitations, or resolve or agree to resolve any audit or proceeding relating to Taxes, if such amendment would result in Taxes for which the parties would not be indemnified.

(b) Prior to the Closing, each Party hereto shall give to the other and its authorized representatives full access to all properties, books, records, and Returns of or relating to Catalytica and its Subsidiaries, the Companies, Worsley’s applicable Schedule C, or third-Party representatives in order that Catalytica may have full opportunity to make such investigations as it shall desire to make of the affairs of the Companies; provided that Worsley shall only have to provide the federal Schedule C with respect to each Company and no other income Tax returns and Worsley will only have to provide access to information relating to the Companies. Worsley and the Companies shall ensure that all third-party representatives of Worsley and the Companies, including accountants and attorneys, fully cooperate and be available to Catalytica in connection with such investigations or any audit.

(c) Worsley shall furnish to Catalytica on or before the Closing Date a certification of Worsley’s non-foreign status as set forth in Treasury Regulation Section 1.1445-2(b).

(d) Each of the Parties agrees to report the transactions contemplated by this Agreement in a manner consistent with the intent of the parties hereto that the Merger and the Contribution and the transactions contemplated thereby, when taken together, will be a tax-free transfer of assets as described in Code Section 351, pursuant to which Worsley and the stockholders of Catalytica will together receive the stock of Holdings constituting “control,” within the meaning of Code Section 368(c), of Holdings solely in exchange for the assets transferred in the Merger and Contribution, and each such Party agrees that it will not take a position inconsistent therewith. Each of the Parties hereby agrees to timely file the information required by Treas. Reg. Section 1.351-3 with its income tax return for the year in which the transactions contemplated by this Agreement occur and to comply with the record keeping requirements of Treas. Reg. Section 1.351-3.

10.5 Transfer Taxes.  Holdings shall be responsible for and shall pay when due any sales, use, value-added, gross receipts, excise, registration, stamp duty, transfer or other similar taxes or governmental fees (including any interest or penalties related thereto) that may be payable in connection with the Contribution and Merger (the “Transfer Taxes”). The Party required by law to file a Tax Return with respect to such Transfer Taxes shall do so within the time period prescribed by law, and Holdings shall either promptly pay upon receipt of notice that such

Transfer Taxes are due or promptly reimburse the Party other than Holdings for any Transfer Taxes so paid by such Party upon receipt of notice that such Transfer Taxes have been paid. Notwithstanding anything to the contrary herein, none of Worsley, the Companies, Catalytica or its Subsidiaries shall have any indemnification obligation due to a breach of a representation or warranty for Transfer Taxes.

10.6 Filing of Returns.  Holdings shall prepare or cause to be prepared and file or cause to be filed all Returns for each of the Companies to be filed after the Closing Date. Holdings shall permit Worsley to review and comment on all such Returns and shall make such commercially reasonable revisions to such Returns as are requested by Worsley.

10.7 Tax Controversies.

(a) Control Rights.  With respect to any examination, audit, contest, appeal or other proceeding relating to Taxes that could give rise to indemnification obligations of any Party hereunder, such Party shall have the right to control the contest and settlement of any such proceeding. The Party having potential indemnification obligations shall provide the parties to be indemnified (the “Indemnified Parties”) with detailed notice of any such examination, audit, contest, appeal or other proceeding and shall provide the Indemnified Parties will all relevant information relating to such proceeding, and the Indemnified Parties shall have the right to participate in any such proceeding if the outcome of such proceeding could have an adverse effect on any Indemnified Party, in which case such proceeding shall not be settled without Holdings’ consent, which consent will not be unreasonably withheld. The Indemnified Parties shall cooperate with the Party having the potential indemnification obligation and shall provide such Party with access to Returns, books and records and other relevant information and shall execute any necessary powers of attorney relevant to such Party’s authority hereunder.

(b) Assistance and Cooperation.  Holdings, Catalytica and its Subsidiaries, the Companies, and Worsley shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Section and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include Worsley’s retention and (upon Catalytica’s or Holdings’ request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. To the extent not given to Catalytica or Holdings, Worsley agrees (A) to retain all books and records with respect to Tax matters pertinent to the Companies relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Catalytica, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (B) to give Catalytica reasonable written notice prior to transferring, destroying or discarding any such books and records and, if Catalytica or Holdings so requests, Worsley shall allow Catalytica or Holdings to take possession of such books and records. Worsley further agrees, upon request, to provide Catalytica or Holdings with all information that is in Worsley’s possession and that Catalytica and Holdings may be required to report pursuant to Section 6043 of the Code and all Treasury Department Regulations promulgated thereunder.

(c) Disputes.  In the event of a dispute between a Party or Parties having a potential indemnification obligation and the Indemnified Parties regarding the conduct or resolution of any audit, claim, dispute or controversy relating to Taxes, such dispute shall be referred to a nationally recognized accounting or law firm mutually acceptable to the Party having the potential indemnification obligation and the Indemnified Parties (such approval not to be unreasonably withheld or delayed) (the “Tax Arbitrator”). The decision of the Tax Arbitrator shall be final and binding, and its fees and costs shall be shared equally by the Party having the potential indemnification obligation and the Indemnified Parties. Except as provided in the previous sentence, each party shall bear its own costs for participating in such dispute resolution.

ARTICLE XI

GENERAL INDEMNIFICATION; MISCELLANEOUS

11.1 Indemnification Obligations.

(a) Subject to the provisions of Section 11.2, from and after the Closing, Worsley shall indemnify and hold harmless Catalytica and Holdings and their Affiliates, directors, officers and employees (collectively, the “Catalytica/Holdings Indemnitees”) from and against any and all Damages arising out of, resulting from or in any way related to a breach of, or the failure to perform or satisfy any of, the representations, warranties, covenants and agreements made by any of the Companies and/or Worsley in this Agreement or in any document or certificate delivered by any of the Companies and/or Worsley at the Closing pursuant hereto. Any payment made to Catalytica or Holdings by Worsley pursuant to the indemnification obligations under this Section 11.1 shall constitute a reduction in the Contribution Consideration hereunder.

(b) Subject to the provisions of Section 11.3, from and after the Closing, Holdings and Catalytica shall indemnify and hold harmless Worsley from and against any and all Damages arising out of, resulting from or in any way related to (i) a breach of, or the failure to perform or satisfy any of, the representations, warranties, covenants and agreements made by Catalytica in this Agreement or in any document or certificate delivered by Catalytica at the Closing pursuant hereto, and (ii) the Worsley Guarantees.

11.2 Limitation on Liability of Worsley.

(a) The representations, warranties, agreements, and indemnities of Worsley set forth in this Agreement or in connection with the transactions contemplated hereby shall survive the Closing except as expressly provided herein or in Section 11.2(b).

(b) The representations and warranties made by Worsley in Article IV and Section 10.2 hereof shall survive until the eighteen (18) month anniversary of the Closing Date (and thereafter until resolved if a claim in respect thereof has been made prior to such date), and Worsley shall have no liability under this Agreement to indemnify the Catalytica/ Holdings Indemnitees for breach of any such representations and warranties unless Worsley receives notice in writing from Catalytica or Holdings of Catalytica’s or Holdings claim under said indemnity on or before the eighteen (18) month anniversary of the Closing Date; provided, however, that such notice period shall not apply with respect to any indemnification claim resulting from fraud or intentional misrepresentation by Worsley or the Companies. For the avoidance of doubt, the Overrun Guaranty shall not expire on the eighteen (18) month anniversary of the Closing Date, but shall continue in accordance with its terms.

(c) Except as provided below, Worsley shall be obligated to indemnify Catalytica/Holdings Indemnitees as and to the extent set forth in Section 11.1(a) for breaches of representations and warranties under this Agreement only if the aggregate of all of his liability under such indemnity obligations in respect of any such breach of the representations and warranties hereunder exceeds Two Hundred Fifty Thousand Dollars ($250,000) (the “Basket”). In addition, except as provided below, in no event shall the aggregate liability of Worsley with respect to the such indemnity exceed Ten Million Dollars ($10,000,000) (the “Cap”). The Basket and Cap shall not apply with respect to any indemnification claims resulting from fraud or intentional misrepresentation by Worsley or the Companies. For the avoidance of doubt, Worsley’s obligations under the Overrun Guaranty shall not be subject to either the Basket or the Cap.

(d) Notwithstanding the foregoing, Worsley shall have the right in Worsley’s discretion, to satisfy, in full or in part, any indemnification obligation set forth in Section 11.1(a) by:

(i) paying cash; or

(ii) tendering to Holdings such number of shares of Holdings Common Stock that is equal to the quotient obtained by dividing (A) the amount of the Damages for which indemnification is being made pursuant to Section 11.1(a) by (B) $1.75, rounded up to the nearest whole share.

11.3 Limitation on Liability of Catalytica and Holdings.

(a) The representations, warranties, agreements, and indemnities of Catalytica and Holdings set forth in this Agreement or in connection with the transactions contemplated hereby shall survive the Closing except as expressly provided herein or in Section 11.3(b).

(b) The representations and warranties made by Catalytica in Article V and Section 10.1 shall survive until the eighteen (18) month anniversary of the Closing Date (and thereafter until resolved if a claim in respect thereof has been made prior to such date), and Catalytica and Holdings shall have no liability under this Agreement to indemnify Worsley under Section 11.1(b) for breach of any such representations and warranties unless Catalytica or Holdings receive notice in writing from Worsley of Worsley’s claim under said indemnity on or before the eighteen (18) month anniversary of the Closing Date; provided, however, that such notice period shall not apply with respect to any indemnification claim resulting from fraud or intentional misrepresentation by Catalytica.

(c) Except as provided below, Catalytica and Holdings shall be obligated to indemnify Worsley as and to the extent set forth in Section 11.1(b) of this Agreement for breaches of representations and warranties under this Agreement only if the aggregate of all of their liability under such indemnity obligations in respect of any such breach of the representations and warranties hereunder exceeds the Basket. In addition, except as provided below, in no event shall the aggregate liability of Catalytica and Holdings with respect to such indemnity exceed the Cap. The Basket and Cap shall not apply with respect to any indemnification claims resulting from fraud or intentional misrepresentation by Catalytica or to the indemnity for the Worsley Guarantees under Section 11(b)(ii).  Notwithstanding anything to the contrary herein, in no event shall the aggregate liability of Catalytica and Holdings with respect to indemnity for the CoBank Guarantee pursuant to Section 11.1(b)(ii) exceed $2,000,000. For the avoidance of doubt, any liability in respect of the CoBank Guarantee in excess of $2,000,000 shall be borne solely by Worsley, and Worsley hereby agrees to indemnify and hold harmless Catalytica and Holdings and their Affiliates, directors, officers and employees from and against any and all Damages arising out of, resulting from or in any way related to such liability.

(d) Notwithstanding the foregoing, Catalytica and Holdings shall have the right in their discretion, in accordance with Section 9.10(a)(ii), to satisfy, in full or in part, any indemnification obligation set forth in Section 11.1(b) by either:

(i) paying cash to Worsley in an amount equal to: (q) the quotient obtained by dividing (A) the amount of the Damages for which indemnification is being made pursuant to Section 11.1(b) by (B) 0.415, less (r) the amount of such Damages (such amount, the “Adjusted Damages”); or

(ii) issuing to the Worsley Trust such number of shares of Holdings Common Stock equal to the quotient obtained by dividing (x) the Adjusted Damages by (y) $1.75, rounded up to the nearest whole share.

Notwithstanding anything to the contrary in this Agreement any payment by Catalytica or Holdings in respect of indemnification pursuant to Section 11.1(b)(ii) shall be made solely in cash. Any shares issued to the Worsley Trust pursuant to this Section 11.3(d)(ii) shall be considered “Registrable Securities” under the Registration Rights Agreement.

11.4 Indemnification Procedures.  For purposes of this Section 11.4, a Party making a claim for indemnity under Section 11.1 is hereinafter referred to as an “Indemnified Party” and the Party against whom such claim is asserted is hereinafter referred to as the “Indemnifying Party.” All claims by any Indemnified Party under Section 11.1 hereof shall be asserted and resolved in accordance with the following provisions. If any claim or demand for which an Indemnifying Party would be liable to an Indemnified Party is asserted against or sought to be collected from such Indemnified Party by such third party, said Indemnified Party shall with reasonable promptness notify in writing the Indemnifying Party of such claim or demand stating with reasonable specificity the circumstances of the Indemnified Party’s claim for indemnification; provided, however, that any failure to give such notice will not waive any rights of the Indemnified Party except to the extent the rights of the Indemnifying Party are actually prejudiced or to the extent that any applicable period set forth in Sections 11.2(b) or 11.3(b), as applicable, has expired without such notice being given. After receipt by the Indemnifying Party of such notice, then upon reasonable notice from the Indemnifying Party to the Indemnified Party, or upon the request of the Indemnified Party, the Indemnifying Party shall defend, manage and conduct any proceedings, negotiations or communications involving any claimant whose claim is the subject of the Indemnified Party’s notice to the Indemnifying Party as set forth above, and shall take all actions necessary, including the posting of such bond or other security as may be required by any Governmental Authority, so as to enable the claim to be defended against or resolved without expense or other action by the Indemnified Party. Upon request of the Indemnifying Party, the Indemnified Party shall, to the extent it may legally do so and to the extent that it is compensated in advance by the Indemnifying Party for any costs and expenses thereby incurred.

(i) take such action as the Indemnifying Party may reasonably request in connection with such action,

(ii) allow the Indemnifying Party to dispute such action in the name of the Indemnified Party and to conduct a defense to such action on behalf of the Indemnified Party, and

(iii) render to the Indemnifying Party all such assistance as the Indemnifying Party may reasonably request in connection with such dispute and defense.

11.5 Confidentiality.

(a) The Parties acknowledge that Catalytica and the Companies (through a parent entity) have previously executed a Confidentiality Agreement dated September 19, 2006 (the “Confidentiality Agreement”), which Confidentiality Agreement will continue in full force and effect in accordance with its terms and each of Catalytica, the Companies and Worsley will hold, and will cause its respective Representatives to hold, any Confidential Information (as defined in the Confidentiality Agreement) confidential in accordance with the terms of the Confidentiality Agreement.

(b) Prior to the Closing, Catalytica shall, and shall cause its Affiliates and its and their employees, agents, accountants, legal counsel and other representatives and advisers to, hold in strict confidence all, and not divulge or disclose any, information of any kind concerning Worsley or the Companies and their business; provided, however, that the foregoing obligation of confidence shall not apply to (i) information that is or becomes generally available to the public other than as a result of a disclosure by Catalytica or its Affiliates or any of its or their employees, agents, accountants, legal counsel or other representatives or advisers, (ii) information that is or becomes available to Catalytica or its Affiliates or any of its or their employees, agents, accountants, legal counsel or other representatives or advisers on a nonconfidential basis prior to its disclosure by Catalytica or its Affiliates or any of its or their employees, agents, accountants, legal counsel or other representatives or advisers and (iii) information that is required to be disclosed by Catalytica or its Affiliates or any of its or their employees, agents, accountants, legal counsel or other representatives or advisers as a result of any applicable law, rule or regulation of any Governmental Authority; and provided further that Catalytica promptly shall notify Worsley and the Companies of any disclosure pursuant to clause (iii) of this Section 11.5(b); and, provided, further, that the foregoing obligation of confidence shall not apply to the furnishing of information by Catalytica in bona fide discussions or negotiations with prospective lenders.

(c) The Companies and Worsley shall, and shall cause their respective Affiliates, employees, agents, accountants, legal counsel and other representatives and advisers to, hold in strict confidence all, and not divulge or disclose any, information of any kind concerning the transactions contemplated by this Agreement, the Companies, Catalytica or their respective businesses; provided, however, that the foregoing obligation of confidence shall not apply to (i) information that is or becomes generally available to the public other than as a result of a disclosure by any of the Companies, Worsley or any of their respective Affiliates, employees, agents, accountants, legal counsel or other representatives or advisers, (ii) information that is or becomes available to the Companies, Worsley or any of their respective Affiliates, employees, agents, accountants, legal counsel or other representatives or advisers after the Closing on a nonconfidential basis prior to its disclosure by the Companies, Worsley or any of their respective Affiliates, employees, agents, accountants, legal counsel or other representatives or advisers and (iii) information that is required to be disclosed by the Companies, Worsley or any of their respective Affiliates, employees, agents, accountants, legal counsel or other representatives or advisers as a result of any applicable law, rule or regulation of any Governmental Authority; and provided further that Worsley and the Companies shall promptly notify Catalytica of any disclosure pursuant to clause (iii) of this Section 11.5(c); and, provided, further, that the foregoing obligation of confidence shall not apply to the furnishing of information by the Companies and/or Worsley in bona fide discussions or negotiations with prospective lenders.

11.6 Brokers.  Regardless of whether the Closing shall occur, (i) Worsley and the Companies shall indemnify and hold harmless Catalytica from and against any and all liability for any brokers or finders’ fees arising with respect to brokers or finders retained or engaged by Worsley or the Companies in respect of the transactions contemplated by this Agreement, and (ii) Catalytica shall indemnify and hold harmless Worsley and the Companies from and against any and all liability for any brokers’ or finders’ fees arising with respect to brokers or finders retained or engaged by Catalytica in respect of the transactions contemplated by this Agreement.

11.7 Costs and Expenses.  Except as provided in Section 8.3(b), each of the Parties shall bear his or its own expenses incurred in connection with the negotiation, preparation, execution and closing of this Agreement and the transactions contemplated hereby, including any legal, accounting or investment banking fees and expenses (“Transaction Expenses”); provided, however, that the Parties acknowledge that the Companies shall be responsible for payment of Worsley’s reasonable Transaction Expenses, and shall reimburse Worsley for any payments by Worsley for such Transaction Expenses.

11.8 Notices.  Any notice, request, instruction, correspondence or other document to be given hereunder by any Party to another (herein collectively called “Notice”) shall be in writing and delivered personally or mailed by registered or certified mail, postage prepaid and return receipt requested, or by facsimile, as follows:

IF TO CATALYTICA, HOLDINGS OR MERGER SUB:

Catalytica Energy Systems, Inc.
301 W. Warner Road, Suite 132
Tempe, Arizona 85284
Attn: Chief Executive Officer
Telephone: (480) 556-5555
Facsimile: (480) 556-5500

With a copy to:

Donna M. Petkanics, Esq.
Bradley L. Finkelstein, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304
Telephone: (650) 493-9300
Facsimile: (650) 493-6811

IF TO THE COMPANIES AND/OR WORSLEY:

NZ Legacy, LLC
3418 N. Val Vista Drive
Tempe, Arizona 85213
Attn: Robert M. Worsley
Telephone: (480) 218-8880
Facsimile: (480) 718-7977

With a copy to:

Christopher D. Johnson, Esq.
Squire, Sanders & Dempsey L.L.P.
40 North Central Ave., Suite 2700
Phoenix, Arizona 85004
Telephone: (602) 528-4000
Facsimile: (602) 253-8129

Each of the above addresses for notice purposes may be changed by providing appropriate notice hereunder. Notice given by personal delivery or registered mail shall be effective upon actual receipt. Notice given by facsimile shall be effective upon actual receipt if received during the recipient’s normal business hours, or at the beginning of the recipient’s next normal business day after receipt if not received during the recipient’s normal business hours. All Notices by facsimile shall be confirmed by the sender thereof promptly after transmission in writing by registered mail or personal delivery. Anything to the contrary contained herein notwithstanding, notices to any Party shall not be deemed effective with respect to such Party until such Notice would, but for this sentence, be effective both as to such Party and as to all other Persons to whom copies are provided above to be given.

11.9 Governing Law.  The provisions of this Agreement and the documents delivered pursuant hereto shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state.

11.10 Jurisdiction.  Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought exclusively in the Delaware Court of Chancery and any state appellate court therefrom (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, in any federal court located in the State of Delaware or any Delaware state court), and each of the Parties hereby consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.

11.11 WAIVER OF JURY TRIAL.  EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT IT MAY LEGALLY AND EFFECTIVELY DO SO, TRIAL BY JURY IN ANY SUIT, ACTION OR PROCEEDING ARISING HEREUNDER.

11.12 Entire Agreement; Amendments and Waivers.  This Agreement, together with all exhibits and schedules attached hereto, constitutes the entire agreement between and among the Parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties, and there are no warranties, representations or other agreements between the Parties in connection with the subject matter hereof except as set forth specifically herein or contemplated hereby. No supplement, modification or waiver of this Agreement shall be binding unless executed in writing by the Party to be bound thereby. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (regardless of whether similar), nor shall any such waiver constitute a continuing waiver unless otherwise expressly provided. Notwithstanding anything to the contrary herein, on and after the Effective Time, no amendment, modification or waiver of, or supplement to, any provision of this Agreement shall be binding on Catalytica, Holdings or the Companies unless consented to in writing by the Special Committee.

11.13 Binding Effect and Assignment.  This Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns; but neither this Agreement nor any of the rights, benefits or obligations hereunder shall be assigned, by operation of law or otherwise, by any Party without the prior written consent of the other Party. Nothing in this Agreement, express or implied, is intended to confer upon any Person or entity other than the Parties and their respective permitted successors and assigns, any rights, benefits or obligations hereunder.

11.14 Remedies.  The rights and remedies provided by this Agreement are cumulative, and the use of any one right or remedy by any Party shall not preclude or constitute a waiver of its right to use any or all other remedies. Such rights and remedies are given in addition to any other rights and remedies a Party may have by law, statute or otherwise.

11.15 Exhibits and Schedules.  The exhibits and Schedules referred to herein are attached hereto and incorporated herein by this reference.

11.16 Specific Performance.  The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the

Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware).

11.17 Multiple Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.18 References and Construction.

(a) Whenever required by the context, and is used in this Agreement, the singular number shall include the plural and pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identification the Person may require. References to monetary amounts and specific named statutes are intended to be and shall be construed as references to United States dollars and statutes of the United States of the stated name, respectively, unless the context otherwise requires. The words “include,” “includes” and “including” when used in this Agreement shall be deemed in each case to be followed by the words “without limitation.” For purposes of this Agreement, “provided to Worsley,” “furnished to Worsley,” “made available to Worsley,” “delivered to Worsley” and “notified Worsley” (and the present tense of such phrases) shall mean provided, furnished to, made available to, delivered to and notified, respectively, any of R. Worsley, C. Worsley or the Worsley Trust.

(b) The provisions of this Agreement shall be construed according to their fair meaning and neither for nor against any Party irrespective of which Party caused such provisions to be drafted. Each of the Parties acknowledges that it has been represented by an attorney in connection with the preparation and execution of this Agreement.

11.19 Survival.  Any provision of this Agreement which contemplates performance or the existence of obligations after the Closing Date, and any and all representations and warranties set forth in this Agreement, shall not be deemed to be merged into or waived by the execution and delivery of the instruments executed at the Closing, but shall expressly survive Closing and shall be binding upon the Party or Parties obligated thereby in accordance with the terms of this Agreement, subject to any limitations expressly set forth in this Agreement.

11.20 Attorneys’ Fees.  In the event any suit or other legal proceeding is brought for the enforcement of any of the provisions of this Agreement, the Parties agree that the prevailing Party or Parties shall be entitled to recover from the other Party or Parties upon final judgment on the merits reasonable attorneys’ fees (and sales taxes thereon, if any), including attorneys’ fees for any appeal, and costs incurred in bringing such suit or proceeding.

ARTICLE XII

DEFINITIONS

Capitalized terms used in this Agreement are used as defined in this Article XII or elsewhere in this Agreement.

12.1 Affiliate.  The term “Affiliate” shall mean, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. The term “Control” as used in the preceding sentence means, with respect to a corporation, the right to exercise, directly or indirectly, more than 50% of the voting rights attributable to the shares of the controlled corporation and, with respect to any Person other than a corporation, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person.

12.2 Affiliated Group.  The term “Affiliated Group” shall mean any affiliated group within the meaning of Section 1504(a) of the Code or any similar group defined under a similar provision of state, local or foreign law.

12.3 Catalytica Corporate Employees.  The term “Catalytica Corporate Employees” shall mean Donna Escandon, Kevin Lane, Megan Meloni, Teri Novcaski, Phil Malone and Richard Weinroth.

12.4 Catalytica Employee Stock Purchase Plan.  The term “Catalytica Employee Stock Purchase Plan” shall mean the Catalytica Energy Systems, Inc. 2000 Employee Stock Purchase Plan.

12.5 Collateral Agreements.  The term “Collateral Agreements” shall mean any or all of the exhibits to this Agreement and any and all other agreements, instruments or documents required or expressly provided under this Agreement to be executed and delivered in connection with the transactions contemplated by this Agreement.

12.6 Companies.  The term “Companies” shall have the meaning set forth in the Preamble to this Agreement, and for purposes of Article X, shall also include any corporation that at any time has been a subsidiary of the Companies.

12.7 Contracts.  The term “Contracts,” when described as being those of or applicable to any Person, shall mean any and all contracts, agreements, franchises, understandings, arrangements, leases, licenses, registrations, authorizations, easements, servitudes, rights of way, mortgages, bonds, notes, guaranties, Liens, indebtedness, approvals or other instruments or undertakings to which such Person is a party or to which or by which such Person or the property of such Person is subject or bound, excluding any Permits.

12.8 Credit Agreement.  The term “Credit Agreement” shall mean that certain Credit Agreement dated as of September 1, 2006, among the Company, CoBank, ACB, as Administrative Agent, Collateral Agent and LC Issuer, and the financial institutions named therein.

12.9 Damages.  The term “Damages” shall mean any and all damages, liabilities, obligations, penalties, fines, judgments, claims, deficiencies, losses, costs, expenses and assessments (including income and other taxes, interest, penalties and attorneys’ and accountants’ fees and disbursements).

12.10 Environmental Laws.  The term “Environmental Laws” shall mean all applicable laws (including common laws), directives, guidance, rules, regulations, orders, treaties, statutes, and codes promulgated by any Governmental Authority which prohibit, regulate or control any Hazardous Material or any Hazardous Material Activity.

12.11 Financial Statements.  The term “Financial Statements” shall mean any or all of the financial statements, including balance sheets and related statements of income and statements of changes in financial position and the accompanying notes thereto, of the Companies’ businesses or Catalytica’s (including its Subsidiaries) business, as the case may be, prepared in accordance with GAAP consistently applied, except as may be otherwise provided herein.

12.12 GAAP.  “GAAP” means U.S. generally accepted accounting principles.

12.13 Governmental Authorities.  The term “Governmental Authorities” shall mean any nation or country (including the United States) and any commonwealth, territory or possession thereof and any political subdivision of any of the foregoing, including courts, departments, commissions, boards, bureaus, agencies, ministries or other instrumentalities.

12.14 Hazardous Material.  The term “Hazardous Material” shall mean all or any of the following: (a) substances, emissions, wastes, chemicals or pollutants that have been designated by Governmental Authorities to be” hazardous”, “toxic”, a “pollutant” radioactive”, ignitable”, “corrosive”, “reactive”, “carcinogenic”, a “reproductive toxin” or “EP toxic” or otherwise a danger to health or the environment; (b) oil, petroleum or petroleum derived substances, natural gas, natural gas liquids or synthetic gas and drilling fluids, produced waters and other wastes associated with the exploration, development or production of crude oil, natural gas or geothermal resources; (c) any flammable substances or explosives or any radioactive materials; and (d) asbestos in any form or oil or dielectric fluid containing levels of polychlorinated biphenyls in excess of fifty parts per million.

12.15 Hazardous Material Activity.  The term Hazardous Material Activity” shall mean the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, remediation, release, exposure of others to, sale, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material, or product manufactured with Ozone depleting substances, including any required labeling, payment of waste fees or charges (including so-called e-waste fees) and compliance with any recycling, product take-back or product content requirements.

12.16 Inventory.  The term “Inventory” shall mean all goods, merchandise and other personal property owned and held for sale, and all raw materials, works-in-process, materials and supplies of every nature which contribute to the finished products of the Companies or Catalytica (including its Subsidiaries), as the case may be, in the ordinary course of its business, specifically excluding, however, damaged, defective or otherwise unsaleable items.

12.17 Knowledge of Catalytica.  The term “Knowledge of Catalytica” shall mean the actual knowledge of any of the directors, officers or managerial personnel of Catalytica and/or its Subsidiaries, with respect to the matter in question, and such knowledge such directors, officers or managerial personnel of Catalytica or such Subsidiary, as the case may be, reasonably should have obtained upon diligent investigation and inquiry into the matter in question (but excluding any duty to perform any testing or sampling).

12.18 Knowledge of the Companies.  The term “Knowledge of the Companies” shall mean the actual knowledge of Worsley or any of the directors, officers or managerial personnel of the Companies, with respect to the matter in question, and such knowledge as Worsley or any of the directors, officers or managerial personnel of the Companies, reasonably should have obtained upon diligent investigation and inquiry into the matter in question (but excluding any duty to perform any testing or sampling).

12.19 Legal Requirements.  The term “Legal Requirements,” when described as being applicable to any Person, shall mean any and all laws including Environmental Laws (statutory, judicial or otherwise), ordinances, regulations, judgments, orders, directives, injunctions, writs, decrees or awards of, and any Contracts with, any Governmental Authority, in each case as and to the extent applicable to such Person or such Person’s business, operations or properties and, as they relate to the consummation of the transactions contemplated by this Agreement, the Hart-Scott-Rodino Antitrust Improvements Act and any other applicable antitrust laws, rules and regulations.

12.20 Material Adverse Effect.  The term “Material Adverse Effect”, when used in connection with an entity, means any change, event, violation, inaccuracy, circumstance or effect (any such item, an “Effect”), individually or when taken together with all other Effects that have occurred prior to the date of determination of the occurrence of the Material Adverse Effect, that is or would be (i) materially adverse to the business, assets (including intangible assets), financial condition or results of operations of such entity taken as a whole with its Subsidiaries or (ii) materially impedes the ability of such entity to consummate the transactions contemplated by this Agreement in accordance with the terms hereof and applicable Legal Requirements; provided, however, that, for purposes of clause (i) above, in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been or will be, a Material Adverse Effect on any entity: (A) any Effect resulting from compliance with the terms and conditions of this Agreement or actions taken at the express request of the other party to this Agreement, (B) (x) any loss of or adverse impact on relationships with employees, customers, suppliers or distributors, (y) any delays in or cancellations of orders for the products or services of such entity and (z) any reduction in revenues, in each case to the extent attributable to the announcement or pendency of this Agreement or the transactions contemplated thereby, (C) any change in such entity’s stock price or trading volume, in and of itself, (D) failure to meet revenue or earnings projections, in and of itself, for any period ending (or for which earnings are released) on or after the date hereof (provided that the exception in this clause (D) shall not apply to the facts and circumstances underlying any such failure to the extent such facts and circumstances are not otherwise excluded pursuant to the preceding clauses (A) through (C) or the following clauses (E) through (G)), (E) any Effect resulting from changes affecting any of the industries in which such entity operates generally or the United States economy generally (except to the extent such changes disproportionately affect such entity), (F) any Effect resulting from changes affecting general worldwide economic or capital market conditions (except to the extent such changes disproportionately affect such entity), or (G) stockholder class action or derivative litigation arising from allegations of breach of fiduciary duty relating to this Agreement or false or misleading public disclosure (or omission) in connection with this Agreement (provided that the exception in this clause (G) shall not apply to the facts and circumstances underlying any allegation of false or misleading public disclosure (or omission) in connection with this Agreement). Without limiting the generality of the foregoing, the occurrence of any one of the following shall constitute a Material Adverse Effect with respect to the Companies: (i) there shall exist or have occurred an Effect, individually or when taken together with all other Effects that have occurred prior to the date of determination of the occurrence of the Material Adverse Effect, that materially and for the foreseeable future impairs, or would reasonably be expected to materially and for the foreseeable future impair, achievement of Commercial Operation (as defined in the Credit

Agreement), or (ii) R. Worsley shall have died or become incapacitated or disabled (in the case of disability, such that R. Worsley is unable to perform his obligations, or cause the Companies to perform their respective obligations under this Agreement or the Project Documents, and such disability is continuing and would reasonably be expected to continue for a period of not less than ninety (90) days).

12.21 Party.  The term “Party” shall mean each of Catalytica, the Companies and Worsley, as applicable.

12.22 Permits.  The term “Permits” shall mean any and all permits, rights, approvals, licenses, authorizations, legal status, orders or Contracts under any Legal Requirement or otherwise granted by any Governmental Authority.

12.23 Person.  The term “Person” shall mean any individual, partnership, joint venture, firm, corporation, association, limited liability company, trust or other enterprise or any governmental or political subdivision or any agency, department or instrumentality thereof.

12.24 Plant.  The term “Plant” shall mean the approximately 24 MW biomass-fired power generation plant under construction at an existing Abitibi Consolidated papermill near Snowflake, Navajo County, Arizona.

12.25 Power Purchase Agreements.  The term “Power Purchase Agreements” shall mean (i) the Second Amended and Restated Renewable Energy Purchase and Sale Agreement dated August 18, 2006 by and between Snowflake and Salt River Project Agricultural Improvement and Power District (the “SRP Power Purchase Agreement”), and (ii) the EEI Master Power Purchase and Sale Agreement dated September 6, 2005 by and between Snowflake and Arizona Public Service Company, together with the Amended and Restated Transaction Confirmation dated August 16, 2006.

12.26 Product.  The term “Product” shall mean each product, repair process or service under development, developed, manufactured, licensed, distributed or sold by the Companies or Catalytica (including its Subsidiaries), as the case may be, and any other products in which such Party has any proprietary rights or beneficial interest.

12.27 Project.  The term “Project” shall mean the Plant and the fuel and timber procurement, processing, transportation, storage and sales (in the case of timber) business of the Companies.

12.28 Project Costs.  The term “Project Costs” shall mean the Project Costs (as defined in the Credit Agreement), and for the avoidance of doubt, shall include any and all operating and other costs (including, without limitation, the cost of, or cost to procure, feed stock, testing, payroll and related benefits, insurance, gas, lubes, financing fees and interest costs, other soft costs, and investment in any Companies-related entities but excluding depreciation) necessary to achieve Commercial Operation (as defined in the Credit Agreement) and offset by any revenues generated by sales of electricity and logging activities.

12.29 Project Documents.  The term “Project Documents” shall mean (i) the Credit Agreement, (ii) the Power Purchase Agreements, (iii) the Ground Lease Agreement dated September 14, 2005 by and between Abitibi-Consolidated Sales Corp. and Snowflake, (iv) the Biomass Supply and Services Agreement dated June 1, 2006 by and between Snowflake and Renegy, (v) the Service Agreement for Firm Point-To-Point Transmission Service Umbrella Short-Term dated July 10, 2006 by and between Arizona Public Service Company and Snowflake, and (vi) any other agreement or document relating to the financing, development, construction or operation of the Plant to which any of the Companies or Worsley is a party.

12.30 Properties.  The term “Properties” shall mean any and all properties and assets (real, personal or mixed, tangible or intangible) owned or Used by the Companies or Catalytica (including its Subsidiaries), as the case may be.

12.31 Real Property.  The term “Real Property” shall mean the real property Used by the Companies or Catalytica (including its Subsidiaries), as the case may be, in the conduct of its business.

12.32 Regulations.  The term “Regulations” shall mean any and all regulations promulgated by the Department of the Treasury pursuant to the Internal Revenue Code.

12.33 Representatives.  The term “Representatives” shall mean, collectively, any Person’s officers, general or limited partners (if applicable), directors, authorized employees, Affiliates, agents, attorneys or other advisors or representatives.

12.34 SEC.  The term “SEC” shall mean the United States Securities and Exchange Commission.

12.35 Subsidiary.  The term “Subsidiary” shall mean any Person of which a majority of the outstanding voting securities or other voting equity interests are owned, directly or indirectly.

12.36 Tax or Taxes.  The term “Tax” or, collectively, “Taxes” shall mean (i) any and all U.S. federal, state, local and non-U.S. taxes, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts, (ii) any liability for the payment of any amounts of the type described in clause (i) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, and (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) of this definition as a result of any express or implied obligation to indemnify any other Person or as a result of any obligations under any agreements or arrangements with any other Person with respect to such amounts and including any liability for taxes of a predecessor or transferor entity.

12.37 Tax Return.  The term “Tax Return” shall mean any return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto and including any amendment thereof; provided, however, with respect to the federal and state income Tax Returns for Companies, such Tax returns shall mean the Worsley filed federal income tax Schedule C with respect to that Company.

12.38 Trading Day.  The term “Trading Day” shall mean a day on which Catalytica Common Stock or Holdings Common Stock, as applicable, is traded on the NASDAQ Global Market or NASDAQ Capital Market, or other public securities market.

12.39 Used.  The term “Used” shall mean, with respect to the Properties, Contracts or Permits of a Party, those owned, leased, licensed or otherwise held by such Party which were acquired for use or held for use by such Party in connection with such Party’s business and operations, whether or not reflected on such Party’s books of account.

IN WITNESS WHEREOF, the Parties have executed this Contribution and Merger Agreement as of the date first written above.

CATALYTICA ENERGY SYSTEMS, INC.

By:	/s/ Robert W. Zack
Name: Robert W. Zack

Title:	CEO/CFO

RENEGY HOLDINGS, INC.

By:	/s/ Robert W. Zack
Name: Robert W. Zack

Title:	CEO/CFO

SNOWFLAKE ACQUISITION CORPORATION

By:	/s/ Robert W. Zack
Name: Robert W. Zack

Title:	CEO/CFO

RENEGY, LLC

By:	/s/ Robert M. Worsley
Name: Robert M. Worsley

Title:	Manager

RENEGY TRUCKING, LLC

By:	/s/ Robert M. Worsley
Name: Robert M. Worsley

Title:	Manager

SNOWFLAKE WHITE MOUNTAIN POWER, LLC

By:	/s/ Robert M. Worsley
Name: Robert M. Worsley

Title:	Manager

ROBERT M. WORSLEY

/s/  Robert M. Worsley

CHRISTI M. WORSLEY

/s/  Christi M. Worsley

ROBERT M. WORSLEY AND CHRISTI M. WORSLEY REVOCABLE TRUST

By:	/s/ Robert M. Worsley
Name: Robert M. Worsley

Title:	Trustee

By:	/s/ Christi M. Worsley
Name: Christi M. Worsley

Title:	Trustee

[Signature Page to Contribution and Merger Agreement]

AMENDMENT NO. 1 TO CONTRIBUTION AND MERGER AGREEMENT

This Amendment No. 1 to Contribution and Merger Agreement (this “Amendment”) is made and entered into as of August 9, 2007, by and among (i) Catalytica Energy Systems, Inc., a Delaware corporation (“Catalytica”), (ii) Renegy Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of Catalytica (“Holdings”), (iii) Snowflake Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Holdings (“Merger Sub”), (iv) Renegy, LLC, an Arizona limited liability company (“Renegy”), (v) Renegy Trucking, LLC, an Arizona limited liability company (“Renegy Trucking”), (vi) Snowflake White Mountain Power, LLC, an Arizona limited liability company (“Snowflake” and, together with Renegy and Renegy Trucking, the “Companies”), (vii) Robert M. Worsley (“R. Worsley”), (viii) Christi M. Worsley (“C. Worsley”) and (ix) the Robert M. Worsley and Christi M. Worsley Revocable Trust (the “Worsley Trust” and, together with R. Worsley and C. Worsley, “Worsley”). All capitalized terms not otherwise defined herein shall have the meanings set forth in that certain Contribution and Merger Agreement (the “Agreement”) dated as of May 8, 2007 by and among Catalytica, Holdings, Merger Sub, the Companies and Worsley.

WHEREAS, Section 2.13 of the Agreement provides that the Per Share Merger Consideration may be adjusted, prior to the mailing of the Proxy Statement/Prospectus to Catalytica’s stockholders, by the approval of the Board of Directors of Catalytica of an amendment to the Agreement, subject to the prior written approval of R. Worsley, which approval shall not be unreasonably withheld, conditioned or delayed, and which amendment shall be executed by all parties to the Agreement.

WHEREAS, the Board of Directors of Catalytica and R. Worsley have each approved of this Amendment to adjust the Per Share Merger Consideration.

WHEREAS, all the parties to the Agreement desire to amend the Agreement to adjust the Per Share Merger Consideration, with the intent that Holdings be able to comply with the minimum share price requirement for initial listing on the NASDAQ Global Market, and to make certain other changes.

NOW, THEREFORE, in consideration of the foregoing, the parties hereto agree as follows:

1. Sections 1.2(a)(i) and (ii) of the Agreement are hereby amended and restated in their entirety to read as follows:

“(i) 3,774,048 shares of Holding Common Stock (as hereinafter defined) (the “Contribution Shares”), subject to adjustment pursuant to Section 2.13; and

(ii) warrants to purchase up to 2,473,023 shares of Holding Common Stock (the maximum number of shares issuable under the Warrants, the “Warrant Shares”) in the form set forth on Exhibit B hereto (“Warrants”), subject to adjustment pursuant to Section 2.13.  The Warrants shall have an initial per share exercise price equal to $16.38 (the “Warrant Exercise Price”), subject to adjustment pursuant to Section 2.13 and as set forth in the Warrants. The Parties hereby mutually agree that the fair market value of the Warrants as of the Closing Date for Federal and state income tax reporting shall be the fair market value as determined by an independent appraiser to be mutually agreed to by the Parties, and that such amount shall be reported by all Parties for such purposes as taxable boot under Section 351(b) of the Code.”

2. The last sentence of Section 1.2(b) of the Agreement is hereby amended and restated in its entirety to read as follows:

“Any reduction of the Contribution Consideration pursuant to this Section 1.2(b) shall be effected by reducing the number of Contribution Shares by an amount (subject to adjustment pursuant to Section 2.13) equal to the quotient obtained by dividing (i) the amount by which the Closing Date Indebtedness exceeds the sum of (A) the Trade Payables, (B) the Excluded Indebtedness, (C) the Capital Lease Amounts, (D) the Transaction Expenses and (D) the Transfer Taxes (in the case of clauses (A) and (B), subject to the $53,250,000 cap described above), by (ii) $12.25.”

3. The first sentence of Section 2.7(d) of the Agreement is hereby amended and restated in its entirety to read as follows:

“Each share of outstanding Catalytica Common Stock (other than shares that are canceled pursuant to Section 2.7(c) and Dissenting Shares (as defined in Section 6.13(i)(i)) shall be converted into the right to receive from Holdings one-seventh (1/7th) of a share of Holdings Common Stock, subject to adjustment pursuant to Section 2.13 (the “Per Share Merger Consideration”).”

4. Section 11.2(d)(ii) of the Agreement is hereby amended and restated in its entirety to read as follows:

“tendering to Holdings such number of shares of Holdings Common Stock that is equal to the quotient obtained by dividing (A) the amount of the Damages for which indemnification is being made pursuant to Section 11.1(a) by (B) $12.25, rounded up to the nearest whole share.”

5. Section 11.3(d)(ii) of the Agreement is hereby amended and restated in its entirety to read as follows:

“issuing to the Worsley Trust such number of shares of Holdings Common Stock equal to the quotient obtained by dividing (x) the Adjusted Damages by (y) $12.25, rounded up to the nearest whole share.”

6. In accordance with Section 2.13 of the Agreement, the form of Warrant, attached as Exhibit B to the Agreement, is hereby amended to reflect the following adjustments resulting from the adjustment to the Per Share Merger Consideration pursuant to this Amendment: (i) the Warrants (as defined in the Warrant) shall be exercisable for an aggregate of 2,473,023 shares of Common Stock (as defined in the Warrant) at an exercise price of $16.38 per share (each as may be further adjusted pursuant to the terms of the Warrant or the Agreement), (ii) the number of Warrants (as defined in the Warrant) that shall vest pursuant to Section 9(a) of the Warrant shall be 824,341 (as may be further adjusted pursuant to the terms of the Warrant or the Agreement), (iii) the number of Warrants (as defined in the Warrant) that will vest pursuant to Section 9(b) of the Warrant is 824,341 (as may be further adjusted pursuant to the terms of the Warrant or the Agreement), (iv) the number of Warrants (as defined in the Warrant) that will vest pursuant to Section 9(c) of the Warrant is 824,341 (as may be further adjusted pursuant to the terms of the Warrant or the Agreement), and (v) all references to “5,000” set forth in Sections 2.1(a), 2.1(b), 5 and 6.2 of the Warrant are hereby amended to be references to “700.”

7. Article IV, Section 1 of the certificate of incorporation of Holdings to be effective as of the Closing, the form of which is attached as Exhibit E to the Agreement, is hereby amended and restated in its entirety to read as follows:

“1. Total Capital Authorized.1

The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is Forty-Four Million Five Hundred Thousand (44,500,000) shares, comprised of Forty-Three Million (43,000,000) shares of Common Stock with a par value of $0.001 per share (the “Common Stock”) and One Million Five Hundred Thousand (1,500,000) shares of Preferred Stock with a par value of $0.001 per share (the “Preferred Stock”).

[1]	Share numbers are subject to adjustment pursuant to the Contribution and Merger Agreement.”

8. Except as specified in this Amendment, all terms and conditions of the Agreement shall continue in full force and effect, and any references therein to the Agreement shall refer to the Agreement as amended by this Amendment.

9. This Amendment may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date set forth above.

CATALYTICA ENERGY SYSTEMS, INC.

By:	/s/ Robert W. Zack
Name: Robert W. Zack

Title:	CEO/CFO

RENEGY HOLDINGS, INC.

By:	/s/ Robert W. Zack
Name: Robert W. Zack

Title:	CEO/CFO

SNOWFLAKE ACQUISITION CORPORATION

By:	/s/ Robert W. Zack
Name: Robert W. Zack

Title:	CEO/CFO

RENEGY, LLC

By:	/s/ Robert M. Worsley
Name: Robert M. Worsley

Title:	Manager

RENEGY TRUCKING, LLC

By:	/s/ Robert M. Worsley
Name: Robert M. Worsley

Title:	Manager

SNOWFLAKE WHITE MOUNTAIN
POWER, LLC

By:	/s/ Robert M. Worsley
Name: Robert M. Worsley

Title:	Manager

ROBERT M. WORSLEY

/s/  Robert M. Worsley

CHRISTI M. WORSLEY

/s/  Christi M. Worsley

ROBERT M. WORSLEY AND CHRISTI M.
WORSLEY REVOCABLE TRUST

By:	/s/ Robert M. Worsley
Name: Robert M. Worsley

Title:	Trustee

By:	/s/ Christi M. Worsley
Name: Christi M. Worsley

Title:	Trustee

Annex B

May 2, 2007
Board of Directors
Catalytica Energy Systems, Inc.
c/o Robert W. Zack
301 West Warner Road, Suite 132
Tempe, Arizona 85284

Dear Members of the Board of Directors:

Catalytica Energy Systems, Inc. (“Catalytica” or the “Company”), a Delaware corporation, and Renegy. LLC, an Arizona limited liability company (“Renegy”), Renegy Trucking, LLC, an Arizona limited liability company (“Renegy Trucking”), and Snowflake White Mountain Power, LLC, an Arizona limited liability company (“SWMP”, and collectively with Renegy and Renegy Trucking, the “Renegy Entities”) propose to enter into a transaction (the “Proposed Transaction”) pursuant to which (i) Catalytica will be merged with a newly-formed Delaware corporation (“Merger Sub”) and the Catalytica stockholders will receive shares of common stock in the parent of Merger Sub, a newly-formed Delaware corporation (“Holdings”), and (ii) the Renegy Entities will be contributed to Holdings in exchange for common stock of Holdings and warrants to purchase shares of common stock in Holdings. Following the consummation of the Proposed Transaction, Catalytica and the Renegy Entities would be wholly owned subsidiaries of Holdings, which will be a publicly traded company.

As consideration for the merger and contribution in the Proposed Transaction, Holdings will issue (i) 18,585,918 shares of common stock, representing 41.1 percent of Holdings’ fully diluted shares outstanding, to Catalytica’s stockholders, (ii) 26,418,334 shares of common stock, representing 58.5 percent of Holdings’ fully diluted shares outstanding, to the member of the Renegy Entities, and (iii) warrants exercisable into 17,311,156 shares of common stock in Holdings (the “Warrants”) to the member of the Renegy Entities. The existing options of Catalytica will be converted into options exercisable into Holdings’ common stock. The Warrants would be exercisable into common stock in Holdings at an exercise price of $2.34 per share, will vest based on the Company attaining three operating milestones, and will have terms of the greater of four years or two years after vesting. The Proposed Transaction will result in the member of Renegy Entities owning approximately 58.5 percent of the outstanding common stock of Holdings on a fully diluted basis and approximately 70.0 percent of the outstanding common stock of Holdings assuming the conversion of the Warrants into common stock. You have retained Howard Frazier Barker Elliott, Inc. (“HFBE”) to render an opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Proposed Transaction to the existing common stockholders of Catalytica.

As part of our financial advisory activities, HFBE engages in the valuation of businesses and securities in connection with mergers and acquisitions, private placements, and valuations for estate, corporate and other purposes. We are experienced in these activities and have performed assignments similar in nature to that requested by you on numerous occasions.

In rendering our written opinion, HFBE has reviewed certain information furnished by Catalytica and the Renegy Entities and reviewed other publicly available information regarding Catalytica. Among other things, HFBE has:

•	reviewed the draft Contribution and Merger Agreement (the “Agreement”) dated April 26, 2007 concerning the Proposed Transaction;

Board of Directors
Catalytica Energy Systems, Inc.
May 2, 2007

•	reviewed the Letter of Intent dated January 22, 2007 concerning the Proposed Transaction;

•	reviewed Catalytica’s audited financial statements and related financial information on Form 10-K for the fiscal years ended December 31, 2001 through December 31, 2006;

•	reviewed financial projections for the years ending December 31, 2007 through December 31, 2012 for Catalytica as prepared by management of Catalytica;

•	reviewed draft audited financial statements for the Renegy Entities for the years ended December 31, 2004 through 2006;

•	reviewed 20-year projections for SWMP as prepared by SWMP management;

•	reviewed projections for the years ending December 31, 2007 through December 31, 2008 for Renegy LLC and Renegy Trucking LLC;

•	reviewed Power Purchase Agreements entered into between both (i) Arizona Public Service Company and (ii) Salt River Project Agricultural Improvement and Power District and SWMP;

•	conducted discussions with members of senior management of Catalytica and the Renegy Entities concerning their respective businesses and prospects;

•	reviewed the Independent Engineer Due Diligence Review prepared by Stone & Webster Management Consultants, Inc. as of September 8, 2006:

•	reviewed the Fuel Supply Review prepared by HDR Engineering (“HDR”) as of September 7, 2006 and updated as of March 10, 2007;

•	reviewed the Work Breakdown Structure (“WBS”) Report for SWMP prepared by SWMP management as of February 28, 2007;

•	reviewed the lease agreement between a wholly owned subsidiary of Abitibi Consolidated, Inc. and SWMP dated 2005;

•	reviewed the Construction Assessment and Design Component Overview prepared by Cummins & Barnard, Inc. as of March 2007;

•	analyzed the historical market prices and trading activity for Catalytica’s common stock; and

•	reviewed such other matters as HFBE deemed necessary, including an assessment of general economic, market and monetary conditions.

In preparing our Opinion, HFBE has relied on the accuracy and completeness of all information supplied or otherwise made available to HFBE by Catalytica and the Renegy Entities. HFBE has assumed that the projections of Catalytica and the Renegy Entities used in rendering our Opinion have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Catalytica and the Renegy Entities and/or their respective consultants. We have been informed that the financial statements of Catalytica and the Renegy Entities described above are the only financial statements of Catalytica and the Renegy Entities that are currently available. HFBE has not independently verified such information or assumptions, including any financial forecasts.

HFBE has assumed that there has been no material change in the Company’s financial condition, results of operations, business or prospects since the date of the last financial statements made available to HFBE. HFBE has not been requested to make and has not made any independent appraisal of any of the assets, properties or liabilities (contingent or otherwise) of Catalytica or the Renegy Entities. Furthermore, HFBE has not undertaken an independent analyses of any potential or actual litigation, regulatory action, possible unasserted claims or other

Board of Directors
Catalytica Energy Systems, Inc.
May 2, 2007

contingent liabilities, to which Catalytica or the Renegy Entities were or might become a party or was or might become subject, or any governmental investigation of any possible unasserted claims or other contingent liabilities to which Catalytica or the Renegy Entities were or might become a party or was or might become subject. In rendering our Opinion, HFBE has not performed any procedures or analysis regarding the potential environmental liabilities of Catalytica or the Renegy Entities, nor has HFBE considered the impact of changes in the regulatory environment in which Catalytica and the Renegy Entities operate.

HFBE has relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Agreement and all other related documents and instruments were true and correct in all material respects, (b) each party to the Agreement would fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Proposed Transaction would be satisfied in all material respects without waiver thereof, and (d) the Proposed Transaction would be consummated in a timely manner in accordance with the terms described in the Agreement provided to HFBE. HFBE also relied upon and assumed without independent verification that all governmental regulatory, and other consents and approvals necessary for the consummation of the Proposed Transaction would be obtained and that no delay, limitations, restrictions or conditions would be imposed that would result in the disposition of any material portion of the assets of Catalytica or the Renegy Entities, or otherwise have an adverse effect on Catalytica, the Renegy Entities, or any expected benefits of the Proposed Transaction.

HFBE was not requested to, and did not, (a) initiate any discussions with, or solicit any indications of interest from third parties with respect to the Proposed Transaction or any alternatives to the Proposed Transaction, (b) negotiate the terms of the Proposed Transaction, or (c) advise the Board of Directors of Catalytica or any other party with respect to alternatives to the Proposed Transaction. Our Opinion is necessarily based on financial, economic, market and other conditions as in effect on and the information made available to HFBE as of the date of our Opinion.

The Opinion of HFBE was undertaken at the sole behest of and for the sole benefit of the Board of Directors of Catalytica, which we understand has been constituted and empowered to consider and pass upon the Proposed Transaction. To the extent a vote of the Company’s stockholders is required or sought, HFBE’s Opinion does not constitute a recommendation to any stockholder of the Company as to how any such stockholder should vote on the Proposed Transaction.

HFBE has not been requested to opine as to, and the Opinion does not address (i) the underlying business decision of the management and Board of Directors of Catalytica, its securities holders or any other party to proceed with or effect the Proposed Transaction, (ii) the fairness of any portion or aspect of the Proposed Transaction not expressly addressed in our Opinion, (iii) the relative merits of the Proposed Transaction as compared to any alternative business strategies that might exist for Catalytica or any other party or the effect of any other transaction in which Catalytica or any other party might engage, (iv) the solvency, creditworthiness or fair value of Catalytica, the Renegy Entities, or any other participant in the Proposed Transaction under any applicable laws relating to bankruptcy, insolvency or similar matters, or (v) whether or not the consideration to be received pursuant to the Proposed Transaction is the highest or best price that could be obtained in such transaction. No opinion, counsel or interpretation was intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, HFBE has relied, with Catalytica’s consent, on advice of the outside counsel and the independent accountants to Catalytica and on the assumptions of the management of Catalytica, as to all legal, regulatory, accounting, insurance and tax matters with respect to Catalytica and the Proposed Transaction. HFBE also has assumed that the final terms of the merger agreements governing the Proposed Transaction will not vary materially from those described in the merger agreements or relevant terms described in our Opinion, as provided to HFBE.

The estimates contained in HFBE’s analyses and the reference valuation ranges indicated by any particular analysis are illustrative and not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, the analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be purchased or sold, which may depend on a variety of factors, many of which are beyond the control of the Company and HFBE. Much of the information used in, and accordingly the results of, HFBE’s analyses are inherently subject to substantial uncertainty and, therefore, none of Catalytica, HFBE, or other parties related to the Proposed Transaction or any other person assumes any responsibility if future results are different from those estimated or indicated. HFBE expresses no opinion herein as to the prices at which the Company’s common stock will trade following the issuance of shares and the Warrants to the member of the Renegy Entities in the Proposed Transaction.

The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to the partial analysis or summary description. Furthermore, in arriving at our Opinion, HFBE has not attribute any particular weight to any analysis or factor considered by it, but rather has made qualitative judgments as to the significance and relevance of each analysis or factor. Accordingly, HFBE believes that our analysis must be considered as a whole and that considering any portion of such analysis and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its opinion, in our analyses, HFBE has made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of the Company or the Renegy Entities. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values which may be significantly more or less favorable than as set forth therein.

Neither HFBE nor our employees have any present or contemplated future interest in the Company or the Renegy Entities which might tend to prevent us from rendering a fair and unbiased opinion.

Subject to and based upon the foregoing, it is our opinion that, as of the date of this letter, the Proposed Transaction is fair, from a financial point of view, to the existing common stockholders of Catalytica.

Sincerely,

HOWARD FRAZIER BARKER ELLIOTT, INC.

August 6, 2007
Board of Directors
Catalytica Energy Systems, Inc.
c/o Robert W. Zack
301 West Warner Road, Suite 132
Tempe, Arizona 85284

Dear Members of the Board of Directors:

The purpose of this letter is to amend that certain opinion letter dated May 2, 2007, provided by HFBE and addressed to the Board of Directors of Catalytica Energy Systems, Inc. The fourth paragraph of the third page of the opinion letter currently reads:

The Opinion of HFBE was undertaken at the sole behest of and for the sole benefit of the Board of Directors of Catalytica, which we understand has been constituted and empowered to consider and pass upon the Proposed Transaction. To the extent a vote of the Company’s stockholders is required or sought, HFBE’s Opinion does not constitute a recommendation to any stockholder of the Company as to how any such stockholder should vote on the Proposed Transaction.

This paragraph is hereby amended and restated in its entirety to read as follows:

It is understood that this letter is for the information of the Board of Directors of Catalytica and may not be used for any other purpose without the prior written consent of HFBE, except that this opinion may be included in its entirety in any filing made by Catalytica with the Securities and Exchange Commission in connection with the Merger. In addition, this opinion does not address the prices at which the common stock of Catalytica will trade following the consummation of the Merger, and HFBE expresses no opinion or recommendation as to how the stockholders of Catalytica should vote with respect to the Merger.

Sincerely,

Howard Frazier Barker Elliott, Inc.

Annex C

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
RENEGY HOLDINGS, INC.

Renegy Holdings, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), certifies that:

A. The name of the Corporation is Renegy Holdings, Inc. The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on May 1, 2007.

B. This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware and restates, integrates and further amends the provisions of the Corporation’s Certificate of Incorporation.

C. The text of the Certificate of Incorporation is amended and restated to read as set forth in EXHIBIT A attached hereto.

IN WITNESS WHEREOF, Renegy Holdings, Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by [insert name of officer], a duly authorized officer of the Corporation, on [insert date].

[insert name],
[insert title]

EXHIBIT A

ARTICLE I

The name of the corporation is Renegy Holdings, Inc. (the “Corporation”).

ARTICLE II

The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at the foregoing address is The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (“DGCL”), as the same exists or as may hereafter be amended from time to time.

ARTICLE IV

1.  Total Capital Authorized.1

The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is Forty-Four Million Five Hundred Thousand (44,500,000) shares, comprised of Forty-Three Million (43,000,000) shares of Common Stock with a par value of $0.001 per share (the “Common Stock”) and One Million Five Hundred Thousand (1,500,000) shares of Preferred Stock with a par value of $0.001 per share (the “Preferred Stock”).

2.	Preferred Stock.

The Preferred Stock may be issued in one or more series at such time or times and for such consideration or considerations as the Board of Directors of the Corporation may determine. Each series shall be so designated as to distinguish the shares thereof from the shares of all other series and classes. Except as may be expressly provided in this Amended and Restated Certificate of Incorporation, including any certificate of designations for a series of Preferred Stock, different series of Preferred Stock shall not be construed to constitute different classes of shares for the purpose of voting by classes.

The Board of Directors of the Corporation is expressly authorized, subject to the limitations prescribed by law and the provisions of this Amended and Restated Certificate of Incorporation, to provide for the issuance of all or any shares of Preferred Stock, in one or more series, each with such designations, preferences, voting powers (or no voting powers), relative, participating, optional or other special rights and privileges and such qualifications, limitations or restrictions thereof as shall be stated in the resolution or resolutions adopted by the Board of Directors to create such series, and a certificate of designations setting forth a copy of said resolution or resolutions shall be filed in accordance with the DGCL. The authority of the Board of Directors with respect to each series of Preferred Stock shall include without limitation of the foregoing the right to specify the number of shares of that series and to authorize an increase or decrease in such number of shares and the right to provide that the shares of each series may be: (a) subject to redemption at such time or times and at such price or prices; (b) entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in relation to, the dividends payable on any other class or classes or any other series; (c) entitled to such rights upon the dissolution of, or upon any distribution of the assets of, the Corporation; (d) convertible into, or exchangeable for, shares of any other class or classes of stock, or of any other series of the same or any other class or classes of stock of the Corporation at such price or prices or at such rates of exchange and with such adjustments, if any; (e) entitled to the benefit of such limitations, if any, on the issuance of additional shares of such series or shares

1 Share numbers are subject to adjustment pursuant to the Contribution and Merger Agreement.

of any other series of Preferred Stock; or (f) entitled to such other preferences, powers, qualifications, rights and privileges, all as the Board of Directors of the Corporation may deem advisable and as are not inconsistent with law and the provisions of this Amended and Restated Certificate of Incorporation. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the shares of Common Stock, without a vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of such holder is required pursuant to the terms of any Preferred Stock designation.

3.	Required Approval.

Prior to the End Date (as defined in Article VII below), any action taken by the Board of Directors to authorize the issuance of any Common Stock or Preferred Stock shall, in addition to any vote or approval of the directors otherwise required, require the affirmative vote of at least one of the Class II directors; provided, however, that this Section 3 shall not apply to any action taken by the Board of Directors (or a committee thereof or an officer of the Corporation pursuant to Section 157(c) of the DGCL) to authorize the issuance of Common Stock and options, warrants or other rights to purchase Common Stock issued to employees, officers or directors of, or consultants or advisors to the Corporation or any subsidiary pursuant to stock grants, option plans, purchase plans, restricted stock purchase agreements or any other employee stock incentive programs or arrangements approved by the Board of Directors or upon exercise of options, warrants or other rights granted to such parties pursuant to any such grant, plan, agreement, program or arrangement.

ARTICLE V

All preferences, voting powers, relative, participating, optional or other special rights and privileges, and restrictions of the Common Stock are expressly made subject and subordinate to those that may be fixed with respect to any shares of Preferred Stock. The preferences, voting powers, relative, participating, optional or other special rights and privileges, and restrictions granted to or imposed upon the shares of Common Stock or the holders thereof are as follows:

1.	General Rights, Preferences, Privileges and Restrictions.

Except as otherwise set forth in this Amended and Restated Certificate of Incorporation, the powers, preferences and relative participating, optional or other special rights and qualifications, limitations or restrictions of the Common Stock shall be identical in all respects.

2.	Dividends.

Subject to any other provisions of this Amended and Restated Certificate of Incorporation and the preferential rights of the holders of Preferred Stock, holders of Common Stock shall be entitled to receive dividends and other distributions in cash, stock or property of the Corporation as may be declared thereon by the Board of Directors of the Corporation from time to time out of assets or funds of the Corporation legally available therefor.

3.	Voting Rights.

(a) At every meeting of the stockholders of the Corporation every holder of Common Stock shall be entitled to one vote in person or by proxy for each share of Common Stock standing in the stockholder’s name on the transfer books of the Corporation.

(b) The provisions of this Amended and Restated Certificate of Incorporation shall not be modified, revised, altered or amended, repealed or rescinded in whole or in part, without the approval of a majority of the votes entitled to be cast by the holders of the Common Stock, provided that prior to the End Date (as defined in Article VII below), Article VI, Article VII, and this Article V, Section 3(b) shall not be modified, revised, altered or amended, repealed or rescinded in whole or in part, by merger, consolidation or otherwise, without the approval of a majority of the votes entitled to be cast by the holders of the Common Stock, including a majority of the votes entitled to be cast by the holders of the Common Stock other than Worsley (as defined in Article VII of this Amended and Restated

Certificate of Incorporation) or Worsley’s Affiliates. For purposes of this Amended and Restated Certificate of Incorporation, an “Affiliate” as to any person shall mean: (i) any other person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with such person, (ii) a spouse, descendent, or any other person related by blood, adoption or marriage to such person or such person’s spouse, (iii) any trust, family partnership or limited liability company whose beneficiaries consist of such person and/or any of the persons described in the foregoing clause (ii), (iv) the estate or heirs of such person, or (v) any corporation, partnership, limited liability corporation or other entity in which such person or any of the persons specified in the foregoing clause (ii) are the beneficial owners collectively of 5% or more of any class of equity securities or 5% or more of the equity interests of such corporation, partnership, limited liability corporation or other entity.

(c) Notwithstanding the foregoing, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to the Amended and Restated Certificate of Incorporation of the Corporation (including any certificate of designations relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock) if the holders of the affected series are entitled, either separately or together as a class with the holders of one or more other series, to vote thereon pursuant to the Amended and Restated Certificate of Incorporation of the Corporation (including any certificate of designations relating to any series of Preferred Stock).

(d) Holders of stock of any class or series of the Corporation shall not be entitled to cumulate their votes for the election of directors or any other matter submitted to a vote of the stockholders.

4.	Dissolution, Liquidation or Winding Up.

In the event of any dissolution, liquidation or winding up of the affairs of the Corporation, whether voluntary or involuntary, after distribution in full of the preferential amounts, if any, to be distributed to the holders of Preferred Stock, if any, the assets and funds of the Corporation shall be distributed pro rata to the holders of Common Stock based on the number of shares of Common Stock held by them.

ARTICLE VI

Special meetings of stockholders of the Corporation, for any purpose or purposes, unless otherwise prescribed by statute or by this Amended and Restated Certificate of Incorporation, shall only be called by the Secretary of the Corporation, at the request in writing of (i) at least seventy-five percent (75%) of the members of the Board of Directors, (ii) the holders of at least twenty-five percent (25%) of the voting power of all of the then outstanding shares entitled to vote generally in the election of directors, solely for the purposes of either (A) filling a vacancy in Class II of the Board of Directors and/or (B) removing one or more directors for cause, or (iii) after the End Date (as defined in Article VII below) only, the holders of at least twenty-five (25%) of the voting power of all of the then outstanding shares entitled to vote generally in the election of directors. Any request for a special meeting of stockholders shall state the purpose or purposes of the proposed special meeting of stockholders.

No action shall be taken by the stockholders of the Corporation except at an annual or special meeting of the stockholders called in accordance with this Amended and Restated Certificate of Corporation or the bylaws.

ARTICLE VII

1. Elections of directors need not be by written ballot unless a stockholder demands election by written ballot at a meeting of stockholders and before voting begins or unless the bylaws of the Corporation shall so provide.

2.

(a) Prior to the expiration of the initial term of the Class III directors, (the “End Date”), the number of directors which shall constitute the whole Board of Directors of the Corporation shall be seven (7).

(b) On and following the End Date, the number of directors which shall constitute the whole Board of Directors of the Corporation shall be such number as may be fixed and changed from time to time only by a resolution of the Board of Directors.

3. The Board of Directors shall be divided into three classes designated as Class I, Class II and Class III, respectively. Prior to the End Date, Class I shall consist of two (2) directors; Class II shall consist of two (2) directors; and Class III shall consist of three (3) directors. At the first annual meeting of stockholders following the effectiveness of this Amended and Restated Certificate of Incorporation, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At the second annual meeting of stockholders following the effectiveness of this Amended and Restated Certificate of Incorporation, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three years. At the third annual meeting of stockholders following the effectiveness of this Amended and Restated Certificate of Incorporation, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting. Each director shall serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal.

4. Any vacancies in Class I during the initial term of the initial Class I directors or, prior to the End Date, in Class III of the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled only by the Special Committee. Prior to the End Date, any vacancies in Class II of the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled only by the holders of Common Stock in accordance with Section 3(a) of Article V. Newly created directorships resulting from any increase in the number of directors shall, unless the Board of Directors determines by resolution that such newly created directorship shall be filled by the stockholders, be filled only by the affirmative vote of the directors then in office, even though less than a quorum of the Board of Directors. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director’s success shall have been elected and qualified. No decrease in the number of authorized directors constituting the whole Board of Directors shall shorten the term of any incumbent director.

5.

(a) The Class III directors, voting separately as a class of directors, shall constitute the “Special Committee” required by that certain Contribution and Merger Agreement dated as of May 8, 2007, by and among the Corporation, Catalytica Energy Systems, Inc., Snowflake Acquisition Corporation, Renegy, LLC, Renegy Trucking, LLC, Snowflake White Mountain Power, LLC, Robert M. Worsley (“R. Worsley”), Christi M. Worsley (“C. Worsley”) and the Robert M. Worsley and Christi M. Worsley Revocable Trust (the “Worsley Trust” and, together with R. Worsley and C. Worsley, “Worsley”), as may be amended from time to time (the “Merger Agreement”). The Special Committee shall, and shall have the exclusive authority pursuant to Section 141(a) of the DGCL to, take all actions and make all determinations which the Merger Agreement provides shall be taken or made by the Special Committee, and to enforce the obligations of Worsley under the Merger Agreement on behalf of the Corporation, in each case subject to and in accordance with the provisions of the Merger Agreement. Without limiting the generality of the foregoing, the Special Committee, acting separately from any other members of the Board of Directors shall have the exclusive authority and be empowered to, on behalf of the Corporation:

(i) enforce the obligations of Worsley under the Merger Agreement, including, without limitation, Worsley’s obligations under Article IX of the Merger Agreement, Worsley’s indemnification obligations under Article X and Article XI of the Merger Agreement, the Registration Rights Agreement and Worsley’s obligations under the Overrun Guarantee (as defined in the Merger Agreement);

(ii) and on behalf of Catalytica, making the determination pursuant to Section 11.3(d) of the Merger Agreement whether to satisfy, in full or in part, any indemnification obligation through the payment of cash or issuance of stock, conducting the defense of any claim in respect of indemnification under this Agreement, and negotiating, entering into settlements and compromises of, and complying with orders of courts and awards of arbitrators with respect to any such claim, and taking all other actions that are necessary or appropriate in the judgment of the Special Committee for the accomplishment of the foregoing;

(iii) administer, interpret and enforce the Registration Rights Agreement (as defined in the Merger Agreement);

(iv) administer, interpret and enforce the Warrants (as defined in the Merger Agreement), including assessing and making the determination of whether any Operating Milestone (as defined in the Warrants) has been achieved;

(v) conduct such investigations as it deems necessary or appropriate to discharge its duties under this Amended and Restated Certificate of Incorporation;

(vi) retain separate legal counsel and any other experts and advisors as it deems necessary or advisable for the purpose of discharging its duties;

(vii) make determinations as to whether to commence, settle and/or terminate litigation or any other proceeding or action in furtherance of the foregoing; and

(viii) fill vacancies in the Class I or Class III directors as provided in Article VII, Section 4.

(b) The authority of the Class III directors acting as the Special Committee shall automatically terminate on the End Date.

6.

(a) Subject to Section 5 and Section 6(b) of this Article VII, the Board of Directors of the Corporation is expressly authorized to designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member of any committee. The bylaws may provide that in the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not constituting a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. Any committee, to the extent provided in the resolution of the Board of Directors, or in the bylaws of the Corporation, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no committee shall have the power or authority in reference to approving or adopting, or recommending to the stockholders any action or matter (other than the election of directors) expressly required by the DGCL to be submitted to stockholders for approval or adopting, amending or repealing the bylaws.

(b) Until the expiration of the initial term of the Class I directors, committees of the Board of Directors (other than the Special Committee) shall consist of at least one (1) Class II director, and at least two directors that are Class I and Class III directors; provided that the total numbers of Class I and Class III directors shall exceed the number of Class II directors by at least one.

(c) For the period commencing on the expiration of the initial term of the Class I directors and ending on the End Date, committees of the Board of Directors (other than the Special Committee) shall consist of at least one (1) Class II director, and at least two (2) directors that are Class III directors (or, if any Class I director(s) is reelected at the first annual meeting following the Closing, such Class I director(s)); provided that the total numbers of Class III directors (and applicable reelected Class I directors) shall exceed the number of Class II directors by at least one.

ARTICLE VIII

In accordance with Section 203(b)(3) of the DGCL, the Corporation expressly elects not to be governed by Section 203 of the DGCL.

ARTICLE IX

In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware:

1.	Board Authority.

The Board of Directors of the Corporation is expressly authorized:

(a) To make, alter or repeal the bylaws of the Corporation; provided that until the End Date, any such action by the Board of Directors with respect to the bylaws of the Corporation shall require the affirmative vote of at least one of the Class II directors; and provided further that, until the End Date, Section 1 and Section 3 of Article I, and Article IX of the Corporation’s bylaws may only be altered, amended or repealed with the approval of the Special Committee.

(b) To authorize and cause to be executed mortgages and liens upon the real and personal property of the Corporation.

(c) To set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and to abolish any reserve in the manner in which it was created.

(d) When and as authorized by the stockholders in accordance with statute, to sell, lease or exchange all or substantially all of the property and assets of the Corporation, including its good will and its corporate franchises, upon terms and conditions and for consideration which may consist in whole or in part of money or property including shares of stock in, and/or other securities of, any other corporation or corporations, as the Board of Directors shall deem expedient and in the best interests of the Corporation.

2.	Corporate Records.

The books of the Corporation may be kept at any place within or without the State of Delaware as the bylaws of the Corporation may provide or as may be designated from time to time by the Board of Directors of the Corporation.

ARTICLE X

A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL, or (d) for any transaction from which the director derived any improper personal benefit. If the DGCL is amended after the date of filing of this Amended and Restated Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Any repeal or modification of the foregoing paragraph shall not adversely affect any right or protection of a director of the Corporation existing at the time of the repeal or modification.

ARTICLE XI

Subject to Article V, Article VI and Article VII, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

Annex D

AMENDED AND RESTATED BYLAWS
OF
RENEGY HOLDINGS, INC.
a Delaware corporation

ARTICLE I.

Stockholders

1. Annual Meeting.  An annual meeting of the stockholders, for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting, shall be held on such date, at such time, and at such place (if any), within or without the State of Delaware, as the Board of Directors shall each year fix; provided, that (a) the first annual meeting of stockholders following the Closing of the Merger Agreement (as defined in the certificate of incorporation of the Corporation) shall be held on or before the first anniversary of the Closing, but not earlier than eleven (11) months after the Closing, (b) the second annual meeting of stockholders following the Closing shall be held on or before the second anniversary of the Closing, but not earlier than twenty-three (23) months after the Closing, and (c) the third annual meeting of stockholders following the Closing shall be held on or before the third anniversary of the Closing, but not earlier than thirty-five (35) months after the Closing. For the purposes hereof, “Closing” shall have the meaning set forth in the Merger Agreement. In lieu of holding an annual meeting of stockholders at a designated place, the Board of Directors may, in its sole discretion, determine that any annual meeting of stockholders may be held solely by means of remote communication.

2. Advance Notice; Purpose of Meeting.  Nominations of persons for election to the Board of Directors of the Corporation and the proposal of business to be transacted by the stockholders may be made at an annual meeting of stockholders (a) pursuant to the notice given by the Corporation with respect to such meeting, (b) by or at the direction of the Board of Directors or (c) by any stockholder of the Corporation who was a stockholder of the Corporation at the time of giving of the notice provided for in the following paragraph, who is entitled to vote at the meeting and who has complied with the notice procedures set forth in this Section.

For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (c) of the foregoing paragraph, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a stockholder’s notice shall be delivered to the Secretary at the principal executive offices of the Corporation not less than 120 days prior to the first anniversary of the preceding year’s annual meeting of stockholders; provided, however, that if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 60 days from such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the 150th day prior to and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. Such stockholder’s notice shall set forth (i) as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person as would be required to be disclosed in solicitations of proxies for the election of such nominees as directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (ii) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (iii) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (A) the name and address of such stockholder, as they appear on the Corporation’s books, and of such beneficial owner and (B) the class and number of shares of the Corporation that are owned beneficially and of record by such stockholder and such beneficial owner.

Notwithstanding anything in the second sentence of the second paragraph of this Section to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board made by the Corporation at least 100 days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by this Bylaw shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the Corporation.

Only such persons who are nominated in accordance with the procedures set forth in this Section shall be eligible to serve as directors and only such business shall be conducted at an annual meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section. The chairman of the meeting shall have the power and the duty to determine whether a nomination or any business proposed to be brought before the meeting has been made in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws to declare that such defective proposed business or nomination shall be disregarded.

Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting either by or at the direction of the Board or by any stockholder of record of the Corporation who is a stockholder of record at the time of giving of notice provided for in this paragraph, who shall be entitled to vote at the meeting and who complies with the notice procedures set forth in this Section. Nominations by stockholders of persons for election to the Board may be made at such a special meeting of stockholders if the stockholder’s notice required by this Section shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the later of the 60th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting.

For purposes of this Section, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or a comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

Notwithstanding the foregoing provisions of this Section, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to matters set forth in this Section. Nothing in this Section shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

3. Special Meetings; Notice.  Special meetings of the stockholders, other than those required by statute, may be called at any time only by the Secretary of the Corporation, which the Secretary shall do as promptly as practicable at the request in writing of (i) at least seventy-five percent (75%) of the members of the Board of Directors, (ii) the holders of at least twenty-five percent (25%) of the voting power of all of the then outstanding shares entitled to vote generally in the election of directors, solely for the purposes of either (A) filling a vacancy in Class II of the Board of Directors and/or (B) removing one or more directors for cause, or (iii) after the End Date (as defined in the certificate of incorporation of the Corporation) only, the holders of at least twenty-five percent (25%) of the voting power of all of the then outstanding shares entitled to vote generally in the election of directors. Any request for a special meeting of stockholders shall state the purpose or purposes of the proposed special meeting of stockholders. Notice of every special meeting, stating the date, time, place (if any) and purpose as designated in the written request or requests provided above, shall be given by mailing, postage prepaid, at least 10 but not more than 60 days before each such meeting, a copy of such notice addressed to each stockholder of the Corporation at his post office address as recorded on the books of the Corporation. In lieu of holding a special meeting of stockholders at a designated place, the Board of Directors may, in its sole discretion, determine that any special meeting of stockholders may be held solely by means of remote communication. The Board of Directors may postpone or reschedule any previously scheduled special meeting.

Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting.

4. Notice of Meetings.  (a) Written notice of the place (if any), date, and time of all meetings of the stockholders, and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting shall be given, not less than 10 nor more than 60 days before the date on which the meeting is to be held, to each stockholder entitled to vote at such meeting, except as otherwise provided herein or required by law or the and Certificate of Incorporation of the Corporation.

(b) Notice to stockholders may be given by writing in paper form or solely in the form of electronic transmission as permitted by this subsection (b). If given by writing in paper form, notice may be delivered personally, may be delivered by mail, or, with the consent of the stockholder entitled to receive notice, may be delivered by facsimile telecommunication or any of the other means of electronic transmission specified in this subsection (b). If mailed, such notice shall be delivered by postage prepaid envelope directed to each stockholder at such stockholder’s address as it appears in the records of the Corporation. Any notice to stockholders given by the Corporation shall be effective if delivered or given by a form of electronic transmission to which the stockholder to whom the notice is given has consented. Notice given pursuant to this subsection shall be deemed given: (1) if by facsimile telecommunication, when directed to a facsimile telecommunication number at which the stockholder has consented to receive notice; (2) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (3) if by posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and (4) if by any other form of electronic transmission, when directed to the stockholder. An affidavit of the secretary or an assistant secretary or of the transfer agent or other agent of the Corporation that the notice has been given by personal delivery, by mail, or by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

(c) Notice of any meeting of stockholders need not be given to any stockholder if waived by such stockholder either in a writing signed by such stockholder or by electronic transmission, whether such waiver is given before or after such meeting is held. If such a waiver is given by electronic transmission, the electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder.

(d) When a meeting is adjourned to another place (if any), date or time, written notice need not be given of the adjourned meeting if the place (if any), date and time thereof and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting, are announced at the meeting at which the adjournment is taken; provided, however, that if the date of any adjourned meeting is more than 30 days after the date for which the meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, written notice of the place (if any), date, and time of the adjourned meeting shall be given in conformity herewith. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting.

5. Quorum.  At any meeting of the stockholders, the holders of a majority of the aggregate voting power of the issued and outstanding shares of stock entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum for all purposes, unless or except to the extent that the presence of a larger number may be required by law. Where a separate vote by a class or classes or series is required, a majority of the aggregate voting power of the issued and outstanding shares of such class or classes or series present in person or represented by proxy shall constitute a quorum entitled to take action with respect to that vote on that matter.

If a quorum shall fail to attend any meeting, the chairman of the meeting may adjourn the meeting to another place, date, or time.

6. Organization.  Such person as the Board of Directors may have designated or, in the absence of such a person, the President or, in his or her absence, the Secretary of the Corporation or, in his or her absence, such person as may be chosen by the holders of a majority of the shares entitled to vote who are present, in person or by proxy, shall call to order any meeting of the stockholders and act as chairman of the meeting. In the absence of the Secretary of the Corporation, the secretary of the meeting shall be such person as the chairman of the meeting appoints.

7. Conduct of Business.  The chairman of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seem to him or her in order. The chairman of the meeting shall have the power to adjourn the meeting to another place (if any), date and time. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting.

8. Proxies and Voting.  At any meeting of the stockholders, every stockholder entitled to vote may vote in person or by proxy authorized by an instrument in writing or by electronic transmission as permitted by law and filed in accordance with the procedure established for the meeting. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission authorizing a person or persons to act as proxy for a stockholder may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

All voting, including on the election of directors but excepting where otherwise required by law, may be by a voice vote; provided, however, that upon demand therefore by a stockholder entitled to vote or by his or her proxy, a stock vote shall be taken. Every stock vote shall be taken by ballots, each of which shall state the name of the stockholder or proxy voting and such other information as may be required under the procedure established for the meeting.

The Corporation may, and to the extent required by law, shall, in advance of any meeting of stockholders, appoint one or more inspectors to act at the meeting and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act.

If no inspector or alternate is able to act at a meeting of stockholders, the person presiding at the meeting may, and to the extent required by law, shall, appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his ability. Every vote taken by ballots shall be counted by a duly appointed inspector or inspectors.

All elections of directors shall be determined by a plurality of the votes cast in person or represented by proxy at the meeting, and entitled to vote in the election of directors, and except as otherwise required by law or the Certificate of Incorporation of the Corporation, all other matters shall be determined by a majority of the votes cast affirmatively or negatively.

9. Stock List.  A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order for each class of stock and showing the address of each such stockholder and the number of shares registered in his or her name, shall be open to the examination of any such stockholder, for any purpose germane to the meeting for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

This list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

10. Waiver of Notice.  Whenever notice is required to be given under any provision of the Delaware General Corporation Law or of the Certificate of Incorporation of the Corporation or these Bylaws, a written waiver, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors, or members of a committee of directors need be specified in any written waiver of notice unless so required by the Certificate of Incorporation of the Corporation or these Bylaws.

ARTICLE II.

Board Of Directors

1. Number, Election and Term of Directors.  Except as otherwise provided in the Certificate of Incorporation of the Corporation, the number of directors shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the total number of directors which the Corporation would have if there were no vacancies.

2. Regular Meetings.  Regular meetings of the Board of Directors shall be held at such place or places, on such date or dates, and at such time or times as shall have been established by the Board of Directors and publicized among all directors. A notice of each regular meeting shall not be required.

3. Special Meetings.  Special meetings of the Board of Directors may be called by the President or by two or more directors then in office and shall be held at such place, on such date, and at such time as they or he or she shall fix. Notice of the place, date, and time of each such special meeting shall be given each director by whom it is not waived by mailing written notice not less than five days before the meeting or by telephone or by telegraphing or telexing or by facsimile transmission of the same not less than 24 hours before the meeting. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

4. Quorum.  At any meeting of the Board of Directors, a majority of the total number of the whole Board shall constitute a quorum for the transaction of business. If a quorum shall fail to attend any meeting, a majority of those present may adjourn the meeting to another place, date, or time, without further notice or waiver thereof. Notwithstanding the foregoing, to the extent the Certificate of Incorporation delegates the exclusive power and authority with respect to certain matters to the Class III directors, acting as a Special Committee of the Board of Directors, then a majority of the Class III directors shall constitute a quorum for the transaction of business on those matters.

5. Participation in Meetings By Conference Telephone.  Members of the Board of Directors, or of any committee thereof, may participate in a meeting of such Board or committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other and such participation shall constitute presence in person at such meeting.

6. Conduct of Business.  At any meeting of the Board of Directors, business shall be transacted in such order and manner as the Board may from time to time determine, and all matters shall be determined by the vote of a majority of the directors present, except as otherwise provided herein, the Certificate of Incorporation or required by law. For the avoidance of doubt, to the extent the Certificate of Incorporation delegates the exclusive power and authority with respect to certain matters to the Class III directors, acting as a Special Committee of the Board of Directors, the act of a majority of the Class III directors present at any meeting of the Class III directors at which a quorum is present shall be required for action with respect to those matters. Action may be taken by the Board of Directors or the Class III directors, acting as a Special Committee, without a meeting if all members thereof consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board of Directors.

7. Powers.  The Board of Directors may, except as otherwise required by law or the Certificate of Incorporation of the Corporation, exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, including, without limiting the generality of the foregoing, the unqualified power:

(a) To declare dividends from time to time in accordance with law;

(b) To purchase or otherwise acquire any property, rights or privileges on such terms as it shall determine;

(c) To authorize the creation, making and issuance, in such form as it may determine, of written obligations of every kind, negotiable or non-negotiable, secured or unsecured, and to do all things necessary in connection therewith;

(d) To remove any officer of the Corporation with or without cause, and from time to time to devolve the powers and duties of any officer upon any other person for the time being;

(e) To confer upon any officer of the Corporation the power to appoint, remove and suspend subordinate officers, employees and agents;

(f) To adopt from time to time such stock option, stock purchase, bonus or other compensation plans for directors, officers, employees and agents of the Corporation and its subsidiaries as it may determine;

(g) To adopt from time to time such insurance, retirement, and other benefit plans for directors, officers, employees and agents of the Corporation and its subsidiaries as it may determine; and

(h) To adopt from time to time regulations, not inconsistent with these Bylaws, for the management of the Corporation’s business and affairs.

8. Compensation of Directors.  Unless otherwise restricted by the certificate of incorporation, the Board of Directors shall have the authority to fix the compensation of the directors. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or paid a stated salary or paid other compensation as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

9. Resignations.  Any director may resign at any time by giving notice in writing or by electronic transmission to the Board of Directors or the Secretary; provided, however, that if such notice is given by electronic transmission, such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the director. A resignation is effective when the resignation is delivered unless the resignation specifies a later date or an effective date determined upon the happening of an event or events. A resignation which is conditioned upon the director failing to receive a specified vote for reelection as a director may provide that it is irrevocable.

ARTICLE III.

Committees

1. Committees of the Board of Directors.  Subject to the Corporation’s Certificate of Incorporation, the Board of Directors may from time to time designate committees of the Board, with such lawfully delegable powers and duties as it thereby confers, to serve at the pleasure of the Board and shall, for those committees and any others provided for herein, elect a director or directors to serve as the member or members, designating, if it desires, other directors as alternate members who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of any member of any committee and any alternate member in his or her place, the member or members of the committee present at the meeting and not disqualified from voting, whether or not he or she or they constitute a quorum, may by unanimous vote appoint another member of the Board of Directors to act at the meeting in the place of the absent or disqualified member.

2. Conduct of Business.  Committees shall consist of one or more directors. Each committee may determine the procedural rules for meeting and conducting its business and shall act in accordance therewith, except as otherwise provided herein or required by law or as set forth in the Certificate of Incorporation of the Corporation. Adequate provision shall be made for notice to members of all meetings; a majority of the members shall constitute a quorum unless the committee shall consist of one or two members, in which event one member shall constitute a quorum; and all matters shall be determined by the affirmative vote of a majority of the members present. Action may be taken by any committee without a meeting if all members thereof consent thereto in writing, and the writing or writings are filed with the minutes of the proceedings of such committee.

ARTICLE IV.

Officers

1. Generally.  The officers of the Corporation shall consist of a President, one or more Vice Presidents, a Secretary, a Chief Financial Officer and such other officers as may from time to time be appointed by the Board of Directors. Officers shall be elected by the Board of Directors, which shall consider that subject at its first meeting after every annual meeting of stockholders. Each officer shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal. Any number of offices may be held by the same person. The salaries of officers elected by the Board of Directors shall be fixed from time to time by the Board of Directors or by such officers as may be designated by resolution of the Board.

2. President.  The President shall be the Chief Executive Officer of the Corporation. Subject to the provisions of these Bylaws and to the direction of the Board of Directors, he or she shall have the responsibility for the general management and control of the business and affairs of the Corporation and shall perform all duties and have all powers which are commonly incident to the office of chief executive or which are delegated to him or her by the Board of Directors. He or she shall have power to sign all stock certificates, contracts and other instruments of the Corporation which are authorized and shall have general supervision and direction of all of the other officers, employees and agents of the Corporation.

3. Vice President.  Each Vice President shall have such powers and duties as may be delegated to him or her by the Board of Directors. One Vice President shall be designated by the Board to perform the duties and exercise the powers of the President in the event of the President’s absence or disability.

4. Chief Financial Officer.  The Chief Financial Officer shall have the responsibility for maintaining the financial records of the Corporation. He or she shall make such disbursements of the funds of the Corporation as are authorized and shall render from time to time an account of all such transactions and of the financial condition of the Corporation. The Chief Financial Officer shall also perform such other duties as the Board of Directors may from time to time prescribe.

5. Secretary.  The Secretary shall issue all authorized notices for, and shall keep minutes of, all meetings of the stockholders and the Board of Directors. He or she shall have charge of the corporate books and shall perform such other duties as the Board of Directors may from time to time prescribe.

6. Delegation of Authority.  The Board of Directors may from time to time delegate the powers or duties of any officer to any other officers or agents, notwithstanding any provision hereof.

7. Removal.  Any officer of the Corporation may be removed at any time, with or without cause, by the Board of Directors.

8. Action with Respect to Securities of Other Corporations.  Unless otherwise directed by the Board of Directors, the President or any officer of the Corporation authorized by the President shall have power to vote and otherwise act on behalf of the Corporation, in person or by proxy, at any meeting of stockholders of or with respect to any action of stockholders of any other Corporation in which this Corporation may hold securities and otherwise to exercise any and all rights and powers which this Corporation may possess by reason of its ownership of securities in such other Corporation.

ARTICLE V.

Stock

1. Certificates of Stock.  The shares of the Corporation shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of the Corporation’s stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Every holder of stock of the Corporation represented by certificates shall be entitled to have a certificate signed by, or in the name of the Corporation by the Chairman or vice-chairperson of the Board of Directors, or the President or vice-president and by the Secretary or an assistant secretary of the Corporation representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be by a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. The Corporation shall not have power to issue a certificate in bearer form.

2. Transfers of Stock.  Stock of the Corporation shall be transferable in the manner prescribed by law and in these Bylaws. Transfers of stock shall be made on the books of the Corporation only by the record holder of such stock or by his or her attorney lawfully constituted in writing or by transfer agents designated to transfer shares of the stock of the Corporation, and, if such stock is certificated, upon the surrender of the certificate therefor (subject to Section 4 of this Article V), which shall be canceled before a new certificate shall be issued.

3. Record Date.  (a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty or fewer than ten days before the date of such meeting, If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at any meeting of stockholders or adjournment thereof shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided , however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution, or allotment of any rights, or the stockholders entitled to exercise any rights in respect of any change, conversion, or exchange of capital stock, or for the purpose of any other lawful action, except as may otherwise be provided in these Bylaws, the Board of Directors may fix a record date. Such record date shall not precede the date upon which the resolution fixing such record date is adopted, and shall not be more than sixty days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

4. Lost, Stolen or Destroyed Certificates.  In the event of the loss, theft or destruction of any certificate of stock, another may be issued in its place pursuant to such regulations as the Board of Directors may establish concerning proof of such loss, theft or destruction and concerning the giving of a satisfactory bond or bonds of indemnity.

5. Regulations.  The issue, transfer, conversion and registration of certificates of stock shall be governed by such other regulations as the Board of Directors may establish.

ARTICLE VI.

Notices

1. Notices.  Except as otherwise specifically provided herein or required by law, all notices required to be given to any stockholder, director, officer, employee or agent shall be in writing and may in every instance be effectively given by hand delivery to the recipient thereof, by depositing such notice in the mails, postage paid, recognized overnight delivery service or by sending such notice by facsimile, receipt acknowledged, or by prepaid telegram or mailgram. Any such notice shall be addressed to such stockholder, director, officer, employee or agent at his or her last known address as the same appears on the books of the Corporation. The time when such notice is received, if hand delivered, or dispatched, if delivered through the mails or by telegram or mailgram, shall be the time of the giving of the notice.

2. Waivers.  A written waiver of any notice, signed by a stockholder, director, officer, employee or agent, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to the notice required to be given to such stockholder, director, officer, employee or agent. Neither the business nor the purpose of any meeting need be specified in such a waiver. Attendance at any meeting shall constitute waiver of notice except attendance for the sole purpose of objecting to the timeliness of notice.

ARTICLE VII.

Miscellaneous

1. Facsimile Signatures.  In addition to the provisions for use of facsimile signatures elsewhere specifically authorized in these Bylaws, facsimile signatures of any officer or officers of the Corporation may be used whenever and as authorized by the Board of Directors or a committee thereof.

2. Corporate Seal.  The Board of Directors may provide a suitable seal, containing the name of the Corporation, which seal shall be in the charge of the Secretary. If and when so directed by the Board of Directors or a committee thereof, duplicates of the seal may be kept and used by the Treasurer or by an Assistant Secretary or Assistant Treasurer.

3. Reliance upon Books, Reports and Records.  Each director, each member of any committee designated by the Board of Directors, and each officer of the Corporation shall, in the performance of his or her duties, be fully protected in relying in good faith upon the books of account or other records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of its officers or employees, or committees of the Board of Directors so designated, or by any other person as to matters which such director or committee member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

4. Fiscal Year.  The fiscal year of the Corporation shall be as fixed by the Board of Directors.

5. Time Periods.  In applying any provision of these Bylaws which requires that an act be done or not be done a specified number of days prior to an event or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used, the day of the doing of the act shall be excluded, and the day of the event shall be included.

ARTICLE VIII.

Indemnification of Directors and Officers

1. Right to Indemnification.  Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director or an officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended, against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as provided in Section 3 of this ARTICLE VIII with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

2. Right to Advancement of Expenses.  The right to indemnification conferred in Section 1 of this ARTICLE VIII shall include the right to be paid by the Corporation the expenses (including attorney’s fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an “advancement of expenses”);

provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under Section 1 of this Article VIII or otherwise. The rights to indemnification and to the advancement of expenses conferred in Sections 1 and 2 of this ARTICLE VIII shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee’s heirs, executors and administrators.

3. Right of Indemnitee to Bring Suit.  If a claim under Section 1 or 2 of this ARTICLE VIII is not paid in full by the Corporation within 60 days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 20 days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified or to such advancement of expenses, under this ARTICLE VIII or otherwise shall be on the Corporation.

4. Non-Exclusivity of Rights.  The rights to indemnification and to the advancement of expenses conferred in this ARTICLE VIII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Corporation’s Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

5. Insurance.  The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

6. Indemnification of Employees and Agents of the Corporation.  The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any officer, employee or agent of the Corporation to the fullest extent of the provisions of this Article with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

ARTICLE IX.

Amendments

In furtherance and not in limitation of the powers conferred by law, the Board of Directors is expressly authorized to make, alter, amend and repeal these Bylaws; provided that until the End Date, any such action by the

Board of Directors with respect to these Bylaws shall require the affirmative vote of at least one of the Class II directors; and provided further that, until the End Date, Section 1 and Section 3 of Article I and this Article IX may only be altered, amended or repealed with the approval of the Special Committee (as defined in the Corporation’s Certificate of Incorporation). The holders of voting stock of the Corporation are also expressly authorized to alter, amend or repeal the Bylaws; provided, however, that, with respect to the powers of holders of voting stock to make, alter, amend and repeal Bylaws of the Corporation, notwithstanding any other provision of these Bylaws or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the capital stock of the Corporation required by law or these Bylaws, (i) until the End Date, the affirmative vote of the holders of at least 75% of the voting power of all of the then-outstanding shares entitled to vote generally in the election of directors, voting together as a single class, shall be required to make, alter, amend or repeal any provision of these Bylaws, and (ii) on or after the End Date, the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares entitled to vote generally in the election of directors, voting together as a single class, shall be required to make, alter, amend or repeal any provision of these Bylaws.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Officers and Directors

Section 102(b)(7) of the Delaware General Corporation Law, or the DGCL, permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions that are not in good faith or that involve intentional misconduct or a knowing violation of law, for the payment of unlawful dividends, or for any transaction from which the director derived an improper personal benefit. Renegy’s certificate of incorporation provides that a director will not be liable for monetary damages for breach of fiduciary duty to the fullest extent provided by DGCL as the same exists or as may hereafter be amended.

Section 145(a) of the DGCL provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director or officer of the corporation. Such indemnity may be against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.

Section 145(g) of the DGCL provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the law.

The bylaws of Renegy following the transaction will provide in effect that, subject to certain limited exceptions, Renegy may indemnify its directors and officers to the extent authorized or permitted by the DGCL. In addition, the directors and officers of Renegy will be insured under policies of insurance maintained by Renegy, subject to the limits of the policies, against certain losses arising from any claims made against them by reason of being or having been such directors or officers. In addition, Renegy intends to enter into contracts with certain of its directors and officers providing for indemnification of such persons by Renegy to the full extent authorized or permitted by law, subject to certain limited exceptions.

Item 21.	Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit
Number	Description

2.1	Contribution and Merger Agreement, dated as of May 8, 2007, among Catalytica Energy Systems, Inc., Renegy Holdings, Inc., Snowflake Acquisition Corporation, Renegy, LLC, Renegy Trucking, LLC, Snowflake White Mountain Power, LLC, Robert M. Worsley, Christi M. Worsley and the Robert M. Worsley and Christi M. Worsley Revocable Trust (included as Annex A to the proxy statement/prospectus)

Exhibit
Number		Description

2.2		Amendment No. 1 to Contribution and Merger Agreement, dated as of August 9, 2007 (included as part of Annex A to the proxy statement/prospectus)
3	.1(1)	Certificate of Incorporation of Renegy Holdings, Inc.
3.2		Amended and Restated Certificate of Incorporation of Renegy Holdings, Inc. (included as Annex C to the proxy statement/prospectus)
3	.3(1)	Bylaws of Renegy Holdings, Inc.
3.4		Amended and Restated Bylaws of Renegy Holdings, Inc. (included as Annex D to the proxy statement/prospectus)
4	.1(1)	Form of Registration Rights Agreement to be entered into by and between Renegy Holdings, Inc. and the Robert M. Worsley and Christi M. Worsley Revocable Trust
4	.2(1)	Form of Common Stock Purchase Warrant to be issued to the Robert M. Worsley and Christi M. Worsley Revocable Trust
5.1		Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation as to the issuance of shares of Renegy Holdings, Inc. common stock in connection with the merger
8.1		Tax opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
10	.1*(1)	Non-competition Agreement, dated as of May 8, 2007, between Renegy Holdings, Inc. and Robert W. Zack
10	.2*(1)	Employment Agreement, dated as of May 8, 2007, between Renegy Holdings, Inc. and Robert M. Worsley
10	.3*(1)	Employment Agreement, dated as of May 8, 2007, between Renegy Holdings, Inc. and Scott Higginson
23.1		Consent of independent registered public accounting firm with respect to Catalytica Energy Systems, Inc.
23.2		Consent of independent registered public accounting firm with respect to Snowflake White Mountain Power, LLC, Renegy, LLC, and Renegy Trucking, LLC (set forth in Exhibit 23.1)
23.3		Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (set forth in Exhibit 5.1)
23.4		Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (set forth in Exhibit 8.1)
23.5		Consent of Squire, Sanders & Dempsey L.L.P.
23	.6(1)	Consent of Oxford Advisors
24	.1(1)	Power of Attorney
99.1		Form of Catalytica Energy Systems, Inc. Proxy Card
99	.2(1)	Consent of Robert M. Worsley to be named as a director
99	.3(1)	Consent of Howard Frazier Barker Elliott, Inc.

*  Indicates management contract or compensatory plan or arrangement.

(1) Previously filed

(c)	Reports, opinions or appraisals

Opinion of Howard Frazier Barker Elliott, Inc. dated as of May 2, 2007 as amended (attached as Annex B to the proxy statement/prospectus to which this registration statement relates).

Item 22.	Undertakings

The undersigned registrant hereby undertakes:

(a)

(1) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request; and

(2) to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(b) Insofar as indemnification for liabilities under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Tempe, Arizona, on August 31, 2007.

RENEGY HOLDINGS, INC.

By:	/s/ Robert W. Zack
Robert W. Zack
President, Chief Executive Officer
and Chief Financial Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ Robert W. Zack Robert W. Zack		President, Chief Executive Officer (Principal Executive Officer), Chief Financial Officer (Principal Accounting and Financial Officer)	August 31, 2007

* Richard A. Abdoo		Director	August 31, 2007

* William B. Ellis		Director	August 31, 2007

* Howard I. Hoffen		Director	August 31, 2007

* Ricardo B. Levy		Director	August 31, 2007

* Susan F. Tierney		Director	August 31, 2007

*By:	/s/ Robert W. Zack Robert W. Zack As Attorney-In-Fact

EXHIBIT INDEX

Exhibit
Number		Description

2.1		Contribution and Merger Agreement, dated as of May 8, 2007, among Catalytica Energy Systems, Inc., Renegy Holdings, Inc., Snowflake Acquisition Corporation, Renegy, LLC, Renegy Trucking, LLC, Snowflake White Mountain Power, LLC, Robert M. Worsley, Christi M. Worsley and the Robert M. Worsley and Christi M. Worsley Revocable Trust (included as Annex A to the proxy statement/prospectus)
2.2		Amendment No. 1 to Contribution and Merger Agreement, dated as of August 9, 2007 (included as part of Annex A to the proxy statement/prospectus)
3	.1(1)	Certificate of Incorporation of Renegy Holdings, Inc.
3.2		Amended and Restated Certificate of Incorporation of Renegy Holdings, Inc. (included as Annex C to the proxy statement/prospectus)
3	.3(1)	Bylaws of Renegy Holdings, Inc.
3.4		Amended and Restated Bylaws of Renegy Holdings, Inc. (included as Annex D to the proxy statement/prospectus)
4	.1(1)	Form of Registration Rights Agreement to be entered into by and between Renegy Holdings, Inc. and the Robert M. Worsley and Christi M. Worsley Revocable Trust
4	.2(1)	Form of Common Stock Purchase Warrant to be issued to the Robert M. Worsley and Christi M. Worsley Revocable Trust
5.1		Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation as to the issuance of shares of Renegy Holdings, Inc. common stock in connection with the merger
8.1		Tax opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
10	.1*(1)	Non-competition Agreement, dated as of May 8, 2007, between Renegy Holdings, Inc. and Robert W. Zack
10	.2*(1)	Employment Agreement, dated as of May 8, 2007, between Renegy Holdings, Inc. and Robert M. Worsley
10	.3*(1)	Employment Agreement, dated as of May 8, 2007, between Renegy Holdings, Inc. and Scott Higginson
23.1		Consent of independent registered public accounting firm with respect to Catalytica Energy Systems, Inc.
23.2		Consent of independent registered public accounting firm with respect to Snowflake White Mountain Power, LLC, Renegy, LLC, and Renegy Trucking, LLC (set forth in Exhibit 23.1)
23.3		Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (set forth in Exhibit 5.1)
23.4		Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (set forth in Exhibit 8.1)
23.5		Consent of Squire, Sanders & Dempsey L.L.P.
23	.6(1)	Consent of Oxford Advisors
24	.1(1)	Power of Attorney
99.1		Form of Catalytica Energy Systems, Inc. Proxy Card
99	.2(1)	Consent of Robert M. Worsley to be named as a director
99	.3(1)	Consent of Howard Frazier Barker Elliott, Inc.

*	Indicates management contract or compensatory plan or arrangement.

(1)	Previously filed.